
08000240

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Rossi Residencial SA

*CURRENT ADDRESS Av. Mj Sylvio de M. Padilha 5200 3° a. 05677-000 Sao Paulo Brazil

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04638

FISCAL YEAR

PROCESSED JAN 17 2008 THOMSON FINANCIAL

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☐

2G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

BEST AVAILABLE COPY

OICF/BY: EBS

DAT: 1/14/08

BY-LAWS

CHAPTER I

NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

Article 1 - **ROSSI RESIDENCIAL S.A.** is a joint-stock company ("Company") governed by these Bylaws and by applicable law.

Article 2 – The Company has its principal place of business and legal domicile in the city of São Paulo, State of São Paulo, at Avenida Major Sylvio de Magalhães Padilha, No. 5.200 – Miami Building – Block C – Suite 31.

Sole Paragraph – The Company may open branches, warehouses, offices and any other establishments in Brazil or abroad upon resolution of the Executive Board.

Article 3 - The purpose of the Company is the purchase and sale of real estate, land subdivisions and real estate development and construction of real properties for sale.

Article 4 – The Company shall operate for an indefinite term of duration.

CHAPTER II

CAPITAL STOCK

Article 5 – The subscribed and paid-in share capital of the Company is four hundred and forty-five million, one hundred and seventeen thousand, one hundred and thirty-five Reais and thirty cents (R$445,117,135.30), divided into seventy-eight million, eight hundred and fifty-one thousand, eight hundred and fourteen (78,851,814) common, registered, book-entry shares, with no par value.

Article 6 – The Company is authorized to increase, regardless of a resolution of the Shareholders Meeting and amendment to the Bylaws, the capital stock up to the additional amount of one hundred million (100,000,000) common, registered, book-entry and non-par shares, totaling one hundred and forty-eight million, three hundred and fifty-one thousand, eight hundred and fourteen (148,351,814) common shares, and it shall be incumbent upon the Board of Directors to establish the number of shares to be issued for distribution in Brazil or abroad, in a public or private manner, the price and the other conditions for subscription and full payment, as well as to resolve on the preemptive right, in compliance with the rules provided by law and the Bylaws.

Paragraph 1 - The Company may, within the limits of the authorized capital and in accordance with the plan approved by the Shareholders Meeting, grant stock purchase options to its administrators or employees, or individuals that provide services to the Company or to a company under its control, as resolved by the Board of Directors, in compliance with the rules provided in the Bylaws and in applicable law, the preemptive right of the shareholders not being applied.

Paragraph 2 – The Company shall not issue founders' shares.

Article 7 – The capital stock shall be represented by common shares only, and each common share shall correspond to the right to one vote in the resolutions of the shareholders.

Article 8 – All Company shares shall be book-entry and, on behalf of their holders, shall be kept in a trust account at a financial institution authorized by the Securities Commission elected by the Company, in compliance with the provisions of Articles 34 and 35 of Law No. 6,404, of December 15, 1976 ("**Law No. 6,404/76**") and other applicable law.

Article 9 – In the event of a capital increase due to the subscription of new shares, the issuance of debentures convertible into shares and/or subscription bonuses, the shareholders shall have a preemptive right for the subscription of such securities, as provided in Article 171 of Law No. 6,404/76.

Sole Paragraph - In the event of a capital increase due to the subscription of new shares, the issuance of debentures convertible into shares and/or subscription bonuses, the placement of which is made by means of (i) sale on the stock exchange or public subscription; or (ii) exchange of shares, in a public offering of acquisition of control, the Board of Directors may exclude or reduce the legal term for the exercise of the preemptive right.

Article 10 - The Company may, by resolution of the Board of Directors, acquire its own shares for subsequent cancellation or disposal, provided that the conditions and requirements set forth in Article 30 of Law No. 6,404/76 and other applicable legal provisions are observed.

CHAPTER III

SHAREHOLDERS MEETING

Article 11 - The Shareholders Meeting shall meet on an annual basis once a year and on a special basis when called in accordance with the provisions of the law or of these Bylaws.

Paragraph 1 – The resolutions of the Shareholders Meeting shall be taken by majority vote.

Paragraph 2 – The Shareholders Meeting shall only resolve on the matters of the agenda as provided in the respective call notices.

Paragraph 3 – At Shareholders Meetings, the shareholders shall present, at least seventy-two (72) hours in advance, in addition to the identify card, proof of the respective shareholding issued by the institution providing the book-entry services.

Article 12 – The Shareholders Meeting shall be convened and presided over by the Chairman of the Board of Directors and assisted by a person chosen by the Chairman.

Sole Paragraph – In the absence of the Chairman of the Board of Directors or his substitute, the Chairman and the Secretary of the Presiding Board of the Shareholders Meeting shall be elected by the attending shareholders.

Article 13 – It shall be incumbent upon the Shareholders Meeting, in addition to the assignments provided by law, to:

I. elect and remove from office, at any time, the members of the Board of Directors and of the Audit Committee, if convened;

II. annually take the accounts of the administrators and resolve on the financial statements presented by them;

III. fix the aggregate fees of the members of the Board of Directors and of the Executive Board, as well as the remuneration of the members of the Audit Committee, if convened;

IV. attribute dividends in the form of shares and decide on any splitting or grouping of shares;

V. approve programs for the granting of share purchase or subscription options to its administrators and employees, including the administrators and employees of other companies that are controlled directly or indirectly by the Company;

VI. resolve, in accordance with a proposal presented by the administration, on the allocation of the profits of the fiscal year and distribution of dividends;

VII. resolve on the transformation, consolidation, merger and spin-off of the Company, its dissolution and liquidation, elect the liquidator, as well as the Audit Committee that will operate during the liquidation period;

VIII. resolve on the withdrawal of the Company from the New Market ("**New Market**") of the São Paulo Stock Exchange – BOVESPA ("**BOVESPA**") in the events provided in Article 41 of these Bylaws; and

IX. choose a specialized firm to be responsible for the preparation of the appraisal report on the shares of the Company, in the event of cancellation of registration of a publicly-held company or withdrawal from the New Market, as provided in Chapter VI of these Bylaws, among the firms indicated by the Board of Directors.

Sole Paragraph – The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders' agreements filed at the Company's principal place of business, and votes contrary to the contents of such agreements shall not be computed.

CHAPTER IV

ADMINISTRATION BODIES

Article 14 – The Company shall be managed by a Board of Directors and by an Executive Board.

Paragraph 1 – Investiture in the position shall be made by means of an instrument drawn up in a specific book, signed by the invested administrator, and no management bond shall be required.

Paragraph 2 – The administrators shall remain in their positions until the investiture of their substitutes.

Article 15 – The Shareholders Meeting shall fix an aggregate annual amount for distribution among the administrators and the Board of Directors shall make the distribution of the amount individually, in compliance with these Bylaws.

Article 16 – Any administration bodies may validly meet with the attendance of the majority of their members and shall resolve by means of the majority of the attendees.

Sole Paragraph – A prior call notice of the meeting, as a condition for its validity, shall not be required if all members are present, and for such purpose the votes cast by delegation to another member or in writing shall be accepted.

Board of Directors

Article 17 – The Board of Directors shall be composed of at least five (5) and at most eleven (11) members, one designated Chairman, one designated Vice-Chairman and the others designated Members of the Board of Directors, elected at the Shareholders Meeting, for a term of one (1) year, reelection being permitted.

Paragraph 1 - At least twenty percent (20%) of the Members of the Board of Directors shall be Independent Members, and the members elected as provided in Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 shall be also deemed Independent Members.

Paragraph 2 – For the purposes of this Article, the expression "**Independent Member**" shall mean the Member of the Board of Directors who (i) has no relationship with the Company, except for a shareholding; (ii) is not a Controlling Shareholder (as defined in Article 35, Sole Paragraph of these Bylaws), spouse or second-degree relative, at most, of the former, or is not or has not been over the last three (3) years related to the Company or entity related to the Controlling Shareholder (persons related to public teaching and/or research institutions are excluded from this restriction); (iii) has not been, over the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of a company controlled by the Company; (iv) is not a supplier or buyer, whether direct or indirect, of services and/or products of the Company, in such a magnitude that would cause loss of independence; (v) is not an employee or administrator of the Company or entity that is offering or demanding services and/or products for the Company; (vi) is not a spouse or second-degree relative, at most, of any administrator of the Company; (vii) does not receive remuneration from the Company other than that of Member of the Board of Directors (amounts in cash yielded by shareholdings shall be excluded from this restriction).

Paragraph 3 – The Members of Board of Directors shall be vested in their office upon signing an instrument drawn up in the proper book. The Members of the Board of Directors shall remain in their offices and perform their functions until their substitutes are elected, except as otherwise resolved at the Shareholders' Shareholders Meeting. The investiture shall be subject to the signature of an Instrument of Administrators' Consent, in accordance with the provisions set forth in the New Market Listing Regulations, and the Members of the Board of Directors shall, immediately after investiture in their offices, inform BOVESPA of the amount and characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

Paragraph 4 – A Member of the Board of Directors shall have a good reputation, and an individual shall not be elected, unless approved by the Shareholders Meeting, if he/she (i) holds any office in companies that may be deemed to be competitors of the Company or (ii) has or represents any interest conflicting with the Company's interests. The right to vote shall not be exercised by the Member of the Board of Directors if the same impediment factors are typified on a supervening basis.

Paragraph 5 – The exercise of the right to vote shall be prohibited, as provided in Article 115, Paragraph 1 of Law No. 6,404/76, in the election of the Members of the Board of Directors, in circumstances that typify a conflict of interest with the Company.

Paragraph 6 – A Member of the Board of Directors shall not have access to any information or take part in meetings of the Board of Directors, related to matters in which he/she may have an interest or which represent an interest conflicting with the interests of the Company.

Article 18 – In the election of the Members of the Board of Directors, the Shareholders Meeting shall first determine, by majority vote, the number of Members of the Board of Directors to be elected.

Article 19 – It shall be incumbent upon the Members of the Board of Directors, at its first meeting, to indicate by majority vote the Chairman and the Vice-Chairman.

Paragraph 1 – In the resolutions of the Board of Directors, the Chairman, in addition to his own vote, shall be entitled to a casting vote, in the event of a tie vote.

Paragraph 2 – In the event of temporary impediment or vacancy of the position, the Chairman shall be replaced by the Vice-Chairman until the next Shareholders Meeting is held or, in his absence, by the Member of the Board of Directors whose term of office as member of the Board of Directors was longer or, in his absence, by the oldest Member of the Board of Directors.

Paragraph 3 – In the event of impediment or vacancy of the position of acting Member of the Board of Directors, the Board of Directors shall call a Shareholders Meeting to occupy the respective position.

Article 20 – The Board of Directors shall meet regularly four times a year and extraordinarily at all times it is called by its Chairman or by the majority of its members. The

meetings of the Board may be held exceptionally by conference call, videoconference, email or by any other means of communication.

Paragraph 1 – The call notices for the meetings shall be made at least seventy-two (72) hours in advance.

Paragraph 2 – All resolutions of the Board of Directors shall be drawn up in the respective Board of Directors' book and signed by the attending Members.

Paragraph 3 – At the meetings of the Board of Directors the vote by delegation cast in favor of another Member of the Board of Directors, a written vote cast in advance and a vote cast by facsimile, email or any other means of communication shall be accepted, and the members voting in accordance with the foregoing shall be considered present.

Article 21 – It shall be incumbent upon the Board of Directors, in addition to other assignments that are provided by law or these Bylaws: to carry out the normative functions related to the activities of the Company, being allowed to call for relevant examination and resolution any matter not comprising the private authority of the Shareholders Meeting or of the Executive Board;

I. to establish the general business policy of the Company;

II. to elect and remove from office the Officers of the Company;

III. to call a Shareholders Meeting when deemed convenient, or in the event of Article 132 of Law No. 6,404/76;

IV. to inspect the management of the Officers, examining, at any time, the books and documents of the Company and requesting information on agreements executed or to be executed and any other acts;

V. to verify the quarterly results of the business operations of the Company;

VI. to elect and dismiss the independent auditors;

VII. to call the independent auditors to render any clarification deemed necessary;

VIII. to analyze the Management Report and the accounts of the Executive Board and resolve on their submittal to the Shareholders Meeting;

IX. to determine the conduction of inspections, auditing or taking of accounts at the Company's subsidiaries, controlled or associated companies, as well as at foundations sponsored by the Company;

X. to voice previously its opinion on any matter to be submitted to the Shareholders Meeting;

XI. to authorize the issuance of the Company's shares, within the limits authorized by these Bylaws, establishing their issuance conditions, including their price and payment term, being further allowed to exclude or decrease the preemptive right related to the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made by means of sale on the stock exchange or by means of public subscription or public offering for acquisition of control in accordance with the legal provisions;

XII. to resolve on the acquisition by the Company of shares issued by the Company to be held in treasury and/or to be subsequently cancelled or disposed of;

XIII. to propose, to be resolved at a Shareholders' Meeting, programs to grant share purchase or subscription options of shares to its administrators and employees, including the administrators and employees of other companies that are controlled, whether directly or indirectly, by the Company, and no preemptive right shall be granted to the shareholders;

XIV. to authorize the issuance of any credit instruments for raising funds, whether bonds, notes, commercial papers, and others of common use in the market, further resolving on their issuance and redemption conditions;

XV. to establish the amount of profit sharing of the officers, managers and employees of the Company;

XVI. to resolve on the issuance of ordinary debentures, not convertible into shares and without *im rem* guarantee;

XVII. to define the triple list of the companies specialized in corporate economic evaluation, for the preparation of an appraisal report related to the Company's shares, in the event of cancellation of the registration of publicly-held company or withdrawal from the New Market;

XVIII. to define, in compliance with the rules of these Bylaws and applicable law, the order of its work and issue regulating rules for its operation; and

XIX. to approve the engagement of a depositary institution that provides share book-entry services.

Executive Board

Article 22 - The Executive Board shall be composed of at least two (2) and at most six (6) officers, elected and subject to removal from office at any time by the Board of Directors, whether shareholders or not, whose term of office shall be three (3) years, and who may be reelected, one designated Superintendent Officer, one designated Investor Relations Officer and the others designated Officers without specific title.

Paragraph 1 – The Officers shall be vested in their offices upon signing an instrument drawn up in the proper book, in compliance with the legal provisions, and no management bond shall be required. The investiture shall be subject to the signature of an Instrument of Administrators' Consent, in accordance with the provisions set forth in the New Market

Listing Regulations, and the Members of the Executive Board shall, immediately after investiture in their offices, inform BOVESPA of the amount and characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

Paragraph 2 – In the event of their impediment or absence, the Superintendent Officer shall be replaced by any other officer, elected by the majority of the officers, who shall assume the Superintendency cumulatively until the next meeting of the Board of Directors is held, which shall designate a substitute for the remaining management term.

Paragraph 3 – The other Officers shall be replaced, in the event of absence or temporary impediment, by another Officer elected by the Executive Board. The Executive Board shall, in the event of vacancy, provide a temporary substitute until the Board of Directors elects its final substitute for the remaining management term.

Article 23 – Provided that the legal provisions and the pertinent provisions of these Bylaws are observed, including the resolutions of the Shareholders Meeting and the assignments of the Board of Directors, it shall be incumbent upon the Executive Board:

I. to manage the Company;

II. to direct and distribute the services and the tasks related to the internal administration of the Company;

III. to direct and supervise the accounting services of the Company;

IV. to prepare the Management Report, the Accounts and the Financial Statements of the Company, to be analyzed by the Board of Directors and resolved at a Shareholders' Meeting; and

V. to resolve on the creation or extinction of branches, agencies, warehouses, offices and other establishments in Brazil or abroad.

Article 24 – It shall be incumbent upon the Superintendent Officer, in addition to coordinating the actions of the Officers and directing the performance of the general planning activities of the Company:

I. to call and preside over the meetings of the Executive Board; and

II. to keep the members of the Board of Directors informed about the Company's activities and the development of its operations.

Article 25 – It shall be incumbent upon the Officers, in compliance with the specific assignments pertinent to their office, to administrate and manage the corporate business, observing the determinations of the Board of Directors.

Sole Paragraph – It shall be incumbent upon the Investor Relations Officer to represent the Company before the Securities Commission, shareholders, stock exchange, the Central Bank of Brazil and other bodies related to capital market activities.

Article 26 – The meetings of the Executive Board shall be preceded by the call of all of its members by the Superintendent Officer and shall be held with the attendance of the majority of its members and its resolutions shall be taken by the majority of the attendees, and the Superintendent Officer shall, in addition to his own vote, have the casting vote.

Article 27 – The Company shall be bound before third parties, and such parties shall be released from any liability before the Company, only in relation to acts, agreements, commercial papers, documents and papers that were signed by two Officers or by one Officer with one attorney-in-fact or by two attorneys-in-fact, regardless of the express authorization of the Shareholders Meeting or the Board of Directors.

Sole Paragraph – Any of the Officers or attorney-in-fact individually may (i) represent the Company in court and, (ii) issue receipts and give release, and obtain the release of bonds and from public or private entities.

Article 28 – The powers of attorney shall be granted, at all times on behalf of the Company, by two officers and their term of office shall specify their duration and the powers granted, except for powers of attorney granted for judicial purposes.

Audit Committee

Article 29 – The Company's Audit Committee with the assignments provided by law shall be composed of three (3) members and the same number of alternates and shall only be convened upon call notice of the shareholders, in accordance with the legal provisions.

Sole Paragraph – The members of the Audit Committee shall take office upon signing the respective instrument drawn up in the proper book. The investiture shall be conditioned to the execution of the Instrument of Consent of the members of the Audit Committee, in accordance with the provisions of the New Market Listing Regulations, and the members of the Audit Committee shall, immediately after their investiture in the position, inform BOVESPA about the amount and the characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

CHAPTER V

DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1st and end on December 31st of each year, on which occasion the financial statements required by Law No. 6,404/76 and supplementary law shall be prepared.

Paragraph 1 - The Company and its administrators shall, at least once a year, hold a public meeting with analysts and any other interested parties to disclose information as to the economic and financial situation, projects and perspectives of the Company.

Paragraph 2 – The Executive Board may, at its discretion, prepare quarterly balance sheets and based thereon dividends may be reported and paid, in compliance with the Bylaws and the legal formalities, and the Executive Board may further declare interim dividends in accordance with the provisions of Paragraph 2 of Article 204 of Law No. 6,404/76.

Article 31 - The Company shall distribute, in each financial year, mandatory dividends of at least twenty-five percent (25%) of the adjusted net profit, calculated in accordance with the provisions of Article 202 of Law No. 6,404/76.

Article 32 – The Board of Directors may pay or credit to the shareholders interest on the Company's equity, as provided in applicable law, which shall be attributed to the amount of the statutory dividend, including such amount in the amount of the dividends distributed by the Company.

Article 33 – Pursuant to the provisions of Article 190 of Law No. 6,404/76, the Shareholders Meeting that approves the accounts of the fiscal year may determine the distribution of up to ten percent (10%) of the results of the fiscal year, after the adjustment determined by Article 189 of Law No. 6,404/76, to the administrators of the Company, by way of corporate profit sharing.

Paragraph 1 – The distribution of profit sharing in favor of the administrators shall only occur in the fiscal years in which the shareholders are secured the payment of the mandatory minimum dividend provided in these Bylaws.

Paragraph 2 – It shall be incumbent upon the Board of Directors to establish the criteria for attribution of profit sharing to the administrators.

Article 34 – The Company shall keep a profit reserve called "Expansion Reserve", for the purpose of assuring funds to finance additional investments of the fixed and working capital, which shall consist of no more than ninety percent (90%) of the net profit remaining after all legal and statutory deductions are made, and such reserve shall not surpass the value of the capital stock.

CHAPTER VI

DISPOSAL OF SHARE CONTROL, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY AND WITHDRAWAL FROM THE NEW MARKET

Article 35 - The Disposal of Share Control, not only by means of a single transaction but also by means of successive transactions, shall be contracted under a suspensive or dissolving condition providing that the party acquiring the share control shall undertake to make the public offering for the acquisition of the shares of the other shareholders, in compliance with the conditions and terms provided in applicable law and in the New Market Listing Regulations, thus assuring equal treatment to the Selling Controlling Shareholder.

Sole Paragraph – For the purposes of these Bylaws, the following terms written in capital letters shall mean:

"**Controlling Shareholder**" means the shareholder or the group of shareholders bound by a shareholders' agreement or under common control which exercises the Controlling Power of the Company.

"**Selling Controlling Shareholder**" means the Controlling Shareholder upon its disposal of the Company's control.

"**Controlling Shares**" means the group of shares that ensures, whether directly or indirectly, their holders the individual and/or shared exercise of the Company's Controlling Power.

"**Outstanding Shares**" mean all shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, by the Company's administrators and those held in treasury.

"**Disposal of the Company's Control**" means the transfer to a third party, on a non-gratuitous basis, of the Controlling Shares.

"**Controlling Power**" means the power actually used to direct the corporate activities and guide the operation of the Company's bodies, whether directly or indirectly, on a factual or legal basis. There is a relative presumption of control ownership in relation to the person or group of persons bound by a shareholders' agreement or under common control (controlling group) holding the shares that ensured it the qualified majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even if not holding the shares that ensured it the qualified majority of the voting capital.

"**Economic Value**" means the value of the Company and of its shares that may be determined by a specialized firm, by applying a recognized methodology or based on another criterion that may be defined by the Securities Commission ("CVM").

Article 36 – The public offering referred to in the previous Article shall further be made:

a) in the event there is a burdensome assignment of subscription rights to shares and other instruments or rights related to securities convertible into shares, which may result in the Disposal of the Company's Control; and

b) in the event of disposal of the control of the Company's Controlling Shareholder, and in such case, the Selling Controlling Shareholder shall be obligated to inform BOVESPA about the amount ascribed to the Company in such sale and to attach the documentation that makes evidence thereof.

Article 37 – The person already holding shares of the Company and that may acquire the Controlling Power, in view of a private agreement of purchase and sale executed with the Controlling Shareholder, involving any amount of shares, shall be obligated to:

a) make the public offering referred to in Article 35 of these Bylaws; and

b) indemnify the shareholders from which he/she has purchased shares on the stock exchange within the six (6) months prior to the date of the Disposal of the Company's Control, and any difference shall be paid between the price paid to the Selling Controlling Shareholder and the price paid on the stock exchange for the shares of the Company during the same period, duly updated until payment is made in accordance with the General Consumer Price Index ("IPCA").

Article 38 – The Company shall not register any transfer of shares to the buyer of the Controlling Power or to the shareholder(s) that may hold the Controlling Power, while the shareholder(s) do(es) not subscribe the Instrument of Consent of the Controlling Parties, which shall be sent to BOVESPA immediately.

Article 39 – No Shareholders' Agreement providing for the exercise of the Controlling Power may be filed at the principal place of business of the Company, unless its signatories have subscribed the Instrument of Consent of the Controlling Parties, which shall be sent to BOVESPA immediately.

Article 40 – In the public offering for the acquisition of shares necessarily to be made by the Controlling Shareholder or by the Company for the cancellation of the registration of publicly-held company, the minimum price to be offered shall correspond to the Economic Value ascertained in the appraisal report.

Article 41 – Should the shareholders attending the Special Shareholders Meeting resolve on (i) the withdrawal of the Company from the New Market in order for their shares to be registered outside the New Market or (ii) the corporate reorganization from which the resulting company is not accepted for trading in the New Market, the shareholder, or group of shareholders, holding the Controlling Power of the Company shall make the public offering for the acquisition of the shares, the minimum price of which to be offered shall correspond to the Economic Value ascertained in an appraisal report in compliance with the applicable legal and regulatory rules.

Article 42 – The appraisal report provided in Articles 40 and 41 of these Bylaws shall be prepared by a specialized firm, with remarkable experience and independent as to the decision-making power of the Company, its administrators and controlling parties, and the appraisal report shall meet the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76 and include the liability provided in Paragraph 6 of the same Article of the relevant law.

Paragraph 1 – It shall be incumbent upon the Shareholders Meeting to elect a specialized firm to be responsible for determining the Company's Economic Value, as from the presentation, by the Board of Directors, of the triple list, and the respective resolution, not including blank votes, shall be taken by the majority vote of shareholders representing the Outstanding Shares present at the Shareholders Meeting, which, if convened on first call, shall have the attendance of shareholders representing at least twenty percent (20%) of the total Outstanding Shares or, if convened on second call, may have the attendance of any number of shareholders representing Outstanding Shares.

Paragraph 2 – The cost of the preparation of the required appraisal report shall be fully borne by the offering party.

CHAPTER VII

SHARE BASE DISPERSION PROTECTION

Article 43 – Any Acquiring Shareholder (as defined in Paragraph 2 below) that reaches, whether directly or indirectly, a participation in the Outstanding Shares equal to or higher than fifteen percent (15%) of the capital stock of the Company, and that wishes to make a new acquisition of Outstanding Shares, shall be obligated to (i) make each new acquisition on the BOVESPA stock exchange, the conduction of private or over-the-counter trading being prohibited and, (ii) prior to each new acquisition, inform in writing the Investment Relations Officer of the Company and the trading officer of BOVESPA, by means of a brokerage company to be engaged to acquire the shares, of the amount of Outstanding Shares that the Acquiring Shareholder wishes to acquire, at least three (3) business days before the date scheduled for the conduction of the new acquisition of shares, in such a manner that the trading officer of BOVESPA may previously call a purchase auction to be carried out on BOVESPA's trading floor in which any interfering third parties and/or the Company may participate, at all times in compliance with the provisions of applicable law, mainly the applicable rules of the Securities Commission ("CVM") and the regulations of BOVESPA.

Paragraph 1 – Should the Acquiring Shareholder fail to comply with the obligations imposed by this Article, the Company's Board of Directors shall call a Special Shareholders Meeting, at which the Acquiring Shareholder shall not vote to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder that fails to comply with the obligation imposed in this Article, as provided in Article 120 of Law No. 6,404/76.

Paragraph 2 – For the purposes of this Article, the expression "**Acquiring Shareholder**" means any person (including, without limitation, any natural person or legal entity, investment fund, condominium, securities portfolio, universality of rights, or any other form of organization, resident, with domicile or principal place of business in Brazil or abroad), or group of persons bound by a voting agreement with the Acquiring Shareholder and/or that acts representing the same interests of the Acquiring Shareholder, that may subscribe and/or acquire the shares of the Company. The following shall be included among the examples of a person that, upon acting, represents the same interests as the Acquiring Shareholder, any person (i) that, directly or indirectly, is controlled or managed by such Acquiring Shareholder; (ii) that controls or manages, in any manner whatsoever, the Acquiring Shareholder; (iii) that, directly or indirectly, is controlled or managed by any person that controls or manages, directly or indirectly, such Acquiring Shareholder; (iv) in which the controlling party of such Acquiring Shareholder has, whether directly or indirectly, a corporate interest equal to or higher than thirty percent (30%) of the capital stock; (v) in which such Acquiring Shareholder has, whether directly or indirectly, a corporate interest equal to or higher than thirty percent (30%) of the capital stock, or (vi) that may, whether directly or indirectly, have a corporate interest equal to or higher than thirty percent (30%) of the capital stock of the Acquiring Shareholder.

Paragraph 3 - The Board of Directors may waive the application of this Article, if this is in the Company's interest.

CHAPTER VIII

ARBITRATION TRIBUNAL

Article 44 – The Company, its Shareholders, Administrators and members of the Audit Committee undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise among them related to or resulting from, especially, the application, validity, effectiveness, construal, violation and respective effects of the provisions provided in Law No. 6,404/76, in the Bylaws of the Company, in the rules published by the National Monetary Council, the Central Bank of Brazil, and the Securities Commission, as well as the other applicable rules regarding the operation of the capital market in general, in addition to those provided in the New Market Listing Regulations, New Market Participation Agreement and the Arbitration Regulations of the Market Arbitration Chamber, under the provisions of such regulations.

Sole Paragraph – Brazilian law shall be the only law applicable to the merits of any and all controversies, including to the performance, construal and validity of this arbitration clause. Arbitration shall take place in the City of São Paulo, State of São Paulo, where the arbitration award shall be rendered. Arbitration shall be managed by the Market Arbitration Chamber and shall be conducted and judged in accordance with the pertinent provisions of the Arbitration Regulations, and the parties, in accordance with the provisions of Chapter 12 of the same regulations, shall be entitled to elect by common agreement another arbitration chamber or center to resolve their controversies.

CHAPTER IX

LIQUIDATION OF THE COMPANY

Article 45 – The Company shall be liquidated in the events provided by law, and the Shareholders Meeting shall elect the liquidator or liquidators, as well as the Audit Committee that shall operate during this period, in compliance with the legal formalities.

CHAPTER X

FINAL AND TEMPORARY PROVISIONS

Article 46 – The Company shall comply with the shareholders' agreements filed at its principal place of business, it being expressly forbiden for the members of the presiding board of the Shareholders Meeting or of the Board of Directors to accept any voting statement from any shareholder, signatory of a shareholders' agreement duly filed at the principal place of business, that is rendered without compliance with the provisions agreed upon therein, and the Company shall be further prohibited to accept and proceed to the transfer of shares and/or to the encumbrance and/or assignment of the preemptive right to shares and/or to other securities that are not in compliance with the provisions and regulations of the shareholders' agreement.

Article 47 – The Company shall not extend any financing or offer any guarantees of any nature to third parties, in any manner whatsoever, for business foreign to the corporate interests.

Article 48 – Provided that the provisions of Article 45 of Law No. 6,404/76 are observed, the amount of the reimbursement to be paid to the dissenting shareholders shall be based on the equity value included in the last balance sheet approved by the Shareholders Meeting.

Article 49 – The publications provided by Law No. 6,404/76 shall be made in the Official Gazette of the State of São Paulo and in the newspaper O Estado de São Paulo.

Article 50 – The provisions of Article 43 of these Bylaws shall not apply to the shareholders or group of shareholders that, on January 26, 2006, are already holders, whether directly or indirectly, of fifteen percent (15%) or more of the total shares issued by the Company, including their heirs and successors.


ROSSI





PSV totals R$627 million

Contracted sales grow by 110% (R$351 million)

São Paulo, November 13, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the main residential real estate developers in Brazil, announces its results for the third quarter of 2007 (3Q07). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in million of Brazilian Reais (R$ million). All comparisons, except where otherwise indicated, refer to the third quarter of 2006 (3Q06).

RSID3: R$54.20 per share
Number of shares: 78,851,814
Market cap: R$4.3 billion
Closing price: November 12, 2007

Conference calls

English Conference Call
November 14, 2007 at 11.00 a.m.
Phone: (1 973) 935-8893
Code: 9328060

Portuguese Conference Call
November 14, 2007 at 1.00 p.m.
Phone: (55 11) 2101-4848
Code: Rossi

Live webcast at:
www.rossiresidencial.com.br/ri

SÃO PAULO APIMEC

November 21, 2007 at 3.00 p.m.
Rossi's headquarters
Av. Major Sylvio de Magalhães de Padilha, 5200

Investor Relations:

Sergio Rossi Cuppoloni
IR Officer
Phone: (55 11) 3759-7232
sergiorossi@rossiresidencial.com.br

Maria Claudia Biolchini
IR Manager
Phone: (55 11) 3759-7516
mariaclaudia@rossiresidencial.com.br

Management Comments on the 3Q07

We would like to highlight some of the most important points to better analyze and evaluate the Company's performance.

- Firstly, we highlight the new launch guidance, with Rossi's share increasing to R$2.35-R$2.65 billion in 2008 and R$2.8-R$3.2 billion in 2009, thanks to the projects already in progress.
- Year-to-date PSV (% Rossi) came to R$1.3 billion, allowing us to confirm our PSV target for 2007.
- The 9M07 gross margin stood at 34.9% and is in line with the guidance for the year (34% to 36%), while the EBITDA margin came to 19.2%, also in line with our expectations (18% to 20%).
- Year-to-date adjusted net income totaled R$108 million, accompanied by a net margin of 21.6%.
- Our land bank has a total PSV of R$13.6 billion.
- Year-to-date adjusted sales turnover speed (adjusted STS) of 60.0% underlines the quality of our land bank and the projects launched.
- We have added 5 new cities to our network, giving us a footprint of 43 cities in 13 states. We have 56 partners nationwide.
- We have opened one more regional office in São Paulo's western region; in partnership with Tarraf, who will lead this operation. The partnership, located in São José do Rio Preto, will cover 15 cities in that region.
- Rossi Vendas is operating in São Paulo, Porto Alegre and Rio de Janeiro and will be present in all our regional offices in the near future.
- In the economic housing segment (below R$120,000), we expect to launch 3,000 units this year and 9,000 units next year (almost twice as many as initially planned). We currently hold 37,000 units in the pipeline.
- The businesses generated by the lots-development team already represent 12% (R$ 1.6 million) of the land bank, and we already have launches scheduled for 2008.
- Finally, the 109% upside in our shares underlines how the market and our investors trust our team's capacity to create and control businesses and deliver the promised results.

Heitor Cantergiani - C.E.O.


ROSSI



Operating Highlights	3Q07	3Q06	Var.	9M07	9M06	Var.
Launches						
Number of Launches	7	19	-63%	27	35	-23%
Usable area launched (000 m^2)	238	186	28%	544	345	58%
Units launched	2,500	1,390	80%	5,515	2,824	95%
PSV[1] launched (R$ million)	626.8	434.4	44%	1,579.4	762.2	107%
PSV launched % Rossi (R$ million)	483.7	314.5	54%	1,294.8	606.2	114%
Launches average price per m^2	2,637	2,331	13%	2,903	2,212	31%
Sales						
Contracted sales	350.8	166.7	110%	1,043.8	428.3	144%
Contracted sales % Rossi	281.1	150.7	87%	814.9	377.7	116%
Sold usable area (000 m^2)	125	75	67%	365	205	78%
Units sold	1,419	793	79%	4,074	2,036	100%
Financial Highlights (R$ million)						
Net operating revenue	175.5	110.4	59%	501.4	286.0	75%
Gross income	60.6	37.7	61%	174.8	83.9	108%
Gross margin (%)	*34.5%*	*34.1%*	*0.4 p.p.*	*34.9%*	*29.3%*	*5.5 p.p.*
Operating income	36.4	30.4	20%	123.9	61.6	101%
Operating margin (%)	*20.7%*	*27.5%*	*-6.8 p.p.*	*24.7%*	*21.6%*	*3.2 p.p.*
EBITDA	31.6	17.2	83%	96.4	28.2	242%
EBITDA margin (%)	*18.0%*	*15.6%*	*2.4 p.p.*	*19.2%*	*9.9%*	*9.4 p.p.*
Net income for the period	29.9	23.8	26%	106.2	14.5	635%
Adjusted net income for the period [2]	31.8	24.9	28%	108.1	64.3	68%
Net margin (%)	*17.0%*	*21.6%*	*-4.5 p.p.*	*21.2%*	*5.1%*	*16.1 p.p.*
Adjusted net margin [2] (%)	*18.1%*	*22.5%*	*-4.4 p.p.*	*21.6%*	*22.5%*	*-0.9 p.p.*

Balance (R$ million)	3Q07	2Q07	Var.
Net debt (Cash)	86.9	(25.0)	-447%
Cash position	394.0	180.7	118%
Shareholders' Equity	1,177.4	1,147.5	3%
Total Assets	2,037.2	1,613.2	26%

1 Corresponds to the total amount resulting from the sale of all the units of a real estate project launched at a certain price.
2 Excluding the effect of the non-recurring items


ROSSI



Launches and sales:

In this quarter, we launched 7 developments in 6 cities, with a total PSV of R$ 626.8 million, in which Rossi's share comes to 77%. As we have a higher-than-expected number of projects in progress plus projects under approval in several municipalities, our year-to-date launches reached R$1,579.4 million, i.e., 107% more than in the same period the year before.

The average price of the units launched in the 3Q07 stood at R$2,637/m^2. Of our launches, 29% comes from units in the economic segment, with prices below R$120,000.

Launches in units	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	718	166	333%	902	575	57%
From R$ 120,100 to R$ 200,000	304	291	4%	700	391	79%
From R$ 200,100 to R$ 350,000	382	404	-5%	1557	964	62%
From R$ 350,100 to R$ 500,000	1096	234	368%	1496	545	174%
Above R$ 500,100	-	253	-100%	594	263	126%
Commercial property	-	42	-100%	266	86	209%
Total	**2500**	**1390**	**80%**	**5515**	**2824**	**95%**

Launches in R$ thousand	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	81,786	34,022	140%	101,437	70,778	43%
From R$ 120,100 to R$ 200,000	48,930	51,810	-6%	101,112	70,714	43%
From R$ 200,100 to R$ 350,000	99,177	157,451	-37%	418,785	291,177	44%
From R$ 350,100 to R$ 500,000	396,862	79,412	400%	558,502	202,114	176%
Above R$ 500,100	-	105,411	-100%	372,789	116,207	221%
Commercial property	-	6,324	-100%	26,808	10,606	153%
Total	**626,755**	**434,430**	**44%**	**1,579,433**	**762,197**	**107%**

Contracted sales rose by 110%, from R$166.7 million in the 3Q06 to R$350.8 million in the 3Q07. Of this total, R$281.1 million corresponded to Rossi's share, 87% up on the contracted sales recorded in the 3Q06.

The strong growth of 115% in contracted sales in the segment with residential units between R$200,000 and R$350,000 was boosted by the success of Boulevard Rebouças, Aguagreen and Massimo Alto Mooca which, combined, sold 453 units. In the segment with units above R$500,000, Privilege and Mont Serrat were the main drivers of the 848% growth.

Sales in units	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	309	236	31%	695	540	29%
From R$ 120,100 to R$ 200,000	74	111	-33%	578	284	104%
From R$ 200,100 to R$ 350,000	648	301	115%	1,611	765	111%
From R$ 350,100 to R$ 500,000	98	126	-22%	397	306	30%
Above R$ 500,100	199	21	848%	489	64	664%
Commercial property	91	-2	-	304	77	295%
Total	**1.419**	**793**	**79%**	**4.074**	**2.036**	**100%**





Sales in R$ thousand	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	28,848	19,652	47%	65,078	46,593	40%
From R$ 120,100 to R$ 200,000	12,701	19,639	-35%	96,267	48,467	99%
From R$ 200,100 to R$ 350,000	161,049	76,764	110%	471,338	177,988	134%
From R$ 350,100 to R$ 500,000	34,670	41,182	-16%	147,324	112,076	31%
Above R$ 500,100	101,375	11,165	808%	282,408	35,650	692%
Commercial property	12,220	(1,651)	-	35,388	7,561	368%
Total	**350,863**	**166,751**	**110%**	**1,043,803**	**428,335**	**144%**

Rossi's São Paulo sales team was responsible for R$31 million of the quarter's contracted sales, i.e. 28% of São Paulo regional office sales.

The table below lists all the developments launched in 2007 and the percentage sold on September 30.

Adjusted sales turnover speed (adjusted STS*) came to 60% in the period. **In order to calculate the 3Q07 STS, we have excluded the PSV of the developments that have not yet sold any unit as these launches occurred at the end of the quarter and we had no time to record their contracted sales.*

	City	Launch	# of units	% Sold (Set/30)	PSV Rossi	% Rossi
1	Vitória	Victoria Bay	269	100	89,249	100
2	Campinas	Ruas da Villa – Res. Original	52	89	12,299	100
3	São Paulo	Brooklin to Live	112	30	55,328	100
4	São Paulo	Mont Serrat	220	71	106,307	70
5	Porto Alegre	Autentique	224	33	82,556	100
6	Campinas	Avalon I	118	97	9,875	70
7	Rio de Janeiro	Liberty Green	270	47	54,317	100
8	Campinas	Avalon II	136	96	11,616	70
9	Campinas	Avalon III	110	95	10,340	70
10	São Carlos	Orizzonte di San Carlo	150	54	20,817	100
11	Santos	Passeio Embaré	96	45	24,755	50
12	Valinhos	Vertice I	94	100	6,656	70
13	Valinhos	Vertice II	73	99	5,263	70
14	Valinhos	Vertice III	99	97	6,847	70
15	Sumaré	Cond. Dos Papiros	66	50	5,544	100
16	Ribeirão Preto	Vila Trópicos	64	20	23,756	100
17	Rio de Janeiro	Aquagreen	372	31	96,150	100
18	São Paulo	Massimo Alto Mooca	212	46	50,694	75
19	Guarujá	Pantai Península	86	-	62,455	100
20	Vitória	Privilege	192	75	76,270	70
21	Sorocaba	Reserva Campolin	102	39	17,771	50
22	São Caetano	Pateo Catalunya	700	*	204,627	80
23	Curitiba	Boulevard Rebouças	280	85	31,817	50
24	São Paulo	Jardim Leopoldina	396	*	98,754	70
25	Porto Alegre	Verdi I	339	26	38,921	100
26	Porto Alegre	Verdi II	379	*	42,865	100
27	Rio de Janeiro	Vila Imperial	304	*	48,930	100
Total			5,515		1,294,779	


ROSSI



The good sales performance has sustained the Company's steady growth in the unearned result balance, closing the 3Q07 at R$307.2 million, or 20% up on the previous year. Backlog gross margins totaled 36.0%.

Unearned revenue and results	Sep/07	Jun//07	Var (%)
Unearned revenue	852,847	742,317	15%
Unearned result	307,236	255,239	20%
Backlog gross margin	36.0%	34.4%	1.6 p.p.

Developments under construction:

On September 30, 2007, the Company had 65 construction sites, totaling 92 projects and 12,471 units, equivalent to 1,823,961 m² under construction. From 1992, when we expanded our operations to different regions in Brazil, to September 30, 2007, we launched 38,217 units on a total constructed area of 4,242,530 m², 25,746 units of which (corresponding to 2,418,569 m²) have already been delivered. We currently build 85% of the projects we develop. We seek to add building capacity in the most remote areas through our partnerships.

Land bank:

In the 3Q07, we added 24 sites to our land band, which closed the quarter with 122 sites for future launches. Our land bank PSV currently totaled R$13.6 billion, equivalent to 11,873,561 m², comprising a total of 68,083 units. Rossi's share in this land bank is 70%, totaling R$9.6 billion.

The current land bank reflects our strategy of geographic diversification and focus on the economic segment. We highlight that in the last quarter we increased our acquisition of sites catering for the economic segment. Our PSV for this segment already corresponds to R$2,738.2 million, or 20% of the total PSV, comprising 37,000 units. Our target is to launch 3,000 units this year and 9,000 units in 2008.

Our regional offices have generated a large number of projects in several cities thus we managed to establish a diversified land bank in several regions and market segments, as shown in the table below.

Regional Office	Until R$ 120,000	R$ 120,000 to R$ 200,000	R$ 200,000 to R$ 350,000	R$ 350,000 to R$ 500,000	Above R$ 500,000	Commercial	Lots	Total	%
São Paulo	321.1	160.0	423.6	851.6	844.0	-	724.0	**3,324.3**	25%
Campinas	500.4	93.6	932.9	83.4	-	85.6	922.3	**2,618.3**	19%
Porto Alegre	1,209.1	348.3	1,135.7	194.6	56.3	-	-	**2,943.9**	22%
Rio de Janeiro	265.2	492.4	1,180.6	409.8	322.7	-	-	**2,670.6**	20%
Belo Horizonte	303.0	-	-	-	-	-	-	**303.0**	2%
North East	139.5	936.7	468.2	-	67.7	85.4	-	**1,697.6**	13%
TOTAL	**2,738.2**	**2,031.0**	**4,141.0**	**1,539.3**	**1,290.6**	**171.0**	**1,646.3**	**13,557.6**	**100%**
Distribution	20%	15%	31%	11%	10%	1%	12%	**100%**	


ROSSI



Financial Performance:


Net Operating Revenue
R$ million
110.4
175.5
3Q06
3Q07
EBITDA (R$ million) and
EBITDA Margin (%)
17.2
31.6
3Q06
3Q07
Gross Income (R$ million) and
Gross Margin (%)
37.7
60.6
3Q06
3Q07
Adjusted Net Income (R$ million) and
Adjusted Net Margin (%)
24.9
31.8
3Q06
3Q07

Gross Operating Revenue moved up by 59%, from R$113.5 million in the 3Q06 to R$180.4 million in the 3Q07. In the development sector, sales revenues are booked using the PoC (percentage of completion) method thus our revenue grew as a result of the progress of projects under construction and inventory sales. The table below shows the ratio between contracted sales and revenue recognized in this quarter and year-to-date.

Year	Contracted Sales R$ '000	%	Revenues R$ '000	%	Contracted Sales R$ '000	%	Revenues R$ '000	%
		3Q07				3Q06		
2007	214,623	76%	55,870	32%	-	-	-	-
2006	47,412	17%	64,757	37%	103,078	68%	30,158	27%
2005	5,044	2%	38,654	22%	23,960	16%	23,681	21%
2004	7,372	3%	9,451	5%	13,392	9%	42,216	38%
2003	6,772	2%	6,538	4%	8,746	6%	12,160	11%
2002	(156)	0%	219	0%	1,492	1%	2,173	2%
Total	**281,067**	**100%**	**175,488**	**100%**	**150,668**	**100%**	**110,389**	**100%**


ROSSI



	9M07				9M06			
2007	488,489	60%	146,455	29%	-	-	-	-
2006	262,469	32%	171,068	34%	202,170	54%	44,579	16%
2005	13,434	2%	108,842	22%	94,450	25%	43,529	15%
2004	27,439	3%	50,247	10%	35,620	9%	113,431	40%
2003	20,902	3%	22,674	5%	36,504	10%	73,093	26%
2002	2,131	0%	2,101	0%	8,983	2%	11,341	4%
Total	**814,864**	**100%**	**501,387**	**100%**	**377,727**	**100%**	**285,973**	**100%**

Net Operating Revenue climbed by 59%, from R$110.4 million in the 3Q06 to R$175.5 million in the 3Q07, in line with the increase in our gross operating revenue.

Cost of Properties and Services Sold rose by 58%, from R$72.7 million in the 3Q06 to R$114.9 million in the 3Q07. This growth was due to a higher volume of construction sites in the period.

Gross Profit increased by 61%, from R$37.7 million in the 3Q06 to R$60.6 million in the 3Q07. In the 3Q07, the gross margin stood at 34.5%, up by 0.4 p.p. on the 34.1% recorded in the 3Q06.

Administrative Expenses moved up by 50% in nominal terms, from R$10.0 million in the 3Q06 to R$15.1 million in the 3Q07. As a percentage of net operating revenue, administrative expenses declined from 9.1% in the 3Q06 to 8.6% in the 3Q07.

Selling Expenses grew by 30% in nominal terms, from R$12.1 million in the 3Q06 to R$15.7 million in the 3Q07. Selling expenses fell by 2.0 p.p. as a percentage of net revenue, from 11.0% in the 3Q06 to 9.0% in the 3Q07

The table below shows the declines in selling and administrative expenses as a percentage of net revenue and launches, underlining the company's improved operating efficiency.

Expenses	3Q07	3Q06	Var (%)	9M07	9M06	Var (%)
G&A (R$ '000)	15,100	10,035	50%	43,339	27,293	59%
Selling (R$ '000l)	15,720	12,134	30%	41,157	33,461	23%
G&A / Net Revenue	8.6%	9.1%	-0.5p.p.	8.6%	9.5%	-0.9p.p.
Selling / Net Revenue	9.0%	11.0%	-2.0p.p.	8.2%	11.7%	-3.5p.p.
G&A / Launches	2.4%	2.3%	0.1p.p.	2.7%	3.6%	-0.9p.p.

EBITDA totaled R$31.6 million in the 3Q07, 83% up on the 3Q06. In the 3Q07, EBITDA margin stood at 18.0%, 2.4 p.p. higher than in the 3Q06. This increase is due to higher booked revenue with higher gross margin and dilution of operating expenses.

Depreciation and Amortization increased by 72%, from R$0.2 million in the 3Q06 to R$0.4 million in the 3Q07. This increase was chiefly due to assets acquired for the Company's geographic expansion and the amortization of investments to improve data systems.

Net Financial Revenue (Expenses) fell by 61%, from R$13.4 million in the 3Q06 to R$5.2 million in the 3Q07. This decline was due to lower financial investments resulting from the allocation of cash to operating activities and to the increase of financial expenses related to the debenture issue.




ROSSI

Revenue from Client Financing remained flat, at R$1.8 million in the 3Q07, an insignificant amount, given the Company's strategy of not financing clients after delivery of keys.

Income Tax and Social Contribution. Provisions for income tax and social contribution tax climbed from R$3.8 million in the 3Q06 to R$4.5 million in the 3Q07. The provisions are to comply with Brazilian Corporate Law (for companies taxed under both the real- and presumed-income accounting regimes) and differ from regular tax legislation.

Adjusted Net Income rose from R$24.9 million in the 3Q06 to R$31.8 million in the 3Q07. Adjusted net margin fell from 22.5% in the 3Q06 to 18.1% in the 3Q07, chiefly due to the financial result.

Balance Sheet

Cash and cash equivalents increased by 118%, from R$180.7 million in the 2Q07 to R$394.0 million in the 3Q07, chiefly due to the proceeds from the R$300.0 million debentures issue in July.

Indebtedness. The Company closed the 3Q07 with total indebtedness of R$481.0 million, 209% higher than at end 2Q07, due to the issue and placement of the first series of debentures in the amount of R$300 million. Of this total, 35.8%, or R$172.2 million, refers to loans to finance the construction of developments.

Indebtedness (R$ '000)	Interest rate	Sep/07	Jun/07	Var.
Indebtedness – Short Term		**129,128**	**112,154**	**15%**
Construction financing	TR + 9-10.5%	129,128	111,645	16%
Loans – working capital	-	-	509	-100%
Indebtedness – Long Term		**351,843**	**43,478**	**709%**
Debentures	106.6% do CDI	308,767	-	-
Construction financing	TR+ 9-10.5%	43,076	43,478	-1%
Loans – working capital		-	-	-
Total Indebtedness		**480,971**	**155,632**	**209%**
Cash & cash equivalents				
Cash and banks		13,899	6,960	100%
Investments – short term		378,974	172,312	120%
Investments – long term		1,155	1,404	-18%
Total cash & cash equivalents		**394,028**	**180,676**	**118%**
Net Debt		**86,943**	**(25,044)**	**-447%**

Debt amortization schedule (R$ million)	2007	2008	2009	2010	2011	2012	2013	2014
Debentures	-	-	-	-	-	100.8	100.8	100.8
Construction financing	68.8	65.6	33.2	4.6	-	-	-	-
Loans – working capital	-	-	-	-	-	-	-	-
Total Indebtedness	**68.8**	**65.6**	**33.2**	**4.6**	-	**100.8**	**100.8**	**100.8**


ROSSI



Units for sale. On September 30, the number of units for sale in the short and long term totaled R$752.1 million, as shown in the table below.

Units for sale (R$ '000)	3Q07	3Q06	2Q07	Var. 3Q07 / 3Q06	Var. 3Q07 / 2Q07
Units delivered	61,052	55,474	33,982	110%	180%
Units under construction	166,723	91,392	200,073	182%	83%
Site for future launches	524,291	331,952	406,612	158%	129%
Total	**752,066**	**478,818**	**640,667**	**157%**	**117%**

The table below shows our unit inventory at estimated market value.

Inventory at estimated market value (R$ '000)	3Q07	3Q06	2Q07	Var. 3Q07 / 3Q06	Var. 3Q07 / 2Q07
Units delivered	87,336	74,912	74,567	117%	117%
Units under construction	800,872	397,440	870,545	202%	92%
Total	**888,208**	**472,352**	**945,115**	**188%**	**94%**


ROSSI



Conference Call:

Portuguese Conference Call
Wednesday, November 14, 2007
4.00 p.m. (Brasília) / 1.00 p.m. (US EST)
Dial in access: 55 11 2101-4848
Conference ID: Rossi

English Conference Call
Wednesday, November 14, 2007
2.00 p.m (Brasília) / 11.00 a.m. (US EST)
Dial in access: 1 973 935-8893
Conference ID: 9328060

Live webcast at: www.rossiresidencial.com.br/ir

APIMEC

APIMEC SÃO PAULO

November 21 at 3.00 p.m. (Brasília)
At Rossi Residencial' headquarters
Av. Major Sylvio de Magalhães de Padilha, 5200
Jardim Morumbi

About Rossi:

Rossi is one of the largest residential real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre, Belo Horizonte, Salvador, Campinas and São José do Rio Preto, the company is present in 43 Brazilian cities, in 13 states, which show high levels of housing shortage, per capita income above national average and superior economic and demographic growth potential. By attending different household income segments, since 1980, Rossi Residencial is able to adjust its product mix so as to adapt to new market conditions. The Company develops residential projects focused on middle and mid-low income segments, that records high growth potential. Rossi is listed in the *Novo Mercado* segment of the São Paulo Stock Exchange, and is traded with the ticker RSID3.

For more information, please access www.rossiresidencial.com.br/ir


ROSSI



Income Statement:

Income Statement (R$ '000)	3Q07	3Q06	Var.	9M07	9M06	Var.
Gross operating revenue						
Property sales and services	180,378	113,450	59%	516,482	294,530	75%
(-) Sales taxes	(4,890)	(3,061)	60%	(15,095)	(8,557)	76%
Net Revenue	175,488	110,389	59%	501,387	285,973	75%
Costs of property and services	(114,899)	(72,739)	58%	(326,605)	(202,090)	62%
Gross Income	60,589	37,650	61%	174,782	83,883	108%
Gross Margin	***34.5%***	***34.1%***	***0.4 p,p,***	***34.9%***	***29.3%***	***5.5 p,p,***
Operating Revenue (Expenses)						
Selling	(15,720)	(12,134)	30%	(41,157)	(33,461)	23%
Administrative	(15,100)	(10,035)	50%	(43,339)	(27,293)	59%
Depreciation and amortization	(377)	(219)	72%	(942)	(631)	49%
Financial revenues (expenses), net	5,179	13,354	-61%	28,512	34,097	-16%
Revenue from clients' financing	1,754	1,766	-1%	5,771	5,034	15%
Other operating revenue (expenses)	53	-	100%	298	13	2,192%
Total	**(24,211)**	**(7,268)**	**233%**	**(50,857)**	**(22,242)**	**129%**
Operating Income (Loss)	**36,378**	**30,382**	**20%**	**123,925**	**61,641**	**101%**
Operating Margin	***20.7%***	***27.5%***	***-6.8 p,p,***	***24.7%***	***21.6%***	***3.2 p,p,***
Other Revenues (Expenses)	(1,934)	(2,735)	-29%	(3,447)	(51,145)	-93%
Income Tax and Social Contribution	(4,526)	(3,829)	18%	(14,298)	3,956	-461%
Net Income (Loss) for the period	**29,918**	**23,818**	**26%**	**106,180**	**14,452**	**635%**
Net Margin	***17.0%***	***21.6%***	***-4.5 p,p,***	***21.2%***	***5.1%***	***16.0 p,p,***
Non recurring items						
Expenses with public offering /debentures	1,890	1,064	78%	1,890	49,876	-96%
Adjusted Net Income	**31,808**	**24,882**	**28%**	**108,070**	**64,328**	**68%**
Adjusted Net Margin	***18.1%***	***22.5%***	***-4.4 p,p,***	***21.6%***	***22.5%***	***-0.9 p,p,***
EBITDA						
Operating Income (Loss)	36,378	30,382	20%	123,925	61,641	101%
(+) Depreciation and Amortization	377	219	72%	942	631	49%
(+/-) Financial Revenues (Expenses), net	(5,179)	(13,354)	-61%	(28,512)	(34,097)	-16%
EBITDA	**31,576**	**17,247**	**83%**	**96,355**	**28,176**	**242%**
EBITDA Margin	***18.0%***	***15.6%***	***2.4 p,p,***	***19.2%***	***9.9%***	***9.4 p,p,***


ROSSI



Balance Sheet:

ASSETS (R$ '000)	3Q07	% of Total	2Q07	% of Total
CURRENT				
Cash and cash equivalents	13,899	1%	6,960	0%
Short term investments	378,974	19%	172,312	11%
Accounts receivable from clients	209,720	10%	190,931	12%
Inventories	656,021	32%	577,228	36%
Prepaid expenses	57,930	3%	49,693	3%
Other receivables	81,788	4%	78,022	5%
Total Current Assets	**1,398,332**	**69%**	**1,075,146**	**67%**
NON CURRENT ASSETS				
LONG TERM				
Accounts receivable from clients	433,264	21%	366,572	23%
Long term investments	1,155	0%	1,404	0%
Inventories	96,045	5%	63,439	4%
Judicial deposits	4,530	0%	4,799	0%
Deferred income tax and social contribution	56,733	3%	57,217	4%
Other receivables	23,699	1%	23,154	1%
Total Long Term Asset	**615,426**	**30%**	**516,585**	**32%**
PERMANENT ASSETS				
Investments	17,795	1%	16,053	1%
Fixed	2,136	0%	2,066	0%
Intangible	3,555	0%	3,389	0%
Total Permanent Asset	**23,486**	**1%**	**21,508**	**1%**
TOTAL ASSETS	**2,037,244**	**100%**	**1,613,239**	**100%**


ROSSI



LIABILITIES (R$ '000)	3Q07	% of Total	2Q07	% of Total
CURRENT				
Loans and financing	129,128	6%	112,154	7%
Debentures	6,359	0%	-	-
Accounts payable to sites acquisition	81,931	4%	90,637	6%
Suppliers	20,939	1%	19,174	1%
Salaries and payroll charges	5,877	0%	5,692	0%
Taxes and contributions payable	7,714	1%	7,707	1%
Advance to clients	858	0%	1,968	0%
Other accounts payable	19,734	1%	20,429	1%
Total Current Liabilities	**272,540**	**13%**	**257,761**	**16%**
NON CURRENT				
LONG TERM LIABILITIES				
Loans and financing	43,076	2%	43,478	3%
Debentures	302,407	15%	-	-
Accounts payable to sites acquisition	174,193	9%	100,895	6%
Taxes and contributions payable	1,952	0%	2,257	0%
Deferred income tax and social contribution	52,297	3%	49,139	3%
Advance to clients	7,643	0%	7,910	0%
Other accounts payable	5,756	0%	4,337	0%
Total Long Term Liabilities	**587,324**	**29%**	**208,016**	**13%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	22%	445,117	28%
Capital Reserve	530,846	26%	530,846	33%
Legal Reserve	8,087	0%	8,087	1%
Retained Earnings Reserve	193,330	9%	163,412	10%
Total Shareholders' Equity	**1,177,380**	**58%**	**1,147,462**	**71%**
TOTAL LIABILITIES	**2,037,244**	**100%**	**1,613,239**	**100%**


ROSSI



Total PSV reaches R$ 493.0 million
Contracted sales grow 144.6% (R$ 317.7 million)
Net Revenue reaches R$ 162.4 million

São Paulo, August 14, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the second quarter of 2007 (2Q07). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in thousands of Brazilian Reais (R$ thousand). All comparisons, except where otherwise indicated, refer to the second quarter of 2006 (2Q06).

2Q07 Highlights:

RSID3: R$43.60 per share
Number of Shares: 78,851,814
Market Value: R$ 3.4 billion
Closing Price: 08/14/2007

Conference Calls

Portuguese Conference Call
August 17, 2007 at 9:00 am
Phone: (55 11) 2101-4848
Code: Rossi

English Conference Call
August 17, 2007 at 11:00 am
Phone: 1 (973) 935-8893
Code: 9010855

Live webcast
www.rossiresidencial.com.br/ri

Investor Relations

Sergio Rossi Cuppoloni
IRO
Phone: (11) 3759-7232
sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Manager
Phone. (11) 3759-8551
ciropiovesana@rossiresidencial.com.br

- Potential sales value (PSV) totaled R$ 493.0 million in the 2Q07 from the launch of 1,750 units, of which Rossi's share in the projects was 81.4%.
- Contracted sales increased 144.6%, from R$ 129.9 million in the 2Q06 to R$ 317.7 million in the 2Q07. Rossi's share grew 109.7%.
- Net revenue reached R$ 162.4 million in the 2Q07, up by 79.7% year-on-year.
- EBITDA amounted to R$ 32.0 million in the 2Q07, 2,147.2% up over the same period last year, accompanied by an EBITDA margin of 19.7%, which is 18.1 percentage points over the 2Q06.
- Net income totaled R$ 40.6 million in the 2Q07, rising 140.6% in relation to the 2Q06 (R$ 16.9 million).
- In the 2Q07, the Company's land bank reached R$ 12.1 billion, 240.5% up on the same period in 2006, enough to cover the Company's launches and geographical expansion over the next 4 to 5 years.





Operating Highlights	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Launches						
Number of launches	13	11	18.2%	20	16	25.0%
Usable area launched (m^2)	155,110	107,012	44.9%	306,407	158,241	93.6%
Units launched	1,750	981	78.4%	3,015	1,434	110.3%
PSV[1] launched	492,954	233,464	111.1%	952,678	327,768	190.7%
PSV launched % Rossi	401,162	209,903	91.1%	811,094	291,511	178.2%
Launches average price per m^2	3,178	2,182	45.7%	3,109	2,071	50.1%
Sales						
Contracted sales	317,727	129,894	144.6%	692,940	261,585	164.9%
Contracted sales % Rossi	246,866	117,726	109.7%	533,797	227,282	134.9%
Sold usable area (m^2)	89,782	62,243	44.2%	209,964	131,923	59.2%
Units sold	1,408	665	111.7%	2,655	1,243	113.6%
Financial Highlights (R$ thousand)	**2Q07**	**2Q06**	**Var (%)**	**1H07**	**1H06**	**Var (%)**
Net Operating Revenue	162,395	90,374	79.7%	325,899	175.584	85.6%
Gross Income	56,837	20,690	174.7%	114,193	46.233	147.0%
Gross Margin	35.0%	22.9%	12.1 p.p.	35.0%	26,3%	8.7 p.p.
Operating Income	46,343	21,799	112.6%	87,547	31.259	180.1%
Operating margin	28.5%	24.1%	4.4 p.p.	26,9%	17,8%	9.1 p.p.
EBITDA	31,955	1,422	2147.2%	64.778	10.930	492.7%
EBITDA margin (%)	19.7%	1.6%	18.1 p.p.	19,9%	6,2%	13.7 p.p.
Net income for the period	40,611	15,587	160.5%	76.262	(9.366)	-914.2%
Adjusted net income for the period [2]	40,611	16,881	140.6%	76.262	39.446	93.3%
Net margin	25.0%	17.2%	7.8 p.p.	23,4%	-5,3%	28.7 p.p.
Adjusted net margin [2]	25.0%	18.7%	6.3 p.p.	23,4%	22,5%	0.9 p.p.

1 Corresponds to the total amount resulting from the sales of all the units of a real estate project launched at a certain price.
2 Excluding the effect of the non-recurring items

Unearned Revenue and Result	Jun/07	Mar/07	Var (%)
Unearned Revenue	742,317	644,414	15.2%
Unearned Result	255,239	229,238	11.3%
Backlog gross margin	34.4%	35.6%	-1.2 p.p.

The good sales performance has sustained the Company's steady growth in the unearned result balance, closing the 2Q07 at R$ 255.2 million, or 11.3% up on the previous year. Backlog gross margins totaled 34.4%.

Management Report:

The real estate boom continues, encouraged by falling interest rates, higher credit supply and longer mortgage terms.

It must be noted that clients are now, more than ever, becoming more selective, demanding and conscious of the "cost-benefit" issue.

Demand has increased, yes, but for products where the tripod "location/project/price" determines the decision being taken.


ROSSI



Being aware of this, Rossi and its local partners (42 in 96 projects) have been focusing and investing a great deal on research so that during the land acquisition process itself, all the variables that determine a new launch are in place.

We have developed our own methodology for analyzing land acquisitions. The results are clearly seen through the high quality of our land bank. Its current volume (R$ 12.1 billion), along with our geographical and product diversification, guarantees the company launches for the next 4 to 5 years.

The adjusted sales turnover speed (adjusted STS) of 51.2% in the 2Q07 also confirms that we are tuned to the market requirements.

Despite the sluggishness in approvals, Rossi's strategy of working with a higher number of ongoing projects vis à vis its guidance for the year, enables us to reaffirm the PSV estimates for this year.

In the 1H07, we launched a total PSV of R$ 952 million (Rossi's share being R$ 811 million) and have already sold R$ 693 million this year.

I would also like to highlight that Net Income reached R$ 40.6 million in the quarter (net margin of 25.0%), and R$ 76 million in the 1H07 (net margin of 23.4%), following the growth trend seen in revenue recognition and consequent fixed cost dilution.

Another important number was EBITDA, having totaled R$ 32 million in the 2Q07 (19.7%) and R$ 65 million (19.9%) in the 1H07.

The simulations and daily tracking of cash flow using SAP software, as well as the issue and placement of R$ 300 million in non-convertible simple debentures, out of a total shelf registration program of R$ 600 million, give us the necessary cushion in respect to future project cash exposures and new land acquisitions.

Two more directors have joined us in the areas of new markets/partnerships and in land development activities, confirming the importance of these segments in the company's growth strategy.

Rossi's main differential to date is the SAP R/3 system, a fundamental management and control tool. This year, we have already invested R$ 2 million in services, infrastructure upgrading, hosting and support, and in doubling our processing capacity through the acquisition of a second 16GB server with 4 additional processors.

We continue to develop customized routines to streamline Rossi's business processes and to provide users increasing easiness in access, queries and decision making tools.

These softwares are not part of the package acquired, thus being developed over time grounded on the experience and needs of the Company and its professionals.

Rossi's shares appreciated close to 50% in the 1H07, demonstrating the confidence our investors have in the management and in its execution capacity to deliver on top of a known guidance.

Finally, the team deserves our congratulations for the results obtained. I have no doubt at all that the company's success is due to the capacity, motivation and commitment of our team in achieving the targets established, and hence I can firmly state that this will definitely be "the Rossi year".

Heitor Cantergiani - CEO


ROSSI



Launches and sales:

Thirteen new projects were launched in the quarter, with a potential sales value (PSV) of R$ 493.0 million, of which R$ 401.1 million correspond to Rossi's share, and the remaining to the partners.

In comparison with the 2Q06 (R$233.5 million), PSV moved up 111.1% and Rossi's share grew 91.1% (R$ 209.9 million).

PSV Launched (R$ million) – Consolidated


2Q07
493.0
2Q06
233.5
+111.1%

PSV Launched (R$ million) – Rossi's Share


2Q07
401.1
2Q06
209.9
+91.1%

Launches in units	**2Q07**	**2Q06**	**Var (%)**	**1H07**	**1H06**	**Var (%)**
Residential property						
Until R$ 120,000	66	271	-75.6%	66	409	-83.9%
From R$ 120,100 to R$ 200,000	396	100	296.0%	514	100	414.0%
From R$ 200,100 to R$ 350,000	584	408	43.1%	1,175	560	109.8%
From R$ 350,100 to R$ 500,000	64	192	-66.7%	400	311	28.6%
Above R$ 500,100	374	10	3640.0%	594	10	5840.0%
Commercial property	266	-	100.0%	266	44	504.5%
Total	**1,750**	**981**	**78.4%**	**3,015**	**1,434**	**110.3%**

Launches in R$ thousand	**2Q07**	**2Q06**	**Var (%)**	**1H07**	**1H06**	**Var (%)**
Residential property						
Until R$ 120,000	5,544	28,011	-80.2%	5,544	36,757	-84.9%
From R$ 120,100 to R$ 200,000	52,182	18,904	176.0%	66,289	18,904	250.7%
From R$ 200,100 to R$ 350,000	163,742	98,695	65.9%	319,608	134,327	137.9%
From R$ 350,100 to R$ 500,000	23,756	77,058	-69.2%	161,640	122,702	31.7%
Above R$ 500,100	220,922	10,796	1946.3%	372,789	10,796	3353.0%
Commercial property	26,808	-	100.0%	26,808	4,282	526.1%
Total	**492,954**	**233,464**	**111.1%**	**952,678**	**327,768**	**190.7%**


ROSSI



Launches in 2Q07	City	Launch	PSV R$ thousand	Usable area m²	# of units	% Sold	% Rossi's share	PSV Rossi's share
Avalon 2	Campinas	Apr/07	16,594	9,816	136	93%	70.0%	11,616
Avalon 3	Campinas	Apr/07	14,771	8,265	110	90%	70.0%	10,340
Orizzonti di San Carlo	São Carlos	May/07	20,817	11,667	150	50%	100.0%	20,817
Passeio Embaré	Santos	Jun/07	49,510	15,868	96	32%	50.0%	24,755
Mássimo Alto da Mooca	São Paulo	Jun/07	67,592	23,663	212	0%	75.0%	50,694
Pantai Península	Guarujá	Jun/07	62,455	10,511	86	0%	100.0%	62,455
Vértice 1	Valinhos	Jun/07	9,508	4,207	94	97%	70.0%	6,655
Vértice 2	Valinhos	Jun/07	7,519	3,326	73	93%	70.0%	5,263
Vértice 3	Valinhos	Jun/07	9,781	4,327	99	93%	70.0%	6,847
Condomínio dos Papiros	Sumaré	Jun/07	5,544	4,474	66	30%	100.0%	5,544
Vila Trópicos	Rib. Preto	Jun/07	23,756	16,247	64	0%	100.0%	23,756
Residencial Aquagreen	R. Janeiro	Jun/07	96,150	22,644	372	0%	100.0%	96,150
Privilège	Vitória	Jun/07	108,957	20,095	192	37%	70.0%	76,270
Total			**492,954**	**155,110**	**1,750**	**38%**	**81.4%**	**401,162**

Contracted sales grew 144.6%, from R$ 129.9 million in the 2Q06 to R$ 317.7 million in the 2Q07. Of this amount, R$ 246.9 million correspond to Rossi's share, 109.7% more than the contracted sales in the 2Q06 (Rossi's share being R$ 117.7 million).

Adjusted sales turnover speed (adjusted* STS) reached 51.18% in the period.

In order to calculate the 2Q07 STS, we have excluded PSV of the projects that were not sold. It is important to mention that these launches took place at the end of the quarter and hence we had no time to register contracted sales for them.

Contracted Sales (R$ million) – Consolidated


2Q07
317.7
2Q06
129.9
+144.6%

Contracted Sales (R$ million) – Rossi's Share


2Q07
246.9
2Q06
117.7
+109.7%


ROSSI


Sales in units	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Residential property						
Until R$ 120,000	247	188	31.4%	386	304	27.0%
From R$ 120,100 to R$ 200,000	344	124	177.4%	504	173	191.3%
From R$ 200,100 to R$ 350,000	313	239	31.0%	963	464	107.5%
From R$ 350,100 to R$ 500,000	133	63	111.1%	299	180	66.1%
Above R$ 500,100	168	27	522.2%	290	43	574.4%
Commercial property	203	24	745.8%	213	79	169.6%
Total	**1,408**	**665**	**111.7%**	**2,655**	**1,243**	**113.6%**

Sales in R$ thousand	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Residential property						
Until R$ 120,000	25,424	17,930	41.8%	36,230	26,941	34.5%
From R$ 120,100 to R$ 200,000	52,238	20,781	151.4%	83,566	28,828	189.9%
From R$ 200,100 to R$ 350,000	73,418	50,846	44.4%	256,289	101,224	153.2%
From R$ 350,100 to R$ 500,000	49,696	22,993	116.1%	112,654	70,894	58.9%
Above R$ 500,100	95,453	13,478	608.2%	181,034	24,486	639.3%
Commercial property	21,498	3,866	456.1%	23,167	9,212	151.5%
Total	**317,727**	**129,894**	**144.6%**	**692,940**	**261,585**	**164.9%**

The following tables show total contracted sales and revenue booked in the second quarter and in the first half of 2007 and 2006, per year of project launch:

	2Q07				2Q06			
Year	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**
2007	148,722	60%	48,822	30%	-	0%	-	0%
2006	73,658	30%	51,374	32%	56,031	48%	8,773	10%
2005	5,104	2%	37,477	23%	32,454	28%	11,393	13%
2004	11,618	5%	17,319	11%	10,777	9%	37,199	41%
2003	5,344	2%	5,406	3%	12,793	11%	24,263	27%
2002	2,420	1%	1,997	1%	5,671	5%	8,747	10%
Total	246,866	100%	162,395	100%	117,726	100%	90,375	100%
	1H07				**1H06**			
Year	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**
2007	274,736	51%	90,681	28%	-	0%	-	0%
2006	214,186	40%	106,216	33%	99,091	44%	14,421	8%
2005	8,390	2%	70,189	22%	70,714	31%	19,848	11%
2004	20,068	4%	40,796	13%	22,228	10%	71,214	41%
2003	14,130	3%	16,136	5%	27,758	12%	60,933	35%
2002	2,287	0%	1,881	1%	7,491	3%	9,168	5%
Total	**533,797**	**100%**	**325,899**	**100%**	**227,282**	**100%**	**175,584**	**100%**




Developments under construction

On June 30, 2007, the Company had 59 construction sites totaling 87 projects with a total of 10,421 units, equivalent to 1,483,630 m² under construction. As of 1992, when we expanded our operations to different regions in Brazil, up to June 30, 2007, we have launched 35,687 units on a total constructed area of 3,825,852 m², of which 25,296 units (corresponding to 2,342,222 m²), have already been delivered.

Land bank:

The Company ended the 2Q07 with 120 sites for future launches in its land bank, with a PSV of R$ 12.1 billion, equivalent to 10,998,331 m² of buildable area, comprising a total of 66,324 units. Rossi's share of this land bank is of 74.6%, or R$ 9.1 billion.

Land bank (R$ thousand)	Until R$ 120,000	From R$ 120,100 to R$ 200,000	From R$ 200,100 to R$ 350,000	From R$ 350,100 to R$ 500,000	Above R$ 500,100	Commercial	Total	%
SP Office	218,497	214,322	778,390	448,027	823,867	-	2,483,103	20.45%
CPS Office	526,792	272,111	926,798	127,134	84,686	358,223	2,295,744	18.91%
POA Office	,220,888	331,783	542,643	307,383	56,250	-	2,458,947	20.25%
RJ Office	293,283	439,352	1,611,959	86,025	300,873	-	2,781,492	22.91%
BH Office	274,074	-	98,286	-	-	-	372,360	3.07%
NE Office	137,181	860,109	488,089	64,975	28,161	172,000	1,750,515	14.42%
TOTAL	**2,670,715**	**2,167,677**	**4,446,165**	**1,033,544**	**1,293,837**	**530,223**	**12,142,161**	**100.00%**
Distribution	22.00%	17.85%	36.62%	8.51%	10.66%	4.37%	100.00%	

2Q07 Land bank Breakdown


NE Office
14%
SP Office
20%
BH Office
3%
CPS Office
19%
RJ Office
24%
POA Office
20%


ROSSI



Financial Performance:


Gross Operating Margin
R$ million
93.3
167.2
2Q06
2Q07
EBITDA
R$ million
1.4
32.0
2Q06
2Q07
Gross Income
R$ million
20.7
56.8
2Q06
2Q07
Adjusted Net Income
R$ million
16.9
40.6
2Q06
2Q07

Gross Operating Revenue. Gross operating revenue moved up 79.1%, from R$ 93.3 million in the 2Q06 to R$ 167.2 million in the 2Q07, primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes rose 62.4%, from R$ 3.0 million in the 2Q06 to R$ 4.8 million in the 2Q07.

Net Operating Revenue. Net operating revenue recorded a 79.7% growth, from R$ 90.4 million in the 2Q06 to R$ 162.4 million in the 2Q07, in line with the upturn in our gross operating revenue.

Cost of Properties and Services Sold. Cost of properties and services sold increased 51.5%, from R$ 69.7 million in the 2Q06 to R$ 105.6 million in the 2Q07. This was caused by the higher number of projects under construction in the period.

Gross Income. Gross income jumped 174.7%, from R$ 20.7 million in the 2Q06 to R$ 56.8 million in the 2Q07. Gross margin stood at 35.0% in the 2Q07, 12.1 p.p. up on the 22.9% gross margin recorded in the 2Q06.

Administrative Expenses. Administrative expenses totaled R$ 16.2 million in the 2Q07, a 71.0% increase in nominal terms over the R$ 9.4 million recorded in the 2Q06. When compared to the net operating revenue, administrative expenses went down from 10.5% in the 2Q06 to 9.9% in the 2Q07. This nominal

increase results from the Company's investments in geographic expansion, and hiring manpower for surveying land and related travel expenses.

Selling Expenses. Selling expenses decreased 6.5%, from R$ 11.5 million in the 2Q06 to R$ 10.8 million in the 2Q07. Compared to the net operating revenue, they declined from 12.7% in the 2Q06 to 6.6% in the 2Q07, a 6.1 p.p. decrease.

EBITDA. EBITDA totaled R$ 32.0 million in the 2Q07, a massive 2147.2% spike year-on-year, followed by an EBITDA margin of 19.7%, up 18.1 p.p. year-on-year, due to the higher booked revenue, increase in gross margins and decrease in operating expenses.

Depreciation and Amortization: Depreciation and amortization expenses moved rose 45.7%, from R$0.2 million in the 2Q06 to R$0.3 million in the 2Q07. This increase is mainly from the lands acquired for the Company's geographic expansion and amortization of investments for streamlining the information systems.

Net Financial Result (Expenses). Net financial results decreased 28.6%, from R$20.6 million in the 2Q06 to R$14.7 million in the 2Q07. This result is due to lower investments due to cash utilization in the operations.

Revenues from Client Financing. There was an increase in revenue from client financing, from R$ 1.7 million in the 2Q06 to R$ 1.9 million in the 2Q07. This increase results mainly from a higher volume of the receivables portfolio in line with the increase in our sales.

Income Tax and Social Contribution. Provision for income tax and social contribution rose from R$ 4.7 million in the 2Q06 to R$ 4.8 million in the 2Q07. Provision for income tax and social contribution follows the Brazilian Corporate Law, both for companies taxed on real and presumed income, which differs from tax legislation.

Net Income. Adjusted net income moved up from R$16.9 million in the 2Q06 to R$ 40.6 million in the 2Q07. Adjusted net margin rose from 18.7% in the 2Q06 to 25.0% in the 2Q07.





Indebtedness:

The Company ended the 2Q07 with a total debt of R$ 155.6 million, 13.0% higher than in the 1Q07. Of this total, R$ 155.1 million refers to construction financing, which remained in line with the previous quarter.

As for working capital loans, the Company recorded a 52.3% decline, from R$ 1.1 million in the 1Q07 to R$ 0.5 million in the 2Q07, due to amortizations made in the period.

Total cash position fell 26.8%, from R$ 246.8 million in the 1Q07 to R$ 180.7 million in the 2Q07, basically due to investments to augment the Company's land bank.

Indebtedness (R$ thousand)	2Q07	1Q07	Var (%)
Indebtedness – Short Term			
Construction financing	111,645	99,419	12.3%
Loans – working capital	509	1,068	-52.3%
Indebtedness – Long Term			
Construction financing	43,478	37,280	16.6%
Loans – working capital	-	-	
Total Indebtedness	**155,632**	**137,767**	**13.0%**
Cash & cash equivalents			
Cash and banks	6,960	9,391	-25.9%
Investments – short term	172,312	235,874	-26.9%
Investments – long term	1,404	1,529	-8.1%
Total cash & cash equivalents	**180,676**	**246,794**	**-26.8%**
Net Debt	**(25,044)**	**(109,027)**	**-77.0%**


ROSSI



Conference Call:

Portuguese Presentation
Friday, August 17, 2007
10:00 am (Brasília Time) / 9:00 am (EST)
Phone: 55 11 2101-4848
Code: Rossi

English Presentation
Friday, August 17, 2007
12:00 noon (Brasília Time) / 11:00 am (EST)
Phone: 1 973 935-8893
Code: 9010855

Live webcast: www.rossiresidencial.com.br/ir

About Rossi:

Rossi is one of the largest real estate developers in Brazil, listed in the *Novo Mercado* segment of the São Paulo Stock Exchange (Bovespa: RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador, the company is present in 36 cities. The regions where Rossi operates indicate high housing shortage, per capita income above the national average and large potential for economic and population growth. As it operates in different markets (different products in different regions), Rossi has a flexible product mix that can adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the brand America Properties.

For further information access: www.rossiresidencial.com.br/ir.


ROSSI



Income Statement:

Income Statement (R$ '000)	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Gross Operating Revenue						
Property sales and services	167,205	93,335	79.1%	336,104	181,080	85.6%
(-) Sales taxes	(4,810)	(2,961)	62.4%	(10,205)	(5,496)	85.7%
Net Revenue	162,395	90,374	79.7%	325,899	175,584	85.6%
Costs of property and services	(105,558)	(69,684)	51.5%	(211,706)	(129,351)	63.7%
Gross Income	56,837	20,690	174.7%	114,193	46,233	147.0%
Gross Margin	35.0%	22.9%	12.1 p.p.	35.0%	26.3%	8.7 p.p.
Operating Revenues (Expenses)						
Selling	(10,759)	(11,503)	-6.5%	(25,437)	(21,327)	19.3%
Administrative	(16,154)	(9,445)	71.0%	(28,239)	(17,258)	63.6%
Depreciation and amortization	(306)	(210)	45.7%	(565)	(413)	36.8%
Financial (expenses) revenues, net	14,694	20,587	-28.6%	23,334	20,742	12.5%
Revenue from clients' financing	1,922	1,680	14.4%	4,016	3,269	22.9%
Other operating (expenses) revenues	109	0	100.0%	245	13	1784.6%
Total	**(10,494)**	**1,109**	**-1046.3%**	**(26,646)**	**(14,974)**	**77.9%**
Operating Income (Loss)	**46,343**	**21,799**	**112.6%**	**87,547**	**31,259**	**180.1%**
Operating Margin	**28.5%**	**24.1%**	**4.4 p.p.**	**26.9%**	**17.8%**	**9.1 p.p.**
Other Revenues and (Expenses)	(918)	(1,540)	-40.4%	(1,513)	(48,410)	-96.9%
Income Tax and Social Contribution	(4,814)	(4,672)	3.0%	(9,772)	7,785	-225.5%
Net Income (Loss) in the period	**40,611**	**15,587**	**160.5%**	**76,262**	**(9,366)**	**-914.2%**
Net Margin	**25.0%**	**17.2%**	**7.8 p.p.**	**23.4%**	**-5.3%**	**28.7 p.p.**
Non recurring items						
Expenses with the public offering	0	1,294	0.0%	0	48,812	-100.0%
Adjusted Net Income	**40,611**	**16,881**	**140.6%**	**76,262**	**39,446**	**93.3%**
Adjusted Net Margin	**25.0%**	**18.7%**	**6.3 p.p.**	**23.4%**	**22.5%**	**0.9 p.p.**
E.B.I.T.D.A.						
Operating Income (Loss)	46,343	21,799	112.6%	87,547	31,259	180.1%
(+) Depreciation and amortization	306	210	45.7%	565	413	36.8%
(+/-) Financial Revenues (Expenses), net	(14,694)	(20,587)	-28.6%	(23,334)	(20,742)	12.5%
E.B.I.T.D.A.	**31,955**	**1,422**	**2147.2%**	**64,778**	**10,930**	**492.7%**
E.B.I.T.D.A. Margin	**19.7%**	**1.6%**	**18.1 p.p.**	**19.9%**	**6.2%**	**13.7 p.p.**




ROSSI

Balance Sheet:

ASSETS (R$ '000)	2Q07	% of Total	1Q07	% of Total
CURRENT ASSETS				
Cash and cash equivalents	6,960	0.4%	9,391	0.6%
Short term investments	172,312	10.7%	235,874	15.0%
Accounts receivable from clients	190,931	11.8%	166,992	10.6%
Inventories	577,228	35.8%	548,640	34.8%
Prepaid expenses	49,693	3.1%	38,853	2.5%
Other receivables	78,022	4.8%	90,749	5.8%
Total Current Assets	**1,075,146**	**66.6%**	**1,090,499**	**69.2%**
NON CURRENT ASSETS				
LONG TERM ASSETS				
Accounts receivable from clients	366,572	22.7%	316,297	20.1%
Long term investments	1,404	0.1%	1,529	0.1%
Inventories	63,439	3.9%	61,787	3.9%
Judicial deposits	4,799	0.3%	4,609	0.3%
Deferred income tax and social contribution	57,217	3.5%	55,450	3.5%
Other receivables	23,154	1.4%	20,034	1.3%
Total Long Term Assets	**516,585**	**32.0%**	**459,706**	**29.2%**
PERMANENT ASSETS				
Investments	16,053	1.0%	19,544	1.2%
Fixed	2,066	0.1%	2,577	0.2%
Intangible	3,389	0.2%	3,218	0.2%
Total Permanent Assets	**21,508**	**1.3%**	**25,339**	**1.6%**
TOTAL ASSETS	**1,613,239**	**100.0%**	**1,575,544**	**100.0%**


ROSSI



LIABILITIES (R$ '000)	2Q07	% of Total	1Q07	% of Total
CURRENT LIABILITIES				
Loans and financing	112,154	7.0%	100,487	6.4%
Accounts payable to sites acquisition	90,637	5.6%	110,117	7.0%
Suppliers	19,174	1.2%	17,643	1.1%
Salaries and payroll charges	5,692	0.4%	4,760	0.3%
Taxes and contribution payable	7,707	0.5%	6,595	0.4%
Dividends payable	0	0.0%	10,560	0.7%
Advance to clients	1,968	0.1%	2,893	0.2%
Other accounts payable	20,429	1.3%	40,792	2.6%
Total Current Liabilities	**257,761**	**16.0%**	**293,847**	**18.7%**
NON CURRENT LIABILITIES				
LONG TERM LIABILITIES				
Loans and financing	43,478	2.7%	37,280	2.4%
Accounts payable to sites acquisition	100,895	6.3%	76,063	4.8%
Taxes and contribution payable	2,257	0.1%	2,257	0.1%
Deferred income tax and social contribution	49,139	3.0%	43,200	2.7%
Advance to clients	7,910	0.5%	9,120	0.6%
Other accounts payable	4,337	0.3%	3,310	0.2%
Total Long Term Liabilities	**208,016**	**12.9%**	**171,230**	**10.9%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	27.6%	445,117	28.3%
Capital Reserve	530,846	32.9%	534,462	33.9%
Legal Reserve	8,087	0.5%	8,087	0.5%
Retained Earnings Reserve	163,412	10.1%	122,801	7.8%
Total Shareholders' Equity	**1,147,462**	**71.1%**	**1,110,467**	**70.5%**
TOTAL LIABILITIES	**1,613,239**	**100.0%**	**1,575,544**	**100.0%**


ROSSI

1Q07 Results

Bovespa: RSID3
NYSE (ADR): RSR2Y

PSV of launches totals R$ 459.7 million
Contracted sales grow 184.9% (R$ 375.2 million)
Net Income reaches R$ 35.6 million
EBITDA came to R$ 32.8 million (20.1% margin)

São Paulo, May 15, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the first quarter of 2007 (1Q07). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in thousands of Brazilian Reais (R$ thousand). All comparisons, except where otherwise indicated, refer to the first quarter of 2006 (1Q06).

Highlights of the Period:

- Potential sales volume (PSV) totaled R$ 459.7 million in the 1Q07 from the launch of 1,265 units of which Rossi's share in the projects was 89.2%.
- Contracted sales increased 184.9%, from R$ 131.7 million in the 1Q06 to R$ 375.2 million in the 1Q07. Rossi's share grew 161.9%.
- Net revenue reached R$ 163.5 million in the 1Q07, up by 91.9% year-on-year.
- EBITDA amounted to R$ 32.8 million in the 1Q07, 245.2% up over the same period last year, accompanied by an EBITDA margin of 20.1%, 8.9 percentage points above the same period in 2006.
- Net income totaled R$ 35.6 million in the 1Q07, climbing 58.0% in relation to the 1Q06 (R$ 22.6 million).
- In the 1Q07, the Company's land bank reached R$ 8.8 billion, 323.8% up on the same period in 2006, enough to cover the Company's launches in the next 4 to 5 years.

Investor Relations
Sérgio Rossi Cuppoloni – IRO
Sergiorossi@rossiresidencial.com.br
(55-11) 3759-7222



Operating Highlights	1Q07	1Q06	Var (%)
Launches			
Number of launches	7	5	40.0%
Usable area launched (m^2)	151,297	51,229	195.3%
Units launched	1,265	453	179.2%
PSV launched (R$ thousand)	459,724	94,303	387.5%
Launches average price per m^2	3,039	1,841	65.1%
Sales			
Contracted sales (R$ thousand)	375,213	131,691	184.9%
Sold usable area (m^2)	120,004	69,680	72.2%
Units sold	1,247	578	115.7%

[1]Corresponds to the total amount resulting from the sales of all the units of a real estate project launched at a certain price.

Financial Highlights (R$ thousand)	1Q07	1Q06	Var (%)
Net Operating Revenue	163,504	85,210	91.9%
Gross Income	57,356	25,543	124.6%
Gross Margin	35.1%	30.0%	
Operating Income	41,204	9,460	335.6%
Operating Margin	25.2%	11.1%	
Adjusted EBITDA [1]	32,823	9,507	245.2%
EBITDA Margin (%) [1]	20.1%	11.1%	
Net Income of the period	35,651	(24,953)	-242.9%
Adjusted Net Income of the period [1]	35,651	22,565	58.0%
Net Margin	21.8%	-29.3%	
Adjusted Net Margin[1]	21.8%	26.5%	

[1] Excluding the effect of the non-recurring items

Unearned Revenue and Result	Mar/07	Dec/06	Var (%)
Unearned revenue	644,414	517,435	24.5%
Unearned result	229,238	184,471	24.3%
Backlog gross margin	35.6%	35.7%	-0.1 p.p.

The growth in the volume of launches combined with the good sales performance has sustained the Company's steady growth in the unearned result balance, closing the 1Q07 at R$ 229.2 million, or 24.3% up on the previous year. Backlog gross margins remained stable at 35.6%.



Launches and sales:

Seven new projects were launched in the quarter, with a potential sales value (PSV) of R$ 459.7 million, of which R$ 409.9 million correspond to Rossi's share, and the remaining to the partners.

In comparison with the 1Q06, PSV moved up 387.5% (R$ 94.3 million) and Rossi's share grew 402.3% (R$ 81.6 million).

Launches in 1Q07	City	Date	PSV R$ thousand	Usable area in m²	Units	% Sold	% Rossi	PSV Rossi's Share
Metropolitan Region of São Paulo								
Brooklin to Live	S. Paulo	Feb/07	55,328	17,049	112	8%	100%	55,328
Mont Serrat	S. Paulo	Feb/07	151,867	45,594	220	24%	70%	106,307
Campinas and Sumaré								
Reserva Original	Campinas	Feb/07	12,300	5,875	52	73%	100%	12,300
Avalon - Cond. 1	Campinas	Mar/07	14,107	8,590	118	0%	70%	9,875
Porto Alegre								
Autentique	P. Alegre	Mar/07	82,556	26,985	224	5%	100%	82,556
Rio de Janeiro								
Vitoria Bay	Vitória	Jan/07	89,249	28,627	269	95%	100%	89,249
Liberty Green	R Janeiro	Mar/07	54,317	18,577	270	0%	100%	54,317
Total			459,724	151,297	1,265	29%	89.2%	409,932

The projects launched in March received many visitors, resulting in a higher number of sales proposals than our expectations. As a consequence of the credit scoring process and analysis of clients' documents, the said proposals became contracted sales only in April. The following table presents the contracted sales regarding the projects launched in the 1Q07, until April 30, 2007, where we reached a 48% STS - sales turnover over supply.



Launches in 1Q07	City	Date	Units Launched	Total sales until 04/30/07	% Sold
Metropolitan Region of São Paulo					
Brooklin to live	S. Paulo	Feb/07	112	19	17%
Mont Serrat	S. Paulo	Feb/07	220	82	37%
Campinas and Sumaré					
Reserva Original	Campinas	Feb/07	52	39	75%
Avalon - Cond. 1	Campinas	Mar/07	118	74	63%
Porto Alegre					
Autentique	P. Alegre	Mar/07	224	34	15%
Rio de Janeiro					
Vitoria Bay	Vitória	Jan/07	269	269	100%
Liberty Green	R Janeiro	Mar/07	270	90	33%
Total			**1,265**	**607**	**48%**

Launches in units	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	118	138	-14.5%
From R$ 200,100 to R$ 350,000	591	152	288.8%
From R$ 350,100 to R$ 500,000	336	119	182.4%
Above R$ 500,100	220	-	
Commercial property	-	44	
Total	**1,265**	**453**	**179.2%**

Launches in R$	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	14,107	8,746	61.3%
From R$ 200,100 to R$ 350,000	155,866	35,632	337.4%
From R$ 350,100 to R$ 500,000	137,884	45,644	202.1%
Above R$ 500,100	151,867		
Commercial property		4,282	
Total	**459,724**	**94,304**	**387.5%**

Contracted sales grew 184.9%, from R$ 131.7 million in the 1Q06 to R$ 375.2 million in the 1Q07. Of this amount, R$ 286.9 million correspond to Rossi's share, 161.9% more than the contracted sales in the 1Q06 (Rossi's share being R$ 109.6 million).


ROSSI


Consolidated Contracted Sales
R$ million
131.7
375.2
+184.9%
1Q06
1Q07
Contracted Sales Rossi's Share
R$ million
109.6
286.9
+161.9%
1Q06
1Q07

Sales in units	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	299	165	81.2%
From R$ 200,100 to R$ 350,000	650	225	188.9%
From R$ 350,100 to R$ 500,000	166	117	41.9%
Above R$ 500,100	122	16	662.5%
Commercial property	10	55	-81.8%
Total	1,247	578	115.7%

Sales in R$	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	42,134	17,059	147.0%
From R$ 200,100 to R$ 350,000	182,871	50,378	263.0%
From R$ 350,100 to R$ 500,000	62,958	47,901	31.4%
Above R$ 500,100	85,581	11,008	677.4%
Commercial property	1,669	5,346	-68.8%
Total	375,213	131,692	184.9%

The following table shows total contracted sales and revenue booked in the first quarters of 2007 and 2006, per year of project launch:



Launches	1Q07 Contracted Sales	%	Revenue	%	1Q06 Contracted Sales	%	Revenue	%
Launches in 2007	126,013	44%	41,858	26%			-	
Launches in 2006	140,528	49%	54,842	34%	43,060	39%	5,647	7%
Launches in 2005	3,286	1%	32,712	20%	38,260	35%	8,456	10%
Launches in 2004	8,449	3%	23,477	14%	11,452	10%	34,016	40%
Launches in 2003	8,786	3%	10,730	6%	14,965	14%	36,670	43%
Launches in 2002	(131)	0%	(115)	0%	1,819	2%	421	0%
Total	286,931	100%	163,504	100%	109,556	100%	85,210	100%

Joint Ventures:

During the first quarter, we established four new joint ventures.

Vitória - Metron: Present in the market for over 30 years, the METRON brand has become a synonym for tradition, soundness and credibility. Its operations in the real estate market comprise property development and construction.

Vila Velha and Serra - Cittá: In operation since the 1940's, the Company has built its reputation by investing in cutting-edge technology and training and is now one of the most renowned brands in its market.

Salvador - Costa Andrade: Founded in Salvador in 1990, it has focused on the development and construction of high-end and mid-range residential and commercial property in the city's most sought-after areas.

Natal and Fortaleza - Diagonal: One of the major players in the state of Ceará with 25 years experience in real estate, it is currently expanding into the state of Rio Grande do Norte.

Developments under construction:

On March 31, 2007, the Company had 53 construction sites, totaling 77 projects, which represents 8,953 units, or 1,375,417 m² under construction. Since 1992, when we expanded our operations to different regions, up to March 2007, we launched 33,937 units on a total constructed area of 3,670,742 m², of which 24,984 units (corresponding to 2,295,325 m²), have already been delivered.


ROSSI

Land bank:

The Company ended the 1Q07 with a land bank of 95 sites for the launch of future projects, with a PSV of R$ 8.8 billion, equivalent to 5,626,712 m² of buildable area, or 46,378 units. Rossi's share of this is 71.7%, or R$ 6.3 billion.

Land Bank

PSV in R$ million


+324%
2,066
8,756
6,358
1,976
4,382
2,398
505
1,893
1Q06
1Q07
Acquired
Optioned
Rossi
Partners

Land bank - R$ thousand	Until R$200,000	From R$200,100 to R$350,000	From R$350,100 to R$500,000	Above R$500,100	Commercial	Total	%
Regional SP	347,239	1,146,507	133,659	749,032	-	2,376,437	27.14%
Regional CPS	785,459	1,098,814	85,561	108,225	157,220	2,235,279	25.53%
Regional POA	1,038,200	72,369	295,607	106,687	-	1,512,863	17.28%
Regional RJ	745,770	289,316	305,762	206,044	-	1,546,892	17.67%
Regional BH	318,982	156,149	93,196	30,373	-	598,700	6.84%
Regional NE	379,647	106,704	-	-	-	486,351	5.55%
TOTAL	3,615,297	2,869,859	913,785	1,200,361	157,220	8,756,522	100.00%
Distribution	41.29%	32.77%	10.44%	13.71%	1.80%	100.00%	

Financial Performance:

Gross Operating Revenue. Gross operating revenue moved up 92.5%, from R$ 87.7 million in the 1Q06 to R$ 168.9 million in the 1Q07, primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes climbed 112.8%, from R$ 2.5 million in the 1Q06 to R$ 5.4 million in the 1Q07.



Net Operating Revenue. Net operating revenue recorded a 91.9% growth, from R$ 85.2 million in the 1Q06 to R$ 163.5 million in the 1Q07, in line with the upturn in our gross operating revenue.

Cost of Property and Services Sold. Cost of property and services sold increased 77.9%, from R$ 59.7 million in the 1Q06 to R$ 106.1 million in the 1Q07. This was caused by the number of works under construction.

Gross Income. Gross income jumped 124.6%, from R$ 25.5 million in the 1Q06 to R$ 57.4 million in the 1Q07. Gross margin stood at 35.1% in the 1Q07, 5.1 p.p. up on the 30.0% gross margin recorded in the 1Q06.

Administrative Expenses. Administrative expenses totaled R$ 12.1 million in the 1Q07, a 54.7% increase in nominal terms over the R$ 7.8 million recorded in the 1Q06. When compared to the net operating revenue, administrative expenses decreased 1.8 p.p., from 9.2% in the 1Q06 to 7.4% in the 1Q07.

Selling Expenses. Selling expenses increased 49.4%, from R$ 9.8 million in the 1Q06 to R$ 14.7 million in the 1Q07. Compared to the net operating revenue, selling expenses went down by 2.5 p.p., reaching 9.0%

EBITDA. EBITDA totaled R$ 32.8 million in the 1Q07, 245.2% up year-on-year, accompanied by an EBITDA margin of 20.1%, up by 8.9 p.p. year-on-year, due to the higher booked revenue, increase in the gross margin and decrease in operating expenses.

Depreciation and Amortization: Depreciation and amortization expenses moved up by 27.6% over the 1Q06, from R$0.2 million in the 1Q06 to R$0.3 million in the 1Q07. This increase refers to the depreciation of fixtures acquired to set up the new regional offices.

Net Financial Result (Expenses). Net financial results jumped 5474.2%, from R$0.1 million in the 1Q06 to R$8.6 million in the 1Q07. This increase is mainly due to revenues from short-term investments of the proceeds from the public offering, combined with the drop in interest charges on debt before the offering.

Revenue from Client Financing. There was an increase in revenue from client financing, from R$ 1.6 million in the 1Q06 to R$ 2.1 million in the 1Q07. This increase results especially from a higher volume of receivables portfolio, in line with the increase in our sales.

Income Tax and Social Contribution. Provision for income tax and social contribution fell from R$ 12.5 million revenue in the 1Q06 to an expense of R$ 5.0 million in the 1Q07. Provision for income tax and social contribution follow the Brazilian Corporate Law, for both real and presumed income, which differs from tax legislation.



Net Income. Net income moved up from R$22.6 million in the 1Q06 to R$ 35.7 million in the 1Q07. Net margin went from 26.5% in the 1Q06 to 21.8% in the 1Q07.

Indebtedness:

The Company ended the 1Q07 with total debt of R$ 137.8 million, 8.8% higher than in the 4Q06. Of this total, R$ 136.7 million refers to real estate credit operations, that is, construction financing, which remained in line with the previous quarter.

Regarding working capital loans, the Company recorded a 34.8% drop, from R$ 1.6 million in the 4Q06 to R$ 1.1 million in the 1Q07 due to amortizations in the period.

Total cash position fell 24.9%, from R$ 328.7 million in the 4Q06 to R$ 246.8 million in the 1Q07, resulting from the usage of working capital due to the number of projects under construction, as well as land investments.

Indebtedness	1Q07	4Q06	Var (%)
Indebtedness – Short Term			
Construction Financing	99,419	87,693	-13.9%
Loans – working capital	1,068	1,639	-34.8%
Indebtedness – Long Term			
Construction Financing	37,280	37,278	64.2%
Loans – working capital	-		
Total Indebtedness	**137,767**	**126,610**	**8.8%**
Cash Position			
Cash and banks	9,391	18,983	-50.5%
Investments – short term	235,874	308,064	-23.4%
Investments – long term	1,529	1,644	-7.0%
Total cash position	**246,794**	**328,691**	**-24.9%**
Net Debt	**(109,027)**	**(202,081)**	**-46.0%**



Conference Call and Webcasts:

The Company will host conference calls to discuss its results for the first quarter of 2007:

Portuguese Conference Call	**English Conference Call**
Thursday, May 17	Thursday, May 17
9:00AM (EST) / 10:00 AM (Brasília Time)	11:00AM (EST) / 12:00PM (Brasília Time)
Dial in number: 55 11 2101-4848	Dial in number: 1 973 935-8510
Conference ID: Rossi	Conference ID: 8717842

Live transmission through the Internet: www.rossiresidencial.com.br/ir

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, ampinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 30 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a greatpotential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.
For further information access: www.rossiresidencial.com.br/ir.

Investor Relations

Sergio Rossi Cuppoloni – IRO

sergiorossi@rossiresidencial.com.br

55 11 3759-7222



Income Statement (R$ '000)	1Q07	1Q06	Var (%)
Gross operating revenue			
Property sales and services	168,899	87,745	92.5%
(-) Sales taxes	(5,395)	(2,535)	112.8%
Net Revenue	163,504	85,210	91.9%
Costs of property and services	(106,148)	(59,667)	77.9%
Gross Income	57,356	25,543	124.5%
Gross Margin	35.1%	30.0%	5.1 p.p.
Operating (Expenses) Revenues			
Administrative	(12,085)	(7,810)	54.7%
Selling	(14,678)	(9,8247)	49.4%
Depreciation and amortization	(259)	(203)	27.6%
Financial (Expenses) Revenues, net	8,640	155	5474.2%
Revenue from Clients' Financing	2,094	1,589	31.8%
Other operating Revenues (Expenses)	136	13	946.2%
Total	**(16,152)**	**(16,083)**	**0.4%**
Operating Income (Loss)	**41,204**	**9,460**	**335.6%**
Other Revenues (Expenses)	(595)	(46,870)	-98.7%
Income Tax and Social Contribution	(4,958)	12,457	-139.8%
Net Income (Loss) in the period	**35,651**	**(24,953)**	**-242.9%**
Net Margin	21.8%	-29.3%	51.1 p.p.
Non recurring items			
Expenses with the public offering	0	47,518	-100.0%
Adjusted Net Income	**35,651**	**22,565**	**58.0%**
Adjusted Net Margin	21.8%	26.5%	-4.7 p.p.

E.B.I.T.D.A.			
Operating Income (Loss)	41,204	9,460	335.6%
(+) Depreciation and amortization	259	203	27.6%
(+/-) Financial Revenues (Expenses), net	(8,640)	(155)	5474.2%
E.B.I.T.D.A.	**32,823**	**9,508**	**245.2%**
E.B.I.T.D.A. Margin	**20.1%**	**11.2%**	**8.9 p.p.**


ROSSI

ASSETS (R$ '000)	1Q07	% of Total	4Q06	% of Total
CURRENT ASSETS				
Cash and cash equivalents	9,391	0.6%	18,983	1.3%
Short term investments	235,874	15.0%	308,064	20.7%
Accounts receivable from clients	166,992	10.6%	148,773	10.0%
Inventories	548,640	34.8%	498,659	33.5%
Prepaid expenses	38,853	2.5%	25,096	1.7%
Other assets	90,749	5.8%	92,741	6.2%
Total Current Assets	**1,090,499**	**69.2%**	**1,092,316**	**73.3%**
NON CURRENT ASSETS				
LONG TERM ASSETS				
Accounts receivable from clients	316,297	20.1%	243,264	16.3%
Long-term investments	1,529	0.1%	1,644	0.1%
Inventories	61,787	3.9%	52,853	3.5%
Judicial deposits	4,609	0.3%	5,155	0.3%
Deferred income tax and social contribution	55,450	3.5%	53,131	3.6%
Other assets	20,034	1.3%	15,222	1.0%
Total Long Term Assets	**459,706**	**29.2%**	**371,269**	**24.9%**
PERMANENT ASSETS				
Investments	19,544	1.2%	21,498	1.4%
Fixed	2,577	0.2%	2,517	0.2%
Intangible	3,218	0.2%	2,766	0.2%
Total Permanent Assets	**25,339**	**1.6%**	**26,781**	**1.8%**
TOTAL ASSETS	**1,575,544**	**100.0%**	**1,490,366**	**100.0%**



LIABILITIES (R$ '000)	1Q07	% of Total	4Q06	% of Total
CURRENT LIABILITIES				
Loans and financing	100,487	6.4%	89,332	6.0%
Accounts payable to sites acquisition	110,117	7.0%	101,844	6.8%
Suppliers	17,643	1.1%	12,916	0.9%
Salaries and payroll charges	4,760	0.3%	3,734	0.3%
Taxes and contributions payable	6,595	0.4%	9,302	0.6%
Dividends payable	10,560	0.7%	10,380	0.7%
Advance to clients	2,893	0.2%	1,578	0.1%
Other accounts payable	40,792	2.6%	59,826	4.0%
Total Current Liabilities	**293,847**	**18.7%**	**288,912**	**19.4%**
NON CURRENT LIABILITIES				
LONG TERM LIABILITIES				
Loans and financing	37,280	2.4%	37,278	2.5%
Accounts payable to sites acquisition	76,063	4.8%	48,008	3.2%
Taxes and contributions payable	2,257	0.1%	4,476	0.3%
Deferred income tax and social contribution	43,200	2.7%	0	0.0%
Advance to clients	9,120	0.6%	9,369	0.6%
Other accounts payable	3,310	0.2%	22,646	1.5%
Total Long Term Liabilities	**171,230**	**10.9%**	**121,777**	**8.2%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	28.3%	445,117	29.9%
Capital Reserve	534,462	33.9%	539,323	36.2%
Legal Reserve	8,087	0.5%	8,087	0.5%
Retained Earnings Reserve	122,801	7.8%	87,150	5.8%
Total Shareholders' Equity	**1,110,467**	**70.5%**	**1,079,677**	**72.4%**
TOTAL LIABILITIES	**1,575,544**	**100.0%**	**1,490,366**	**100.0%**



2006 Results

Bovespa: RSID3
NYSE (ADR): RSR2Y

Adjusted net income reached R$ 93.6 million in 2006
PSV came to R$ 1,158.3 million in 2006 (R$ 396.1 million in the 4Q06)
Contracted sales grew by 64% (R$ 730.9 million), 116% in the 4Q06

São Paulo, February 14, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the fourth quarter of 2006 (4Q06). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in Brazilian Reais (R$ thousand). All comparisons, except where otherwise indicated, refer to the fourth quarter of 2005 (4Q05).

Period Highlights:

- Potential sales volume (PSV) came to R$ 396.1 million in the 4Q06 from 1,585 units, of which Rossi's share was 69.9%. In 2006, PSV amounted to R$ 1,158.3 million, of which Rossi's share was 76.2% (R$ 883.0 million).
- Contracted sales increased by 116.1%, from R$ 140.0 million in the 4Q05 to R$ 302.5 million in the 4Q06. In 2006, they climbed 64.4% year-on-year to R$ 730.9 million. Rossi's share recorded growth of 75.8%. Sales turnover over supply (STS) in 2006 indicates 44.5%.
- Net revenue totaled R$ 125.3 million in the 4Q06, up by 26.2% year-on-year, and R$ 411.3 million in 2006, up by 13.8% year-on-year.
- EBITDA amounted to R$ 22.8 million in the 4Q06, 144.8% up on the same period last year, accompanied by an EBITDA margin of 18.2%, 8.8 percentage points above the same period in 2005. 2006 adjusted EBITDA stood at R$ 51.4 million, with a 12.5% margin.
- Adjusted net income totaled R$ 29.2 million in the 4Q06, climbing 306.6% on the 4Q05 (R$ 7.2 million). In 2006, adjusted net income grew by 363.8% year-on-year, reaching R$ 93.6 million, with a net margin of 22.8%.
- In 2006, the Company's land bank reached R$ 8.6 billion, 375% up on 2005, enough to cover the Company's launches and expansion projects in the next 4 to 5 years.


ROSSI

2006 Results

Operating Highlights	4Q06	4Q05	Var	2006	2005	Var
Launches						
Number of launches	13	7	85.7%	48	18	166.7%
Usable area launched (m^2)	135,064	91,637	47.4%	479,638	196,210	144.5%
Units launched	1,585	1,107	43.2%	4,409	1,999	120.6%
PSV launched (R$ thousand) [1]	396,089	180,717	119.2%	1,158,287	395,502	192.9%
Launches average price per m^2	2,933	1,972	48.7%	2,415	2,016	19.8%
Sales						
Contracted sales (R$ thousand)	302,528	140,017	116.1%	730,864	444,521	64.4%
Sold usable area (m^2)	116,415	69,080	68.5%	321,652	214,891	49.7%
Units sold	982	992	-1.0%	3,018	2,486	21.4%

[1] Total potential proceeds should all units of a real estate project launched be sold at a certain price.

Financial Highlights (R$ thousand)	4Q06	4Q05	Var	2006	2005	Var
Net Operating Revenue	125,286	99,279	26.2%	411,258	361,480	13.8%
Gross Income	44,461	27,565	61.3%	128,344	104,848	22.4%
Gross Margin	35.5%	27.8%		31.2%	29.0%	
Operating Income	35,907	5,377	567.8%	97,934	19,091	413.0%
Operating Margin	28.7%	5.4%		23.8%	5.3%	
EBITDA	22,798	9,313	144.8%	51,360	40,887	25.6%
EBITDA Margin (%)	18.2%	9.4%		12.5%	11.3%	
Net income of the period	29,249	7,193	306.6%	43,701	20,178	116.6%
Adjusted Net Income for the period [1]	29,249	7,193	306.6%	93,577	20,178	363.8%
Net Margin	23.3%	7.2%		10.6%	5.6%	
Adjusted Net Margin [1]	23.3%	7.2%		22.8%	5.6%	

[1] excluding the effect of the non-recurring items

Unearned Revenue and Results	Dec06	Dec05	Var
Unearned revenue	517,433	330,973	56.3%
Unearned result	184,471	116,809	57.9%
Backlog gross margin	35.7%	35.3%	0.4 b.p.

Good sales performance has sustained steady growth in the unearned result balance, closing 2006 with a total of R$ 184.5 million, or 57.9% up on the previous year. Backlog gross margins moved up by 0.4 b.p., from 35.3% to 35.7%.

Launches and sales:

Thirteen new projects were launched in the quarter, with a PSV of R$ 396.1 million, of which R$ 276.8 million corresponded to Rossi's share.

In comparison with 4Q05, PSV moved up 119.2% (R$ 180.7 million) and Rossi's share grew by 83.7% (R$ 150.7 million).


ROSSI

In 2006, PSV totaled R$ 1,153.3 million from 48 projects, 192.9% more than in 2005. Rossi's share came to R$ 883.0 million, 190.3% more than the R$ 304.2 million recorded in the previous year.

Launches in units	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	758	272	178.7%	1,724	668	158.1%
From R$ 200,100 to R$ 350,000	404	387	4.4%	1,368	733	86.6%
From R$ 350,100 to R$ 500,000	225			770		
Above R$ 500,100	198			461	150	207.3%
Commercial property		448		86	448	
Total	1,585	1,107	43.2%	4,409	1,999	120.6%

Launches in R$	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	196,775	34,754	466.2%	338,267	71,439	373.5%
From R$ 200,100 to R$ 350,000	104,729	102,351	2.3%	396,507	193,711	104.7%
From R$ 350,100 to R$ 500,000	65,289			267,403		
Above R$ 500,100	29,296			145,504	86,739	67.7%
Commercial property		43,613		10,606	43,613	
Total	396,089	180,717	119,2%	1,158,287	395,501	192.9%

Launches in 2006	City	Date	PSV R$ thousand	Usable area in m²	Units	% Sold	% Rossi	PSV Rossi's Share
São Paulo								
Gran Vita	Osasco	Mar/06	35,632	15,674	152	80%	100%	35,632
Vivanti-Chac,Sto,Antonio	São Paulo	May/06	33,403	12,414	80	64%	100%	33,403
Riservato Alto da Lapa	São Paulo	Jun/06	43,655	16,701	112	62%	100%	43,655
Authentique	S,J,Campos	Jun/06	36,235	19,722	140	42%	70%	25,364
Altavista	Guarulhos	Sep/06	67,342	30,826	224	38%	100%	67,342
Alpen Haus (Helvetia)	São Paulo	Sep/06	31,422	9,015	48	23%	70%	21,996
Garten Haus (Helvetia)	São Paulo	Sep/06	44,178	15,561	102	34%	100%	44,178
Condomínio das Palmeiras II	Jacareí	Sep/06	11,744	8,702	88	0%	70%	8,221
Oceano	Guarujá	Dec/06	66,475	20,516	180	47%	50%	33,237
Vista Marina	Santos	Dec/06	72,641	21,893	112	0%	60%	43,584
Sub - Total			422,727	171,024	1,238		.81%	356,612



Launches in 2006	City	Date	PSV R$ thousand	Usable area in m2	Units	% Sold	% Rossi	PSV Rossi's Share
Campinas								
Condomínio das Violetas	Sumaré	Feb/06	3,708	3,445	58	67%	100%	3,708
Condomínio das Camomilas	Sumaré	Feb/06	5,038	4,743	80	69%	100%	5,038
Praça Capital III	Campinas	Mar/06	4,282	1,811	44	82%	70%	2,997
Jardins de Itália	Campinas	Jun/06	18,970	10,979	192	52%	100%	18,970
Ruas da Villa Townhouse I	Campinas	Jun/06	3,059	1,914	12	83%	100%	3,059
Ruas da Villa Townhouse II	Campinas	Jun/06	3,070	1,914	12	100%	100%	3,070
Ruas da Villa Eco Residenza	Campinas	Jun/06	12,739	6,441	40	90%	100%	12,739
Condomínio dos Jacarandás	Sumaré	Jul/06	5,465	4,403	44	73%	100%	5,465
Condomínio dos Sândalos	Sumaré	Jul/06	5,128	4,858	82	67%	100%	5,128
Condomínio dos Jatobás	Sumaré	Sep/06	6,170	5,778	98	44%	100%	6,170
Raritá	Campinas	Sep/06	23,018	10,581	136	54%	70%	16,112
Galleria Boulevard - I	Campinas	Sep/06	13,041	5,967	23	83%	50%	6,521
Galleria Boulevard - II	Campinas	Sep/06	28,611	13,535	65	71%	50%	14,306
Galleria Boulevard - III	Campinas	Sep/06	30,675	13,342	55	73%	50%	15,338
Galleria Boulevard - IV	Campinas	Sep/06	32,622	15,007	86	43%	50%	16,311
Galleria Boulevard - V	Campinas	Sep/06	14,947	6,485	24	83%	50%	7,473
Praça Capital IV	Campinas	Sep/06	6,324	2,399	42	33%	70%	4,427
Dueto	Sorocaba	Oct/06	27,529	12,898	112	48%	50%	13,765
Condomínio das Amendoeiras	Sumaré	Nov/06	5,858	4,688	70	20%	100%	5,858
Condomínio das Oliveiras	Sumaré	Nov/06	5,126	4,167	44	16%	100%	5,126
Condomínio das Paineiras	Sumaré	Dec/06	6,299	5,838	100	0%	100%	6,299
Condomínio das Angélicas	Sumaré	Dec/06	5,599	4,557	68	0%	100%	5,599
Condomínio das Alfazemas	Sumaré	Dec/06	5,148	4,734	82	0%	100%	5,148
Condomínio dos Cedros	Sumaré	Dec/06	4,855	4,449	78	0%	100%	4,855
Sub-Total			277,281	154,933	1,647		70%	193,482
Porto Alegre								
Terra Mater	Porto Alegre	Feb/06	45,644	25,556	119	96%	75%	34,233
Fascinio	Porto Alegre	May/06	10,796	4,147	10	40%	70%	7,557
Allure	Porto Alegre	Jun/06	43,592	19,656	204	48%	100%	43,592
Yard Ecoville Residencial	Curitiba	Aug/06	11,004	5,549	30	33%	70%	7,703
Breeze	Curitiba	Sep/06	27,471	12,337	88	28%	70%	19,230
Palácio Real	Curitiba	Sep/06	30,700	7,125	20	10%	50%	15,350
Parigi	Porto Alegre	Dec/06	65,289	11,455	225	0%	100%	65,289
Sub-Total			234,496	85,825	696		82%	192,954



Launches in 2006	City	Date	PSV R$ thousand	Usable area in m2	Units	% Sold	% Rossi	PSV Rossi's Share
Rio de Janeiro								
Porto Central	Niteró	May/06	9,041	5,064	79	100%	100%	9,041
Garden Up	Rio de Janeiro	May/06	18,904	8,060	100	89%	50%	9,452
Del Monte Club & Houses	Rio de Janeiro	Aug/06	22,046	9,152	67	88%	70%	15,432
Celebrity Icaraí Self Living	Niteró	Aug/06	22,521	5,710	68	76%	80%	18,017
Splendore Residenze	Vitória	Oct/06	17,140	5,275	28	100%	100%	17,140
Libertà Resort	Rio de Janeiro	Dec/06	75,215	20,560	286	30%	43%	31,966
Barra Central Park	Rio de Janeiro	Dec/06	38,917	14,034	200	9%	100%	38,917
Sub-Total			203,784	67,855	828		69%	139,965
Total			1,158,287	479,638	4,409	43.5%	76.2%	883,012

Contracted sales grew by 116.1% from R$ 140.0 million in the 4Q05 to R$ 302.5 million in the 4Q06. Of this total, R$ 206.2 million corresponded to Rossi's share, 95.1% more than the R$ 105.7 million recorded in the same three months last year.

Contracted sales went up by 64.4%, from R$ 444.5 million in 2005 to R$ 730.9 million in 2006. In the same period, Rossi's share increased by 75.9%, from R$ 332.0 million to R$ 584.0 million.

Sales in units	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	227	360	-36.9%	1,051	932	12.8%
From R$ 200,100 to R$ 350,000	358	177	102.3%	1,123	887	26.6%
From R$ 350,100 to R$ 500,000	250	(6)	-4266.7%	556	49	1034.7%
Above R$ 500,100	133	28	375.0%	197	165	19.4%
Commercial property	14	433	-96.8%	91	453	-79.9%
Total	982	992	-1.0%	3,018	2,486	21.4%

Sales in R$	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	27,341	41,097	-33.5%	122,401	96,277	27.1%
From R$ 200,100 to R$ 350,000	92,236	39,580	133.0%	270,224	187,782	43.9%
From R$ 350,100 to R$ 500,000	97,242	(1,970)	-5036.1%	209,318	16,781	1147.4%
Above R$ 500,100	83,649	16,157	417.7%	119,300	95,000	25.6%
Commercial property	2,060	45,153	-95.4%	9,621	48,681	-80.2%
Total	302,528	140,017	116.1%	730,864	444,521	64.4%

The following table shows total contracted sales and revenue booked in the fourth quarters of 2006 and 2005, per year of project launch:


ROSSI

Launches	4Q06				4Q05			
	Contracted sales (Rossi's share)	%	Revenue booked	%	Contracted sales (Rossi's share)	%	Revenue booked	%
Launches 2006	179,846	87%	44,387	35%	-	0%	-	0%
Launches 2005	7,461	4%	35,560	28%	59,511	56%	8,131	8%
Launches 2004	10,561	5%	35,183	28%	7,319	7%	23,133	23%
Launches 2003	6,915	3%	9,488	8%	24,060	23%	48,006	49%
Launches 2002	1,458	1%	668	1%	14,814	14%	20,009	20%
Total	206,241	100%	125,286	100%	105,704	100%	99,279	100%

Launches	2006				2005			
	Contracted sales (Rossi's share)	%	Revenue booked	%	Contracted sales (Rossi's share)	%	Revenue booked	%
Launches 2006	392,855	67%	**88,966**	22%	-	0%	-	0%
Launches 2005	91,072	16%	79,089	19%	149,829	45%	20,506	6%
Launches 2004	46,181	8%	148,614	36%	63,707	19%	61,595	17%
Launches 2003	43,419	7%	82,581	20%	71,612	22%	167,237	46%
Launches 2002	10,411	2%	12,009	3%	46,938	14%	112,142	31%
Total	583,968	100%	411,259	100%	332,086	100%	361,480	100%

Developments under construction:

At the close of 2006, the Company had 51 construction sites, totaling 73 projects, comprising 7,885 units and 1,187,925 m² under construction. Between 1992, when we expanded our operations to different geographical regions, and December 2006, we launched 32,666 units, with a total constructed area of 3,445,151 m², of which 24,781 units, corresponding to 2,257,226 m², have already been delivered.

Land bank:

The Company ended the 4Q06 with a land bank of 88 sites for the launch of future projects, with a PSV of R$ 8.6 billion from 34,875 units and 4,103,719 m² of buildable area. Rossi's share is 74.4%, or R$ 6.4 billion.



Land bank R$ thousand	Until R$ 200,000	between R$ 200,100 and R$ 350,000	between R$ 350,100 and R$ 500,000	Above R$ 500,100	Commercial	Total	%
Regional SP	458,276	974,088	183,640	978,705	-	2,594,709	29.92%
Regional CPS	755,381	1,200,824	68,201	186,686	157,220	2,368,312	27.31%
Regional POA	482,172	221,095	283,954	97,792	-	1,085,013	12.51%
Regional RJ	1,463,251	178,913	308,728	163,620	-	2,114,512	24.38%
Regional BH	97,820	147,992	93,197	36,273	-	375,282	4.33%
Regional NE	55,000	80,000	-	-	-	135,000	1.56%
Total	3,311,900	2,802,912	937,720	1,463,076	157,220	8,672,828	100.00%
Distribution %	**38.19%**	**32.32%**	**10.81%**	**16.87%**	**1.81%**	**100.00%**	

Financial Performance:

Gross Operating Revenue. Gross operating revenue moved up 26.2%, from R$ 103.4 million in 4Q05 to R$ 130.5 million in 4Q06. In 2006, this growth was 13.4%, from R$ 374.7 million in 2005 to R$ 425.0 million in 2006. This was primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes increased 27.2%, from R$ 4.1 million in 4Q05 to R$ 5.2 million in 4Q06. In 2006, sales taxes grew by 3.8%, from R$ 13.3 million in 2005 to R$ 13.8 million in 2006.

Net Operating Revenue. Net operating revenue recorded 26.2% growth, from R$ 99.3 million in the 4Q05 to R$ 125.3 million in the 4Q06. In 2006, a 13.8% growth was recorded, from R$ 361.5 million in 2005 to R$ 411.3 million in 2006, in line with the upturn in gross operating revenue.

Cost of Property and Services Sold. Cost of property and services sold increased by 12.7%, from R$ 71.7 million in the 4Q05 to R$ 80.8 million in the 4Q06. In 2006, it moved up 10.2%, from R$ 256.6 million in 2005 to R$ 282.9 million in 2006. The upturn was caused by the greater number of works under construction.

Gross Income. Fourth-quarter gross income climbed 61.3%, from R$ 27.6 million to R$ 44.5 million. In 2006, it grew by 22.4%, from R$ 104.8 in 2005 to R$ 128.3 in 2006. The gross margin stood at 35.5% in the 4Q06 and 31.2% in 2006, 2.2 p.p. up on the 29.0% gross margin recorded in 2005.

Administrative Expenses. Administrative expenses totaled R$ 11.3 million in the 4Q06, 46.9% up on the R$ 7.7 million recorded in the 4Q05. In 2006, they amounted to R$ 38.2 million, or 9.3% of net operating revenue, 27.0% more than the R$ 30.1 million, or 8.3% of net operating revenue, recorded in 2005. The increase was due to investments allocated to the Company's geographical



expansion, primarily comprising expenses from personnel hired to look for sites and their corresponding relocation expenses.

Selling Expenses. Selling expenses increased by 2.8%, from R$ 11.9 million in the 4Q05 to R$ 12.2 million in the 4Q06, down by 2.2 p.p. in terms of percentage of net operating revenue. In 2006, these expenses went up by 9.9%, from R$ 41.6 million in 2005 to R$ 45.7 million in 2006, and from 11.5% of net operating revenue to 11.1%.

EBITDA. EBITDA totaled R$ 22.8 million in the 4Q06, 144.8% up year-on-year, accompanied by an EBITDA margin of 18.2%, up by 8.8 p.p. In 2006, there was a 25.6% increase, from R$ 40.9 million in 2005 (margin of 11.3%) to R$ 51.4 million in 2006 (margin of 12.5%), pushed by higher booked revenue and the increase in the gross margin.

Depreciation and Amortization. In the 4Q06, depreciation and amortization expenses remained stable year-on-year, totaling R$ 0.2 million. In 2006, depreciation and amortization dropped by 39.0%, from R$ 1.4 million in 2005 to R$ 0.9 million in 2006, thanks to the full amortization of the first stage of the SAP implementation project.

Net Financial Result. The financial result dropped 461.6%, from a R$ 3.7 million expense in the 4Q05 to revenue of R$ 13.3 million this quarter. In 2006, the financial result was R$ 47.4 million revenue, versus a financial expense of R$ 20.4 million in 2005. The decrease was mainly due to the settlement of several working capital loans and to revenue from short-term investments of the proceeds from the public offering.

Revenue from Clients' Financing. Revenues from clients' financing grew from R$ 1.7 million in the 4Q05 to R$ 1.9 million in the 4Q06, and fell 4.3% in 2006, from R$ 7.3 million to R$ 7.0 million. This decline was due to the Company's ongoing strategy of transferring its receivables portfolio to banks and/or securitization companies on delivery of the keys.

Income and Social Contribution Tax. Provisions for income and social contribution tax went from R$ 1.3 million revenue in the 4Q05 to an expense of R$ 6.1 million in the 4Q06, and from R$ 1.7 million in 2005 (current - R$ 4.5 million and deferred - R$ 2.8 million), to R$ 2.1 million in 2006 (current - R$ 3.7 million and deferred - R$ 1.6 million). Provisions for income and social contribution tax follow the Brazilian Corporate Law, for both real and presumed income, which differs from the tax legislation.

Net Income. Adjusted net income totaled R$ 29.2 million in the 4Q06, versus R$ 7.2 million in the 4Q05. In 2006, adjusted net income stood at R$ 93.6 million, versus R$ 20.2 million in 2005, accompanied by an increase in the adjusted net margin from 5.6% in 2005 to 22.8% in 2006.



Indebtedness:

The Company ended the 4Q06 with a total indebtedness of R$ 126.6 million, 0.9% lower than in the 3Q06. Of this total, R$ 125.0 million refers to real estate credit operations – construction financing – which remained in line with the 3Q06.

Regarding working capital loans, the Company recorded a 27.2% drop, from R$ 2.3 million in the 3Q06 to R$ 1.6 million in the 4Q06 due to period amortizations.

Total cash position fell by 25.6%, from R$ 441.7 million in 3Q06 to R$ 328.7 million in the 4Q06, basically due to investments in land acquisitions.

Indebtedness	4Q06	3Q06	Var (%)
Indebtedness – Short Term			
Construction Financing	87,693	57,719	51.9%
Loans – Working Capital	1,639	2,251	-27.2%
Indebtedness – Long Term			
Construction Financing	37,278	67,754	-45.0%
Loans – Working Capital			
Total Indebtedness	126,610	127,724	-0.9%
Cash Position			
Cash and cash equivalents	18,983	8,527	122.6%
Investments – short term	308,064	431,359	-28.6%
Investments – long term	1,644	1,768	-7.0%
Total cash position	328,691	441,654	-25.6%
Net Debt	(202,081)	(313,930)	-35.6%



Conference Calls and webcasts:

The Company will host conference calls to discuss its fourth quarter and 2006 results:

Conference Call in Portuguese	Conference Call in English
Thursday, February 15	Thursday, February 15
7:00AM (EST) / 10:00 AM (Brasília Time)	9:00AM (EST) / 12:00PM (Brasília Time)
Dial in number: 55 11 4688-6301	Dial in number: 1 973 935-8510
Conference ID: Rossi	Conference ID: 8374915

Live transmission through the Internet: www.rossiresidencial.com.br/ir

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre, Campinas and Belo Horizonte, the company is present in 27 of the main Brazilian cities, which have high housing deficit, population above the national average purchasing power and great economic and demographic growth potential. The Company operates since 1980, in an integrated manner, in several segments of the real estate market, with flexibility to keep up with market changes and to adjust its product portfolio. The Company focuses its business on the residential real estate segment, aimed at the middle income and lower middle income, which has high growing potential. Rossi is part of the Bovespa's Novo Mercado and is traded under the ticker RSID3. For further information access www.rossiresidencial.com.br/ir.

Investor Relations

Sergio Rossi Cuppoloni – IRO

sergiorossi@rossiresidencial.com.br

55 11 3759-7222


ROSSI

Income Statement (R$ '000)	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Gross Operating Revenue						
Property Sales and Services	130,494	103,373	26.2%	425,023	374,743	13.4%
(-) Sales taxes	(5,208)	(4,094)	27.2%	(13,765)	(13,263)	3.8%
Net Revenue	125,286	99,279	26.2%	411,258	361,480	13.8%
Cost of property and services	(80,825)	(71,714)	12.7%	(282,914)	(256,632)	10.2%
Gross Income	44,461	27,565	61.3%	128,344	104,848	22.4%
Gross margin	35,5%	27,8%	7.7 b.p.	31,2%	29,0%	2.2 b.p.
Operating (Expenses) Revenues						
Administrative	(11,337)	(7,720)	46.9%	(38,243)	(30,124)	27.0%
Selling	(12,244)	(11,905)	2.8%	(45,705)	(41,582)	9.9%
Depreciation and Amortization	(233)	(246)	-5.3%	(865)	(1,417)	-39.0%
Financial Revenues (Expenses), net	13,342	(3,690)	-461.6%	47,439	(20,379)	-332.8%
Revenue from Clients' Financing	1,916	1,671	14.7%	6,949	7,263	-4.3%
Other Operating Revenue	2	(298)	-100.7%	15	482	-96.9%
Total	(8,554)	(22,188)	-61.4%	(30,410)	(85,756)	-64.5%
Operating Income (Loss)	35,907	5,377	567.8%	97,934	19,091	413.0%
Other Revenues (Expenses)	(598)	506	-218.2%	(51,742)	2,989	-1831.1%
Income and Social Contribution Tax	(6,060)	1,312	-561.9%	(2,104)	(1,729)	21.7%
Employee Profit Sharing Program	0	(2)		(387)	(173)	123.7%
Net Income (Loss) in the period	29,249	7,193	306.6%	43,701	20,178	116.6%
Net Margin	23,3%	7,2%	16.1 b.p.	10,6%	5,6%	5.0 b.p.
Non recurring items						
Expenses with the public offering	0			49,876		
Adjusted Net Income	29,249	7,193	306.6%	93,577	20,179	363.8%
Adjusted Net Margin	23,3%	7,2%	16.1 b.p.	22,8%	5,6%	17.2 b.p.

E.B.I.T.D.A.						
Operating Income	35,907	5,377	567.8%	97,934	19,092	413.0%
(+) Depreciation and Amortization	233	246	-5.3%	865	1,417	-39.0%
(+/-) Financial Revenues (Expenses), net	(13,342)	3,690	-461.6%	(47,439)	20,378	-332.8%
E.B.I.T.D.A.	**22,798**	**9,313**	**144.8%**	**51,360**	**40,887**	**25.6%**
E.B.I.T.D.A. Margin	**18,2%**	**9,4%**	**8.8 b.p.**	**12,5%**	**11,3%**	**1.2 b.p.**


ROSSI

ASSETS	4Q06	% of Total	3Q06	% of Total
CURRENT ASSETS				
Cash and cash equivalents	18,983	1.3%	8,527	0.6%
Short-term investments	308,064	20.7%	431,359	29.6%
Accounts receivable from clients	148,773	10.0%	143,036	9.8%
Inventories	498,659	33.5%	432,931	29.7%
Prepaid expenses	25,096	1.7%	33,875	2.3%
Other assets	92,741	6.2%	75,839	5.2%
Total Current Assets	1,092,316	73.3%	1,125,567	77.1%
NON-CURRENT ASSETS				
LONG TERM ASSETS				
Accounts receivable from clients	243,264	16.3%	215,945	14.8%
Short-term investments	1,644	0.1%	1,768	0.1%
Inventories	52,853	3.5%	45,887	3.1%
Judicial deposits	5,155	0.3%	5,884	0.4%
Deferred income and social contribution tax	53,131	3.6%	46,419	3.2%
Other assets	15,222	1.0%	-	0.0%
Total Long Term Assets	371,269	24.9%	315,903	21.6%
PERMANENT ASSETS				
Investments	21,498	1.4%	13,574	0.9%
Fixed Assets	2,517	0.2%	1,765	0.1%
Intangible	2,766	0.2%	2,533	0.2%
Total Permanent Assets	26,781	1.8%	17,872	1.2%
TOTAL ASSETS	1,490,366	100.0%	1,459,342	100.0%


ROSSI

LIABILITIES AND SHAREHOLDERS' EQUITY	4Q06	% of Total	3Q06	% of Total
CURRENT LIABILITIES				
Loans and financing	89,332	6.0%	59,970	4.1%
Accounts payable to sites acquisition	101,844	6.8%	116,743	8.0%
Suppliers	12,916	0.9%	13,628	0.9%
Salaries and payroll charges	3,734	0.3%	4,702	0.3%
Taxes and contributions payable	9,302	0.6%	6,544	0.4%
Dividends payable	10,380	0.7%	-	0.0%
Advance to clients	1,578	0.1%	15,587	1.1%
Other accounts payable	59,826	4.0%	33,821	2.3%
Total Current Liabilities	288,912	19.4%	250,995	17.2%
NON CURRENT LIABILITIES				
LONG TERM LIABILITIES				
Loans and financing	37,278	2.5%	67,754	4.6%
Accounts payable to sites acquisition	48,008	3.2%	49,327	3.4%
Taxes and contributions payable	4,476	0.3%	3,194	0.2%
Advance to clients	9,369	0.6%	-	0.0%
Other accounts payable	22,646	1.5%	26,324	1.8%
Total Long Term Liabilities	121,777	8.2%	146,599	10.0%
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	29.9%	445,117	30.5%
Capital Reserve	539,323	36.2%	540,263	37.0%
Legal Reserve	8,087	0.5%	5,902	0.4%
Retained Earnings Reserve	87,150	5.8%	70,466	4.8%
Total Shareholders' Equity	1,079,677	72.4%	1,061,748	72.8%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,490,366	100.0%	1,459,342	100.0%


ROSSI



3Q06 Results

Bovespa: RSID3
NYSE (ADR): RSR2Y

PSV reached R$ 762.2 million in the 9M06 and R$434.4 in the 3Q06

Contracted Sales grew 41%, to R$428.3 million in the 9M06 and 75% in the 3Q06 Year-to-date

Net Revenue reaches R$ 286 million

São Paulo, November 8, 2006 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the third quarter of 2006 (3Q06). The financial and operating information herein, except where otherwise indicated, is presented in BR GAAP and in Brazilian Reais (R$). All comparisons, except where otherwise indicated, refer to the third quarter of 2005 (3Q05).

Period Highlights:

- Potential sales volume (PSV) came to R$ 434.4 million in the 3Q06 from 1,390 units, of which Rossi's share was 72.4%, and R$ 762.2 million year-to-date, in which Rossi's share was 79.5% (R$606.2 million).
- Contracted sales increased by 74.9%, from R$ 95.3 million in the 3Q05 to R$ 166.8 million in the 3Q06. In the 9M06, they climbed 40.7% year-on-year to R$ 428.3 million. Rossi's share recorded growth of 66.9%.
- Net revenue totaled R$ 110.4 million in the third quarter of 2006 (3Q06), up by 20.9% year-on-year, and R$ 286.0 million in the 9M06, up by 9.1% year-on-year.
- Adjusted EBITDA amounted to R$ 18.0 million in the 3Q06, 37.7% up on the same period last year, accompanied by an adjusted EBITDA margin of 16.3%, 2 percentage points above the same period in 2005. 9M06 adjusted EBITDA stood at R$ 66.2 million, with a 23.2% margin.
- Adjusted net income moved up from R$ 3.7 million in the 3Q05 to R$ 24.5 million in the 3Q06, while the net margin widened from 4.1% to 22.2% in the same period. In the 9M06, adjusted net income reached R$ 52.5 million, with a net margin of 18.4%

Investor Relations
Sérgio Rossi Cuppoloni – Officer
Sergiorossi@rossiresidencial.com.br
(55-11) 3759-7222


ROSSI



Operating Highlights	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Launches						
Number of launches	19	5	280.0%	35	11	218.2%
Usable area launched (m^2)	186,333	35,983	417.8%	344,574	104,573	229.5%
Units launched	1,390	346	301.7%	2,824	892	216.6%
PSV launched (R$ thousand) [1]	434,430	64,796	570.5%	762,197	214,785	254.9%
Launches average price per m^2	2,331	1,801	29.5%	2,212	2,054	7.7%
Sales						
Contracted sales (R$ thousand)	166,751	95,332	74.9%	428,336	304,505	40.7%
Sold usable area (m^2)	75,213	45,747	64.4%	205,237	145,811	40.8%
Units sold	793	446	77.8%	2,036	1,494	36.3%

[1] Total potential proceeds should all units of a real estate project launched be sold at a certain price.

Financial Highlights (R$ thousand)	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Net Operating Revenue	110,389	91,272	20.9%	285,973	262,201	9.1%
Gross Income	37,650	25,500	47.6%	83,883	77,283	8.5%
Gross Margin	34.1%	27.9%		29.3%	29.5%	
Operating Income	30,382	1,494	1933.6%	62,028	13,717	352.2%
Operating Margin	27.5%	1.6%		21.7%	5.2%	
Adjusted EBITDA [1]	17,949	13,032	37.7%	66,219	33,888	95.4%
EBITDA Margin (%) [1]	16.3%	14.3%		23.2%	12.9%	
Net Income of the period	23,818	3,733	538.1%	14,452	12,987	11.3%
Adjusted Net Income for the period [1]	24,520	3,733	556.9%	52,495	12,987	304.2%
Net Margin	21.6%	4.1%		5.1%	5.0%	
Adjusted Net Margin [1]	22.2%	4.1%		18.4%	5.0%	

[1] excluding the effect of the non-recurring items in 3Q06

Unearned Revenue and Results	Sep06	Sep05	Var (%)
Unearned revenue	436,315	312,368	39.7%
Unearned result	151,584	98,237	54.3%
Unearned result margin - REF	34.7%	31.4%	3.3 b.p.

Good sales performance has sustained steady growth in the unearned result balance, closing September with a total of R$ 151.6 million, or 54.3% up on the same period in the previous year. Backlog Gross margins moved up by 3.3 p.p., from 31.4% to 34.7%.



Launches and sales:

Nineteen new projects were launched in the quarter, with a PSV of R$ 434.4 million, 570.5% up on the R$369.6 million recorded in the same period the year before. Of this total R$ 314.7 million corresponded to Rossi's share, 546.2% up on the R$266.0 million recorded in the third quarter last year.

In the 9M06, PSV totaled R$ 762.2 million from 35 projects, 254.9% more than in the same period in 2005. Rossi's share came to R$ 606.2 million, 294.8% more than the R$ 547.4 million recorded in the 9M05

Launches in 3Q06	PSV R$ '000	Usable area m²	Units	% Sold	%- Rossi	PSV- Rossi
Guarulhos						
Altavista	67,342	138	224	0%	100%	67,342
São Paulo						
Helvetia Grand Quartier						
Alpen Haus Condominium	31,422	188	48	0%	70%	21,996
Garten Haus Condominium	44,178	153	102	0%	100%	44,178
Jacareí						
Condomínio das Palmeiras	11,744	99	88	0%	70%	8,221
Sumaré						
Cond. dos Jacarandás	5,465	100	44	32%	100%	5,465
Cond. dos Sândalos	5,128	59	82	50%	100%	5,128
Cond. dos Jatobás	6,170	59	98	0%	100%	6,169
Campinas						
Rarità	23,018	78	136	29%	70%	16,112
Galleria Boulevard - cond. 01	13,041	259	23	0%	50%	6,521
Galleria Boulevard - cond. 02	28,612	208	65	0%	50%	14,306
Galleria Boulevard - cond. 03	30,675	243	55	0%	50%	15,337
Galleria Boulevard - cond. 04	32,622	175	86	0%	50%	16,311
Galleria Boulevard - cond. 05	14,947	270	24	0%	50%	7,473
Praça Capital IV	6,324	57	42	0%	70%	4,427
Curitiba						
Yard Ecoville Residencial	11,004	185	30	20%	70%	7,703
Breeze Ecoville Residencial	27,471	140	88	0%	70%	19,230
Palácio Real	30,700	356	20	0%	50%	15,350
Rio de Janeiro						
Del Monte Club & Houses	22,046	137	67	75%	70%	15,432
Niterói						
Celebrity Icaraí Self Living	22,521	84	68	57%	80%	18,017
Total	434,430		1,390		72.4%	314,718


ROSSI

Launches in units	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	457	174	162,6%	966	396	143,9%
From R$ 200,100 to R$ 350,000	404	172	134,9%	964	346	178,6%
From R$ 350,100 to R$ 500,000	234			545		
Above R$ 500,100	253			263	150	75,3%
Commercial property	42			86		
Total	1.390	346	301,7%	2.824	892	216,6%

Launches in R$	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	85,832	20,883	311.0%	141,492	36,685	285.7%
From R$ 200,100 to R$ 350,000	157,451	43,914	258.5%	291,777	91,360	219.4%
From R$ 350,100 to R$ 500,000	79,412			202,114		
Above R$ 500,100	105,411			116,207	86,739	34.0%
Commercial property	6,324			10,606		
Total	434,430	64,796	570.5%	762,197	214,784	254.9%

Contracted sales grew by 74.9% from R$ 95.3 million in the 3Q05 to R$ 166.8 million in the 3Q06. Of this total, R$ 150.7 million corresponded to Rossi's share, 125.8% more than the R$ 66.7 million recorded in the same three months last year.

Contracted sales went up by 40.7%, from R$ 304.5 million in the 9M05 to R$ 428.3 million in the 9M06. In the same period, Rossi's portion increased by 66.9%, from R$ 226.4 million to R$ 377.7 million.

Sales in units	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	347	185	87.6%	824	572	44.1%
From R$ 200,100 to R$ 350,000	301	198	52.0%	765	710	7.7%
From R$ 350,100 to R$ 500,000	126	14	800.0%	306	55	456.4%
Above R$ 500,100	21	41	-48.8%	64	137	-53.3%
Commercial property	(2)	8	-125.0%	77	20	285.0%
Total	793	446	77.8%	2,036	1,494	36.3%

Sales in R$	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	39,291	18,520	112.2%	95,060	55,180	72.3%
From R$ 200,100 to R$ 350,000	76,764	46,995	63.3%	177,988	148,202	20.1%
From R$ 350,100 to R$ 500,000	41,182	4,392	837.7%	112,076	18,751	497.7%
Above R$ 500,100	11,165	24,048	-53.6%	35,650	78,843	-54.8%
Commercial property	(1,651)	1,378	-219.8%	7,561	3,528	114.3%
Total	166,751	95,332	74.9%	428,336	304,505	40.7%

Although some projects launched in the last month of the quarter were well received by clients and met expectations as to the number of sales proposals, no contracted sales figure in the charts



above because the credit scoring process and document analysis delayed the effectuation of these sales to October, as shown in the chart below.

The following table shows total contracted sales and recognized revenues in the third quarters of 2006 and 2005 per year of project launch:

Developments launched in September/2006	Units launched	% Sold (contracted in Oct/2006)	% - Rossi
Guarulhos			
Altavista	224	17%	100%
São Paulo			
Helvetia Grand Quartier			
Alpen Haus Condominium	48	8%	70%
Garten Haus Condominium	102	10%	100%
Jacareí			
Condomínio das Palmeiras	88	1%	70%
Sumaré			
Cond. dos Jatobás	98	13%	100%
Campinas			
Galleria Boulevard - cond. 01	23	52%	50%
Galleria Boulevard - cond. 02	65	35%	50%
Galleria Boulevard - cond. 03	55	45%	50%
Galleria Boulevard - cond. 04	86	16%	50%
Galleria Boulevard - cond. 05	24	33%	50%
Praça Capital IV	42	0%	70%
Curitiba			
Breeze Ecoville Residencial	88	1%	70%
Palácio Real	20	5%	50%

The table below shows total contracted sales and recognized revenues in the third quarters of 2006 and 2005 per year of project launch:

	3Q06				3Q05			
Launches	Contracted sales	%	Revenue booked	%	Contracted sales	%	Revenue booked	%
Launches 2006	103,078	68%	30,158	27%	-	0%	-	0%
Launches 2005	23,960	16%	23,681	21%	28,470	43%	3,278	4%
Launches 2004	13,392	9%	42,216	38%	8,346	13%	15,807	17%
Launches 2003	8,746	6%	12,160	11%	17,693	27%	47,335	52%
Launches 2002	1,492	1%	2,173	2%	12,208	18%	24,853	27%
Total	150,668	100%	110,388	100%	66,717	100%	91,273	100%


ROSSI



Launches	9M06 Contracted sales	%	Revenue booked	%	9M05 Contracted sales	%	Revenue booked	%
Launches 2006	202,170	54%	44,579	16%	-	0%	-	0%
Launches 2005	94,450	25%	43,529	15%	90,317	40%	12,375	5%
Launches 2004	35,620	9%	113,431	40%	56,388	25%	38,462	15%
Launches 2003	36,504	10%	73,093	26%	47,552	21%	119,230	45%
Launches 2002	8,983	2%	11,341	4%	32,124	14%	92,134	35%
Total	377,727	100%	285,973	100%	226,381	100%	262,201	100%

Developments under construction:

At the close of September, the Company had 46 construction sites, totaling 65 projects, comprising 6,661 units and 1,012,922 m² under construction. Between 1992, when we expanded our operations to different geographical regions, and September 30, 2006, we launched 31,069 units, with a total constructed area of 3,234,076 m², of which 24,378 units, corresponding to 2,221,154 m², have already been delivered.

Land bank:

The Company ended the 3Q06 with a land bank of 62 sites for the launch of future projects, with a PSV of R$ 4.6 billion from 18.291 units and 3,307,604 m² of buildable area. Rossi's share is 75.4%, or R$ 3.5 billion.

Land bank – PSV (R$ '000)	Grande de São Paulo	Campinas / Sumaré	Rio de Janeiro / Niterói	Vitória	Porto Alegre	Curitiba	Other cities	Total
Residential property								
Until R$ 200,000	23,326	416,981	255,716	-	22,172	-	226,832	945,027
From R$ 200,100 to R$ 350,000	1,261,516	500,699	165,314	84,445	52,014	88,368	94,787	2,247,143
From R$ 350,100 to R$ 500,000	183,756	119,896	223,181	-	251,040	-	141,373	919,246
Above R$ 500,100	209,146	14,515	89,310	16,964	0	82,492	60,317	472,744
Commercial property	-	6,324	-	-	-	-	-	6,324
Total	1,677,744	1,058,415	733,521	101,409	325,226	170,860	523,309	4,590,484


ROSSI

Financial Performance:

Gross Operating Revenue. Gross operating revenue moved up 20.5% in the quarter, from R$ 94.1 million in the 3Q05, to R$ 113.5 million in the 3Q06. In the 9M05, growth was 8.5%, from R$271.4 million to R$ 294.5 million in the same period in 2006. This was primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes increased 6.5%, from R$ 2.9 million in the 3Q05 to R$ 3.0 million in the 3Q06. This increase was due to the volume of client revenue or bank onlendings (cash criterion), which form the basis for the calculation of sales taxes.

Net Operating Revenue. Net operating revenue recorded 20.9% growth, from R$ 91.3 million in the 3Q05 to R$ 110.4 million in the 3Q06. Year-to-date, 9.1% growth was recorded, from R$ 262.2 million to R$ 286.0 million, in line with the upturn in gross operating revenue.

Cost of Property and Services Sold. The cost of property and services sold increased by 10.6%, from R$ 65.8 million in the 3Q05, to R$ 72.7 million in the 3Q06. The 9M06 figure climbed by 9.3%, from R$ 184.9 million in the 9M05 to R$ 202.1 million in the same period of 2006. The upturn was caused by the greater number of works under construction.

Gross Income. Third-quarter gross income climbed 47.6% year-on-year, from R$ 25.5 million to R$ 37.6 million. In year-to-date terms, it grew by 8.5%, from R$ 77.3 million in the 9M05 to R$ 83.9 million in the same period of 2006. The gross margin stood at 34.1% in the 3Q06 and 29.3% year-to-date, in line with the 9M05's 29.5%.

Administrative Expenses. Administrative expenses totaled R$ 10.0 million in the third quarter, 40.6% up on the R$ 7.1 million recorded in the same three months the year before. In the nine months, they amounted to R$26.9 million, or 9.1% of net operating revenue, 20.1% more than the R$22.4 million, or 7.8% of net operating revenue, reported in the same period of 2005. The increase was due to investments allocated to the Company's geographical expansion, primarily comprising expenses from personnel hired to look for sites and their corresponding relocation expenses.

Selling Expenses. Quarterly selling expenses increased by 11.1%, from R$ 10.9 million in the 3Q05 to R$ 12.1 million in the 3Q06, down by 1 p.p. in terms of percentage of net operating revenue. In the nine months, these expenses went up by 12.7%, from R$ 29.7 million in the 9M05, to R$ 33.5 million in the 9M06, and from 11.3% of net operating revenue to 11.7%.

EBITDA. Adjusted EBITDA totaled R$ 18.0 million in the 3Q06, 37.7% up year-on-year, accompanied by an adjusted EBITDA margin of 16.3%, up by 2 p.p. In the nine months, there was a 95.4% year-on-year increase, from R$ 33.9 million (margin of 12.9%) to R$ 66.2 million (margin of 23.2%), pushed up by higher booked revenue.

Depreciation and Amortization. Depreciation and amortization dropped by 44.8%, from R$ 0.4 million in the 3Q05 to R$ 0.2 million in the 3Q06, and by 46.0%, from R$ 1.2 million in the 9M05 to


ROSSI

R$ 0.6 million in the 9M06, thanks to the full amortization of the first stage of the SAP implementation project.

Net Financial Result. In the third quarter, the financial result improved by a massive 261.6%, from expenses of R$ 8.3 million in the 3Q05, to revenue of R$ 13.4 million. In the nine months, the financial result was revenue of R$ 34.1 million in 2006, versus expenses of R$ 16.7 million in 2005. The improvement was mainly due to the settlement of several working capital loans and to revenue from short-term investments of the proceeds from the public offering.

Revenue from Clients' Financing. Revenues from clients' financing dropped between the 3Q06 and 3Q05 from R$ 2.0 million to R$ 1.8 million, respectively, and fell 10.0% in the 9M, from R$5.6 million to R$ 5.0 million. This decline was due to the Company's ongoing strategy of transferring its receivables portfolio to banks and/or securitization companies on delivery of the keys.

Income and Social Contribution Tax. Provisions for income and social contribution tax rose from R$ 0.6 million in the 3Q05 to R$ 3.8 million in the 3Q06, and from an expense of R$ 3.0 million in the 9M05 to revenue of R$ 4.0 million in the 9M06. This revenue was due to the booking of R$ 5.0 million in deferred taxes, net of current income and social contribution tax of R$ 1.0 million.

Net Income. Adjusted net income totaled R$ 24.5 million in the 3Q06, versus R$ 3.7 million in the 3Q05. Year-to-date, adjusted net income stood at R$ 52.5 million, versus R$ 13.0 million in the same period the year before, accompanied by an increase in the adjusted net margin from 5.0% to 18.4%.

Indebtedness:

The Company ended the 3Q06 with a total indebtedness of R$ 127.7 million, 26.4% higher than 2Q06. Of this total, R$ 125.5 million refers to real estate credit operations – construction financing -, which recorded a 27.5% growth in comparison to the 2Q06, due to the higher number of projects under construction.

Regarding working capital loans, the Company recorded a 12.9% drop, from R$ 2.6 million in the 2Q06 to R$ 2.3 million in the 3Q06 due to period amortizations.

Total cash and cash equivalents fell by 20.5%, from R$ 555.8 million in the 2Q06 to R$ 441.7 million in the 3Q06, basically due to investments in acquiring land.



Indebtedness	3Q06	2Q06	Var (%)
Indebtedness – Short Term			
Construction Financing	57,719	74,442	-22.5%
Loans – Working Capital	2,251	2,078	8.3%
Indebtedness – Long Term			
Construction Financing	67,754	24,000	182.3%
Loans – Working Capital	-	506	-100.0%
Total Indebtedness	127,724	101,026	26.4%
Cash Position			
Cash and cash equivalents	8,527	12,504	-31.8%
Investments – short term	431,359	541,520	-20.3%
Investments – long term	1,768	1,817	-2.7%
Total cash position	441,654	555,841	-20.5%
Net Debt	(313,930)	(454,815)	-31.0%

Conference calls and webcast:

The Company will host conference calls to discuss its third quarter 2006 results:

Presentation in Portuguese	Presentation in English
Thursday, November 9, 2006	Thursday, November 9, 2006
7:00 am (EST) / 10:00 am (Brasília Time)	9:00 am (EST) / 12:00 pm (Brasília time)
Dial in number: 55 11 2101-4848	Dial in number: 1 973 935-8510
Conference code: Rossi	Conference code: 7980772

Live transmission through the Internet: www.rossiresidencial.com.br/ir

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre and Campinas, the company is present in 22 of the main Brazilian cities, which have high housing deficit, population above the national average purchasing power and great economic and demographic growth potential. The Company operates since 1980, in an integrated manner, in several segments of the real estate market, with flexibility to keep up with market changes and to adjust its product portfolio. The Company focuses its business on the residential real estate segment, aimed at the middle income and lower middle income, which has high growing potential. Rossi is part of the Bovespa's Novo Mercado and is traded under the ticker RSID3. For further information access www.rossiresidencial.com.br/ir.


ROSSI



Income Statement (R$ '000)	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Gross Operating Revenue						
Property Sales and Services	113,450	94,147	20.5%	294,530	271,370	8.5%
(-) Sales taxes	(3,061)	(2,875)	6.5%	(8,557)	(9,169)	-6.7%
Net Revenue	110,389	91,272	20.9%	285,973	262,201	9.1%
Cost of property and services	(72,739)	(65,772)	10.6%	(202,090)	(184,918)	9.3%
Gross Income	37,650	25,500	47.6%	83,883	77,283	8.5%
Gross margin	34.1%	27.9%	6.2%	29.3%	29.5%	-0.1%
Operating (Expenses) Revenues						
Administrative						
Selling	(10,035)	(7,138)	40.6%	(26,906)	(22,402)	20.1%
Depreciation and Amortization	(12,134)	(10,923)	11.1%	(33,461)	(29,678)	12.7%
Financial Revenues (Expenses), net	(219)	(397)	-44.8%	(632)	(1,171)	-46.0%
Client Financing Revenues	13,354	(8,264)	-261.6%	34,097	(16,688)	-304.3%
Other Operating Revenue	1,766	1,954	-9.6%	5,034	5,592	-10.0%
Total	0	762	-100.0%	13	781	-98.0%
	(7,268)	**(24,006)**	**-69.7%**	**(21,855)**	**(63,566)**	**-65.6%**
Operating Income (Loss)						
	30,382	**1,494**	**1933.9%**	**62,028**	**13,717**	**352.2%**
Other Revenues (Expenses)						
	(2,735)	3,049	-189.7%	(51,145)	2,482	-2160.6%
Income Tax and Social Contribution						
	(3,829)	(639)	499.2%	3,956	(3,041)	-230.1%
Employee Profit Sharing Program						
	0	(171)	-100.0%	(387)	(171)	126.4%
Net Income (Loss) in the period						
Net Margin	**23,818**	**3,733**	**538.1%**	**14,452**	**12,987**	**11.3%**
Gross Operating Revenue	21.6%	4.1%	17.5%	5.1%	5.0%	0.1%
Non recurring items						
Expenses with the public offering	1,064			49,876		
Discount in the sale of inventories	0			7,765		
Income tax and social contribution impact on discounts	(362)			(19,598)		
Adjusted Net Income	**24,520**	**3,733**	**556.9%**	**52,495**	**12,987**	**304.2%**
Adjusted Net Margin	22.2%	4.1%		18.4%	5.0%	

E.B.I.T.D.A.	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Net Income (Loss) in the period	23,818	3,733	538.1%	14,452	12,987	11.3%
(+) Depreciation and amortization	219	397	-44.8%	632	1,171	-46.0%
(+/-)Net Financial Revenues (Expenses)	(13,354)	8,264	-261.6%	(34,097)	16,688	-304.3%
(+/-) Other Revenues and Expenses	2,735	0	100.0%	51,145	0	100.0%
(+/-) Income tax and Social Contribution	3,829	639	499.2%	(3,956)	3,041	-230.1%
E.B.I.T.D.A.	**17,247**	**13,033**	**32.3%**	**28,176**	**33,887**	**-16.9%**
E.B.I.T.D.A. Margin	**15.6%**	**14.3%**	**1.3%**	**9.9%**	**12.9%**	**-3.1%**
Adjusted E.B.I.T.D.A.	**17,949**	**13,033**	**37.7%**	**66,219**	**33,887**	**95.4%**
Adjusted E.B.I.T.D.A. Margin	**16.3%**	**14.3%**	**2.0%**	**23.2%**	**12.9%**	**10.2%**

ASSETS	3Q06	% of Total	2Q06	% of Total
CURRENT ASSETS				
Cash and cash position	8,527	0.6%	12,504	0.9%
Short term investments	431,359	29.6%	541,520	37.6%
Accounts receivable from clients	143,036	9.8%	128,628	8.9%
Inventories	478,818	32.8%	391,083	27.1%
Prepaid expenses	33,875	2.3%	30,159	2.1%
Other receivables	75,839	5.2%	72,422	5.0%
Total Current Assets	**1,171,454**	**80.3%**	**1,176,316**	**81.6%**
LONG TERM ASSETS				
Accounts receivable from clients	215,945	14.8%	197,646	13.7%
Long term investments	1,768	0.1%	1,817	0.1%
Judicial deposits	5,884	0.4%	7,783	0.5%
Deferred income tax and social contribution	46,419	3.2%	47,195	3.3%
Total Long Term Assets	**270,016**	**18.5%**	**254,441**	**17.6%**
PERMANENT ASSETS				
Investments	13,574	0.9%	6,926	0.5%
Fixed Assets	1,765	0.1%	1,695	0.1%
Deferred	2,533	0.2%	2,257	0.2%
Total Permanent Assets	**17,872**	**1.2%**	**10,878**	**0.8%**
TOTAL ASSETS	**1,459,342**	**100.0%**	**1,441,635**	**100.0%**


ROSSI

LIABILITIES	3Q06	% of Total	2Q06	% of Total
CURRENT LIABILITIES				
Loans and financing	59,970	4.1%	76,520	5.3%
Suppliers	13,628	0.9%	12,491	0.9%
Salaries and payroll charges	4,702	0.3%	4,218	0.3%
Payable taxes and contributions	6,544	0.4%	7,276	0.5%
Accounts payable to sites acquisition	116,743	8.0%	95,066	6.6%
Advance to clients	15,587	1.1%	21,418	1.5%
Other payables	33,821	2.3%	45,683	3.2%
Total Current Liabilities	**250,995**	**17.2%**	**262,672**	**18.2%**
LONG TERM LIABILITIES				
Loans and financing	67,754	4.6%	24,506	1.7%
Accounts payable to sites acquisition	49,327	3.4%	79,556	5.5%
Deferred income tax and social contribution	26,324	1.8%	23,368	1.6%
Payable taxes and contributions	3,194	0.2%	5,751	0.4%
Total Long Term Liabilities	**146,599**	**10.0%**	**133,181**	**9.2%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	30.5%	445,117	30.9%
Capital Reserve	540,263	37.0%	548,115	38.0%
Legal Reserve	61,916	4.2%	61,916	4.3%
Income in the period	14,452	1.0%	(9,366)	-0.6%
Total Shareholders' Equity	**1,061,748**	**72.8%**	**1,045,782**	**72.6%**
TOTAL LIABILITIES	**1,459,342**	**100.0%**	**1,441,635**	**100.0%**



2Q06 Results

Bovespa: RSID3
NYSE (ADR): RSR2Y

Net Revenue reaches R$ 90.4 million
PSV totals R$ 233.5 million

São Paulo, August 14, 2006 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the second quarter of 2006 (2Q06). The financial and operating information herein, except where otherwise indicated, is presented in BR GAAP and in Brazilian Reais (R$). All comparisons, except where otherwise indicated, refer to the second quarter of 2005 (2Q05).

Period Highlights:

- Net revenues totaled R$ 90.4 million in the second quarter of 2006, 2.5% up on the same period of the previous year, and R$175.6 million the first half, 2.7% more than in the 1H05.
- Potential sales value (PSV) came to R$ 233.5 million in the quarter from 981 units, of which Rossi's share was 89.9%, and R$ 327.8 million year-to-date, in which Rossi's share was 88.9%.
- Contracted sales remained virtually flat in the quarter at R$ 129.9 million (versus R$ 128.6 million in the 2Q05) and climbed 25% year-on-year in the first half to R$ 261.6 million. Rossi's part recorded growth of 42.2%.
- Adjusted EBITDA amounted to R$ 8.9 million in the 2Q06, 10.0% down on the same period last year, accompanied by an adjusted EBITDA margin of 9.9%, 1 percentage point below the same period in 2005. First-half adjusted EBITDA stood at R$ 19.1 million, with a 10.9% margin.
- Adjusted net income moved up from R$ 2.4 million in the 2Q05 to R$ 21.6 million in the 2Q06, while the net margin widened from 2.8% to 23.9% in the same period. In the first half, adjusted net income reached R$ 28 million, with a net margin of 15.9%.

Investor Relations
Sérgio Rossi Cuppoloni – Officer
Sergiorossi@rossiresidencial.com.br
(55-11) 3759-7222



Operating indicators	2Q06	2Q05	Chg (%)	1H06	1H05	Chg (%)
Launches						
Number of projects launched	11	5	120.0%	16	6	166.7%
Usable area launched (m^2)	107,012	63,345	68.9%	158,241	68,590	130.7%
Number of units launched	981	458	114.2%	1,434	546	162.6%
PSV launched (R$ thousand)[1]	233,464	144,154	62.0%	327,241	149,988	118.2%
Average price per area launched (R$/ $m^{2)}$	2,182	2,276	-4.1%	2,068	2,187	-5.4%
Sales						
Contracted sales (R$ thousand)	129,894	128,613	1.0%	261,585	209,172	25.1%
Usable area sold (m^2)	62,243	55,593	12.0%	131,923	100,064	31.8%
Sold units	665	555	19.8%	1,243	1,048	18.6%

[1] Total potential proceeds should all units of a real estate project launched be sold at a certain price.

Financial indicators (R$ thousand)	2Q06	2Q05	Chg (%)	1H06	1H05	Chg (%)
Net Operating Revenue	90,375	88,175	2.5%	175,584	170,929	2.7%
Gross Income	20,690	26,177	-21.0%	46,233	51,783	-10.7%
Gross Margin	22.9%	29.7%		26.3%	30.3%	
Operating Income	22,186	3,919	466.1%	31,646	12,222	158.9%
Operating Margin	24.5%	4.4%		18.0%	7.2%	
Adjusted EBITDA [1]	8,941	9,932	-10.0%	19,097	20,854	-8.4%
EBITDA Margin (%) [1]	9.9%	11.3%		10.9%	12.2%	
Net Income for the period	15,587	2,435	540.1%	(9,366)	9,254	-201.2%
Adjusted Net Income for the period [1]	21,566	2,435	785.7%	27,975	9,254	202.3%
Net Margin	17.2%	2.8%		-5.3%	5.4%	
Adjusted Net Margin [1]	23.9%	2.8%		15.9%	5.4%	

[1] excluding the effect of the non-recurring items in 2Q06

Unearned Revenues and Result	2Q06	2Q05	Var (%)	1H06	1H05	Var (%)
Unearned revenues	388,364	349,455	11.1%	388,364	349,455	11.1%
Unearned result	140,953	115,386	22.2%	140,953	115,386	22.2%
Unearned result margin - REF	36.3%	33.0%	3.3 p.p.	36.3%	33.0%	3.3 p.p.


ROSSI

Launches and Sales:

Eleven new projects were launched in the quarter, with a PSV of R$ 233.5 million, 62% up on the R$144.2 million recorded in the same period the year before. Of this total R$ 209.9 million corresponded to Rossi's share, 108.3% up year-on-year.

In the first half, PSV totaled R$ 327.8 million from 16 projects, 118.2% more than in the 1H05. Rossi's share came to R$ 291.5 million, 178% more than the R$104.9 million recorded in the 1H05.

Launches in 2Q06	PSV R$ '000	Usable area - m²	Units	% Sold	% - Rossi	PSV - Rossi
São Paulo						
Vivanti - Chác. Sto. Antônio	33,403	12,414	80	26%	100%	33,403
Riservato	43,655	16,702	112	0%	100%	43,655
São Jose dos Campos						
Authentique	36,235	19,722	140	0%	70%	25,364
Campinas						
Ruas da Villa I	3,059	1,914	12	8%	100%	3,059
Ruas da Villa II	3,070	1,914	12	17%	100%	3,070
Ruas da Villa- Eco Residenza	12,739	6,441	40	40%	100%	12,739
Jardins de Itália	18,970	10,979	192	18%	100%	18,970
Porto Alegre						
Fascino	10,796	4,147	10	54%	70%	7,557
Allure	43,592	19,656	204	0%	100%	43,592
Rio de Janeiro						
Garden Up	18,904	8,060	100	78%	50%	9,452
Porto Central	9,041	5,064	79	71%	100%	9,041
Total	**233,464**	**107,012**	**981**	**22%**		**209,903**



Launches per price level – Units	2Q06	2Q05	Chg (%)	1H06	1H05	Chg (%)
Residential Property						
Until R$ 200,000	371	134	176.9%	509	222	129.3%
From R$ 200,100 to R$ 350,000	408	174	134.5%	560	174	221.8%
From R$ 350,100 to R$ 500,000	192			311		
Above R$ 500,100	10	150	-93.3%	10	150	-93.3%
Commercial Property				44		
Total	981	458	114.2%	1,434	546	162.6%

Launches per price level - in R$ thousand	2Q06	2Q05	Chg (%)	1H06	1H05	Chg (%)
Residential Property						
Until R$ 200,000	46,915	9,969	370.6%	55,661	15,803	252.2%
From R$ 200,100 to R$ 350,000	98,695	47,446	106.9%	133,801	47,446	182.0%
From R$ 350,100 to R$ 500,000	77,058			122,702		
Above R$ 500,100	10,796	86,739	-87.6%	10,796	86,739	-87.6%
Commercial Property				4,282		
Total	233,464	144,154	61.6%	327,242	149,988	118.2%

Contracted sales in the 2Q06 totaled R$ 129.9 million, virtually identical to the 2Q05 figure. Of this total, R$ 117.5 million corresponded to Rossi's share, 18.7% more than the R$ 99.0 million in he same three months last year.

In the 1H06, contracted sales went up by 25.1% year-on-year, from R$ 209.2 million to R$ 261.6 million. In the same period, Rossi's portion increased by 42%, from R$ 159.7 million to R$ 227.1 million.

The Company has set up a sales force of 23 realtors, exclusively charged with maintaining project sales liquidity six months after launch.

Launches per price level – Units	2Q06	2Q05	Chg (%)	1H06	1H05	Chg (%)
Residential Property						
Until R$ 200,000	312	186	67.7%	477	387	23.3%
From R$ 200,100 to R$ 350,000	239	244	-2.0%	464	512	-9.4%
From R$ 350,100 to R$ 500,000	63	24	162.5%	180	41	339.0%
Above R$ 500,100	27	92	-70.7%	43	96	-55.2%
Commercial Property	24	9	166.7%	79	12	558.3%
Total	665	555	19.8%	1,243	1,048	18.6%

The Riservato, Authentique and Allure projects were launched in June. Product, price and payment conditions were well-received by clients, reflected in the number of

reserves, part of which - 19%, 17% and 22% respectively - were converted into contracted sales in July.

The table below shows total contracted sales and recognized revenues in the second quarters of 2006 and 2005 per year of project launch:

Launches	2Q06 Contracted Sales	%	2Q06 Revenue booked	%	2Q05 Contracted Sales	%	2Q05 Revenue booked	%
Launches 2006	64,311	50%	8,773	10%	0	0%	0	0%
Launches 2005	34,263	26%	11,393	13%	83,670	66%	8,116	9%
Launches 2004	10,569	8%	37,199	41%	13,326	10%	10,216	12%
Launches 2003	15,082	12%	24,263	27%	18,706	15%	39,004	44%
Launches 2002	5,669	4%	8,747	10%	11,776	9%	30,838	35%
Total	129,894	100%	90,375	100%	127,478	100%	88,175	100%

Launches	1H06 Contracted Sales	%	1H06 Revenue booked	%	1H05 Contracted Sales	%	1H05 Revenue booked	%
Launches 2006	119,275	46%	14,421	8%	0	0%	0	0%
Launches 2005	76,544	29%	19,848	11%	83,936	40%	9,097	5%
Launches 2004	24,529	9%	71,215	41%	64,302	31%	22,655	13%
Launches 2003	33,410	13%	60,933	35%	35,981	17%	71,896	42%
Launches 2002	7,827	3%	9,168	5%	23,818	11%	67,281	39%
Total	261,585	100%	175,584	100%	208,037	100%	170,929	100%

Revenue booked in the period does not reflect the volume of business generated by the Company in terms of launch and sales growth. Revenue is only booked as the volume of works under construction becomes compatible with the current volume of launches and sales.

Joint Venture:

Curitiba - PR

The company announced a joint venture with Grupo THÁ (Curitiba - PR), to operate exclusively in the states of Paraná and Santa Catarina, through which 6 new projects, totaling R$ 200.0 million, will be launched within the next 12 months. The agreement grants Rossi first refusal in Grupo THÁ's future business udertakings.

Belo Horizonte - MG

More recently, we formed a similar joint venture with Alicerce Empreendimentos, to operate exclusively in Belo Horizonte (MG). The agreement envisages four projects, with a joint PSV of R$ 100 million.



Developments under construction:

At the close of June, the Company had 42 construction sites, totaling 52 projects, comprising 6,037 units and 854,865 m² under construction. Between 1992, when we expanded our operations to different geographical regions, and June 30, 2006, we launched 29,559 units, with a total constructed area of 2,975,089 m², of which 23,522 units, corresponding to 2,120,224 m², have already been delivered.

Landbank

The Company ended the 2Q06 with a landbank of 52 sites for the launch of future projects, with a PSV of R$ 3.5 billion from 14,444 units and 2,676,569 m² of buildable area. Rossi's share is 74%, or R$ 2.6 billion.

In the 2Q06, we acquired the following sites:

Sites	City	Buildable area - m²	Estimated PSV - R$ thousand	Rossi's share %	% of exchange
Platô	S.J. dos Campos	185,047	215,087	100%	0%
Assis Chateaubriand	Guarulhos	42,210	58,471	100%	75%
Astúrias	Guarujá	31,571	56,257	50%	0%
José Leite Oiticica	São Paulo	25,579	51,500	100%	0%
Luis Góes	São Paulo	17,062	38,521	100%	0%
Monte Serrat	São Paulo	68,275	141,887	70%	0%
Projac	Rio de Janeiro	98,770	174,738	50%	0%
Américas	Rio de Janeiro	28,178	70,846	43%	0%
Parque Prado - Loteamento	Campinas	62,776	10,202	50%	100%
Shopping Galeria	Campinas	75,627	122,310	70%	28%
Jasmim	Campinas	10,016	17,253	70%	47%
Fazenda Sta. Genebra	Campinas	125,587	197,339	100%	95%
Parque Prado	Campinas	159,850	238,329	50%	100%
Total		**930,548**	**1,392,740**		**44%**



Financial Performance:

Given the current prospects of sector growth and fiercer competition for the best sites, we believe the real-estate market will be dominated by new concepts and products, rendering some of the products launched two or three years ago less attractive.

Despite their low prices, these products are still accepted by the market. However, since there are no prospects of a price recovery and, chiefly, because we believe it will become increasingly difficult to sell them as competition heats up, we have decided to anticipate a natural and inevitable market trend and grant substantial discounts on the sale price, in order to reduce our inventories of such products.

The Company's second-quarter performance was negatively impacted by this, and since we are dealing with a non-recurring event, we have excluded these effects from our results and have duly adjusted net income and EBITDA.

Gross Operating Revenue. Gross operating revenue moved up 1.9% in the quarter, from R$ 91.6 million, in the 2Q05, to R$ 93.3 million. In the first half, growth was 2.2%, from R$177.2 million, in the 1H05, to R$ 181.1 million. This was primarily due to projects under construction, allowing more revenue to be recognized.

Sales Taxes. Sales taxes fell 13.7% year-on-year in the first quarter, from R$ 3.4 million to R$ 3.0 million and by 12.7% year-on-year in the first half, from R$ 6.3 million to R$5.5 million. This decline was due to the volume of client receivables or bank onlendings (cash criterion), which form the basis for the calculation of sales taxes.

Net Operating Revenue. Net operating revenue recorded 2.5% year-on-year growth in the 2Q06, from R$ 88.2 million to R$ 90.4 million, and 2.7% in the '1H06, from R$ 170.9 million to R$ 175.6 million, in line with the upturn in gross operating revenue.

Cost of Property and Services Sold. The cost of property and services sold increased by 12.4% in the second quarter, from R$ 62.0 million, in the 2Q05, to R$ 69.7 million. The first-half figure climbed by 8.6%, from R$ 119.1 million, in the 1H05, to R$ 129.4 million. The upturn was caused by the greater number of works under construction.

Gross Income. Second-quarter gross income dropped 21.0% year-on-year from R$ 26.2 million to R$ 20.7 million. In year-to-date terms, it fell 10.7% from R$ 51.8 million, in the 1H05, to R$ 46.2 million. The first-half gross margin narrowed from 30.3% to 26.3%, partially due to discounts on certain (mostly ready) residential units, in order to reduce the inventories of such projects and their carrying costs.

Administrative Expenses. Administrative expenses totaled R$ 9.1 million in the second quarter, 14.1% up on the R$ 7.9 million recorded in the same three months



the year before. In the first half, they amounted to R$16.9 million, or 9.6% of net operating revenue, 10.5% more than the R$15.3 million, or 8.9% of net operating revenue, reported in the 1H05. The increase was due to investments allocated to the Company's geographical expansion, primarily comprising expenses from personnel hired to look for sites and their corresponding relocation expenses.

Selling Expenses. Quarterly selling expenses increased by 20.0%, from R$ 9.6 million in the 2Q05 to R$ 11.5 million in the 2Q06 and by 2 p.p. in terms of percentage of net operating revenue, due to the discount-driven reduction in the gross margin. In the 1H06, these expenses went up by 13.7%, from R$ 18.7 million, in the 1H05, to R$ 21.3 million and from 11.0% of net operating revenue to 12.1%.

EBITDA. Adjusted EBITDA totaled R$ 8.9 million in the 2Q06, 10.0% down year-on-year, accompanied by an adjusted EBITDA margin of 9.9%, down by 1 p.p. In the first half, there was an 8.4% year-on-year decline, from R$ 20.8 million (margin of 12.2%) to R$ 19.1 million (margin of 10.9%), pulled down by the reduction in gross income from the discounts on existing inventories.

Depreciation and Amortization. Depreciation and amortization dropped by 45.7% year-on-year in the 2Q06, from R$ 0.4 million R$ 0.2 million, and by 46.6% in the 1H06, from R$ 0.8 million to R$ 0.4 million in 1H06, thanks to the full amortization of the first stage of the SAP implementation project.

Financial Result, Net. In the second quarter, the financial result improved by a massive 439.6%, from expenses of R$ 6.1 million in the 2Q05, to revenue of R$ 20.6 million. In the first half, the financial result was revenue of R$ 20.6 million, versus expenses of R$ 8.4 million in the 1H05. The improvement was mainly due to the settlement of several working capital loans and to revenue from short-term investments of the proceeds from the IPO.

Revenue from Clients' Financing. Revenues from clients' financing remained flat between the 2Q05 and 2Q06 and fell 10.2% in the 1H06, from R$3.6 million, in the first six months of 2005, to R$ 3.3 million. This decline was due to the Company's ongoing strategy of transferring its receivables portfolio to banks and/or securitization companies on delivery of the keys

Other Revenue (Expenses). Other revenue (expenses) in the 2Q06 included R$1.3 million in remaining expenses from the IPO, which totaled R$ 48.8 million year-to-date.

Income and Social Contribution Tax. Provisions for income and social contribution tax rose from R$ 1.0 million in the 2Q05 to R$ 4.7 million in the 2Q06, and from expenses of R$ 2.4 million in the 1H05 to revenue of R$ 7.8 million in the 1H06. This

revenue was due to the booking of R$ 8.8 million in deferred taxes, net of current income and social contribution tax of R$ 1.0 million.

Net Income (Loss). Adjusted net income totaled R$ 21.6 million in the 2Q06, versus R$ 2.4 million in the 2Q05 to. In the 1H06, adjusted net income stood at R$ 28.0 million, versus R$ 9.3 million in the same period the year before, accompanied by in increase in the (adjusted net margin) from 5.4% to 15.9%.



Indebtedness:

The Company ended 2Q06 with a total indebtedness of R$ 101.0 million, 5.2% higher than 1Q06 Of this total, R$ 98.4 million refers to real estate credit operations - construction financing -, which recorded a 5.7% growth in comparison to 1Q06, due to the higher number of projects under construction.

Regarding working capital loans, the Company recorded a 12.1% drop, from R$ 2.9 million in 1Q06 to R$ 2.6 million in 2Q06.

Indebtedness	2Q06	1Q06	Chg (%)
Indebtedness – Short Term			
Construction financing	74,442	67,974	9.5%
Loans – Working capital	2,078	1,882	10.4%
Indebtedness – Long Term			
Construction financing	24,000	25,159	-4.6%
Loans – Working capital	506	1,059	-52.2%
Total Indebtedness	101,026	96,074	5.2%
Cash Position			
Cash and cash equivalents	12,504	13,653	-8.4%
Investments – short term	541,520	574,626	-5.8%
Investments – long term	1,817	1,816	0.1%
Total cash position	555,841	590,095	-5.8%
Net Indebtedness	-454,815	-494,021	-7.9%



Conference calls and webcast:

The Company will host conference calls to discuss its second quarter 2006 results:

Presentation in Portuguese	Presentation in English
Tuesday, August 15, 2006	Tuesday, August 15, 2006
9:0 am (EST) /10:00 am (Brasília time)	11:00 am (EST) / 12:00 am (Brasília time)
Access phone: 11 4688-6301	Access phone: 1 973 935-8510
ID Code: Rossi Residencial	ID Code: 7714966

Live transmission through the Internet: www.rossiresidencial.com.br/ri

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre and Campinas, the company is present in 15 of the main Brazilian cities, which have high housing deficit, population above the national average purchasing power and great economic and demographic growth potential. The Company operates since 1980, in an integrated manner, in several segments of the real estate market, with flexibility to keep up with market changes and to adjust its product portfolio. The Company focuses its business on the residential real estate segment, aimed at the middle income and lower middle income, which has high growing potential. Rossi is part of the Bovespa's Novo Mercado and is traded under the ticker RSID3. For further information access www.rossiresidencial.com.br/RI.



Income Statement (R$ thousand)	2Q06	2Q05	Chg (%)	1H06	1H05	Chg (%)
Gross Operating Revenue						
Property Sales and Services	93,335	91,608	1.9%	181,080	177,223	2.2%
(-) Sales taxes	(2,961)	(3,433)	-13.7%	(5,496)	(6,294)	-12.7%
Net Revenue	90,374	88,175	2.5%	175,584	170,929	2.7%
Cost of property and services	(69,684)	(61,998)	12.4%	(129,351)	(119,146)	8.6%
Gross Income	20,690	26,177	-21.0%	46,233	51,783	-10.7%
Gross margin	22.9%	29.7%		26.3%	30.3%	
Operating (Expenses) Revenues						
Administrative	(9,058)	(7,940)	14.1%	(16,871)	(15,266)	10.5%
Selling	(11,503)	(9,583)	20.0%	(21,327)	(18,754)	13.7%
Depreciation and Amortization	(210)	(388)	-45.7%	(413)	(774)	-46.6%
Financial Revenues (Expenses), net	20,587	(6,062)	-439.6%	20,742	(8,424)	-346.2%
Client Financing Revenues	1,680	1,712	-1.9%	3,269	3,638	-10.2%
Other Operating Revenue	-	3	0%	13	19	-31,6%
Total	**1,496**	**(22,258)**	**-106.7%**	**(14,587)**	**(39,561)**	**-63.1%**
Operating Income (Loss)	**22,186**	**3,919**	**466.1%**	**31,646**	**12,222**	**158.9%**
Other Revenues (Expenses)	(1,540)	(436)	253.3%	(48,410)	(566)	8453.0%
Income Tax and Social Contribution	(4,672)	(1,048)	345.8%	7,785	(2,402)	-424.1%
Employee Profit Sharing Program	(387)	0	0.0%	(387)	0	0.0%
Net Income (Loss) in the period	**15,587**	**2,435**	**540.1%**	**(9,366)**	**9,254**	**-201.2%**
Net Margin	17.2%	2.8%		-5.3%	5.4%	
Non-recurring items						
Expenses with the public offering	1,294			48,812		
Discount in the sale of inventories	7,765			7,765		
Income tax and social contribution impacto on discounts	(3,080)			(19,236)		
Adjusted Net Income	**21,566**	**2,435**	**785.7%**	**27,975**	**9,254**	**202.3%**
Adjusted Net Margin	**23.9%**	**2.8%**		**15.9%**	**5.4%**	

E.B.I.T.D.A.						
Net Income (Loss) in the period	15,587	2,435		(9,366)	9,254	
(+/-) Net Financial Revenues (Expenses)	(20,587)	6,062		(20,742)	8,424	
(+/-) Income Tax and Social Contribution	4,672	1,048		(7,785)	2,402	
(+) Depreciation and amortization	210	388		413	774	
E.B.I.T.D.A.	**(118)**	**9,932**	**-101.2%**	**(37,480)**	**20,854**	**-279.7%**
E.B.I.T.D.A. Margin	**-0.1%**	**11.3%**		**-21.3%**	**12.2%**	
Adjusted E.B.I.T.D.A.	**8,941**	**9,932**	**-10.0%**	**19,097**	**20,854**	**-8.4%**
Adjusted E.B.I.T.D.A. Margin	**9.9%**	**11.3%**		**10.9%**	**12.2%**	


ROSSI

ASSETS	2Q06	% of Total	1Q06	% of Total
CURRENT ASSETS				
Cash and cash position	12,504	0.9%	13,653	1.0%
Short term investments	541,520	37.0%	574,626	42.3%
Accounts receivable from clients	128,628	8.8%	133,914	9.8%
Property inventories to be sold	391,084	26.7%	302,473	22.2%
Prepaid expenses	30,159	2.1%	23,711	1.7%
Other receivables	72,422	5.0%	53,736	4.0%
Total Current Assets	**1,176,316**	**80.4%**	**1,102,113**	**81.1%**
LONG TERM ASSETS				
Accounts receivable from clients	197,646	13.5%	172,495	12.7%
Long term investments	1,817	0.1%	1,816	0.1%
Judicial deposits	29,008	2.0%	28,841	2.1%
Deferred income tax and social contribution	47,195	3.2%	47,349	3.5%
Total Long Term Assets	**275,666**	**18.8%**	**250,501**	**18.4%**
PERMANENT ASSETS				
Investments	6,926	0.5%	3,401	0.3%
Fixed Assets	1,695	0.1%	1,695	0.1%
Deferred	2,257	0.2%	2,009	0.1%
Total Permanent Assets	**10,878**	**0.7%**	**7,105**	**0.5%**
TOTAL ASSETS	**1,462,860**	**100.0%**	**1,359,719**	**100.0%**



LIABILITIES	2Q06	% of Total	1Q06	% of Total
CURRENT LIABILITIES				
Financing	76,520	5.2%	69,856	5.1%
Accounts payable to sites acquisition	95,066	6.5%	40,440	3.0%
Suppliers	12,491	0.9%	12,645	0.9%
Salaries and payroll charges	4,218	0.3%	3,317	0.2%
Payable taxes and contributions	7,276	0.5%	7,304	0.5%
Advance to clients	21,418	1.5%	18,310	1.3%
Payable dividends	0	0.0%	4,797	0.4%
Other payables	45,683	3.1%	25,119	1.8%
Total Current Liabilities	**262,672**	**18.0%**	**181,788**	**13.4%**
LONG TERM LIABILITIES				
Financing	24,506	1.7%	26,218	1.9%
Accounts payable to sites acquisition	79,556	5.4%	75,211	5.5%
Payable taxes and contributions	26,976	1.8%	26,993	2.0%
Deferred income tax and social contribution	23,368	1.6%	19,314	1.4%
Total Long Term Liabilities	**154,406**	**10.6%**	**147,736**	**10.9%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	30.4%	445,117	32.7%
Capital Reserve	548,115	37.5%	548,115	40.3%
Legal Reserve	5,902	0.4%	5,902	0.4%
Retained Earnings Reserve	56,014	3.8%	56,014	4.1%
Income (Loss) in the period	(9,366)	-0.6%	(24,953)	-1.8%
Total Shareholders' Equity	**1,045,782**	**71.5%**	**1,030,195**	**75.8%**
TOTAL LIABILITIES	**1,462,860**	**100.0%**	**1,359,719**	**100.0%**


ROSSI

Net Revenues reached R$ 85.2 million
TLV totals R$ 94.3 million
Contracted Sales Increased 63%

São Paulo, May 11, 2006 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the first quarter 2006 (1Q06). The financial and operational information herein, except where otherwise indicated, is presented in BR GAAP and in Brazilian Reais (R$). All comparisons, except where otherwise indicated, refer to the first quarter 2005 (1Q05).

Highlights of the Period:

- Net revenues reached R$ 85.2 million in the first quarter 2006, a 3% increase when compared to the same period of the previous year.
- Total Launched Volume (TLV) totaled R$ 94.3 million in 1Q06 with the release of 453 units, where Rossi had a 86.5% share in the projects.
- Contracted sales grew by 63%, from R$ 80.6 million in 1Q05 to R$ 131.7 million in 1Q06.
- EBITDA amounted to R$ 10.2 million, down 7% on the same period of 2005. EBITDA margin reached 12% in the first quarter 2006, a 1 b.p. drop over the same period of 2005.
- Net income dropped from a R$ 6.8 million in 1Q05 to a R$ 25.0 million loss in 1Q06, as a result of non-recurring expenses due to the issue of shares in the period. Excluding these expenses, the Company would have reached a R$ 22.6 million net income, or a 230.9% growth over the same period of the previous year.

Investor Relations
Sérgio Rossi Cuppoloni – Officer
Sergiorossi@rossiresidencial.com.br
(55-11) 3759-7222




ROSSI

Operational Indicators	1Q05	1Q06	Chg (%)
Launches			
Number of projects launched	1	5	400.0%
Usable Area Launched (m²)	5,245	51,229	962.7%
Number of Units Launched	88	453	414.8%
TLV[1] Launched (R$ thousand)	5,834	94,303	1,516.4%
Average Price per Area Launched (R$/m²)	1,112	1,841	52.16%
Sales			
Contracted Sales Value (R$ thousand)	80,559	131,691	63.5%
Usable Area Sold (m²)	44,471	69,680	56.7%
Sold Units	493	578	17.2%

[1] Total potential proceeds should all the units of a real estate project launched be sold at a certain price.

Financial Indicators (R$ thousand)	1Q05	1Q06	Chg (%)
Net Operating Revenue	82,754	85,209	3.0%
Gross Income	25,606	25,542	-0.2%
Gross Margin	30.9%	30.0%	0.9
Operating Income (Loss)	8,286	9,447	14.0%
Operating Margin	10.0%	11.1%	1.1
EBTIDA[1]	10,921	10,155	-7.0%
EBTIDA Margin (%)	13.2%	11.9%	-1.3
Net Income for the Period	6,819	(24,953)	-465.9%
Adjusted Net Income for the Period [1]	6,819	22.565	230.9%
Net Margin	8.2%	-29.3%	-37.5
Adjusted Net Margin [1]	8.2%	26.5%	18.3

[1] Excluding the effect of the non-recurring expenses related to the issue of shares in the amount of R$ 47.5 million.



Launches and Sales:

In the quarter, 5 new projects were launched and total launched volume stood at R$ 94.3 million, of which R$ 81.6 million corresponded to Rossi's share and the remainder to the partners' share.

In line with the strategy of expanding its geographical presence, the Company launched its first project in Osasco, a municipality located in the Metropolitan Region of São Paulo, having sold 24% of the units, an evidence of the acceptance of Rossi's products by real estate purchasers.

It is important to mention that, due to the summer vacations and some long holidays (Carnival and, occasionally, Easter), which negatively affect our sales performance, the bulk of launches are concentrated in the second half of the year. Historically, the TLV launched in the first quarter represents between 10% to 15% of the annual TLV.

Launches	TLV R$ '000	Usable area – m²	Units	% Sold	% Rossi	TLV Rossi
Metropolitan Region of São Paulo						
Gran Vita Parque Club	35,632	15,674	152	24%	100%	35,632
Porto Alegre						
Terra Mater Club House	45,644	25,556	119	83%	75%	34,233
Campinas and Sumaré						
Praça Capital - Fase II	4,282	1,811	44	75%	70%	2,997
Condomínio das Violetas	3,708	3,445	58	28%	100%	3,708
Condomínio das Camomilas	5,038	4,743	80	8%	100%	5,038
Total	**94,303**	**51,229**	**453**	**54%**	**87%**	**81,608**



Launches	Units			TLV Launched (R$ thousand)		
	1Q05	1Q06	Chg. (%)	1Q05	1Q06	Chg. (%)
Residential Property						
Up to R$200,000	88	138	56,8	5.834,1	8.745,9	49
From R$200,100 to R$350,000		152			35.631,5	
From R$350,000 to R$500,000		119			45.644,0	
Above R$500,100						
Commercial Property		44			4.281,9	
Total	88	453	414.8	5,834.1	94,303.4	1,516

Contracted sales in 1Q06 totaled R$ 131.7 million, 63% up on 1Q05. Of this total, R$ 109.6 million corresponds to Rossi's share and represents an 81% growth versus contracted sales in 1Q05 (R$ 60.6 million Rossi's share).

One of the first quarter highlights was the success of the Terra Mater Club House project sales, in the city of Porto Alegre. It is a private condominium, with 119 houses with 3 and 4 bedrooms, located at a 35,000 m² site.

Contracted Sales	Units			Contracted Sales (R$ thousand)		
	1Q05	1Q06	Chg. (%)	1Q05	1Q06	Chg. (%)
Residential Property						
Until R$200,000	201	165	-17.9%	18,763	17,059	-9.1%
From R$200,100 to R$350,000	268	225	-16.0%	51,364	50,378	-1.9%
From R$350,000 to R$500,000	17	117	588.2%	6,496	47,901	637.4%
Above R$500,100	4	16	300.0%	3,553	11,008	209.8%
Commercial Property	3	55	1,733.3%	384	5,346	1,292.3%
Total	493	578	17.2%	80,559	131,691	63.5%


ROSSI

The chart below present total contracted sales and recognized revenues in the first quarters 2005 and 2006, per year of projects launch:

	1Q05			
Launches	Contracted Sales	% of Total Contracted Sales	Revenues	% of Total Revenues
Launches 2006	-	0%	-	0%
Launches 2005	266	0%	981	1%
Launches 2004	50,976	63%	12,439	15%
Launches 2003	17,274	21%	32,892	40%
Launches 2002	12,042	15%	36,443	44%
Total	**80,559**	**100%**	**82,754**	**100%**

	1Q06			
Launches	Contracted Sales	% of Total Contracted Sales	Revenues	% of Total Revenues
Launches 2006	54,964	42%	5,647	7%
Launches 2005	42,280	32%	8,456	10%
Launches 2004	13,960	11%	34,016	40%
Launches 2003	18,328	14%	36,670	43%
Launches 2002	2,159	2%	421	0%
Total	**131,691**	**100%**	**85,209**	**100%**

Developments under construction:

On March 31, 2006, the Company had 39 construction sites, totaling 48 projects, which represents a total of 5,846 units, equivalent to 818,066 m² under construction. From 1992, when we expanded our operations to different Brazilian regions, to March 31, 2006, we launched 28,544 units, totaling a constructed area of 2,825,235 m², of which 22,698 units, corresponding to 2,007,169 m², have already been delivered.


ROSSI

Landbank:

The Company ended the quarter with a land bank of 44 sites for the launch of future projects, with potential to generate a total of 8,545 units, which corresponds to 1,732,206 m² in total buildable area.

Financial Performance:

Gross Operating Revenue. Gross operating revenue recorded a 2.5% growth in the quarter, from R$ 85.6 million in 1Q05 to R$ 87.7 million in 1Q06. Such growth is primarily due to the projects under development, enabling an increase in the amount of revenues to be recognized.

Sales Taxes. Sales taxes dropped 11.4%, from R$ 2.9 million in 1Q05 to R$ 2.5 million in 1Q06. Such drop is a result of the volume of revenues from clients or banking onlendings (cash criteria), which is the base for the calculation of sales taxes.

Net Operating Revenue. Net operating revenue recorded a 3.0% growth, from R$ 82.8 million in 1Q05 to R$ 85.2 million in 1Q06, in line with the increase in gross operating revenue.

Cost of Property and Services Sold. Cost of property and services sold recorded a 4.4% increase, from R$ 57.1 million in 1Q05 to R$ 59.7 million in 1Q06. This jump was due to a higher number of uncompleted developments in the period.

Gross Income. Gross income dropped by 0.2%, from R$ 25.6 million in 1Q05 to R$ 25.5 million in 1Q06, due to the factors mentioned above. Gross margin dropped from 31% in 1Q05 to 30% of net operating revenue in 1Q06. This slide was due to the mix of uncompleted projects, which reflects the appropriation of results from projects launched in the past, whose site purchase conditions are different from those preceding the Company's funding through the public offering of shares.

Administrative Expenses. Administrative expenses recorded a 6.7% growth on a nominal basis, from R$ 7.3 million in 1Q05 to R$ 7.8 million in 1Q06. As a percentage of the net operating revenue, administrative expenses remained stable, at 9% in 1Q05 and in 1Q06. This increase is a result of the investments allocated to the Company's geographical expansion, and primarily refers to expenses from the workforce hired to prospect for sites and expenses related to the transportation of these professionals.

Selling Expenses. Selling expenses recorded a 7.1% increase, from R$ 9.2 million in 1Q05 to R$ 9.8 million in 1Q06. This growth is due to a higher production volume from developments, as selling expenses are appropriated proportionally to the financial evolution of the development. As a percentage of net operating revenue, selling



expenses remained stable, at 11% in 1Q05 and 1Q06. Backlog selling expenses in 1Q06 totaled R$ 10.8 million, representing 8% of the total contracted sales in the period, while in 1Q05 backlog selling expenses reached R$ 10.2 million, corresponding to 13% of the total contracted sales.

EBITDA. EBITDA totaled R$ 10.2 million, down by 7% compared to the same quarter of 2005. EBITDA margin reached 12% in 1Q06, a 1 b.p. drop over the margin recorded in 1Q05.

Depreciation and Amortization. Depreciation and amortization recorded a 47.5% fall, from R$ 0.4 million in 1Q05 to R$ 0.2 million in 1Q06, mainly as a result of the full amortization of the first stage of the SAP implementation project.

Financial Revenues (Expenses), net. Net financial expenses dropped 106.6%, from a R$ 2.4 million expense in 1Q05 to a R$ 0.2 million revenue in 1Q06. This reduction was mainly due to the settlement of several working capital loans and to revenues from short term investments of the proceeds from the Public Offering of Shares.

Revenue from Clients' Financing. Revenues from clients' financing dropped 17.5%, from R$ 1.9 million in 1Q05 to R$ 1.6 million in 1Q06, as a result of the maintenance of the Company's strategy of transferring its receivables portfolio to banks and/or securitization companies when the keys are delivered.

Other Revenues (Expenses). These revenues (expenses) in 1Q06 reflect the expenses from the issue of shares at R$ 47.5 million.

Income Tax and Social Contribution. Income tax and social contribution rose from a R$ 1.4 million expense in 1Q05 to a R$ 12.5 million revenue in 1Q06. This revenue is due to the booking of deferred taxes in the amount of R$ 14.3 million, net of current income tax and social contribution at R$ 1.8 million.

Net Income (Loss). Net Income (Loss) went from a R$ 6.8 million income to a R$ 25.0 million loss in 1Q06, due to non-recurring expenses regarding the issue of shares in the quarter. Excluding these expenses, the Company would have reached a R$ 22.6 million net income, or a 230.9% growth over the same period of the previous year.



Indebtedness:

The Company ended 1Q06 with a total indebtedness of R$ 96.0 million, 10.0% below the same period of 2005. Of this total, R$ 93.1 million refers to real estate credit operations – construction financing -, which recorded a 40.8% growth in comparison to 1Q05, due to the higher number of projects under construction.

Regarding working capital loans, the Company recorded a 92.8% drop, from R$ 40.5 million in 1Q05 to R$ 2.9 million in 1Q06.

Indebtedness	1Q05	1Q06	Chg (%)
Indebtedness – Short Term:			
Construction financing	43,229	67,974	57.2%
Loans – Working capital	30,381	1,882	-93.8%
Indebtedness – Long Term:			
Construction financing	22,932	25,159	9.7%
Loans – Working capital	10,148	1,059	-89.6%
Total Indebtedness	**106,690**	**96,074**	**-10.0%**
Cash and Cash Position:			
Cash and banks	3,696	13,653	269.4%
Short Term Investments	10,628	574,626	5,306.7%
Long Term Investments	4,111	1,816	-55.8%
Total Cash Position	**18,435**	**590,095**	**3,100.9%**
Net Debt	**88,255**	**-494,021**	


ROSSI

Capital Markets:

The Company's shares recorded a 4.8% appreciation between January 27 and March 31, as shown in the chart below.


Ibovespa 0,34%
RSID3 4,86%
RSID3 X IBOVESPA
Oferta Pública de Distribuição Primária e Secundária de Ações ON
R$/ ação
R$ milhões

On January 26, 2006, the Company's shares were grouped at a 8:1 ratio, and the Company adhered to the Bovespa - Novo Mercado's Differentiated Corporate Governance Practices.



Conference calls and webcast:

The Company will host conference calls to discuss its first quarter 2006 results:

Presentation in Portuguese	**Presentation in English**
Friday, May 12, 2006	Friday, May 12, 2006
9:0 am (EST) /10:00 am (Brasília time)	11:00 am (EST) / 10:00 am (Brasília time)
Access phone: 5511 2101-1490	Access phone: 1 973 935-8510
ID Code: Rossi	ID Code: 7321004

Live transmission through the Internet: www.rossiresidencial.com.br/ri

In order to speed up your access to the Conference Call in Portuguese, we suggest you register in advance and receive an access code through the numbers

+55 11 2103 1686 / 1687 / 1790.

On the Conference date, you can access **+55 11 2101 1490** and dial your code. The code is individual and non transferable and insures your direct access to the Conference Call in Portuguese

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre and Campinas, the company is present in 15 of the main Brazilian cities, which have high housing deficit, population above the national average purchasing power and great economic and demographic growth potential. The Company operates since 1980, in an integrated manner, in several segments of the real estate market, with flexibility to keep up with market changes and to adjust its product portfolio. The Company focuses its business on the residential real estate segment, aimed at the middle income and lower middle income, which has high growing potential. Rossi is part of the Bovespa's Novo Mercado and is traded under the ticker RSID3. For further information access www.rossiresidencial.com.br/ri.


ROSSI

Income Statement (R$ thousand)	1Q05	1Q06	Chg (%)
Gross Operating Revenue			
Property Sales and Services	85,615	87,744	2.5%
(-) Sales taxes	(2,861)	(2,535)	-11.4%
Net Revenue	82,754	85,209	3.0%
Cost of Property and Services	(57,148)	(59,667)	4.4%
Gross Income	25,606	25,542	-0.2%
Gross Margin	30.9%	30.0%	-0.9
Operating (Expenses) Revenues			
Administrative	(7,326)	(7,813)	6.7%
Selling	(9,171)	(9,824)	7.1%
Depreciation and Amortization	(386)	(203)	-47.5%
Financial Revenues (Expenses), net	(2,362)	155	-106.6%
Client Financing Revenues	1,926	1,589	-17.5%
Employee Profit Sharing Program	0	0	0.0%
Total	**(17,320)**	**(16,095)**	**-7.07%**
Operating Income (Loss)	**8,286**	**9,447**	**14.0%**
Other Revenues (Expenses)	(113)	(46,857)	100.0%
Income Tax and Social Contribution	(1,354)	12,457	-100.0%
Net Income (Loss) in the period	**6,819**	**(24,953)**	**-465.9%**
Net Margin	8.2%	-29.3%	-37.5

E.B.I.T.D.A.			
Net Income (Loss) in the period	6,819	(24,953)	-465.9%
(+/-) Net Financial Revenue (Expenses)	2,362	(155)	-106.6%
(+/-) Income Tax and Social Contribution	1,354	(12,457)	-100.0%
(+) Depreciation and Amortization	386	203	-47.5%
E.B.I.T.D.A.	**10,921**	**(37,362)**	**-342.1%**
E.B.I.T.D.A. Margin	**13.2%**	**-43.8%**	**-57.0%**
Adjusted E.B.I.T.D.A.	**10,921**	**10,155**	**-7.0%**
Adjusted E.B.I.T.D.A. Margin	**13.2%**	**11.9%**	**-1.3%**



ASSETS	1Q05	% of Total	1Q06	% of Total
CURRENT ASSETS				
Cash and cash equivalents	3,696	0.7	13,653	1.0
Short term investments	10,628	1.9	574,626	42.3
Clients	140,313	24.8	157,280	11.6
Unearned income	(26,834)	(4.7)	(23,366)	(1.7)
Inventories	180,333	31.9	302,473	22.2
Dividends receivable	-	0.0	10	0.0
Advance to suppliers	9,461	1.7	10,412	0.8
Other receivables	38,331	6.8	67,025	4.9
Total Current Assets	**355,928**	**63.0**	**1,102,113**	**81.1**
LONG TERM ASSETS				
Clients	181,150	32.1	196,969	14.5
Unearned income	(30,955)	(5.5)	(24,474)	(1.8)
Long term investments	4,111	0.7	1,816	0.1
Judicial deposits	26,066	4.6	28,841	2.1
Deferred income tax and social contribution	21,250	3.8	47,349	3.5
Related Parties	464	0.1	-	0.0
Other long term assets	2,146	0.4	-	0.0
Total Long Term Assets	**204,232**	**36.1**	**250,501**	**18.4**
PERMANENT ASSETS				
Investments	1,377	0.2	3,401	0.3
Fixed Assets	1,610	0.3	1,695	0.1
Deferred	1,977	0.3	2,009	0.1
Total Permanent Assets	**4,964**	**0.9**	**7,105**	**0.5**
TOTAL ASSETS	**565,124**	**100.0**	**1,359,719**	**100.0**

CURRENT LIABILITIES	1Q05	% of Total	1Q06	% of Total
CURRENT LIABILITIES				
Financing	73,609	13.0	69,856	5.1
Suppliers	9,802	1.7	12,645	0.9
Salaries and payroll charges	3,548	0.6	3,317	0.2
Payable Taxes and Contributions	29,355	5.2	7,304	0.5
Payable Sites	18,047	3.2	40,440	3.0
Payable Dividends	7,713	1.4	4,797	0.4
Advance to clients	-	-	18,310	1.3
Other Payables	25,618	-	25,119	1.8
Total Current Liabilities	**167,692**	**29.7**	**181,788**	**13.4**
LONG TERM LIABILITIES				
Financing	33,080	5.9	26,218	1.9
Payable Sites	35,833	6.3	75,211	5.5
Payable Taxes and Contributions	798	0.1	26,993	2.0
Deferred income tax and social contribution	9,634	1.7	19,314	1.4
Related Parties	34,002	6.0	-	0.0
Total Long Term Liabilities	**113,347**	**20.1**	**147,736**	**10.9**
SHAREHOLDERS' EQUITY				
Capital Stock	230,732	40.8	445,117	32.7
Capital Reserve	0	0.0	548,115	40.3
Earnings Reserve	4,893	0.9	5,902	0.4
Profit Retention Reserve	41,641	7.4	56,014	4.1
Results of the Period	6,819	1.2	(24,953)	(1.8)
Total Shareholders' Equity	**284,085**	**50.3**	**1,030,195**	**75.8**
TOTAL LIABILITIES	**565,124**	**100.0**	**1,359,719**	**100.0**

ROSSI RESIDENCIAL S. A.
CONSOLIDATED BALANCE SHEETS
Amounts expressed in Reais

ASSETS	At September 30TH, 2.005	At June 30TH, 2.005
Current Assets		
Cash and Banks	8.190.935	5.422.270
Marketable Securities	6.291.267	11.999.215
Accounts Receivable	294.855.241	268.343.491
Inventory - real estate and construction	203.365.672	202.204.492
Other Current Assets	43.748.252	34.551.213
Total Current Assets	**556.451.367**	**522.520.681**
Long-Term Assets		
Accounts Receivable	360.483.971	412.526.844
Marketable Securities - CRI's	2.541.486	3.690.620
Judicial Deposits	28.261.838	28.758.232
Deferred Taxes	29.180.637	25.276.281
Other Accounts Receivable	417.064	1.069.086
Total Long-Term Assets	**420.884.996**	**471.321.063**
Permanent Assets		
Investments	701.741	936.166
Fixed Assets	1.490.147	1.515.147
Deferred Assets	1.761.876	1.947.853
Total Permanent Assets	**3.953.764**	**4.399.166**
TOTAL ASSETS	**981.290.127**	**998.240.910**

ROSSI RESIDENCIAL S. A.
CONSOLIDATED BALANCE SHEETS
Amounts expressed in Reais

LIABILITIES	At September 30TH, 2.005	At June 30TH, 2.005
Current Liabilities		
Financings	104.281.891	87.880.936
Accounts Payable for land acquisition	22.525.419	23.751.657
Accounts payable - Suppliers	8.695.265	12.191.938
Accrued salaries	4.621.260	4.537.235
Taxes Payable	30.516.740	30.482.542
Construction Cost to be incurred	190.496.310	189.559.894
Dividends Payable	5.040.920	6.236.520
Other accounts payable	8.194.785	8.692.834
Total Current Liabilities	**374.372.590**	**363.333.556**
Long-Term Liabilities		
Financings	30.256.425	29.038.092
Accounts Payable for land acquisition	45.719.547	44.433.195
Construction Cost to be incurred	68.805.485	89.661.895
Related Companies	26.103.433	29.373.239
Taxes payable under REFIS	740.738	776.358
Deferred Taxes	19.456.734	14.784.382
	191.082.362	**208.067.161**
Deferred Profit on Sales of Properties	**88.292.606**	**105.445.956**
Total Long - Term Liabilities	**279.374.968**	**313.513.117**
Minority Interest on Equity of Subsidiaries	**37.289.812**	**34.874.347**
Shareholders' Equity		
Capital Stock	230.732.271	230.732.271
Capital Reserve	27	27
Legal Reserve	4.893.124	4.893.124
Reserve for Retained Earnings	41.640.713	41.640.713
Net Income (Loss) for the Current Period	12.986.622	9.253.755
Total Shareholders' Equity	**290.252.757**	**286.519.890**
TOTAL LIABILITIES	**981.290.127**	**998.240.910**

ROSSI RESIDENCIAL S. A.

CONSOLIDATED STATEMENTS OF INCOME

Amounts expressed in Reais

	2.005				2.004			
	1ST Quarter	2ND Quarter	3RD Quarter	Year to Date	1ST Quarter	2ND Quarter	3RD Quarter	Year to Date
Revenues								
Revenues from sales and services rendered	94.371.976	102.289.392	103.962.419	300.623.787	67.781.751	70.777.556	72.949.254	211.508.561
Less Taxes - PIS and COFINS	(3.172.076)	(3.821.217)	(3.255.766)	(10.249.059)	(1.946.092)	(3.613.838)	(2.770.381)	(8.330.311)
Net Revenues	**91.199.900**	**98.468.175**	**100.706.653**	**290.374.728**	**65.835.659**	**67.163.718**	**70.178.873**	**203.178.250**
Costs of Sales and Services	(62.826.378)	(69.539.555)	(73.434.956)	(205.800.889)	(41.290.205)	(47.581.095)	(48.522.137)	(137.393.437)
Gross Profit	**28.373.522**	**28.928.620**	**27.271.697**	**84.573.839**	**24.545.454**	**19.582.623**	**21.656.736**	**65.784.813**
Operating Expenses								
Administrative	(7.047.961)	(8.104.582)	(7.178.276)	(22.330.819)	(6.655.067)	(7.118.042)	(6.238.084)	(20.011.193)
Selling	(9.938.531)	(10.494.592)	(11.965.718)	(32.398.841)	(6.922.563)	(8.259.627)	(9.267.892)	(24.450.082)
Depreciation and Amortization	(386.381)	(387.878)	(396.592)	(1.170.851)	(438.912)	(442.999)	(444.132)	(1.326.043)
Financial and interest revenues, net	(2.238.156)	(5.418.724)	(7.716.748)	(15.373.628)	(5.042.703)	(1.205.017)	(1.047.306)	(7.295.026)
Interest Income on Accounts Receivable	1.925.846	1.712.492	1.954.029	5.592.367	1.805.085	1.814.805	1.859.270	5.479.160
Other Operational Revenues (Expenses), net	16.400	2.600	761.630	780.630	(705.442)	407.714	(250.225)	(547.953)
Operating Income (Loss)	**10.704.739**	**6.237.936**	**2.730.022**	**19.672.697**	**6.585.852**	**4.779.457**	**6.268.367**	**17.633.676**
Non Operational Revenues (Expenses), net	(129.792)	(436.673)	3.031.124	2.464.659	(157.940)	9.728	2.133.797	1.985.585
Income Taxes	(1.272.511)	(1.353.221)	(913.052)	(3.538.784)	(913.632)	(1.502.887)	(2.455.786)	(4.872.305)
Employees Profit Sharing	-	-	(170.947)	(170.947)	-	-	-	-
Management Profit Sharing	-	-	-	-	-	-	-	-
Minority Interest on Equity of Subsidiaries	(2.483.534)	(2.013.189)	(944.280)	(5.441.003)	(801.783)	18.172	(673.250)	(1.456.861)
Net Income (Loss) for the Period	**6.818.902**	**2.434.853**	**3.732.867**	**12.986.622**	**4.712.497**	**3.304.470**	**5.273.128**	**13.290.095**
EBITDA	10.715.950	9.594.676	12.759.259	33.069.885	11.107.744	6.455.373	9.220.352	26.783.469

ROSSI RESIDENCIAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in Reais

	2.005				2.004			
	1ST Quarter	2ND Quarter	3RD Quarter	Year to Date	1ST Quarter	2ND Quarter	3RD Quarter	Year to Date
Cash flows from operating activities								
Receipts								
Proceeds from sale of properties	84.073.519	106.448.730	90.610.528	281.132.777	53.096.484	60.599.170	57.909.772	171.605.426
Services Rendered	374.430	262.197	512.105	1.148.732	153.253	417.540	336.851	907.644
Payments								
Construction costs	(57.080.589)	(62.970.016)	(79.418.975)	(199.469.580)	(37.167.798)	(46.168.090)	(52.222.567)	(135.558.455)
Land acquisition	(4.790.565)	(5.529.915)	(2.535.093)	(12.855.573)	(4.873.768)	(4.972.356)	(3.876.714)	(13.722.838)
Administrative expenses	(7.047.961)	(8.104.582)	(7.178.279)	(22.330.822)	(6.655.067)	(7.118.042)	(6.238.084)	(20.011.193)
Marketing and selling expenses	(15.140.171)	(21.027.461)	(16.467.574)	(52.635.206)	(8.725.198)	(9.545.553)	(10.711.252)	(28.982.003)
Sales Dissolutions	(429.194)	(353.028)	(2.253.098)	(3.035.320)	(1.399.203)	(1.858.856)	(1.118.232)	(4.376.291)
Taxes and contributions	(6.203.956)	(6.891.714)	(3.376.885)	(16.472.555)	(3.353.914)	(2.809.216)	(4.052.748)	(10.215.878)
Employees' profit sharing	-	-	(170.947)	(170.947)				-
Net cash provided by (used in) operating activities	**(6.244.487)**	**1.834.211**	**(20.278.218)**	**(24.688.494)**	**(8.925.211)**	**(11.455.403)**	**(19.972.974)**	**(40.353.588)**
Cash flows from investing activities								
Receipts								
Sale of fixed assets	-	-	-	-	-	-	27.000	27.000
Dividends receipts			291.723	291.723				
Investments' Sales	-	543.972	3.552.091	4.096.063	-	-	950.000	950.000
Payments								
Purchase of fixed assets	(209.100)	(61.884)	(57.258)	(328.242)	(19.500)	(5.862)	(108.332)	(133.694)
Software acquisition and development	(106.529)	(290.548)	(139.569)	(536.646)	(122.548)	(116.511)	(11.198)	(250.257)
Project research and development	(136.254)	(48.914)	-	(185.168)	(11.879)	(268.533)	(69.334)	(349.746)
Net cash used in investing activities	**(451.883)**	**142.626**	**3.646.987**	**3.337.730**	**(153.927)**	**(390.906)**	**788.136**	**243.303**
Cash flows from financing activities								
Receipts (Payments)								
Bank debts amortization	(7.669.264)	4.901.673	16.628.844	13.861.253	8.269.745	21.168.332	17.858.850	47.296.927
Receipments from related Companies	16.481.084	(4.302.347)	3.294.517	15.473.254	1.224.371	(3.031.407)	196.833	(1.610.203)
Financial revenues, net	(3.122.254)	(4.142.629)	(5.035.813)	(12.300.696)	(341.477)	(1.824.516)	(2.427.099)	(4.593.092)
Dividends Payment	-	(1.476.561)	(1.195.600)	(2.672.161)	-	-	-	-
Net cash provided by (used in) financing activities	**5.689.566**	**(5.019.864)**	**13.691.948**	**14.361.650**	**9.152.639**	**16.312.409**	**15.628.584**	**41.093.632**
Cash flows for the periods	**(1.006.804)**	**(3.043.027)**	**(2.939.283)**	**(6.989.114)**	**73.501**	**4.466.100**	**(3.556.254)**	**983.347**
Cash, banks and marketable securities								
Beginning of period	21.471.316	20.464.512	17.421.485	21.471.316	16.526.154	16.599.655	21.065.755	16.526.154
End of period	**20.464.512**	**17.421.485**	**14.482.202**	**14.482.202**	**16.599.655**	**21.065.755**	**17.509.501**	**17.509.501**

ROSSI RESIDENCIAL S. A.
CONSOLIDATED BALANCE SHEETS
Amounts expressed in Reais

ASSETS	At June 30TH, 2.005	At March 31ST, 2.005
Current Assets		
Cash and Banks	5.422.270	5.304.419
Marketable Securities	11.999.215	15.160.093
Accounts Receivable	268.343.491	270.906.504
Inventory - real estate and construction	202.204.492	200.043.654
Other Current Assets	34.551.213	28.697.686
Total Current Assets	**522.520.681**	**520.112.356**
Long-Term Assets		
Accounts Receivable	412.526.844	386.147.395
Marketable Securities - CRI's	3.690.620	4.111.391
Inventory - Land for future development	-	-
Judicial Deposits	28.758.232	26.423.308
Deferred Taxes	25.276.281	21.455.484
Other Accounts Receivable	1.069.086	2.145.592
Total Long-Term Assets	**471.321.063**	**440.283.170**
Permanent Assets		
Investments	936.166	1.376.765
Fixed Assets	1.515.147	1.610.404
Deferred Assets	1.947.853	1.976.802
Total Permanent Assets	**4.399.166**	**4.963.971**
TOTAL ASSETS	**998.240.910**	**965.359.497**

ROSSI RESIDENCIAL S. A.
CONSOLIDATED BALANCE SHEETS
Amounts expressed in Reais

LIABILITIES	At June 30TH, 2.005	At March 31ST, 2.005
Current Liabilities		
Financings	87.880.936	73.610.424
Accounts Payable for land acquisition	23.751.657	24.079.882
Accounts payable - Suppliers	12.191.938	10.665.263
Accrued salaries	4.537.235	3.655.292
Taxes Payable	30.482.542	30.155.213
Construction Cost to be incurred	189.559.894	171.154.329
Dividends Payable	6.236.520	7.713.081
Other accounts payable	8.692.834	9.643.582
Total Current Liabilities	**363.333.556**	**330.677.066**
Long-Term Liabilities		
Financings	29.038.092	33.080.324
Accounts Payable for land acquisition	44.433.195	45.429.669
Construction Cost to be incurred	89.661.895	89.054.908
Related Companies	29.373.239	34.107.641
Taxes payable under REFIS	776.358	798.331
Deferred Taxes	14.784.382	10.024.746
	208.067.161	**212.495.619**
Deferred Profit on Sales of Properties	**105.445.956**	**102.767.946**
Total Long - Term Liabilities	**313.513.117**	**315.263.565**
Minority Interest on Equity of Subsidiaries	**34.874.347**	**35.333.829**
Shareholders' Equity		
Capital Stock	230.732.271	230.732.271
Capital Reserve	27	27
Legal Reserve	4.893.124	4.893.124
Reserve for Retained Earnings	41.640.713	41.640.713
Net Income (Loss) for the Current Period	9.253.755	6.818.902
Total Shareholders' Equity	**286.519.890**	**284.085.037**
TOTAL LIABILITIES	**998.240.910**	**965.359.497**

ROSSI RESIDENCIAL S. A.

CONSOLIDATED STATEMENTS OF INCOME

Amounts expressed in Reais

	2.005			2.004		
	1ST Quarter	2ND Quarter	Year to Date	1ST Quarter	2ND Quarter	Year to Date
Revenues						
Revenues from sales and services rendered	94.371.976	102.289.392	196.661.368	67.781.751	70.777.556	138.559.307
Less Taxes - PIS and COFINS	(3.172.076)	(3.821.217)	(6.993.293)	(1.946.092)	(3.613.838)	(5.559.930)
Net Revenues	**91.199.900**	**98.468.175**	**189.668.075**	**65.835.659**	**67.163.718**	**132.999.377**
Costs of Sales and Services	(62.826.378)	(69.539.555)	(132.365.933)	(41.290.205)	(47.581.095)	(88.871.300)
Gross Profit	**28.373.522**	**28.928.620**	**57.302.142**	**24.545.454**	**19.582.623**	**44.128.077**
Operating Expenses						
Administrative	(7.047.961)	(8.104.582)	(15.152.543)	(6.655.067)	(7.118.042)	(13.773.109)
Selling	(9.938.531)	(10.494.592)	(20.433.123)	(6.922.563)	(8.259.627)	(15.182.190)
Depreciation and Amortization	(386.381)	(387.878)	(774.259)	(438.912)	(442.999)	(881.911)
Financial and interest revenues, net	(2.238.156)	(5.418.724)	(7.656.880)	(5.042.703)	(1.205.017)	(6.247.720)
Interest Income on Accounts Receivable	1.925.846	1.712.492	3.638.338	1.805.085	1.814.805	3.619.890
Other Operational Revenues (Expenses), net	16.400	2.600	19.000	(705.442)	407.714	(297.728)
Operating Income (Loss)	**10.704.739**	**6.237.936**	**16.942.675**	**6.585.852**	**4.779.457**	**11.365.309**
Non Operational Revenues (Expenses), net	(129.792)	(436.673)	(566.465)	(157.940)	9.728	(148.212)
Income Taxes	(1.272.511)	(1.353.221)	(2.625.732)	(913.632)	(1.502.887)	(2.416.519)
Minority Interest on Equity of Subsidiaries	(2.483.534)	(2.013.189)	(4.496.723)	(801.783)	18.172	(783.611)
Net Income (Loss) for the Period	**6.818.902**	**2.434.853**	**9.253.755**	**4.712.497**	**3.304.470**	**8.016.967**
EBITDA	10.715.950	9.594.676	20.310.626	11.107.744	6.455.373	17.563.117

ROSSI RESIDENCIAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in Reais

	2.005			2.004		
	1ST Quarter	2ND Quarter	Year to Date	1ST Quarter	2ND Quarter	Year to Date
Cash flows from operating activities						
Receipts						
Proceeds from sale of properties	84.073.519	106.448.730	190.522.249	53.096.484	60.599.170	113.695.654
Services Rendered	374.430	262.197	636.627	153.253	417.540	570.793
Payments						
Construction costs	(57.080.589)	(62.970.016)	(120.050.605)	(37.167.798)	(46.168.090)	(83.335.888)
Land acquisition	(4.790.565)	(5.529.915)	(10.320.480)	(4.873.768)	(4.972.356)	(9.846.124)
Administrative expenses	(7.047.961)	(8.104.582)	(15.152.543)	(6.655.067)	(7.118.042)	(13.773.109)
Marketing and selling expenses	(15.140.171)	(21.027.461)	(36.167.632)	(8.725.198)	(9.545.553)	(18.270.751)
Sales Dissolutions	(429.194)	(353.028)	(782.222)	(1.399.203)	(1.858.856)	(3.258.059)
Taxes and contributions	(6.203.956)	(6.891.714)	(13.095.670)	(3.353.914)	(2.809.216)	(6.163.130)
Net cash provided by (used in) operating activities	**(6.244.487)**	**1.834.211**	**(4.410.276)**	**(8.925.211)**	**(11.455.403)**	**(20.380.614)**
Cash flows from investing activities						
Receipts						
Investments' Sales	-	543.972	543.972	-	-	-
Payments						
Purchase of fixed assets	(209.100)	(61.884)	(270.984)	(19.500)	(5.862)	(25.362)
Software acquisition and development	(106.529)	(290.548)	(397.077)	(122.548)	(116.511)	(239.059)
Project research and development	(136.254)	(48.914)	(185.168)	(11.879)	(268.533)	(280.412)
Net cash used in investing activities	**(451.883)**	**142.626**	**(309.257)**	**(153.927)**	**(390.906)**	**(544.833)**
Cash flows from financing activities						
Receipts (Payments)						
Bank debts amortization	(7.669.264)	4.901.673	(2.767.591)	8.269.745	21.168.332	29.438.077
Receipments from related Companies	16.481.084	(4.302.347)	12.178.737	1.224.371	(3.031.407)	(1.807.036)
Financial revenues, net	(3.122.254)	(4.142.629)	(7.264.883)	(341.477)	(1.824.516)	(2.165.993)
Dividends Payment	-	(1.476.561)	(1.476.561)	-	-	-
Net cash provided by (used in) financing activities	**5.689.566**	**(5.019.864)**	**669.702**	**9.152.639**	**16.312.409**	**25.465.048**
Cash flows for the periods	**(1.006.804)**	**(3.043.027)**	**(4.049.831)**	**73.501**	**4.466.100**	**4.539.601**
Cash, banks and marketable securities						
Beginning of period	21.471.316	20.464.512	21.471.316	16.526.154	16.599.655	16.526.154
End of period	**20.464.512**	**17.421.485**	**17.421.485**	**16.599.655**	**21.065.755**	**21.065.755**

ROSSI RESIDENCIAL S. A. CONSOLIDATED BALANCE SHEET

Amounts in Reais (R$)

ASSETS	On March 31, 2005	On December 31, 2004
Current Assets		
Cash and Banks	5,304,419	4,285,720
Financial investments	15,160,093	17,185,596
Accounts Receivable from Clients	270,906,504	333,158,227
Property Stock to be Commercialized	200,043,654	191,021,602
Other Current Assets	28,697,686	30,866,028
Total Current Assets	**520,112,356**	**576,517,173**
Long Term Assets		
Accounts Receivable from Clients	386,147,395	306,356,128
Financial Applications – CRI's	4,111,391	4,390,565
Judicial Deposits	26,423,308	26,381,914
Deferred Income Tax	21,455,484	18,871,551
Other Accounts Receivables	2,145,592	3,418,004
Total Long Term Assets	**440,283,170**	**359,418,162**
Permanent Assets		
Investments	1,376,765	1,544,183
Fixed Assets	1,610,404	1,483,819
Deferred	1,976,802	2,186,338
Total Permanent assets	**4,963,971**	**5,214,340**
TOTAL ASSETS	**965,359,497**	**941,149,675**

ROSSI RESIDENCIAL S. A. CONSOLIDATED BALANCE SHEET
Amounts in Reais (R$)

LIABILITIES	On March 31, 2005	On December 31, 2004
Current Liabilities		
Financings	73,610,424	71,913,883
Accounts Payable for Purchase of Land	24,079,882	23,213,774
Suppliers	10,665,263	7,589,606
Salaries and Payroll Charges	3,655,292	2,871,946
Taxes Payable	30,155,213	33,713,320
Estimated Cost to Incur	171,154,329	183,367,749
Dividends Payable	7,713,081	7,713,081
Other Accounts Payable	9,643,582	7,234,345
Total Current Liabilities	**330,677,066**	**337,617,704**
Long Term Liabilities		
Financings	33,080,324	37,585,581
Accounts Payable for Purchase of Land	45,429,669	40,978,918
Estimated Cost to Incur	89,054,908	77,480,333
Affiliated Companies	34,107,641	19,262,238
Taxes and Contributions - REFIS	798,331	811,062
Prov. for Deferred Inc. Tax and Social Contrib.	10,024,746	6,440,914
	212,495,619	**182,559,046**
Unexpired Property Sales Results	**102,767,946**	**111,107,947**
Total Long Term Liabilities	**315,263,565**	**293,666,993**
Minority Shareholders Equity	**35,333,829**	**32,598,843**
Net Assets		
Capital stock	230,732,271	230,732,271
Capital Reserve	27	27
Legal reserve	4,893,124	4,893,124
Retained Earnings Reserve	41,640,713	41,640,713
Net profit (Loss) in Period	6,818,902	-
Total Net Assets	**284,085,037**	**277,266,135**
TOTAL LIABILITIES	**965,359,497**	**941,149,675**

ROSSI RESIDENCIAL S. A.

CONSOLIDATED RESULTS STATEMENT
Amounts in Reais (R$)

	2.005 1ST Quarter	2.004 1ST Quarter
Revenues		
Property and Services Sales Revenues	94,371,976	67,781,751
(-) PIS and COFINS	(3,172,076)	(1,946,092)
Net Operating Revenues	**91,199,900**	**65,835,659**
Cost of Property Sold and Services	(62,826,378)	(41,290,205)
Gross Profit	**28,373,522**	**24,545,454**
Operating (Expenses) Revenues		
Administrative	(7,047,961)	(6,655,067)
Commercial	(9,938,531)	(6,922,563)
Depreciation and amortization	(386,381)	(438,912)
Net financial (expenses) revenues	(2,238,156)	(5,042,703)
Financing Interest to Clients	1,925,846	1,805,085
Other Operating Revenues	16,400	(705,442)
Operating Results	**10,704,739**	**6,585,852**
Non-operating Expenses and Revenues	(129,792)	(157,940)
Income tax and social contribution	(1,272,511)	(913,632)
Minority Equity in Subsidiaries	(2,483,534)	(801,783)
Net profit (Loss) in Period		
	6,818,902	**4,712,497**
E.B.I.T.D.A.	***10,715,950***	***11,107,744***

ROSSI RESIDENCIAL S.A. CONSOLIDATED CASH FLOW STATEMENT

Amounts in Reais (R$)

Operating Activities Cash Flow	**2.005** 1st Quarter	**2.004** 1st Quarter
Receivables		
Property Sales Revenues	84,073,519	53,096,484
Services Rendered	374,430	153,253
Payment		
Construction Costs	(57,080,589)	(37,167,798)
Payment of Land	(4,790,565)	(4,873,768)
Administrative Expenses	(7,047,961)	(6,655,067)
Marketing and Commercialization Expenses	(15,140,171)	(8,725,198)
Clients' Agreement Termination	(429,194)	(1,399,203)
Taxes and Contributions	(6,203,956)	(3,353,914)
Operating Activities Net Flow	**(6,244,487)**	**(8,925,211)**
Investment Activities Cash Flow		
Payments		
Fixed Assets Acquisition	(209,100)	(19,500)
Software Acquisition and Development	(106,529)	(122,548)
Research and Development Expenses	(136,254)	(11,879)
Investment activities net flow	**(451,883)**	**(153,927)**
Financial Activities Cash Flow		
Receivables (Payments)		
Bank Loans	(7,669,264)	8,269,745
Intercompany Bank Accounts	16,481,084	1,224,371
Net Financial Expenses	(3,122,254)	(341,477)
Financial activities net flow	**5,689,566**	**9,152,639**
Net Cash Flow in the Periods	**(1,006,804)**	**73,501**
Cash, Banks and Financial Investments:		
At the beginning of the period,	21,471,316	16,526,154
At the end of the period	**20,464,512**	**16,599,655**

ROSSI RESIDENCIAL S.A.

COMMENTS ON THE CONSOLIDATED PERFORMANCE

IN THE FIRST QUARTER OF 2005

Following the product and operating markets diversification strategy, as well as partnerships with investors and entrepreneurs, Rossi Residencial S.A. and controlled companies ended the quarter with a business portfolio worth R$ 1.224 billion, R$ 1.00`billion of which, the corresponding part of Rossi Residencial and the remainder the partners' share in the developments.

This portfolio comprises the revenues generated by the future sale of a stock of 1,886 units of launched developments (R$ 419,596 thousand, at sales price) and the revenues deriving from future launches, the land of which has already been taken. Land stock for launches of future developments corresponds to 31 pieces of land, with the potential to generate a total of 5,255 units, comprising 579,285 sqm of area to be built and representing approximately R$ 804,027 thousand in sales revenues.

As far as financial results are concerned, net profit presented a 45% increase when compared to the same period of the previous year, especially, by an increase of 39% unearned revenues, the earnings of which deriving from the work progress of such corresponding developments.


Net Profit
(in R$ thousand)
4.712
6.819
1st Quarter
2004
1st Quarter
2005


Unearned Net Revenues
(in R$ thousand)
65.835
91.200
1st Quarter
2004
1st Quarter
2005

Sales in this quarter increase 8% when compared to the same period in the previous year, adding up to R$ 80,559 thousand.



Sales
R$ thousand
units
100.000
80.000
60.000
40.000
20.000
1.000
800
600
400
200
74.756
429
Rossi's Share
R$ 68,183
80.559
493
Rossi's Share
R$ 68,183
Rossi's Share
R$ 60,642
1st Quarter
2004
1st Quarter
2005
sales
units

Sales increase over the last quarter caused constant growth in the accounts receivables from clients balance, which increased 40% over the last 12 months.



Clients Balance
(in R$ thousand)
469.025
497.705
501.826
639.514
657.055
1st Quarter 2004
2nd Quater 2004
3rd Quarter 2004
4th Quarter 2004
1st Quarter 2005

Despite the constant growth of unearned revenues, the good sales performance has kept the balance of unearned results stable, as shown below.

Unearned Results

(in R$ thousand)


97.596
95.978
86.885
111.108
102.768
1st Quarter 2004
2nd Quarter 2004
3rd Quarter 2004
4th Quarter 2004
1st Quarter 2005

On March 31, 2005, the company had 40 construction sites, with 47 developments in a total of 5,333 units or 825,248 sqm of built area. Since 1992, 26.035 units or 2,521,528 sqm constructed area have been launched, 20,702 units and 1,696,280 sqm of which have already been delivered.

Launch in the quarter:



Development with 48 2 to 3 dorms and 40 2-dorm apartments, with an average private area of 59,60 sqm and an average price of R$ 66.3 thousand, adding up to a Sales General Amount (VGV) of R$ 5,834 thousand, launched in February 2005 in the city of Campinas – SP, R$ 4,084 thousand of which corresponded to Rossi's share.



ROSSI RESIDENCIAL S/A

Corporate Taxpayer's ID (CNPJ) 61.065.751/0001-80

Company Registry (NIRE) 35.300.108.078

MINUTES OF THE ANNUAL SHAREHOLDERS' MEETING

Date, time and place: April 27 2007, at 10:00 a.m., at the Company's headquarters located in this Capital, at Avenida Major Sylvio de Magalhães Padilha nº 5200 – Edifício Miami – Bloco C – Conjunto 31. Attendance: the Shareholders representing more than forty six per cent of the Company's voting capital. The meeting was also attended by Mr. Sérgio Pedroso Rossi Cuppoloni, Investor Relations Officer, and Mr. Ismar de Moura, representative of Deloitte Touche Tohmatsu, the Company's independent auditors. Presiding Board: Edmundo Rossi Cuppoloni - Chairman. Maria Regina Jimenez Eichenberger - Secretary. Call Notice: the Call Notices were published in the "Diário Oficial do Estado de São Paulo" newspaper on April 12 (page 35), April 13 (page 41) and April 14 (page 47) 2007, and "O Estado de São Paulo" newspaper on April 12 (page B17), April 13 (page B10) and April 14 (page B6) 2007. Reading of the documents, voting and drawing up of the meeting's minutes; the reading of the documents relating to the matters to be decided in this annual shareholders' meeting was unanimously dispensed, since their content is fully known to the shareholders. Decisions were unanimously made by the attending and voting shareholders, except for those who are legally barred, recording that shareholder F&C Portfolios Fund – F&C Global Emerging Markets Portfolio abstained from voting on items 3 and 4 of the agenda: **1)** Approval of the Management Report, Balance Sheet and other Financial Statements, with Explanatory Notes and the Report of the Independent Auditors, relating to the fiscal year ended December 31 2006, all of which have been published in "O Estado de São Paulo" newspaper (pages B10, B11 and B12), on February 15, 2007, and in "Diário Oficial do Estado de São Paulo" newspaper (pages 05, 06, 07 and 08), on February 15, 2007. **2)** Approval of the following net income allocation for the fiscal year ended December 31,2006, in the amount of R$ 43,700,868.67:

i) R$ 2,185,043.43 for establishment of a Legal Reserve; ii) R$ 10,380,000.00 for dividend payment, without monetary restatement, from May 15, 2007, in the amount of R$ 0.13164 per common share; iii) R$ 31,135,825.24 – retention of the balance net income for the period, which will be applied in the hereby approved capital budget. **3)** Authorization for payment of the profit sharing for 2006 to the managers, in the amount of R$ 658,000.00, as from May 15, 2007. **4)** fixation of the number of members of the Board of Directors at 5 (five), approving the election of Messrs. João Rossi Cuppoloni, Brazilian citizen, married, civil engineer, bearer of identity card RG/SSP/SP number 1.662.452, enrolled with the Individual Taxpayers' Register under number 004.563.908-63; Edmundo Rossi Cuppoloni, Brazilian citizen, married, civil engineer, bearer of identity card RG/SSP/SP number 1.934.891, enrolled with the Individual Taxpayers' Register under number 004.232.708-34, both residing and domiciled in this Capital, with office located at Avenida Major Sylvio de Magalhães Padilha nº 5200 – Edifício Miami – Bloco C – Conjunto 31 – São Paulo - SP; João Paulo Franco Rossi Cuppoloni, Brazilian citizen, married, electrical engineer, bearer of identity card RG/IFP/RJ number 07.404.345-6, enrolled with the Individual Taxpayers' Register – CPF/MF under number 004.165.377-74, residing and domiciled in the City of Rio de Janeiro – RJ, with office located at Avenida das Américas nº 500 - Bloco 18 salas 205 e 206 - Barra da Tijuca - Rio de Janeiro – RJ; Eleazar de Carvalho Filho, Brazilian citizen, married, economist, bearer of identity card RG/SSP/SP number 11.620.489, enrolled with the Individual Taxpayers' Register - CPF/MF under number 382.478.107-78, residing and domiciled in the City of Rio de Janeiro – RJ, with office located at Avenida Ataulfo de Paiva nº 1351 – 1º andar – Rio de Janeiro – RJ and Marcelo Serfaty, Brazilian, married, economist, bearer of Identity Card – RG/SSP/RJ number 004.457.205-5, enrolled with the Individual Taxpayers' Register - CPF/MF under number 693.156.557-53, residing and domiciled in the City of Rio de Janeiro – RJ , with office located at Avenida Ataulfo de Paiva nº 204 – 12º – Rio de Janeiro – RJ, all with mandates valid until the Annual Shareholders' Meeting to be held after the end of fiscal year 2007. Messrs. Eleazar de Carvalho Filho and Marcelo Serfaty are Independent Members, pursuant to the definition in the Listing Regulation of São Paulo Stock Exchange - Bovespa's Novo Mercado, in compliance with the minimum percentage required in the said regulation.

5) Fixation of the total and annual funds of up to R$ 600,000.00 (six hundred thousand Reais), for remuneration of the members of the Board of Directors, and up to R$ 3,000,000.00 (three million Reais), for remuneration of the members of the Executive Board, each of these bodies, through a joint decision, being responsible for attributing to each of the respective members the monthly remuneration values during the present year. Closing: There being no further issues to be addressed, these minutes were drawn up, read, approved and signed by all the members in attendance. aa) Edmundo Rossi Cuppoloni - Chairman. Maria Regina Jimenez Eichenberger - Secretary. For RR Trust S/A, Edmundo Rossi Cuppoloni and Maria Regina Jimenez Eichenberger. For Engeplano Participações S/A, Maria Regina Jimenez Eichenberger and Paulo César Pedroso Rossi Cuppoloni. For Roplano S/A, Eduardo Rossi Cuppoloni and Paulo César Pedroso Rossi Cuppoloni. Eduardo Rossi Cuppoloni as proxy for Hilda Maria Rossi Cuppoloni.
Adriane Cristina dos Santos de Almeida for herself and as proxy for Intrag Distribuidora de Títulos e Valores Mobiliários Ltda, manager of Fundo Bradesco Templeton de Valor e Liquidez Fundo de Investimento em Ações. Clóvis Lopes da Silva Purgato as proxy for Citibank N.A., manager of The Brazil Value And Growth Fund, F&C Portfolios Fund - F&C Global Emerging Markets Portfolio, Artha Master Fund, LLC. and ABN Amro Funds.

This is a true copy of the original instrument drawn up in the Company's records.

São Paulo, April 27, 2007.

Edmundo Rossi Cuppoloni	Maria Regina Jimenez Eichenberger
Chairman	Secretary

ROSSI RESIDENCIAL S.A.
CNPJ/MF n° 61.065.751/0001-80
NIRE n° 35.300.108.078
OPEN CAPITAL COMPANY
www.rossiresidencial.com.br

Call Notice – General Shareholders Meeting

The Shareholders of Rossi Residencial S.A. are hereby called to convene at the General Shareholders Meeting to be held on April 27, 2007, at ten o'clock (10:00am), at the Company's headquarters, at Avenida Major Sylvio de Magalhães Padilha no. 5200 - Edifício Miami - Bloco C - Conj. 31 in São Paulo (SP), to decide on the following agenda: **1)** To take Managers' accountings, to assess, discuss and vote the Management Report and the Financial Statements, attached to the Opinion of the Independent Auditors concerning the tax year ended on December 31, 2006. **2)** To decide on the destination of the net profit achieved in the tax year and distribution of dividends in the total amount of R$ 10.380.000.00, at R$ 0.13164 per common share, corresponding to 78,851,814 subscribed and fully paid in shares. **3)** Authorization for the payment of profit sharing to the company managers related to the tax year of 2006. **4)** Election of the members of the Board of Directors (the minimum interest percentile in the voting capital stock necessary to the multiple vote request process is 5%, as per CVM Instruction n°. 282/98). **5)** Determination of remuneration to managers. General Information: The shareholder shall deliver at the Company, at least seventy-two (72) hours as of the date when the Meeting will be held: **(i)** receipt issued by the depositary financial institution of the book-entry shares held by them or under their custody, pursuant to article 126 of Law no. 6.404/76; **(ii)** power-of-attorney duly regulated under the law, in case of representation of the shareholder. The Shareholder or his/her legal representative shall attend the General Meeting bearing documents that proof their identity.

São Paulo, April 11, 2007.
João Rossi Cuppoloni – Chairman of the Board of Directors.

(2007, April, 12, 13 and 14)

ROSSI RESIDENCIAL S.A.
CNPJ/MF *no.* 61.065.751/0001-80 - NIRE *no.* 35.300.108.078
Open Capital Company www.rossiresidencial.com.br

CALL NOTICE

GENERAL SHAREHOLDERS MEETING

The Shareholders of Rossi Residencial S.A. are hereby called to convene at the General Shareholders Meeting to be held on April 27, 2007, at ten o'clock (10:00am), at the Company's headquarters, at Avenida Major Sylvio de Magalhães Padilha no. 5200 - Edifício Miami - Bloco C - Conj. 31 in São Paulo (SP), to decide on the following agenda: **1)** To take Managers' accountings, to assess, discuss and vote the Management Report and the Financial Statements, attached to the Opinion of the Independent Auditors concerning the tax year ended on December 31, 2006. 2) To decide on the destination of the net profit achieved in the tax year and distribution of dividends in the total amount of R$ 10,380,000.00, at R$ 0.13164 per common share, corresponding to 78,851,814 subscribed and fully paid in shares. **3)** Authorization for the payment of profit sharing to the company managers related to the tax year of 2006. **4)** Election of the members of the Board of Directors (the minimum interest percentile in the voting capital stock necessary to the multiple vote request process is 5%, as per CVM Instruction no. 282/98). **5)** Determination of remuneration to managers. General Information: The shareholder shall deliver at the Company, at least seventy-two (72) hours as of the date when the Meeting will be held: **(i)** receipt issued by the depositary financial institution of the book-entry shares held by them or under their custody, pursuant to article 126 of Law no. 6.404/76; **(ii)** power-of-attorney duly regulated under the law, in case of representation of the shareholder. The Shareholder or his/her legal representative shall attend the General Meeting bearing documents that proof their identity. São Paulo, April 11, 2007. João Rossi Cuppoloni – Chairman of the Board of Directors (2007, April 12, 13 and 14)

CI PS Publicidade



ROSSI RESIDENCIAL S/A

CNPJ No. 61.065.751/0001-80

NIRE No. 35.300.108.078

MINUTES OF THE ANNUAL AND SPECIAL SHAREHOLDERS MEETINGS

Date, time and place: April 28, 2006, at 3 p.m., at the principal place of business located in this Capital City at Avenida Major Sylvio de Magalhães Padilha, 5200 – Miami Building – Block C – Suite 31. **Attendance**: Shareholders representing more than forty-six percent of the voting capital; Mr. Sérgio Pedroso Rossi Cuppoloni, Investor Relations Officer, and Mr. Ismar de Moura, representative of Deloitte Touche Tohmatsu, independent auditors of the Company, were also present. **Presiding Officers**: João Rossi Cuppoloni – Chairman. Sérgio Pedroso Rossi Cuppoloni – Secretary. **Call Notice**: Notices published in the newspaper "Official Gazette of the State of São Paulo", editions of April 12 (page 59), 13 (page 89) and 14 (page 13), 2006 and in the newspaper "O Estado de São Paulo", editions of April 12 (page B9), 13 (page B12) and 14 (page B7), 2006. **Reading of documents, receipt of votes and drawing up of the minutes** – the reading of documents relating to the matters to be resolved at this annual shareholders meeting was unanimously waived, since they are known to the shareholders. **Resolutions unanimously taken by those present and voting, excluding the ones impaired by the law: Annual Shareholders Meeting**: 1) Approval of the Management Report, Balance Sheet and other Financial Statements, with Notes and Independent Auditors Report relating to the financial year ended on December 31, 2005, which documents were published in the newspaper "O Estado de São Paulo" (pages A9, A10, A11 and A12), edition of January 27, 2006 and in the newspaper "Official Gazette of the State of São Paulo" (pages 11, 12, 13 and 14), edition of January 28, 2006. 2) Approval of the following allocation of the net income of the financial year ended on December 31, 2005 in an amount of R$20,178,480.51: i) R$1,008,924.03 for formation of the Legal Reserve; ii) R$4,796,500.00 for payment of dividends,

with no monetary restatement, as from June 14, 2006, at the ratio of R$0.6083 per common share; iii) R$14,373,056.48 – retention of the balance of net income of the year, to be invested in the company's capital budget now approved. 3) **Special Shareholders Meeting**: As regards the respective agenda, the Chairman clarified that, by virtue of increases in the capital stock as resolved at the Meetings of the Board of Directors of February 13, 2006 and March 16, 2006, article 5 of the By-laws shall become effective with the following new wording, including the correction of the contents of the minutes of the Meeting of the Board of Directors of March 16, 2006, with a total amount allocated to the capital reserve in a subscription premium account of R$55,479,469.50 instead of R$57,479,469.50: "Article 5. The subscribed and paid-in share capital of the Company is four hundred and forty-five million, one hundred and seventeen thousand, one hundred and thirty-five Reais and thirty cents (R$445,117,135.30), divided into seventy-eight million, eight hundred and fifty-one thousand, eight hundred and fourteen (78,851,814) common, registered, book-entry shares, with no par value." **Closing**: As there was nothing else to be transacted, the Chairman adjourned the meeting for the time necessary to draw up these minutes, and after reopening of the session, the minutes were read and approved and signed by the shareholders present. (signatures) João Rossi Cuppoloni – Chairman. Sérgio Pedroso Rossi Cuppoloni – Secretary. RR Trust S/A, by João Rossi Cuppoloni. Roplano S/A, by João Rossi Cuppoloni. Engeplano Participações S/A, João Rossi Cuppoloni. João Rossi Cuppoloni. Rafael Sales Guimarães, by proxy of Fama Challenger Fia, Fama Shoot 60 Fundo Inv Ações, Fama Sn Fi Mult Longo Prazo, Fama Str 28 Fundo Inv Mult Lon, Carneggie LIC. Paulo Roberto Esteves, by proxy of Fidelity Inv Tr Lat Amer Fund, Commonfund Emerg Markets I C, Ta Idex Opp Emerging Markets, Stichting Pensioenfonds Abp, TCW Americas Development Assoc, Fidelity Latin America Fund, SSGA Emerging Markets Fund, Bell Atl Master Pension Trust, Fidelity A S Viii Lat Amer Fd,

The Pens Res Inv Manag Board, The Br Value And Growth Fund, Central St South South Pe Fd, State O C Ret Pl And Trt Fun, Fidelity S F F I Real Est Fd , Janus Triton Fund. Rafael Sales Guimarães by proxy Hedging G V Fun Inv Financeiro, Hedging G Ver 14 Fun Inv Finan, Hedging Gr Verde Master Fim, Hg Aquila Fi Mult Longo Prazo, Hg Private Fif, Hg Provence Equity Fitvm, Hg Strategy Long Short Fim, Strategy HG Long SH Fund LLC.

This is a true copy from the proper book of the Company.

São Paulo, April 28, 2006.

Sérgio Pedroso Rossi Cuppoloni

Investor Relations Officer

ROSSI RESIDENCIAL S/A
CORPORATE TAXPAYER'S ID (CNPJ) # 61.065.751/0001-80
PUBLICLY-HELD COMPANY

CALL NOTICE

EXTRAORDINARY AND GENERAL SHAREHOLDERS' MEETING

Shareholders are hereby convened to an Extraordinary and General Shareholders' Meeting to be held on April 28, 2006, at 3.00 p.m., at the Company's headquarters, located at Avenida Major Sylvio de Magalhães Padilha n° 5200 – Edifício Miami – Bloco C – Conj. 31 in the City and State of São Paulo, to discuss the following agenda:
1. In the General Shareholders' Meeting: (i) to verify the Management's accounts; to examine, discuss and vote the Management Report and the Financial Statements, along with the Independent Auditors' Opinion, for the fiscal year ended December 31, 2005; (ii) to decide on the allocation of net income for the fiscal year and the distribution of dividends amounting to R$4,796,500.00, at R$0.06083 per common share, corresponding to 78,851,814 subscribed and paid-in shares. **2. In the Extraordinary Shareholders' Meeting**: to amend article 5 of the Company's Bylaws to reflect the Company's new capital stock, as follows: "**Article 5**: The Company's subscribed and paid-in capital stock is four hundred forty-five million, one hundred seventeen thousand, one hundred thirty-five Reais and thirty centavos (R$445,117,135.30), divided into seventy-eight million, eight hundred fifty-one thousand, eight hundred fourteen (78,851,814) common, registered, book-entry shares with no par value."
General Information: At least seventy-two (72) hours prior to the meeting, shareholders shall deliver to the Company: (i) a statement issued by the depositary financial institution of the book-entry shares they own or which are in custody, as provided for by article 126 of Law 6,404/76; and (ii) a power of attorney as provided for by law, should they wish to be represented by a proxy. Shareholders or their attorneys-in-fact shall attend the Shareholders' Meeting bearing identification documents.

São Paulo, April 11, 2006

João Rossi Cuppoloni
Chairman of the Board of Directors.

ROSSI RESIDENCIAL S/A



CNPJ No. 61.065.751/0001-80

NIRE No. 35.300.108.078

MINUTES OF THE SPECIAL SHAREHOLDERS MEETING

Date, time and place: January 26, 2006, at 3 p.m., at the principal place of business located in this Capital City at Avenida Major Sylvio de Magalhães Padilha, No. 5200 – Miami Building – Block C - Suite 31. **Attendance**: Shareholders representing 90.87% of the voting capital. **Presiding Officers**: João Rossi Cuppoloni – Chairman. Maria Regina Jimenez Eichenberger – Secretary. **Call Notice**: Notices published in the newspaper "Official Gazette of the State of São Paulo", editions of January 11 (page 7), 12 (page 7) and 13 (page 7), 2006 and in the newspaper "O Estado de São Paulo", editions of January 11 (page B7), 12 (page B9) and 13 (page B9), 2006. **Resolutions:** Unanimously taken by those present and voting: 1) Approval of grouping of the three hundred and eighty-six million, eight hundred and fourteen thousand, five hundred and sixteen (386,814,516) common shares representing the capital stock of the Company, pursuant to article 12 of Law No. 6.404/76, as follows: 1.1) grouping of shares in the proportion of eight (8) currently existing common shares for each one (1) common share after such grouping; 1.2) Irrespectively of the amount of shares held, the shareholders who, by virtue of the grouping remain with a fraction of shares, shall receive from the controlling shareholder RR Trust S/A a donation in shares in an amount sufficient for the shareholders to hold lots of multiples of eight (8) shares, therefore not creating fractions of shares upon grouping. Therefore, the main provision of article 5 of the Company's capital stock shall become effective with the following new wording: **Article 5**. The Company's subscribed and paid-in capital stock is two hundred and thirty million, seven hundred thirty-two thousand, two hundred and seventy Reais and sixty-one cents (R$230,732,270.61) divided into forty-eight million, three hundred and fifty-one thousand, eight hundred and fourteen (48,351,814) common, registered, book-entry and non-par shares. 2) Authorization for the executive board to enter into instruments necessary to adhere to the New Market of the Stock Exchange of São Paulo – BOVESPA. 3) Approval of proposal for amendment and consolidation of the Company's By-laws, including change in the authorized capital, grouping of shares and adaptation and improvements relating to listing of shares of the Company in the segment of the New Market of the Stock Exchange of São Paulo – BOVESPA, so that the By-laws of Rossi Residencial S/A shall become effective with the following new wording: "BY-LAWS – CHAPTER I - **NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION**

Article 1 - **ROSSI RESIDENCIAL S.A.** is a joint-stock company ("Company") governed by these Bylaws and by applicable law.

Article 2 – The Company has its principal place of business and legal domicile in the city of São Paulo, State of São Paulo, at Avenida Major Sylvio de Magalhães Padilha, No. 5.200 – Miami Building – Block C – Suite 31.

Sole Paragraph – The Company may open branches, warehouses, offices and any other establishments in Brazil or abroad upon resolution of the Executive Board.

Article 3 - The purpose of the Company is the purchase and sale of real estate, land subdivisions and real estate development and construction of real properties for sale.

Article 4 – The Company shall operate for an indefinite term of duration.

CHAPTER II
CAPITAL STOCK

Article 5 – The Company's subscribed and paid-in capital stock is two hundred and thirty million, seven hundred thirty-two thousand, two hundred and seventy Reais and sixty-one cents (R$230,732,270.61) divided into forty-eight million, three hundred and fifty-one thousand, eight hundred and fourteen (48,351,814) common, registered, book-entry and non-par shares.

Article 6 – The Company is authorized to increase, regardless of a resolution of the Shareholders Meeting and amendment to the Bylaws, the capital stock up to the additional amount of one hundred million (100,000,000) common, registered, book-entry and non-par shares, totaling one hundred and forty-eight million, three hundred and fifty-one thousand, eight hundred and fourteen (148,351,814) common shares, and it shall be incumbent upon the Board of Directors to establish the number of shares to be issued for distribution in Brazil or abroad, in a public or private manner, the price and the other conditions for subscription and full payment, as well as to resolve on the preemptive right, in compliance with the rules provided by law and the Bylaws.

Paragraph 1 - The Company may, within the limits of the authorized capital and in accordance with the plan approved by the Shareholders Meeting, grant stock purchase options to its administrators or employees, or individuals that provide services to the Company or to a company under its control, as resolved by the Board of Directors, in compliance with the rules provided in the Bylaws and in applicable law, the preemptive right of the shareholders not being applied.

Paragraph 2 – The Company shall not issue founders' shares.

Article 7 – The capital stock shall be represented by common shares only, and each common share shall correspond to the right to one vote in the resolutions of the shareholders.

Article 8 – All Company shares shall be book-entry and, on behalf of their holders, shall be kept in a trust account at a financial institution authorized by the Securities Commission

elected by the Company, in compliance with the provisions of Articles 34 and 35 of Law No. 6,404, of December 15, 1976 ("**Law No. 6,404/76**") and other applicable law.

Article 9 – In the event of a capital increase due to the subscription of new shares, the issuance of debentures convertible into shares and/or subscription bonuses, the shareholders shall have a preemptive right for the subscription of such securities, as provided in Article 171 of Law No. 6,404/76.

Sole Paragraph - In the event of a capital increase due to the subscription of new shares, the issuance of debentures convertible into shares and/or subscription bonuses, the placement of which is made by means of (i) sale on the stock exchange or public subscription; or (ii) exchange of shares, in a public offering of acquisition of control, the Board of Directors may exclude or reduce the legal term for the exercise of the preemptive right.

Article 10 - The Company may, by resolution of the Board of Directors, acquire its own shares for subsequent cancellation or disposal, provided that the conditions and requirements set forth in Article 30 of Law No. 6,404/76 and other applicable legal provisions are observed.

CHAPTER III
SHAREHOLDERS MEETING

Article 11 - The Shareholders Meeting shall meet on an annual basis once a year and on a special basis when called in accordance with the provisions of the law or of these Bylaws.

Paragraph 1 – The resolutions of the Shareholders Meeting shall be taken by majority vote.

Paragraph 2 – The Shareholders Meeting shall only resolve on the matters of the agenda as provided in the respective call notices.

Paragraph 3 – At Shareholders Meetings, the shareholders shall present, at least seventy-two (72) hours in advance, in addition to the identify card, proof of the respective shareholding issued by the institution providing the book-entry services.

Article 12 – The Shareholders Meeting shall be convened and presided over by the Chairman of the Board of Directors and assisted by a person chosen by the Chairman.

Sole Paragraph – In the absence of the Chairman of the Board of Directors or his substitute, the Chairman and the Secretary of the Presiding Board of the Shareholders Meeting shall be elected by the attending shareholders.

Article 13 – It shall be incumbent upon the Shareholders Meeting, in addition to the assignments provided by law, to:

I. elect and remove from office, at any time, the members of the Board of Directors and of the Audit Committee, if convened;

II. annually take the accounts of the administrators and resolve on the financial statements presented by them;

III. fix the aggregate fees of the members of the Board of Directors and of the Executive Board, as well as the remuneration of the members of the Audit Committee, if convened;

IV. attribute dividends in the form of shares and decide on any splitting or grouping of shares;

V. approve programs for the granting of share purchase or subscription options to its administrators and employees, including the administrators and employees of other companies that are controlled directly or indirectly by the Company;

VI. resolve, in accordance with a proposal presented by the administration, on the allocation of the profits of the fiscal year and distribution of dividends;

VII. resolve on the transformation, consolidation, merger and spin-off of the Company, its dissolution and liquidation, elect the liquidator, as well as the Audit Committee that will operate during the liquidation period;

VIII. resolve on the withdrawal of the Company from the New Market ("**New Market**") of the São Paulo Stock Exchange – BOVESPA ("**BOVESPA**") in the events provided in Article 41 of these Bylaws; and

IX. choose a specialized firm to be responsible for the preparation of the appraisal report on the shares of the Company, in the event of cancellation of registration of a publicly-held company or withdrawal from the New Market, as provided in Chapter VI of these Bylaws, among the firms indicated by the Board of Directors.

Sole Paragraph – The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders' agreements filed at the Company's principal place of business, and votes contrary to the contents of such agreements shall not be computed.

CHAPTER IV
ADMINISTRATION BODIES

Article 14 – The Company shall be managed by a Board of Directors and by an Executive Board.

Paragraph 1 – Investiture in the position shall be made by means of an instrument drawn up in a specific book, signed by the invested administrator, and no management bond shall be required.

Paragraph 2 – The administrators shall remain in their positions until the investiture of their substitutes.

Article 15 – The Shareholders Meeting shall fix an aggregate annual amount for distribution among the administrators and the Board of Directors shall make the distribution of the amount individually, in compliance with these Bylaws.

Article 16 – Any administration bodies may validly meet with the attendance of the majority of their members and shall resolve by means of the majority of the attendees.

Sole Paragraph – A prior call notice of the meeting, as a condition for its validity, shall not be required if all members are present, and for such purpose the votes cast by delegation to another member or in writing shall be accepted.

Board of Directors

Article 17 – The Board of Directors shall be composed of at least five (5) and at most eleven (11) members, one designated Chairman, one designated Vice-Chairman and the others designated Members of the Board of Directors, elected at the Shareholders Meeting, for a term of one (1) year, reelection being permitted.

Paragraph 1 - At least twenty percent (20%) of the Members of the Board of Directors shall be Independent Members, and the members elected as provided in Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 shall be also deemed Independent Members.

Paragraph 2 – For the purposes of this Article, the expression **"Independent Member"** shall mean the Member of the Board of Directors who (i) has no relationship with the Company, except for a shareholding; (ii) is not a Controlling Shareholder (as defined in Article 35, Sole Paragraph of these Bylaws), spouse or second-degree relative, at most, of the former, or is not or has not been over the last three (3) years related to the Company or entity related to the Controlling Shareholder (persons related to public teaching and/or research institutions are excluded from this restriction); (iii) has not been, over the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of a company controlled by the Company; (iv) is not a supplier or buyer, whether direct or indirect, of services and/or products of the Company, in such a magnitude that would cause loss of independence; (v) is not an employee or administrator of the Company or entity that is offering or demanding services and/or products for the Company; (vi) is not a spouse or second-degree relative, at most, of any administrator of the Company; (vii) does not receive remuneration from the Company other than that of Member of the Board of Directors (amounts in cash yielded by shareholdings shall be excluded from this restriction).

Paragraph 3 – The Members of Board of Directors shall be vested in their office upon signing an instrument drawn up in the proper book. The Members of the Board of Directors shall remain in their offices and perform their functions until their substitutes are elected, except as otherwise resolved at the Shareholders' Shareholders Meeting. The investiture shall be subject to the signature of an Instrument of Administrators' Consent, in accordance with the provisions set forth in the New Market Listing Regulations, and the Members of the Board

of Directors shall, immediately after investiture in their offices, inform BOVESPA of the amount and characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

Paragraph 4 – A Member of the Board of Directors shall have a good reputation, and an individual shall not be elected, unless approved by the Shareholders Meeting, if he/she (i) holds any office in companies that may be deemed to be competitors of the Company or (ii) has or represents any interest conflicting with the Company's interests. The right to vote shall not be exercised by the Member of the Board of Directors if the same impediment factors are typified on a supervening basis.

Paragraph 5 – The exercise of the right to vote shall be prohibited, as provided in Article 115, Paragraph 1 of Law No. 6,404/76, in the election of the Members of the Board of Directors, in circumstances that typify a conflict of interest with the Company.

Paragraph 6 – A Member of the Board of Directors shall not have access to any information or take part in meetings of the Board of Directors, related to matters in which he/she may have an interest or which represent an interest conflicting with the interests of the Company.

Article 18 – In the election of the Members of the Board of Directors, the Shareholders Meeting shall first determine, by majority vote, the number of Members of the Board of Directors to be elected.

Article 19 – It shall be incumbent upon the Members of the Board of Directors, at its first meeting, to indicate by majority vote the Chairman and the Vice-Chairman.

Paragraph 1 – In the resolutions of the Board of Directors, the Chairman, in addition to his own vote, shall be entitled to a casting vote, in the event of a tie vote.

Paragraph 2 – In the event of temporary impediment or vacancy of the position, the Chairman shall be replaced by the Vice-Chairman until the next Shareholders Meeting is held or, in his absence, by the Member of the Board of Directors whose term of office as member of the Board of Directors was longer or, in his absence, by the oldest Member of the Board of Directors.

Paragraph 3 – In the event of impediment or vacancy of the position of acting Member of the Board of Directors, the Board of Directors shall call a Shareholders Meeting to occupy the respective position.

Article 20 – The Board of Directors shall meet regularly four times a year and extraordinarily at all times it is called by its Chairman or by the majority of its members. The meetings of the Board may be held exceptionally by conference call, videoconference, email or by any other means of communication.

Paragraph 1 – The call notices for the meetings shall be made at least seventy-two (72) hours in advance.

Paragraph 2 – All resolutions of the Board of Directors shall be drawn up in the respective Board of Directors' book and signed by the attending Members.

Paragraph 3 – At the meetings of the Board of Directors the vote by delegation cast in favor of another Member of the Board of Directors, a written vote cast in advance and a vote cast by facsimile, email or any other means of communication shall be accepted, and the members voting in accordance with the foregoing shall be considered present.

Article 21 – It shall be incumbent upon the Board of Directors, in addition to other assignments that are provided by law or these Bylaws: to carry out the normative functions related to the activities of the Company, being allowed to call for relevant examination and resolution any matter not comprising the private authority of the Shareholders Meeting or of the Executive Board;

I. to establish the general business policy of the Company;

II. to elect and remove from office the Officers of the Company;

III. to call a Shareholders Meeting when deemed convenient, or in the event of Article 132 of Law No. 6,404/76;

IV. to inspect the management of the Officers, examining, at any time, the books and documents of the Company and requesting information on agreements executed or to be executed and any other acts;

V. to verify the quarterly results of the business operations of the Company;

VI. to elect and dismiss the independent auditors;

VII. to call the independent auditors to render any clarification deemed necessary;

VIII. to analyze the Management Report and the accounts of the Executive Board and resolve on their submittal to the Shareholders Meeting;

IX. to determine the conduction of inspections, auditing or taking of accounts at the Company's subsidiaries, controlled or associated companies, as well as at foundations sponsored by the Company;

X. to voice previously its opinion on any matter to be submitted to the Shareholders Meeting;

XI. to authorize the issuance of the Company's shares, within the limits authorized by these Bylaws, establishing their issuance conditions, including their price and payment term, being further allowed to exclude or decrease the preemptive right related to the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made by means of sale on the stock exchange or by means of public subscription or public offering for acquisition of control in accordance with the legal provisions;

XII. to resolve on the acquisition by the Company of shares issued by the Company to be held in treasury and/or to be subsequently cancelled or disposed of;

XIII. to propose, to be resolved at a Shareholders' Meeting, programs to grant share purchase or subscription options of shares to its administrators and employees, including the administrators and employees of other companies that are controlled, whether directly or indirectly, by the Company, and no preemptive right shall be granted to the shareholders;

XIV. to authorize the issuance of any credit instruments for raising funds, whether bonds, notes, commercial papers, and others of common use in the market, further resolving on their issuance and redemption conditions;

XV. to establish the amount of profit sharing of the officers, managers and employees of the Company;

XVI. to resolve on the issuance of ordinary debentures, not convertible into shares and without *im rem* guarantee;

XVII. to define the triple list of the companies specialized in corporate economic evaluation, for the preparation of an appraisal report related to the Company's shares, in the event of cancellation of the registration of publicly-held company or withdrawal from the New Market;

XVIII. to define, in compliance with the rules of these Bylaws and applicable law, the order of its work and issue regulating rules for its operation; and

XIX. to approve the engagement of a depositary institution that provides share book-entry services.

Executive Board

Article 22 - The Executive Board shall be composed of at least two (2) and at most six (6) officers, elected and subject to removal from office at any time by the Board of Directors, whether shareholders or not, whose term of office shall be three (3) years, and who may be reelected, one designated Superintendent Officer, one designated Investor Relations Officer and the others designated Officers without specific title.

Paragraph 1 – The Officers shall be vested in their offices upon signing an instrument drawn up in the proper book, in compliance with the legal provisions, and no management bond shall be required. The investiture shall be subject to the signature of an Instrument of Administrators' Consent, in accordance with the provisions set forth in the New Market Listing Regulations, and the Members of the Executive Board shall, immediately after investiture in their offices, inform BOVESPA of the amount and characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

Paragraph 2 – In the event of their impediment or absence, the Superintendent Officer shall be replaced by any other officer, elected by the majority of the officers, who shall assume the

Superintendency cumulatively until the next meeting of the Board of Directors is held, which shall designate a substitute for the remaining management term.

Paragraph 3 – The other Officers shall be replaced, in the event of absence or temporary impediment, by another Officer elected by the Executive Board. The Executive Board shall, in the event of vacancy, provide a temporary substitute until the Board of Directors elects its final substitute for the remaining management term.

Article 23 – Provided that the legal provisions and the pertinent provisions of these Bylaws are observed, including the resolutions of the Shareholders Meeting and the assignments of the Board of Directors, it shall be incumbent upon the Executive Board:

I. to manage the Company;

II. to direct and distribute the services and the tasks related to the internal administration of the Company;

III. to direct and supervise the accounting services of the Company;

IV. to prepare the Management Report, the Accounts and the Financial Statements of the Company, to be analyzed by the Board of Directors and resolved at a Shareholders' Meeting; and

V. to resolve on the creation or extinction of branches, agencies, warehouses, offices and other establishments in Brazil or abroad.

Article 24 – It shall be incumbent upon the Superintendent Officer, in addition to coordinating the actions of the Officers and directing the performance of the general planning activities of the Company:

I. to call and preside over the meetings of the Executive Board; and

II. to keep the members of the Board of Directors informed about the Company's activities and the development of its operations.

Article 25 – It shall be incumbent upon the Officers, in compliance with the specific assignments pertinent to their office, to administrate and manage the corporate business, observing the determinations of the Board of Directors.

Sole Paragraph – It shall be incumbent upon the Investor Relations Officer to represent the Company before the Securities Commission, shareholders, stock exchange, the Central Bank of Brazil and other bodies related to capital market activities.

Article 26 – The meetings of the Executive Board shall be preceded by the call of all of its members by the Superintendent Officer and shall be held with the attendance of the majority of its members and its resolutions shall be taken by the majority of the attendees, and the Superintendent Officer shall, in addition to his own vote, have the casting vote.

Article 27 – The Company shall be bound before third parties, and such parties shall be released from any liability before the Company, only in relation to acts, agreements, commercial papers, documents and papers that were signed by two Officers or by one Officer with one attorney-in-fact or by two attorneys-in-fact, regardless of the express authorization of the Shareholders Meeting or the Board of Directors.

Sole Paragraph – Any of the Officers or attorney-in-fact individually may (i) represent the Company in court and, (ii) issue receipts and give release, and obtain the release of bonds and from public or private entities.

Article 28 – The powers of attorney shall be granted, at all times on behalf of the Company, by two officers and their term of office shall specify their duration and the powers granted, except for powers of attorney granted for judicial purposes.

Audit Committee

Article 29 – The Company's Audit Committee with the assignments provided by law shall be composed of three (3) members and the same number of alternates and shall only be convened upon call notice of the shareholders, in accordance with the legal provisions.

Sole Paragraph – The members of the Audit Committee shall take office upon signing the respective instrument drawn up in the proper book. The investiture shall be conditioned to the execution of the Instrument of Consent of the members of the Audit Committee, in accordance with the provisions of the New Market Listing Regulations, and the members of the Audit Committee shall, immediately after their investiture in the position, inform BOVESPA about the amount and the characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

CHAPTER V
DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1st and end on December 31st of each year, on which occasion the financial statements required by Law No. 6,404/76 and supplementary law shall be prepared.

Paragraph 1 - The Company and its administrators shall, at least once a year, hold a public meeting with analysts and any other interested parties to disclose information as to the economic and financial situation, projects and perspectives of the Company.

Paragraph 2 – The Executive Board may, at its discretion, prepare quarterly balance sheets and based thereon dividends may be reported and paid, in compliance with the Bylaws and the legal formalities, and the Executive Board may further declare interim dividends in accordance with the provisions of Paragraph 2 of Article 204 of Law No. 6,404/76.

Article 31 - The Company shall distribute, in each financial year, mandatory dividends of at least twenty-five percent (25%) of the adjusted net profit, calculated in accordance with the provisions of Article 202 of Law No. 6,404/76.

Article 32 – The Board of Directors may pay or credit to the shareholders interest on the Company's equity, as provided in applicable law, which shall be attributed to the amount of the statutory dividend, including such amount in the amount of the dividends distributed by the Company.

Article 33 – Pursuant to the provisions of Article 190 of Law No. 6,404/76, the Shareholders Meeting that approves the accounts of the fiscal year may determine the distribution of up to ten percent (10%) of the results of the fiscal year, after the adjustment determined by Article 189 of Law No. 6,404/76, to the administrators of the Company, by way of corporate profit sharing.

Paragraph 1 – The distribution of profit sharing in favor of the administrators shall only occur in the fiscal years in which the shareholders are secured the payment of the mandatory minimum dividend provided in these Bylaws.

Paragraph 2 – It shall be incumbent upon the Board of Directors to establish the criteria for attribution of profit sharing to the administrators.

Article 34 – The Company shall keep a profit reserve called "Expansion Reserve", for the purpose of assuring funds to finance additional investments of the fixed and working capital, which shall consist of no more than ninety percent (90%) of the net profit remaining after all legal and statutory deductions are made, and such reserve shall not surpass the value of the capital stock.

CHAPTER VI
DISPOSAL OF SHARE CONTROL, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY AND WITHDRAWAL FROM THE NEW MARKET

Article 35 - The Disposal of Share Control, not only by means of a single transaction but also by means of successive transactions, shall be contracted under a suspensive or dissolving condition providing that the party acquiring the share control shall undertake to make the public offering for the acquisition of the shares of the other shareholders, in compliance with the conditions and terms provided in applicable law and in the New Market Listing Regulations, thus assuring equal treatment to the Selling Controlling Shareholder.

Sole Paragraph – For the purposes of these Bylaws, the following terms written in capital letters shall mean:

"**Controlling Shareholder**" means the shareholder or the group of shareholders bound by a shareholders' agreement or under common control which exercises the Controlling Power of the Company.

"**Selling Controlling Shareholder**" means the Controlling Shareholder upon its disposal of the Company's control.

"**Controlling Shares**" means the group of shares that ensures, whether directly or indirectly, their holders the individual and/or shared exercise of the Company's Controlling Power.

"**Outstanding Shares**" mean all shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, by the Company's administrators and those held in treasury.

"**Disposal of the Company's Control**" means the transfer to a third party, on a non-gratuitous basis, of the Controlling Shares.

"**Controlling Power**" means the power actually used to direct the corporate activities and guide the operation of the Company's bodies, whether directly or indirectly, on a factual or legal basis. There is a relative presumption of control ownership in relation to the person or group of persons bound by a shareholders' agreement or under common control (controlling group) holding the shares that ensured it the qualified majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even if not holding the shares that ensured it the qualified majority of the voting capital.

"**Economic Value**" means the value of the Company and of its shares that may be determined by a specialized firm, by applying a recognized methodology or based on another criterion that may be defined by the Securities Commission ("CVM").

Article 36 – The public offering referred to in the previous Article shall further be made:

a) in the event there is a burdensome assignment of subscription rights to shares and other instruments or rights related to securities convertible into shares, which may result in the Disposal of the Company's Control; and

b) in the event of disposal of the control of the Company's Controlling Shareholder, and in such case, the Selling Controlling Shareholder shall be obligated to inform BOVESPA about the amount ascribed to the Company in such sale and to attach the documentation that makes evidence thereof.

Article 37 – The person already holding shares of the Company and that may acquire the Controlling Power, in view of a private agreement of purchase and sale executed with the Controlling Shareholder, involving any amount of shares, shall be obligated to:

a) make the public offering referred to in Article 35 of these Bylaws; and

b) indemnify the shareholders from which he/she has purchased shares on the stock exchange within the six (6) months prior to the date of the Disposal of the Company's Control, and any difference shall be paid between the price paid to the Selling Controlling Shareholder and the price paid on the stock exchange for the shares of the Company during the same period, duly updated until payment is made in accordance with the General Consumer Price Index ("IPCA").

Article 38 – The Company shall not register any transfer of shares to the buyer of the Controlling Power or to the shareholder(s) that may hold the Controlling Power, while the shareholder(s) do(es) not subscribe the Instrument of Consent of the Controlling Parties, which shall be sent to BOVESPA immediately.

Article 39 – No Shareholders' Agreement providing for the exercise of the Controlling Power may be filed at the principal place of business of the Company, unless its signatories have subscribed the Instrument of Consent of the Controlling Parties, which shall be sent to BOVESPA immediately.

Article 40 – In the public offering for the acquisition of shares necessarily to be made by the Controlling Shareholder or by the Company for the cancellation of the registration of publicly-held company, the minimum price to be offered shall correspond to the Economic Value ascertained in the appraisal report.

Article 41 – Should the shareholders attending the Special Shareholders Meeting resolve on (i) the withdrawal of the Company from the New Market in order for their shares to be registered outside the New Market or (ii) the corporate reorganization from which the resulting company is not accepted for trading in the New Market, the shareholder, or group of shareholders, holding the Controlling Power of the Company shall make the public offering for the acquisition of the shares, the minimum price of which to be offered shall correspond to the Economic Value ascertained in an appraisal report in compliance with the applicable legal and regulatory rules.

Article 42 – The appraisal report provided in Articles 40 and 41 of these Bylaws shall be prepared by a specialized firm, with remarkable experience and independent as to the decision-making power of the Company, its administrators and controlling parties, and the appraisal report shall meet the requirements of Paragraph 1 of Article 8 of Law No. 6,404/76 and include the liability provided in Paragraph 6 of the same Article of the relevant law.

Paragraph 1 – It shall be incumbent upon the Shareholders Meeting to elect a specialized firm to be responsible for determining the Company's Economic Value, as from the presentation, by the Board of Directors, of the triple list, and the respective resolution, not including blank votes, shall be taken by the majority vote of shareholders representing the Outstanding Shares present at the Shareholders Meeting, which, if convened on first call, shall have the attendance of shareholders representing at least twenty percent (20%) of the total Outstanding Shares or, if convened on second call, may have the attendance of any number of shareholders representing Outstanding Shares.

Paragraph 2 – The cost of the preparation of the required appraisal report shall be fully borne by the offering party.

CHAPTER VII
SHARE BASE DISPERSION PROTECTION

Article 43 – Any Acquiring Shareholder (as defined in Paragraph 2 below) that reaches, whether directly or indirectly, a participation in the Outstanding Shares equal to or higher than fifteen percent (15%) of the capital stock of the Company, and that wishes to make a new acquisition of Outstanding Shares, shall be obligated to (i) make each new acquisition on the BOVESPA stock exchange, the conduction of private or over-the-counter trading being prohibited and, (ii) prior to each new acquisition, inform in writing the Investment Relations Officer of the Company and the trading officer of BOVESPA, by means of a brokerage company to be engaged to acquire the shares, of the amount of Outstanding Shares that the Acquiring Shareholder wishes to acquire, at least three (3) business days before the date scheduled for the conduction of the new acquisition of shares, in such a manner that the trading officer of BOVESPA may previously call a purchase auction to be carried out on BOVESPA's trading floor in which any interfering third parties and/or the Company may participate, at all times in compliance with the provisions of applicable law, mainly the applicable rules of the Securities Commission ("CVM") and the regulations of BOVESPA.

Paragraph 1 – Should the Acquiring Shareholder fail to comply with the obligations imposed by this Article, the Company's Board of Directors shall call a Special Shareholders Meeting, at which the Acquiring Shareholder shall not vote to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder that fails to comply with the obligation imposed in this Article, as provided in Article 120 of Law No. 6,404/76.

Paragraph 2 – For the purposes of this Article, the expression "**Acquiring Shareholder**" means any person (including, without limitation, any natural person or legal entity, investment fund, condominium, securities portfolio, universality of rights, or any other form of organization, resident, with domicile or principal place of business in Brazil or abroad), or group of persons bound by a voting agreement with the Acquiring Shareholder and/or that acts representing the same interests of the Acquiring Shareholder, that may subscribe and/or acquire the shares of the Company. The following shall be included among the examples of a person that, upon acting, represents the same interests as the Acquiring Shareholder, any person (i) that, directly or indirectly, is controlled or managed by such Acquiring Shareholder; (ii) that controls or manages, in any manner whatsoever, the Acquiring Shareholder; (iii) that, directly or indirectly, is controlled or managed by any person that controls or manages, directly or indirectly, such Acquiring Shareholder; (iv) in which the controlling party of such Acquiring Shareholder has, whether directly or indirectly, a corporate interest equal to or higher than thirty percent (30%) of the capital stock; (v) in which such Acquiring Shareholder has, whether directly or indirectly, a corporate interest equal to or higher than thirty percent (30%) of the capital stock, or (vi) that may, whether directly or indirectly, have a corporate interest equal to or higher than thirty percent (30%) of the capital stock of the Acquiring Shareholder.

Paragraph 3 - The Board of Directors may waive the application of this Article, if this is in the Company's interest.

CHAPTER VIII
ARBITRATION TRIBUNAL

Article 44 – The Company, its Shareholders, Administrators and members of the Audit Committee undertake to resolve, by means of arbitration, any and all disputes or controversies

that may arise among them related to or resulting from, especially, the application, validity, effectiveness, construal, violation and respective effects of the provisions provided in Law No. 6,404/76, in the Bylaws of the Company, in the rules published by the National Monetary Council, the Central Bank of Brazil, and the Securities Commission, as well as the other applicable rules regarding the operation of the capital market in general, in addition to those provided in the New Market Listing Regulations, New Market Participation Agreement and the Arbitration Regulations of the Market Arbitration Chamber, under the provisions of such regulations.

Sole Paragraph – Brazilian law shall be the only law applicable to the merits of any and all controversies, including to the performance, construal and validity of this arbitration clause. Arbitration shall take place in the City of São Paulo, State of São Paulo, where the arbitration award shall be rendered. Arbitration shall be managed by the Market Arbitration Chamber and shall be conducted and judged in accordance with the pertinent provisions of the Arbitration Regulations, and the parties, in accordance with the provisions of Chapter 12 of the same regulations, shall be entitled to elect by common agreement another arbitration chamber or center to resolve their controversies.

CHAPTER IX
LIQUIDATION OF THE COMPANY

Article 45 – The Company shall be liquidated in the events provided by law, and the Shareholders Meeting shall elect the liquidator or liquidators, as well as the Audit Committee that shall operate during this period, in compliance with the legal formalities.

CHAPTER X
FINAL AND TEMPORARY PROVISIONS

Article 46 – The Company shall comply with the shareholders' agreements filed at its principal place of business, it being expressly forbiden for the members of the presiding board of the Shareholders Meeting or of the Board of Directors to accept any voting statement from any shareholder, signatory of a shareholders' agreement duly filed at the principal place of business, that is rendered without compliance with the provisions agreed upon therein, and the Company shall be further prohibited to accept and proceed to the transfer of shares and/or to the encumbrance and/or assignment of the preemptive right to shares and/or to other securities that are not in compliance with the provisions and regulations of the shareholders' agreement.

Article 47 – The Company shall not extend any financing or offer any guarantees of any nature to third parties, in any manner whatsoever, for business foreign to the corporate interests.

Article 48 – Provided that the provisions of Article 45 of Law No. 6,404/76 are observed, the amount of the reimbursement to be paid to the dissenting shareholders shall be based on the equity value included in the last balance sheet approved by the Shareholders Meeting.

Article **49** – The publications provided by Law No. 6,404/76 shall be made in the Official Gazette of the State of São Paulo and in the newspaper O Estado de São Paulo.

Article 50 – The provisions of Article 43 of these Bylaws shall not apply to the shareholders or group of shareholders that, on January 26, 2006, are already holders, whether directly or indirectly, of fifteen percent (15%) or more of the total shares issued by the Company, including their heirs and successors." 4) Fixation of the number of members of the Board of Directors as being six (6), with the approval of the election of Messrs. **João Rossi Cuppoloni**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 1.662.452, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 004.563.908-63; **Edmundo Rossi Cuppoloni**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 1.934.891, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 004.232.708-34; **Roosevelt Sanches Cruz**, Brazilian, married, business administrator, bearer of Identity Card RG/SSP/SP No. 5.895.932-4, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 638.538.928-68; all with offices at Avenida Major Sylvio de Magalhães Padilha, 5.200 - Miami Building - Block C - Suite 31, in the City of São Paulo, State of São Paulo; **João Paulo Franco Rossi Cuppoloni**, Brazilian, married, electric engineer, bearer of Identity Card RG/IFP/RJ No. 07.404.345-6, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 004.165.377-74, with offices at Avenida das Américas, 500, Block 18 – suites 205 and 206 – Barra da Tijuca – Rio de Janeiro – State of Rio de Janeiro; **Marcelo Serfaty**, Brazilian, married, economist, bearer of Identity Card RG/SSP/SP No. 004.457.205-5, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 693.156.557-53, with offices at Avenida Presidente Wilson, 231, 17th floor – Rio de Janeiro, State of Rio de Janeiro; **Eleazar de Carvalho Filho**, Brazilian, married, economist, bearer of Identity Card RG/SSP/SP No. 11.620.489, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 382.478.107-78, with offices at Avenida Ataulfo de Paiva, 1351, 1st floor – Rio de Janeiro, State of Rio de Janeiro, all of them with a term of office up to the Annual Shareholders Meeting to be held after the end of financial year 2006. In the election of the Directors, as defined herein, Messrs. Cleber Agostinho Palácio de Almeida, Luciana Rossi Cuppoloni and Sérgio Pedroso Rossi Cuppoloni were not reelected by virtue of their resignation, whose terms of office ended with the signature in the instrument of investiture of the new directors and the reelected ones. 5) Fixation of aggregate and annual amounts of up to six hundred thousand Reais (R$600,000.00) as remuneration of the members of the Board of Directors and up to one million and eight hundred thousand Reais (R$1,800,000.00) as remuneration for the members of the Executive Board, each one of such bodies being responsible for allocating the amounts, by collegiate decision, as monthly remuneration for their respective members during this financial year. **Closing**: As there was nothing else to be transacted, the Chairman adjourned the meeting for the time necessary to draw up these minutes, and after reopening of the session, the minutes were read and approved and signed by the shareholders present. (sgd) João Rossi Cuppoloni – Chairman. Maria Regina Jimenez Eichenberger – Secretary. RR Trust S/A, by João Rossi Cuppoloni and Maria Regina Jimenez Eichenberger. João Rossi Cuppoloni. Roosevelt Sanches Cruz. Roplano S/A, by João Rossi Cuppoloni and Maria Regina Jimenez Eichenberger. Engeplano

Participações S/A, by João Rossi Cuppoloni and Roosevelt Sanches Cruz. Rafael Sales Guimarães by proxy - Fama Sniper Fundo de Investimento Multimercado Longo Prazo, Fama Futurewatch Fundo de Investimento em Ações, Fama Futurewatch I Fundo de Investimento em Ações, Fama Striker 28 Fundo de Investimento Multimercado Longo Prazo Fama Futurevalue Fundo de Investimento em Ações.

This is a true copy from the proper book of the Company.

São Paulo, January 26, 2006.

Maria Regina Jimenez Eichenberger

Secretary



ROSSI RESIDENCIAL S/A

NATIONAL CORPORATE TAXPAYERS REGISTER CNPJ No. 61.065.751/0001-80

PUBLICLY-HELD COMPANY

SPECIAL SHAREHOLDERS MEETING – CALL NOTICE

The Shareholders of **Rossi Residencial S/A** ("Company") are hereby invited to attend the Special Shareholders Meeting to be held on January 26, 2006, at 3:00 pm, at the Company's principal place of business, located at Avenida Major Sylvio de Magalhães Padilha, 5200, Miami Building – Block C - Suite 31 – State of São Paulo, to resolve on the following matters of the agenda: **A)** the analysis of the proposals of the Board of Directors concerning: **1)** the grouping of shares issued by the Company in the proportion of eight (8) shares per one (1), in accordance with the provisions of the referenced Proposal; **2)** the Company's adhesion to the New Market of the São Paulo Stock Exchange ("BOVESPA") by means of the signature by the Company, its administrators and controlling shareholder of the pertinent documents; **3)** the amendment and restatement of the Company's Bylaws for the purpose of changing the authorized share capital and adapting the Bylaws to the rules of Bovespa's New Market and to the grouping of the shares mentioned in item 1 above; and **4)** the election of the members of the Board of Directors to adapt the composition of the Board of Directors to the rules of Bovespa's New Market. **B)** the remuneration of the administrators. **General Instructions**: **a)** The documents related to the resolutions provided herein are available to the shareholders at the Company's principal place of business; **b)** the instruments of power of attorney should be filed at the Company's principal place of business within the maximum term of twenty-four (24) hours prior to the date scheduled for the meeting; **c)** in accordance with article 1 of CVM Ruling 165/91, as amended by CVM 282/98 Ruling, the minimum percentage of interest in the voting share capital necessary for the adoption of a multiple vote is five percent (5%); and **d)** the shareholders having their shares deposited in fungible share custody that wish to participate in the Meeting shall present a statement produced by the custodian institution confirming their respective stock positions. São Paulo, January 10, 2006. João Rossi Cuppoloni – Chairman of the Board of Directors.



ROSSI RESIDENCIAL S/A

CNPJ No. 61.065.751/0001-80

NIRE No. 35.300.108.078

MINUTES OF THE ANNUAL SHAREHOLDERS MEETING

Date, time and place: April 29, 2005, at 3 p.m., at the principal place of business located in this Capital City at Avenida Major Sylvio de Magalhães Padilha, 5200 – Miami Building – Block C - Suite 31. **Attendance**: Shareholders representing more than two thirds of the voting capital stock. **Presiding Officers**: João Rossi Cuppoloni – Chairman. Luciana Rossi Cuppoloni – Secretary. **Call Notice**: Notices published in the newspaper "Official Gazette of the State of São Paulo", editions of April 14 (page 28), 15 (page 59) and 16 (page 37), 2005 and in the newspaper "O Estado de São Paulo", editions of April 14 (page B11), 15 (page B13) and 16 (page B17), 2005. **Resolutions unanimously taken by those present and voting, excluding the ones impaired by the law**: 1) Approval of the Management Report, Balance Sheet and other Financial Statements, with Notes and Independent Auditors Report relating to the financial year ended on December 31, 2004, which documents were published in the newspaper "O Estado de São Paulo" (pages B8 and B9), edition of March 21, 2005 and in the newspaper "Official Gazette of the State of São Paulo" (pages 15, 16, 21 and 22), edition of March 19, 2005, with attendance of the representative of the company Delloitte Touche Tohmatsu Auditores Independentes, Mr. Ismar de Moura, registered with the Accounting Regional Council under CRC No. 1SP 179631/0-2. 2) Approval of the management proposal to allocate the net income in the year as follows, in an amount of R$19,301,405.43: a) R$965,070.27 for formation of the legal reserve; b) R$7,713,081.00 for payment of dividends, with no monetary restatement, as from June 28, 2005, at the ratio of R$0.01994 per common share; c) R$10,623,254.16 – retention of the balance of net income in the year, to be invested in the company's transactions. 3) Election of the members of the Board of Directors with a term of office up to the Annual Shareholders Meeting to be carried out after the end of financial year of 2007: **João Rossi Cuppoloni**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 1.662.452, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 004.563.908-63; **Edmundo Rossi Cuppoloni**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 1.934.891, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 004.232.708-34; **Luciana Rossi Cuppoloni**, Brazilian, single , economist, bearer of Identity Card RG/IFP/RJ No. 07.404.354-8, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 992.999.507-25; **Sérgio Pedroso Rossi Cuppoloni**, Brazilian, married, business administrator, bearer of Identity Card RG/SSP/SP No. 13.522.661, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 135.199.388-71; **Cleber Agostinho Palácio de Almeida**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 5.544.405, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 852.612.708-04, resident and domiciled in this Capital City and **Roosevelt Sanches Cruz**, Brazilian, married, business administrator, bearer of Identity Card RG/SSP/SP No. 5.895.932-4, registered with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 638.538.928-68, resident and domiciled in the City of Cotia – State of São Paulo, all of them with offices in this Capital City at Avenida Major Sylvio de Magalhães Padilha, 5.200 - Miami Building - Block C - Suite 31. 4) Fixation of aggregate and annual amounts of up to two hundred thousand Reais (R$ 200,000.00) for remuneration of the members of the Board of Directors and of up to eight hundred thousand Reais (R$800,000.00) for remuneration of the members of the Executive Board, each one of such bodies, by collegiate decision, being liable for attributing to each of the respective members the amounts of the monthly remuneration during this financial year. **Closing**: As there was nothing else to be transacted, the Chairman adjourned the meeting for the time necessary to draw up these minutes, and after reopening of the session, the minutes were read and approved and signed by the shareholders present. (signature) João Rossi Cuppoloni – Chairman. Luciana Rossi Cuppoloni – Secretary. By RR Trust S/A, Maria

Regina Jimenez Eichenberger. By Rossi S/A, Roosevelt Sanches Cruz. João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni. Roosevelt Sanches Cruz.

This is a true copy of the proper book of the Company.

São Paulo, April 29, 2005.

Marco Antonio Dini Pedroso

Chief-Financial Officer



ROSSI RESIDENCIAL S/A

CNPJ No. 61.065.751/0001-80

PUBLICLY-HELD COMPANY

Annual Shareholders Meeting – Call Notice

Date, time and place: April 29, 2005, at 3 p.m., at its principal place of business located at Avenida Major Sylvio de Magalhães Padilha, 5200 – Miami Building – Block C – Suite 31, in the City of São Paulo, State of São Paulo. Agenda: 1) Examination, discussion and voting of the Management Report, Financial Statements, Report of the Independent Auditors and other documents relating to the financial year ended on December 31, 2004. 2) Allocation of the net income of the financial year and distribution of dividends in an amount of R$7,713,081.00, at the ratio of R$0.01994 per share; 3) Election of the members of the Board of Directors (the minimum percentage of participation in the voting capital stock necessary to request the multiple vote is 5%, according to CVM Ruling No. 282/98); 4) Fixation of remuneration of the managers. General Instructions: a) The powers of attorney shall be deposited at the address where the Meeting is held at least twenty-four (24) hours in advance; b) The shareholders who have their shares deposited in fungible custody of shares and who wish to participate in the Meeting shall submit a statement of the custodian institution confirming their respective share ownership. São Paulo, April 13, 2005, João Rossi Cuppoloni – Chairman of the Board of Directors.

ROSSI RESIDENCIAL S.A.
Case nº 61.065.751/000180
NIRE no. 35.300.108.078



MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, time and venue: July 18, 2007, at six o'clock pm (6:00pm), at the Company's office at Avenida Major Sylvio de Magalhães Padilha nº 5200 - Edifício Miami - Bloco C - Conjunto 31, in this Capital City of the State of São Paulo. Attendance: All members of the Board of Directors. Presiding Officers: João Rossi Cuppoloni – Chairman; Edmundo Rossi Cuppoloni – Secretary. Agenda:

(i) (ii) to homologate, considering the bookbuilding procedure held on July 18, 2007, the remuneration applicable to the 1st Issuance of Simples Debentures, non convertible into shares and unsecured ("Offer"), which was authorized in the Board of Directors Meeting held on April 25, 2007 and (ii) to ratify all acts related to the Offer that were been previously exercised by the Board. Resolutions: It was approved, by unanimity of those present: (a) the remuneration applicable to the Debentures, which shall accrue interests corresponding to one hundred and six point six percent (106.6%) of the daily average rates of the *Depósitos Interfinanceiros DI* [Interfinancial Deposits] of one day, Extra-Grupo ("DI Rates"), expressed in percentile per year, based on two hundred and fifty-two (252) business days, calculated and released by CETIP, in the daily report available on their internet page (http://www.cetip.com.br), provided that, the aforementioned percentile was defined in the bookbuilding process held on July 18, 2007, accruing on the Face Value of the Debentures, pro rata temporis, as of the Date of Issuance or of the date of the last payment of the remuneration, as applicable, and payable at the end of each Capitalization Period, (b) ratify all acts related to the Offer that were performed by any officer before this date. Closing: With nothing further to be addressed, the Minutes was drafted, approved and signed by the Board of Directors members presents, aa) João Rossi Cuppoloni – Chairman; Edmundo Rossi Cuppoloni – Secretary. Edmundo Rossi Cuppoloni. Eleazar de Carvalho Filho. João Paulo Franco Rossi Cuppoloni. João Rossi Cuppoloni. Marcelo Serfaty.

This is a true copy of the original drafted in the proper company book.

São Paulo, July 18, 2007.

Edmundo Rossi Cuppoloni
Secretary

ROSSI RESIDENCIAL S.A.
CNPJ n° 61.065.751/0001-80
NIRE n° 35.300.108.078

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, time and venue: April 25, 2007, at two o'clock pm (2:00pm), at the Company's office at Avenida Major Sylvio de Magalhães Padilha n° 5200 - Edifício Miami - Bloco C - Conjunto 31, in this Capital City of the State of São Paulo. **Attendance:** The majority of the members of the Board of Directors. **Presiding Officers:** João Rossi Cuppoloni - Chairman. Edmundo Rossi Cuppoloni - Secretary. **Agenda:** (i) approval of the Debenture Public Distribution Plan ("Plan"), under CVM Instruction no. 400, of December 29, 2003 ("CVM Instruction no. 400"). In the total amount of six hundred million reais (R$600,000,000), for the period of two (2) years, (ii) the approval of the public distribution offer, by the Company, of the 1st Issuance of Simples Debentures, non convertible into shares and unsecured, (iii) the terms and conditions of the public distribution of the 1st issuance of thirty thousand (30,000) debentures, non convertible into registered and book-entry shares, unsecured, with unit valor nominal face value of ten thousand reais (R$10,000) ("Face Value"), in one single series ("Debentures"), in the total amount of three hundred million reais (R$300,000,000), considering the possibility of supplementary and additional lot, according to the limits of the applicable regulation, the market demand and, when applicable, the consent of the Leading Coordinator, as defined hereunder (the "1st Issuance" or the "Offer"); and (iv) ratify the contract, by the Company Board, of the financial institution authorized to operate in the capital market to operate as leading coordinator of the public distribution of Debentures ("Leading Coordinator of the Offer"). **Resolution:** (i) It was approved by the unanimity of those present, the Debenture Public Distribution Plan ("Plan"), under CVM Instruction no. 400, of December 29, 2003 ("CVM Instruction no. 400"). In the total amount of six hundred million reais (R$600,000,000), for the period of two (2) years, as of the date of filing with the CVM (Brazilian Securities and Exchange Commission), and the Company is thus authorized to (a) take the necessary measures to carry out the Plan including , but not limited to, the necessary acts to file the Plan with the CVM, and (b) to deal and enforce the documents necessary for the said filing. (ii) t was approved by the unanimity of those present, the public distribution offer, of Simples Debentures, non convertible into shares and unsecured, of the 1st Issuance of the Company; and (iii) based on paragraph 1 of article 59 of the Brazilian Business Corporate Act, the Directors present unanimously approved the following terms and conditions of the 1st Issuance of Debentures of the Company:

(A) Amount, Face Value and Series. 30,000 Debentures will be issued, at the unit face

value of ten thousand reais (R$10,000), single series.

(B) Total Amount. The total amount of the 1st Issuance shall be three hundred million reais (R$ 300,000,000), on the Date of Issuance, as defined below.

(C) Additional Debentures. The amount of Debentures to be distributed may, at the Company's discretion, and with no need for a new request to CVM or change of the terms of the Deed of Issuance, be increased to the an amount of twenty percent (20%) of the Debentures initially distributed ("Additional Debentures"), as set forth under article 14, paragraph 2 of CVM Instruction 400. The subscription price of the Additional Debentures, if applicable, shall be the Debentures subscription price. (D) Supplementary Lot Debentures. The Leading Coordinator shall have the option of increasing the amount Debentures to distribute to the addressees of the 1st Issuance, under the same conditions and constant price of the Deed of Issuance, to an amount no higher than fifteen percent (15%) of the initially distributed Debentures ("Debentures of the Supplementary Lot"), as set forth in article 24 of CVM Instruction 400. (E) Data of Issuance. The date of issuance ("Date of Issuance") shall be defined by the Company with the Leading com Coordinator of the Offer. (F) Convertibility, Form and Type. The Debentures shall be nominative, with book-entry, simples (non convertible into shares) and unsecured (not guarantee or preference). (G) Term and Maturity. The term of the Debentures is seven (7) years, as of the Date of Issuance ("Date of Maturity"). (H) Subscription Price and Payment. The Debentures shall be subscribed at their Face Value, plus Remuneration, calculated *pro rata temporis,* since the Date of Issuance until the date of the effective subscription ("Subscription Price"). The Debentures shall be fully paid on demand, at them moment of the subscription, in national currency. (I) Payment of Interests. The Debentures shall be entitled the payment of interests on six-month basis. (J) Amortization and Payment of the Main Amount. The main amount shall be amortized in three equal installments on the 5th, 6th and 7th years, respectively. (K) Remuneration. The Remuneration of Debentures shall be defined by means of investment intention collection procedure ("*Bookbuilding Procedure*"). (L) Placement. The Debentures shall be the subject of public distribution by the Leading Coordinator, together, if applicable, with other intermediary institutions, under the regime de firm guarantee of placement to the amount of three hundred million reais (R$ 300,000,000), after definition of the result of the Bookbuilding Procedure. The Placement of Debentures shall be made with the intermediation of financial institutions that are part of the securities distribution system. In case of exercise of the option of placement of the Additional Debentures and of the Debentures of the Supplementary Lot, the placement regime shall be of best efforts; (iv) Last, it was ratified, by the Company Board, the contract of Bank Bradesco BBI S.A. to act as Leading Coordinator of the Offer in the public distribution of the Debentures. The Company Board is hereby authorized to contract (i) in

common Agreement with the Leading Coordinator of the Offer, other intermediary renowned institutions and of acknowledged capacity of placement in similar operations and (ii) the trust agent, the mandatory bank and the bookrunner bank, the risk classification agency, the independent auditor for issuance of the comfort letter among others, being further allowed to execute the Debentures issuance deed, the placement agreement and other agreements related to the Plan and to the 1st Issuance, as well as to perform any acts necessary to carry out Plan and the 1st Issuance. **Closing:** With nothing further to be addressed, the Minutes was drafted, approved and signed by the Board of Directors members presents. *aa)* João Rossi Cuppoloni - Chairman. Edmundo Rossi Cuppoloni - Secretary. Edmundo Rossi Cuppoloni. Eleazar de Carvalho Filho. João Paulo Franco Rossi Cuppoloni. João Rossi Cuppoloni. Marcelo Serfaty. This is a true copy of the original drafted in the proper company book.

São Paulo, April 25, 2007.

Edmundo Rossi Cuppoloni
Secretary

ROSSI RESIDENCIAL S/A
Corporate Taxpayer's ID (CNPJ) 61.065.751/0001-80
Corporate Registry ID (NIRE) 35.300.108.078



MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, time and venue: February 28, 2007, at 9.00AM (local time), at the company's headquarters, located at Rua Major Sylvio de Magalhães Padilha nº 5200 – Edifício Miami – Bloco C – Conjunto 31, in the city and state of São Paulo. **Attendance**: The majority of the Board members. **Presiding Board**: João Rossi Cuppoloni – Chairman. Edmundo Rossi Cuppoloni – Secretary. **Resolutions**: To ratify the Executive Office's decision to hire Terco Grant Thornton Auditores Independentes – a Simples Company, inscribed in the Corporate Roll of Taxpayers under no.00.326.016/0001-99, headquartered in the city of São Paulo at Avenida Nações Unidas nº 13.797 – Bloco II – 20º andar, to audit the Company's financial statements, replacing Deloitte Touche Tohmatsu Auditores Independentes. **Closing**: There being no further issues to address, the meeting was closed for the drawing up of the present minutes, which were read, approved and signed by all the Board members present. **Signatures**: João Rossi Cuppoloni – Chairman. Edmundo Rossi Cuppoloni – Secretary. Edmundo Rossi Cuppoloni. Eleazar de Carvalho Filho. João Paulo Franco Rossi Cuppoloni. João Rossi Cuppoloni. Marcelo Serfaty.

This is a free English translation of the original minutes drawn up in the Company's records.

São Paulo, February 28, 2007

Edmundo Rossi Cuppoloni
Secretary



ROSSI RESIDENCIAL S/A
Corporate Taxpayers' ID (CNPJ) 61.065.751/0001-80
Company Registry (NIRE) 35.300.108.078

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, Time and Venue: June 1, 2006, at 3:00 pm (Brasília Time), at the Company's headquarters, located at Avenida Major Sylvio de Magalhães Padilha nº 5.200 – Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi, in the city and state of São Paulo. **Attendance:** All the members of the Board of Directors. **Presiding Board:** João Rossi Cuppoloni - Chairman. Edmundo Rossi Cuppoloni - Secretary. Agenda: Considering that the Board of Directors finds the buy back of shares issued by the Company convenient in view of the current positive economic scenario and attractive stock market prices, it approved, under the terms of article 21 of the Company's Bylaws and the Instruction # 10 issued by the Brazilian Securities and Exchange Commission (CVM) as of February 14, 1980 and amendments thereto, the acquisition of registered common shares issued by the Company to be maintained in treasury stock for later resale or cancellation without decreasing the Capital Stock, in compliance with the following criteria: 1) Acquisition limit, pursuant to Articles 3 and 5 of CVM Instruction # 10/80 and amendments thereto and the current ownership structure: up to 2,231,214 (two million, two hundred and thirty-one thousand, two hundred and fourteen) registered common shares, corresponding to 5% of the total outstanding shares, which, on May 31, 2006, amounted to 44,624,282 common shares; 2) Acquisition period: 365 (three hundred and sixty-five) days as of this date; 3) Acquisition price: market price; 4) Institution authorized to act as intermediary: Pactual Corretora de Títulos e Valores Mobiliários S/A, headquartered at Avenida Brigadeiro Faria Lima nº 3729 – 10º andar – parte – Itaim Bibi, in the city and state of São Paulo. **Closing:** There being no further issues to be dealt with, these Minutes were drawn up, approved and signed by all the attending Board members. Signatures: João Rossi Cuppoloni – Chairman; Edmundo Rossi Cuppoloni – Secretary; João Rossi Cuppoloni; Edmundo Rossi Cuppoloni; Roosevelt Sanches Cruz; João Paulo Franco Rossi Cuppoloni; Marcelo Serfaty; and Eleazar de Carvalho Filho.

This is a free English translation of the original instrument drawn up in the company's records.

São Paulo, June 1, 2006.

Edmundo Rossi Cuppoloni

Secretary



ROSSI RESIDENCIAL S/A
Corporate Taxpayer's ID (CNPJ/MF) #61.065.751/0001-80
Company's Registrar Number (NIRE) #35.300.108.078

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, time and venue: March 16, 2006, 6:00 PM, in the Company's headquarters at Avenida Major Sylvio de Magalhães Padilha nº 5.200 – Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi – São Paulo – SP. **Attendance:** All members of the Board of Directors. **Coordination of the Meeting:** João Rossi Cuppoloni - Chairman. Maria Regina Jimenez Eichenberger - Secretary. **Agenda:** (i) Approve the increase of the Company's capital stock, within the limits of the authorized capital stock, through the issuance of common shares to meet the additional demand due to exercise of the green shoe option, in accordance with the clause 2.3 of the Company Common Shares Offering Contract signed on February 13, 2006 ("Shares Offering Contract) by the coordinators of the Company's public shares offering previously approved by this Board on February 13, 2006. **Deliberated Issues:** The deliberated issues were as follows: **(i)** due to exercise of the green shoe option, in accordance with the clause 2.3 of the Company Common Shares Offering Contract, the increase of Company's capital stock within its authorized limits were approved; the increase totaled R$ 57,020,530.50, and the capital stock increased from R$ 388,096,604.80 to R$ 445,117,135.30, through the issuance of 4,500,000 book-entry, common shares with no par value, at a price of R$ 25.00 per share. Of this issuance price, R$ 12.671229 will be destined to the capital stock account and R$ 12.328771 will be destined to the capital reserve, in the shares issuance goodwill account, in accordance with the sole paragraph of the Article 14 of the Law #6,404/76; therefore, of the total amount resulting from the additional shares issued R$ 57,020,530.50 will be destined to the capital stock account and R$ 57,479,469.50 will be destined to the capital reserve, in the shares issuance goodwill account. The shares will be issued excluding the preferred rights of the current shareholders of the Company, in accordance with article 172 of Law#6,404/76, and according to the Article 6 of the Company's Bylaws. The shares issued are entitled to the voting right and full dividends and all other rights inherent to the Company's stockholders starting at the settlement date of these additional shares. Shares will be considered paid-in upon payment in Country's currency, until 4:00 PM of the financial and real settlement date of these additional shares. The settlement

date is March 21, 2006. **Closure:** Having nothing further to discuss, these minutes were drawn up, approved and signed by all members of the Board of Directors. Signatures) João Rossi Cuppoloni – Chairman. Maria Regina Jimenez Eichenberger– Secretary. João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Roosevelt Sanches Cruz. João Paulo Franco Rossi Cuppoloni. Marcelo Serfaty. Eleazar de Carvalho Filho. This is a true copy of the Company's proprietary book. São Paulo, March 16, 2006.

Maria Regina Jimenez Eichenberger
Secretary

ROSSI RESIDENCIAL S/A

NATIONAL CORPORATE TAXPAYERS REGISTER CNPJ No. 61.065.751/0001-80

STATE REGISTRATION No. 35.300.108.078

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, Time and Place: February 14, 2006 at 10:00 am, at the company's principal place of business located at Avenida Major Sylvio de Magalhães Padilha, No. 5200, Miami Building – Block C - Suite 31 - Jardim Morumbi – São Paulo -- State of São Paulo. **Attendance**: All members of the Board of Directors. **Presiding Board**: João Rossi Cuppoloni – Chairman. Maria Regina Jimenez Eichenberger – Secretary. **Agenda and Resolutions to be taken by unanimous vote**: after the analysis of the foregoing documents, the Board of Directors verified the subscription of the totality of the twenty-six million (26,000,000) common shares issued in the Company's capital increase approved by this Board of Directors in a meeting held on February 13, 2006, and ratified the increase of the capital stock. In view of the foregoing, the Company's capital stock was increased from two hundred and thirty million, seven hundred and thirty-two thousand, two hundred and seventy Reais and sixty-one cents (R$230,732,270.61), divided into forty-eight million, three hundred and fifty-one thousand, eight hundred and fourteen (48,351,814) registered non-par common shares, to three hundred and eighty-eight million, ninety-six thousand, six hundred and four Reais and eighty cents (R$388,096,604.80), divided into seventy-four million, three hundred and fifty-one thousand, eight hundred and fourteen (74,351,814) book-entry non-par common shares. **Closing**: As there was no further business to be discussed, these Minutes were drawn up, approved and signed by all members of the Board of Directors. (sgd) João Rossi Cuppoloni – Chairman. Maria Regina Jimenez Eichenberger - Secretary. João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Roosevelt Sanches Cruz. João Paulo Franco Rossi Cuppoloni. Marcelo Serfaty. Eleazar de Carvalho Filho.

The foregoing is a true and correct copy extracted from the company's proper book.

São Paulo, February 14, 2006.

Maria Regina Jimenez Eichenberger

Secretary

viv/cs/sa119b.doc

12/21/2007

ROSSI RESIDENCIAL S/A

NATIONAL CORPORATE TAXPAYERS REGISTER CNPJ No. 61.065.751/0001-80

STATE REGISTRATION No. 35.300.108.078

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, Time and Place: February 13, 2006, at 6:00 pm, at the company's principal place of business located at Avenida Major Sylvio de Magalhães Padilha, No. 5200, Miami Building – Block C - Suite 31 - Jardim Morumbi, São Paulo – State of São Paulo. **Attendance**: All members of the Board of Directors. **Presiding Board**: João Rossi Cuppoloni – Chairman. Maria Regina Jimenez Eichenberger – Secretary. **Resolutions: i)** to approve the Company's capital increase, within the limit of the authorized capital, by means of the issuance of common shares to be distributed by a primary public offering in Brazil ("Primary Offering"), on a non-organized over-the-counter market, under a system of firm liquidation guarantee and, further with efforts for placement abroad, by means of the investment mechanisms regulated by the National Monetary Council, the Central Bank of Brazil and the Securities Commission ("CVM"), in the United States of America, for qualified institutional investors, as defined in Rule 144A published by the Securities and Exchange Commission ("SEC"), in transactions exempt from registration in compliance with the provisions of the Securities Act of 1933 ("Securities Act") and with the regulations published under the Securities Act and in other countries, in accordance with the applicable law of the country of domicile of each investor and in compliance with Regulation S published by SEC. A secondary public offering shall be made simultaneously, whereby the common shares of the Company held by one or more of our controlling shareholders shall be subject matter of a public distribution ("Secondary Offering" and, jointly with the Primary Offering, "Public Offering"); (ii) to establish the price for the issuance of the shares of a capital increase and respective justification; (iii) to determine the allocation of the funds arising from the Public Offering between the capital account and the capital reserve fund; (iv) to exclude the preemptive right of the Company's shareholders in the subscription of new common shares; (v) to determine the form of subscription and payment of the shares to be issued; (vi) to determine the rights that the shares to be issued shall grant to their holders; (vii) to approve the Final Offering Memorandum used in the Public Offering; (viii) to authorize the Company's Executive Board to take all measures and perform all acts necessary for the attainment of the Company's share capital increase, within the limit of the authorized capital, as well as, in compliance with the Company's form of representation, perform any and all acts necessary or convenient for the attainment of the Public Offering; and (ix) to allocate the funds to be earned by the Company as a result of the capital increase. **Resolutions**: The following resolutions were taken by unanimous vote: **(i)** the Company's capital increase was approved within the limit of the authorized capital, in the amount of one hundred and fifty-seven million, three hundred sixty-four thousand, three hundred and thirty-four Reais and twenty-nine cents (R$157,364,334.29), which shall be increased from two hundred and thirty million, seven hundred and thirty-two thousand, two hundred and seventy Reais and sixty-one cents (R$230,732,270.61) to three hundred and eighty-eight million, ninety-six thousand, six hundred and four Reais and eighty cents (R$388,096,604.80) with the issuance of twenty-six million (26,000,000) common shares ("Offering Shares"), all of them registered, book-entry and non-par, which shall be subject matter of the Primary Offering. Such increase was made by means of the issuance of twenty million (20,000,000) common shares related to the base offer and six million (6,000,000) additional shares resulting from the Company's exercise of the over allotment option, in accordance with the provisions of article 14, paragraph 2, of CVM Ruling 400. **(ii)** An issuance price of the Offering Shares of twenty-five Reais (R$25.00) per share was approved. The issuance price was

calculated based on the market value criterion, after book-building and the conclusion of the procedure of investment intention collection carried out by the financial institutions that coordinate the Public Offering, and the intentions of the institutional investors for the subscription and acquisition of the Offering Shares were considered, in accordance with the provisions of paragraph 1, item III, and paragraph 7 of article 170 of Law No. 6,404/76 and of CVM Ruling No. 400, of December 29, 2003, which is the most appropriate criterion to determine the fair price of the Offering Shares. **(iii)** The allocation of the funds of the Primary Offering was approved as follows: of the issuance price of each Offering Share, R$6.052474 shall be destined to the capital account and R$18.947526 shall be destined to the capital reserve fund, in an account for premium upon the subscription of shares, as provided in the sole paragraph of article 14 of Law No. 6,404/76 in such a manner that, of the total amount of the Primary Offering, one hundred and fifty-seven million, three hundred and sixty-four thousand, three hundred and thirty-four Reais and twenty-nine cents (R$157,364,334.29) shall be destined to the capital account and four hundred and ninety-two million, six hundred and thirty-five thousand, six hundred and sixty-five Reais and seventy-one cent (R$ 492,635,665.71) shall be destined to the capital reserve fund, in an account for premium upon the subscription of shares. **(iii)** The exclusion of the preemptive right of the current shareholders of the Company was approved upon the subscription of the Offering Shares, in compliance with the provisions of article 172 of Law No. 6,404/76. **(iv)** The Offering Shares shall be paid-in on demand, upon subscription, in Brazilian currency. **(v)** The Offering shares shall have the same rights granted to the other common shares of the Company, in accordance with the provisions of the Company's Bylaws and applicable law, having the right to vote and to fully receive dividends and other profits of any nature that may be reported by the Company as from the physical and financial liquidation of the Primary Offering, which shall occur on February 17, 2006, and such date may be extended by common agreement between the Company and its Coordinators, in compliance with the limit of six (6) months set forth in article 18 of CVM Ruling 400. **(vi)** The full content of the Final Offering Memorandum was approved. **(vii)** The Executive Officers shall be vested with full powers to perform any and all acts necessary or convenient for the attainment of the public distribution mentioned above, especially in relation to the representation powers of the Company before CVM, the Central Bank of Brazil, the São Paulo Stock Exchange ("BOVESPA") and the Brazilian Custody and Settlement Company ("CLBC"), being allowed to perform any acts before such authorities and other entities and/or to negotiate and sign any agreements, notices, certificates, documents or instruments that are related to the distributions and deemed to be necessary or convenient for their attainment, and the acts already performed are hereby ratified. The grant to Banco Pactual S.A. of an option for the distribution of one additional lot of up to four million and five hundred thousand (4,500,000) common shares, within the sphere of the Primary Offering, is hereby further approved to be carried out within thirty (30) days counted as from publication of the initial notice to meet any excessive demand that may be verified jointly by the Coordinators of the Offering in the course of the Public Offering, on the same price conditions of the shares initially offered. **(viii)** The use of the funds to be obtained by means of the Company's capital increase was approved for mainly: (a) sixty-five point eight million Reais (R$65.8) to settle all Company debts with its controlling shareholders, resulting from recent acquisitions of Specific Purpose Companies, (b) thirty-one point two million Reais (R$31.2) to settle banking debts and (c) the balance to buy land and increase the number of new undertakings in line with the current activities of the Company, including working capital. **Closing**: As there were no further issues to be discussed, these Minutes were drawn up, approved and signed by all members of the Board of Directors. (sgd) João Rossi Cuppoloni – Chairman. Maria Regina Jimenez Eichenberger – Secretary. João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Roosevelt Sanches Cruz. João Paulo Franco Rossi Cuppoloni. Marcelo Serfaty, Eleazar de Carvalho Filho.

The foregoing is a true and correct copy extracted from the company's proper book.

São Paulo, February 13, 2006.

Maria Regina Jimenez Eichenberger

Secretary

viv/cs/sa119a.doc

12/21/2007

ROSSI RESIDENCIAL S/A

NATIONAL CORPORATE TAXPAYERS REGISTER CNPJ No. 61.065.751/0001-80

STATE REGISTRATION No. 35.300.108.078

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, Time and Place: January 26, 2006 at 3:30 pm, at the company's principal place of business located at Avenida Major Sylvio de Magalhães Padilha, No. 5200, Miami Building – Block C - Suite 31 - Jardim Morumbi, São Paulo, State of São Paulo. **Attendance**: All members of the Board of Directors. **Presiding Board**: João Rossi Cuppoloni – Chairman. Roosevelt Sanches Cruz – Secretary. **Resolutions**: **I)** to elect, for the position of Chairman of the Board of Directors, Mr. João Rossi Cuppoloni and, for the position of Vice-Chairman, Mr. Edmundo Rossi Cuppoloni. **II)** to elect the officers, with a term of office until the Annual Shareholders Meeting to be held after the expiration of the fiscal year of 2008 and with the remuneration approved at the aforementioned Annual Shareholders Meeting on January 26, 2006, in accordance with the New Market regulations, changing positions and titles, as provided in the current new Bylaws approved at the relevant special shareholders meeting, establishing that the Executive Board is hereby composed of the following officers: **Superintendent Officer - Heitor Cantergiani**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 4.712.223, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 397.112.008-30; **Investor Relations Officer – Sergio Pedroso Rossi Cuppoloni**, Brazilian, married, business administrator, bearer of Identity Card RG/SSP/SP No. 13.522.661, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 135.199.388-71; **Officers: Marco Antonio Dini Pedroso**, Brazilian, married, economist, bearer of Identity Card RG/SSP/SP No. 3.157.371-X, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 056.200.828-49; **Renata Rossi Cuppoloni**, Brazilian, single, economist, bearer of Identity Card RG/IFP/RJ No. 07.394.967-9, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 011.233.497-03, and **Alcides Gonçalves Júnior**, Brazilian, married, building technician, bearer of Identity Card RG/SSP/SP No. 6.558.048, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 031.154.288-39, all of them resident and domiciled in this Capital city and with offices at Avenida Major Sylvio de Magalhães Padilha, 5200, Miami Building – Block C – Suite 31, São Paulo – State of São Paulo. **Closing**: As there were no further issues to be discussed, these Minutes were drawn up, approved and signed by all members of the Board of Directors. (sgd) João Rossi Cuppoloni. Edmundo Rossi Cuppoloni, Roosevelt Sanches Cruz, João Paulo Franco Rossi Cuppoloni, Marcelo Serfaty, Eleazar de Carvalho Filho.

The foregoing is a true and correct copy extracted from the company's proper book.

São Paulo, January 26, 2006.

Marco Antonio Dini Pedroso

Officer

viv/cs/sa119c.doc

12/21/2007

PROPOSALS OF THE BOARD OF DIRECTORS TO BE RESOLVED AT A SPECIAL SHAREHOLDERS MEETING

WHEREAS

A) the Company shall make a public offering of common shares and intends to adhere to the New Market of the São Paulo Stock Exchange ("BOVESPA"),

B) the general recommendation of the relevant class associations and of BOVESPA is that publicly-held companies should group their shares, among other initiatives, in order to obtain higher liquidity for their shares;

C) it is necessary to approve an amendment to the Company's Bylaws at a meeting;

D) the provisions of Article 11 of the Company's Bylaws grant the Board of Directors the authority to call Special Shareholders Meetings;

RESOLUTION

To approve the proposal to proceed to the grouping of the 386,814,516 common shares representing the capital stock of the Company, in the proportion of eight (8) currently existing common shares for each one (1) common share after such grouping, in accordance with the provisions of article 12 of Law No. 6,404/76, for the purpose of adjusting the value of the listing of the shares in the market to a more attractive level for trading. If this proposal is approved, the capital stock of the Company shall be divided into 48,351,814 common shares, all of which registered and non-par, and the controlling shareholder hereby undertakes to assign, to each shareholder of the Company, without any burden, the number of shares that are necessary and sufficient to complete any fractions upon the creation of a new share, in view of the fact that no further fractions of shares shall exist for the other shareholders of the Company.

To approve the adhesion of the Company to the New Market and the amendment of the Company's Bylaws, attached to this proposal, to adapt them to the rules of the New Market and to the aforesaid grouping of shares, if approved.

To approve the election, in accordance with the provisions of Article 17 of the Bylaws, of the new members of the Company's Board of Directors.

BYLAWS OF

ROSSI RESIDENCIAL S.A

CHAPTER I
NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

Article 1 - **ROSSI RESIDENCIAL S.A.** is a joint-stock company ("Company") governed by these Bylaws and by applicable law.

Article 2 – The Company has its principal place of business and legal domicile in the city of São Paulo, State of São Paulo, at Avenida Major Sylvio de Magalhães Padilha, No. 5.200 – Miami Building – Block C – Suite 31.

Sole Paragraph – The Company may open branches, warehouses, offices and any other establishments in Brazil or abroad upon resolution of the Executive Board.

Article 3 - The purpose of the Company is the purchase and sale of real estate, land subdivisions and real estate development and construction of real properties for sale.

Sole Paragraph – In order to achieve the business purpose, the Company may acquire an interest in other companies for a specific purpose, organized for the development of real estate undertakings and taking part in associations or consortiums with other companies.

Article 4 – The Company shall operate for an indefinite term of duration.

CHAPTER II
SHARE CAPITAL

Article 5 – The Company's subscribed and paid-in share capital is two hundred and thirty million, seven hundred thirty-two thousand, two hundred and seventy Reais and sixty-one cents (R$230,732,270.61) divided into forty-eight million, three hundred and fifty-one thousand, eight hundred and fourteen (48,351,814) common, registered, book-entry and non-par shares.

Article 6 – The Company is authorized to increase, regardless of a resolution of the Shareholders Meeting and amendment to the Bylaws, the capital stock up to the additional amount of one hundred million (100,000,000) common, registered, book-entry and non-par shares, totaling one hundred and forty-eight million, three hundred and fifty-one thousand, eight hundred and fourteen (148,351,814) common shares, and it shall be incumbent upon the Board of Directors to establish the number of shares to be issued for distribution in Brazil or abroad, in a public or private manner, the price and the other conditions for subscription and full payment, as well as to resolve on the preemptive right, in compliance with the rules provided by law and the Bylaws.

Paragraph 1 - The Company may, within the limits of the authorized capital and in accordance with the plan approved by the Shareholders Meeting, grant stock purchase options to its administrators or employees, or individuals that provide services to the Company or to a company under its control, as resolved by the Board of Directors, in compliance with the rules provided in the Bylaws and in applicable law, the preemptive right of the shareholders not being applied.

Paragraph 2 – The Company shall not issue founders' shares.

Article 7 – The capital stock shall be represented by common shares only, and each common share shall correspond to the right to one vote in the resolutions of the shareholders.

Article 8 – All Company shares shall be book-entry and, on behalf of their holders, shall be kept in a trust account at a financial institution authorized by the Securities Commission elected by the Company, in compliance with the provisions of Articles 34 and 35 of Law No. 6,404, of December 15, 1976 ("**Law No. 6,404/76**") and other applicable law.

Article 9 – In the event of a capital increase due to the subscription of new shares, the issuance of debentures convertible into shares and/or subscription bonuses, the shareholders shall have a preemptive right for the subscription of such securities, as provided in Article 171 of Law No. 6,404/76.

Sole Paragraph - In the event of a capital increase due to the subscription of new shares, the issuance of debentures convertible into shares and/or subscription bonuses, the placement of which is made by means of (i) sale on the stock exchange or public subscription; or (ii) exchange of shares, in a public offering of acquisition of control, the Board of Directors may exclude or reduce the legal term for the exercise of the preemptive right.

Article 10 - The Company may, by resolution of the Board of Directors, acquire its own shares for subsequent cancellation or disposal, provided that the conditions and requirements set forth in Article 30 of Law No. 6,404/76 and other applicable legal provisions are observed.

CHAPTER III
SHAREHOLDERS MEETING

Article 11 - The Shareholders Meeting shall meet on an annual basis once a year and on a special basis when called in accordance with the provisions of the law or of these Bylaws.

Paragraph 1 – The resolutions of the Shareholders Meeting shall be taken by majority vote.

Paragraph 2 – The Shareholders Meeting shall only resolve on the matters of the agenda as provided in the respective call notices.

Paragraph 3 – At Shareholders Meetings, the shareholders shall present, at least seventy-two (72) hours in advance, in addition to the identify card, proof of the respective shareholding issued by the institution providing the book-entry services.

Article 12 – The Shareholders Meeting shall be convened and presided over by the Chairman of the Board of Directors and assisted by an attending shareholder chosen by the Chairman.

Sole Paragraph – In the absence of the Chairman of the Board of Directors or his substitute, the Chairman and the Secretary of the Presiding Board of the Shareholders Meeting shall be elected by the attending shareholders.

Article 13 – It shall be incumbent upon the Shareholders Meeting, in addition to the assignments provided by law, to:

I. elect and remove from office, at any time, the members of the Board of Directors and of the Audit Committee, if convened;

II. annually take the accounts of the administrators and resolve on the financial statements presented by them;

III. fix the aggregate fees of the members of the Board of Directors and of the Executive Board, as well as the remuneration of the members of the Audit Committee, if convened;

IV. attribute dividends in the form of shares and decide on any splitting or grouping of shares;

V. approve programs for the granting of share purchase or subscription options to its administrators and employees, including the administrators and employees of other companies that are controlled directly or indirectly by the Company;

VI. resolve, in accordance with a proposal presented by the administration, on the allocation of the profits of the fiscal year and distribution of dividends;

VII. resolve on the transformation, consolidation, merger and spin-off of the Company, its dissolution and liquidation, elect the liquidator, as well as the Audit Committee that will operate during the liquidation period;

VIII. resolve on the withdrawal of the Company from the New Market ("**New Market**") of the São Paulo Stock Exchange – BOVESPA ("**BOVESPA**") in the events provided in Article 41 of these Bylaws; and

IX. choose a specialized firm to be responsible for the preparation of the appraisal report on the shares of the Company, in the event of cancellation of registration of a publicly-held company or withdrawal from the New Market, as provided in Chapter VI of these Bylaws, among the firms indicated by the Board of Directors.

Sole Paragraph – The Chairman of the Meeting shall comply and cause compliance with the provisions of the shareholders' agreements filed at the Company's principal place of business, and votes contrary to the contents of such agreements shall not be computed.

CHAPTER IV
ADMINISTRATION BODIES

Article 14 – The Company shall be managed by a Board of Directors and by an Executive Board.

Paragraph 1 – Investiture in the position shall be made by means of an instrument drawn up in a specific book, signed by the invested administrator, and no management bond shall be required.

Paragraph 2 – The administrators shall remain in their positions until the investiture of their substitutes.

Article 15 – The Shareholders Meeting shall fix an aggregate annual amount for distribution among the administrators and the Board of Directors shall make the distribution of the amount individually, in compliance with these Bylaws.

Article 16 – Any administration bodies may validly meet with the attendance of the majority of their members and shall resolve by means of the majority of the attendees.

Sole Paragraph – A prior call notice of the meeting, as a condition for its validity, shall not be required if all members are present, and for such purpose the votes cast by delegation to another member or in writing shall be accepted.

Board of Directors

Article 17 – The Board of Directors shall be composed of at least five (5) and at most eleven (11) members, one designated Chairman, one designated Vice-Chairman and the others designated Members of the Board of Directors, elected at the Shareholders Meeting, for a term of one (1) year, reelection being permitted.

Paragraph 1 - At least twenty percent (20%) of the Members of the Board of Directors shall be Independent Members, and the members elected as provided in Article 141, Paragraphs 4 and 5 of Law No. 6,404/76 shall be also deemed Independent Members.

Paragraph 2 – For the purposes of this Article, the expression "**Independent Member**" shall mean the Member of the Board of Directors who (i) has no relationship with the Company, except for a shareholding; (ii) is not a Controlling Shareholder (as defined in Article 35, Sole Paragraph of these Bylaws), spouse or second-degree relative, at most, of the former, or is not or has not been over the last three (3) years related to the Company or entity related to the Controlling Shareholder (persons related to public teaching and/or research institutions are excluded from this restriction); (iii) has not been, over the last three (3) years, an employee or officer of the Company, of the Controlling Shareholder or of a company controlled by the Company; (iv) is not a supplier or buyer, whether direct or indirect, of services and/or products of the Company, in such a magnitude that would cause loss of independence; (v) is not an employee or administrator of the Company or entity that is offering or demanding services and/or products for the Company; (vi) is not a spouse or second-degree relative, at most, of any administrator of the Company; (vii) does not receive remuneration from the Company other than that of Member of the Board of Directors (amounts in cash yielded by shareholdings shall be excluded from this restriction).

Paragraph 3 – The Members of Board of Directors shall be vested in their office upon signing an instrument drawn up in the proper book. The Members of the Board of Directors shall remain in their offices and perform their functions until their substitutes are elected, except as otherwise resolved at the Shareholders' Shareholders Meeting. The investiture shall be subject to the signature of an Instrument of Administrators' Consent, in accordance with the provisions set forth in the New Market Listing Regulations, and the Members of the Board of Directors shall, immediately after investiture in their offices, inform BOVESPA of the amount and characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

Paragraph 4 – A Member of the Board of Directors shall have a good reputation, and an individual shall not be elected, unless approved by the Shareholders Meeting, if he/she (i) holds any office in companies that may be deemed to be competitors of the Company or (ii) has or represents any interest conflicting with the Company's interests. The right to vote shall not be exercised by the Member of the Board of Directors if the same impediment factors are typified on a supervening basis.

Paragraph 5 – The exercise of the right to vote shall be prohibited, as provided in Article 115, Paragraph 1 of Law No. 6,404/76, in the election of the Members of the Board of Directors, in circumstances that typify a conflict of interest with the Company.

Paragraph 6 – A Member of the Board of Directors shall not have access to any information or take part in meetings of the Board of Directors, related to matters in which he/she may have an interest or which represent an interest conflicting with the interests of the Company.

Article 18 – In the election of the Members of the Board of Directors, the Shareholders Meeting shall first determine, by majority vote, the number of Members of the Board of Directors to be elected.

Article 19 – It shall be incumbent upon the Members of the Board of Directors, at its first meeting, to indicate by majority vote the Chairman and the Vice-Chairman.

Paragraph 1 – In the resolutions of the Board of Directors, the Chairman, in addition to his own vote, shall be entitled to a casting vote, in the event of a tie vote.

Paragraph 2 – In the event of temporary impediment or vacancy of the position, the Chairman shall be replaced by the Vice-Chairman until the next Shareholders Meeting is held or, in his absence, by the Member of the Board of Directors whose term of office as member of the Board of Directors was longer or, in his absence, by the oldest Member of the Board of Directors.

Paragraph 3 – In the event of impediment or vacancy of the position of acting Member of the Board of Directors, the Board of Directors shall call a Shareholders Meeting to occupy the respective position.

Article 20 – The Board of Directors shall meet regularly four times a year and extraordinarily at all times it is called by its Chairman or by the majority of its members. The meetings of the

Board may be held exceptionally by conference call, videoconference, email or by any other means of communication.

Paragraph 1 – The call notices for the meetings shall be made at least seventy-two (72) hours in advance.

Paragraph 2 – All resolutions of the Board of Directors shall be drawn up in the respective Board of Directors' book and signed by the attending Members.

Paragraph 3 – At the meetings of the Board of Directors the vote by delegation cast in favor of another Member of the Board of Directors, a written vote cast in advance and a vote cast by facsimile, email or any other means of communication shall be accepted, and the members voting in accordance with the foregoing shall be considered present.

Article 21 – It shall be incumbent upon the Board of Directors, in addition to other assignments that are provided by law or these Bylaws:

I. to carry out the normative functions related to the activities of the Company, being allowed to call for relevant examination and resolution any matter not comprising the private authority of the Shareholders Meeting or of the Executive Board;

II. to establish the general business policy of the Company;

III. to elect and remove from office the Officers of the Company;

IV. to call a Shareholders Meeting when deemed convenient, or in the event of Article 132 of Law No. 6,404/76;

V. to inspect the management of the Officers, examining, at any time, the books and documents of the Company and requesting information on agreements executed or to be executed and any other acts;

VI. to verify the quarterly results of the business operations of the Company;

VII. to elect and dismiss the independent auditors;

VIII. to call the independent auditors to render any clarification deemed necessary;

IX. to analyze the Management Report and the accounts of the Executive Board and resolve on their submittal to the Shareholders Meeting;

X. to determine the conduction of inspections, auditing or taking of accounts at the Company's subsidiaries, controlled or associated companies, as well as at foundations sponsored by the Company;

XI. to voice previously its opinion on any matter to be submitted to the Shareholders Meeting;

XII. to authorize the issuance of the Company's shares, within the limits authorized by these Bylaws, establishing their issuance conditions, including their price and payment term, being further allowed to exclude or decrease the preemptive right related to the issuance of shares, subscription bonuses and convertible debentures, the placement of which is made by means of sale on the stock exchange or by means of public subscription or public offering for acquisition of control in accordance with the legal provisions;

XIII. to resolve on the acquisition by the Company of shares issued by the Company to be held in treasury and/or to be subsequently cancelled or disposed of;

XIV. to propose, to be resolved at a Shareholders' Meeting, programs to grant share purchase or subscription options of shares to its administrators and employees, including the administrators and employees of other companies that are controlled, whether directly or indirectly, by the Company, and no preemptive right shall be granted to the shareholders;

XV. to authorize the issuance of any credit instruments for raising funds, whether bonds, notes, commercial papers, and others of common use in the market, further resolving on their issuance and redemption conditions;

XVI. to establish the amount of profit sharing of the officers, managers and employees of the Company;

XVII. to resolve on the issuance of ordinary debentures, not convertible into shares and without *im rem* guarantee;

XVIII. to define the triple list of the companies specialized in corporate economic evaluation, for the preparation of an appraisal report related to the Company's shares, in the event of cancellation of the registration of publicly-held company or withdrawal from the New Market;

XIX. to define, in compliance with the rules of these Bylaws and applicable law, the order of its work and issue regulating rules for its operation; and

XX. to approve the engagement of a depositary institution that provides share book-entry services.

Executive Board

Article 22 - The Executive Board shall be composed of at least two (2) and at most six (6) officers, elected and subject to removal from office at any time by the Board of Directors, whether shareholders or not, whose term of office shall be three (3) years, and who may be reelected, one designated Superintendent Officer, one designated Investor Relations Officer and the others designated Officers without specific title.

Paragraph 1 – The Officers shall be vested in their offices upon signing an instrument drawn up in the proper book, in compliance with the legal provisions, and no management bond shall be required. The investiture shall be subject to the signature of an Instrument of Administrators' Consent, in accordance with the provisions set forth in the New Market

Listing Regulations, and the Members of the Executive Board shall, immediately after investiture in their offices, inform BOVESPA of the amount and characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

Paragraph 2 – In the event of their impediment or absence, the Superintendent Officer shall be replaced by any other officer, elected by the majority of the officers, who shall assume the Superintendency cumulatively until the next meeting of the Board of Directors is held, which shall designate a substitute for the remaining management term.

Paragraph 3 – The other Officers shall be replaced, in the event of absence or temporary impediment, by another Officer elected by the Executive Board. The Executive Board shall, in the event of vacancy, provide a temporary substitute until the Board of Directors elects its final substitute for the remaining management term.

Article 23 – Provided that the legal provisions and the pertinent provisions of these Bylaws are observed, including the resolutions of the Shareholders Meeting and the assignments of the Board of Directors, it shall be incumbent upon the Executive Board:

I. to manage the Company;

II. to direct and distribute the services and the tasks related to the internal administration of the Company;

III. to direct and supervise the accounting services of the Company;

IV. to prepare the Management Report, the Accounts and the Financial Statements of the Company, to be analyzed by the Board of Directors and resolved at a Shareholders' Meeting; and

V. to resolve on the creation or extinction of branches, agencies, warehouses, offices and other establishments in Brazil or abroad.

Article 24 – It shall be incumbent upon the Superintendent Officer, in addition to coordinating the actions of the Officers and directing the performance of the general planning activities of the Company:

I. to call and preside over the meetings of the Executive Board; and

II. to keep the members of the Board of Directors informed about the Company's activities and the development of its operations.

Article 25 – It shall be incumbent upon the Officers, in compliance with the specific assignments pertinent to their office, to administrate and manage the corporate business, observing the determinations of the Board of Directors.

Sole Paragraph – It shall be incumbent upon the Investor Relations Officer to represent the Company before the Securities Commission, shareholders, stock exchange, the Central Bank of Brazil and other bodies related to capital market activities.

Article 26 – The meetings of the Executive Board shall be preceded by the call of all of its members by the Superintendent Officer and shall be held with the attendance of the majority of its members and its resolutions shall be taken by the majority of the attendees, and the Superintendent Officer shall, in addition to his own vote, have the casting vote.

Article 27 – The Company shall be bound before third parties, and such parties shall be released from any liability before the Company, only in relation to acts, agreements, commercial papers, documents and papers that were signed by two Officers or by one Officer with one attorney-in-fact or by two attorneys-in-fact, regardless of the express authorization of the Shareholders Meeting or the Board of Directors.

Sole Paragraph – Any of the Officers or attorney-in-fact individually may (i) represent the Company in court and, (ii) issue receipts and give release, and obtain the release of bonds and from public or private entities.

Article 28 – The powers of attorney shall be granted, at all times on behalf of the Company, by two officers and their term of office shall specify their duration and the powers granted, except for powers of attorney granted for judicial purposes.

Audit Committee

Article 29 – The Company's Audit Committee with the assignments provided by law shall be composed of three (3) members and the same number of alternates and shall only be convened upon call notice of the shareholders, in accordance with the legal provisions.

Sole Paragraph – The members of the Audit Committee shall take office upon signing the respective instrument drawn up in the proper book. The investiture shall be conditioned to the execution of the Instrument of Consent of the members of the Audit Committee, in accordance with the provisions of the New Market Listing Regulations, and the members of the Audit Committee shall, immediately after their investiture in the position, inform BOVESPA about the amount and the characteristics of the securities issued by the Company that are held by them, whether directly or indirectly, including their derivatives.

CHAPTER V
DISTRIBUTION OF PROFITS

Article 30 – The fiscal year shall start on January 1st and end on December 31st of each year, on which occasion the financial statements required by Law No. 6,404/76 and supplementary law shall be prepared.

Paragraph 1 - The Company and its administrators shall, at least once a year, hold a public meeting with analysts and any other interested parties to disclose information as to the economic and financial situation, projects and perspectives of the Company.

Paragraph 2 – The Executive Board may, at its discretion, prepare quarterly balance sheets and based thereon dividends may be reported and paid, in compliance with the Bylaws and the legal formalities, and the Executive Board may further declare interim dividends in accordance with the provisions of Paragraph 2 of Article 204 of Law No. 6,404/76.

Article 31 - The Company shall distribute, in each financial year, mandatory dividends of at least twenty-five percent (25%) of the adjusted net profit, calculated in accordance with the provisions of Article 202 of Law No. 6,404/76.

Article 32 – The Board of Directors may pay or credit to the shareholders interest on the Company's equity, as provided in applicable law, which shall be attributed to the amount of the statutory dividend, including such amount in the amount of the dividends distributed by the Company.

Article 33 – Pursuant to the provisions of Article 190 of Law No. 6,404/76, the Shareholders Meeting that approves the accounts of the fiscal year may determine the distribution of up to ten percent (10%) of the results of the fiscal year, after the adjustment determined by Article 189 of Law No. 6,404/76, to the administrators of the Company, by way of corporate profit sharing.

Paragraph 1 – The distribution of profit sharing in favor of the administrators shall only occur in the fiscal years in which the shareholders are secured the payment of the mandatory minimum dividend provided in these Bylaws.

Paragraph 2 – It shall be incumbent upon the Board of Directors to establish the criteria for attribution of profit sharing to the administrators.

Article 34 – The Company shall keep a profit reserve called "Expansion Reserve", for the purpose of assuring funds to finance additional investments of the fixed and working capital, which shall consist of no more than ninety percent (90%) of the net profit remaining after all legal and statutory deductions are made, and such reserve shall not surpass the value of the capital stock.

CHAPTER VI
DISPOSAL OF SHARE CONTROL, CANCELLATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY AND WITHDRAWAL FROM THE NEW MARKET

Article 35 - The Disposal of Share Control, not only by means of a single transaction but also by means of successive transactions, shall be contracted under a suspensive or dissolving condition providing that the party acquiring the share control shall undertake to make the public offering for the acquisition of the shares of the other shareholders, in compliance with

the conditions and terms provided in applicable law and in the New Market Listing Regulations, thus assuring equal treatment to the Selling Controlling Shareholder.

Sole Paragraph – For the purposes of these Bylaws, the following terms written in capital letters shall mean:

"**Controlling Shareholder**" means the shareholder or the group of shareholders bound by a shareholders' agreement or under common control which exercises the Controlling Power of the Company.

"**Selling Controlling Shareholder**" means the Controlling Shareholder upon its disposal of the Company's control.

"**Controlling Shares**" means the group of shares that ensures, whether directly or indirectly, their holders the individual and/or shared exercise of the Company's Controlling Power.

"**Outstanding Shares**" mean all shares issued by the Company, except for the shares held by the Controlling Shareholder, by persons bound to the Controlling Shareholder, by the Company's administrators and those held in treasury.

"**Disposal of the Company's Control**" means the transfer to a third party, on a non-gratuitous basis, of the Controlling Shares.

"**Controlling Power**" means the power actually used to direct the corporate activities and guide the operation of the Company's bodies, whether directly or indirectly, on a factual or legal basis. There is a relative presumption of control ownership in relation to the person or group of persons bound by a shareholders' agreement or under common control (controlling group) holding the shares that ensured it the qualified majority of the votes of the shareholders present at the last three Shareholders Meetings of the Company, even if not holding the shares that ensured it the qualified majority of the voting capital.

"**Economic Value**" means the value of the Company and of its shares that may be determined by a specialized firm, by applying a recognized methodology or based on another criterion that may be defined by the Securities Commission ("CVM").

Article 36 – The public offering referred to in the previous Article shall further be made:

a) in the event there is a burdensome assignment of subscription rights to shares and other instruments or rights related to securities convertible into shares, which may result in the Disposal of the Company's Control; and

b) in the event of disposal of the control of the Company's Controlling Shareholder, and in such case, the Selling Controlling Shareholder shall be obligated to inform BOVESPA about the amount ascribed to the Company in such sale and to attach the documentation that makes evidence thereof.

Article 37 – The person already holding shares of the Company and that may acquire the Controlling Power, in view of a private agreement of purchase and sale executed with the Controlling Shareholder, involving any amount of shares, shall be obligated to:

a) make the public offering referred to in Article 35 of these Bylaws; and

b) indemnify the shareholders from which he/she has purchased shares on the stock exchange within the six (6) months prior to the date of the Disposal of the Company's Control, and any difference shall be paid between the price paid to the Selling Controlling Shareholder and the price paid on the stock exchange for the shares of the Company during the same period, duly updated until payment is made in accordance with the General Consumer Price Index ("IPCA").

Article 38 – The Company shall not register any transfer of shares to the buyer of the Controlling Power or to the shareholder(s) that may hold the Controlling Power, while the shareholder(s) do(es) not subscribe the Instrument of Consent of the Controlling Parties, which shall be sent to BOVESPA immediately.

Article 39 – No Shareholders' Agreement providing for the exercise of the Controlling Power may be filed at the principal place of business of the Company, unless its signatories have subscribed the Instrument of Consent of the Controlling Parties, which shall be sent to BOVESPA immediately.

Article 40 – In the public offering for the acquisition of shares necessarily to be made by the Controlling Shareholder or by the Company for the cancellation of the registration of publicly-held company, the minimum price to be offered shall correspond to the Economic Value ascertained in the appraisal report.

Article 41 – Should the shareholders attending the Special Shareholders Meeting resolve on (i) the withdrawal of the Company from the New Market in order for their shares to be registered outside the New Market or (ii) the corporate reorganization from which the resulting company is not accepted for trading in the New Market, the shareholder, or group of shareholders, holding the Controlling Power of the Company shall make the public offering for the acquisition of the shares, the minimum price of which to be offered shall correspond to the Economic Value ascertained in an appraisal report in compliance with the applicable legal and regulatory rules.

Article 42 – The appraisal report provided in Articles 40 and 41 of these Bylaws shall be prepared by a specialized firm, with remarkable experience and independent as to the decision-making power of the Company, its administrators and controlling parties, and the appraisal report shall meet the requirements of Paragraph 1 of Article 8 of Law No. 6.404/76 and include the liability provided in Paragraph 6 of the same Article of the relevant law.

Paragraph 1 – It shall be incumbent upon the Shareholders Meeting to elect a specialized firm to be responsible for determining the Company's Economic Value, as from the presentation, by the Board of Directors, of the triple list, and the respective resolution, not including blank votes, shall be taken by the majority vote of shareholders representing the Outstanding Shares

present at the Shareholders Meeting, which, if convened on first call, shall have the attendance of shareholders representing at least twenty percent (20%) of the total Outstanding Shares or, if convened on second call, may have the attendance of any number of shareholders representing Outstanding Shares.

Paragraph 2 – The cost of the preparation of the required appraisal report shall be fully borne by the offering party.

CHAPTER VII
SHARE BASE DISPERSION PROTECTION

Article 43 – Any Acquiring Shareholder (as defined in Paragraph 2 below) that reaches, whether directly or indirectly, a participation in the Outstanding Shares equal to or higher than fifteen percent (15%) of the capital stock of the Company, and that wishes to make a new acquisition of Outstanding Shares, shall be obligated to (i) make each new acquisition on the BOVESPA stock exchange, the conduction of private or over-the-counter trading being prohibited and, (ii) prior to each new acquisition, inform in writing the Investment Relations Officer of the Company and the trading officer of BOVESPA, by means of a brokerage company to be engaged to acquire the shares, of the amount of Outstanding Shares that the Acquiring Shareholder wishes to acquire, at least three (3) business days before the date scheduled for the conduction of the new acquisition of shares, in such a manner that the trading officer of BOVESPA may previously call a purchase auction to be carried out on BOVESPA's trading floor in which any interfering third parties and/or the Company may participate, at all times in compliance with the provisions of applicable law, mainly the applicable rules of the Securities Commission ("CVM") and the regulations of BOVESPA.

Paragraph 1 – Should the Acquiring Shareholder fail to comply with the obligations imposed by this Article, the Company's Board of Directors shall call a Special Shareholders Meeting, at which the Acquiring Shareholder shall not vote to resolve on the suspension of the exercise of the rights of the Acquiring Shareholder that fails to comply with the obligation imposed in this Article, as provided in Article 120 of Law No. 6,404/76.

Paragraph 2 – For the purposes of this Article, the expression "**Acquiring Shareholder**" means any person (including, without limitation, any natural person or legal entity, investment fund, condominium, securities portfolio, universality of rights, or any other form of organization, resident, with domicile or principal place of business in Brazil or abroad), or group of persons bound by a voting agreement with the Acquiring Shareholder and/or that acts representing the same interests of the Acquiring Shareholder, that may subscribe and/or acquire the shares of the Company. The following shall be included among the examples of a person that, upon acting, represents the same interests as the Acquiring Shareholder, any person (i) that, directly or indirectly, is controlled or managed by such Acquiring Shareholder; (ii) that controls or manages, in any manner whatsoever, the Acquiring Shareholder; (iii) that, directly or indirectly, is controlled or managed by any person that controls or manages, directly or indirectly, such Acquiring Shareholder; (iv) in which the controlling party of such Acquiring Shareholder has, whether directly or indirectly, a corporate interest equal to or higher than thirty percent (30%) of the capital stock; (v) in which such Acquiring Shareholder has, whether directly or indirectly, a corporate interest equal to or higher than thirty percent (30%) of the

capital stock, or (vi) that may, whether directly or indirectly, have a corporate interest equal to or higher than thirty percent (30%) of the capital stock of the Acquiring Shareholder.

Paragraph 3 - The Board of Directors may waive the application of this Article, if this is in the Company's interest.

CHAPTER VIII
ARBITRATION TRIBUNAL

Article 44 – The Company, its Shareholders, Administrators and members of the Audit Committee undertake to resolve, by means of arbitration, any and all disputes or controversies that may arise among them related to or resulting from, especially, the application, validity, effectiveness, construal, violation and respective effects of the provisions provided in Law No. 6,404/76, in the Bylaws of the Company, in the rules published by the National Monetary Council, the Central Bank of Brazil, and the Securities Commission, as well as the other applicable rules regarding the operation of the capital market in general, in addition to those provided in the New Market Listing Regulations, New Market Participation Agreement and the Arbitration Regulations of the Market Arbitration Chamber, under the provisions of such regulations.

Sole Paragraph – Brazilian law shall be the only law applicable to the merits of any and all controversies, including to the performance, construal and validity of this arbitration clause. Arbitration shall take place in the City of São Paulo, State of São Paulo, where the arbitration award shall be rendered. Arbitration shall be managed by the Market Arbitration Chamber and shall be conducted and judged in accordance with the pertinent provisions of the Arbitration Regulations, and the parties, in accordance with the provisions of Chapter 12 of the same regulations, shall be entitled to elect by common agreement another arbitration chamber or center to resolve their controversies.

CHAPTER IX
LIQUIDATION OF THE COMPANY

Article 45 – The Company shall be liquidated in the events provided by law, and the Shareholders Meeting shall elect the liquidator or liquidators, as well as the Audit Committee that shall operate during this period, in compliance with the legal formalities.

CHAPTER X
FINAL AND TEMPORARY PROVISIONS

Article 46 – The Company shall comply with the shareholders' agreements filed at its principal place of business, it being expressly forbidden for the members of the presiding board of the Shareholders Meeting or of the Board of Directors to accept any voting statement from any shareholder, signatory of a shareholders' agreement duly filed at the principal place of business, that is rendered without compliance with the provisions agreed upon therein, and the Company shall be further prohibited to accept and proceed to the transfer of shares and/or to the encumbrance and/or assignment of the preemptive right to shares and/or to other

securities that are not in compliance with the provisions and regulations of the shareholders' agreement.

Article 47 – The Company shall not extend any financing or offer any guarantees of any nature to third parties, in any manner whatsoever, for business foreign to the corporate interests.

Article 48 – Provided that the provisions of Article 45 of Law No. 6,404/76 are observed, the amount of the reimbursement to be paid to the dissenting shareholders shall be based on the equity value included in the last balance sheet approved by the Shareholders Meeting.

Article 49 – The publications provided by Law No. 6,404/76 shall be made in the Official Gazette of the State of São Paulo and in the newspaper O Estado de São Paulo.

Article 50 – The provisions of Article 43 of these Bylaws shall not apply to the shareholders or group of shareholders that, on January 26, 2006, are already holders, whether directly or indirectly, of fifteen percent (15%) or more of the total shares issued by the Company, including their heirs and successors.

ROSSI RESIDENCIAL S/A

NATIONAL CORPORATE TAXPAYERS REGISTER CNPJ No. 61.065.751/0001-80

STATE REGISTRATION No. 35.300.108.078

MINUTES OF THE BOARD OF DIRECTORS' MEETING

Date, Time and Place: April 29, 2005 at 4:00 pm, at the company's principal place of business located at Avenida Major Sylvio de Magalhães Padilha, 5200, Miami Building – Block C - Suite 31 - Jardim Morumbi. **Attendance**: All members of the Board of Directors. **Presiding Board**: João Rossi Cuppoloni – Chairman. Edmundo Rossi Cuppoloni – Secretary. **Resolutions: I)** to elect, for the position of Chairman of the Board of Directors, Mr. João Rossi Cuppoloni and, for the position of Vice-Chairman, Mr. Edmundo Rossi Cuppoloni. **II)** to elect the following officers, with a term of office until the Annual Shareholders Meeting to be held after the expiration of the fiscal year of 2007 and with the remuneration approved at the aforementioned Annual Shareholders Meeting: **Chief Executive Officer – João Rossi Cuppoloni**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 1.662.452, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 004.563.908-63; **Superintendent Officer - Heitor Cantergiani**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 4.712.223, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 397.112.008-30; **Planning Officer – Fernando São João Kenworthy**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 5.934.025, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 955.830.848-04; **Financial Officer – Marco Antonio Dini Pedroso**, Brazilian, married, economist, bearer of Identity Card RG/SSP/SP No. 3.157.371, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 056.200.828-49, **Administrative Officer – Renata Rossi Cuppoloni**, Brazilian, single, economist, bearer of Identity Card RG/SSP/RJ No. 07.394.967-9, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 011.233.497-03, all of them resident and domiciled in this Capital city; **Engineering Officer – Abrahim Bacil Júnior**, Brazilian, married, civil engineer, bearer of Identity Card RG/SSP/SP No. 5.630.560, enrolled with the Individual Taxpayers Register of the Ministry of Finance under CPF/MF No. 010.382.018-37, resident and domiciled in the City of Santos – State of São Paulo, and **Investor Relations Officer – Marco Antonio Dini Pedroso**, previously identified, all of them with offices at Avenida Sylvio de Magalhães Padilha, 5200, Miami Building – Block C – Suite 31 – Jardim Morumbi – SP. **III)** to provide in these Minutes that the members of the Board of Directors waive their right to receive the remuneration fixed at the aforementioned Annual Shareholders Meeting. **Closing**: As there was no further business to be discussed, these Minutes were drawn up, approved and signed by all members of the Board of Directors. (sgd) João Rossi Cuppoloni. Edmundo Rossi Cuppoloni. Luciana Rossi Cuppoloni. Roosevelt Saches Cruz. Sergio Pedroso Rossi Cuppoloni. Cleber Agostinho Palácio de Almeida.

The foregoing is a true and correct copy extracted from the company's proper book.

São Paulo, April 29, 2005.

Marco Antonio Dini Pedroso

Chief Financial Officer

viv/cs/sa119.doc

12/21/2007


ROSSI



PSV totals R$627 million

Contracted sales grow by 110% (R$351 million)

São Paulo, November 13, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the main residential real estate developers in Brazil, announces its results for the third quarter of 2007 (3Q07). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in million of Brazilian Reais (R$ million). All comparisons, except where otherwise indicated, refer to the third quarter of 2006 (3Q06).

RSID3: R$54.20 per share
Number of shares: 78,851,814
Market cap: R$4.3 billion
Closing price: November 12, 2007

Conference calls

English Conference Call
November 14, 2007 at 11.00 a.m.
Phone: (1 973) 935-8893
Code: 9328060

Portuguese Conference Call
November 14, 2007 at 1.00 p.m.
Phone: (55 11) 2101-4848
Code: Rossi

Live webcast at:
www.rossiresidencial.com.br/ri

SÃO PAULO APIMEC

November 21, 2007 at 3.00 p.m.
Rossi's headquarters
Av. Major Sylvio de Magalhães de Padilha, 5200

Investor Relations:

Sergio Rossi Cuppoloni
IR Officer
Phone: (55 11) 3759-7232
sergiorossi@rossiresidencial.com.br

Maria Claudia Biolchini
IR Manager
Phone: (55 11) 3759-7516
mariaclaudia@rossiresidencial.com.br

Management Comments on the 3Q07

We would like to highlight some of the most important points to better analyze and evaluate the Company's performance.

- Firstly, we highlight the new launch guidance, with Rossi's share increasing to R$2.35-R$2.65 billion in 2008 and R$2.8-R$3.2 billion in 2009, thanks to the projects already in progress.
- Year-to-date PSV (% Rossi) came to R$1.3 billion, allowing us to confirm our PSV target for 2007.
- The 9M07 gross margin stood at 34.9% and is in line with the guidance for the year (34% to 36%), while the EBITDA margin came to 19.2%, also in line with our expectations (18% to 20%).
- Year-to-date adjusted net income totaled R$108 million, accompanied by a net margin of 21.6%.
- Our land bank has a total PSV of R$13.6 billion.
- Year-to-date adjusted sales turnover speed (adjusted STS) of 60.0% underlines the quality of our land bank and the projects launched.
- We have added 5 new cities to our network, giving us a footprint of 43 cities in 13 states. We have 56 partners nationwide.
- We have opened one more regional office in São Paulo's western region; in partnership with Tarraf, who will lead this operation. The partnership, located in São José do Rio Preto, will cover 15 cities in that region.
- Rossi Vendas is operating in São Paulo, Porto Alegre and Rio de Janeiro and will be present in all our regional offices in the near future.
- In the economic housing segment (below R$120,000), we expect to launch 3,000 units this year and 9,000 units next year (almost twice as many as initially planned). We currently hold 37,000 units in the pipeline.
- The businesses generated by the lots-development team already represent 12% (R$ 1.6 million) of the land bank, and we already have launches scheduled for 2008.
- Finally, the 109% upside in our shares underlines how the market and our investors trust our team's capacity to create and control businesses and deliver the promised results.

Heitor Cantergiani - C.E.O.


ROSSI



Operating Highlights	3Q07	3Q06	Var.	9M07	9M06	Var.
Launches						
Number of Launches	7	19	-63%	27	35	-23%
Usable area launched (000 m^2)	238	186	28%	544	345	58%
Units launched	2,500	1,390	80%	5,515	2,824	95%
PSV[1] launched (R$ million)	626.8	434.4	44%	1,579.4	762.2	107%
PSV launched % Rossi (R$ million)	483.7	314.5	54%	1,294.8	606.2	114%
Launches average price per m^2	2,637	2,331	13%	2,903	2,212	31%
Sales						
Contracted sales	350.8	166.7	110%	1,043.8	428.3	144%
Contracted sales % Rossi	281.1	150.7	87%	814.9	377.7	116%
Sold usable area (000 m^2)	125	75	67%	365	205	78%
Units sold	1,419	793	79%	4,074	2,036	100%
Financial Highlights (R$ million)						
Net operating revenue	175.5	110.4	59%	501.4	286.0	75%
Gross income	60.6	37.7	61%	174.8	83.9	108%
Gross margin (%)	*34.5%*	*34.1%*	*0.4 p.p.*	*34.9%*	*29.3%*	*5.5 p.p.*
Operating income	36.4	30.4	20%	123.9	61.6	101%
Operating margin (%)	*20.7%*	*27.5%*	*-6.8 p.p.*	*24.7%*	*21.6%*	*3.2 p.p.*
EBITDA	31.6	17.2	83%	96.4	28.2	242%
EBITDA margin (%)	*18.0%*	*15.6%*	*2.4 p.p.*	*19.2%*	*9.9%*	*9.4 p.p.*
Net income for the period	29.9	23.8	26%	106.2	14.5	635%
Adjusted net income for the period [2]	31.8	24.9	28%	108.1	64.3	68%
Net margin (%)	*17.0%*	*21.6%*	*-4.5 p.p.*	*21.2%*	*5.1%*	*16.1 p.p.*
Adjusted net margin [2] (%)	*18.1%*	*22.5%*	*-4.4 p.p.*	*21.6%*	*22.5%*	*-0.9 p.p.*

Balance (R$ million)	3Q07	2Q07	Var.
Net debt (Cash)	86.9	(25.0)	-447%
Cash position	394.0	180.7	118%
Shareholders' Equity	1,177.4	1,147.5	3%
Total Assets	2,037.2	1,613.2	26%

1 Corresponds to the total amount resulting from the sale of all the units of a real estate project launched at a certain price.
2 Excluding the effect of the non-recurring items


ROSSI



Launches and sales:

In this quarter, we launched 7 developments in 6 cities, with a total PSV of R$ 626.8 million, in which Rossi's share comes to 77%. As we have a higher-than-expected number of projects in progress plus projects under approval in several municipalities, our year-to-date launches reached R$1,579.4 million, i.e., 107% more than in the same period the year before.

The average price of the units launched in the 3Q07 stood at R$2,637/m^2. Of our launches, 29% comes from units in the economic segment, with prices below R$120,000.

Launches in units	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	718	166	333%	902	575	57%
From R$ 120,100 to R$ 200,000	304	291	4%	700	391	79%
From R$ 200,100 to R$ 350,000	382	404	-5%	1557	964	62%
From R$ 350,100 to R$ 500,000	1096	234	368%	1496	545	174%
Above R$ 500,100	-	253	-100%	594	263	126%
Commercial property	-	42	-100%	266	86	209%
Total	**2500**	**1390**	**80%**	**5515**	**2824**	**95%**

Launches in R$ thousand	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	81,786	34,022	140%	101,437	70,778	43%
From R$ 120,100 to R$ 200,000	48,930	51,810	-6%	101,112	70,714	43%
From R$ 200,100 to R$ 350,000	99,177	157,451	-37%	418,785	291,177	44%
From R$ 350,100 to R$ 500,000	396,862	79,412	400%	558,502	202,114	176%
Above R$ 500,100	-	105,411	-100%	372,789	116,207	221%
Commercial property	-	6,324	-100%	26,808	10,606	153%
Total	**626,755**	**434,430**	**44%**	**1,579,433**	**762,197**	**107%**

Contracted sales rose by 110%, from R$166.7 million in the 3Q06 to R$350.8 million in the 3Q07. Of this total, R$281.1 million corresponded to Rossi's share, 87% up on the contracted sales recorded in the 3Q06.

The strong growth of 115% in contracted sales in the segment with residential units between R$200,000 and R$350,000 was boosted by the success of Boulevard Rebouças, Aguagreen and Massimo Alto Mooca which, combined, sold 453 units. In the segment with units above R$500,000, Privilege and Mont Serrat were the main drivers of the 848% growth.

Sales in units	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	309	236	31%	695	540	29%
From R$ 120,100 to R$ 200,000	74	111	-33%	578	284	104%
From R$ 200,100 to R$ 350,000	648	301	115%	1,611	765	111%
From R$ 350,100 to R$ 500,000	98	126	-22%	397	306	30%
Above R$ 500,100	199	21	848%	489	64	664%
Commercial property	91	-2	-	304	77	295%
Total	**1.419**	**793**	**79%**	**4.074**	**2.036**	**100%**




ROSSI

Sales in R$ thousand	3Q07	3Q06	Var.	9M07	9M06	Var.
Residential property						
Until R$ 120,000	28,848	19,652	47%	65,078	46,593	40%
From R$ 120,100 to R$ 200,000	12,701	19,639	-35%	96,267	48,467	99%
From R$ 200,100 to R$ 350,000	161,049	76,764	110%	471,338	177,988	134%
From R$ 350,100 to R$ 500,000	34,670	41,182	-16%	147,324	112,076	31%
Above R$ 500,100	101,375	11,165	808%	282,408	35,650	692%
Commercial property	12,220	(1,651)	-	35,388	7,561	368%
Total	**350,863**	**166,751**	**110%**	**1,043,803**	**428,335**	**144%**

Rossi's São Paulo sales team was responsible for R$31 million of the quarter's contracted sales, i.e. 28% of São Paulo regional office sales.

The table below lists all the developments launched in 2007 and the percentage sold on September 30.

Adjusted sales turnover speed (adjusted STS*) came to 60% in the period. **In order to calculate the 3Q07 STS, we have excluded the PSV of the developments that have not yet sold any unit as these launches occurred at the end of the quarter and we had no time to record their contracted sales.*

	City	Launch	# of units	% Sold (Set/30)	PSV Rossi	% Rossi
1	Vitória	Victoria Bay	269	100	89,249	100
2	Campinas	Ruas da Villa – Res. Original	52	89	12,299	100
3	São Paulo	Brooklin to Live	112	30	55,328	100
4	São Paulo	Mont Serrat	220	71	106,307	70
5	Porto Alegre	Autentique	224	33	82,556	100
6	Campinas	Avalon I	118	97	9,875	70
7	Rio de Janeiro	Liberty Green	270	47	54,317	100
8	Campinas	Avalon II	136	96	11,616	70
9	Campinas	Avalon III	110	95	10,340	70
10	São Carlos	Orizzonte di San Carlo	150	54	20,817	100
11	Santos	Passeio Embaré	96	45	24,755	50
12	Valinhos	Vertice I	94	100	6,656	70
13	Valinhos	Vertice II	73	99	5,263	70
14	Valinhos	Vertice III	99	97	6,847	70
15	Sumaré	Cond. Dos Papiros	66	50	5,544	100
16	Ribeirão Preto	Vila Trópicos	64	20	23,756	100
17	Rio de Janeiro	Aquagreen	372	31	96,150	100
18	São Paulo	Massimo Alto Mooca	212	46	50,694	75
19	Guarujá	Pantai Península	86	-	62,455	100
20	Vitória	Privilege	192	75	76,270	70
21	Sorocaba	Reserva Campolin	102	39	17,771	50
22	São Caetano	Pateo Catalunya	700	*	204,627	80
23	Curitiba	Boulevard Rebouças	280	85	31,817	50
24	São Paulo	Jardim Leopoldina	396	*	98,754	70
25	Porto Alegre	Verdi I	339	26	38,921	100
26	Porto Alegre	Verdi II	379	*	42,865	100
27	Rio de Janeiro	Vila Imperial	304	*	48,930	100
Total			5,515		1,294,779	


ROSSI



The good sales performance has sustained the Company's steady growth in the unearned result balance, closing the 3Q07 at R$307.2 million, or 20% up on the previous year. Backlog gross margins totaled 36.0%.

Unearned revenue and results	Sep/07	Jun//07	Var (%)
Unearned revenue	852,847	742,317	15%
Unearned result	307,236	255,239	20%
Backlog gross margin	36.0%	34.4%	1.6 p.p.

Developments under construction:

On September 30, 2007, the Company had 65 construction sites, totaling 92 projects and 12,471 units, equivalent to 1,823,961 m² under construction. From 1992, when we expanded our operations to different regions in Brazil, to September 30, 2007, we launched 38,217 units on a total constructed area of 4,242,530 m², 25,746 units of which (corresponding to 2,418,569 m²) have already been delivered. We currently build 85% of the projects we develop. We seek to add building capacity in the most remote areas through our partnerships.

Land bank:

In the 3Q07, we added 24 sites to our land band, which closed the quarter with 122 sites for future launches. Our land bank PSV currently totaled R$13.6 billion, equivalent to 11,873,561 m², comprising a total of 68,083 units. Rossi's share in this land bank is 70%, totaling R$9.6 billion.

The current land bank reflects our strategy of geographic diversification and focus on the economic segment. We highlight that in the last quarter we increased our acquisition of sites catering for the economic segment. Our PSV for this segment already corresponds to R$2,738.2 million, or 20% of the total PSV, comprising 37,000 units. Our target is to launch 3,000 units this year and 9,000 units in 2008.

Our regional offices have generated a large number of projects in several cities thus we managed to establish a diversified land bank in several regions and market segments, as shown in the table below.

Regional Office	Until R$ 120,000	R$ 120,000 to R$ 200,000	R$ 200.000 to R$ 350.000	R$ 350.000 to R$ 500.000	Above R$ 500,000	Commercial	Lots	Total	%
São Paulo	321.1	160.0	423.6	851.6	844.0	-	724.0	**3,324.3**	25%
Campinas	500.4	93.5	932.9	83.4	-	85.6	922.3	**2,618.3**	19%
Porto Alegre	1,209.1	348.3	1,135.7	194.6	56.3	-	-	**2,943.9**	22%
Rio de Janeiro	265.2	492.4	1,180.6	409.8	322.7	-	-	**2,670.6**	20%
Belo Horizonte	303.0	-	-	-	-	-	-	**303.0**	2%
North East	139.5	936.7	468.2	-	67.7	85.4	-	**1,697.6**	13%
TOTAL	**2,738.2**	**2,031.0**	**4,141.0**	**1,539.3**	**1,290.6**	**171.0**	**1,646.3**	**13,557.6**	**100%**
Distribution	20%	15%	31%	11%	10%	1%	12%	**100%**	





Financial Performance:



Net Operating Revenue
R$ million
110.4
175.5
3Q06
3Q07
EBITDA (R$ million) and
EBITDA Margin (%)
17.2
31.6
3Q06
3Q07
Gross Income (R$ million) and
Gross Margin (%)
37.7
60.6
3Q06
3Q07
Adjusted Net Income (R$ million) and
Adjusted Net Margin (%)
24.9
31.8
3Q06
3Q07

Gross Operating Revenue moved up by 59%, from R$113.5 million in the 3Q06 to R$180.4 million in the 3Q07. In the development sector, sales revenues are booked using the PoC (percentage of completion) method thus our revenue grew as a result of the progress of projects under construction and inventory sales. The table below shows the ratio between contracted sales and revenue recognized in this quarter and year-to-date.

Year	Contracted Sales R$ '000	%	Revenues R$ '000	%	Contracted Sales R$ '000	%	Revenues R$ '000	%
	3Q07				3Q06			
2007	214,623	76%	55,870	32%	-	-	-	-
2006	47,412	17%	64,757	37%	103,078	68%	30,158	27%
2005	5,044	2%	38,654	22%	23,960	16%	23,681	21%
2004	7,372	3%	9,451	5%	13,392	9%	42,216	38%
2003	6,772	2%	6,538	4%	8,746	6%	12,160	11%
2002	(156)	0%	219	0%	1,492	1%	2,173	2%
Total	**281,067**	**100%**	**175,488**	**100%**	**150,668**	**100%**	**110,389**	**100%**


ROSSI



		9M07				9M06		
2007	488,489	60%	146,455	29%	-	-	-	-
2006	262,469	32%	171,068	34%	202,170	54%	44,579	16%
2005	13,434	2%	108,842	22%	94,450	25%	43,529	15%
2004	27,439	3%	50,247	10%	35,620	9%	113,431	40%
2003	20,902	3%	22,674	5%	36,504	10%	73,093	26%
2002	2,131	0%	2,101	0%	8,983	2%	11,341	4%
Total	814,864	100%	501,387	100%	377,727	100%	285,973	100%

Net Operating Revenue climbed by 59%, from R$110.4 million in the 3Q06 to R$175.5 million in the 3Q07, in line with the increase in our gross operating revenue.

Cost of Properties and Services Sold rose by 58%, from R$72.7 million in the 3Q06 to R$114.9 million in the 3Q07. This growth was due to a higher volume of construction sites in the period.

Gross Profit increased by 61%, from R$37.7 million in the 3Q06 to R$60.6 million in the 3Q07. In the 3Q07, the gross margin stood at 34.5%, up by 0.4 p.p. on the 34.1% recorded in the 3Q06.

Administrative Expenses moved up by 50% in nominal terms, from R$10.0 million in the 3Q06 to R$15.1 million in the 3Q07. As a percentage of net operating revenue, administrative expenses declined from 9.1% in the 3Q06 to 8.6% in the 3Q07.

Selling Expenses grew by 30% in nominal terms, from R$12.1 million in the 3Q06 to R$15.7 million in the 3Q07. Selling expenses fell by 2.0 p.p. as a percentage of net revenue, from 11.0% in the 3Q06 to 9.0% in the 3Q07

The table below shows the declines in selling and administrative expenses as a percentage of net revenue and launches, underlining the company's improved operating efficiency.

Expenses	3Q07	3Q06	Var (%)	9M07	9M06	Var (%)
G&A (R$ '000)	15,100	10,035	50%	43,339	27,293	59%
Selling (R$ '000l)	15,720	12,134	30%	41,157	33,461	23%
G&A / Net Revenue	8.6%	9.1%	-0.5p.p.	8.6%	9.5%	-0.9p.p.
Selling / Net Revenue	9.0%	11.0%	-2.0p.p.	8.2%	11.7%	-3.5p.p.
G&A / Launches	2.4%	2.3%	0.1p.p.	2.7%	3.6%	-0.9p.p.

EBITDA totaled R$31.6 million in the 3Q07, 83% up on the 3Q06. In the 3Q07, EBITDA margin stood at 18.0%, 2.4 p.p. higher than in the 3Q06. This increase is due to higher booked revenue with higher gross margin and dilution of operating expenses.

Depreciation and Amortization increased by 72%, from R$0.2 million in the 3Q06 to R$0.4 million in the 3Q07. This increase was chiefly due to assets acquired for the Company's geographic expansion and the amortization of investments to improve data systems.

Net Financial Revenue (Expenses) fell by 61%, from R$13.4 million in the 3Q06 to R$5.2 million in the 3Q07. This decline was due to lower financial investments resulting from the allocation of cash to operating activities and to the increase of financial expenses related to the debenture issue.


ROSSI



Revenue from Client Financing remained flat, at R$1.8 million in the 3Q07, an insignificant amount, given the Company's strategy of not financing clients after delivery of keys.

Income Tax and Social Contribution. Provisions for income tax and social contribution tax climbed from R$3.8 million in the 3Q06 to R$4.5 million in the 3Q07. The provisions are to comply with Brazilian Corporate Law (for companies taxed under both the real- and presumed-income accounting regimes) and differ from regular tax legislation.

Adjusted Net Income rose from R$24.9 million in the 3Q06 to R$31.8 million in the 3Q07. Adjusted net margin fell from 22.5% in the 3Q06 to 18.1% in the 3Q07, chiefly due to the financial result.

Balance Sheet

Cash and cash equivalents increased by 118%, from R$180.7 million in the 2Q07 to R$394.0 million in the 3Q07, chiefly due to the proceeds from the R$300.0 million debentures issue in July.

Indebtedness. The Company closed the 3Q07 with total indebtedness of R$481.0 million, 209% higher than at end 2Q07, due to the issue and placement of the first series of debentures in the amount of R$300 million. Of this total, 35.8%, or R$172.2 million, refers to loans to finance the construction of developments.

Indebtedness (R$ '000)	Interest rate	Sep/07	Jun/07	Var.
Indebtedness – Short Term		**129,128**	**112,154**	**15%**
Construction financing	TR + 9-10.5%	129,128	111,645	16%
Loans – working capital	-	-	509	-100%
Indebtedness – Long Term		**351,843**	**43,478**	**709%**
Debentures	106.6% do CDI	308,767	-	-
Construction financing	TR+ 9-10.5%	43,076	43,478	-1%
Loans – working capital		-	-	-
Total Indebtedness		**480,971**	**155,632**	**209%**
Cash & cash equivalents				
Cash and banks		13,899	6,960	100%
Investments – short term		378,974	172,312	120%
Investments – long term		1,155	1,404	-18%
Total cash & cash equivalents		**394,028**	**180,676**	**118%**
Net Debt		**86,943**	**(25,044)**	**-447%**

Debt amortization schedule (R$ million)	2007	2008	2009	2010	2011	2012	2013	2014
Debentures	-	-	-	-	-	100.8	100.8	100.8
Construction financing	68.8	65.6	33.2	4.6	-	-	-	-
Loans – working capital	-	-	-	-	-	-	-	-
Total Indebtedness	**68.8**	**65.6**	**33.2**	**4.6**	**-**	**100.8**	**100.8**	**100.8**


ROSSI


Units for sale. On September 30, the number of units for sale in the short and long term totaled R$752.1 million, as shown in the table below.

Units for sale (R$ '000)	3Q07	3Q06	2Q07	Var. 3Q07 / 3Q06	Var. 3Q07 / 2Q07
Units delivered	61,052	55,474	33,982	110%	180%
Units under construction	166,723	91,392	200,073	182%	83%
Site for future launches	524,291	331,952	406,612	158%	129%
Total	**752,066**	**478,818**	**640,667**	**157%**	**117%**

The table below shows our unit inventory at estimated market value.

Inventory at estimated market value (R$ '000)	3Q07	3Q06	2Q07	Var. 3Q07 / 3Q06	Var. 3Q07 / 2Q07
Units delivered	87,336	74,912	74,567	117%	117%
Units under construction	800,872	397,440	870,545	202%	92%
Total	**888,208**	**472,352**	**945,115**	**188%**	**94%**


ROSSI



Conference Call:

Portuguese Conference Call
Wednesday, November 14, 2007
4.00 p.m. (Brasília) / 1.00 p.m. (US EST)
Dial in access: 55 11 2101-4848
Conference ID: Rossi

English Conference Call
Wednesday, November 14, 2007
2.00 p.m (Brasília) / 11.00 a.m. (US EST)
Dial in access: 1 973 935-8893
Conference ID: 9328060

Live webcast at: www.rossiresidencial.com.br/ir

APIMEC

APIMEC SÃO PAULO

November 21 at 3.00 p.m. (Brasília)
At Rossi Residencial' headquarters
Av. Major Sylvio de Magalhães de Padilha, 5200
Jardim Morumbi

About Rossi:

Rossi is one of the largest residential real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre, Belo Horizonte, Salvador, Campinas and São José do Rio Preto, the company is present in 43 Brazilian cities, in 13 states, which show high levels of housing shortage, per capita income above national average and superior economic and demographic growth potential. By attending different household income segments, since 1980, Rossi Residencial is able to adjust its product mix so as to adapt to new market conditions. The Company develops residential projects focused on middle and mid-low income segments, that records high growth potential. Rossi is listed in the *Novo Mercado* segment of the São Paulo Stock Exchange, and is traded with the ticker RSID3.

For more information, please access www.rossiresidencial.com.br/ir


ROSSI



Income Statement:

Income Statement (R$ '000)	3Q07	3Q06	Var.	9M07	9M06	Var.
Gross operating revenue						
Property sales and services	180,378	113,450	59%	516,482	294,530	75%
(-) Sales taxes	(4,890)	(3,061)	60%	(15,095)	(8,557)	76%
Net Revenue	175,488	110,389	59%	501,387	285,973	75%
Costs of property and services	(114,899)	(72,739)	58%	(326,605)	(202,090)	62%
Gross Income	60,589	37,650	61%	174,782	83,883	108%
Gross Margin	***34.5%***	***34.1%***	***0.4 p,p,***	***34.9%***	***29.3%***	***5.5 p,p,***
Operating Revenue (Expenses)						
Selling	(15,720)	(12,134)	30%	(41,157)	(33,461)	23%
Administrative	(15,100)	(10,035)	50%	(43,339)	(27,293)	59%
Depreciation and amortization	(377)	(219)	72%	(942)	(631)	49%
Financial revenues (expenses), net	5,179	13,354	-61%	28,512	34,097	-16%
Revenue from clients' financing	1,754	1,766	-1%	5,771	5,034	15%
Other operating revenue (expenses)	53	-	100%	298	13	2,192%
Total	**(24,211)**	**(7,268)**	**233%**	**(50,857)**	**(22,242)**	**129%**
Operating Income (Loss)	**36,378**	**30,382**	**20%**	**123,925**	**61,641**	**101%**
Operating Margin	***20.7%***	***27.5%***	***-6.8 p,p,***	***24.7%***	***21.6%***	***3.2 p,p,***
Other Revenues (Expenses)	(1,934)	(2,735)	-29%	(3,447)	(51,145)	-93%
Income Tax and Social Contribution	(4,526)	(3,829)	18%	(14,298)	3,956	-461%
Net Income (Loss) for the period	**29,918**	**23,818**	**26%**	**106,180**	**14,452**	**635%**
Net Margin	***17.0%***	***21.6%***	***-4.5 p,p,***	***21.2%***	***5.1%***	***16.0 p,p,***
Non recurring items						
Expenses with public offering /debentures	1,890	1,064	78%	1,890	49,876	-96%
Adjusted Net Income	**31,808**	**24,882**	**28%**	**108,070**	**64,328**	**68%**
Adjusted Net Margin	***18.1%***	***22.5%***	***-4.4 p,p,***	***21.6%***	***22.5%***	***-0.9 p,p,***
EBITDA						
Operating Income (Loss)	36,378	30,382	20%	123,925	61,641	101%
(+) Depreciation and Amortization	377	219	72%	942	631	49%
(+/-) Financial Revenues (Expenses), net	(5,179)	(13,354)	-61%	(28,512)	(34,097)	-16%
EBITDA	**31,576**	**17,247**	**83%**	**96,355**	**28,176**	**242%**
EBITDA Margin	***18.0%***	***15.6%***	***2.4 p,p,***	***19.2%***	***9.9%***	***9.4 p,p,***


ROSSI



Balance Sheet:

ASSETS (R$ '000)	3Q07	% of Total	2Q07	% of Total
CURRENT				
Cash and cash equivalents	13,899	1%	6,960	0%
Short term investments	378,974	19%	172,312	11%
Accounts receivable from clients	209,720	10%	190,931	12%
Inventories	656,021	32%	577,228	36%
Prepaid expenses	57,930	3%	49,693	3%
Other receivables	81,788	4%	78,022	5%
Total Current Assets	**1,398,332**	**69%**	**1,075,146**	**67%**
NON CURRENT ASSETS				
LONG TERM				
Accounts receivable from clients	433,264	21%	366,572	23%
Long term investments	1,155	0%	1,404	0%
Inventories	96,045	5%	63,439	4%
Judicial deposits	4,530	0%	4,799	0%
Deferred income tax and social contribution	56,733	3%	57,217	4%
Other receivables	23,699	1%	23,154	1%
Total Long Term Asset	**615,426**	**30%**	**516,585**	**32%**
PERMANENT ASSETS				
Investments	17,795	1%	16,053	1%
Fixed	2,136	0%	2,066	0%
Intangible	3,555	0%	3,389	0%
Total Permanent Asset	**23,486**	**1%**	**21,508**	**1%**
TOTAL ASSETS	**2,037,244**	**100%**	**1,613,239**	**100%**


ROSSI



LIABILITIES (R$ '000)	3Q07	% of Total	2Q07	% of Total
CURRENT				
Loans and financing	129,128	6%	112,154	7%
Debentures	6,359	0%	-	-
Accounts payable to sites acquisition	81,931	4%	90,637	6%
Suppliers	20,939	1%	19,174	1%
Salaries and payroll charges	5,877	0%	5,692	0%
Taxes and contributions payable	7,714	1%	7,707	1%
Advance to clients	858	0%	1,968	0%
Other accounts payable	19,734	1%	20,429	1%
Total Current Liabilities	**272,540**	**13%**	**257,761**	**16%**
NON CURRENT				
LONG TERM LIABILITIES				
Loans and financing	43,076	2%	43,478	3%
Debentures	302,407	15%	-	-
Accounts payable to sites acquisition	174,193	9%	100,895	6%
Taxes and contributions payable	1,952	0%	2,257	0%
Deferred income tax and social contribution	52,297	3%	49,139	3%
Advance to clients	7,643	0%	7,910	0%
Other accounts payable	5,756	0%	4,337	0%
Total Long Term Liabilities	**587,324**	**29%**	**208,016**	**13%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	22%	445,117	28%
Capital Reserve	530,846	26%	530,846	33%
Legal Reserve	8,087	0%	8,087	1%
Retained Earnings Reserve	193,330	9%	163,412	10%
Total Shareholders' Equity	**1,177,380**	**58%**	**1,147,462**	**71%**
TOTAL LIABILITIES	**2,037,244**	**100%**	**1,613,239**	**100%**


ROSSI



Notice to the Market

Rossi Residencial Announces PSV Projections for the 2008-2009 period and Preview of 3Q07 Results

São Paulo, October 23, 2007 – Rossi Residencial (Bovespa: RSID3), one of the leading builders and developers in Brazil, informs it has changed its forecasts for the two-year period from 2008 through 2009, as shown in the table below.

Our strategy of originating projects through regional offices with a centralized support and monitoring structure has proven effective in generating a geographically diversified land bank with a wide range of products across all income groups. In this light, at this time we feel comfortable with raising our forecasts for the period.

Outlook: Potential Sales Volume (PSV) for the 2008-2009 period

Rossi Residencial - Outlook Revision
Launches (PSV) - Rossi's Share in R$ milhões

		2008			2009		
Former		Current			Current		
Low	High	Low	High	Avg	Low	High	Avg
1,920	2,160	2,350	2,650	2,500	2,800	3,200	3,000

** Other projections for the 2008-2009 period will be disclosed to the market in January 2008.*

Potential Sales Volume (PSV) Launched (R$ million)


+44.3%
626.7
434.4
119.7
143.0
314.7
483.7
+107.1%
1,579.1
284.3
762.2
156.0
606.2
1,294.8
3Q06
3Q07
9M06
9M07
Rossi
Partners


ROSSI



The PSV launched in 3Q07 reached R$626.7 million, a growth of 44.3% year-on-year. Out of this total, Rossi's contribution represented R$483.7 million, a growth of 53.7% year-on-year.

The PSV launched in 9M07 topped R$1,579.1, an increase of 107.1% year-on-year. Out of this total, Rossi represented R$1,294.8, a growth of 113.5% year-on-year.

Contracted Sales (R$ million)


350.6
+110.3%
69.8
166.7
16.0
280.8
150.7
1,043.5
+143.6%
228.9
428.3
50.6
814.6
377.7
3Q06
3Q07
9M06
9M07
Rossi
Partners

The 3Q07 Contracted Sales reached R$350.6 million, an increase of 110.3% year-on-year. Out of this total, Rossi represented R$280.8 million, a growth of 86.3% year-on-year.

The 9M07 Contracted Sales reached R$1,043.5 million, an increase of 143.6% year-on-year. Out of this total, Rossi represented R$814.6 million, a growth of 115.6% year-on-year.


ROSSI



Landbank (R$ million)


+195.0%
4,591
1,128
3,463
8,673
2,266
6,407
8,756
2,481
6,275
12,142
3,090
9,052
13,557
4,000
9,557
3Q06
4Q06
1Q07
2Q07
3Q07
Rossi
Partners

We reached the end of 3Q07 with 122 land plots in our portfolio for future launches. This landbank is equivalent to a future PSV of approximately R$13.5 billion, of which Rossi represents R$9.5 billion (70.5%). The company has strongly invested in the formation of a high-quality landbank, which can offer a future launch window of approximately 4 to 5 years.

Landbank in R$ million

3Q07	Total	Rossi
Current position	13,557	9,557
Total	**13,557**	**9,557**
	Changes	
End of 2Q07	12,142	9,053
PSV launched in 3Q07	(627)	(484)
Origination 3Q07	**2,042**	**988**
End of 3Q07	**13,557**	**9,557**


ROSSI



The full data set regarding the information above, in addition to the company's full financial results, will be made available at the 3Q07 Results disclosure event on November 13, 2007, following closing of trading.

Conference Calls:

Presentation in Portuguese
November 14, 2007
1:00 pm (US EST)/4:00 pm (Brasília)
Dial in: +55 11 2101-4848
Conference ID: Rossi

Presentation in English
November 14, 2007
11:00 am (US EST)/2:00 pm (Brasília)
Dial in: +1 973 935-8893
Conference ID: 9328060

Live webcsat www.rossiresidencial.com.br/ir

About Rossi Residencial

Rossi is one of the major real estate builders and developers in Brazil, listed in the *Novo Mercado* segment of the São Paulo Stock Exchange (Bovespa: RSID3). Through its regional offices, located in the cities of Porto Alegre, São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Salvador, the company is present in 37 cities and 12 states. The regions where Rossi Residencial conducts its operations show high levels of housing shortage, per capita income above national average and superior economic and demographic growth potential. By attending different household income segments, Rossi Residencial is able to adjust its product mix so as to adapt to new market conditions. The Company develops residential projects focused on all income brackets, also operating in the high-end and commercial development segments with American Proprieties brand.

Relações com Investidores

Sérgio Rossi Cuppoloni
Tel: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Maria Cláudia Biolchini
Tel: +55 11 3759-7516
Fax: +55 11 3759-0959
e-mail: mariabiolchini@rossiresidencial.com.br

Rossi creates technical school for labor training

With the concern of providing qualified training to its professionals, the company developed training facilities in Sumaré, in São Paulo's country area.

São Paulo, October 2007 – The growth in formal employment in the civil construction sector confirms the current real estate boom. Access to housing is being increasingly facilitated by the expansion of real estate credit lines. To keep up with this growth, and efficiently meet the market's demand, Rossi (one of Brazil's main builders and developers), in a partnership with SENAI, created the *Escola Bom Pedreiro (Masons' School).*

Located in Sumaré, in the São Paulo's country area, the school is aimed at providing qualified training to the contractors, helpers and underworkers who work in Rossi's construction sites, who attended at least the 4th grade of Elementary School. Students will receive training material, and will attend hands-on classes in a mini-construction site assembled in the school's facilities.

The first class of the *Escola Bom Pedreiro* project, comprised of 15 students, was inaugurated on October 4th. The course's theme is *Assentamento de blocos* – Bricklaying, and approaches subjects such as project reading, measurement recognition and work tools. The course comprises 92 class hours, from 07:30 a.m to 11:30 a.m., on Tuesdays, Thursdays and Fridays. At the end of the course, the student will be evaluated according to the practical training level achieved, and will receive an official certificate issued by SENAI* and Rossi.

*Private organized national service for industrial training



Pictures of Escola Bom Pedreiro


Escola
Bom Pedreiro

First class



Hands-on Class


ROSSI
Bom Pedreiro

Classrooms


ROSSI
Oscar Niemeyer
Bom Pedreiro

Training Material

About Rossi:

Rossi is one of Brazil's main developing and building companies. The company has developed, for almost three decades, high-quality products and services in the real estate industry. Rossi operates in more than 37 cities represented by offices in São Paulo, Campinas, Porto Alegre, Rio de Janeiro, Belo Horizonte and Salvador, which allows a better perception of each region's needs and makes the company closer to its customers and partners.

Concerned with the environment and the society, Rossi invests in programs which take into account the waste control at construction sites and the analysis of neighboring areas so as to minimize the impact of works to the local population. This effort can be reflected in more than fifty awards already achieved and certifications, such as ISO 9001 and Level A in the Brazilian Program for the Habitat Quality and Productivity (Programa Brasileiro de Qualidade e Produtividade do Habitat).

The company's management is highly experienced in the real estate market and it values employees by means of professional development programs and a broad benefit policy. Humility and enthusiasm are among the values which the company deems to be significant, focusing on overcoming obstacles and continually pursuing improvements.

These initiatives ensure Rossi's long-term relationship with its various types of public and the business perpetuity, in addition to encouraging the company to keep building and making dreams come true.


ROSSI



ROSSI


Green Building Council arrives in Brazil and developer Rossi Residencial joins in as founding member for promoting sustainable practices in civil construction in the country

*Developer becomes platinum founding member of the **Green Building Council Brazil**, a council linked to the most renowned international organization for sustainable construction criteria and evaluation, the **World Green Building Council**.*

One of the aims of developer **Rossi Residencial** is to adapt to international socio-environmental responsibility rules on sustainable construction in accordance with the Brazilian scenario when participating in the founding of **Green Building Council Brazil (GBC Brazil)** headquartered in the city of São Paulo. This organization is the exclusive agent of the **World Green Building Council** in Brazil whose mission is to develop and promote a sustainable construction industry in the country. The Council is one of the leaders in sustainable constructions in the world. The LEED certification – the most respected and renowned in the world – granted to sustainable projects will be adapted to the Brazilian standards and managed by **GBC Brazil**.

"By adopting new sustainable practices in the construction process we can benefit from many elements ranging from initial cost of projects to life cycles of properties. This expenditure may even be lower when compared to traditional construction methodologies in view of learning curve, economy of scale, lack of resources and legislation", said Rossi Residencial's director of new businesses Renato Diniz.

For the developer, the implementation of sustainable practices is not a novelty. Even before joining the organization, Rossi Residencial used some sustainability concepts in its production process. "By participating in the foundation of **GBC Brazil**, the Company reassures that which we have been practicing for years now and which is a part of our gist", said João Paulo Rossi, a member of the founding board of **GBC Brazil**, where environmental and community awareness have always been one of the values honored at the developer.

For Rossi Residencial, the pillars of a sustainable undertaking are:

- Project: Controlling architectural projects is the most efficient and rational means of ensuring a sustainable final product;
- Construction: To analyze several construction options and select those which reduce consumption of material and energy and always give priority to sustainable materials;
- Use of property: Our commitment with clients does not end when keys are surrendered; it also relates to client satisfaction. One of Rossi Residencial's main goals is to make its projects more and more sustainable.

About GBC Brazil: GBC Brazil was created based on the model of the **US Green Building Council**, a non-governmental organization founded 15 years ago in the USA by leaders of the real estate, construction, engineering, materials and environment industries, public authorities and research organizations with the purpose of changing how projects and communities were designed, built and operated, so as to mitigate impacts to nature and society. It developed the Leadership in Energy and Environmental Design (**LEED**) certification, which establishes sustainability standards for construction and urban planning. Currently it has 15,000 members throughout 16 countries in the world.


ROSSI



About Rossi Residencial: Listed in the Novo Mercado – the special segment of the São Paulo Stock Exchange –, **Rossi Residencial** operates in 36 cities in 12 states through its regional offices located in the cities of **Porto Alegre**, **São Paulo**, **Campinas**, **Rio de Janeiro**, **Belo Horizonte** and **Salvador**. The regions where Rossi Residencial conducts its operations show high levels of housing shortage, per capita income above national average and superior economic and demographic growth potential. By attending different household income segments, Rossi Residencial is able to adjust its product mix so as to adapt to new market conditions. The Company develops residential projects focused on all income brackets, also operating in the high-end and commercial development segments.

Geographical Presence

Barueri
Belo Horizonte
Búzios
Campinas
Canoas
Curitiba
Fortaleza
Goiânia
Guarujá
Guarulhos
Indaiatuba
Jacareí
Jaguariúna
Natal
Niterói
Osasco
Paulínia
Porto Alegre
Recife
Ribeirão Preto
Rio de Janeiro
Salvador
Santo André
Santos
São Bernardo do Campo
São Caetano do Sul
São Carlos
São José dos Campos
São Paulo
Serra
Sorocaba
Sumaré
Valinhos
Vila Velha
Vitória
Votorantim

Additional Information:

Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
E-mail: sergiorossi @rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
E-mail: ciro.piovesana@rossiresidencial.com.br


ROSSI



Total PSV reaches R$ 493.0 million
Contracted sales grow 144.6% (R$ 317.7 million)
Net Revenue reaches R$ 162.4 million

São Paulo, August 14, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the second quarter of 2007 (2Q07). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in thousands of Brazilian Reais (R$ thousand). All comparisons, except where otherwise indicated, refer to the second quarter of 2006 (2Q06).

2Q07 Highlights:

RSID3: R$43.60 per share
Number of Shares: 78,851,814
Market Value: R$ 3.4 billion
Closing Price: 08/14/2007

Conference Calls

Portuguese Conference Call
August 17, 2007 at 9:00 am
Phone: (55 11) 2101-4848
Code: Rossi

English Conference Call
August 17, 2007 at 11:00 am
Phone: 1 (973) 935-8893
Code: 9010855

Live webcast
www.rossiresidencial.com.br/ri

Investor Relations

Sergio Rossi Cuppoloni
IRO
Phone: (11) 3759-7232
sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Manager
Phone. (11) 3759-8551
ciropiovesana@rossiresidencial.com.br

- Potential sales value (PSV) totaled R$ 493.0 million in the 2Q07 from the launch of 1,750 units, of which Rossi's share in the projects was 81.4%.
- Contracted sales increased 144.6%, from R$ 129.9 million in the 2Q06 to R$ 317.7 million in the 2Q07. Rossi's share grew 109.7%.
- Net revenue reached R$ 162.4 million in the 2Q07, up by 79.7% year-on-year.
- EBITDA amounted to R$ 32.0 million in the 2Q07, 2,147.2% up over the same period last year, accompanied by an EBITDA margin of 19.7%, which is 18.1 percentage points over the 2Q06.
- Net income totaled R$ 40.6 million in the 2Q07, rising 140.6% in relation to the 2Q06 (R$ 16.9 million).
- In the 2Q07, the Company's land bank reached R$ 12.1 billion, 240.5% up on the same period in 2006, enough to cover the Company's launches and geographical expansion over the next 4 to 5 years.




ROSSI

Operating Highlights	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Launches						
Number of launches	13	11	18.2%	20	16	25.0%
Usable area launched (m^2)	155,110	107,012	44.9%	306,407	158,241	93.6%
Units launched	1,750	981	78.4%	3,015	1,434	110.3%
PSV[1] launched	492,954	233,464	111.1%	952,678	327,768	190.7%
PSV launched % Rossi	401,162	209,903	91.1%	811,094	291,511	178.2%
Launches average price per m^2	3,178	2,182	45.7%	3,109	2,071	50.1%
Sales						
Contracted sales	317,727	129,894	144.6%	692,940	261,585	164.9%
Contracted sales % Rossi	246,866	117,726	109.7%	533,797	227,282	134.9%
Sold usable area (m^2)	89,782	62,243	44.2%	209,964	131,923	59.2%
Units sold	1,408	665	111.7%	2,655	1,243	113.6%
Financial Highlights (R$ thousand)	**2Q07**	**2Q06**	**Var (%)**	**1H07**	**1H06**	**Var (%)**
Net Operating Revenue	162,395	90,374	79.7%	325,899	175.584	85.6%
Gross Income	56,837	20,690	174.7%	114,193	46.233	147.0%
Gross Margin	35.0%	22.9%	12.1 p.p.	35.0%	26,3%	8.7 p.p.
Operating Income	46,343	21,799	112.6%	87,547	31.259	180.1%
Operating margin	28.5%	24.1%	4.4 p.p.	26,9%	17,8%	9.1 p.p.
EBITDA	31,955	1,422	2147.2%	64.778	10.930	492.7%
EBITDA margin (%)	19.7%	1.6%	18.1 p.p.	19,9%	6,2%	13.7 p.p.
Net income for the period	40,611	15,587	160.5%	76.262	(9.366)	-914.2%
Adjusted net income for the period [2]	40,611	16,881	140.6%	76.262	39.446	93.3%
Net margin	25.0%	17.2%	7.8 p.p.	23,4%	-5,3%	28.7 p.p.
Adjusted net margin [2]	25.0%	18.7%	6.3 p.p.	23,4%	22,5%	0.9 p.p.

1 Corresponds to the total amount resulting from the sales of all the units of a real estate project launched at a certain price.
2 Excluding the effect of the non-recurring items

Unearned Revenue and Result	Jun/07	Mar/07	Var (%)
Unearned Revenue	742,317	644,414	15.2%
Unearned Result	255,239	229,238	11.3%
Backlog gross margin	34.4%	35.6%	-1.2 p.p.

The good sales performance has sustained the Company's steady growth in the unearned result balance, closing the 2Q07 at R$ 255.2 million, or 11.3% up on the previous year. Backlog gross margins totaled 34.4%.

Management Report:

The real estate boom continues, encouraged by falling interest rates, higher credit supply and longer mortgage terms.

It must be noted that clients are now, more than ever, becoming more selective, demanding and conscious of the "cost-benefit" issue.

Demand has increased, yes, but for products where the tripod "location/project/price" determines the decision being taken.



ROSSI

Being aware of this, Rossi and its local partners (42 in 96 projects) have been focusing and investing a great deal on research so that during the land acquisition process itself, all the variables that determine a new launch are in place.

We have developed our own methodology for analyzing land acquisitions. The results are clearly seen through the high quality of our land bank. Its current volume (R$ 12.1 billion), along with our geographical and product diversification, guarantees the company launches for the next 4 to 5 years.

The adjusted sales turnover speed (adjusted STS) of 51.2% in the 2Q07 also confirms that we are tuned to the market requirements.

Despite the sluggishness in approvals, Rossi's strategy of working with a higher number of ongoing projects vis à vis its guidance for the year, enables us to reaffirm the PSV estimates for this year.

In the 1H07, we launched a total PSV of R$ 952 million (Rossi's share being R$ 811 million) and have already sold R$ 693 million this year.

I would also like to highlight that Net Income reached R$ 40.6 million in the quarter (net margin of 25.0%), and R$ 76 million in the 1H07 (net margin of 23.4%), following the growth trend seen in revenue recognition and consequent fixed cost dilution.

Another important number was EBITDA, having totaled R$ 32 million in the 2Q07 (19.7%) and R$ 65 million (19.9%) in the 1H07.

The simulations and daily tracking of cash flow using SAP software, as well as the issue and placement of R$ 300 million in non-convertible simple debentures, out of a total shelf registration program of R$ 600 million, give us the necessary cushion in respect to future project cash exposures and new land acquisitions.

Two more directors have joined us in the areas of new markets/partnerships and in land development activities, confirming the importance of these segments in the company's growth strategy.

Rossi's main differential to date is the SAP R/3 system, a fundamental management and control tool. This year, we have already invested R$ 2 million in services, infrastructure upgrading, hosting and support, and in doubling our processing capacity through the acquisition of a second 16GB server with 4 additional processors.

We continue to develop customized routines to streamline Rossi's business processes and to provide users increasing easiness in access, queries and decision making tools.

These softwares are not part of the package acquired, thus being developed over time grounded on the experience and needs of the Company and its professionals.

Rossi's shares appreciated close to 50% in the 1H07, demonstrating the confidence our investors have in the management and in its execution capacity to deliver on top of a known guidance.

Finally, the team deserves our congratulations for the results obtained. I have no doubt at all that the company's success is due to the capacity, motivation and commitment of our team in achieving the targets established, and hence I can firmly state that this will definitely be "the Rossi year".

Heitor Cantergiani - CEO


ROSSI



Launches and sales:

Thirteen new projects were launched in the quarter, with a potential sales value (PSV) of R$ 493.0 million, of which R$ 401.1 million correspond to Rossi's share, and the remaining to the partners.

In comparison with the 2Q06 (R$233.5 million), PSV moved up 111.1% and Rossi's share grew 91.1% (R$ 209.9 million).

PSV Launched (R$ million) – Consolidated


2Q07
493.0
2Q06
233.5
+111.1%

PSV Launched (R$ million) – Rossi's Share


2Q07
401.1
2Q06
209.9
+91.1%

Launches in units	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Residential property						
Until R$ 120,000	66	271	-75.6%	66	409	-83.9%
From R$ 120,100 to R$ 200,000	396	100	296.0%	514	100	414.0%
From R$ 200,100 to R$ 350,000	584	408	43.1%	1,175	560	109.8%
From R$ 350,100 to R$ 500,000	64	192	-66.7%	400	311	28.6%
Above R$ 500,100	374	10	3640.0%	594	10	5840.0%
Commercial property	266	-	100.0%	266	44	504.5%
Total	**1,750**	**981**	**78.4%**	**3,015**	**1,434**	**110.3%**

Launches in R$ thousand	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Residential property						
Until R$ 120,000	5,544	28,011	-80.2%	5,544	36,757	-84.9%
From R$ 120,100 to R$ 200,000	52,182	18,904	176.0%	66,289	18,904	250.7%
From R$ 200,100 to R$ 350,000	163,742	98,695	65.9%	319,608	134,327	137.9%
From R$ 350,100 to R$ 500,000	23,756	77,058	-69.2%	161,640	122,702	31.7%
Above R$ 500,100	220,922	10,796	1946.3%	372,789	10,796	3353.0%
Commercial property	26,808	-	100.0%	26,808	4,282	526.1%
Total	**492,954**	**233,464**	**111.1%**	**952,678**	**327,768**	**190.7%**


ROSSI



Launches in 2Q07	City	Launch	PSV R$ thousand	Usable area m²	# of units	% Sold	% Rossi's share	PSV Rossi's share
Avalon 2	Campinas	Apr/07	16,594	9,816	136	93%	70.0%	11,616
Avalon 3	Campinas	Apr/07	14,771	8,265	110	90%	70.0%	10,340
Orizzonti di San Carlo	São Carlos	May/07	20,817	11,667	150	50%	100.0%	20,817
Passeio Embaré	Santos	Jun/07	49,510	15,868	96	32%	50.0%	24,755
Mássimo Alto da Mooca	São Paulo	Jun/07	67,592	23,663	212	0%	75.0%	50,694
Pantai Península	Guarujá	Jun/07	62,455	10,511	86	0%	100.0%	62,455
Vértice 1	Valinhos	Jun/07	9,508	4,207	94	97%	70.0%	6,655
Vértice 2	Valinhos	Jun/07	7,519	3,326	73	93%	70.0%	5,263
Vértice 3	Valinhos	Jun/07	9,781	4,327	99	93%	70.0%	6,847
Condomínio dos Papiros	Sumaré	Jun/07	5,544	4,474	66	30%	100.0%	5,544
Vila Trópicos	Rib. Preto	Jun/07	23,756	16,247	64	0%	100.0%	23,756
Residencial Aquagreen	R. Janeiro	Jun/07	96,150	22,644	372	0%	100.0%	96,150
Privilège	Vitória	Jun/07	108,957	20,095	192	37%	70.0%	76,270
Total			**492,954**	**155,110**	**1,750**	**38%**	**81.4%**	**401,162**

Contracted sales grew 144.6%, from R$ 129.9 million in the 2Q06 to R$ 317.7 million in the 2Q07. Of this amount, R$ 246.9 million correspond to Rossi's share, 109.7% more than the contracted sales in the 2Q06 (Rossi's share being R$ 117.7 million).

Adjusted sales turnover speed (adjusted* STS) reached 51.18% in the period.

In order to calculate the 2Q07 STS, we have excluded PSV of the projects that were not sold. It is important to mention that these launches took place at the end of the quarter and hence we had no time to register contracted sales for them.

Contracted Sales (R$ million) – Consolidated


2Q07
317.7
2Q06
129.9
+144.6%

Contracted Sales (R$ million) – Rossi's Share


2Q07
246.9
2Q06
117.7
+109.7%


ROSSI


Sales in units	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Residential property						
Until R$ 120,000	247	188	31.4%	386	304	27.0%
From R$ 120,100 to R$ 200,000	344	124	177.4%	504	173	191.3%
From R$ 200,100 to R$ 350,000	313	239	31.0%	963	464	107.5%
From R$ 350,100 to R$ 500,000	133	63	111.1%	299	180	66.1%
Above R$ 500,100	168	27	522.2%	290	43	574.4%
Commercial property	203	24	745.8%	213	79	169.6%
Total	**1,408**	**665**	**111.7%**	**2,655**	**1,243**	**113.6%**

Sales in R$ thousand	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Residential property						
Until R$ 120,000	25,424	17,930	41.8%	36,230	26,941	34.5%
From R$ 120,100 to R$ 200,000	52,238	20,781	151.4%	83,566	28,828	189.9%
From R$ 200,100 to R$ 350,000	73,418	50,846	44.4%	256,289	101,224	153.2%
From R$ 350,100 to R$ 500,000	49,696	22,993	116.1%	112,654	70,894	58.9%
Above R$ 500,100	95,453	13,478	608.2%	181,034	24,486	639.3%
Commercial property	21,498	3,866	456.1%	23,167	9,212	151.5%
Total	**317,727**	**129,894**	**144.6%**	**692,940**	**261,585**	**164.9%**

The following tables show total contracted sales and revenue booked in the second quarter and in the first half of 2007 and 2006, per year of project launch:

	2Q07				2Q06			
Year	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**
2007	148,722	60%	48,822	30%	-	0%	-	0%
2006	73,658	30%	51,374	32%	56,031	48%	8,773	10%
2005	5,104	2%	37,477	23%	32,454	28%	11,393	13%
2004	11,618	5%	17,319	11%	10,777	9%	37,199	41%
2003	5,344	2%	5,406	3%	12,793	11%	24,263	27%
2002	2,420	1%	1,997	1%	5,671	5%	8,747	10%
Total	246,866	100%	162,395	100%	117,726	100%	90,375	100%
	1H07				**1H06**			
Year	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**	**Contracted Sales R$ thousand**	**%**	**Revenue R$ thousand**	**%**
2007	274,736	51%	90,681	28%	-	0%	-	0%
2006	214,186	40%	106,216	33%	99,091	44%	14,421	8%
2005	8,390	2%	70,189	22%	70,714	31%	19,848	11%
2004	20,068	4%	40,796	13%	22,228	10%	71,214	41%
2003	14,130	3%	16,136	5%	27,758	12%	60,933	35%
2002	2,287	0%	1,881	1%	7,491	3%	9,168	5%
Total	**533,797**	**100%**	**325,899**	**100%**	**227,282**	**100%**	**175,584**	**100%**


ROSSI



Developments under construction

On June 30, 2007, the Company had 59 construction sites totaling 87 projects with a total of 10,421 units, equivalent to 1,483,630 m² under construction. As of 1992, when we expanded our operations to different regions in Brazil, up to June 30, 2007, we have launched 35,687 units on a total constructed area of 3,825,852 m², of which 25,296 units (corresponding to 2,342,222 m²), have already been delivered.

Land bank:

The Company ended the 2Q07 with 120 sites for future launches in its land bank, with a PSV of R$ 12.1 billion, equivalent to 10,998,331 m² of buildable area, comprising a total of 66,324 units. Rossi's share of this land bank is of 74.6%, or R$ 9.1 billion.

Land bank (R$ thousand)	Until R$ 120,000	From R$ 120,100 to R$ 200,000	From R$ 200,100 to R$ 350,000	From R$ 350,100 to R$ 500,000	Above R$ 500,100	Commercial	Total	%
SP Office	218,497	214,322	778,390	448,027	823,867	-	2,483,103	20.45%
CPS Office	526,792	272,111	926,798	127,134	84,686	358,223	2,295,744	18.91%
POA Office	,220,888	331,783	542,643	307,383	56,250	-	2,458,947	20.25%
RJ Office	293,283	489,352	1,611,959	86,025	300,873	-	2,781,492	22.91%
BH Office	274,074	-	98,286	-	-	-	372,360	3.07%
NE Office	137,181	860,109	488,089	64,975	28,161	172,000	1,750,515	14.42%
TOTAL	**2,670,715**	**2,167,677**	**4,446,165**	**1,033,544**	**1,293,837**	**530,223**	**12,142,161**	**100.00%**
Distribution	22.00%	17.85%	36.62%	8.51%	10.66%	4.37%	100.00%	

2Q07 Land bank Breakdown


NE Office
14%
SP Office
20%
BH Office
3%
CPS Office
19%
RJ Office
24%
POA Office
20%




Financial Performance:


Gross Operating Margin
R$ million
93.3
167.2
2Q06
2Q07
EBITDA
R$ million
1.4
32.0
2Q06
2Q07
Gross Income
R$ million
20.7
56.8
2Q06
2Q07
Adjusted Net Income
R$ million
16.9
40.6
2Q06
2Q07

Gross Operating Revenue. Gross operating revenue moved up 79.1%, from R$ 93.3 million in the 2Q06 to R$ 167.2 million in the 2Q07, primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes rose 62.4%, from R$ 3.0 million in the 2Q06 to R$ 4.8 million in the 2Q07.

Net Operating Revenue. Net operating revenue recorded a 79.7% growth, from R$ 90.4 million in the 2Q06 to R$ 162.4 million in the 2Q07, in line with the upturn in our gross operating revenue.

Cost of Properties and Services Sold. Cost of properties and services sold increased 51.5%, from R$ 69.7 million in the 2Q06 to R$ 105.6 million in the 2Q07. This was caused by the higher number of projects under construction in the period.

Gross Income. Gross income jumped 174.7%, from R$ 20.7 million in the 2Q06 to R$ 56.8 million in the 2Q07. Gross margin stood at 35.0% in the 2Q07, 12.1 p.p. up on the 22.9% gross margin recorded in the 2Q06.

Administrative Expenses. Administrative expenses totaled R$ 16.2 million in the 2Q07, a 71.0% increase in nominal terms over the R$ 9.4 million recorded in the 2Q06. When compared to the net operating revenue, administrative expenses went down from 10.5% in the 2Q06 to 9.9% in the 2Q07. This nominal


ROSSI



increase results from the Company's investments in geographic expansion, and hiring manpower for surveying land and related travel expenses.

Selling Expenses. Selling expenses decreased 6.5%, from R$ 11.5 million in the 2Q06 to R$ 10.8 million in the 2Q07. Compared to the net operating revenue, they declined from 12.7% in the 2Q06 to 6.6% in the 2Q07, a 6.1 p.p. decrease.

EBITDA. EBITDA totaled R$ 32.0 million in the 2Q07, a massive 2147.2% spike year-on-year, followed by an EBITDA margin of 19.7%, up 18.1 p.p. year-on-year, due to the higher booked revenue, increase in gross margins and decrease in operating expenses.

Depreciation and Amortization: Depreciation and amortization expenses moved rose 45.7%, from R$0.2 million in the 2Q06 to R$0.3 million in the 2Q07. This increase is mainly from the lands acquired for the Company's geographic expansion and amortization of investments for streamlining the information systems.

Net Financial Result (Expenses). Net financial results decreased 28.6%, from R$20.6 million in the 2Q06 to R$14.7 million in the 2Q07. This result is due to lower investments due to cash utilization in the operations.

Revenues from Client Financing. There was an increase in revenue from client financing, from R$ 1.7 million in the 2Q06 to R$ 1.9 million in the 2Q07. This increase results mainly from a higher volume of the receivables portfolio in line with the increase in our sales.

Income Tax and Social Contribution. Provision for income tax and social contribution rose from R$ 4.7 million in the 2Q06 to R$ 4.8 million in the 2Q07. Provision for income tax and social contribution follows the Brazilian Corporate Law, both for companies taxed on real and presumed income, which differs from tax legislation.

Net Income. Adjusted net income moved up from R$16.9 million in the 2Q06 to R$ 40.6 million in the 2Q07. Adjusted net margin rose from 18.7% in the 2Q06 to 25.0% in the 2Q07.


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Indebtedness:

The Company ended the 2Q07 with a total debt of R$ 155.6 million, 13.0% higher than in the 1Q07. Of this total, R$ 155.1 million refers to construction financing, which remained in line with the previous quarter.

As for working capital loans, the Company recorded a 52.3% decline, from R$ 1.1 million in the 1Q07 to R$ 0.5 million in the 2Q07, due to amortizations made in the period.

Total cash position fell 26.8%, from R$ 246.8 million in the 1Q07 to R$ 180.7 million in the 2Q07, basically due to investments to augment the Company's land bank.

Indebtedness (R$ thousand)	2Q07	1Q07	Var (%)
Indebtedness – Short Term			
Construction financing	111,645	99,419	12.3%
Loans – working capital	509	1,068	-52.3%
Indebtedness – Long Term			
Construction financing	43,478	37,280	16.6%
Loans – working capital	-	-	
Total Indebtedness	**155,632**	**137,767**	**13.0%**
Cash & cash equivalents			
Cash and banks	6,960	9,391	-25.9%
Investments – short term	172,312	235,874	-26.9%
Investments – long term	1,404	1,529	-8.1%
Total cash & cash equivalents	**180,676**	**246,794**	**-26.8%**
Net Debt	**(25,044)**	**(109,027)**	**-77.0%**


ROSSI



Conference Call:

Portuguese Presentation
Friday, August 17, 2007
10:00 am (Brasília Time) / 9:00 am (EST)
Phone: 55 11 2101-4848
Code: Rossi

English Presentation
Friday, August 17, 2007
12:00 noon (Brasília Time) / 11:00 am (EST)
Phone: 1 973 935-8893
Code: 9010855

Live webcast: www.rossiresidencial.com.br/ir

About Rossi:

Rossi is one of the largest real estate developers in Brazil, listed in the *Novo Mercado* segment of the São Paulo Stock Exchange (Bovespa: RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador, the company is present in 36 cities. The regions where Rossi operates indicate high housing shortage, per capita income above the national average and large potential for economic and population growth. As it operates in different markets (different products in different regions), Rossi has a flexible product mix that can adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the brand America Properties.

For further information access: www.rossiresidencial.com.br/ir.


ROSSI



Income Statement:

Income Statement (R$ '000)	2Q07	2Q06	Var (%)	1H07	1H06	Var (%)
Gross Operating Revenue						
Property sales and services	167,205	93,335	79.1%	336,104	181,080	85.6%
(-) Sales taxes	(4,810)	(2,961)	62.4%	(10,205)	(5,496)	85.7%
Net Revenue	162,395	90,374	79.7%	325,899	175,584	85.6%
Costs of property and services	(105,558)	(69,684)	51.5%	(211,706)	(129,351)	63.7%
Gross Income	56,837	20,690	174.7%	114,193	46,233	147.0%
Gross Margin	35.0%	22.9%	12.1 p.p.	35.0%	26.3%	8.7 p.p.
Operating Revenues (Expenses)						
Selling	(10,759)	(11,503)	-6.5%	(25,437)	(21,327)	19.3%
Administrative	(16,154)	(9,445)	71.0%	(28,239)	(17,258)	63.6%
Depreciation and amortization	(306)	(210)	45.7%	(565)	(413)	36.8%
Financial (expenses) revenues, net	14,694	20,587	-28.6%	23,334	20,742	12.5%
Revenue from clients' financing	1,922	1,680	14.4%	4,016	3,269	22.9%
Other operating (expenses) revenues	109	0	100.0%	245	13	1784.6%
Total	**(10,494)**	**1,109**	**-1046.3%**	**(26,646)**	**(14,974)**	**77.9%**
Operating Income (Loss)	**46,343**	**21,799**	**112.6%**	**87,547**	**31,259**	**180.1%**
Operating Margin	**28.5%**	**24.1%**	**4.4 p.p.**	**26.9%**	**17.8%**	**9.1 p.p.**
Other Revenues and (Expenses)	(918)	(1,540)	-40.4%	(1,513)	(48,410)	-96.9%
Income Tax and Social Contribution	(4,814)	(4,672)	3.0%	(9,772)	7,785	-225.5%
Net Income (Loss) in the period	**40,611**	**15,587**	**160.5%**	**76,262**	**(9,366)**	**-914.2%**
Net Margin	**25.0%**	**17.2%**	**7.8 p.p.**	**23.4%**	**-5.3%**	**28.7 p.p.**
Non recurring items						
Expenses with the public offering	0	1,294	0.0%	0	48,812	-100.0%
Adjusted Net Income	**40,611**	**16,881**	**140.6%**	**76,262**	**39,446**	**93.3%**
Adjusted Net Margin	**25.0%**	**18.7%**	**6.3 p.p.**	**23.4%**	**22.5%**	**0.9 p.p.**
E.B.I.T.D.A.						
Operating Income (Loss)	46,343	21,799	112.6%	87,547	31,259	180.1%
(+) Depreciation and amortization	306	210	45.7%	565	413	36.8%
(+/-) Financial Revenues (Expenses), net	(14,694)	(20,587)	-28.6%	(23,334)	(20,742)	12.5%
E.B.I.T.D.A.	**31,955**	**1,422**	**2147.2%**	**64,778**	**10,930**	**492.7%**
E.B.I.T.D.A. Margin	**19.7%**	**1.6%**	**18.1 p.p.**	**19.9%**	**6.2%**	**13.7 p.p.**


ROSSI



Balance Sheet:

ASSETS (R$ '000)	2Q07	% of Total	1Q07	% of Total
CURRENT ASSETS				
Cash and cash equivalents	6,960	0.4%	9,391	0.6%
Short term investments	172,312	10.7%	235,874	15.0%
Accounts receivable from clients	190,931	11.8%	166,992	10.6%
Inventories	577,228	35.8%	548,640	34.8%
Prepaid expenses	49,693	3.1%	38,853	2.5%
Other receivables	78,022	4.8%	90,749	5.8%
Total Current Assets	**1,075,146**	**66.6%**	**1,090,499**	**69.2%**
NON CURRENT ASSETS				
LONG TERM ASSETS				
Accounts receivable from clients	366,572	22.7%	316,297	20.1%
Long term investments	1,404	0.1%	1,529	0.1%
Inventories	63,439	3.9%	61,787	3.9%
Judicial deposits	4,799	0.3%	4,609	0.3%
Deferred income tax and social contribution	57,217	3.5%	55,450	3.5%
Other receivables	23,154	1.4%	20,034	1.3%
Total Long Term Assets	**516,585**	**32.0%**	**459,706**	**29.2%**
PERMANENT ASSETS				
Investments	16,053	1.0%	19,544	1.2%
Fixed	2,066	0.1%	2,577	0.2%
Intangible	3,389	0.2%	3,218	0.2%
Total Permanent Assets	**21,508**	**1.3%**	**25,339**	**1.6%**
TOTAL ASSETS	**1,613,239**	**100.0%**	**1,575,544**	**100.0%**


ROSSI


LIABILITIES (R$ '000)	2Q07	% of Total	1Q07	% of Total
CURRENT LIABILITIES				
Loans and financing	112,154	7.0%	100,487	6.4%
Accounts payable to sites acquisition	90,637	5.6%	110,117	7.0%
Suppliers	19,174	1.2%	17,643	1.1%
Salaries and payroll charges	5,692	0.4%	4,760	0.3%
Taxes and contribution payable	7,707	0.5%	6,595	0.4%
Dividends payable	0	0.0%	10,560	0.7%
Advance to clients	1,968	0.1%	2,893	0.2%
Other accounts payable	20,429	1.3%	40,792	2.6%
Total Current Liabilities	**257,761**	**16.0%**	**293,847**	**18.7%**
NON CURRENT LIABILITIES				
LONG TERM LIABILITIES				
Loans and financing	43,478	2.7%	37,280	2.4%
Accounts payable to sites acquisition	100,895	6.3%	76,063	4.8%
Taxes and contribution payable	2,257	0.1%	2,257	0.1%
Deferred income tax and social contribution	49,139	3.0%	43,200	2.7%
Advance to clients	7,910	0.5%	9,120	0.6%
Other accounts payable	4,337	0.3%	3,310	0.2%
Total Long Term Liabilities	**208,016**	**12.9%**	**171,230**	**10.9%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	27.6%	445,117	28.3%
Capital Reserve	530,846	32.9%	534,462	33.9%
Legal Reserve	8,087	0.5%	8,087	0.5%
Retained Earnings Reserve	163,412	10.1%	122,801	7.8%
Total Shareholders' Equity	**1,147,462**	**71.1%**	**1,110,467**	**70.5%**
TOTAL LIABILITIES	**1,613,239**	**100.0%**	**1,575,544**	**100.0%**


ROSSI



ROSSI'S TOTAL PSV REACHES R$ 952.6 MILLION IN THE FIRST SIX MONTHS OF 2007

São Paulo, July 11, 2007 – Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, announces that it has reached a PSV of R$ 492.9 million in 2Q07, of which R$ 401.1 million corresponds to Rossi's share in the launches. 13 new projects were launched in the period, in the cities of São Paulo, Campinas, São Carlos, Ribeirão Preto, Guarujá, Santos, Valinhos, Vitória and Rio de Janeiro.

Thus, it ended the first six-month period of 2007 with a total PSV of R$ 952.6 million, of which, Rossi's share corresponded to R$ 811.0 million.

Additional Information:
Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 30 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.


ROSSI



Geographical Presence

- **Bahia**
  - Salvador
- **Ceará**
  - Fortaleza
- **Espírito Santo**
  - Serra
  - Vila Velha
  - Vitória
- **Minas Gerais**
  - Belo Horizonte
- **Paraná**
  - Curitiba
- **Pernambuco**
  - Recife
- **Rio de Janeiro**
  - Niterói
  - Nova Iguaçu
  - Rio de Janeiro
- **Rio Grande do Norte**
  - Natal
- **Rio Grande do Sul**
  - Canoas
  - Porto Alegre
- **São Paulo**
  - Barueri
  - Campinas
  - Guarujá
  - Guarulhos
  - Jacareí
  - Osasco
  - Ribeirão Preto
  - Santo André
  - Santos
  - São Caetano
  - São Carlos
  - São José dos Campos
  - São Paulo
  - Sorocaba
  - Sumaré
  - Valinhos


ROSSI

ROSSI RESIDENCIAL S.A.

Open Capital Company -CVM nº 01630-6 – CNPJ nº 61.065.751/0001-80 -NIRE 35300108078
Av. Major Sylvio de Magalhães Padilha nº 5.200, Edifício Miami, Bloco C, 3º andar, conjunto 31, São Paulo -SP

NOTICE TO THE MARKET

Banco Bradesco BBI S.A., a financial institution headquartered in the city of Osasco, State of São Paulo, in the administrative center called "Cidade de Deus" [City of God], Vila Yara, Prédio Novíssimo -4º andar, enrolled with the CNPJ/MF under No. 06.271.464/0001-19 (the "Leading Coordinator") communicates, pursuant to article 53 of the Brazilian Securities and Exchange Commission ("CVM") Injunction No. 400, of December 29, 2003 ("CVM Injunction 400/03"), which were filed with CVM, on May 28, 2007, the requests of (i) filing of the first public distribution program of simple debentures, not share-convertible, unsecured and issued by Rossi Residencial S.A., a joint stock company headquartered in São Paulo, at Avenida Major Sylvio de Magalhães Padilha nº 5.200, Edifício Miami, Bloco C, 3º andar, conjunto 31, enrolled with the CNPJ/MF under No. 61.065.751/0001-80 (the "Company" or "Issuer"), for two (2) years, at the total amount of up to six million reais (R$ 600.000.000,00) (the "Program") and (ii) registration of the 1st issuance of the Program ("Issuance"). Thirty thousand (30,000) unsecured, not share-convertible debentures, all of which nominal and inscribed, shall be issued for public distribution, at the unit face value (the "Unit Face Value") of ten thousand reais (R$ 10,000.00) ("Debentures"), adding up to an initial total of three hundred million reais (R$ 300,000,00.00) (the "Offer").

1. GENERAL CHARACTERISTICS OF THE OFFER

Thirty thousand (30,000) Debentures shall be the object of public distribution, in an underwriting agreement regime. The number of Debentures, which are the subject matter of such Offer, can be increased:

a) at the Issuer's discretion, and in compliance with the Leading Coordinator, in up to twenty percent (20%) in relation to the number of originally offered Debentures, pursuant to article 14 of CVM Injunction 400.

b) at the Leading Coordinator's discretion, in case it understands that the search for such Debentures is justifiable, after the Issuer's approval, in up to fifteen percent (15%) in relation to the number of originally offered Debentures, pursuant to article 24 of CVM Injunction 400.

Such Debentures shall be registered for placement in the primary market by means of (i) Securities Distribution System ("SDT"), and the financial settlement of such Offer shall be filed at CETIP - Clearing House for the Custody and Financial Settlement of Securities ("CETIP"); and (ii) BovespaFix Negotiation System ("BovespaFix"), of the São Paulo Stock Exchange -BOVESPA, subject to custody and settlement controls of the Brazilian Clearing and Depository Corporation ("CBLC").

The Offer shall be carried out by means of the Coordinator, and it shall start after the registration granting by CVM and publishing of the corresponding announcement of distribution commencement ("Announcement of Commencement"), and the placement term shall be five (5) days as of the announcement of commencement has been published or as of the date the distribution announcement of closure ("Announcement of Closure") has been published, whichever the first ("Placement Term").

The Offer Announcement of Commencement and Announcement of Closure shall be published in the domestic issue of *Valor Econômico* newspaper.

2. DEBENTURES CHARACTERISTICS

The Debentures shall grant their holders credit right against the Issuer, pursuant the deed of issue ("Deed of Issue") and they shall be nominal and unsecured. The Debentures shall not be converted into shares of the Issuer and certificates shall not be issued, and they shall be inscribed.

The Debentures shall be due on July 1, 2014 ("Maturity Date"). The Debentures shall be annually amortized in three (3) installments as of the sixtieth (60th) month (inclusive) as of the Date of Issuance, starting on July 1, 2012 (each of them, an "Amortization Date"). The Debentures shall bear interests corresponding to one hundred and six point sixty percent (106,60%) maximum, of the daily average rates of the one-day Interbank Deposits (DI), Extra-Group ("DI Rates"), expressed in percentages, per year, two hundred and fifty-two (252) business days base, estimated and released by CETIP ("Maximum Rate"), and the aforementioned percentage shall be defined in a bookbuilding process, accrued over the Debentures Face Value, *pro rata temporis*, as of the Date of Issuance or of the last date of payment of the yield, as the case may be, and paid at the end of each Capitalization Period ("Yielding"). The Debentures Yielding shall be carried out every six months, as of the Date of Issuance, and the Maturity Date shall be the last yield date of payment, pursuant to the Deed of Issue.

Banco Bradesco S.A. shall be the representative and bookrunner bank of such Debentures. Oliveira Trust DTVM S.A. shall be the Trustee.

3. OFFER TARGET PUBLIC, INFORMATION ON THE BOOKBUILDING PROCEDURE, DISTRIBUTION PLAN AND UNDERWRITING PRICING

3.1. Offer Target Public

The target public for this Offer shall comprise individual and legal investors, investment funds, pension funds, entities administrating third parties' resources at CVM, entities authorized to operate by the Brazilian Central Bank, insurance companies, supplementary capitalization and social security companies and institutional or qualified investors by the rules in force in the country.

3.2. Bookbuilding Procedure and Distribution Plan

On prior to twelve (12) business days as of the publication date of this Notice to the Market, the Coordinator intends to carry out a bookbuilding procedure of the Debentures ("Bookbuilding Procedure").

The Debentures shall be fully paid on the Settlement Date, upon payment in domestic currency, cash and in immediately available resources, of the Underwriting Price, pursuant to the procedures set forth in the Private Agreement of Coordination, Underwriting and Distribution of Non-convertible, Unsecured, Simple Debentures, in a Single Series, for Public Distribution, of Rossi Residencial S.A. executed between the Issuer and the Coordinators.

3.3. Determining the Underwriting Price

The Debentures shall be underwritten and paid up, in the primary market, by its Unit Face Value, accrued of Yielding, estimated *pro rata temporis* as of the Date of Issuance

to the full payment date, adjusted by premium or discount, as the case may be, based on Institutional Investors' bookbuilding pursuant to the Bookbuilding Procedure (the "Underwriting Price"). The financial settlement shall be carried out on prior to June 25, 2007 ("Settlement Date").

4. PROGRAM PRELIMINARY PROSPECT AND OFFER PRELIMINARY SUPPLEMENT

The Program preliminary prospect and the Offer preliminary supplement ("Preliminary Prospect" and "Preliminary Supplement") are available in the addresses and on the world wide web pages described bellow:

ISSUER

ROSSI RESIDENCIAL S.A.

Av. Major Sylvio de Magalhães Padilha nº 5.200 Edifício Miami, Bloco C, 3º andar, conjunto 31, São Paulo -SP – CEP 05693-000 -São Paulo -SP c.o.: Mr. Sérgio Pedroso Rossi Cuppoloni – Investors' Relations Director Phone: (0xx11) 3759-7222 Fax.: (0xx11) 3759-0559 Website: www.rossiresidencial.com.br

LEADING COORDINATOR

BANCO BRADESCO BBI S.A.

Avenida Paulista nº 1.450, 8º andar – CEP 01310-917 -São Paulo -SP c.o.: Mr. João Carlos Zani Phone: (0xx11) 2178-4800 – Fax.: (0xx11) 2178-4880 Website: www.shopinvest.com.br

CVM – Brazilian Securities and Exchange Commission -CVM Rua Sete de Setembro nº 111, 5º andar -Rio de Janeiro -RJ

Rua Cincinato Braga nº 340 -2º, 3º e 4º andares -São Paulo -SP Website: www.cvm.gov.br **CETIP – Clearing House for the Custody and Financial Settlement of Securities -CETIP Avenida República do Chile nº 230, 11º andar - Rio de Janeiro -RJ**

Rua Líbero Badaró nº 425, 24º andar -São Paulo -SP Website: www.cetip.com.br

BOVESPA – São Paulo Stock Exchange -BOVESPA Rua XV de Novembro nº 275 – CEP 01013-001 -São Paulo -SP – Caixa Postal: 3456 Website: www.bovespafix.com.br

CBLC – Brazilian Clearing. and Depository Corporation -CBLC Rua XV de Novembro nº 275 – CEP 01013-001 -São Paulo -SP Website: www.cblc.com.br

5. ESTIMATED DATES AND OFFER ADVERTISING VENUES

The Issuer and the Coordinator inform that a roadshow for the Offer is expected to take place between June 3 and 5, 2007, in the Cities of São Paulo and Rio de Janeiro. For further information, please contact the Coordinator.

The Settlement Date shall take place on the corresponding Debentures Underwriting Date. The dates informed herein may be altered, at the Coordinator's and Issuer's discretion, upon notices published in the same media as this Notice to the Market.

6. SUPPLEMENTARY INFORMATION

The Offer and the Program are subject to filing and approval of CVM. Any information on the Program, the Offer or the Issuer is detailed in the Program Preliminary Prospect and in the Preliminary Supplement, in the addresses set forth hereinabove. Any information found in the Program Preliminary Prospect and in the Preliminary Supplement is under CVM analysis and are subject to complementation or amendments. The Final Prospect and the Final Supplement shall be made available to the Investors in the places referred to under item 4 hereinabove, as of the Date of Publication of the Offer Announcement of Commencement.

TO ACCEPT THE OFFER, PLEASE READ THE PROSPECT AND THE SUPPLEMENT BEFOREHAND

ANBID

"The Tender Offer/Program herein was carried out pursuant to the provisions of the AN BID Self-Regulation Code for Tender Offers of Securities Distribution and Acquisition, which is registered in the 4th Registry of Deeds and Documents of the District of São Paulo, State of São Paulo, under No. 4890254, and the Tender Offer/Program herein comply with the minimum standards of information set forth in the code, and AN BID shall not be liable to any responsibilities for any said information, as issuer and or offerer, about the institutions taking part and about the securities that are the subject matter of such Tender Offer/Program".

Leading Coordinator


BB

www.rossiresidencial.com.br


ROSSI



This is a free translation from the original released by S&P

Publication Date: Jun18, 2007

Eduardo Chehab, São Paulo (55) 11-3039-9742, eduardo_chehab@standardandpoors.com
Milena Zaniboni, São Paulo (55) 11-3039-9739, milena_zaniboni@standardandpoors.com

Standard & Poor's rates Rossi Residencial S.A.

São Paulo, June 18, 2007 (Standard & Poor's) – Standard & Poor's Ratings Services today gave Rossi Residencial S.A. the corporate credit rating of 'brA-' on the Brazil National Scale. It also assigned 'brA-' to the company's future debenture issue totaling up to R$300 million, with a maturity of seven years. The outlook of the corporate credit rating is stable.

The ratings assigned to Rossi reflect the company's significant presence in the market, its geographical spread (it operates in 30 cities), the high quality and efficient execution of its projects, and the history of prudent fiscal policies. These positive factors, together with the improvement in the company's cash flow after the share issue of 2006, gave it more favorable conditions while negotiating land acquisition and increased the number of real estate launches, resulting in significantly better operating margins.

On the other hand, the ratings incorporate the risks associated with the company's exposure to the residential construction industry in Brazil, which is highly competitive, cyclical and fragmented, besides being strongly dependent on the performance of the Brazilian economy. The ratings also reflect the challenge facing Rossi to maintain its impressive operational performance in the face of greater competition for land and the growing competition in its principal market, the medium and low income segment. This is because, renowned builders of residential projects, who earlier focused on high income segments, are now following the market trend and targeting their launches at the medium and low income segments, traditionally Rossi's niche market.

After years of stagnation, demand has increased significantly in the residential construction market, especially in the medium income segment, which is the focus of Rossi, since customers now have access to diverse financing options at costs and repayment periods that more attractive than in the recent past. Rossi's efficient planning and the quality of its projects, together with the favorable environment for residential construction projects in Brazil enabled it to significantly accelerate the pace of its launches - 48 in 2006 against a yearly average of 20 between 2003 and 2005. In addition, the number of units sold before the property is constructed (more than 60%) partly reduces the uncertainties that may affect Rossi's financial performance in a turbulent economic scenario in Brazil. Due to the growing number of launches, the company's revenue may reach R$ 700 million in 2007, which is 70% higher than in 2006; EBITDA margin should grow to a level that is higher than its historical levels, reflecting the company's operational efficiency, its better bargaining power during land acquisition and gains in scale. The ratio of internal cash generation (Funds From Operations - FFO) to total debt was 45.3% in 2006, but we expect this to decline significantly during the initial years after the debenture issue, despite the projected increase in FFO. On the other hand, the higher revenue volume, the expected improvement in profit margins and the reduction in interest rates should result in better interest coverage by EBITDA.


ROSSI



Despite Rossi's history of low default rates and losses, we believe that the company may be affected if the economy decelerates rapidly. The real estate finance market in Brazil is still relatively small, which is another factor restricting the ratings of builders of residential properties in Brazil.

Liquidity

Rossi has an adequate liquidity position. In March 2007, its total debt was R$ 138 million, wholly related to loans from the Brazilian National Housing System (SFH). This liability is usually passed on to the owners of properties once construction is completed and the keys are handed over to them. The company's cash balance plus investments totaled R$ 245 million at this date.

In the coming months, Rossi should issue debentures totaling R$ 300 million, with a 7 year maturity. Funds from this issue will be used to finance its increasing working capital needs driven by the strong growth in its activities. During the coming years, the company plans to maintain the current land bank, equivalent to R$ 8.7 billion of Potential Sales Volume (VGV), that is, at a level that is sufficient for launches during three to four years at the current pace.

Rossi's Free Operating Cash Flow (FOCF), which refers to the funds available after adjusting for working capital and investments, has been negative in recent years. This was because the steep increase in the number of projects under construction has had an immediate impact on greater working capital requirements in order to finance customers and to maintain the land bank and number of properties in construction high. However, once the new level of operations is reached starting 2008, FOCF should be positive. We expect that the company's liquidity, strengthened by the funds raised from the debenture issue, will be sufficient to finance its operations and its expansion in the medium-term.

Outlook

The stable outlook reflects our expectation that the company will continue to be successful in implementing its growth strategy, acquiring land, and launching new construction projects, while maintaining a conservative financial policy to limit the risks associated with the increase in working capital requirements projected for the next few years and the inherent volatility of the homebuilding sector.

Downward pressure on the rating could arise if the company encounters obstacles to its operational and financial strategies, which could affect cash flow and produce a capital structure unsuited to the cycle of its construction projects. On the other hand, a persistently favorable scenario for homebuilders could improve the rating or outlook, helping the company to keep a strong operating (sustaining the improved profitability level reached after capitalization), and financial performance (maintaining conservative debt and liquidity levels).


ROSSI



GUIDANCE REVISION 2007-2008

São Paulo, June 5, 2007 - Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, announces that it has revised its 2007-2008 guidance as per the table below:

The increasing visibility of our operations and our strong fundamentals grounded on the strategy of regionalizing and diversifying geographically gives us the possibility of revising our expectations upwards for the mentioned period.

Rossi remains focused in its management and in the continuous buildup of its business platforms through a high quality, fully diversified land bank across the country, certain that the Company shall continue adding value to all of its shareholders.

	2007				2008			
Rossi´s share in R$ MM	Old		New		Old		New	
	Low	High	Low	High	Low	High	Low	High
Net Revenues	550	650	600	700	800	900	850	950
Launches (PSV)	1,300	1,450	1,600	1,800	1,560	1,740	1,920	2,160
Contracted Sales	1,000	1,100	1,250	1,400	1,150	1,265	1,500	1,680
Gross Backlog Margin %	35	37	35	37	35	37	35	37
Gross Margin %	34	36	34	36	34	36	34	36
EBITDA Margin %	16	18	18	20	18	20	20	22

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 30 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.


ROSSI


Geographical Presence

- **Bahia**
  - Salvador
- **Ceará**
  - Fortaleza
- **Espírito Santo**
  - Serra
  - Vila Velha
  - Vitória
- **Minas Gerais**
  - Belo Horizonte
- **Paraná**
  - Curitiba
- **Pernambuco**
  - Recife
- **Rio de Janeiro**
  - Niterói
  - Nova Iguaçu
  - Rio de Janeiro
- **Rio Grande do Norte**
  - Natal
- **Rio Grande do Sul**
  - Canoas
  - Porto Alegre
- **São Paulo**
  - Barueri
  - Campinas
  - Guarujá
  - Guarulhos
  - Jacareí
  - Osasco
  - Ribeirão Preto
  - Santo André
  - Santos
  - São Caetano
  - São Carlos
  - São José dos Campos
  - São Paulo
  - Sorocaba
  - Sumaré
  - Valinhos

Additional Information:
Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI

Rossi Residencial will release its 1Q07 results on May 15, 2007, after Bovespa's trading hours.

Conference calls – May 17, 2007

In Portuguese	In English
at 9:00 am (US EST)/10:00 am (Brasília time)	at 11:00 am (US EST)/12:00 pm (Brasília time)
Dial in: +55 11 2101-4848	Dial in: +1 973 935-8510
Conference ID: Rossi	Conference ID: 8717842
Replay (available until 05/24/07): +55 11 2101-4848	Replay (available until 24/05/07): +1 973 341-3080

Live broadcast through the Internet in an audio and slide system at:
www.rossiresidencial.com.br/ir

Investor Relations:

Sérgio Rossi Cuppoloni
Ph: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Ph: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


RSID3
NOVO
MERCADO
BOVESPA BRASIL



1Q07 Results

Bovespa: RSID3
NYSE (ADR): RSR2Y

PSV of launches totals R$ 459.7 million
Contracted sales grow 184.9% (R$ 375.2 million)
Net Income reaches R$ 35.6 million
EBITDA came to R$ 32.8 million (20.1% margin)

São Paulo, May 15, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the first quarter of 2007 (1Q07). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in thousands of Brazilian Reais (R$ thousand). All comparisons, except where otherwise indicated, refer to the first quarter of 2006 (1Q06).

Highlights of the Period:

- Potential sales volume (PSV) totaled R$ 459.7 million in the 1Q07 from the launch of 1,265 units of which Rossi's share in the projects was 89.2%.
- Contracted sales increased 184.9%, from R$ 131.7 million in the 1Q06 to R$ 375.2 million in the 1Q07. Rossi's share grew 161.9%.
- Net revenue reached R$ 163.5 million in the 1Q07, up by 91.9% year-on-year.
- EBITDA amounted to R$ 32.8 million in the 1Q07, 245.2% up over the same period last year, accompanied by an EBITDA margin of 20.1%, 8.9 percentage points above the same period in 2006.
- Net income totaled R$ 35.6 million in the 1Q07, climbing 58.0% in relation to the 1Q06 (R$ 22.6 million).
- In the 1Q07, the Company's land bank reached R$ 8.8 billion, 323.8% up on the same period in 2006, enough to cover the Company's launches in the next 4 to 5 years.

Investor Relations
Sérgio Rossi Cuppoloni – IRO
Sergiorossi@rossiresidencial.com.br
(55-11) 3759-7222



Operating Highlights	1Q07	1Q06	Var (%)
Launches			
Number of launches	7	5	40.0%
Usable area launched (m^2)	151,297	51,229	195.3%
Units launched	1,265	453	179.2%
PSV launched (R$ thousand)	459,724	94,303	387.5%
Launches average price per m^2	3,039	1,841	65.1%
Sales			
Contracted sales (R$ thousand)	375,213	131,691	184.9%
Sold usable area (m^2)	120,004	69,680	72.2%
Units sold	1,247	578	115.7%

[1]Corresponds to the total amount resulting from the sales of all the units of a real estate project launched at a certain price.

Financial Highlights (R$ thousand)	1Q07	1Q06	Var (%)
Net Operating Revenue	163,504	85,210	91.9%
Gross Income	57,356	25,543	124.6%
Gross Margin	35.1%	30.0%	
Operating Income	41,204	9,460	335.6%
Operating Margin	25.2%	11.1%	
Adjusted EBITDA [1]	32,823	9,507	245.2%
EBITDA Margin (%) [1]	20.1%	11.1%	
Net Income of the period	35,651	(24,953)	-242.9%
Adjusted Net Income of the period [1]	35,651	22,565	58.0%
Net Margin	21.8%	-29.3%	
Adjusted Net Margin[1]	21.8%	26.5%	

[1] Excluding the effect of the non-recurring items

Unearned Revenue and Result	Mar/07	Dec/06	Var (%)
Unearned revenue	644,414	517,435	24.5%
Unearned result	229,238	184,471	24.3%
Backlog gross margin	35.6%	35.7%	-0.1 p.p.

The growth in the volume of launches combined with the good sales performance has sustained the Company's steady growth in the unearned result balance, closing the 1Q07 at R$ 229.2 million, or 24.3% up on the previous year. Backlog gross margins remained stable at 35.6%.



Launches and sales:

Seven new projects were launched in the quarter, with a potential sales value (PSV) of R$ 459.7 million, of which R$ 409.9 million correspond to Rossi's share, and the remaining to the partners.

In comparison with the 1Q06, PSV moved up 387.5% (R$ 94.3 million) and Rossi's share grew 402.3% (R$ 81.6 million).

Launches in 1Q07	City	Date	PSV R$ thousand	Usable area in m²	Units	% Sold	% Rossi	PSV Rossi's Share
Metropolitan Region of São Paulo								
Brooklin to Live	S. Paulo	Feb/07	55,328	17,049	112	8%	100%	55,328
Mont Serrat	S. Paulo	Feb/07	151,867	45,594	220	24%	70%	106,307
Campinas and Sumaré								
Reserva Original	Campinas	Feb/07	12,300	5,875	52	73%	100%	12,300
Avalon - Cond. 1	Campinas	Mar/07	14,107	8,590	118	0%	70%	9,875
Porto Alegre								
Autentique	P. Alegre	Mar/07	82,556	26,985	224	5%	100%	82,556
Rio de Janeiro								
Vitoria Bay	Vitória	Jan/07	89,249	28,627	269	95%	100%	89,249
Liberty Green	R Janeiro	Mar/07	54,317	18,577	270	0%	100%	54,317
Total			459,724	151,297	1,265	29%	89.2%	409,932

The projects launched in March received many visitors, resulting in a higher number of sales proposals than our expectations. As a consequence of the credit scoring process and analysis of clients' documents, the said proposals became contracted sales only in April. The following table presents the contracted sales regarding the projects launched in the 1Q07, until April 30, 2007, where we reached a 48% STS – sales turnover over supply.



Launches in 1Q07	City	Date	Units Launched	Total sales until 04/30/07	% Sold
Metropolitan Region of São Paulo					
Brooklin to live	S. Paulo	Feb/07	112	19	17%
Mont Serrat	S. Paulo	Feb/07	220	82	37%
Campinas and Sumaré					
Reserva Original	Campinas	Feb/07	52	39	75%
Avalon - Cond. 1	Campinas	Mar/07	118	74	63%
Porto Alegre					
Autentique	P. Alegre	Mar/07	224	34	15%
Rio de Janeiro					
Vitoria Bay	Vitória	Jan/07	269	269	100%
Liberty Green	R Janeiro	Mar/07	270	90	33%
Total			**1,265**	**607**	**48%**

Launches in units	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	118	138	-14.5%
From R$ 200,100 to R$ 350,000	591	152	288.8%
From R$ 350,100 to R$ 500,000	336	119	182.4%
Above R$ 500,100	220	-	
Commercial property	-	44	
Total	**1,265**	**453**	**179.2%**

Launches in R$	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	14,107	8,746	61.3%
From R$ 200,100 to R$ 350,000	155,866	35,632	337.4%
From R$ 350,100 to R$ 500,000	137,884	45,644	202.1%
Above R$ 500,100	151,867		
Commercial property		4,282	
Total	**459,724**	**94,304**	**387.5%**

Contracted sales grew 184.9%, from R$ 131.7 million in the 1Q06 to R$ 375.2 million in the 1Q07. Of this amount, R$ 286.9 million correspond to Rossi's share, 161.9% more than the contracted sales in the 1Q06 (Rossi's share being R$ 109.6 million).


ROSSI


Consolidated Contracted Sales
R$ million
375.2
+184.9%
131.7
1Q06
1Q07
Contracted Sales Rossi's Share
R$ million
286.9
+161.9%
109.6
1Q06
1Q07

Sales in units	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	299	165	81.2%
From R$ 200,100 to R$ 350,000	650	225	188.9%
From R$ 350,100 to R$ 500,000	166	117	41.9%
Above R$ 500,100	122	16	662.5%
Commercial property	10	55	-81.8%
Total	**1,247**	**578**	**115.7%**

Sales in R$	1Q07	1Q06	Var (%)
Residential property			
Until R$ 200,000	42,134	17,059	147.0%
From R$ 200,100 to R$ 350,000	182,871	50,378	263.0%
From R$ 350,100 to R$ 500,000	62,958	47,901	31.4%
Above R$ 500,100	85,581	11,008	677.4%
Commercial property	1,669	5,346	-68.8%
Total	**375,213**	**131,692**	**184.9%**

The following table shows total contracted sales and revenue booked in the first quarters of 2007 and 2006, per year of project launch:



Launches	1Q07 Contracted Sales	%	Revenue	%	1Q06 Contracted Sales	%	Revenue	%
Launches in 2007	126,013	44%	41,858	26%			-	
Launches in 2006	140,528	49%	54,842	34%	43,060	39%	5,647	7%
Launches in 2005	3,286	1%	32,712	20%	38,260	35%	8,456	10%
Launches in 2004	8,449	3%	23,477	14%	11,452	10%	34,016	40%
Launches in 2003	8,786	3%	10,730	6%	14,965	14%	36,670	43%
Launches in 2002	(131)	0%	(115)	0%	1,819	2%	421	0%
Total	286,931	100%	163,504	100%	109,556	100%	85,210	100%

Joint Ventures:

During the first quarter, we established four new joint ventures.

Vitória - Metron: Present in the market for over 30 years, the METRON brand has become a synonym for tradition, soundness and credibility. Its operations in the real estate market comprise property development and construction.

Vila Velha and Serra - Cittá: In operation since the 1940's, the Company has built its reputation by investing in cutting-edge technology and training and is now one of the most renowned brands in its market.

Salvador - Costa Andrade: Founded in Salvador in 1990, it has focused on the development and construction of high-end and mid-range residential and commercial property in the city's most sought-after areas.

Natal and Fortaleza - Diagonal: One of the major players in the state of Ceará with 25 years experience in real estate, it is currently expanding into the state of Rio Grande do Norte.

Developments under construction:

On March 31, 2007, the Company had 53 construction sites, totaling 77 projects, which represents 8,953 units, or 1,375,417 m² under construction. Since 1992, when we expanded our operations to different regions, up to March 2007, we launched 33,937 units on a total constructed area of 3,670,742 m², of which 24,984 units (corresponding to 2,295,325 m²), have already been delivered.


ROSSI

Land bank:

The Company ended the 1Q07 with a land bank of 95 sites for the launch of future projects, with a PSV of R$ 8.8 billion, equivalent to 5,626,712 m² of buildable area, or 46,378 units. Rossi's share of this is 71.7%, or R$ 6.3 billion.

Land Bank

PSV in R$ million


8,756
+324%
2,066
1Q06
1Q07
6,358
1,976
4,382
Acquired
2,398
505
1,893
Optioned
Rossi
Partners

Land bank - R$ thousand	Until R$200,000	From R$200,100 to R$350,000	From R$350,100 to R$500,000	Above R$500,100	Commercial	Total	%
Regional SP	347,239	1,146,507	133,659	749,032	-	2,376,437	27.14%
Regional CPS	785,459	1,098,814	85,561	108,225	157,220	2,235,279	25.53%
Regional POA	1,038,200	72,369	295,607	106,687	-	1,512,863	17.28%
Regional RJ	745,770	289,316	305,762	206,044	-	1,546,892	17.67%
Regional BH	318,982	156,149	93,196	30,373	-	598,700	6.84%
Regional NE	379,647	106,704	-	-	-	486,351	5.55%
TOTAL	3,615,297	2,869,859	913,785	1,200,361	157,220	8,756,522	100.00%
Distribution	41.29%	32.77%	10.44%	13.71%	1.80%	100.00%	

Financial Performance:

Gross Operating Revenue. Gross operating revenue moved up 92.5%, from R$ 87.7 million in the 1Q06 to R$ 168.9 million in the 1Q07, primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes climbed 112.8%, from R$ 2.5 million in the 1Q06 to R$ 5.4 million in the 1Q07.


ROSSI

Net Operating Revenue. Net operating revenue recorded a 91.9% growth, from R$ 85.2 million in the 1Q06 to R$ 163.5 million in the 1Q07, in line with the upturn in our gross operating revenue.

Cost of Property and Services Sold. Cost of property and services sold increased 77.9%, from R$ 59.7 million in the 1Q06 to R$ 106.1 million in the 1Q07. This was caused by the number of works under construction.

Gross Income. Gross income jumped 124.6%, from R$ 25.5 million in the 1Q06 to R$ 57.4 million in the 1Q07. Gross margin stood at 35.1% in the 1Q07, 5.1 p.p. up on the 30.0% gross margin recorded in the 1Q06.

Administrative Expenses. Administrative expenses totaled R$ 12.1 million in the 1Q07, a 54.7% increase in nominal terms over the R$ 7.8 million recorded in the 1Q06. When compared to the net operating revenue, administrative expenses decreased 1.8 p.p., from 9.2% in the 1Q06 to 7.4% in the 1Q07.

Selling Expenses. Selling expenses increased 49.4%, from R$ 9.8 million in the 1Q06 to R$ 14.7 million in the 1Q07. Compared to the net operating revenue, selling expenses went down by 2.5 p.p., reaching 9.0%

EBITDA. EBITDA totaled R$ 32.8 million in the 1Q07, 245.2% up year-on-year, accompanied by an EBITDA margin of 20.1%, up by 8.9 p.p. year-on-year, due to the higher booked revenue, increase in the gross margin and decrease in operating expenses.

Depreciation and Amortization: Depreciation and amortization expenses moved up by 27.6% over the 1Q06, from R$0.2 million in the 1Q06 to R$0.3 million in the 1Q07. This increase refers to the depreciation of fixtures acquired to set up the new regional offices.

Net Financial Result (Expenses). Net financial results jumped 5474.2%, from R$0.1 million in the 1Q06 to R$8.6 million in the 1Q07. This increase is mainly due to revenues from short-term investments of the proceeds from the public offering, combined with the drop in interest charges on debt before the offering.

Revenue from Client Financing. There was an increase in revenue from client financing, from R$ 1.6 million in the 1Q06 to R$ 2.1 million in the 1Q07. This increase results especially from a higher volume of receivables portfolio, in line with the increase in our sales.

Income Tax and Social Contribution. Provision for income tax and social contribution fell from R$ 12.5 million revenue in the 1Q06 to an expense of R$ 5.0 million in the 1Q07. Provision for income tax and social contribution follow the Brazilian Corporate Law, for both real and presumed income, which differs from tax legislation.

Net Income. Net income moved up from R$22.6 million in the 1Q06 to R$ 35.7 million in the 1Q07. Net margin went from 26.5% in the 1Q06 to 21.8% in the 1Q07.

Indebtedness:

The Company ended the 1Q07 with total debt of R$ 137.8 million, 8.8% higher than in the 4Q06. Of this total, R$ 136.7 million refers to real estate credit operations, that is, construction financing, which remained in line with the previous quarter.

Regarding working capital loans, the Company recorded a 34.8% drop, from R$ 1.6 million in the 4Q06 to R$ 1.1 million in the 1Q07 due to amortizations in the period.

Total cash position fell 24.9%, from R$ 328.7 million in the 4Q06 to R$ 246.8 million in the 1Q07, resulting from the usage of working capital due to the number of projects under construction, as well as land investments.

Indebtedness	1Q07	4Q06	Var (%)
Indebtedness - Short Term			
Construction Financing	99,419	87,693	-13.9%
Loans - working capital	1,068	1,639	-34.8%
Indebtedness - Long Term			
Construction Financing	37,280	37,278	64.2%
Loans - working capital	-		
Total Indebtedness	**137,767**	**126,610**	**8.8%**
Cash Position			
Cash and banks	9,391	18,983	-50.5%
Investments - short term	235,874	308,064	-23.4%
Investments - long term	1,529	1,644	-7.0%
Total cash position	**246,794**	**328,691**	**-24.9%**
Net Debt	**(109,027)**	**(202,081)**	**-46.0%**


ROSSI

Conference Call and Webcasts:

The Company will host conference calls to discuss its results for the first quarter of 2007:

Portuguese Conference Call	English Conference Call
Thursday, May 17	Thursday, May 17
9:00AM (EST) / 10:00 AM (Brasília Time)	11:00AM (EST) / 12:00PM (Brasília Time)
Dial in number: 55 11 2101-4848	Dial in number: 1 973 935-8510
Conference ID: Rossi	Conference ID: 8717842

Live transmission through the Internet: www.rossiresidencial.com.br/ir

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, ampinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 30 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a greatpotential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.
For further information access: www.rossiresidencial.com.br/ir.

Investor Relations

Sergio Rossi Cuppoloni – IRO

sergiorossi@rossiresidencial.com.br

55 11 3759-7222


ROSSI

Income Statement (R$ '000)	1Q07	1Q06	Var (%)
Gross operating revenue			
Property sales and services	168,899	87,745	92.5%
(-) Sales taxes	(5,395)	(2,535)	112.8%
Net Revenue	163,504	85,210	91.9%
Costs of property and services	(106,148)	(59,667)	77.9%
Gross Income	57,356	25,543	124.5%
Gross Margin	35.1%	30.0%	5.1 p.p.
Operating (Expenses) Revenues			
Administrative	(12,085)	(7,810)	54.7%
Selling	(14,678)	(9,8247)	49.4%
Depreciation and amortization	(259)	(203)	27.6%
Financial (Expenses) Revenues, net	8,640	155	5474.2%
Revenue from Clients' Financing	2,094	1,589	31.8%
Other operating Revenues (Expenses)	136	13	946.2%
Total	**(16,152)**	**(16,083)**	**0.4%**
Operating Income (Loss)	**41,204**	**9,460**	**335.6%**
Other Revenues (Expenses)	(595)	(46,870)	-98.7%
Income Tax and Social Contribution	(4,958)	12,457	-139.8%
Net Income (Loss) in the period	**35,651**	**(24,953)**	**-242.9%**
Net Margin	21.8%	-29.3%	51.1 p.p.
Non recurring items			
Expenses with the public offering	0	47,518	-100.0%
Adjusted Net Income	**35,651**	**22,565**	**58.0%**
Adjusted Net Margin	21.8%	26.5%	-4.7 p.p.
E.B.I.T.D.A.			
Operating Income (Loss)	41,204	9,460	335.6%
(+) Depreciation and amortization	259	203	27.6%
(+/-) Financial Revenues (Expenses), net	(8,640)	(155)	5474.2%
E.B.I.T.D.A.	**32,823**	**9,508**	**245.2%**
E.B.I.T.D.A. Margin	**20.1%**	**11.2%**	**8.9 p.p.**



ASSETS (R$ '000)	1Q07	% of Total	4Q06	% of Total
CURRENT ASSETS				
Cash and cash equivalents	9,391	0.6%	18,983	1.3%
Short term investments	235,874	15.0%	308,064	20.7%
Accounts receivable from clients	166,992	10.6%	148,773	10.0%
Inventories	548,640	34.8%	498,659	33.5%
Prepaid expenses	38,853	2.5%	25,096	1.7%
Other assets	90,749	5.8%	92,741	6.2%
Total Current Assets	**1,090,499**	**69.2%**	**1,092,316**	**73.3%**
NON CURRENT ASSETS				
LONG TERM ASSETS				
Accounts receivable from clients	316,297	20.1%	243,264	16.3%
Long-term investments	1,529	0.1%	1,644	0.1%
Inventories	61,787	3.9%	52,853	3.5%
Judicial deposits	4,609	0.3%	5,155	0.3%
Deferred income tax and social contribution	55,450	3.5%	53,131	3.6%
Other assets	20,034	1.3%	15,222	1.0%
Total Long Term Assets	**459,706**	**29.2%**	**371,269**	**24.9%**
PERMANENT ASSETS				
Investments	19,544	1.2%	21,498	1.4%
Fixed	2,577	0.2%	2,517	0.2%
Intangible	3,218	0.2%	2,766	0.2%
Total Permanent Assets	**25,339**	**1.6%**	**26,781**	**1.8%**
TOTAL ASSETS	**1,575,544**	**100.0%**	**1,490,366**	**100.0%**

LIABILITIES (R$ '000)	1Q07	% of Total	4Q06	% of Total
CURRENT LIABILITIES				
Loans and financing	100,487	6.4%	89,332	6.0%
Accounts payable to sites acquisition	110,117	7.0%	101,844	6.8%
Suppliers	17,643	1.1%	12,916	0.9%
Salaries and payroll charges	4,760	0.3%	3,734	0.3%
Taxes and contributions payable	6,595	0.4%	9,302	0.6%
Dividends payable	10,560	0.7%	10,380	0.7%
Advance to clients	2,893	0.2%	1,578	0.1%
Other accounts payable	40,792	2.6%	59,826	4.0%
Total Current Liabilities	**293,847**	**18.7%**	**288,912**	**19.4%**
NON CURRENT LIABILITIES				
LONG TERM LIABILITIES				
Loans and financing	37,280	2.4%	37,278	2.5%
Accounts payable to sites acquisition	76,063	4.8%	48,008	3.2%
Taxes and contributions payable	2,257	0.1%	4,476	0.3%
Deferred income tax and social contribution	43,200	2.7%	0	0.0%
Advance to clients	9,120	0.6%	9,369	0.6%
Other accounts payable	3,310	0.2%	22,646	1.5%
Total Long Term Liabilities	**171,230**	**10.9%**	**121,777**	**8.2%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	28.3%	445,117	29.9%
Capital Reserve	534,462	33.9%	539,323	36.2%
Legal Reserve	8,087	0.5%	8,087	0.5%
Retained Earnings Reserve	122,801	7.8%	87,150	5.8%
Total Shareholders' Equity	**1,110,467**	**70.5%**	**1,079,677**	**72.4%**
TOTAL LIABILITIES	**1,575,544**	**100.0%**	**1,490,366**	**100.0%**


ROSSI

Notice to Shareholders

Dividend per Share

For clarification purposes and to complement the notice published on May 3, 3007 about the payment of dividends, Rossi Residencial S/A informs its shareholders it will pay dividends of R$ 0.132913824 per share.

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 30 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.


ROSSI

Geographical Presence

- **Bahia**
  - Salvador
- **Ceará**
  - Fortaleza
- **Espírito Santo**
  - Serra
  - Vila Velha
  - Vitória
- **Minas Gerais**
  - Belo Horizonte
- **Paraná**
  - Curitiba
- **Pernambuco**
  - Recife
- **Rio de Janeiro**
  - Niterói
  - Nova Iguaçu
  - Rio de Janeiro
- **Rio Grande do Norte**
  - Natal
- **Rio Grande do Sul**
  - Canoas
  - Porto Alegre
- **São Paulo**
  - Barueri
  - Campinas
  - Guarujá
  - Guarulhos
  - Jacareí
  - Osasco
  - Ribeirão Preto
  - Santo André
  - Santos
  - São Caetano
  - São Carlos
  - São José dos Campos
  - São Paulo
  - Sorocaba
  - Sumaré
  - Valinhos

Additional information:

Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI
Preliminary Results 1Q07

Rossi Residencial announces 1Q07 Preliminary Earnings

São Paulo, May 2, 2007 – Rossi Residencial S.A. (Bovespa: RSID3) announces its preliminary results regarding launches, contracted sales, land bank and new partnerships up to March 31, 2007.

Rossi Residencial's launched PSV came to R$ 459.7 million in consolidated terms, a 387.49% growth over the same period of the previous year. Rossi's share totaled R$ 409.9 million, up by an impressive 402.3% year-on-year.

PSV – Consolidated
in R$ MM


+387%
459.7
94.3
1Q06
1Q07

PSV – Rossi´s Share
in R$ MM


+402%
409.9
81.6
1Q06
1Q07

Contracted Sales totaled R$ 375.21 million in consolidated terms, 184.9% up on the 1Q06. Rossi's share of this total came to R$ 286.93 million, 161.92% higher than in the same period the year before.

Contracted Sales
Consolidated
in R$ MM


+184.9%
375.2
131.7
1Q06
1Q07

Contracted Sales
Rossi's share
in R$ MM


+161.7%
286.9
109.6
1Q06
1Q07

We ended the first quarter of 2007 with a portfolio of 95 sites for future launches. This land inventory is equivalent to a future PSV of R$ 8.7 billion and Rossi's share totals R$ 6.3 billion (71.7%). The Company has been consistently investing in building up a premium quality land bank sufficient for four to five years of future launches.

More detailed information and the complete financial results will be available in the Company´s 1Q07 Earnings Release.

Land Bank*


Land Bank
Potential Sales Volume
in R$ MM
+324%
8,756**
2,066
1Q06
1Q07 - Preliminary
6,358
4,382
2,398
1,893
Acquired
Optioned
Rossi
Partners

*Land sites acquired and optioned until March 31, 2007.
** Not including the PSV regarding the partnerships established by Rossi in the amount of R$ 2.350 billion.






DIAGONAL
COSTANDRADE
CITTA
METRON
ALICERCE
THA
MELNICK
Regional Offices

New Partnerships

We established four new partnerships in the first quarter of the year.

Vitória – Metron: Present in the market for over 30 years, the METRON brand has become a synonym for tradition, soundness and credibility. Its operations in the real estate market comprise property development and construction.

Vila Velha e Serra – Cittá: In operation since the 1940's, the Company has built its reputation by investing in cutting-edge technology and training and is now one of the most renowned brands in its market.

Salvador – Costa Andrade: Founded in Salvador in 1990, it has focused on the development and construction of high-end and mid-range residential and commercial property in the city's most sought-after areas.

Natal e Fortaleza – Diagonal: One of the major players in the state of Ceará with 25 years experience in real estate, it is currently expanding into the state of Rio Grande do Norte.

Geographical Presence

Bahia
- Salvador

Ceará
- Fortaleza

Espírito Santo
- Vitória
- Vila Velha
- Serra

Minas Gerais
- Belo Horizonte

Paraná
- Curitiba

Pernambuco
- Recife

Rio de Janeiro
- Rio de Janeiro
- Niterói
- Nova Iguaçu

Rio Grande do Norte
- Natal

Rio Grande do Sul
- Porto Alegre
- Canoas

São Paulo
- São Paulo
- Guarulhos
- Osasco
- São Caetano
- Santo André
- Barueri
- Jacareí
- São José dos Campos
- Sorocaba
- Campinas
- Valinhos
- Sumaré
- Santos
- Guarujá
- Ribeirão Preto
- São Carlos

	MELNICK	ALICERCE	 THA				COSTANDRADE	 DIAGONAL	TOTAL
%Rossi	50%	50%	70%	50%-70%	50%	50%-70%	50%-80%	50%-75%	
City/State	Porto Alegre	Belo Horizonte	Paraná & Santa Catarina	Recife	Vitória	Vila Velha	Salvador	Fortaleza Natal	
Segment	High End	All	All	All	All	All	All	All	
# of Projects	3	4	6	15	6	6	3	12	55
Potential PSV R$ MM	80	100	200	500	200	300	500	470	2,350

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed on the Bovespa's Novo Mercado (RSID3). Through its regional offices, located in the cities of Porto Alegre, São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Salvador, the company is present in 30 cities. The regions where Rossi operates have a substantial housing deficit, per capita income above the national average, and enormous potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the flexibility to alter its product mix in response to changing market conditions. The company operates in all income segments, developing high-end residential and commercial properties under the America Properties brand.

Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI

Notice to Shareholders

We hereby inform the shareholders that, pursuant to the resolution of the Annual Shareholders' Meeting, held on April 27, 2007, ROSSI RESIDENCIAL S/A, will carry out, on May 15, 2007, the payment of dividends for the fiscal year ended December 31, 2006, as follows:

1. Dividends in the amount of ten million, three hundred eighty thousand Reais (R$ 10,380,000.00), corresponding to R$ 0.13164 per common share issued by the Company. The dividends are free of individual income tax, in accordance with article 10 of Law 9249/95.

2. Instructions regarding the crediting of the dividends:
   2.1. Payment shall be made individually to each shareholder, based on their shareholding position as of April 27, 2007.
   2.2. Shareholders' accounts will be credited in accordance with the banking information provided to Banco Bradesco S.A. – the Depositary Institution, as of the initial date of payment of such right.
   2.3. Shareholders whose banking information is not up to date shall receive a NOTICE FOR THE RECEPTION OF BOOK ENTRY SHARES, and shall, in order to receive payment, present themselves at any Banco Bradesco branch, bearing identification documents (CPF and RG) in addition to said Notice. Shareholders who do not receive said should present themselves at any Bradesco branch in order to update their address details.
   Payment to shareholders whose shares are in the fiduciary custody of the Brazilian Clearing House – CBLC shall be credited to said institution and transferred to the shareholders through the Depositary Brokerage Houses.

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 30 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.


ROSSI

Geographical Presence

- **Bahia**
  - Salvador
- **Ceará**
  - Fortaleza
- **Espírito Santo**
  - Serra
  - Vila Velha
  - Vitória
- **Minas Gerais**
  - Belo Horizonte
- **Paraná**
  - Curitiba
- **Pernambuco**
  - Recife
- **Rio de Janeiro**
  - Niterói
  - Nova Iguaçu
  - Rio de Janeiro
- **Rio Grande do Norte**
  - Natal
- **Rio Grande do Sul**
  - Canoas
  - Porto Alegre
- **São Paulo**
  - Barueri
  - Campinas
  - Guarujá
  - Guarulhos
  - Jacarei
  - Osasco
  - Ribeirão Preto
  - Santo André
  - Santos
  - São Caetano
  - São Carlos
  - São José dos Campos
  - São Paulo
  - Sorocaba
  - Sumaré
  - Valinhos

Additional information:

Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI



ROSSI RESIDENCIAL S.A.
Corporate Taxpayer's ID (CNPJ) 61.065.751/0001-80
Corporate Registry ID (NIRE) 35.300.108.078

MATERIAL FACT

ROSSI RESIDENCIAL S.A. ("Company"), pursuant to Instruction 358/02 issued by the Brazilian Securities and Exchange Commission ("CVM"), announces that the Board of Directors meeting of April 25, 2007 approved: (i) the Company's first debenture program, in the amount of six hundred million Brazilian Reais (R$ 600,000,000.00) ("Program"), and (ii) the 1st issue of thirty thousand (30,000) simple unsecured debentures, not convertible into shares, in a single series, with a unitary face value of ten thousand Brazilian Reais (R$ 10,000.00) and a seven (7) year maturity as of the issue date, totaling three hundred million Brazilian Reais (R$ 300,000,000.00) on the issue date ("Debentures" and "1st issue", respectively); the 1st issue may be increased by up to thirty five per cent (35%).

The Debentures will undergo a public offering after the Program has been filed, the CVM has registered the 1st issue and an announcement of the beginning of the debenture offering has been published.

Further information on the conditions applicable to the Debentures can be found in the Minutes of the Board of Directors Meeting, available at www.cvm.gov.br.

Sérgio Pedroso Rossi Cuppoloni
Investor Relations Officer


ROSSI


ROSSI


DIAGONAL
25Anos

Notice to the Market

Rossi Residencial announces Joint Venture with Diagonal

São Paulo, April 18th, 2007 - Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Diagonal, one of the largest builders and developers in the state of Ceará, announce a joint venture to operate in Fortaleza (CE) and Natal (RN).

The agreement accounts for land sites that have either been negotiated or under current negotiations. The new company should take out future launches of around R$470 million in the following months, R$ 280 million in Fortaleza and R$ 190 million in Natal. Rossi's stake should vary between 50 and 75%. During this period, the new vehicle should develop differentiated projects, tapping all income segments, thus matching real estate production with potential market demand.

Rossi will initially be responsible for project financing and back office activities, while Diagonal will render construction services. As to the development activities, product design, commercial management and marketing, a joint effort between both companies should prevail. The partnership unites complementary competencies, representing synergies and economies of scale in the pre-defined operating market.


ROSSI

About Diagonal

Diagonal is one of the largest and most traditional players in the state of Ceará with 25 years experience in real estate. The new partnership will expand the company's operations into the city of Natal.

With over 1 million square meters of construction delivered to date, the company reached overall launching volumes in the last three years – residential, commercial, tourism – of R$ 429 million. The company has been tapping the high-end markets through its highly recognized brand and credibility, but will also begin focusing more intensely the middle income segments.

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 30 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.


ROSSI

Geographical Presence

- **Bahia**
  - Salvador
- **Ceará**
  - Fortaleza
- **Espírito Santo**
  - Serra
  - Vila Velha
  - Vitória
- **Minas Gerais**
  - Belo Horizonte
- **Paraná**
  - Curitiba
- **Pernambuco**
  - Recife
- **Rio de Janeiro**
  - Niterói
  - Nova Iguaçu
  - Rio de Janeiro
- **Rio Grande do Norte**
  - Natal
- **Rio Grande do Sul**
  - Canoas
  - Porto Alegre
- **São Paulo**
  - Barueri
  - Campinas
  - Guarujá
  - Guarulhos
  - Jacareí
  - Osasco
  - Ribeirão Preto
  - Santo André
  - Santos
  - São Caetano
  - São Carlos
  - São José dos Campos
  - São Paulo
  - Sorocaba
  - Sumaré
  - Valinhos

Additional information:

Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI


ROSSI


COSTANDRADE

Notice to the Market

Rossi Residencial announces Joint Venture with Costa Andrade

São Paulo, April 10th, 2007 – Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Costa Andrade (CA), one of the largest builders and developers in the state of Bahia, headquartered in Salvador, announce a joint venture to operate in the metropolitan region of Salvador.

The agreement accounts for land sites that have either been negotiated or under current negotiations. The new company should take out future launches of around R$500 million in the following months, Rossi´s stake varying between 50 and 80%. During this period, the new vehicle should develop differentiated projects, tapping all income segments, thus matching real estate production with potential market demand.

Rossi will initially be responsible for project financing and back office activities, while CA will render construction services. As to the development activities, product design, commercial management and marketing, a joint effort between both companies should prevail. The partnership unites complementary competencies, representing synergies and economies of scale in the pre-defined operating market.

About Costa Andrade

Costa Andrade began its real estate activities in 1990 in Salvador. Since then, it has dedicated itself to the development and construction of residential and commercial projects in town. Its main focus is the development of medium to high-income segment projects in the city's most distinguished areas. The company's internal planning integrates all phases of its projects, from land sourcing activities to product conception. Its recognition came through three annual awards as the company of the year by ADEMI Bahia (2000, 2001, 2003).


ROSSI

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, Porto Alegre and Salvador the company is present in 28 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.

Geographical Presence

São Paulo

- São Paulo
- Guarulhos
- Osasco
- São Caetano
- Santo André
- Barueri
- Jacareí
- São José dos Campos
- Sorocaba
- Campinas
- Valinhos
- Sumaré
- Santos
- Guarujá
- Ribeirão Preto
- São Carlos

Rio de Janeiro

- Rio de Janeiro
- Niterói
- Nova Iguaçu

Espírito Santo

- Vitória
- Vila Velha
- Serra


ROSSI

- **Minas Gerais**
  - Belo Horizonte
- **Rio Grande do Sul**
  - Porto Alegre
  - Canoas
- **Paraná**
  - Curitiba
- **Bahia**
  - Salvador
- **Pernambuco**
  - Recife

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br



Sale of Relevant Shareholding

Under the terms of the sole paragraph of Article 12 of the Instruction # 358 issued by CVM - The Brazilian Securities and Exchange Commission, we announce that the international investor HSBC Global Investment Fund, inscribed in the Corporate Roll of Taxpayers under no. 05.447.245/0001-85, which held shares representing 5.2700% of Rossi Residencial S/A's capital stock, sold, through a series of transactions, a relevant amount of its shares and thus currently holds shares representing 0.1611% of Rossi Residencial S/A's capital stock.

Sincerely,

Sergio Pedroso Rossi Cuppoloni
Investor Relations Officer


ROSSI


ROSSI


CITTÁ
ENGENHARIA

Notice to the Market

Rossi Residencial announces Joint Venture with Cittá Engenharia

São Paulo, March 21st, 2007 – Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Cittá Engenharia, one of the largest builders and developers in the state of Espírito Santo, announce a joint venture to operate in the region.

The JV will operate in real estate developments in the cities of Vila Velha and Serra, upon the following conditions:

(i) has Rossi offered Cittá a stake in any new development, Cittá, in compensation to that, commits to offer Rossi an equivalent stake in a future development;

(ii) reciprocal right of first refusal upon any future developments

The Citta Group has a current land bank close to a potential Overall Launching Volume of R$ 300 million. The agreement is valid for 180 days, automatically renewable at time of expiration under the same terms and conditions.

Rossi will initially be responsible for project financing and back office activities, while Cittá will render construction services. As to the development activities, product design, commercial management and marketing, a joint effort between both companies should prevail.

About Cittá Engenharia

Founded in the early 40´s by the Puppim family, the group has been a pioneer in the region's real estate market since then. Managed by the family's 4th generation, the company has always seeked strategic partnerships to foster its growth.

Always concerned in utilizing cutting edge technology and in providing team training, the company has become one of the most renowned brand names in its operating market. Cittá has always been very innovative in its projects, reaching excellent overall sales turnovers in most of its developments. Both companies have partnered in the past in specific projects in the region.


ROSSI

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of Porto Alegre, São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Salvador, the company is present in 27 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.

Geographical Presence

- **São Paulo**
  - São Paulo
  - Guarulhos
  - Osasco
  - São Caetano
  - Santo André
  - Barueri
  - Jacareí
  - São José dos Campos
  - Sorocaba
  - Campinas
  - Valinhos
  - Sumaré
  - Santos
  - Guarujá
  - Ribeirão Preto
  - São Carlos
- **Rio de Janeiro**
  - Rio de Janeiro
  - Niterói
  - Nova Iguaçu
- **Espírito Santo**
  - Vitória
  - Vila Velha
- **Minas Gerais**
  - Belo Horizonte


ROSSI

- **Rio Grande do Sul**
  - Porto Alegre
  - Canoas
- **Paraná**
  - Curitiba
- **Bahia**
  - Salvador
- **Pernambuco**
  - Recife

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI

Rossi Residencial will release its 4Q06 results on February 14, 2007, after Bovespa's trading hours.

Conference calls – February 15, 2007

In Portuguese	In English
at 7:00 am (US EST)/10:00 am (Brasília time)	at 9:00 am (US EST)/12:00 pm (Brasília time)
Dial in: +55 11 4688-6301	Dial in: +1 973 935-8510
Conference ID: Rossi	Conference ID: 8374915
Replay (available until 02/26/07): +55 11 4688-6225	Replay (available until 02/22/07): +1 973 341-3080
Replay ID: 216	Replay ID: 8374915

Live broadcast through the Internet in an audio and slide system at:
www.rossiresidencial.com.br/ri

Investor Relations:

Sérgio Rossi Cuppoloni
Ph: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Ph: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


RSID3
NOVO
MERCADO
BOVESPA BRASIL


ROSSI

2006 Results

Bovespa: RSID3
NYSE (ADR): RSR2Y

Adjusted net income reached R$ 93.6 million in 2006
PSV came to R$ 1,158.3 million in 2006 (R$ 396.1 million in the 4Q06)
Contracted sales grew by 64% (R$ 730.9 million), 116% in the 4Q06

São Paulo, February 14, 2007 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the fourth quarter of 2006 (4Q06). The financial and operating information herein, except where otherwise indicated, is presented in BRGAAP and in Brazilian Reais (R$ thousand). All comparisons, except where otherwise indicated, refer to the fourth quarter of 2005 (4Q05).

Period Highlights:

- Potential sales volume (PSV) came to R$ 396.1 million in the 4Q06 from 1,585 units, of which Rossi's share was 69.9%. In 2006, PSV amounted to R$ 1,158.3 million, of which Rossi's share was 76.2% (R$ 883.0 million).
- Contracted sales increased by 116.1%, from R$ 140.0 million in the 4Q05 to R$ 302.5 million in the 4Q06. In 2006, they climbed 64.4% year-on-year to R$ 730.9 million. Rossi's share recorded growth of 75.8%. Sales turnover over supply (STS) in 2006 indicates 44.5%.
- Net revenue totaled R$ 125.3 million in the 4Q06, up by 26.2% year-on-year, and R$ 411.3 million in 2006, up by 13.8% year-on-year.
- EBITDA amounted to R$ 22.8 million in the 4Q06, 144.8% up on the same period last year, accompanied by an EBITDA margin of 18.2%, 8.8 percentage points above the same period in 2005. 2006 adjusted EBITDA stood at R$ 51.4 million, with a 12.5% margin.
- Adjusted net income totaled R$ 29.2 million in the 4Q06, climbing 306.6% on the 4Q05 (R$ 7.2 million). In 2006, adjusted net income grew by 363.8% year-on-year, reaching R$ 93.6 million, with a net margin of 22.8%.
- In 2006, the Company's land bank reached R$ 8.6 billion, 375% up on 2005, enough to cover the Company's launches and expansion projects in the next 4 to 5 years.


ROSSI

Operating Highlights	4Q06	4Q05	Var	2006	2005	Var
Launches						
Number of launches	13	7	85.7%	48	18	166.7%
Usable area launched (m^2)	135,064	91,637	47.4%	479,638	196,210	144.5%
Units launched	1,585	1,107	43.2%	4,409	1,999	120.6%
PSV launched (R$ thousand) [1]	396,089	180,717	119.2%	1,158,287	395,502	192.9%
Launches average price per m^2	2,933	1,972	48.7%	2,415	2,016	19.8%
Sales						
Contracted sales (R$ thousand)	302,528	140,017	116.1%	730,864	444,521	64.4%
Sold usable area (m^2)	116,415	69,080	68.5%	321,652	214,891	49.7%
Units sold	982	992	-1.0%	3,018	2,486	21.4%

[1] Total potential proceeds should all units of a real estate project launched be sold at a certain price.

Financial Highlights (R$ thousand)	4Q06	4Q05	Var	2006	2005	Var
Net Operating Revenue	125,286	99,279	26.2%	411,258	361,480	13.8%
Gross Income	44,461	27,565	61.3%	128,344	104,848	22.4%
Gross Margin	35.5%	27.8%		31.2%	29.0%	
Operating Income	35,907	5,377	567.8%	97,934	19,091	413.0%
Operating Margin	28.7%	5.4%		23.8%	5.3%	
EBITDA	22,798	9,313	144.8%	51,360	40,887	25.6%
EBITDA Margin (%)	18.2%	9.4%		12.5%	11.3%	
Net income of the period	29,249	7,193	306.6%	43,701	20,178	116.6%
Adjusted Net Income for the period [1]	29,249	7,193	306.6%	93,577	20,178	363.8%
Net Margin	23.3%	7.2%		10.6%	5.6%	
Adjusted Net Margin [1]	23.3%	7.2%		22.8%	5.6%	

[1] excluding the effect of the non-recurring items

Unearned Revenue and Results	Dec06	Dec05	Var
Unearned revenue	517,433	330,973	56.3%
Unearned result	184,471	116,809	57.9%
Backlog gross margin	35.7%	35.3%	0.4 b.p.

Good sales performance has sustained steady growth in the unearned result balance, closing 2006 with a total of R$ 184.5 million, or 57.9% up on the previous year. Backlog gross margins moved up by 0.4 b.p., from 35.3% to 35.7%.

Launches and sales:

Thirteen new projects were launched in the quarter, with a PSV of R$ 396.1 million, of which R$ 276.8 million corresponded to Rossi's share.

In comparison with 4Q05, PSV moved up 119.2% (R$ 180.7 million) and Rossi's share grew by 83.7% (R$ 150.7 million).


ROSSI

In 2006, PSV totaled R$ 1,158.3 million from 48 projects, 192.9% more than in 2005. Rossi's share came to R$ 883.0 million, 190.3% more than the R$ 304.2 million recorded in the previous year.

Launches in units	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	758	272	178.7%	1,724	668	158.1%
From R$ 200,100 to R$ 350,000	404	387	4.4%	1,368	733	86.6%
From R$ 350,100 to R$ 500,000	225			770		
Above R$ 500,100	198			461	150	207.3%
Commercial property		448		86	448	
Total	1,585	1,107	43.2%	4,409	1,999	120.6%

Launches in R$	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	196,775	34,754	466.2%	338,267	71,439	373.5%
From R$ 200,100 to R$ 350,000	104,729	102,351	2.3%	396,507	193,711	104.7%
From R$ 350,100 to R$ 500,000	65,289			267,403		
Above R$ 500,100	29,296			145,504	86,739	67.7%
Commercial property		43,613		10,606	43,613	
Total	396,089	180,717	119,2%	1,158,287	395,501	192.9%

Launches in 2006	City	Date	PSV R$ thousand	Usable area in m^2	Units	% Sold	% Rossi	PSV Rossi's Share
São Paulo								
Gran Vita	Osasco	Mar/06	35,632	15,674	152	80%	100%	35,632
Vivanti-Chac,Sto,Antonio	São Paulo	May/06	33,403	12,414	80	64%	100%	33,403
Riservato Alto da Lapa	São Paulo	Jun/06	43,655	16,701	112	62%	100%	43,655
Authentique	S,J,Campos	Jun/06	36,235	19,722	140	42%	70%	25,364
Altavista	Guarulhos	Sep/06	67,342	30,826	224	38%	100%	67,342
Alpen Haus (Helvetia)	São Paulo	Sep/06	31,422	9,015	48	23%	70%	21,996
Garten Haus (Helvetia)	São Paulo	Sep/06	44,178	15,561	102	34%	100%	44,178
Condomínio das Palmeiras II	Jacareí	Sep/06	11,744	8,702	88	0%	70%	8,221
Oceano	Guarujá	Dec/06	66,475	20,516	180	47%	50%	33,237
Vista Marina	Santos	Dec/06	72,641	21,893	112	0%	60%	43,584
Sub - Total			422,727	171,024	1,238		81%	356,612


ROSSI

Launches in 2006	City	Date	PSV R$ thousand	Usable area in m2	Units	% Sold	% Rossi	PSV Rossi's Share
Campinas								
Condomínio das Violetas	Sumaré	Feb/06	3,708	3,445	58	67%	100%	3,708
Condomínio das Camomilas	Sumaré	Feb/06	5,038	4,743	80	69%	100%	5,038
Praça Capital III	Campinas	Mar/06	4,282	1,811	44	82%	70%	2,997
Jardins de Itália	Campinas	Jun/06	18,970	10,979	192	52%	100%	18,970
Ruas da Villa Townhouse I	Campinas	Jun/06	3,059	1,914	12	83%	100%	3,059
Ruas da Villa Townhouse II	Campinas	Jun/06	3,070	1,914	12	100%	100%	3,070
Ruas da Villa Eco Residenza	Campinas	Jun/06	12,739	6,441	40	90%	100%	12,739
Condomínio dos Jacarandás	Sumaré	Jul/06	5,465	4,403	44	73%	100%	5,465
Condomínio dos Sândalos	Sumaré	Jul/06	5,128	4,858	82	67%	100%	5,128
Condomínio dos Jatobás	Sumaré	Sep/06	6,170	5,778	98	44%	100%	6,170
Raritá	Campinas	Sep/06	23,018	10,581	136	54%	70%	16,112
Galleria Boulevard - I	Campinas	Sep/06	13,041	5,967	23	83%	50%	6,521
Galleria Boulevard - II	Campinas	Sep/06	28,611	13,535	65	71%	50%	14,306
Galleria Boulevard - III	Campinas	Sep/06	30,675	13,342	55	73%	50%	15,338
Galleria Boulevard - IV	Campinas	Sep/06	32,622	15,007	86	43%	50%	16,311
Galleria Boulevard - V	Campinas	Sep/06	14,947	6,485	24	83%	50%	7,473
Praça Capital IV	Campinas	Sep/06	6,324	2,399	42	33%	70%	4,427
Dueto	Sorocaba	Oct/06	27,529	12,898	112	48%	50%	13,765
Condomínio das Amendoeiras	Sumaré	Nov/06	5,858	4,688	70	20%	100%	5,858
Condomínio das Oliveiras	Sumaré	Nov/06	5,126	4,167	44	16%	100%	5,126
Condomínio das Paineiras	Sumaré	Dec/06	6,299	5,838	100	0%	100%	6,299
Condomínio das Angélicas	Sumaré	Dec/06	5,599	4,557	68	0%	100%	5,599
Condomínio das Alfazemas	Sumaré	Dec/06	5,148	4,734	82	0%	100%	5,148
Condomínio dos Cedros	Sumaré	Dec/06	4,855	4,449	78	0%	100%	4,855
Sub-Total			277,281	154,933	1,647		70%	193,482
Porto Alegre								
Terra Mater	Porto Alegre	Feb/06	45,644	25,556	119	96%	75%	34,233
Fascinio	Porto Alegre	May/06	10,796	4,147	10	40%	70%	7,557
Allure	Porto Alegre	Jun/06	43,592	19,656	204	48%	100%	43,592
Yard Ecoville Residencial	Curitiba	Aug/06	11,004	5,549	30	33%	70%	7,703
Breeze	Curitiba	Sep/06	27,471	12,337	88	28%	70%	19,230
Palácio Real	Curitiba	Sep/06	30,700	7,125	20	10%	50%	15,350
Parigi	Porto Alegre	Dec/06	65,289	11,455	225	0%	100%	65,289
Sub-Total			234,496	85,825	696		82%	192,954



Launches in 2006	City	Date	PSV R$ thousand	Usable area in m2	Units	% Sold	% Rossi	PSV Rossi's Share
Rio de Janeiro								
Porto Central	Niterói	May/06	9,041	5,064	79	100%	100%	9,041
Garden Up	Rio de Janeiro	May/06	18,904	8,060	100	89%	50%	9,452
Del Monte Club & Houses	Rio de Janeiro	Aug/06	22,046	9,152	67	88%	70%	15,432
Celebrity Icaraí Self Living	Niterói	Aug/06	22,521	5,710	68	76%	80%	18,017
Splendore Residenze	Vitória	Oct/06	17,140	5,275	28	100%	100%	17,140
Libertà Resort	Rio de Janeiro	Dec/06	75,215	20,560	286	30%	43%	31,966
Barra Central Park	Rio de Janeiro	Dec/06	38,917	14,034	200	9%	100%	38,917
Sub-Total			203,784	67,855	828		69%	139,965
Total			1,158,287	479,638	4,409	43.5%	76.2%	883,012

Contracted sales grew by 116.1% from R$ 140.0 million in the 4Q05 to R$ 302.5 million in the 4Q06. Of this total, R$ 206.2 million corresponded to Rossi's share, 95.1% more than the R$ 105.7 million recorded in the same three months last year.

Contracted sales went up by 64.4%, from R$ 444.5 million in 2005 to R$ 730.9 million in 2006. In the same period, Rossi's share increased by 75.9%, from R$ 332.0 million to R$ 584.0 million.

Sales in units	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	227	360	-36.9%	1,051	932	12.8%
From R$ 200,100 to R$ 350,000	358	177	102.3%	1,123	887	26.6%
From R$ 350,100 to R$ 500,000	250	(6)	-4266.7%	556	49	1034.7%
Above R$ 500,100	133	28	375.0%	197	165	19.4%
Commercial property	14	433	-96.8%	91	453	-79.9%
Total	982	992	-1.0%	3,018	2,486	21.4%

Sales in R$	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Residential property						
Until R$ 200,000	27,341	41,097	-33.5%	122,401	96,277	27.1%
From R$ 200,100 to R$ 350,000	92,236	39,580	133.0%	270,224	187,782	43.9%
From R$ 350,100 to R$ 500,000	97,242	(1,970)	-5036.1%	209,318	16,781	1147.4%
Above R$ 500,100	83,649	16,157	417.7%	119,300	95,000	25.6%
Commercial property	2,060	45,153	-95.4%	9,621	48,681	-80.2%
Total	302,528	140,017	116.1%	730,864	444,521	64.4%

The following table shows total contracted sales and revenue booked in the fourth quarters of 2006 and 2005, per year of project launch:


ROSSI

Launches	4Q06 Contracted sales (Rossi's share)	%	Revenue booked	%	4Q05 Contracted sales (Rossi's share)	%	Revenue booked	%
Launches 2006	179,846	87%	44,387	35%	-	0%	-	0%
Launches 2005	7,461	4%	35,560	28%	59,511	56%	8,131	8%
Launches 2004	10,561	5%	35,183	28%	7,319	7%	23,133	23%
Launches 2003	6,915	3%	9,488	8%	24,060	23%	48,006	49%
Launches 2002	1,458	1%	668	1%	14,814	14%	20,009	20%
Total	206,241	100%	125,286	100%	105,704	100%	99,279	100%

Launches	2006 Contracted sales (Rossi's share)	%	Revenue booked	%	2005 Contracted sales (Rossi's share)	%	Revenue booked	%
Launches 2006	392,855	67%	88,966	22%	-	0%	-	0%
Launches 2005	91,072	16%	79,089	19%	149,829	45%	20,506	6%
Launches 2004	46,181	8%	148,614	36%	63,707	19%	61,595	17%
Launches 2003	43,419	7%	82,581	20%	71,612	22%	167,237	46%
Launches 2002	10,411	2%	12,009	3%	46,938	14%	112,142	31%
Total	583,968	100%	411,259	100%	332,086	100%	361,480	100%

Developments under construction:

At the close of 2006, the Company had 51 construction sites, totaling 73 projects, comprising 7,885 units and 1,187,925 m² under construction. Between 1992, when we expanded our operations to different geographical regions, and December 2006, we launched 32,666 units, with a total constructed area of 3,445,151 m², of which 24,781 units, corresponding to 2,257,226 m², have already been delivered.

Land bank:

The Company ended the 4Q06 with a land bank of 88 sites for the launch of future projects, with a PSV of R$ 8.6 billion from 34,875 units and 4,103,719 m² of buildable area. Rossi's share is 74.4%, or R$ 6.4 billion.



Land bank R$ thousand	Until R$ 200,000	between R$ 200,100 and R$ 350,000	between R$ 350,100 and R$ 500,000	Above R$ 500,100	Commercial	Total	%
Regional SP	458,276	974,088	183,640	978,705	-	2,594,709	29.92%
Regional CPS	755,381	1,200,824	68,201	186,686	157,220	2,368,312	27.31%
Regional POA	482,172	221,095	283,954	97,792	-	1,085,013	12.51%
Regional RJ	1,463,251	178,913	308,728	163,620	-	2,114,512	24.38%
Regional BH	97,820	147,992	93,197	36,273	-	375,282	4.33%
Regional NE	55,000	80,000	-	-	-	135,000	1.56%
Total	3,311,900	2,802,912	937,720	1,463,076	157,220	8,672,828	100.00%
Distribution %	**38.19%**	**32.32%**	**10.81%**	**16.87%**	**1.81%**	**100.00%**	

Financial Performance:

Gross Operating Revenue. Gross operating revenue moved up 26.2%, from R$ 103.4 million in 4Q05 to R$ 130.5 million in 4Q06. In 2006, this growth was 13.4%, from R$ 374.7 million in 2005 to R$ 425.0 million in 2006. This was primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes increased 27.2%, from R$ 4.1 million in 4Q05 to R$ 5.2 million in 4Q06. In 2006, sales taxes grew by 3.8%, from R$ 13.3 million in 2005 to R$ 13.8 million in 2006.

Net Operating Revenue. Net operating revenue recorded 26.2% growth, from R$ 99.3 million in the 4Q05 to R$ 125.3 million in the 4Q06. In 2006, a 13.8% growth was recorded, from R$ 361.5 million in 2005 to R$ 411.3 million in 2006, in line with the upturn in gross operating revenue.

Cost of Property and Services Sold. Cost of property and services sold increased by 12.7%, from R$ 71.7 million in the 4Q05 to R$ 80.8 million in the 4Q06. In 2006, it moved up 10.2%, from R$ 256.6 million in 2005 to R$ 282.9 million in 2006. The upturn was caused by the greater number of works under construction.

Gross Income. Fourth-quarter gross income climbed 61.3%, from R$ 27.6 million to R$ 44.5 million. In 2006, it grew by 22.4%, from R$ 104.8 in 2005 to R$ 128.3 in 2006. The gross margin stood at 35.5% in the 4Q06 and 31.2% in 2006, 2.2 p.p. up on the 29.0% gross margin recorded in 2005.

Administrative Expenses. Administrative expenses totaled R$ 11.3 million in the 4Q06, 46.9% up on the R$ 7.7 million recorded in the 4Q05. In 2006, they amounted to R$ 38.2 million, or 9.3% of net operating revenue, 27.0% more than the R$ 30.1 million, or 8.3% of net operating revenue, recorded in 2005. The increase was due to investments allocated to the Company's geographical



expansion, primarily comprising expenses from personnel hired to look for sites and their corresponding relocation expenses.

Selling Expenses. Selling expenses increased by 2.8%, from R$ 11.9 million in the 4Q05 to R$ 12.2 million in the 4Q06, down by 2.2 p.p. in terms of percentage of net operating revenue. In 2006, these expenses went up by 9.9%, from R$ 41.6 million in 2005 to R$ 45.7 million in 2006, and from 11.5% of net operating revenue to 11.1%.

EBITDA. EBITDA totaled R$ 22.8 million in the 4Q06, 144.8% up year-on-year, accompanied by an EBITDA margin of 18.2%, up by 8.8 p.p. In 2006, there was a 25.6% increase, from R$ 40.9 million in 2005 (margin of 11.3%) to R$ 51.4 million in 2006 (margin of 12.5%), pushed by higher booked revenue and the increase in the gross margin.

Depreciation and Amortization. In the 4Q06, depreciation and amortization expenses remained stable year-on-year, totaling R$ 0.2 million. In 2006, depreciation and amortization dropped by 39.0%, from R$ 1.4 million in 2005 to R$ 0.9 million in 2006, thanks to the full amortization of the first stage of the SAP implementation project.

Net Financial Result. The financial result dropped 461.6%, from a R$ 3.7 million expense in the 4Q05 to revenue of R$ 13.3 million this quarter. In 2006, the financial result was R$ 47.4 million revenue, versus a financial expense of R$ 20.4 million in 2005. The decrease was mainly due to the settlement of several working capital loans and to revenue from short-term investments of the proceeds from the public offering.

Revenue from Clients' Financing. Revenues from clients' financing grew from R$ 1.7 million in the 4Q05 to R$ 1.9 million in the 4Q06, and fell 4.3% in 2006, from R$ 7.3 million to R$ 7.0 million. This decline was due to the Company's ongoing strategy of transferring its receivables portfolio to banks and/or securitization companies on delivery of the keys.

Income and Social Contribution Tax. Provisions for income and social contribution tax went from R$ 1.3 million revenue in the 4Q05 to an expense of R$ 6.1 million in the 4Q06, and from R$ 1.7 million in 2005 (current - R$ 4.5 million and deferred - R$ 2.8 million), to R$ 2.1 million in 2006 (current - R$ 3.7 million and deferred - R$ 1.6 million). Provisions for income and social contribution tax follow the Brazilian Corporate Law, for both real and presumed income, which differs from the tax legislation.

Net Income. Adjusted net income totaled R$ 29.2 million in the 4Q06, versus R$ 7.2 million in the 4Q05. In 2006, adjusted net income stood at R$ 93.6 million, versus R$ 20.2 million in 2005, accompanied by an increase in the adjusted net margin from 5.6% in 2005 to 22.8% in 2006.

to finance (a) approximately 90.0% of the revenue shortfall resulting from the rationing program and (b) Portion A costs from January to October 2001, both recoverable through the RTE.

From June 2001 through February 2002, we incurred losses of approximately R$1,193 million as a result of the Rationing Program. On February 4, 2002, we entered into a loan agreement with BNDES pursuant to which BNDES agreed to make an advance to us, in the initial amount of R$923 million, such amount being subsequently increased to R$1,255 million pursuant to amendments to the agreement. The disbursement of the first tranche in an amount of R$278 million occurred in February 2002.

On July 5, 2002, ANEEL and the Federal Government executed a rationing settlement agreement with a majority of the electricity generation and distribution companies, including us. The agreement sets forth the method of recovery of losses incurred by generators and distributors from June 2001 to February 2002. In August 2002, ANEEL conducted an audit to quantify the losses of the generation and distribution companies during the Rationing Program and determined the amounts of the second and third tranches of the rationing loan.

On August 20, 2002, we received the second tranche of R$734 million, representing 90.0% of our rationing losses for 2001 and our losses from increases in Portion A costs between January and October 2001. The third tranche of the loan, in the amount of approximately R$243 million, representing 90.0% of our rationing losses for 2002, was disbursed to us on January 11, 2005. Upon receipt of the third tranche, we were required to make certain intra-sector payments and a proportional prepayment of our debt under the 2004 debt reprofiling.

The first tranche and a portion of the second tranche are payable in monthly installments and mature in November 2006. A portion of the second tranche is payable in monthly installments commencing in December 2006 and ending in July 2007. The third tranche is also payable in monthly installments and matures in November 2006. All tranches bear interest rates at SELIC plus 1% per annum, payable monthly. Our payments to BNDES are made through the deposit of 10.0% of our monthly receivables in a collateral account maintained with a depositary bank, which in turn transfers the equivalent of 3.3% of these receivables to BNDES. The facility contains restrictive covenants, including limitations on sale of assets, the issuance of debentures, the change of our control and the assumption of certain debts without the prior consent of BNDES. Default on these obligations or on obligations under the BNDES debt restructuring documents allows BNDES to accelerate the loan.

At June 30, 2006, R$554 million were outstanding under the rationing loan.

Fundação CESP agreements

In September 1997, we entered into two agreements with Fundação CESP in order to address unfunded liabilities under our pension plans.

Under one of these agreements, R$1,214 million of our unfunded liabilities is payable in 240 monthly installments beginning in October 1997. The agreement also requires us to make 20 additional annual payments, each in the initial amount equal to 14.9% of our total monthly payroll costs. This agreement bears interest at a rate equal to the higher of the Reference Rate (*Taxa Referencial*), or TR, plus 8% per annum or the actuarial costs. This rate is reviewed semiannually in order to reflect variations on our payroll. At June 30, 2006, the outstanding balance due under this agreement was R$2,245 million.

The other agreement is in the total amount of R$513 million, R$90 million of which is payable in 60 monthly installments and bears interest at the higher of TR plus 8% per annum or actuarial costs. The agreement was amended and restated in February 1999 to address the repayment of the remaining amount of R$423 million. Pursuant to the amendment and restatement, we are required to repay the R$423 million as follows: (1) R$23 million is to be repaid through the transfer to CESP of a certain real estate property previously owned by us; and (2) R$510 million is to be repaid in 108 equal monthly installments of R$5 million, commencing in January 2000. The remaining amount of R$423 million bears interest at the higher of TR plus 8% per annum or actuarial costs. At June 30, 2006, the outstanding balance due under this agreement was R$522 million.

Indebtedness:

The Company ended the 4Q06 with a total indebtedness of R$ 126.6 million, 0.9% lower than in the 3Q06. Of this total, R$ 125.0 million refers to real estate credit operations – construction financing – which remained in line with the 3Q06.

Regarding working capital loans, the Company recorded a 27.2% drop, from R$ 2.3 million in the 3Q06 to R$ 1.6 million in the 4Q06 due to period amortizations.

Total cash position fell by 25.6%, from R$ 441.7 million in 3Q06 to R$ 328.7 million in the 4Q06, basically due to investments in land acquisitions.

Indebtedness	4Q06	3Q06	Var (%)
Indebtedness – Short Term			
Construction Financing	87,693	57,719	51.9%
Loans – Working Capital	1,639	2,251	-27.2%
Indebtedness – Long Term			
Construction Financing	37,278	67,754	-45.0%
Loans – Working Capital			
Total Indebtedness	**126,610**	**127,724**	**-0.9%**
Cash Position			
Cash and cash equivalents	18,983	8,527	122.6%
Investments – short term	308,064	431,359	-28.6%
Investments – long term	1,644	1,768	-7.0%
Total cash position	**328,691**	**441,654**	**-25.6%**
Net Debt	**(202,081)**	**(313,930)**	**-35.6%**


ROSSI

Conference Calls and webcasts:

The Company will host conference calls to discuss its fourth quarter and 2006 results:

Conference Call in Portuguese	Conference Call in English
Thursday, February 15	Thursday, February 15
7:00AM (EST) / 10:00 AM (Brasília Time)	9:00AM (EST) / 12:00PM (Brasília Time)
Dial in number: 55 11 4688-6301	Dial in number: 1 973 935-8510
Conference ID: Rossi	Conference ID: 8374915

Live transmission through the Internet: www.rossiresidencial.com.br/ir

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre, Campinas and Belo Horizonte, the company is present in 27 of the main Brazilian cities, which have high housing deficit, population above the national average purchasing power and great economic and demographic growth potential. The Company operates since 1980, in an integrated manner, in several segments of the real estate market, with flexibility to keep up with market changes and to adjust its product portfolio. The Company focuses its business on the residential real estate segment, aimed at the middle income and lower middle income, which has high growing potential. Rossi is part of the Bovespa's Novo Mercado and is traded under the ticker RSID3. For further information access www.rossiresidencial.com.br/ir.

Investor Relations

Sergio Rossi Cuppoloni – IRO

sergiorossi@rossiresidencial.com.br

55 11 3759-7222


ROSSI

Income Statement (R$ '000)	4Q06	4Q05	Var (%)	2006	2005	Var (%)
Gross Operating Revenue						
Property Sales and Services	130,494	103,373	26.2%	425,023	374,743	13.4%
(-) Sales taxes	(5,208)	(4,094)	27.2%	(13,765)	(13,263)	3.8%
Net Revenue	125,286	99,279	26.2%	411,258	361,480	13.8%
Cost of property and services	(80,825)	(71,714)	12.7%	(282,914)	(256,632)	10.2%
Gross Income	44,461	27,565	61.3%	128,344	104,848	22.4%
Gross margin	35,5%	27,8%	7.7 b.p.	31,2%	29,0%	2.2 b.p.
Operating (Expenses) Revenues						
Administrative	(11,337)	(7,720)	46.9%	(38,243)	(30,124)	27.0%
Selling	(12,244)	(11,905)	2.8%	(45,705)	(41,582)	9.9%
Depreciation and Amortization	(233)	(246)	-5.3%	(865)	(1,417)	-39.0%
Financial Revenues (Expenses), net	13,342	(3,690)	-461.6%	47,439	(20,379)	-332.8%
Revenue from Clients' Financing	1,916	1,671	14.7%	6,949	7,263	-4.3%
Other Operating Revenue	2	(298)	-100.7%	15	482	-96.9%
Total	**(8,554)**	**(22,188)**	**-61.4%**	**(30,410)**	**(85,756)**	**-64.5%**
Operating Income (Loss)	**35,907**	**5,377**	**567.8%**	**97,934**	**19,091**	**413.0%**
Other Revenues (Expenses)	(598)	506	-218.2%	(51,742)	2,989	-1831.1%
Income and Social Contribution Tax	(6,060)	1,312	-561.9%	(2,104)	(1,729)	21.7%
Employee Profit Sharing Program	0	(2)		(387)	(173)	123.7%
Net Income (Loss) in the period	**29,249**	**7,193**	**306.6%**	**43,701**	**20,178**	**116.6%**
Net Margin	23,3%	7,2%	16.1 b.p.	10,6%	5,6%	5.0 b.p.
Non recurring items						
Expenses with the public offering	0			49,876		
Adjusted Net Income	**29,249**	**7,193**	**306.6%**	**93,577**	**20,179**	**363.8%**
Adjusted Net Margin	23,3%	7,2%	16.1 b.p.	22,8%	5,6%	17.2 b.p.

E.B.I.T.D.A.						
Operating Income	35,907	5,377	567.8%	97,934	19,092	413.0%
(+) Depreciation and Amortization	233	246	-5.3%	865	1,417	-39.0%
(+/-) Financial Revenues (Expenses), net	(13,342)	3,690	-461.6%	(47,439)	20,378	-332.8%
E.B.I.T.D.A.	**22,798**	**9,313**	**144.8%**	**51,360**	**40,887**	**25.6%**
E.B.I.T.D.A. Margin	**18,2%**	**9,4%**	**8.8 b.p.**	**12,5%**	**11,3%**	**1.2 b.p.**


ROSSI

ASSETS	4Q06	% of Total	3Q06	% of Total
CURRENT ASSETS				
Cash and cash equivalents	18,983	1.3%	8,527	0.6%
Short-term investments	308,064	20.7%	431,359	29.6%
Accounts receivable from clients	148,773	10.0%	143,036	9.8%
Inventories	498,659	33.5%	432,931	29.7%
Prepaid expenses	25,096	1.7%	33,875	2.3%
Other assets	92,741	6.2%	75,839	5.2%
Total Current Assets	1,092,316	73.3%	1,125,567	77.1%
NON-CURRENT ASSETS				
LONG TERM ASSETS				
Accounts receivable from clients	243,264	16.3%	215,945	14.8%
Short-term investments	1,644	0.1%	1,768	0.1%
Inventories	52,853	3.5%	45,887	3.1%
Judicial deposits	5,155	0.3%	5,884	0.4%
Deferred income and social contribution tax	53,131	3.6%	46,419	3.2%
Other assets	15,222	1.0%	-	0.0%
Total Long Term Assets	371,269	24.9%	315,903	21.6%
PERMANENT ASSETS				
Investments	21,498	1.4%	13,574	0.9%
Fixed Assets	2,517	0.2%	1,765	0.1%
Intangible	2,766	0.2%	2,533	0.2%
Total Permanent Assets	26,781	1.8%	17,872	1.2%
TOTAL ASSETS	1,490,366	100.0%	1,459,342	100.0%


ROSSI

LIABILITIES AND SHAREHOLDERS' EQUITY	4Q06	% of Total	3Q06	% of Total
CURRENT LIABILITIES				
Loans and financing	89,332	6.0%	59,970	4.1%
Accounts payable to sites acquisition	101,844	6.8%	116,743	8.0%
Suppliers	12,916	0.9%	13,628	0.9%
Salaries and payroll charges	3,734	0.3%	4,702	0.3%
Taxes and contributions payable	9,302	0.6%	6,544	0.4%
Dividends payable	10,380	0.7%	-	0.0%
Advance to clients	1,578	0.1%	15,587	1.1%
Other accounts payable	59,826	4.0%	33,821	2.3%
Total Current Liabilities	288,912	19.4%	250,995	17.2%
NON CURRENT LIABILITIES				
LONG TERM LIABILITIES				
Loans and financing	37,278	2.5%	67,754	4.6%
Accounts payable to sites acquisition	48,008	3.2%	49,327	3.4%
Taxes and contributions payable	4,476	0.3%	3,194	0.2%
Advance to clients	9,369	0.6%	-	0.0%
Other accounts payable	22,646	1.5%	26,324	1.8%
Total Long Term Liabilities	121,777	8.2%	146,599	10.0%
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	29.9%	445,117	30.5%
Capital Reserve	539,323	36.2%	540,263	37.0%
Legal Reserve	8,087	0.5%	5,902	0.4%
Retained Earnings Reserve	87,150	5.8%	70,466	4.8%
Total Shareholders' Equity	1,079,677	72.4%	1,061,748	72.8%
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,490,366	100.0%	1,459,342	100.0%


ROSSI

Notice to the Market

Rossi Residencial announces 2006 pre-earnings

São Paulo, January 18th, 2007 – Rossi Residencial S/A (Bovespa: RSID3), announces a few performance indicators of its 2006 fiscal year, as well as its guidance for 2007-2008.

Potential Sales Volume (PSV) Launched


PSV - Consolidated
in R$ MM
1.400
1.200
1.000
800
600
400
200
0
+ 192%
396
1.158
2005
2006 - Preview
PSV - Rossi's share
in R$ MM
1.000
900
800
700
600
500
400
300
200
100
0
+ 190%
304
883
2005
2006 - Preview

Rossi Residencial reached a launched PSV, in consolidated terms, of R$ 1.15 billion. Rossi's share totaled R$ 883 million. In both cases, the company's average PSV growth in 2006 was of 191%.


ROSSI

Contracted Sales


Contracted Sales - Consolidated
in R$ MM
800
700
600
500
400
300
200
100
0
+ 64%
445
730
2005
2006 - Preview


Contracted Sales - Rossi's share
in R$ MM
700
600
500
400
300
200
100
0
+ 76%
332
584
2005
2006 - Preview

Contracted Sales, in consolidated terms, reached R$ 730 million. Rossi's stake of this total reached R$ 584 million, of which R$ 393 million refer to projects launched in the course of 2006.

Thus, sales turnover over supply (STS*) indicates 44.51%, meaning that the company sold almost half of all volumes launched in 2006.

* **STS**: *Indicator measured by the ratio of contracted sales (Rossi's stake) relative projects launched in 2006 / PSV launched (Rossi's stake) in 2006.*


ROSSI

Land Bank*

Land Bank
Potential Sales Volume
in R$ MM


10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
+ 375%
1.826
8,673
2005
2006 - Preview
6.000
5.000
4.000
3.000
2.000
1.000
0
5.687
4,356
2.986
2.051
Acquired
Optioned
Rossi
Partners

We have ended 2006 with a portfolio of 88 land sites for future launches. This land inventory is equivalent to a future PSV of R$ 8.6 billion, of which Rossi has a corresponding share of R$ 6.4 billion (74.4%). The company has been consistently investing in building on a high quality land bank, one that can provide a 4 to 5 year horizon in future launches.

** Land sites acquired and optioned until dec-31-2006.*

The complete disclosure of the aforementioned information, as well as the company's full financial results, will be available by the time of release of our fourth quarter earnings results.

Guidance Rossi Residencial

Rossi´s Stake *in R$MM*	2007	2008
Net Revenues	550-650	800-900
Launches	1300-1450	1560-1740
Contracted Sales	1000-1100	1150-1265
Backlog Margin %	35 - 37	35 - 37
Gross Margin %	34 - 36	34 - 36
EBITDA Margin %	16 - 18	18 - 20


ROSSI

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Porto Alegre, the company is present in 27 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.

Investor Relations

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br

This release contains forward-looking statements, which refers to business perspectives, operating and financial results perspectives and to Rossi Residencial S.A. growth perspective. These are only projections and are based on the management expectations, concerning the future of the business and the continuous access to capital in order to finance the Company's business plan. Such statements depend on market changes, governmental rules, and on the competitors performance and on the Brazilian Economy among other factors, in addition to risks presented in the release documents filed by Rossi Residencial S.A., therefore it can be changed without prior notice.


ROSSI


ROSSI


METRON
ENGENHARIA

Notice to the Market

Rossi Residencial announces Joint Venture with Mentron Engenharia

São Paulo, 11 de janeiro de 2007 – Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Metron Engenharia, one of the largest builders and developers in the state of Espírito Santo, announce a joint venture to operate in the region of Vitória.

The JV will operate in real estate developments in the cities of Vitória and Serra, upon the following conditions:

(i) has Rossi offered Metron a stake in any new development, Metron, in compensation to that, commits to offer Rossi an equivalent stake in a future development

(ii) reciprocal right of first refusal upon any future developments

The Metron Group has a current land bank close to a potential Overall Launching Volume of R$ 150 to 250 million. The agreement is valid for 180 days, automatically renewable at time of expiration under the same terms and conditions.

Rossi will initially be responsible for project financing and back office activities, while Metron will render construction services. As to the development activities, product design, commercial management and marketing, a joint effort between both companies should prevail.

About Metron Engenharia

Founded in 1975 in Vitória, Espírito Santo, METRON Engenharia grew based in three essential values: seriousness, efficiency, and quality. Its growth occurred in a safe and progressive manner, providing a solid position in its operating market.

For over 30 years operating both as a developer and as a builder, METRON built a brand synonym of tradition, solidness and credibility.

Its highly entrepreneurial spirit was conquered through the execution of 1 million square meters of construction and in the punctual accomplishment of all its contracts. A consolidated experience that contributed to the delivery of 12.000 units to date.


ROSSI

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Porto Alegre, the company is present in 27 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.

Geographical Presence

São Paulo

- São Paulo
- Guarulhos
- Osasco
- São Caetano
- Santo André
- Barueri
- Jacareí
- São José dos Campos
- Sorocaba
- Campinas
- Valinhos
- Sumaré
- Santos
- Guarujá
- Ribeirão Preto
- São Carlos

Rio de Janeiro

- Rio de Janeiro
- Niterói
- Nova Iguaçu

Espírito Santo

- Vitória
- Vila Velha

Minas Gerais

- Belo Horizonte


ROSSI

- **Rio Grande do Sul**
  - Porto Alegre
  - Canoas
- **Paraná**
  - Curitiba
- **Bahia**
  - Salvador
- **Pernambuco**
  - Recife

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI

Notice to the Market

Rossi Residencial admitted to the IBrX-50 index

São Paulo, January 9th, 2007 – Rossi Residencial S.A. (Bovespa: RSID3) announces that shares issued by the company have been included in the IBrX-50 theoretical portfolio.

Bovespa – IBrX-50
The shares issued by Rossi Residencial have been included in the IBrX-50 recent portfolio revision, into force from January through April 2007.
The company will have a weighted participation of 0,216% in the overall index. The IBrX-50 is composed by the 50 most marketable stocks traded in the over-the-counter market, being a performance reference to funds and managed portfolios.

About Rossi Residencial
Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Porto Alegre, the company is present in 26 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.

Additional Information:
Investor Relations Department

Sérgio Rossi Cuppoloni
Tel: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Tel: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br







Notice to the Market

Rossi Residencial announces Joint Venture with Gabriel Bacelar

São Paulo, December 19th, 2006 - Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Gabriel Bacelar Construções (GB), one of the largest builders and developers in the state of Pernambuco, headquartered in Recife, announce an exclusive joint venture to operate in the metropolitan region of Recife.

That way, Rossi returns once again to the real estate markets of Northeast Brazil, where it had been back in the 1990's.

The agreement accounts for land sites that have either been negotiated or under current negotiations. The new company should take out future launches of around R$500 million in the following months. During this period, the new vehicle should develop differentiated projects, tapping all income segments, thus matching real estate production with potential market demand.

Rossi will initially be responsible for project financing and back office activities, while GB will render construction services. As to the development activities, product design, commercial management and marketing, a joint effort between both companies should prevail. The partnership unites complementary competencies, representing synergies and economies of scale in the pre-defined operating market.

About Gabriel Bacelar

Gabriel Bacelar Construções is one of the largest developers in the state of Pernambuco, having made history in the real estate industry in its successful move along the last 30 years. Its portfolio includes over 40 mid-high income developments composing Recife's skyline.

Talent and experience are details that belong to Gabriel Bacelar's daily activities. A highly qualified team, composed by the best real estate professionals in different areas, fosters the continuous search for technological innovations in projects, procedures, and building materials utilized in its developments.

The results are agility and a fast pace in the exploration of new business opportunities, providing clients the latest and most modern concepts available in the market. The current portfolio accounts for 10 developments under construction, representing 140 thousand m². Such reality translates itself into quality, creditworthiness and exclusivity, resulting in client satisfaction, Gabriel Bacelar's end objective.


ROSSI

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte and Porto Alegre, the company is present in 26 cities. The regions where Rossi operates indicate high housing shortage, above national average income per capita, and a great potential for economic and demographic growth. Because it operates in different markets (different products in different regions), Rossi has the possibility to flexibilize its product mix so as to better adapt to changing market conditions. The company operates across all income segments, developing high-end projects and commercial properties under the America Properties brand.

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Phone: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Phone: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI

Rossi Residencial will release its 3Q06 results on November 8, 2006, after Bovespa's trading hours.

Conference calls – November 9, 2006

In Portuguese	In English
at 7:00 am (US EST)/10:00 am (Brasília time)	at 9:00 am (US EST)/12:00 pm (Brasília time)
Dial in: +55 11 2101-4848	Dial in: +1 973 935-8510
Conference ID: Rossi	Conference ID: 7980772
Replay (available until 11/16/06): +55 11 2101-4848	Replay (available until 11/16/06): +1 973 341-3080
Replay ID: Rossi	Replay ID: 7980772

Live broadcast through the Internet in an audio and slide system at:
www.rossiresidencial.com.br/ir

Investor Relations:

Sérgio Rossi Cuppoloni
Ph: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Ph: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


RSID3
NOVO
MERCADO
BOVESPA BRASIL



3Q06 Results

Bovespa: RSID3
NYSE (ADR): RSR2Y

PSV reached R$ 762.2 million in the 9M06 and R$434.4 in the 3Q06

Contracted Sales grew 41%, to R$428.3 million in the 9M06 and 75% in the 3Q06 Year-to-date

Net Revenue reaches R$ 286 million

São Paulo, November 8, 2006 – Rossi Residencial S.A. (Bovespa: RSID3), one of the largest residential real estate developers in Brazil, announces its results for the third quarter of 2006 (3Q06). The financial and operating information herein, except where otherwise indicated, is presented in BR GAAP and in Brazilian Reais (R$). All comparisons, except where otherwise indicated, refer to the third quarter of 2005 (3Q05).

Period Highlights:

- Potential sales volume (PSV) came to R$ 434.4 million in the 3Q06 from 1,390 units, of which Rossi's share was 72.4%, and R$ 762.2 million year-to-date, in which Rossi's share was 79.5% (R$606.2 million).
- Contracted sales increased by 74.9%, from R$ 95.3 million in the 3Q05 to R$ 166.8 million in the 3Q06. In the 9M06, they climbed 40.7% year-on-year to R$ 428.3 million. Rossi's share recorded growth of 66.9%.
- Net revenue totaled R$ 110.4 million in the third quarter of 2006 (3Q06), up by 20.9% year-on-year, and R$ 286.0 million in the 9M06, up by 9.1% year-on-year.
- Adjusted EBITDA amounted to R$ 18.0 million in the 3Q06, 37.7% up on the same period last year, accompanied by an adjusted EBITDA margin of 16.3%, 2 percentage points above the same period in 2005. 9M06 adjusted EBITDA stood at R$ 66.2 million, with a 23.2% margin.
- Adjusted net income moved up from R$ 3.7 million in the 3Q05 to R$ 24.5 million in the 3Q06, while the net margin widened from 4.1% to 22.2% in the same period. In the 9M06, adjusted net income reached R$ 52.5 million, with a net margin of 18.4%

Investor Relations
Sérgio Rossi Cuppoloni – Officer
Sergiorossi@rossiresidencial.com.br
(55-11) 3759-7222



Operating Highlights	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Launches						
Number of launches	19	5	280.0%	35	11	218.2%
Usable area launched (m^2)	186,333	35,983	417.8%	344,574	104,573	229.5%
Units launched	1,390	346	301.7%	2,824	892	216.6%
PSV launched (R$ thousand) [1]	434,430	64,796	570.5%	762,197	214,785	254.9%
Launches average price per m^2	2,331	1,801	29.5%	2,212	2,054	7.7%
Sales						
Contracted sales (R$ thousand)	166,751	95,332	74.9%	428,336	304,505	40.7%
Sold usable area (m^2)	75,213	45,747	64.4%	205,237	145,811	40.8%
Units sold	793	446	77.8%	2,036	1,494	36.3%

[1] Total potential proceeds should all units of a real estate project launched be sold at a certain price.

Financial Highlights (R$ thousand)	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Net Operating Revenue	110,389	91,272	20.9%	285,973	262,201	9.1%
Gross Income	37,650	25,500	47.6%	83,883	77,283	8.5%
Gross Margin	34.1%	27.9%		29.3%	29.5%	
Operating Income	30,382	1,494	1933.6%	62,028	13,717	352.2%
Operating Margin	27.5%	1.6%		21.7%	5.2%	
Adjusted EBITDA [1]	17,949	13,032	37.7%	66,219	33,888	95.4%
EBITDA Margin (%) [1]	16.3%	14.3%		23.2%	12.9%	
Net Income of the period	23,818	3,733	538.1%	14,452	12,987	11.3%
Adjusted Net Income for the period [1]	24,520	3,733	556.9%	52,495	12,987	304.2%
Net Margin	21.6%	4.1%		5.1%	5.0%	
Adjusted Net Margin [1]	22.2%	4.1%		18.4%	5.0%	

[1] excluding the effect of the non-recurring items in 3Q06

Unearned Revenue and Results	Sep06	Sep05	Var (%)
Unearned revenue	436,315	312,368	39.7%
Unearned result	151,584	98,237	54.3%
Unearned result margin - REF	34.7%	31.4%	3.3 b.p.

Good sales performance has sustained steady growth in the unearned result balance, closing September with a total of R$ 151.6 million, or 54.3% up on the same period in the previous year. Backlog Gross margins moved up by 3.3 p.p., from 31.4% to 34.7%.



Launches and sales:

Nineteen new projects were launched in the quarter, with a PSV of R$ 434.4 million, 570.5% up on the R$369.6 million recorded in the same period the year before. Of this total R$ 314.7 million corresponded to Rossi's share, 546.2% up on the R$266.0 million recorded in the third quarter last year.

In the 9M06, PSV totaled R$ 762.2 million from 35 projects, 254.9% more than in the same period in 2005. Rossi's share came to R$ 606.2 million, 294.8% more than the R$ 547.4 million recorded in the 9M05

Launches in 3Q06	PSV R$ '000	Usable area m^2	Units	% Sold	%- Rossi	PSV- Rossi
Guarulhos						
Altavista	67,342	138	224	0%	100%	67,342
São Paulo						
Helvetia Grand Quartier						
Alpen Haus Condominium	31,422	188	48	0%	70%	21,996
Garten Haus Condominium	44,178	153	102	0%	100%	44,178
Jacareí						
Condomínio das Palmeiras	11,744	99	88	0%	70%	8,221
Sumaré						
Cond. dos Jacarandás	5,465	100	44	32%	100%	5,465
Cond. dos Sândalos	5,128	59	82	50%	100%	5,128
Cond. dos Jatobás	6,170	59	98	0%	100%	6,169
Campinas						
Rarità	23,018	78	136	29%	70%	16,112
Galleria Boulevard - cond. 01	13,041	259	23	0%	50%	6,521
Galleria Boulevard - cond. 02	28,612	208	65	0%	50%	14,306
Galleria Boulevard - cond. 03	30,675	243	55	0%	50%	15,337
Galleria Boulevard - cond. 04	32,622	175	86	0%	50%	16,311
Galleria Boulevard - cond. 05	14,947	270	24	0%	50%	7,473
Praça Capital IV	6,324	57	42	0%	70%	4,427
Curitiba						
Yard Ecoville Residencial	11,004	185	30	20%	70%	7,703
Breeze Ecoville Residencial	27,471	140	88	0%	70%	19,230
Palácio Real	30,700	356	20	0%	50%	15,350
Rio de Janeiro						
Del Monte Club & Houses	22,046	137	67	75%	70%	15,432
Niterói						
Celebrity Icaraí Self Living	22,521	84	68	57%	80%	18,017
Total	434,430		1,390		72.4%	314,718


ROSSI

Launches in units	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	457	174	162,6%	966	396	143,9%
From R$ 200,100 to R$ 350,000	404	172	134,9%	964	346	178,6%
From R$ 350,100 to R$ 500,000	234			545		
Above R$ 500,100	253			263	150	75,3%
Commercial property	42			86		
Total	1.390	346	301,7%	2.824	892	216,6%

Launches in R$	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	85,832	20,883	311.0%	141,492	36,685	285.7%
From R$ 200,100 to R$ 350,000	157,451	43,914	258.5%	291,777	91,360	219.4%
From R$ 350,100 to R$ 500,000	79,412			202,114		
Above R$ 500,100	105,411			116,207	86,739	34.0%
Commercial property	6,324			10,606		
Total	434,430	64,796	570.5%	762,197	214,784	254.9%

Contracted sales grew by 74.9% from R$ 95.3 million in the 3Q05 to R$ 166.8 million in the 3Q06. Of this total, R$ 150.7 million corresponded to Rossi's share, 125.8% more than the R$ 66.7 million recorded in the same three months last year.

Contracted sales went up by 40.7%, from R$ 304.5 million in the 9M05 to R$ 428.3 million in the 9M06. In the same period, Rossi's portion increased by 66.9%, from R$ 226.4 million to R$ 377.7 million.

Sales in units	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	347	185	87.6%	824	572	44.1%
From R$ 200,100 to R$ 350,000	301	198	52.0%	765	710	7.7%
From R$ 350,100 to R$ 500,000	126	14	800.0%	306	55	456.4%
Above R$ 500,100	21	41	-48.8%	64	137	-53.3%
Commercial property	(2)	8	-125.0%	77	20	285.0%
Total	793	446	77.8%	2,036	1,494	36.3%

Sales in R$	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Residential property						
Until R$ 200,000	39,291	18,520	112.2%	95,060	55,180	72.3%
From R$ 200,100 to R$ 350,000	76,764	46,995	63.3%	177,988	148,202	20.1%
From R$ 350,100 to R$ 500,000	41,182	4,392	837.7%	112,076	18,751	497.7%
Above R$ 500,100	11,165	24,048	-53.6%	35,650	78,843	-54.8%
Commercial property	(1,651)	1,378	-219.8%	7,561	3,528	114.3%
Total	166,751	95,332	74.9%	428,336	304,505	40.7%

Although some projects launched in the last month of the quarter were well received by clients and met expectations as to the number of sales proposals, no contracted sales figure in the charts



above because the credit scoring process and document analysis delayed the effectuation of these sales to October, as shown in the chart below.

The following table shows total contracted sales and recognized revenues in the third quarters of 2006 and 2005 per year of project launch:

Developments launched in September /2006	Units launched	% Sold (contracted in Oct/2006)	% - Rossi
Guarulhos			
Altavista	224	17%	100%
São Paulo			
Helvetia Grand Quartier			
Alpen Haus Condominium	48	8%	70%
Garten Haus Condominium	102	10%	100%
Jacareí			
Condomínio das Palmeiras	88	1%	70%
Sumaré			
Cond. dos Jatobás	98	13%	100%
Campinas			
Galleria Boulevard - cond. 01	23	52%	50%
Galleria Boulevard - cond. 02	65	35%	50%
Galleria Boulevard - cond. 03	55	45%	50%
Galleria Boulevard - cond. 04	86	16%	50%
Galleria Boulevard - cond. 05	24	33%	50%
Praça Capital IV	42	0%	70%
Curitiba			
Breeze Ecoville Residencial	88	1%	70%
Palácio Real	20	5%	50%

The table below shows total contracted sales and recognized revenues in the third quarters of 2006 and 2005 per year of project launch:

	3Q06				3Q05			
Launches	Contracted sales	%	Revenue booked	%	Contracted sales	%	Revenue booked	%
Launches 2006	103,078	68%	30,158	27%	-	0%	-	0%
Launches 2005	23,960	16%	23,681	21%	28,470	43%	3,278	4%
Launches 2004	13,392	9%	42,216	38%	8,346	13%	15,807	17%
Launches 2003	8,746	6%	12,160	11%	17,693	27%	47,335	52%
Launches 2002	1,492	1%	2,173	2%	12,208	18%	24,853	27%
Total	150,668	100%	110,388	100%	66,717	100%	91,273	100%


ROSSI



Launches	9M06				9M05			
	Contracted sales	%	Revenue booked	%	Contracted sales	%	Revenue booked	%
Launches 2006	202,170	54%	44,579	16%	-	0%	-	0%
Launches 2005	94,450	25%	43,529	15%	90,317	40%	12,375	5%
Launches 2004	35,620	9%	113,431	40%	56,388	25%	38,462	15%
Launches 2003	36,504	10%	73,093	26%	47,552	21%	119,230	45%
Launches 2002	8,983	2%	11,341	4%	32,124	14%	92,134	35%
Total	377,727	100%	285,973	100%	226,381	100%	262,201	100%

Developments under construction:

At the close of September, the Company had 46 construction sites, totaling 65 projects, comprising 6,661 units and 1,012,922 m² under construction. Between 1992, when we expanded our operations to different geographical regions, and September 30, 2006, we launched 31,069 units, with a total constructed area of 3,234,076 m², of which 24,378 units, corresponding to 2,221,154 m², have already been delivered.

Land bank:

The Company ended the 3Q06 with a land bank of 62 sites for the launch of future projects, with a PSV of R$ 4.6 billion from 18.291 units and 3,307,604 m² of buildable area. Rossi's share is 75.4%, or R$ 3.5 billion.

Land bank – PSV (R$ '000)	Grande de São Paulo	Campinas / Sumaré	Rio de Janeiro / Niterói	Vitória	Porto Alegre	Curitiba	Other cities	Total
Residential property								
Until R$ 200,000	23,326	416,981	255,716	-	22,172	-	226,832	945,027
From R$ 200,100 to R$ 350,000	1,261,516	500,699	165,314	84,445	52,014	88,368	94,787	2,247,143
From R$ 350,100 to R$ 500,000	183,756	119,896	223,181	-	251,040	-	141,373	919,246
Above R$ 500,100	209,146	14,515	89,310	16,964	0	82,492	60,317	472,744
Commercial property	-	6,324	-	-	-	-	-	6,324
Total	1,677,744	1,058,415	733,521	101,409	325,226	170,860	523,309	4,590,484

Financial Performance:

Gross Operating Revenue. Gross operating revenue moved up 20.5% in the quarter, from R$ 94.1 million in the 3Q05, to R$ 113.5 million in the 3Q06. In the 9M05, growth was 8.5%, from R$271.4 million to R$ 294.5 million in the same period in 2006. This was primarily due to the progress of projects under construction and inventory sales, allowing more revenue to be recognized.

Sales Taxes. Sales taxes increased 6.5%, from R$ 2.9 million in the 3Q05 to R$ 3.0 million in the 3Q06. This increase was due to the volume of client revenue or bank onlendings (cash criterion), which form the basis for the calculation of sales taxes.

Net Operating Revenue. Net operating revenue recorded 20.9% growth, from R$ 91.3 million in the 3Q05 to R$ 110.4 million in the 3Q06. Year-to-date, 9.1% growth was recorded, from R$ 262.2 million to R$ 286.0 million, in line with the upturn in gross operating revenue.

Cost of Property and Services Sold. The cost of property and services sold increased by 10.6%, from R$ 65.8 million in the 3Q05, to R$ 72.7 million in the 3Q06. The 9M06 figure climbed by 9.3%, from R$ 184.9 million in the 9M05 to R$ 202.1 million in the same period of 2006. The upturn was caused by the greater number of works under construction.

Gross Income. Third-quarter gross income climbed 47.6% year-on-year, from R$ 25.5 million to R$ 37.6 million. In year-to-date terms, it grew by 8.5%, from R$ 77.3 million in the 9M05 to R$ 83.9 million in the same period of 2006. The gross margin stood at 34.1% in the 3Q06 and 29.3% year-to-date, in line with the 9M05's 29.5%.

Administrative Expenses. Administrative expenses totaled R$ 10.0 million in the third quarter, 40.6% up on the R$ 7.1 million recorded in the same three months the year before. In the nine months, they amounted to R$26.9 million, or 9.1% of net operating revenue, 20.1% more than the R$22.4 million, or 7.8% of net operating revenue, reported in the same period of 2005. The increase was due to investments allocated to the Company's geographical expansion, primarily comprising expenses from personnel hired to look for sites and their corresponding relocation expenses.

Selling Expenses. Quarterly selling expenses increased by 11.1%, from R$ 10.9 million in the 3Q05 to R$ 12.1 million in the 3Q06, down by 1 p.p. in terms of percentage of net operating revenue. In the nine months, these expenses went up by 12.7%, from R$ 29.7 million in the 9M05, to R$ 33.5 million in the 9M06, and from 11.3% of net operating revenue to 11.7%.

EBITDA. Adjusted EBITDA totaled R$ 18.0 million in the 3Q06, 37.7% up year-on-year, accompanied by an adjusted EBITDA margin of 16.3%, up by 2 p.p. In the nine months, there was a 95.4% year-on-year increase, from R$ 33.9 million (margin of 12.9%) to R$ 66.2 million (margin of 23.2%), pushed up by higher booked revenue.

Depreciation and Amortization. Depreciation and amortization dropped by 44.8%, from R$ 0.4 million in the 3Q05 to R$ 0.2 million in the 3Q06, and by 46.0%, from R$ 1.2 million in the 9M05 to

R$ 0.6 million in the 9M06, thanks to the full amortization of the first stage of the SAP implementation project.

Net Financial Result. In the third quarter, the financial result improved by a massive 261.6%, from expenses of R$ 8.3 million in the 3Q05, to revenue of R$ 13.4 million. In the nine months, the financial result was revenue of R$ 34.1 million in 2006, versus expenses of R$ 16.7 million in 2005. The improvement was mainly due to the settlement of several working capital loans and to revenue from short-term investments of the proceeds from the public offering.

Revenue from Clients' Financing. Revenues from clients' financing dropped between the 3Q06 and 3Q05 from R$ 2.0 million to R$ 1.8 million, respectively, and fell 10.0% in the 9M, from R$5.6 million to R$ 5.0 million. This decline was due to the Company's ongoing strategy of transferring its receivables portfolio to banks and/or securitization companies on delivery of the keys.

Income and Social Contribution Tax. Provisions for income and social contribution tax rose from R$ 0.6 million in the 3Q05 to R$ 3.8 million in the 3Q06, and from an expense of R$ 3.0 million in the 9M05 to revenue of R$ 4.0 million in the 9M06. This revenue was due to the booking of R$ 5.0 million in deferred taxes, net of current income and social contribution tax of R$ 1.0 million.

Net Income. Adjusted net income totaled R$ 24.5 million in the 3Q06, versus R$ 3.7 million in the 3Q05. Year-to-date, adjusted net income stood at R$ 52.5 million, versus R$ 13.0 million in the same period the year before, accompanied by an increase in the adjusted net margin from 5.0% to 18.4%.

Indebtedness:

The Company ended the 3Q06 with a total indebtedness of R$ 127.7 million, 26.4% higher than 2Q06. Of this total, R$ 125.5 million refers to real estate credit operations – construction financing -, which recorded a 27.5% growth in comparison to the 2Q06, due to the higher number of projects under construction.

Regarding working capital loans, the Company recorded a 12.9% drop, from R$ 2.6 million in the 2Q06 to R$ 2.3 million in the 3Q06 due to period amortizations.

Total cash and cash equivalents fell by 20.5%, from R$ 555.8 million in the 2Q06 to R$ 441.7 million in the 3Q06, basically due to investments in acquiring land.

Indebtedness	3Q06	2Q06	Var (%)
Indebtedness – Short Term			
Construction Financing	57,719	74,442	-22.5%
Loans – Working Capital	2,251	2,078	8.3%
Indebtedness – Long Term			
Construction Financing	67,754	24,000	182.3%
Loans – Working Capital	-	506	-100.0%
Total Indebtedness	127,724	101,026	26.4%
Cash Position			
Cash and cash equivalents	8,527	12,504	-31.8%
Investments – short term	431,359	541,520	-20.3%
Investments – long term	1,768	1,817	-2.7%
Total cash position	441,654	555,841	-20.5%
Net Debt	(313,930)	(454,815)	-31.0%

Conference calls and webcast:

The Company will host conference calls to discuss its third quarter 2006 results:

Presentation in Portuguese	Presentation in English
Thursday, November 9, 2006	Thursday, November 9, 2006
7:00 am (EST) / 10:00 am (Brasília Time)	9:00 am (EST) / 12:00 pm (Brasília time)
Dial in number: 55 11 2101-4848	Dial in number: 1 973 935-8510
Conference code: Rossi	Conference code: 7980772

Live transmission through the Internet: www.rossiresidencial.com.br/ir

About Rossi Residencial S.A.

Rossi is one of the largest real estate developers in Brazil. Through its regional offices, located in the cities of São Paulo, Rio de Janeiro, Porto Alegre and Campinas, the company is present in 22 of the main Brazilian cities, which have high housing deficit, population above the national average purchasing power and great economic and demographic growth potential. The Company operates since 1980, in an integrated manner, in several segments of the real estate market, with flexibility to keep up with market changes and to adjust its product portfolio. The Company focuses its business on the residential real estate segment, aimed at the middle income and lower middle income, which has high growing potential. Rossi is part of the Bovespa's Novo Mercado and is traded under the ticker RSID3. For further information access www.rossiresidencial.com.br/ir.



Income Statement (R$ '000)	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Gross Operating Revenue						
Property Sales and Services	113,450	94,147	20.5%	294,530	271,370	8.5%
(-) Sales taxes	(3,061)	(2,875)	6.5%	(8,557)	(9,169)	-6.7%
Net Revenue	110,389	91,272	20.9%	285,973	262,201	9.1%
Cost of property and services	(72,739)	(65,772)	10.6%	(202,090)	(184,918)	9.3%
Gross Income	37,650	25,500	47.6%	83,883	77,283	8.5%
Gross margin	34.1%	27.9%	6.2%	29.3%	29.5%	-0.1%
Operating (Expenses) Revenues						
Administrative						
Selling	(10,035)	(7,138)	40.6%	(26,906)	(22,402)	20.1%
Depreciation and Amortization	(12,134)	(10,923)	11.1%	(33,461)	(29,678)	12.7%
Financial Revenues (Expenses), net	(219)	(397)	-44.8%	(632)	(1,171)	-46.0%
Client Financing Revenues	13,354	(8,264)	-261.6%	34,097	(16,688)	-304.3%
Other Operating Revenue	1,766	1,954	-9.6%	5,034	5,592	-10.0%
Total	0	762	-100.0%	13	781	-98.0%
	(7,268)	**(24,006)**	**-69.7%**	**(21,855)**	**(63,566)**	**-65.6%**
Operating Income (Loss)						
	30,382	**1,494**	**1933.9%**	**62,028**	**13,717**	**352.2%**
Other Revenues (Expenses)						
	(2,735)	3,049	-189.7%	(51,145)	2,482	-2160.6%
Income Tax and Social Contribution						
	(3,829)	(639)	499.2%	3,956	(3,041)	-230.1%
Employee Profit Sharing Program						
	0	(171)	-100.0%	(387)	(171)	126.4%
Net Income (Loss) in the period						
Net Margin	**23,818**	**3,733**	**538.1%**	**14,452**	**12,987**	**11.3%**
Gross Operating Revenue	21.6%	4.1%	17.5%	5.1%	5.0%	0.1%
Non recurring items						
Expenses with the public offering	1,064			49,876		
Discount in the sale of inventories	0			7,765		
Income tax and social contribution impact on discounts	(362)			(19,598)		
Adjusted Net Income	**24,520**	**3,733**	**556.9%**	**52,495**	**12,987**	**304.2%**
Adjusted Net Margin	22.2%	4.1%		18.4%	5.0%	

E.B.I.T.D.A.	3Q06	3Q05	Var (%)	9M06	9M05	Var (%)
Net Income (Loss) in the period	23,818	3,733	538.1%	14,452	12,987	11.3%
(+) Depreciation and amortization	219	397	-44.8%	632	1,171	-46.0%
(+/-)Net Financial Revenues (Expenses)	(13,354)	8,264	-261.6%	(34,097)	16,688	-304.3%
(+/-) Other Revenues and Expenses	2,735	0	100.0%	51,145	0	100.0%
(+/-) Income tax and Social Contribution	3,829	639	499.2%	(3,956)	3,041	-230.1%
E.B.I.T.D.A.	**17,247**	**13,033**	**32.3%**	**28,176**	**33,887**	**-16.9%**
E.B.I.T.D.A. Margin	**15.6%**	**14.3%**	**1.3%**	**9.9%**	**12.9%**	**-3.1%**
Adjusted E.B.I.T.D.A.	**17,949**	**13,033**	**37.7%**	**66,219**	**33,887**	**95.4%**
Adjusted E.B.I.T.D.A. Margin	**16.3%**	**14.3%**	**2.0%**	**23.2%**	**12.9%**	**10.2%**


ROSSI



ASSETS	3Q06	% of Total	2Q06	% of Total
CURRENT ASSETS				
Cash and cash position	8,527	0.6%	12,504	0.9%
Short term investments	431,359	29.6%	541,520	37.6%
Accounts receivable from clients	143,036	9.8%	128,628	8.9%
Inventories	478,818	32.8%	391,083	27.1%
Prepaid expenses	33,875	2.3%	30,159	2.1%
Other receivables	75,839	5.2%	72,422	5.0%
Total Current Assets	**1,171,454**	**80.3%**	**1,176,316**	**81.6%**
LONG TERM ASSETS				
Accounts receivable from clients	215,945	14.8%	197,646	13.7%
Long term investments	1,768	0.1%	1,817	0.1%
Judicial deposits	5,884	0.4%	7,783	0.5%
Deferred income tax and social contribution	46,419	3.2%	47,195	3.3%
Total Long Term Assets	**270,016**	**18.5%**	**254,441**	**17.6%**
PERMANENT ASSETS				
Investments	13,574	0.9%	6,926	0.5%
Fixed Assets	1,765	0.1%	1,695	0.1%
Deferred	2,533	0.2%	2,257	0.2%
Total Permanent Assets	**17,872**	**1.2%**	**10,878**	**0.8%**
TOTAL ASSETS	**1,459,342**	**100.0%**	**1,441,635**	**100.0%**


ROSSI

LIABILITIES	3Q06	% of Total	2Q06	% of Total
CURRENT LIABILITIES				
Loans and financing	59,970	4.1%	76,520	5.3%
Suppliers	13,628	0.9%	12,491	0.9%
Salaries and payroll charges	4,702	0.3%	4,218	0.3%
Payable taxes and contributions	6,544	0.4%	7,276	0.5%
Accounts payable to sites acquisition	116,743	8.0%	95,066	6.6%
Advance to clients	15,587	1.1%	21,418	1.5%
Other payables	33,821	2.3%	45,683	3.2%
Total Current Liabilities	**250,995**	**17.2%**	**262,672**	**18.2%**
LONG TERM LIABILITIES				
Loans and financing	67,754	4.6%	24,506	1.7%
Accounts payable to sites acquisition	49,327	3.4%	79,556	5.5%
Deferred income tax and social contribution	26,324	1.8%	23,368	1.6%
Payable taxes and contributions	3,194	0.2%	5,751	0.4%
Total Long Term Liabilities	**146,599**	**10.0%**	**133,181**	**9.2%**
SHAREHOLDERS' EQUITY				
Capital Stock	445,117	30.5%	445,117	30.9%
Capital Reserve	540,263	37.0%	548,115	38.0%
Legal Reserve	61,916	4.2%	61,916	4.3%
Income in the period	14,452	1.0%	(9,366)	-0.6%
Total Shareholders' Equity	**1,061,748**	**72.8%**	**1,045,782**	**72.6%**
TOTAL LIABILITIES	**1,459,342**	**100.0%**	**1,441,635**	**100.0%**

ROSSI RESIDENCIAL S/A
Corporate Taxpayers' ID (CNPJ/MF) 61065751/0001-80
Corporate Registry ID (NIRE) 35300108
Publicly-held Company
www.rossiresidencial.com.br

Notice to Shareholders

We hereby announce to our shareholders that as of November 1, 2006, the Company's shares will be registered by Banco Bradesco S/A, which has replaced Banco Itaú S.A. as Rossi's Depositary Financial Institution.

The Company's shareholders will be attended in Banco Bradesco S.A. branches throughout Brazil and will receive a written communication informing that their shares have been duly registered by said institution in their name via a Share Account Statement. Shareholders' rights will not be affected by these procedures. Shareholders whose shares are in the custody of the CBLC – Brazilian Clearing and Depositary Corporation, will continue to be attended by their respective Brokerage Houses/Custodial Institutions.


ROSSI

Notice to the Market

Rossi Residencial admitted to the IBrX index

São Paulo, September 5th, 2006 - Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, announces that shares issued by the company have been included in the IBrX theoretical portfolio.

Bovespa – IBrX

The shares issued by Rossi Residencial have been included in the IBrX recent portfolio revision, into force from September through December 2006.

The company will have a weighted participation of 0,184% in the overall index. The IBrX is composed by the 100 most marketable over the counter stocks in the market, being a performance reference to funds and managed portfolios.

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa's Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, and Porto Alegre, the company is present in 22 cities. The regions where Rossi operates indicate a high housing deficit, per capita income above national average, and a great potential for economic and demographic growth. Because it operates in different markets, Rossi has the possibility to flexibilize its product mix in order to adapt to changing market conditions. The company operates in all income segments, developing high-end projects and commercial properties under the America Properties brand.

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Tel: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Tel: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI


ROSSI


ALICERCE

Notice to the Market

Rossi Residencial announces Joint Venture with Alicerce

São Paulo, July 12th, 2006 - Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Alicerce Empreendimentos, headquartered in Belo Horizonte, state of Minas Gerais, announce an exclusive joint venture to operate in the Belo Horizonte market. Having operated in this region in the early 90´s, Rossi is now rehearsing its comeback to this prominent real estate market.

The JV expects to initially launch R$ 100 million in potential overall sales volume for the next 12 months, grounded on an existing land bank and on future land to be acquired by the new company. During this period, 4 new projects should be developed, bringing together a diverse product mix throughout different income segments, thus attempting to match the market's potential demand.

Rossi should be responsible for the management, commercial and financial structures, sharing product development with Alicerce and offering the latter the right of first refusal on the construction.

The partnership also distinguishes itself through the singular characteristic of having united two companies with complementary competencies, bringing about synergies and economies of scale in the above-mentioned market.

About Alicerce

Established in 1985, Alicerce Empreendimentos has real estate development, construction, and engineering as its main activities.

The company develops high-end residential projects, commercial buildings, flats, shopping centers and industrial complexes. Alicerce has executed over 90 developments in the states of Minas Gerais, Espírito Santo, Mato Grosso, and Distrito Federal, representing more than 10,7 million square feet in built area. In the heavy construction segment, has concluded many infrastructure, irrigation, and road projects.

The constant search for strategic partnerships, combined to the differentiated know-how and technology, staff training, entrepreneurship and planning, has provided Alicerce with the capacity and competitiveness to successfully operate in diverse segments of construction, fulfilling client necessities with high quality.


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About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro, Belo Horizonte, and Porto Alegre, the company is present in 19 cities. The regions where Rossi operates indicate a high housing deficit, per capita income above national average, and a great potential for economic and demographic growth. Because it operates in different markets, Rossi has the possibility to flexibilize its product mix in order to adapt to changing market conditions. The company operates in all income segments, developing high-end projects and commercial properties under the America Properties brand.

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Tel: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Tel: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br

ROSSI RESIDENCIAL S.A.
CNPJ/MF nº 61.065.751/0001-80 - NIRE 3130001144-5
Avenida Major Sylvio de Magalhães Padilha nº 5200,
Edifício Miami, bloco C, conjunto 31
05677-000, São Paulo, SP

MATERIAL FACT

Rossi Residencial S.A. ("Rossi Residencial"), in compliance with the provision of the *Comissão de Valores Mobiliários* ("CVM") [Brazilian Securities and Exchange Commission] Instruction no. 358/02, hereby informs their shareholders and the market in general the following:

On this date, it was requested the registration with the CVM [the Brazilian Securities and Exchange Commission] of a public offering for primary and secondary distribution of shares ("Tender Offer"), by means of which Rossi Residencial and Roplano S.A. shall offer common shares of Rossi Residencial representing, altogether, at least 25% of the voting capital and, according the rules of Novo Mercado of São Paulo Stock Exchange – BOVESPA, a segment in which o Rossi Residencial's shares shall be registered for negotiation.

The Offer will be held in non-organized over-the-counter market, in Brazil, under the CVM Instruction no. 400/03 and, further, with efforts for placement in foreign markets, with grounds on the exemption of registration set forth by the U.S. Securities Act of 1933, as amended.

The accomplishment of the Offer shall be subject to favorable domestic and international capital market conditions. Should the current conditions be kept, a call notice to the market shall be timely published in compliance with provisions of article 53 of CVM Instruction no. 400/03, providing information on: (i) other characteristics of the Tender Offer; (ii) location to obtain preliminary prospect; (iii) estimated date and place to release the Public Offer; and (iv) the conditions, the procedure, the reservation period and the period for collection of investment intentions.

Rossi Residencial further informs that it is their intention to the acquire shares of specific purpose corporations that are partners of Rossi Residencial in several real estate undertakings held by the controlling shareholders ("SPEs"). Such operation, if implemented, shall be held subject to the market terms and conditions, attested by independent auditor. According to negotiations held among the controlling shareholders, the purchasing price shall be paid with the use of part of the funds acquired by Rossi Residencial from the Tender Offer.

São Paulo, December 20, 2005

Rossi Residencial S.A. –
Marco Antonio Dini Pedroso
Investors Relations Director

ROSSI RESIDENCIAL S/A. Open Capital Company – Corporate Taxpayers' Registry (CNPJ) No 61.065.751/0001-80. Notice to Shareholders – Payment of Dividends. We inform the Shareholders that as of 6/28/2005, we shall start the distribution of dividends approved in the Shareholders' Meeting of 4/29/2005, complying with the following conditions: 1 – Dividends at the amount of R$ 0.01994 per common share related to the profit of fiscal year 2004, exempt of withholding tax, pursuant to article 10 of Law No. 9249/95. 2 – Instruction on the credit of dividends: 2.1 - The shareholders shall have their credit available according to the bank domicile provided to Banco Itaú S/A – Share Depositary Institution, as of the date of commencement of the distribution of such right. 2.2 - For shareholders whose address does not contain information on the number of the Individual/Corporate Taxpayers' Registry (CPF/CNPJ) or the indication of "Bank/ Branch/ Bank Account", dividends shall only be credited on the 3rd business day, as of the date their data has been updated in the electronic files of Banco Itaú S/A, which can be done through any branch within the network or through mail sent to the Unidade de Ações e Debêntures [Shares and Debentures Unit]– Av. Engenheiro Armando de Arruda Pereira, 707 – 9° Andar – CEP 04344-902 – São Paulo – SP. 2.3 - The shareholders who bear trust custody shall have their dividends credited pursuant to the criteria adopted by the Stock Exchange. 3 – For further information, please contact any Banco Itaú S/A branch, specialized in serving shareholders, at bank hours. THE EXECUTIVE BOARD.


ROSSI


THÁ
Desde 1895


ROSSI

Notice to the Market

Rossi Residencial announces Joint Venture with Grupo THÁ

São Paulo, June 29th, 2006 - Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Irmãos THÁ S/A Construções e Comércio, the largest builder/developer in the state of Paraná, announce an exclusive joint venture to operate in the markets of Paraná and Santa Catarina. The agreement assures Rossi, with ongoing operations in Curitiba, the right of first refusal in future projects to be developed by Irmãos THÁ, thus consolidating Rossi's position in the Southern region of Brazil.

The JV expects to initially launch R$200 million in potential overall sales volume for the next 12 months. During this period, six new developments should be launched, bringing together a diverse product mix throughout different income segments, in an attempt to match the market's potential demand.

Rossi should be responsible for the management and financing structure, while Irmãos THÁ takes on construction and sales. Development activities and marketing should be performed on a jointly basis.

The partnership also distinguishes itself through the singular characteristic of having united two companies with complementary competencies, bringing about synergies and economies of scale in the above-mentioned markets.

About Grupo THÁ:

Grupo THÁ, comprised of developer, builder and real estate sales house, carries 111 years in tradition, with its trajectory at times confounded with Curitiba´s own urban development history. Its track record indicates over 48.4 million square feet built, representing 1800 developments – residential, commercial, and industrial - delivered to date.

Within the residential segment, the company is responsible for landmarks of the region's economic cycle as well as the most desired high-end buildings in Curitiba. Among its commercial developments are the most modern buildings in town, such as the Curitiba Trade Center and Evolution, a complex including three towers – residential, commercial, and a five star hotel.


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Within the commercial/industrial segment, THÁ has executed emblematic buildings such as Mercado Municipal, hospitals, and squares, in addition to supermarkets, auto showcases, industries – Kraft Foods, Audi-Volkswagen plant -and shopping centers – Shopping Mueller (most traditional mall in Curitiba), Shopping Dom Pedro (Campinas).

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa's Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro and Porto Alegre, the company is present in 19 cities. The regions where Rossi operates indicate a high housing deficit, income per capita above national average, and a great potential for economic and demographic growth. Because it operates in different markets, Rossi has the possibility to flexibilize its product mix in order to adapt to changing market conditions. The company operates in all income segments, developing high-end projects and commercial properties under the America Properties brand.

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Tel: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Tel: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br

RECEIVED
2008 JAN -3 A 11:35

ROSSI RESIDENCIAL S/A
PUBLICLY-HELD COMPANY
CORPORATE TAXPAYER'S ID 61.065.751/0001-80

MATERIAL FACT

We announce that Rossi Residencial S/A's Board of Directors, at a meeting held today, pursuant to the Company's Bylaws and the provisions set forth in Instruction 10/80 issued by the Brazilian Securities and Exchange Commission (CVM) and amendments thereto, resolved to authorize the buy back of shares. Said acquisition will comply with the following conditions:

1) Limit: up to 2,231,214 (two million, two hundred thirty one thousand, two hundred and fourteen) registered common shares, corresponding to 5% of the total outstanding shares, which, on May 31, 2006, amounted to 44,624,282 common shares, to be maintained in treasury stock for later resale or cancellation, without decreasing the Capital Stock.
2) Acquisition Period: this authorization is valid for the maximum period of 365 days, or, until May 31, 2007.
3) Acquisition price: market price;
4) Intermediary institution: The operation will take place at the Stock Exchange and will be intermediated by Pactual Corretora de Títulos e Valores Mobiliários S/A, headquartered at Avenida Brigadeiro Faria Lima nº 3729 - 10º andar – parte – Itaim Bibi - São Paulo - SP.

São Paulo, June 1, 2006.

Sergio Pedroso Rossi Cuppoloni
Investor Relations Officer







Notice to the Market

Rossi Residencial announces Joint Venture with Melnick

São Paulo, May 29th, 2006 – Rossi Residencial (Bovespa: RSID3), one of the largest real estate developers in Brazil, and Melnick Construções e Incorporações, one of the largest developers in the AA class segment in Porto Alegre, announce an exclusive joint venture to operate in Porto Alegre. The agreement assures Rossi, with important operations in that market already, the right of first refusal in future high-end projects to be developed by Melnick, thus consolidating Rossi's position in Porto Alegre.

The first combined project, *Fascino*, has just been launched in the Bela Vista region. It is a sophisticated residential condominium with 2830 square foot apartments per floor, with overall sales volume potential of R$ 14 million.

Rossi should be responsible for the project's management, marketing and financing structure, while Melnick takes on the construction. As a result of this partnership, outstanding financing conditions are being brought about - 100 month payment schedule -, almost twofold normal market standards for high-end.

About Melnick

Founded in 1992, Melnick Construções e Incorporações is not only a market leader in the high-end segment in the state, but also a reference in the real estate market in Porto Alegre.

In the last two years, Melnick has been one of the most recognized companies in the local industry.

* **2001**: ISO 9001 Certification and 1st construction company in Porto Alegre to seal a Profit Sharing Program along with the Real Estate Workers´ Union.

* **2003**: Top Human Being Certificate and level A certification by the Brazilian Quality and Productivity Habitat Program, being awarded the Marketing TOP – ADVB-RS - for the 2nd time in a row.


ROSSI

The company has grown contracted sales volumes at a 25% rate per year. Has 204 units under construction, approximately 409.000 square feet.

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa's Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro and Porto Alegre, the company is present in 19 cities. The regions where Rossi operates indicate a high housing deficit, income per capita above national average, and a great potential for economic and demographic growth. Because it operates in different markets, Rossi has the possibility to flexibilize its product mix in order to adapt to changing market conditions. The company operates in all income segments, developing high-end projects and commercial properties under the America Properties brand.

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Tel: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Tel: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI


kallas


ROSSI

Notice to the Market

Rossi Residencial announces Joint Venture with Kallas

São Paulo, May 8th, 2006 – Two of the largest developers in Brazil, Rossi Residencial (Bovespa: RSID3) and Kallas Engenharia e Empreendimentos, both headquartered in the city of São Paulo, announce a partnership for the launching, in 2006, of a project with sales of R$120 million in São Paulo – region of Alto da Lapa. According to management of both companies, this is the first of a series of projects to be launched by the joint venture in the city of São Paulo.

The partnership is very significant, for besides Kallas having similar characteristics to those of Rossi – innovation, pioneership and rationalized costs -, it shall contribute to expand Rossi's market share in the city. From a real estate standpoint, Alto da Lapa is today a highly valued region, not only because of its consolidated transportation and services infrastructure, but also due to the easy access to it. Given that, it has the potential to attract public from all other regions of São Paulo.

About Kallas:

For the past 23 years, Kallas Engenharia e Empreendimentos has determination, efficient management and above all, its overall quality as its basic guidelines. This is the company's philosophy, having proved timely delivery of its projects and making use of the latest construction technology. Besides the ISO 9001 certification (year 2001), Kallas was granted two of the most important quality certificates, with the maximum certification levels, in the housing sector. Levels "A" in PBQP-h – Brazilian Program of Habitat Quality and Productivity – and in QAULIHAB – Sectorial Quality Program of the State of São Paulo. In 2003, according to the Data Folha ranking, Kallas was ranked as the 2nd developer in the city of São Paulo.

The company operates in all market segments, developing residential projects for medium, medium-high and high classes. Its track record indicates a total built area of 9.84 million square feet, corresponding to 20 thousand units delivered to date.


ROSSI

About Rossi Residencial

Rossi is one of the largest real estate developers in Brazil, listed under Bovespa´s Novo Mercado (RSID3). Through its regional offices, located in the cities of São Paulo, Campinas, Rio de Janeiro and Porto Alegre, the company is present in 19 cities. The regions where Rossi operates indicate a high housing deficit, income per capita above national average, and a great potential for economic and demographic growth. Because it operates in different markets, Rossi has the possibility to flexibilize its product mix in order to adapt itself to changing market conditions. The company operates in all income segments, developing high-end projects and commercial properties under the America Properties brand.

Additional Information:

Investor Relations Department

Sérgio Rossi Cuppoloni
Tel: +55 11 3759-7232
Fax: +55 11 3759-0959
e-mail: sergiorossi@rossiresidencial.com.br

Ciro Piovesana
Tel: +55 11 3759-8551
Fax: +55 11 3759-0959
e-mail: ciropiovesana@rossiresidencial.com.br


ROSSI

Rossi Residencial Announces its Preliminary Results for 1Q06 (unaudited)

NET REVENUES REACH R$ 85.2 million
TLV TOTALS R$ 94.3 million
CONTRACTED SALES INCREASED 63%

São Paulo, Brazil, April 26, 2006 – Rossi Residencial (BOVESPA: RSID3) announces the highlights of the quarter (preliminary and unaudited) and the upcoming events for the first quarter of 2006. The figures herein stated are in Reais, in compliance with the Corporate Law.

Net Revenues reached R$ 85.2 million in the first quarter of 2006, a 3% increase when compared to the same quarter of the previous year.

Total Launched Volume (TLV) totaled R$ 94.3 million in 1Q06, with the release of 453 unities, with 86.5% of Rossi in the projects.

Contracted sales grew by 63%, from R$ 80.6 million in 1Q05 to R$ 131.7 million in 1Q06.

EBITDA reached R$ 10.2 million, representing a 7% decrease over the same period of the previous year. EBITDA margin reached 12% in the first quarter of 2006, a 12 basis point. decrease over 1Q05.

Net Income went from positive R$ 6.8 million in 1Q05 to negative R$ 25.0 million in 1Q06, as a result of non-recurring expenses due to the listing and shares' issuance in the quarter. Excluding these expenses, net income would have reached R$22.6 million, a 230.9% growth over the same period of the previous year.

It is important to mention that the TLV in the first quarter represents only between 10% and 15% of the total year's volume, due to the long vacation and carnival season.

For further information, contact our Investor Relations Department:

Sérgio Pedroso Rossi Cuppoloni
Investor Relations Officer
Rossi Residencial S.A.
Phone: 55 11 3759-7232
Fax: 55 11 3759-0559
www.rossiresidencial.com.br


ROSSI

About Rossi Residencial S.A.

Rossi is one of the largest residential real state developers in Brazil. Throughout its regional offices, located in the Cities of São Paulo, Rio de Janeiro, Porto Alegre and Campinas, the company is present in 19 of the main Brazilian cities. In these cities, there are: high housing deficit, people with purchase power higher than the national average, in addition to economic and demographic growth. Rossi is in different segments of the real state market since 1980, being flexible to follow the fluctuations and to adjust its products portfolio. The company is focused on residential real state to the Middle Class, and Low-Middle Class, which present a high growth potential. Rossi has adhered to Bovespa's Novo Mercado (the highest corporate governance level) and is traded under the ticker RSID3.

1Q06 EARNINGS RELEASE CALENDAR

Earnings Release
May 11, 2006 – after trading hours

Conference Call (Portuguese):
May 12 at 9:00 a.m. US EST (10h00 Brasília)
Call in number: 55(11) 2101-1490
Code: Rossi Residencial

Conference Call (English):
May 12 at 11:00 a.m. US EST (12h00 Brasília)
Call in number: 1 (877) 691-0875
Code: 7321004

This release contains forward-looking statements, which refers to business perspectives, operating and financial results perspectives and to Rossi Residencial S.A. growth perspective. These are only projections and are based on the management expectations, concerning the future of the business and the continuous access to capital in order to finance the Company's business plan. Such statements depend on market changes, governmental rules, and on the competitors performance and on the Brazilian Economy among other factors, in addition to risks presented in the release documents filed by Rossi Residencial S.A., therefore it can be changed without prior notice.

ROSSI RESIDENCIAL S.A.
CNPJ/MF nº 61.065.751/0001-80 - NIRE 35.300.108.078
Avenida Major Sylvio de Magalhães Padilha nº 5200,
Edifício Miami, bloco C, conjunto 31
05677-000, São Paulo, SP

MATERIAL FACT

In compliance with the provision of the *Comissão de Valores Mobiliários* ("CVM") [Brazilian Securities and Exchange Commission] Instruction no. 358 as of January 3, 2002, Rossi Residencial S.A. hereby informs their shareholders and the market in general that according to the provisions of CVM Instruction no. 384, as of March 17, 2003, it contracted PACTUAL CORRETORA DE TÍTULOS E VALORES MOBILIÁRIOS S.A., a joint-stock company with seat in the State of São Paulo, City of São Paulo, at Av. Brigadeiro Faria Lima 3729, 6º andar, parte – Itaim Bibi, enrolled with the CNPJ/MF [Corporate Taxpayer Registry] under no. 43.815.158/0001-22, to act as market maker for their common shares ("RSID3") at BOVESPA ("Market Maker"), for the period of one year, automatically extendable for equivalent periods with the purpose of forward the liquidy of the shares are hand. The Company further informs that 32,668,440 common shares are outstanding in the market and that it has not enforced any agreement regulating exercise of the right to vote or the purchase and sale of their securities with the market maker.

São Paulo, January 9, 2006.

Rossi Residencial S.A.
Marco Antonio Dini Pedroso
Investors Relations Director

ROSSI RESIDENCIAL S.A.
CNPJ/MF nº 61.065.751/0001-80 - NIRE 31300011445
Avenida Major Sylvio de Magalhães Padilha nº 5200,
Edifício Miami, bloco C, conjunto 31
05677-000, São Paulo, SP

MATERIAL FACT

Rossi Residencial S.A. ("Rossi Residencial"), in compliance with the provision of the *Comissão de Valores Mobiliários* ("CVM") [Brazilian Securities and Exchange Commission] Instruction no. 358/02, hereby informs their shareholders and the market in general the following:

On this date, it was requested the registration with the CVM [the Brazilian Securities and Exchange Commission] of a public offering for primary and secondary distribution of shares ("Tender Offer"), by means of which Rossi Residencial and Roplano S.A. shall offer common shares of Rossi Residencial representing, altogether, at least 25% of the voting capital and, according the rules of Novo Mercado of São Paulo Stock Exchange – BOVESPA, a segment in which o Rossi Residencial's shares shall be registered for negotiation.

The Offer will be held in non-organized over-the-counter market, in Brazil, under the CVM Instruction no. 400/03 and, further, with efforts for placement in foreign markets, with grounds on the exemption of registration set forth by the U.S. Securities Act of 1933, as amended.

The accomplishment of the Offer shall be subject to favorable domestic and international capital market conditions. Should the current conditions be kept, a call notice to the market shall be timely published in compliance with provisions of article 53 of CVM Instruction no. 400/03, providing information on: (i) other characteristics of the Tender Offer; (ii) location to obtain preliminary prospect; (iii) estimated date and place to release the Public Offer; and (iv) the conditions, the procedure, the reservation period and the period for collection of investment intentions.

Rossi Residencial further informs that it is their intention to the acquire shares of specific purpose corporations that are partners of Rossi Residencial in several real estate undertakings held by the controlling shareholders ("SPEs"). Such operation, if implemented, shall be held subject to the market terms and conditions, attested by independent auditor. According to negotiations held among the controlling shareholders, the purchasing price shall be paid with the use of part of the funds acquired by Rossi Residencial from the Tender Offer.

São Paulo, December 20, 2005

Rossi Residencial S.A. –
Marco Antonio Dini Pedroso
Investors Relations Director

3rd Quarter 2007

Conference Call Presentation




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Agenda



Heitor Cantergiani CEO	✓Main Highlights ✓Overall Outlook ✓Strategy
Leonardo Diniz Commercial Director	✓Launches ✓Sales ✓Geographical Expansion
Gerson Cohen Controller	✓3Q07 Performance ✓Backlog ✓Indebtedness
Maria Claudia Biolchini IR Manager	✓Share Performance ✓Guidance 2007-2009 ✓Coverage RSID3


Overall Outlook
Heitor Cantergiani

3Q07 – Main Highlights



- New Launch Guidance for 2008 and 2009
  - * 2008: R$ 2.35 billion – R$ 2.65 billion
  - * 2009: R$ 2.80 billion – R$ 3.20 billion
- 9M07 launches allow us to confirm PSV target for 2007
  - * Rossi's Share = R$ 1.3 billion
- Gross Margin and EBITDA Margin in line with our guidance for the year
  - * Gross Margin 34.9%
  - * EBITDA Margin 19.2%
- 9M07 Adjusted Net Income totaled R$ 108 million
  - * Adjusted Net Margin of 21.6%
- Sales turnover speed (adjusted STS) of 60%
- Geographical Expansion: 5 new markets
  - * Total of 43 cities, 13 states and 56 partners
- Rossi Vendas operating in São Paulo, Porto Alegre and Rio de Janeiro
  - * Rossi Vendas SP was responsible for R$ 31 million of the total contracted sales
- Economic Segment
  - * 37,000 units in the pipeline
- Lots-development team represents 12% (R$ 1.6 billion) of our land bank.


PSV, Sales, Geographic Expansion
Leonardo Diniz

Launches (PSV) 3Q07

7 projects launched in the quarter: São Paulo (1), Sorocaba (1), São Caetano (1), Curitiba (1), Porto Alegre (2), Rio de Janeiro (1)



R$ million
Rossi
Partners
+44%
+107%
434.4
314.5
119.9
626.8
483.7
143.1
762.2
606.2
156.0
1,579.4
1,294.8
284.6
3Q06
3Q07
9M06
9M07
PSV – Price Breakdown (in R$)
13%
8%
16%
63%
PSV – Price Breakdown (in units)
29%
44%
12%
15%
Commercial
> 500M
350M < x > 500M
120M < x > 200M
0 < x > 120M


Contracted Sales 3Q07
R$ million
Rossi
Partners
+110%
+144%
1,043.8
814.9
228.9
428.3
377.7
50.6
350.8
281.1
69.7
166.7
150.7
16.0
3Q06
3Q07
9M06
9M07
Price Breakdown in R$
14%
6%
22%
7%
5%
46%
Commercial
> 500M
350M < x > 500M
120M < x > 200M
0 < x > 120M
73%
Price Breakdown in units
4%
8%
4%
29%
10%
45%

Sizable Land bank

- **Land bank distributed throughout 37 cities, showing less dependence on any specific market**
  - ✓11.9 million m² in buildable area
  - ✓Future launches (in units) – 68,083
  - ✓4 to 5 years in the bag for future launches
- **Potential PSV (100%): R$ 13.6 billion**
  - ✓Rossi's Share: R$9.6 billion
  - ✓PSV originated (Rossi's Share) 3Q07: R$ 1.0 billion

Acquisition Method

Swap by Units 42%

Financial Swap 20%

Cash 38%

Land bank *PSV in R$ MM*

3Q07	Total	Rossi
Total	**13,557**	**9,557**
BREAKDOWN		
End of 2Q07	12,142	9,053
PSV launched in 2Q07	(627)	(484)
Originated 3Q07	**2,042**	**988**
End of 3Q07	**13,557**	**9,557**



Rossi
Partners
+195%
4,591
3,463
1,128
8,673
6,407
2,266
8,756
6,275
2,481
12,142
9,052
3,090
13,557
9,557
4,000
3Q06
4Q06
1Q07
2Q07
3Q07

ROSSI



Land bank...Potential PSV

Focus on low to middle income segment – 75.9% of the residential units priced up to R$ 350K

Land bank 3Q07 - PSV by Regional Office and Segments

R$ thousand

Segment *R$*	SP	Campinas	P. Alegre	RJ	BH	North East	Total PSV	
< 120 K	321,077	500,405	1,209,078	265,150	302,978	139,533	2,738,221	20.20%
120.1 – 200K	159.982	93,565	348,302	492,411	-	936,703	2,030,963	14.98%
200.1 – 350K	423,646	932,908	1,135,699	1,180,598	-	468,178	4,141,029	30.54%
350.1 – 500K	851.552	83,436	194,564	409,765	-	-	1,539,317	11.35%
> 500K	843.998	-	56,250	322,680	-	67,717	1,290,645	9.52%
Commercial	-	85,598	-	-	-	85,448	171,046	1.26%
Lots	724,000	922,340	-	-	-	-	1,646,340	12.14%
Total PSV	**3,324,255**	**2,618,252**	**2,943,893**	**2,671,202**	**302,978**	**1,697,579**	**13,557,561**	
	24.52%	**19.31%**	**21.71%**	**19.70%**	**2.23%**	**12.52%**		


ROSSI

Land bank - Breakdown



Rossi should continue focusing on low to middle income segments... Low income DNA.

Land bank – Regional Breakdown

BH
NE
CPS
POA
SP
RJ

20%
2%
13%
19%
25%
22%

São Paulo (city) & Metro Region accounts for 25% of the total

Land bank – Price and product Breakdown




Lots
Commercial
> 500M
350M < x > 500M
120M < x > 200M
0 < x > 120M
1%
12%
20%
10%
11%
15%
31%

Land bank (Sep *-30-2007)* = R$ 13.6 billion



Geographical Presence

Long Term Sustainable Competitive Advantages: Building up Local know-how

Regional Offices (7)

(1) 1980 – São Paulo
(2) 1996 – Campinas
(3) 1999 – Porto Alegre
(4) 2001 – Rio de Janeiro
(5) 2006 – Belo Horizonte
(6) 2007 – Salvador
(7) 2007 – West of São Paulo

Geographical Presence

✓43 cities in 13 Brazilian states
✓5 new states being prospected
✓56 partnerships

RR
AP
AM
PA
MA
CE
RN
PB
PI
PE
AL
SE
AC
RO
TO
MA
BA
GO
MG
MS
SP
ES
RJ
PR
SC
RS





Operating Performance

Gerson Cohen



3Q07 – Financial Highlights I

Net Revenue (*R$ mm*)

+ 59%
110.4
175.5
3Q06
3Q07

Gross Income (*R$ mm*)

+ 61%
34.1%
37.7
34.5%
60.6
3Q06
3Q07
Gross Income
Gross Margin

EBITDA (*R$ mm*)

+ 83%
15.6%
17.2
18.0%
31.6
3Q06
3Q07
EBITDA
EBITDA Margin

Adjusted Net Income (*R$ mm*)

+ 28%
22.5%
24.9
31.8
18.1%
3Q06
3Q07
Adjusted Net Income
Adjusted Net Margin

9M07 – Financial Highlights I

Net Revenue (*R$ mm*)
+ 75%
286.0
501.4
9M06
9M07

Gross Income (*R$ mm*)
+ 108%
29.3%
83.9
34.9%
174.8
9M06
9M07
Gross Income
Gross Margin

EBITDA (*R$ mm*)
+ 242%
9.9%
28.2
19.2%
96.4
9M06
9M07
EBITDA
EBITDA Margin

Adjusted Net Income (*R$ mm*)
+ 28%
22.5%
64.3
108.1
21.6%
9M06
9M07
Adjusted Net Income
Adjusted Net Margin

3Q07 – Financial Highlights II

Unearned Result (*R$ mm*)


+ 20%
255.2
34.4%
307.2
36.0%
2Q07
3Q07
Unearned Result
Backlog Gross Margin

Cash Position: R$ 394.0 million


0.3%
3.5%
96.2%
Cash and banks
Long Term Investments

Total Debt: R$ 481.0 million


9%
27%
64%
Short Term Construction Financing
Debentures

Net Debt: R$ 86.9 million



Additional Funding

Issue and Placement of the 1st trenche of Debentures – R$ 300MM – from a Total of R$ 600MM


Guidance
Maria Claudia Biolchini

Guidance 2007-2008



Scale in revenues to bring bottom line benefits is generating operating gains.

Rossi's Share *in R$ MM*	2007E	9M07	2008	2008E *(revised)*	2009E
Net Revenue	600 - 700	501	850 - 950	tba	tba
Launches (PSV)	1,600 – 1,800	1,295	1,920 – 2,160	2,350 – 2,650	2,800 – 3,200
Contracted Sales	1,250 – 1,400	815	1,150 – 1,265	tba	tba
Gross Margin %	34 - 36	34.9%	34 - 36	34 - 36	34 - 36
EBITDA Margin %	18 - 20	19.2%	20 - 22	20 - 22	tba

Share Performance *RSID3*




RSID3 x Ibovespa
250
225
200
175
150
125
100
75
50
7/apr/06
1/jun/06
24/jul/06
13/sep/06
6/nov/06
2/jan/07
28/feb/07
20/apr/07
13/jun/07
6/aug/07
26/sep/07
12/nov/07
RSID3
IBOVESPA

2006: USD 6.0 MM (525M shares)
2007: USD 12.0 MM (506M shares)

Since the Offering (Feb-2006): + *117%*
in 2007: + *99%*

Coverage – RSID3



Rossi is currently covered by 10 institutions.... 4 more to initiate in the near future

Cobertura Atual			
Institution	**Analysts**	**Contacts**	**On the way**
UBS Pactual	Guilherme Vilazante Gordon Lee	guilherme.vilazante@ubs.com gordon.lee@ubs.com	Citibank
Credit Suisse	Marcelo Telles Vanesssa Quiroga	marcelo.telles@credit-suisse.com vanessa.quiroga@credit-suisse.com	Itaú
Bradesco	Carlos Firetti Marcos Suzaki	5900.cfiretti@bradesco.com.br 5900.marcos@bradesco.com.br	Fator Corretora
JP Morgan	Adrian Huerta Somesh Agarwal	adrian.huerta@jpmorgan.com somesh.agarwal@jpmorgan.com	Goldman Sachs
Bulltick	Rafael Pinho	rpinho@bulltick.com	
Santander	Marcelo Milman Gonzalo Fernandez	mmilman@santander.com.br gofernandez@santander.com.mx	
BB Investimentos	Antonio Emilio Ruiz	antonioemilio@bb.com.br	
Unibanco	Carlos Macedo	carlos.macedo@unibanco.com.br	
Merrill Lynch	Carlos Peyrelongue Alexandre Miguel	carlos_peyrelongue@ml.com Alexandre_Miguel@ml.com	
Deutsche Bank	Dan McGoey Michelle Dorea	dan.mcgoey@db.com michelle.dorea@db.com	


ROSSI

Investor Relations Team





Sérgio Rossi
Investor Relations Officer

sergiorossi@rossiresidencial.com.br
+ 55 11 3759-7232

Maria Claudia Biolchini
Investor Relations Manager

mariabiolchini@rossiresidencial.com.br
+ 55 11 3759-7516

www.rossiresidencial.com.br



Notice

This material is a presentation of general background information about Rossi Residencial S.A. ("Rossi") as of the date of this presentation. Information contained herein has been summarized and does not purport to be complete. This presentation shall not be considered an advice of investment by potential investors. This presentation is strictly confidential and may not be disclosed to any third person. There are no representations or warranties, express or implied, regarding the accuracy, fairness, or completeness of the information presented herein, which shall not support any decision of investment.

This presentation contains statements and information that are forward-looking pursuant section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934. Such forward-looking statements and information are only predictions and cannot assure Rossi´s future performance. Investors have been cautioned that any such forward-looking statements and information are subject to many risks and uncertainties relating to the operations and business of Rossi and its subsidiaries. As a result of such risks and uncertainties, the actual results of Rossi and its subsidiaries may be materially different from any future result expressed or implied in the forward-looking statement or information contained herein.

Although Rossi believes that the expectations and assumptions reflected in the forward-looking statements and information are reasonable and have been based on data currently available to its officers and directores, Rossi cannot guarantee future results or events. Rossi does not assume the commitment of update any of the forward-looking statement of information.

Securities may not be offered or sold in the United States unlesss they are registered or exempt from registration under the Securities Act of 1933, as amended. Any offering of securities to be made in the United States will be made by means of an offering memorandum that may be obtained from the underwriters. Such offering memorandum will contain, or incorporate by reference, detailed information about Rossi and its subsidiaries, their business and financial results, as well as its financial statements.

This material is for distribution only to person who (i) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49 (2) (a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii)a are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This material is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this material relates is available only to relevant persons and will be engaged in only with relevant persons.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

Santander - 7th Latam Cement & Construction Conference

May 5th, 2007 - New York


ROSSI

Disclaimer



This material is a presentation of general background information about Rossi Residencial S.A. ("Rossi") as of the date of this presentation. Information contained herein has been summarized and does not purport to be complete. This presentation shall not be considered an advice of investment by potential investors. This presentation is strictly confidential and may not be disclosed to any third person. There are no representations or warranties, express or implied, regarding the accuracy, fairness, or completeness of the information presented herein, which shall not support any decision of investment.

This presentation contains statements and information that are forward-looking pursuant section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934. Such forward-looking statements and information are only predictions and cannot assure Rossi´s future performance. Investors have been cautioned that any such forward-looking statements and information are subject to many risks and uncertainties relating to the operations and business of Rossi and its subsidiaries. As a result of such risks and uncertainties, the actual results of Rossi and its subsidiaries may be materially different from any future result expressed or implied in the forward-looking statement or information contained herein.

Although Rossi believes that the expectations and assumptions reflected in the forward-looking statements and information are reasonable and have been based on data currently available to its officers and directores, Rossi cannot guarantee future results or events. Rossi does not assume the commitment of update any of the forward-looking statement of information.

Securities may not be offered or sold in the United States unlesss they are registered or exempt from registration under the Securities Act of 1933, as amended. Any offering of securities to be made in the United States will be made by means of an offering memorandum that may be obtained from the underwriters. Such offering memorandum will contain, or incorporate by reference, detailed information about Rossi and its subsidiaries, their business and financial results, as well as its financial statements.

This material is for distribution only to person who (i) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49 (2) (a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii)a are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This material is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this material relates is available only to relevant persons and will be engaged in only with relevant persons.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

Presentation Agenda



Industry Overview
- ✓Macroeconomic Outlook
- ✓Mortgage Financing
- ✓Competitive Environment

Company Overview
- ✓Historical Background
- ✓Business Model
- ✓Track Record

Competitive Advantages
- ✓Geographical Diversification
- ✓Regional Offices
- ✓High Quality Land Bank
- ✓Partnerships
- ✓SAP Technology Platform
- ✓Sales Team

Guidance
- ✓2007-2008
- ✓Coverage – RSID3





Section 1

Industry Overview



Macroeconomic Outlook



Brazilian economy living very positive fundamentals...investment grade soon to come

Positive Economic Trend

- Largest economy in Latin America
- Economic, political and social stability with growing concern in relation to fiscal policy
- Extremely strong economic fundamentals
  - ✓Inflation under control
  - ✓Unemployment rates falling
  - ✓Country risk at lowest historic levels
  - ✓Low external debt
  - ✓Challenge: Growth

Economic Growth and falling int rates



23,50%
0,5%
4,9%
16,40%
19,00%
2,3%
3,3%
12,75%
3,6%
12,00%
3,7%
11,00%
3,8%
10,50%
3,8%
10,00%
2003
2004
2005
2006
2007E
2008E
2009E
2010E
Nominal Interest Rate
GDP Growth



ROSSI

Regional Housing Shortage



BRAZIL	
Housing Shortage *in units*	7.902.699
% total homes	14,90%

North	
Housing Shortage *in units*	850.335
% total homes	22,90%

Mid West	
Housing Shortage *in units*	536.561
% total homes	14,00%

South	
Housing Shortage *in units*	873.708
% total homes	10,40%

Northeast	
Housing Shortage *in units*	2.743.147
% total homes	20,60%

Southeast	
Housing Shortage *in units*	2.898.928
% total homes	12,20%


ROSSI

Potential Demand in Brazil



Very dependent on interest rate levels and mortgage term maturities



10%
39%
51%

> R$ 4.801
4.7 million families

R$ 1.201 < x > R$ 4.800
19.0 million families

< R$ 1.200
24.9 million families

2005 Outlook



Avg unit value R$mm	= 110
Real Mortgage Rate	= 13%
# years	= 10
PMT value	= 1,7
% Household Income	= 35%
Household Income	= 4.8

Potential Demand:
+ 7 million families
+ 148% increase



24%
25%
51%

> R$ 2.601
11.7 million families

R$ 1.201 < x > R$ 2.600
12.0 million families



< R$ 1.200
24.9 million families

2007 Expected

Avg unit value R$mm	= 110
Real Mortgage Rate	= 8%
# years	= 20
PMT value	= 0.9
% Household Income	= 35%
Household Income	= 2.6

ROSSI

Mortgage Financing...past years



Almost inexistent in the past...huge growth perspecitve for years to come



Mortgage Financing through SFH Resources (*in units*)*
200
180
160
140
120
100
80
60
40
20
0
132
182
68
75
41
65
55
61
47
38
36
39
35
37
36
29
37
54
61
114
87
88
89
90
91
92
93
94
95
96
97
98
99
00
01
02
03
04
05
06

* *Source* : Associação Brasileira das Entidades de Crédito Imobiliário e Poupança (Abecip)

- For the first time since 1988, mortgage financing (SFH) exceeded 100*K* units
- Mortgage financing expected to reach R$ 20 billion in 2007
- Highest mortgage financing resources since the 70´s >> home ownership opporunity for over 1mm


ROSSI

Mortgage Financing as % of GDP

Brazil is a few steps behind...positive environment drives growth perspective ahead



90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
84%
82%
51%
42%
39%
34%
33%
32%
30%
17%
14%
12%
11%
10%
9%
7%
5%
4%
3%
2%
2%
2%
2%
1%
0%
UK
Australia
Germany
Taiwan
Hong Kong
South Africa
Japan
Singapore
Malysia
Thailand
Chile
Hungary
Czech Republic
China
Mexico
Poland
Bulgaria
Kazakhstan
Colombia
Peru
Indonesia
Brazil
Argentina
Russia
Philippines

Source: Central Bank, UBS Research



Credit Supply Shock

Mortgage loan origination grew by 60% in 2005 and by 95% in 2005. Reasons behind increase:

✓Credit supply expansion from changes in Central Bank requirements

✓Better macro outlook and monetary flexibility

✓Mortgage appetite from banks >> natural vehicle for client retention & cross-selling



Mortgage Origination
Origination (R$bn)
YoY chg
12
10
8
6
4
2
-
110%
80%
50%
20%
-10%
-40%
-70%
-100%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006
1.7 1.9 1.5 1.7 2.1 1.7 1.9 1.9 1.8 2.2 3.0 4.8 9.3
8% -22% 18% 24% -22% 16% -3% -6% 25% 35% 60% 94%
Construction Loans (R$bn)
Acquisition Loans (R$bn)
YoY chg (%)

Source: Central Bank, ABECIP



Mortgage Availability Today



- **Maximum Property Value**: In general, limited to R$ 350K when funded by SFH; no limit when financed by other source of funds
- **% Financing**: Could go up to 80% (SFH), thus varying from bank to bank
- **Financing Terms**: In general, up to 240 months (20 years) in all banks
- **Interest Rates**: Vary from 6% to 16% p.a. – a lot of research has to be taken out before committing to a mortgage plan

	Max Property Value	% Financing	Financing Term	Interest Rates p.a.
UNIBANCO	< = R$350K	< = 80%	240m (SFH)	TR + 8%
CAIXA	< = R$350K	< = 80%	70<x>240	TR + 6-13%
Nossa Caixa	No limit	70%<x>100%	240m (SFH)	TR + 6-14%
HSBC	< = R$250K	< = 80%	120<x>240	TR + 8-13%
Santander	< = R$350K	80%	240m (SFH)	TR + 7,95-14%
Itaú	< = R$350K	< = 80%	240m (SFH)	TR + 8-12,5%
Bradesco	< = R$350K	< = 80%	144<x>240	TR + 8-16%
BANCO REAL	No limit	80%<x>100%	240m (SFH)	TR + 9-13%

Source: Central Bank, ABECIP

Competitive Environment



15 listed players...capitalized companies building up landbank and increasing launchings

Today's Dynamics



Capital Markets

- Total new capital raised (equity) exceeds R$ 12 billion
- Companies extremely capitalized
- Global liquidity - excess capital flowing into BRICs
- Brazilian Real Estate within investor market loop
- Window of opportunity should take more players public



Land Acquisitions

- Prime areas are fully acquired in cash
- Landowners have the full upside of a bullish market...sell at premium
- Swaps – very hard in urban centers like São Paulo & Rio de Janeiro
- Land inflation – some regions have lived a 30% spike in prices
- Crowding out – natural process to ensure swaps and land availability



Partnerships across markets

- Northeast Brazil living huge expansion...big names are moving there
- Growth through regional partnerships w/ local players is the game
- Consolidation already happening – top brand names locking in locals
- Less room for small to mid-sized players – capital is barrier for growth



Huge Launching Growth

- Increasing demand - > **mortgage market & interest rate decrease**
- Could potentially drive some market oversupplies...timing not precise
- Sales speed downturn to drive launching rethinking...Rossi is hedged
- Regional Expansion should fuel expected overall delivery


Section 2
Company Overview

Historical Background



Rossi Residencial is today the main asset held by the Rossi Group



- **1980** – Foundation of Rossi Residencial with focus on middle-upper income segments in SP
- **1992** – Launching of Plano 100 with a focus on low-income developments across the country
- **1993** – Opening up of regional offices in Campinas and Porto Alegre
- **1997** – IPO of ON shares in Bovespa
- **1999** – Launching of a new residential housing concept: Villa Flora
- **2002** – Acquisition of America Properties – presence in commercial, upper, and upper-middel income residential
- **2003** – Adhered to Bovespa´s "Nivel I" of Corporate Governance
- **2006** – Equity Offering (R$1billion) – Novo Mercado


ROSSI

Ownership Structure





Pre-Equity Offering *Feb 2006*



8,53%
Free Float
Controlling Shareholders
91,47%

48,351,814 shares

Post-Equity Offering [(1)]



Treasury
0,90%
43,41%
Controlling Shareholders
Free Float
55,69%

78,851,814 shares

Current free float stands at 55,69%

(1) Includes 15% Greenshoe Exercise



ROSSI

Main Activities



Net Revenues - 2006
R$ 411 million

95%

5%

Residential Development [1]

- Focus on project development (vertical and horizontal) for all income segments, with a greater approach towards lower middle / middle upper housing throughout 27 cities (9 states) in Brazil
- 43 launches in 2006, totaling R$ 1,150 milion in potential sales volume (R$ R$ 883 milion = Rossi´s share)
- Contracted Sales of R$ 730 million in 2006 (R$ 584 million = Rossi´s share)
- Land Bank with 4.1 million m^2 to be launched, representing a potential sales volume of R$ 6.4 billion (Rossi´s share)

Commercial Development

- Projects taken out by opportunity in diverse markets
- Expertise in both vertical (triple A building in POA) and horizontal (Praça Capital (CPS)
- Average Contracted Sales: 3-5% of overall sales volume

Business Model: *WC* Efficiency



Land Acquisiton

- Swap Agreements (70%)
  - ✓ reduction in opportunity costs
  - ✓ boosting of project IRR
  - ✓ falling cash outlays

Construction

- Construction partly financed by customers
  - ✓17% of unit price cashed in before start of construction
  - ✓44% of unit price cashed in at time of key delivery
- Close to 80% of units sold before start of construction
- Construction financing (SFH [1] funds @ TR + 11% p.a.)
- Construction costs locked in: monthly PMTs adjusted by construction inflation (INCC) [2]

Post-Key Securitization

- Repayment of construction financing through securitization of receivables originated by the project
  - ✓True sale with cash in at par
  - ✓Free cash flow plowed back into a new project

(1) Brazilian mortgage financing system backed by savings deposits: TR @ 2.0% p.a. in 2006
(2) *Índice Nacional de Construção Civil:* Construction Inflation Index



Typical Project Workflow



Securitization (banks / securitization companies) is our receivable exit strategy

1	6	12	24	42••••••••45 — 162
	Land Acquisition	Project Launching	Beginning of Construction	Key Delivery / Securitization
⇨ Prospecting for Land Areas ⇨ Market Surveys Business Analysis	⇨ Product Development ⇨ Legal Approvals ⇨ Registrations ⇨ Marketing Campaign ⇨ Sales Strategy ⇨ City Govt Project ⇨ Financing Approval	Sales ⇨ Credit Score ⇨ Portfolio Management ⇨ Executive Projects ⇨ Contracting of Financing	⇨ Construction ⇨ Portfolio Management ⇨ Sales ⇨ Arrangements for customer financing	⇨ Assignment for Bank Financing(up to 20 years) ⇨ Securitization Up to 20 years


ROSSI

Typical Cash Inflows vs. Revenues



Average cash in up to key delivery adds up to 44% of unit´s sales price

	Launch	Go Ahead		Construction		Key Delivery	Securitization
	0M	6M	12M	18M	24M	30M	36M
Accumulated Pre Sales (a)	0%	60%	80%	85%	90%	95%	100%
% Budgeted Costs (b)	0%	20%	29%	56%	86%	100%	100%
Revenues Recognized(a x b)	0	12%	23%	48%	78%	95%	100%
% PMTs Received	-	8%	17%	24%	33%	44%	100%

Assumptions

(1) Potential Sales Volume: R$ 100million(nominal)
(2) Land Swap: R$ 15million
(3) Doesnot include any financial revenues (INCC) during construction


Typical Project Cash Flows
With Construction Financing
Without Construction Financing
2.200.000
1.950.000
1.700.000
1.450.000
1.200.000
950.000
700.000
450.000
200.000
(50.000)
(300.000)
(550.000)
(800.000)
(1.050.000)
(1.300.000)
(1.550.000)
(1.800.000)
(2.050.000)
(2.300.000)
(2.550.000)
(2.800.000)
Intensive use of
Capital to expand
Growth
• 30% of the Construction completed
• 80% of Units Sold
Cost of construction = 45% os sales
Construction Financing = 70% of CC
Effective Financing = 31.5% of sales
Months
Purchase of Land
Commercial Launch
Start of Construction
Completion of Consrtuction
Delivery of the keys
Securitization
-5 -4 -3 -2 -1 1 2 3 4 5 6 7 8 9 11 12 13 14 15 17 18 19 20 21 22 23 26 27 29 30 31 32 33 34 35 36
Investment financed with
Working Capital
ROSSI

Solid Track Record *



One of the most impressive track records in the Brazilian Real Estate industry

Overall Launched Volumes	
Projects	281
Towers	548
Vertical Condos	205
Horizontal Condos	74
Mixed Use Condos	2
Units	33.942
Total area m^2	3.618.343

Developments Under Construction	
Construction Sites	51
Number of Projects	73
Number of Units	7.885
Total area m2	1.187.925

Delivered	
Number of Units	26.057
Total area m^2	2.430.418

...Rossi expects to launch between 5.400 to 6.000 new units in 2007

* As of Dec-31-2006


ROSSI

Investment Cases



Recent investment cases with high sales turnover within short periods of time

HIGH-END



Eternity – Mar 2005	
Location	São Paulo - SP
Sales	24 units – R$ 50 MM
Usable Area	355 m^2

CASE

- ✓ Fully sold 1 year after launch

MEDIUM-HIGH



Victoria Bay – Jan 2007	
Location	Vitória - ES
Sales	269 units – R$ 89 MM
Usable Area	72-97 m^2

CASE

- ✓ 269 units sold in 3 days
- ✓ 2nd successful project in town

MEDIUM



Residencial Club Tuiuti – Oct 2004	
Location	São Paulo - SP
Sales	624 units – R$ 138 MM
Usable Area	92-122 m^2

CASE

- ✓ 616 units sold in 90 days
- ✓ Condo Club Benchmark

ECONOMIC



Avalon – Phase 1 – Mar 2007	
Location	Campinas - SP
Sales	118 units – R$ 14 MM
Usable Area	59-84 m^2

CASE

- ✓ fully sold in one weekend
- ✓ project will be replicated


Section 3
Competitive Advantages

Geographical Diversification



Geographical Diversification is a key element that brings up Rossi´s key market differentials

Geographical Diversification Rationale



Local Partnerships	▪ Natural fuel to provide increasing growth perspectives ▪ Immediate access to highly qualified landbank ▪ Access to high quality local construction services ▪ Highly Diversified Landbank: 4-5 years of future launches in the bag ▪ Paving our way through a smoother project approval process
Regional Offices	▪ Real Estate is a ***"LOCAL"*** business – be close to your markets ▪ Understanding the local demand - key driver for successful projects ▪ Local market surveys and research – optimize product conception ▪ Rossi is creating a national brand, but with a very local approach ▪ We think real estate 24/7 at a local level
Diversification	▪ Coverage of all income segments with Rossi´s leading brandname ▪ Geographic coverage: 30 cities within 11 states ▪ Competitive Advantages in low-income segments: 27,000 units launched to date (priced up to R$ 100K) ▪ Portfolio mix with over 100 different products
Branding	▪ Brand exposure through our local presence and product expertise ▪ Backbone of any successful strategy going forward ▪ Rossi is able to market its label by addressing local client demands ▪ Marketing and sales strategies at a local level deliver high sales turnover


ROSSI

Geographical Presence

Long Term Sustainable Competitive Advantage: Building up Local Know-How

Regional Offices (6)

(1) 1980 – São Paulo
(2) 1996 – Campinas
(3) 1999 – Porto Alegre
(4) 2001 – Rio de Janeiro
(5) 2006 – Belo Horizonte
(6) 2007 – Salvador

1
2
3
4
5
6

Geographical Presence

Operations in 30 cities within 11 states in Brazil

CE
RN
PE
BA
MG
ES
RJ
SP
PR
SC
RS

Sizable Land Bank

- **Land Bank distributed throughout 30 cities, showing less dependence on any specific market**
  - ✓8.4 million m^2 in buildable area
  - ✓future launches (in units) – 46.378
  - ✓4 to 5 years in the bag for future launches
- **Potential Sales Volume (100%): R$ 8.75 billion**
  - ✓Rossi´s share: R$6.3 billion

Land Bank* *PSV in R$ mm*

1Q07	Consolidated	Rossi´s share
Acquired	6.358.000.000	4.382.000.000
Optioned	2.398.000.000	1.893.000.000
Total	**8.756.000.000**	**6.275.000.000**
Balance	**Consolidated**	**Rossi´s share**
LB Dec-31-2006	8.673.000.000	6.407.000.000
Launches 1Q07	-460.000.000	-410.000.000
Origination 1Q07	543.000.000	278.000.000
LB Final 1Q07	**8.756.000.000**	**6.275.000.000**

* ex joint ventures´ PSV of R$ 2 35billion

Acquisition Method



17%
Financial Swap
Cash
31%
Swap by Units
52%



qoq Growth: + 324 %
1.826
1.331
495
2.066
1.472
594
3.567
2.628
939
4.591
3.463
1.128
8.673
6.407
2.266
8.756
6.275
2.481
Dec 05
1Q06
2Q06
3Q06
4Q06
1Q07



ROSSI

Land Bank...Overall Launchings



Focus on low to middle income segments – 70% of our business targets ceiling price of R$ 350K

Land Bank (2006) - *PSV Breakdown : by price range and by region*

Price Range *R$*	SP	CPS	RJ	POA	BH	NE	Total PSV	
up to 200K	347.239	919.927	481.200	1.038.200	262.031	379.647	3.428.244	39,15%
200,1 - 350K	792.863	991.571	553.886	72.369	213.100	106.704	2.730.493	31,18%
350,1 - 500K	487.302	166.561	305.762	295.607	93.197	-	1.348.429	15,40%
> 500k	749.032	-	206.044	106.687	30.373	-	1.092.136	12,47%
Commercial	-	157.220	-	-	-	-	157.220	1,80%
Total PSV	**2.376.437**	**2.235.279**	**1.546.892**	**1.512.863**	**598.700**	**486.351**	**8.756.522**	
	27,14%	25,53%	17,67%	17,28%	6,84%	5,55%		

70,33% (up to 200K + 200,1 - 350K)

* *Average estimated sales price (R$/m² of usable area) : R$ 2.250,00*


ROSSI



Land Bank Segmentation

Market with excellent growth perspective: focus on low to middle income segments (70,33%)

Landbank – Regional Breakdown



NE
BH
POA
CPS
SP
5,55%
6,84%
17,28%
17,67%
25,53%
27,14%

São Paulo & Metro city represents only 27% of overall figure

Landbank – Price Range Breakdown



Commercial
> 500K
200K < x > 350K
0 < x > 200K
1,80%
12,47%
15,40%
31,18%
39,15%

Landbank (*Mar-31-07*) = R$ 8.7 billion

Joint Ventures

Footprinting South, Southeast, and Northeast Brazil: 8 joint ventures as of follow-on (Feb-2006)

	% Rossi	City / State	Segments	# of projects	Potential Sales R$MM
MELNICK CONSTRUÇÕES	50%	Porto Alegre	High	3	80
ALICERCE	50%	Belo Horizonte	All	4	100
THÁ	50-70%	Paraná & Santa Catarina	All	6	200
Bacelar	50-70%	Recife	All	15	500
METRON	50%	Vitória	All	6	200
CITTA	50%	Vila Velha	All	6	300
COSTANDRADE	50-80%	Salvador	All	3	500
DIAGONAL	50-75%	Fortaleza Natal	All	12	470
Total				55	2.350



SAP Technology Platform



Competitive advantage in the industry: growth through updated process-oriented tools

Diagrama de rede: diagrama de barras

Assistente escala temporal... Grupo de datas/sit.

Diagr.rede: 000006000441 PL-1000 / PROJETO DELIVERY - DELIVERY

SEL	Identifica	Denominação	Duraçã	(B) 1ºInPro	(B) 1ºFimPr
	6000441	PL-1000 / PROJETO DELIVERY - DELIVERY		17.04.2001	26.12.2001
	1010	Alvara Elevador Torre 1	20,0 DIA	04.05.2001	31.05.2001
	1020	Termo Quitação ISS Torre 1	15,0 DIA	18.05 2001	07.06 2001
	1030	Alvará Corpo Bombeiros Torre 1	15,0 DIA	18.05 2001	07.06 2001
	1040	Habite-se Torre 1	10,0 DIA	08.08.2001	22 08 2001
	1050	CND - INSS Torre 1	5,0 DIA	25 08 2001	29.08 2001
	1060	Demolição de Interferências Torre 1	40,0 DIA	04 05 2001	29 08 2001
	1070	Numero Empreendimento Torre 1	25,0 DIA	04.05.2001	07.06.2001
	1080	Projetos para Habite-se Torre 1	25,0 DIA	04.05.2001	07.06.2001
	1090	Numero Contribuinte / Certidão Unit. T 1	25,0 DIA	04.05.2001	07.06.2001
	1100	Especificação Condomínio / Averbação T 1	15,0 DIA	02.07.2001	23.07.2001
	1110	CND - Administração Empresa Torre 1	75,0 DIA	25.06.2001	09.10.2001
	1120	Certidão Tributos Federais Torre 1	75,0 DIA	25.06.2001	09.10.2001
	1130	Baixa Hipoteca Torre 1	45,0 DIA	19.04.2001	22.06.2001
	1140	Entrega Pasta Mãe Torre 1	5,0 DIA	24.07.2001	30.07.2001
	1150	1º Convocação Cliente - Rossi Torre 1	44,0 DIA	02 04 2001	04 06 2001
	1160	2º Convocação Cliente - Assessoria T 1	44,0 DIA	05 06 2001	07 08 2001
	1170	Montagem Processo Financiam. Torre 1	65,0 DIA	20.06.2001	20.09.2001
	1180	Entrega no Banco - Análise Financ. T 1	25,0 DIA	23 08 2001	27 09 2001
	1190	Assinatura Banco x Cliente x Rossi T 1	30,0 DIA	15.10.2001	27 11 2001
	1200	Desligamento Jurídico / Financeiro T 1	5,0 DIA	22.10 2001	26 10 2001

Jun '01 Jul '01

19 07 2001 00:00:00 Mod

CN22 sunsap OVR


ROSSI

Sales Team – *Rossi Vendas*



Average monthly contracted sales hitting R$ 10 million

Rossi Vendas is focusing in ramping up sales turnover and zeroing in pre-delivery inventories

✓Valuable interface to better monitor CRM, thus consistently building up client relationship activities

✓Our expertise shows that a homebuyer´s dream begins at the very moment he makes the option for Rossi

- ✓ From this point on it is essential to have our clients as our most relevant asset

✓We have pilot tested São Paulo...great possibility of extending sales team throughout our other regional offices

✓Rossi Vendas is constantly focusing on the following core activities:

- ✓Inventories (6 months post launchings): full focus on speeding up sales turnover so as to not carry the burden of finished inventories by the time of project delivery
- ✓E-commerce channel: web based vehicle with trained team to help enrich homebuyer´s experience when home-shopping with us

Pre Sales Breakdown by Brokerage Company *2007E*


5%
15%
8%
10%
12%
35%
15%
Rossi Vendas
Lopes
Abyara
Patrimóvel
Capucci Bauer
Dirani
Other



Section 4
Guidance



Guidance vs. Delivery 2006



Rossi´s stake *in R$ MM*	2006	Delivered
Net Revenues	400 - 430	411
Launches	850 - 950	883
Contracted Sales	575	584
Backlog Margin %	34 - 36	35,70
Gross Margin %	30 - 32	31,20
Ebitda Margin %	11 - 13	12,50

Guidance 2007-2008



Scale in revenues to bring bottom line benefits and margin expansion along the way

Rossi´s stake *in R$ MM*	2007E	2008E
Net Revenues	550 - 650	800 - 900
Launches	1.300 - 1.450	1.560 - 1.740
Contracted Sales	1.000 - 1.100	1.150 - 1.265
Backlog Margin %	35 - 37	35 - 37
Gross Margin %	34 - 36	34 - 36
Ebitda Margin %	16 - 18	18 - 20

Share Price Performance



Share price appreciation given latest delivery... Closing price April 28th – R$ 28,50

2006
2007
J
F
M
A
M
J
J
A
S
O
N
D
J
F
M
RSID3
IBOVESPA

Coverage – RSID3



Rossi is currently covered by 5 institutions....5 more to initiate coverage in the near future

Current Coverage			On the way
Institution	Analyst	Contact Information	Institution
UBS Pactual	Guilherme Vilazante Gordon Lee	guilherme.vilazante@ubs.com gordon.lee@ubs.com	Fator
Credit Suisse	Marcelo Telles Vanessa Quiroga	marcelo.telles@credit-suisse.com vanessa.quiroga@credit-suisse.com	Banco do Brasil
Bradesco	Carlos Firetti Marcos Suzaki	5900.cfiretti@bradesco.com.br 5900.marcos@bradesco.com.br	Santander
JP Morgan	Adrian Huerta Somesh Agarwal	adrian.huerta@jpmorgan.com somesh.k.agarwal@jpmorgan.com	Deutsche Bank
Bulltick	Rafael Pinho	rpinho@bulltick.com	Itaú


ROSSI

Why Rossi ?



Competitive advantage in the industry: growth through updated process-oriented tools



Diversification

- Expertise and Backbone to invest in diverse:
  - ✓ Geographic regions (currently 30 cities within 11 states)
  - ✓ Markets (exposure to all income segments)
  - ✓ Products (portfolio with over 100 products in the shelf)

Management Expertise

- Top management with over 25-year experience in the sector
- Strong background in managing operations across different markets
- Fully focused and oriented towards implementing and executing Rossi´s business strategy going forward

SAP technology fully implemented

- Business fully process oriented
- All operations across the country online and fully integrated with back-office areas (sales, financial, accounting, legal, engineering)
- Current system capable of holding up to 30,000 active clients
- Fast Reporting – market and partners



Low-income intelligence

- 27,000 units (< R$100K) delivered to date: Plano 100, Vida Nova, VF
- We truly know how to manage low-income client portfolios
- Rossi has mastered the engineering and construction process
- Great exposure to low-income in the past – will drive our leadership
- Credit scoring process developed in-house

Investor Relations Team





Sérgio Rossi
Investor Relations Officer
sergiorossi@rossiresidencial.com.br
+ 55 11 3759-7232

Ciro Piovesana
Investor Relations Manager
ciropiovesana@rossiresidencial.com.br
+ 55 11 3759-8551

www.rossiresidencial.com.br


2nd Quarter 2007
Conference Call Presentation


ROSSI

Agenda



Heitor Cantergiani
CEO

- ✓Main Highlights
- ✓Overall Outlook
- ✓Strategy

Leonardo Diniz
Commercial Director

- ✓Launches
- ✓Sales
- ✓Geographic Expansion

Gerson Cohen
Controller

- ✓Performance 1Q07
- ✓Backlog
- ✓Indebtedness

Sergio Rossi
IR Director

- ✓Guidance 2007-2008
- ✓Coverage RSID3
- ✓Share Performance


Overall Outlook
Heitor Cantergiani

2Q07 – Highlights



- Launches reached R$ 493,0 million, with 1.750 units launched
  * Rossi's share = R$ 401,1 million (81,4%)
- Contracted Sales reached 317,7 million
  * Rossi's share = R$ 246,8 million (77,6%)
- Net Revenues of R$ 162,4 million
  * 79,7% growth over 1Q06
- Net Earnings reached R$ 40,6 million
  * Net Margin hits 25,0%
- EBITDA came in at R$ 31,9 million
  * EBITDA margin at 19,7%
- Land Bank (in PSV) closed at R$ 12,1 billion
  * Rossi's share = R$ 9,1 billion (75,21%)
  * 44,45% qoq growth on Rossi's share
- Geographic Expansion
  * 5 new markets: Goiânia, Jaguariúna, Paulínia, Votorantim, Búzios
- Additional Funding for Operations
  * Issue and Placement of R$300mm in simple, non-convertible debentures
  * Cost of funds = 106,6% of CDI (SELIC)
- Sales Team Vehicle
  * Rossi Vendas hitting R$12 million in sales a month


Launches, Sales, Geographic Expansion
Leonardo Diniz

Launches (PSV)

13 projects launched : São Paulo (1), Campinas (2), Valinhos (3), Sumaré (1), São Carlos (1), Guarujá (1), Santos (1), Ribeirão Preto (1), Vitória (1), Rio de Janeiro (01)



Rossi
233,4
209,9
+111%
492,9
401,1
2Q06
2Q07
PSV - Price Breakdown (in R$)
10,59%
1,12%
5,44%
33,22%
44,82%
4,82%
PSV - Price Breakdown (in units) - 1750
3,77%
15,20%
22,63%
21,37%
3,66%
33,37%
Commercial
> 500K
350K < x > 500K
120K < x > 200K
0 < x > 120K

Contracted Sales

Rossi

+144%

	2Q06	2Q07
Total	129,9	317,7
Rossi	117,7	246,8

Contracted Sales (*in R$*) by price segment

14,32% · 0,44% · 30,04% · 16,44% · 23,11% · 15,64%

Contracted Sales (*in units:1409*) by price segment

0,78% · 11,92% · 31,23% · 9,44% · 22,21% · 24,41%

Commercial
> 500K
350K < x > 500K
120K < x > 200K
0 < x > 120K



Sizable Land Bank

- **Land Bank distributed throughout 35 cities, showing less dependence on any specific market**
  - ✓10.9 million m² in buildable area
  - ✓future launches (in units) – 66.324
  - ✓4 to 5 years in the bag for future launches

- **Potential Sales Volume (100%): R$ 12.1 billion**
  - ✓Rossi´s share: R$9.1 billion
  - ✓PSV originated (Rossi´s share) 2Q07: R$ 3.1 billion

Land Bank *PSV in R$ MM*

2Q07	Total	Rossi
Acquired + Optioned	12.142	9.053
Total	**12.142**	**9.053**
BREAKDOWN		
Final 1Q07	8.756	6.275
PSV Launched 2Q07	(493)	(401)
Origination 2Q07	**3.879**	**3.179**
Final 2Q07	**12.142**	**9.053**

Acquisition Method


21,00%
Financial Swaps
Cash
36,00%
42,00%

Rossi
Partners
+240%

	2Q06	3Q06	4Q06	1Q07	2Q07
Total	3.567	4.591	8.673	8.756	12.142
Rossi	2.628	3.463	6.407	6.275	9.052
Partners	939	1.128	2.266	2.481	3.090


ROSSI

Land Bank...Potential PSV



Focus on low to middle income segments – 76,5% of projects priced up to R$ 350K

Land Bank 2Q07 - *PSV by Regional Office and by Segments*



Segment *R$*	SP	CPS	POA	RJ	BH	NE	PSV Total	
up to 120K	218.497	526.792	1.220.888	293.283	274.074	137.181	2.670.715	22,00%
120,1 – 200K	214.322	272.111	331.783	489.352	-	860.109	2.167.677	17,85%
200,1 – 350K	778.390	926.798	542.643	1.611.959	98.286	488.089	4.446.165	36,62%
350,1 – 500K	448.027	127.134	307.383	86.025	-	64.975	1.033.544	8,51%
> 500K	823.867	84.686	56.250	300.873	-	28.161	1.293.837	10,66%
Commercial	-	358.223	-	-	-	172.000	530.223	4,37%
PSV Total	2.483.103	2.295.744	2.458.947	2.781.492	372.360	1.750.515	12.142.161	
	20,45%	18,91%	20,25%	22,91%	3,07%	14,42%		

76,47%

* *Average price (R$/m2 of usable area) : 2100-2500*



Land Bank - Breakdown



Rossi should continue focusing on low to middle income segments...low income DNA

Land Bank – Regional Breakdown



NE
BH
POA
CPS
SP
22,91%
3,07%
14,42%
18,91%
20,25%
20,45%

São Paulo (city) & Metro account for 20,45% of total

Land Bank – Price Breakdown



Commercial
> 500K
350K < x > 500K
120K < x > 200K
0 < x > 120K
22,00%
4,37%
10,66%
8,51%
36,62%
17,85%

Land Bank *(31-Jun-2007)* = R$ 12.1 billion

ROSSI

Geographical Presence

Long Term Sustainable Competitive Advantage: Building up Local Know-How

Regional Offices (6)

(1) 1980 – São Paulo
(2) 1996 – Campinas
(3) 1999 – Porto Alegre
(4) 2001 – Rio de Janeiro
(5) 2006 – Belo Horizonte
(6) 2007 – Salvador

6
5
2
1
4
3

Geographical Presence

Operations in 35 cities within 12 states in Brazil

CE
RN
PE
BA
GO
MG
ES
RJ
SP
PR
SC
RS


ROSSI


Operational Performance
Gerson Cohen

2Q07 – Financial Highlights I

Net Revenues (*R$ mm*)

+ 79,7%
90,3
162,4
2Q06
2Q07

Gross Profit (*R$ mm*)

35,0%
56,8
+ 174%
22,9%
20,7
2Q06
2Q07
Gross Profit
Gross Margin

EBITDA (*R$ mm*)

19,7%
31,9
+ 2.147%
1,6%
1,4
2Q06
2Q07
EBITDA
EBITDA Margin

Net Profit (*R$ mm*)

+ 140%
25,0%
18,7%
40,6
16,9
2Q06
2Q07
Net Adjusted Profit
NetAdjusted Margin

1H07 – Financial Highlights I

	1H06	1H07
	175,5	325,8

+ 85,6

Gross Profit (R$ mm)

	1H06	1H07
Gross Profit	46,2	114,1
Gross Margin	26,3%	35,0%

+ 147%

EBITDA (R$ mm)

	1H06	1H07
EBITDA	10,9	64,7
EBITDA Margin	6,2%	19,9%

+ 493%

Net Profit (R$ mm)

	1H06	1H07
Net Adjusted Profit	39,4	76,2
NetAdjusted Margin	22,5%	23,4%

+ 93,3%

2Q07 – Financial Highlights II



Unearned Profits (*R$ mm*)


35,6%
34,4%
255,2
229,2
+ 11,3%
1Q07
2Q07
Resultados a apropriar
Margem Bruta REF

Cash Position: R$ 180,7 million

0,78%
3,85%
95,37%
Cash & Banks
Long Term Investments

Total Debt: R$ 155,6 million


27,94%
0,33%
71,74%
Short Term Construction Financing
Short Term Facilities

Net Debt: R$ (25,1) milion

Additional Funding (July 2007)

**** Subsequent Event***

Issue and Placement of 1st tranche of Debentures – R$ 300MM - from Total Program of R$ 600MM


Guidance
Sergio Rossi

Guidance 2007-2008



Scale in revenues to bring bottom line benefits and margin expansion along the way

Rossi's share (*in R$MM*)	2007E	1H07 - *Delivered*	2008E
Net Revenues	600 - 700	326	850 - 950
Launches (PSV)	1.600 - 1.800	811	1.920 - 2.160
Contracted Sales	1.250 - 1.400	534	1.500 - 1.680
Backlog Margin %	35 - 37	34,4	35 - 37
Gross Margin %	34 - 36	35,0	34 - 36
EBITDA Margin %	18 - 20	19,9	20 - 22



Performance RSID3
Rossi´s shares (RSID3): re-pricing due to excellent delivery (last 03 quarters)
RSID3 x Ibovespa
Base 100: 15-feb-2006
200,00
175,00
150,00
125,00
100,00
75,00
50,00
25,00
15-feb-06
30-mar-06
15-may-06
30-jun-06
15-aug-06
30-sep-06
15-nov-06
30-dec-06
15-feb-07
30-mar-07
15-aug-07
Subprime Sell-off
RSID3 @ 52,49
170
135
RSID3
IBOVESPA
2006: USD 6,0 MM (525K shares)
2007: USD 12,0 MM (506K shares)
Since Offering (Feb-2006): + 57,0%
Performance in 2007: + 50,0%

Coverage – RSID3



Rossi is currently covered by 8 institutions....4 more to initiate coverage in the near future

Current Coverage			
Institution	**Analysts**	**Contact**	**on the way**
UBS Pactual	Guilherme Vilazante Gordon Lee	guilherme.vilazante@ubs.com gordon.lee@ubs.com	Merrill Lynch
Credit Suisse	Marcelo Telles Vanesssa Quiroga	marcelo.telles@credit-suisse.com vanessa.quiroga@credit-suisse.com	Deutsche Bank
Bradesco	Carlos Firetti Marcos Suzaki	5900.cfiretti@bradesco.com.br 5900.marcos@bradesco.com.br	Citibank
JP Morgan	Adrian Huerta Somesh Agarwal	adrian.huerta@jpmorgan.com somesh.agarwal@jpmorgan.com	Fator
Bulltick	Rafael Pinho	rpinho@bulltick.com	
Santander	Marcelo Milman Gonzalo Fernandez	mmilman@santander.com.br gofernandez@santander.com.mx	
BB Investimentos	Antonio Emilio Ruiz	antonioemilio@bb.com.br	
Unibanco	Carlos Macedo	carlos.macedo@unibanco.com.br	

Investor Relations Team





Sérgio Rossi
Investor Relations Officer
sergiorossi@rossiresidencial.com.br
+ 55 11 3759-7232

Ciro Piovesana
Investor Relations Manager
ciropiovesana@rossiresidencial.com.br
+ 55 11 3759-8551

www.rossiresidencial.com.br

Disclaimer



This material is a presentation of general background information about Rossi Residencial S.A. ("Rossi") as of the date of this presentation. Information contained herein has been summarized and does not purport to be complete. This presentation shall not be considered an advice of investment by potential investors. This presentation is strictly confidential and may not be disclosed to any third person. There are no representations or warranties, express or implied, regarding the accuracy, fairness, or completeness of the information presented herein, which shall not support any decision of investment.

This presentation contains statements and information that are forward-looking pursuant section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934. Such forward-looking statements and information are only predictions and cannot assure Rossi´s future performance. Investors have been cautioned that any such forward-looking statements and information are subject to many risks and uncertainties relating to the operations and business of Rossi and its subsidiaries. As a result of such risks and uncertainties, the actual results of Rossi and its subsidiaries may be materially different from any future result expressed or implied in the forward-looking statement or information contained herein.

Although Rossi believes that the expectations and assumptions reflected in the forward-looking statements and information are reasonable and have been based on data currently available to its officers and directores, Rossi cannot guarantee future results or events. Rossi does not assume the commitment of update any of the forward-looking statement of information.

Securities may not be offered or sold in the United States unlesss they are registered or exempt from registration under the Securities Act of 1933, as amended. Any offering of securities to be made in the United States will be made by means of an offering memorandum that may be obtained from the underwriters. Such offering memorandum will contain, or incorporate by reference, detailed information about Rossi and its subsidiaries, their business and financial results, as well as its financial statements.

This material is for distribution only to person who (i) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49 (2) (a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii)a are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This material is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this material relates is available only to relevant persons and will be engaged in only with relevant persons.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.



1st Quarter 2007

Conference Call Presentation


ROSSI

Agenda



Heitor Cantergiani
CEO

- ✓Main-Highlights
- ✓Overall Outlook
- ✓Strategy

Leonardo Diniz
Commercial Director

- ✓Launches
- ✓Sales
- ✓Geographic Expansion

Gerson Cohen
Controller

- ✓Performance 1Q07
- ✓Backlog
- ✓Indebtedness

Sergio Rossi
IR Director

- ✓Guidance 2007-2008
- ✓Coverage RSID3
- ✓Share Performance





Overall Outlook

Heitor Cantergiani



1Q07 – Highlights



- Launches reached R$ 459,7 million, with 1.265 units launched
  * Rossi´s share = R$ 409,9 million (89,2%)
- Contracted Sales reach 375,2 million
  * Rossi´s share = R$ 286,9 million (76,4%)
- Net Revenues of R$ 163,5 million
  * 91,9% growth over 1Q06
- Net Earnings reach R$ 35,6 million
  * Net Margin hits 21,8%
- EBITDA came in at R$ 32,8 million
  * EBITDA margin with high growth, reaching 20,1%
- Land Bank (in PSV) closed at R$ 8,75 billion
  * Does not include R$ 2.35 billion in PSV from JV´s
  * Rossi´s share = R$ 6,3 billion – w/ PSV JV´s = 7,8 billion
- Geographic Expansion
  * Opening up of our 6th Regional Office in Salvador (NE) - jan-07
  * 4 new markets: Fortaleza (CE), Natal (RN), Vila Velha & Serra (ES)
- Expansion of our partnerships
  * 4 new partnerships closed
  * Intensifying presence in SE and creating strong backbone in the NE
- Sales Team Vehicle
  * Rossi Vendas exceeds monthly average volume of R$10 million

Macroeconomic Outlook



Brazilian economy living very positive fundamentals...investment grade soon to come

Positive Economic Trend

- Largest economy in Latin America
- Economic, political and social stability with growing concern in relation to fiscal policy
- Extremely strong economic fundamentals
  - ✓Inflation under control
  - ✓Unemployment rates falling
  - ✓Country risk at lowest historic levels
  - ✓Low external debt
  - ✓Challenge: Growth

Economic Growth and falling int rates


23,50%
0,5%
4,9%
16,40%
19,00%
2,3%
3,3%
12,75%
4,1%
11,00%
4,6
10,00%
4,8%
9,00%
4,8%
8,00%
2003
2004
2005
2006
2007E
2008E
2009E
2010E
Nominal Interest Rate
GDP Growth

Potential Demand in Brazil



Very dependent on interest rate levels and mortgage term maturities



10%
> R$ 4.801
4.7 million families
39%
R$ 1.201 < x > R$ 4.800
19.0 million families
51%
< R$ 1.200
24.9 million
families

2005 Outlook

Avg unit value R$mm	= 110
Real Mortgage Rate	= 13%
# years	= 10
PMT value	= 1,7
% Household Income	= 35%
Household Income	= 4.8

Potential Demand:
+ 7 million families
+ 148% increase



24%
> R$ 2.601
11.7 million families
25%
R$ 1.201 < x > R$ 2.600
12.0 million families
51%
< R$ 1.200
24.9 million
families



2007 Expected

Avg unit value R$mm	= 110
Real Mortgage Rate	= 8%
# years	= 20
PMT value	= 0.9
% Household Income	= 35%
Household Income	= 2.6

Competitive Environment



15 listed players...capitalized companies building up landbank and increasing launchings

Today's Dynamics



Capital Markets

- Total new capital raised (equity) exceeds R$ 12 billion
- Companies extremely capitalized
- Global liquidity - excess capital flowing into BRICs
- Brazilian Real Estate within investor market loop
- Window of opportunity should take more players public



Land Acquisitions

- Prime areas are fully acquired in cash
- Landowners have the full upside of a bullish market...sell at premium
- Swaps – very hard in urban centers like São Paulo & Rio de Janeiro
- Land inflation – some regions have lived a 30% spike in prices
- Crowding out – natural process to ensure swaps and land availability



Partnerships across markets

- Northeast Brazil living huge expansion...big names are moving there
- Growth through regional partnerships w/ local players is the game
- Consolidation already happening – top brand names locking in locals
- Less room for small to mid-sized players – capital is barrier for growth



Huge Launching Growth

- Increasing demand - > **mortgage market & interest rate decrease**
- Could potentially drive some market oversupplies...timing not precise
- Sales speed downturn to drive launching rethinking...Rossi is hedged
- Regional Expansion should fuel expected overall delivery



Launches, Sales, Geographic Expansion

Leonardo Diniz



Launches (PSV)



7 projects launched in the quarter: São Paulo (02), CPS (02), Vitória (01), POA (1), RJ (01)

Rossi

459,7

409,9

+402%

94,3

81,6

1Q06

1Q07

PSV - Price Breakdown (*in R$*)

7,00%

33,03%

33,90%

29,99%

> 500K

350K < x > 500K

PSV - Price Breakdown (*in units*) - 1265

9,33%

17,39%

46,72%

26,56%

Contracted Sales

Excellent sales turnover across different operating markets

Rossi
375,2
286,9
+162%
131,7
109,6
1T06
1T07

Contracted Sales (*in R$*) by price segment

11,23%
0,44%
22,81%
16,78%
48,74%

Contracted Sales (*in units:1247*) by price segment

23,98%
0,80%
9,78%
13,31%
52,13%
Commercial
> 500K
350K < x > 500K

Sizable Land Bank

- **Land Bank distributed throughout 30 cities, showing less dependence on any specific market**
  - ✓5.6 million m^2 in buildable area
  - ✓future launches (in units) – 46.378
  - ✓4 to 5 years in the bag for future launches
- **Potential Sales Volume (100%): R$ 8.75 billion**
  - ✓Rossi´s share: R$6.3 billion
  - ✓Ex 2.35 billion PSV of JV´s

Land Bank * *PSV in R$*

1Q07	Consolidated	Rossi´s share
Acquired	6.358.000.000	4.382.000.000
Optioned	2.398.000.000	1.893.000.000
Total	**8.756.000.000**	**6.275.000.000**
Balance	**Consolidated**	**Rossi´s share**
LB Dec-31-2006	8.673.000.000	6.407.000.000
Launches 1Q07	-460.000.000	-410.000.000
Origination 1Q07	543.000.000	278.000.000
LB Final 1Q07	**8.756.000.000**	**6.275.000.000**

* ex joint ventures´ PSV of R$ 2.35billion

Acquisition Method


17%
Financial Swap
Cash
31%
Swap by Units
52%


Rossi
Partners
+324%
1.826
1.331
495
Dec 05
2.066
1.472
594
1Q06
3.567
2.628
939
2Q06
4.591
3.463
1.128
3Q06
8.673
6.407
2.266
4Q06
8.756
6.275
2.481
1Q07


ROSSI

Land Bank...Overall Launchings



Focus on low to middle income segments – 74% of our business targets ceiling price of R$ 350K

Land Bank (2006) - *PSV Breakdown : by price range and by region*

Segment *R$*	SP	CPS	RJ	POA	BH	NE	Total PSV	
up to 200K	347.239	785.459	745.770	1.038.199	318.982	379.647	3.615.296	41,28%
200,1 - 350K	1.146.507	1.098.814	289.316	72.369	156.149	106.704	2.869.859	32,77%
350,1 - 500K	133.658	85.561	305.762	295.607	93.197	-	913.785	10,44%
> 500k	36.032	821,225	206.044	106.688	30.373	-	1.200.362	13,71%
Commercial	-	157.220	-	-	-	-	157.220	1,80%
Total PSV	**1.633.437**	**2.948.279**	**1.546.892**	**1.512.863**	**598.700**	**486.351**	**8.756.522**	
	19,00%	33,67%	17,66%	17,28%	6,84%	5,55%		

74,05%

** Average estimated sales price (R$/m² of usable area) = R$ 2.100 - 2.450*

ROSSI

Land Bank - Breakdown



Rossi should continue focusing on low to middle income segments...low income DNA

Land Bank – Regional Breakdown



NE
BH
POA
CPS
SP
27,14%
5,55%
6,84%
17,28%
17,66%
25,53%

São Paulo (city) & Metro account for 27% of total

Land Bank – Price Breakdown



Commercial
> 500M
350M < x > 500M
0 < x > 200M
1,80%
13,71%
10,44%
32,77%
41,28%

Land Bank (*31-Mar-2007*) = R$ 8.7 billion



ROSSI

Geographical Presence



Long Term Sustainable Competitive Advantage: Building up Local Know-How

Regional Offices (6)

(1) 1980 – São Paulo
(2) 1996 – Campinas
(3) 1999 – Porto Alegre
(4) 2001 – Rio de Janeiro
(5) 2006 – Belo Horizonte
(6) 2007 – Salvador



1
2
3
4
5
6

Geographical Presence

Operations in 30 cities within 11 states in Brazil



CE
RN
PE
BA
MG
ES
RJ
SP
PR
SC
RS



ROSSI

Joint-Ventures

Strong presence in South, SE and NE Brazil: 4 new partnerships in 1Q07

	% Rossi	City State	Segments	nº projects	Potential Sales R$MM
MELNICK	50%	Porto Alegre	High	3	80
	50%	Belo Horizonte	All	4	100
THA	50-70%	Paraná & Santa Catarina	All	6	200
Bacelar	50-70%	Recife	All	15	500
METRON	50%	Vitória	All	6	200
CITTA	50%	Vila Velha	All	6	300
COSTA ANDRADE	50-80%	Salvador	All	3	500
DIAGONAL	50-75%	Fortaleza Natal	All	12	470
Total				55	2.350

1Q07
PSV = R$ 1.47 billion


ROSSI

Geographical Diversification



Geographical Diversification is a key element that brings up Rossi´s key market differentials

Geographical Diversification Rationale





Local Partnerships

- Natural fuel to provide increasing growth perspectives
- Immediate access to highly qualified landbank
- Access to high quality local construction services
- Highly Diversified Landbank: 4-5 years of future launches in the bag
- Paving our way through a smoother project approval process

Regional Offices

- Real Estate is a ***"LOCAL"*** business – be close to your markets
- Understanding the local demand - key driver for successful projects
- Local market surveys and research – optimize product conception
- Rossi is creating a national brand, but with a very local approach
- We think real estate 24/7 at a local level



Diversification

- Coverage of all income segments with Rossi´s leading brandname
- Geographic coverage: 30 cities within 11 states
- Competitive Advantages in low-income segments: 27,000 units launched to date (priced up to R$ 100K)
- Portfolio mix with over 100 different products



Branding

- Brand exposure through our local presence and product expertise
- Backbone of any successful strategy going forward
- Rossi is able to market its label by addressing local client demands
- Marketing and sales strategies at a local level deliver high sales turnover


Operational Performance
Gerson Cohen

1Q07 – Financial Highlights I

Net Revenues (*R$ mm*)

+ 91,9%
85,2
163,5
1Q06
1Q07

Gross Profit (*R$ mm*)

35,1%
57,3
+ 124%
25,5
30,0%
1Q06
1Q07
Gross Profit
Gross Margin

EBITDA (*R$ mm*)

20,1%
32,8
+ 245%
9,5
11,2%
1Q06
1Q07
Ebitda
Ebitda Margin

Net Profit (*R$ mm*)

+ 58%
35,6
26,5%
21,8%
22,5
1Q06
1Q07
Net Profit
Net Margin

1Q07 – Financial Highlights II

Unearned Profits (*R$ mm*)

35,7%
35,6%
229,2
+ 24,3%
184,4
4T06
1T07
Unearned Profits
Backlog Margin

Total Debt: R$ 137,7 million

44,42%
54,80%
0,78%
Short Term Construction Financing
Short Term Facilities

Cash Position: R$ 246,7 milion

0,62%
3,81%
95,58%
Cash & Banks
Long Term Investments

Net Debt: R$ (109,0) million

Additional Funding Rossi Residencial (Debt)

* Debentures Shelf Program: *R$ 600MM*
* Material Fact file with CVM on 26-april-2007



Guidance

Sergio Rossi



RSID3 – Performance and Volumes



Performance RSID3 x Ibovespa
Base 100: Jan-10-2006



Closng Price – R$
25,00
15,35
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Mar-07
May-07
11-May-07
Ibovespa 50.902
RSID3= R$32,50
IBOVESPA
RSID3



2006: USD 6,0 MM (525K shares)
2007: USD 6,24 MM (506K shares)

Since IPO (Feb-2006): + *30,0%*
Performance in 2007: + *23,0%*

Ownership Structure



Pre-Equity Offering *Feb 2006*

Controlling Shareholders: 91,47%
Free Float: 8,53%

48,351,814 shares

Post-Equity Offering (1)

Buy Back Program RSID3 – [illegible],0% of free float

* Equal to 2.2mm shares (current treasury position = 756.100 shares)

Controlling Shareholders: 43,41%
Free Float: 55,69%
Treasury: 0,96%

78,851,814 shares

Current free float stands at 55,63% : +/- USD 700MM *(base 11-may-07 – RSID @ R$32,50)*

ROSSI

Guidance 2007-2008



Scale in revenues to bring bottom line benefits and margin expansion along the way

Rossi´s stake (*in R$MM*)	2007E	1Q07	2008E
Net Revenues	550 - 650	164	800 - 900
Launches (PSV)	1.300 - 1.450	410	1.560 - 1.740
Contracted Sales	1.000 - 1.100	287	1.150 - 1.265
Backlog Margin	35 - 37	35,6%	35 - 37
Gross Margin %	34 - 36	35,1%	34 - 36
EBITDA Margin %	16 - 18	20,01	18 - 20

Coverage – RSID3



Rossi is currently covered by 5 institutions....5 more to initiate coverage in the near future

Current Coverage			On the way
Institution	Analyst	Contact Information	Institution
UBS Pactual	Guilherme Vilazante Gordon Lee	guilherme.vilazante@ubs.com gordon.lee@ubs.com	Fator
Credit Suisse	Marcelo Telles Vanessa Quiroga	marcelo.telles@credit-suisse.com vanessa.quiroga@credit-suisse.com	Banco do Brasil
Bradesco	Carlos Firetti Marcos Suzaki	5900.cfiretti@bradesco.com.br 5900.marcos@bradesco.com.br	Santander
JP Morgan	Adrian Huerta Somesh Agarwal	adrian.huerta@jpmorgan.com somesh.k.agarwal@jpmorgan.com	Deutsche Bank
Bulltick	Rafael Pinho	rpinho@bulltick.com	Unibanco


ROSSI

Why Rossi ?



Competitive advantage in the industry: growth through updated process-oriented tools



Diversification

- Expertise and Backbone to invest in diverse:
  - ✓ Geographic regions (currently 30 cities within 11 states)
  - ✓ Markets (exposure to all income segments)
  - ✓ Products (portfolio with over 100 products in the shelf)



Management Expertise

- Top management with over 25-year experience in the sector
- Strong background in managing operations across different markets
- Fully focused and oriented towards implementing and executing Rossi´s business strategy going forward



SAP technology fully implemented

- Business fully process oriented
- All operations across the country online and fully integrated with back-office areas (sales, financial, accounting, legal, engineering)
- Current system capable of holding up to 30,000 active clients
- Fast Reporting – market and partners



Low-income intelligence

- 27,000 units (< R$100K) delivered to date: Plano 100, Vida Nova, VF
- We truly know how to manage low-income client portfolios
- Rossi has mastered the engineering and construction process
- Great exposure to low-income in the past – will drive our leadership
- Credit scoring process developed in-house

Investor Relations Team





Sérgio Rossi
Investor Relations Officer
sergiorossi@rossiresidencial.com.br
+ 55 11 3759-7232

Ciro Piovesana
Investor Relations Manager
ciropiovesana@rossiresidencial.com.br
+ 55 11 3759-8551

www.rossiresidencial.com.br

Disclaimer



This material is a presentation of general background information about Rossi Residencial S.A. ("Rossi") as of the date of this presentation. Information contained herein has been summarized and does not purport to be complete. This presentation shall not be considered an advice of investment by potential investors. This presentation is strictly confidential and may not be disclosed to any third person. There are no representations or warranties, express or implied, regarding the accuracy, fairness, or completeness of the information presented herein, which shall not support any decision of investment.

This presentation contains statements and information that are forward-looking pursuant section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934. Such forward-looking statements and information are only predictions and cannot assure Rossi´s future performance. Investors have been cautioned that any such forward-looking statements and information are subject to many risks and uncertainties relating to the operations and business of Rossi and its subsidiaries. As a result of such risks and uncertainties, the actual results of Rossi and its subsidiaries may be materially different from any future result expressed or implied in the forward-looking statement or information contained herein.

Although Rossi believes that the expectations and assumptions reflected in the forward-looking statements and information are reasonable and have been based on data currently available to its officers and directores, Rossi cannot guarantee future results or events. Rossi does not assume the commitment of update any of the forward-looking statement of information.

Securities may not be offered or sold in the United States unlesss they are registered or exempt from registration under the Securities Act of 1933, as amended. Any offering of securities to be made in the United States will be made by means of an offering memorandum that may be obtained from the underwriters. Such offering memorandum will contain, or incorporate by reference, detailed information about Rossi and its subsidiaries, their business and financial results, as well as its financial statements.

This material is for distribution only to person who (i) have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2005 (as amended, the "Financial Promotion Order"), (ii) are persons falling within Article 49 (2) (a) to (d) ("high net worth companies, unincorporated associations etc") of the Financial Promotion Order, (iii)a are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This material is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this material relates is available only to relevant persons and will be engaged in only with relevant persons.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.


ROSSI

CALENDAR OF CORPORATE EVENTS

RECEIVED

2007 JUL -2 A 11:35

Denominação Social / Company	Rossi Residencial S/A
Endereço da Sede / Address	Avenida Major Sylvio de Magalhães Padilha nº 5200 Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi São Paulo – SP – CEP: 05677000 Brasil
Endereço na Internet / Website	www.rossiresidencial.com.br
Diretor de Relações com Investidores / Investor Relations Director	**Nome** / *Name*: Sérgio Pedroso Rossi Cuppoloni E-mail: sergiorossi@rossiresidencial.com.br Telefone(s) / *Telephone(s)* : (5511) 37597232 Fax: (5511) 3759-0559
Responsável pela Área de Relações com Investidores / Investor Relations Backup	**Nome**/ *Name*: Ciro Piovesana E-mail: ciropiovesana@rossiresidencial.com.br **Telefone(s)** / *Telephone(s)*: (5511) 37598551 Fax: (5511) 37590559
Jornais (e localidades) em que publica seus atos societários / Newspapers (and locations) where by-laws, minutes and policies are published.	Diário Oficial do Estado de São Paulo e O Estado de São Paulo (São Paulo)

A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme Cláusula Compromissória constante do seu Estatuto Social. / *The company, in accordance with its by-laws, rules and regulations, is committed to the Novo Mercado's Arbitration Chamber*

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, exercício social findo em 31/12/2006 / *Annual and Consolidated Financials as of Dec. 31, 2006*	
EVENTO / *EVENT*	DATA / *DATE*
Disponibilização aos Acionistas / *Available to Shareholders*	15/02/2007
Publicação / *Published*	15/02/2007
Envio à BOVESPA / *Sent to BOVESPA*	15/02/2007

Demonstrações Financeiras Padronizadas – DFP, exercício findo em 31/12/2006 / *DFP as of Dec. 31, 2006*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	14/02/2007

Proventos em dinheiro na destinação do resultado relativo ao exercício social findo em 31/12/2006 *Dividend distribution, in national currency, relative results of fiscal year ended in 31/12/2006*				
Provento / *Dividend*	**Evento-Data** *Event - Date*	**Montante (R$) /** *Amount*	**Valor em R$/ação /** *Cost in R$/action*	**Data de pagamento /** *Payment Date*
			ON	
Dividendo / *Dividend*	AGO/*AUG* - 27/04/2007	10,380,000.00	0.13164	15/05/2007

Informações Anuais – IAN, exercício findo em 31/12/2006 / *Annual Information (IAN) as of Dec. 31, 2006*	
EVENTO / *EVENT*	DATA / *DATE*

Envio à BOVESPA / *Sent to BOVESPA*	25/05/2007

Informações Trimestrais – ITR, relativas a 2007 / *Quarterly Financials 2007*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / Sent to Bovespa	
Referentes ao 1° trimestre / *1 st quarter*	15/05/2007
Referentes ao 2° trimestre / *2 st quarter*	14/08/2007
Referentes ao 3° trimestre / *3 st quarter*	13/11/2007

Assembléia Geral Ordinária / *Ordinary Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Publicação do Edital de Convocação / *Call Notice Published*	12/04/2007 13/04/2007 14/04/2007
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	12/04/2007
Realização da Assembléia Geral Ordinária / *Ordinary Meeting*	27/04/2007
Envio da ata da Assembléia Geral Ordinária à BOVESPA / *Ordinary Meeting Minutes Sent to BOVESPA*	27/04/2007

Reunião Pública com Analistas / *Public Meeting with Analysts & Investors*	
EVENTO / *EVENT*	DATA / *DATE*
Realização de Reunião Pública com Analistas, aberta a outros interessados / *Public Meeting with Analysts, open to those interested*: Local / *Location*: Av. Major Sylvio de Magalhães Padilha, 5200 (Antiga Marginal do Rio Pinheiros / *Old Pinheiros River Marginal*) São Paulo - SP. Salão J. Wesley & G. Whitefield Horário: 15:00 hs.	21/11/2007

Reuniões do Conselho de Administração / *Board Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Realização de Reunião do Conselho de Administração (Aprovação do programa de distribuição pública de debêntures) / *Ordinary Meeting (Approval of debentures public distribution program)*	25/04/2007
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Ordinary Meeting minute Sent to BOVESPA*	25/04/2007

4th Quarter 2006

Conference Call Presentation


ROSSI



Palácio Real - Curitiba



Galleria Boulevard - Campinas



Garten Haus - São Paulo

Dueto - Sorocaba

Summary Q406 and 2006 Fiscal Year

Sergio Rossi

Investor Relations Officer

2006 Highlights

- **All time record Potential Sales Volumes: R$ 1.158 million**
  - Rossi´s stake reached R$ 883 million
- **All time record Contracted Sales : R$ 730 million**
  - Rossi´s stake reached R$ 584 million
- **Landbank increased 375%, reaching a Potential Sales Volume of R$ 8.6 billion**
  - Rossi´s share is of R$ 6.4 billion, providing 4 years in future launches
- **Adjusted Net Income of R$ 93.6 million**
  - Adjusted Net Margin reached 22,8%
- **Continuous Geographic Expansion**
  - Opening up of Belo Horizonte regional office
  - 5 new cities and 5 new states added to our portfolio
- **Expansion of our partnerships**
  - 5 new joint ventures celebrated
  - Rossi´s comeback to Northeast Brazil through JV in Recife
- **Sales Team**
  - Internal Sales Force (25 brokers) to further increase sales turnover

Potential Sales Volume Breakdown



Potential Sales Volume (R$ mm)
181
151
30
119%
396
277
119
Q405
Q406
Rossi
Partners
396
304
92
192%
1.158
883
275
2005
2006
Q406 - Potential Sales Volume Overview
by Number of Units : 1585
25%
48%
35%
25%
0%
14%
0%
12%
40%
0%
0 - 200K
200,1 - 350K
350,1 - 500K
> 500,1K
Commercial
4Q05
4Q06
R$ million by Price Segment
7%
0 %
16 %
50 %
27%
PSV
in R$ mm
197 0 - 200K
105 200,1 - 350K
65 350,1 - 500K
29 > 500,1K
0 Commercial
ROSSI



Contracted Sales Breakdown
Contracted Sales (R$ mm)
140
106
34
Q405
116%
302
206
96
Q406
Rossi
Partners
445
332
113
2005
64%
731
584
147
2006
4Q06 - Contracted Sales Overview
Number of units per Price Segment: 982
14%
1%
23%
25%
37%
Contracted Sales
in units
227 0 - 200K
358 200,1 - 350K
250 350,1 - 500K
133 > 500,1K
14 Commercial
Contracted Sales Mix in R$ mm
1%
9%
28%
31%
31%
Contracted Sales
in R$ mm
27 0 - 200K
93 200,1 - 350K
97 350,1 - 500K
84 > 500,1K
2 Commercial
ROSSI

Sizable Land Bank



Land Bank distributed throughout 27 cities, showing less dependence on any specific market

- ✓ 4.1 million m^2 in buildable area
- ✓ 2.5 million m^2 added since offering (Feb-06)
- ✓ 4 to 5 years in the bag for future launches



Potential Sales Volume (100%): R$ 8.67 billion

✓Rossi´s share: R$6.4 billion

Acquisition Form


Cash
30%
70%
Swap

Land Bank *PSV in R$ mm*


10.000
9.000
8.000
7.000
6.000
5.000
4.000
3.000
2.000
1.000
0
1.826
1.331
495
2.066
1.472
594
3.567
2.628
939
4.591
3.463
1.128
8.673
6.407
2.266
375 %
Dec 05
Mar 06
Jun 06
Sept 06
Dec 06
Rossi´s share
Partners


ROSSI

Land Bank Distribution

Land Bank (2006) - *PSV Breakdown : by price range and by region*

Price Range ***R$ m***	**SP**	**CPS**	**RJ**	**POA**	**BH**	**NE**	**Total PSV**	
up to 200K	458.276	755.381	1.463.251	482.172	97.820	55.000	**3.311.900**	**38,19%**
200,1 - 350K	974.088	1.200.824	178.913	221.095	147.992	80.000	**2.802.912**	**32,32%**
350,1 - 500K	183.640	68.201	308.728	283.954	93.197	-	**937.720**	**10,81%**
> 500k	978.705	186.686	163.620	97.792	36.273	-	**1.463.076**	**16,87%**
Commercial	-	157.220	-	-	-	-	**157.220**	**1,81%**
Total PSV	**2.594.709**	**2.368.312**	**2.114.512**	**1.085.013**	**375.282**	**135.000**	**8.672.828**	
	29,92%	**27,31%**	**24,38%**	**12,51%**	**4,33%**	**1,56%**		

** Average estimated sales price (R$/m² of usable area) : R$ 2.450*

ROSSI

Geographical Expansion - Long Term Sustainable Growth

Rossi Residencial is currently in 27 cities within 9 states

Regional Offices (6)

(1) 1980 – São Paulo
(2) 1996 – Campinas
(3) 1999 – Porto Alegre
(4) 2001 – Rio de Janeiro
(5) 2006 – Belo Horizonte
(6) 2007 – Salvador (Northeast Office)


4

Geographical Presence

Operations were expanded to 5 new states: SC, MG, ES, BA, PE


PE
BA
MG
ES
SP
RJ
PR
SC
RS

ROSSI

Joint Ventures - guiding growth strategy

✓5 joint ventures established along with other developers in regions where Rossi was either absent or lacking a more extensive product mix

	% Rossi	City / State	Segment	Nº of projects	PSV in 24 months
Melnick Construções	50%	Porto Alegre	High End	3	80
Alicerce	50%	Belo Horizonte	All	4	100
Thá	70%	Paraná & Santa Catarina	All	6	200
GabrielBacelar Construções	50%	Recife	All	15	500
Metron Engenharia	50%	Vitória	All	6	200
Total				34	1.080

GabrielBacelar
Metron
Alicerce
Thá
Melnick


Rossi

Financial Data

Gerson Cohen

Controller




ROSSI

4Q06 – Operational Highlights



Net Revenues (R$ mm)
99,3
125,2
26,0%
4Q05
4Q06
Net Revenues
Gross Profit (R$ mm)
27,8%
35,5%
27,6
44,5
61,0%
4Q05
4Q06
Gross Profit
Gross Margin
EBITDA (R$ mm)
9,4%
18,2%
9,3
22,8
145,0%
4Q05
4Q06
EBITDA
EBITDA Margin
Net Profit (R$ mm)
7,2%
23,3%
7,2
29,2
305,5%
4Q05
4Q06
Net Profit
Net Margin
ROSSI

2006 – Operational Highlights



Net Revenues (R$ mm)
13,8%
361,5
411,3
2005
2006
Net Revenues
Gross Profit (R$ mm)
29,0%
31,2%
22,0%
104,9
128,3
2005
2006
Gross Profit
Gross Margin
EBITDA (R$ mm)
11,3%
12,5%
25,7%
40,8
51,3
2005
2006
EBITDA
EBITDA Margin
Net Profit (R$ mm)
10,6%
5,6%
117,4%
20,1
43,7
2005
2006
Net Profit
Net Margin
22,8%
365,7%
5,6%
20,1
93,6
2005
2006
Net Profit
Net Adjusted Margin
Net Adjusted Margin - adjusted to equity offering expenses
ROSSI

Backlog

Backlog	2005	2006	Variance %
Revenues to be Recognized	330.973	517.433	56,3%
Gross Profit to be Recognized	116.809	184.471	57,9%
Gross Backlog Margin %	35,3%	35,7%	0,4 p.p.%
	3Q06	4Q06	Variance %
	34,7%	35,7%	1,0 p.p.%

ROSSI

Indebtedness

	4Q06	3Q06	Var (%)
Indebtedness - Short Term			
Construction Financing	87.693	57.719	51,90%
Working Capital Facilities	1.639	2.251	-27,20%
Indebtedness - Long Term			
Construction Financing	37.278	67.754	-45,00%
Working Capital Facilities			
Total Debt	**126.610**	**127.724**	**-0,90%**
Cash Position			
Cash and Cash Equivalents	18.983	8.527	122,60%
Investments - short term	308.064	431.359	-28,60%
Investments - long term	1.644	1.768	-7,00%
Total Cash Position	**328.691**	**441.654**	**-25,60%**
Net Debt	**-202.081**	**-313.930**	**-35,60%**

ROSSI

2006 Guidance x Delivery : in line with market expectations

Rossi´s stake *in R$ MM*	Guidance	Delivered
Net Revenues	400 - 430	411
Launches	850 - 950	883
Contracted Sales	575	584
Backlog Margin %	35 - 37	35,7%
Gross Margin %	30 - 32%	31,2%
Ebitda Margin %	11 - 13	12,5

Guidance 2007-2008 – Excellent Growth Outlook

Rossi´s stake *in R$ MM*	2007	2008
Net Revenues	550 - 650	800 - 900
Launches	1.300 - 1.450	1.560 - 1.740
Contracted Sales	1.000 - 1.100	1.150 - 1.265
Backlog Margin %	35 - 37	35 - 37
Gross Margin %	34 - 36	34 - 36
Ebitda Margin %	16 - 18	18 - 20

Contact IR

Rossi Residencial S.A.

Address: Av. Major Sylvio de Magalhães Padilha, 5200, Miami Building, 4th floor
Jardim Morumbi - São Paulo – SP – 05693-000
Brazil

Sérgio Rossi

Investor Relations Officer

Phone: +55 (11) 3759-7232
Fax : +55 (11) 3759-0559
e-mail : sergiorossi@rossiresidencial.com.br

www.rossiresidencial.com.br



Company Presentation

3Q06








RISERVATO
Vivanti
TERRAMATER

Disclaimer

- This material that follows is a presentation of general background information about Rossi Residencial S/A as of the date of the presentation. It is information in summary form and does not purport to be complete. It is not intended to be relied upon as advice to potential investors. This presentation is strictly confidential and may not be disclosed to any other person. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of the information presented herein

- Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Rossi Residencial S/A and its subsidiaries that may cause the actual results of the companies to be materially different from any future results.

- Although Rossi Residencial S/A believes that the expectations and assumptions reflected in this presentation are reasonable based on information currently available to Rossi Residencial S/A management, Rossi Residencial S/A cannot guarantee future results or events. Rossi Residencial S/A expressly disclaims a duty to update any of the presented information.

- **This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.**

Introduction to Management

Sergio Rossi — Investor Relations Officer

Gerson Cohen — Controller



ROSSI

Agenda



Rossi Residencial – Price Performance and Trading Volume



RSID3
NOVO
MERCADO









Rsid3: +70.31%
Ibov: +6.98%
Ibxx: +7.84%
+70.31%
+57.25%
+44.19%
+31.13%
+18.07%
+5.01%
-8.06%
Set
Out
Nov
(c)2006 APLIGRAF
www.apligraf.com.br

Stock Market	Total Negotiation October 2006	
	# of Deals	Volume *R$ mm*
Standard Lot	5071	234,8
Term Market	86	9,8
Fractioned Market	341	0,3
Monthly Total	5498	244,9
Daily Average	250	11,13
Daily Average *in USD mm*		**5,18**
RR share / sector	16,90%	22,28%
Sector´s share / BOVESPA	1,65%	2,08%



ROSSI

Launches – 9M06

Regional Office	# projects	Usable area m2	PSV 100%	PSV Rossi	Units Launched	Units Sold
São Paulo	8	128.616	303.611	279.790	946	249
Campinas	17	113.603	216.867	146.831	1.093	359
Rio de Janeiro	4	27.986	72.512	51.942	314	257
Porto Alegre	6	74.369	169.207	127.666	471	209
Belo Horizonte	-	-	-	-	-	-
9M06 Total	**35**	**344.574**	**762.197**	**606.229**	**2.824**	**1.074**

Launches *R$ million Rossi's stake*

215
61
154
9M05
762
156
606
9M06
Growth: 393%
Partners
Rossi's stake

(1) Potential Sales Volume: (# units x price) at launch: may vary according to sales turnover

ROSSI

Launches – Breakdown 9M06

Launches by price range *in units*

Total Units Launched: 2824



2%
11%
34%
19%
34%
Launches
in units
966 0 - 200K
964 200,1 - 350K
545 350,1 - 500K
305 > 500,1K
44 Commercial

Launches by price range *in R$ mm*

R$ mm Launched: 762



1%
16%
19%
27%
37%
Launches
in R$ mm
141 0 - 200K
292 200,1 - 350K
202 350,1 - 500K
123 > 500,1K
4 Commercial

ROSSI

Contracted Sales – Potential for Growth



Contracted Sales R$ mm
(2003-2006E)
CAGR
(Rossi's stake)
2003-2006E
32,35%
269
21
248
2003
433
82
351
2004
445
113
332
2005
650
75
575
2006E
305
79
226
9M05
428
50
378
9M06
66,8%
Partners
Rossi's stake
# of units per price range
4%
3%
15%
40%
38%
Contracted Sales
in units
824 0 - 200K
765 200,1 - 350K
306 350,1 - 500K
64 > 500,1K
77 Commercial
R$ per price range
8%
2%
22%
26%
42%
Contracted Sales
in R$ mm
95 0 - 200K
178 200,1 - 350K
112 350,1 - 500K
36 > 500,1K
7 Commercial
ROSSI

Significant Growth in Land Bank

- **Land Bank distributed throughout 22 cities, showing less dependence on any specific region**
  - ✓ 3.3 million m^2 in buildable area
  - ✓ 1.7 million m^2 added since IPO
- **Potential Sales Volume (100%): R$ 4.6 billion**
  - ✓Rossi´s share: R$3.46 billion

Acquisition Form



Cash
40%
60%
Swap

Land Bank *PSV in R$ mm*



4.591
1128
3.567
939
2.066
594
1.826
500
3.463
2.628
1.472
1.326
261%
Rossi's share
Partners
Dec 05
Mar 06
Jun 06
Sep 06

ROSSI

Land Bank Distribution

Land Bank (Sep 2006) - *PSV Breakdown : by price range and by region*

Price Range ***R$ m***	**São Paulo & Metro**	**Campinas & Sumare**	**RJ & Niteroi**	**Porto Alegre**	**Other**	**Total PSV**	
up to 200K	23.325	416.981	255.716	22.172	226.832	**945.026**	**20,59%**
200,1 - 350K	1.261.515	500.699	165.314	52.014	267.601	**2.247.143**	**48,95%**
350,1 - 500K	183.756	119.896	223.180	251.040	141.373	**919.245**	**20,03%**
> 500k	209.147	14.515	89.311	-	159.773	**472.746**	**10,30%**
Commercial	-	6.324	-	-	-	**6.324**	**0,14%**
Total PSV	**1.677.743**	**1.058.415**	**733.521**	**325.226**	**795.579**	**4.590.484**	
	36,55%	**23,06%**	**15,98%**	**7,08%**	**17,33%**		

** Average estimated sales price (R$/m² of usable area) : R$ 2.250,00*

ROSSI

Agenda



Financial Information



Net Revenues R$ MM
91.3
20,95 %
110.4
3Q05
3Q06
262.2
9,07 %
286.0
9M05
9M06
Gross Income – R$ MM
25.5
27.9%
37.7
34.1%
3Q05
3Q06
77.3
29.5%
83.9
29.3%
9M05
9M06
Gross Income
Gross Margin
ROSSI

Financial Information...continued

Net Income (Adjusted) *R$ MM*

3.7
4.1%
3Q05
24.5
22.2%
3Q06
12.9
5.0%
9M05
52.5
18.4%
9M06
Net Income ● Net Income Margin

EBITDA (Adjusted) – *R$ MM*



13.0
14.3%
3Q05
17.9
16.3%
3Q06
33.8
12.9%
9M05
66.2
23.2%
9M06
EBITDA
● EBITDA Margin

ROSSI

Contracted Sales x Booked Revenues *

Period Launched	3Q06				3Q05			
	Contracted Sales		Booked Revenues		Contracted Sales		Booked Revenues	
	R$	%	R$	%	R$	%	R$	%
2006	103.078	68%	30.158	27%	-	0%	-	0%
2005	23.960	16%	23.681	21%	28.470	43%	3.278	4%
2004	13.392	9%	42.216	38%	8.346	13%	15.807	17%
2003	8.746	6%	12.160	11%	17.693	27%	47.335	52%
2002	1.492	1%	2.173	2%	12.208	18%	24.853	27%
Total	150.668	100%	110.388	100%	66.717	100%	91.273	100%

Period Launched	9M06				9M05			
	Contracted Sales		Booked Revenues		Contracted Sales		Booked Revenues	
	R$	%		%	R$	%	R$	%
2006	202.170	54%	44.579	16%	-	0%	-	0%
2005	94.450	25%	43.529	15%	90.317	40%	12.375	5%
2004	35.620	9%	113.431	40%	56.388	25%	38.462	15%
2003	36.504	10%	73.093	26%	47.552	21%	119.230	45%
2002	8.983	2%	11.341	4%	32.124	14%	92.134	35%
Total	377.727	100%	285.973	100%	226.381	100%	262.201	100%

contracted sales (*79% from 05-06 launches*) partially reflected in income statement

* Rossi´s share of contracted sales and booked revenues

ROSSI

Backlog Breakdown

Backlog *(as of Sep 2006)*

	sept-06	sept-05	Var (%)	jun-06	mar-06
Revenues to be recognized	436.315	312.368	39,7%	388.364	351.699
Cost of real estate sold	(284.731)	(214.131)	33,0%	(247.411)	(223.835)
Profits to be recognized	151.584	98.237	54,3%	140.953	127.864
Backlog Margin	34,7%	31,4%	10,5%	36,3%	36,4%

ROSSI

Indebtedness

	3Q06	2Q06	Var (%)
Indebtedness - Short Term			
Construction Financing	57.719	74.442	-22,50%
Working Capital Facilities	2.251	2.078	8,30%
Indebtedness - Long Term			
Construction Financing	67.754	24.000	182,30%
Working Capital Facilities	-	506	-100,00%
Total Debt	**127.724**	**101.026**	**26,40%**
Cash Position			
Cash and Cash Equivalents	8.527	12.504	-31,80%
Investments - short term	431.359	541.520	-20,30%
Investments - long term	1.768	1.817	-2,70%
Total Cash Position	**441.654**	**555.841**	**-20,50%**
Net Debt	**-313.930**	**-454.815**	**-31,00%**

ROSSI

Guidance – Excellent Growth Outlook

	2006	2007
Revenues *R$MM**	400 - 430	550 - 650
Launches *R$MM**	850 - 950	1.300 - 1.450
Contracted Sales *R$MM**	575	1.000 - 1.100
Backlog Margins %	34 - 36	35 - 37
Gross Margins %	30 - 32	34 - 36
EBITDA Margins %	11 - 13	15 - 17

* Account exclusively for Rossi´s share



Agenda



ROSSI

Shareholder Structure

Pre-Equity Offering *Feb 2006*



Post-Equity Offering (1)



Free Float
8,53%
Controlling Shareholders
91,47%
Free Float
56,59%
43,41%
Controlling Shareholders

48,351,814 shares



78,851,814 shares

After the equity offering, the free float increased to 56,59%

(1) Includes 15% Greenshoe Exercise

ROSSI

Company Overview

Breakdown by Products *Sept 30, 2006*

Average Unit Price (R$ in thousand)	Segment	Products	%
> 500	Luxury	Amerika	8%
350–500	Upper	Noblesse, Iguatemi Corporate	26%
200–350	Middle Upper	casas d'italia	42%
60–200	Lower / Middle	Villa Flora	22%

Middle Upper + Lower / Middle: 64%

Tailor-made ↔ Construction Technology Intensive

Note: % of pre-sales contracts in R$
2% = Commercial

Backlog Margins by Segment

Sales Price (R$)	Gross Margin %
Commercial	44,70%
up to 200K	33,90%
200,1-350K	36,50%
350,1-500K	35,60%
> 500k	34,50%

ROSSI

Main Activities

Net Revenues - 2005
R$ 404 million

95%

5%

Residential Development [1]

- Focus on project development (vertical and horizontal) for all income segments, with a greater approach towards lower middle / middle upper housing throughout 22 cities (7 states) in Brazil
- 18 launches in 2005, totaling R$ 304 milion in potential sales volume (R$ 606 million in 9M06)
- Contracted Sales of R$ 332 million in 2005 (R$ 378 million in 9M06)
- Land Bank with 3.3 million m^2 to be launched, representing a potential sales volume of R$ 4.6 billion

Commercial Development

- Projects taken out by opportunity in diverse markets
- Expertise in both vertical (triple A building in POA) and horizontal (Praça Capital (CPS)
- Average Contracted Sales: 3-5% of overall sales volume

ROSSI

(1) Overall Figures account only for Rossi's share

Business Model: *Working Capital Efficiency*

Land Acquisiton

- Swap Agreements (60%)
  - ✓ reduction in opportunity costs
  - ✓ boosting of project IRR
  - ✓ falling cash outlays

Construction

- Construction partly financed by customers
  - ✓17% of unit price cashed in before start of construction
  - ✓44% of unit price cashed in at time of key delivery
- Close to 80% of units sold before start of construction
- Construction financing (SFH [1] funds @ TR + 11% p.a.)
- Construction costs locked in: monthly PMTs adjusted by construction inflation (INCC) [2]

Post-Key Securitization

- Repayment of construction financing through securitization of receivables originated by the project
  - ✓True sale with cash in at par
  - ✓Free cash flow plowed back into a new project

(1) Brazilian mortgage financing system backed by savings deposits: TR @ 2.9% p.a. in 2005
(2) *Índice Nacional da Construção Civil:* Construction Inflation Index

ROSSI

Major Accomplishments Since Offering *Feb. 2006*



Significant Growth in Land Bank
Expansion of Management Team & IT Platform (SAP)
Growth through Geographical Expansion
ROSSI
Resources at P
Sales Team
Growth Through Partnerships / Joint Ventures

ROSSI

Growth Through Geographical Expansion

- Presence in 22 cities (7 states) within the main metropolitan regions
  - FYE 06 projects 26 cities
- Regional offices - best knowledge of local markets
- Regional diversification helps to minimize and hedge against supply and demand cycles

Region	Urban Centers
Greater São Paulo [1] 46%	São Paulo Osasco São Caetano do Sul Santo André Santana do Parnaiba Guarulhos
Vale do Paraiba / Coast [1] 4%	Guarujá Santos Jacareí São José dos Campos
Campinas 20%	Campinas Sumaré Ribeirão Preto Sorocaba [1] São Carlos
Porto Alegre 15%	Porto Alegre (RS) Curitiba (PR) Florianópolis (SC)
Rio de Janeiro 15%	Rio de Janeiro (RJ) Niterói Vitória (ES)
Belo Horizonte	Belo Horizonte (MG)

(% of pre-sales;3-year average)
(1) Regions covered by São Paulo Regional Office


zonte
06
Rio de Janeiro
2001
o Paulo
1980

ROSSI

Boosting Core Markets: Low / Middle Income Segments


Housing Deficit
CAGR +3.3%
Rural
Urban
Units in millions
8
7
6
5
4
3
2
1
0
5.4
7.2
1991
2000
Income Segments in Brazil
Consumption
A/B
> 10 min wages - US$ 1,240
52%
C
30%
4 – 10 min wages
US$ 500 - US$ 1,240
28%
< 4 min wages - US$ 500
D/E
51%
20%
47m households
Housing Deficit in Rossi's Target Area
DF
MS
MG
ES
SP
RJ
PR
SC
RS
Rossi's Target Area

- Housing deficit in the Rossi's target markets: 3.3 million units

Rossi's target area represents:

- 80% of the Brazilian GDP
- 60% of country's population
- GDP per capita 30% higher than the country's average
- 46% of total housing deficit

Source: Fundação João Pinheiro - 2000, Losango
(1) SECOVI - Estimates in 2000
(2) IBGE - Growth rate during the period 1991 - 2000

Growth Through Partnerships / Joint Ventures

✓4 joint ventures established along with other developers in regions where Rossi was either absent or lacking a more extensive product mix

	% Rossi	City / State	Segment	Nº of projects	PSV in 12 months
Melnick Construções	50%	Porto Alegre	High End	3	80
Kallas	70%	São Paulo	Medium High	2	200
Alicerce	50%	Belo Horizonte	All	4	100
Thá	70%	Paraná & Santa Catarina	All	6	200
Total				15	580

ROSSI

Sales Team – *Rossi Vendas*

Rossi Vendas will focus in ramping up sales turnover and zeroing in pre-delivery inventories

- ✓Rossi is establishing an interface to better monitor its customer management, thus consistently building up client relationship activities
- ✓Our expertise shows that a homebuyer´s dream begins at the very moment he makes the option for Rossi
  - ✓ From this point on it is essential to have our clients as our most relevant asset
- ✓Rossi Vendas is a pilot test for the city of São Paulo, extendable to other regions should results be satisfactory
- ✓Rossi Vendas will have the following core activities:
  - ✓Inventories (6 months post launchings): full focus on speeding up sales turnover so as to not carry the burden of finished inventories by the time of project delivery
  - ✓E-commerce channel: web based vehicle with trained team to help enrich homebuyer´s experience when home-shopping with us

Pre Sales Breakdown by Brokerage Company *9M06*



8%
5%
10%
40%
12%
25%
Lopes
Abyara
Patrimóvel
Capucci Bauer
Dirani
Others

ROSSI

Expansion of Management Team & IT Platform (SAP)

Rossi has reinforced its management teams to better reflect growth opportunities

- ✓Hired 30 new staff, notably in the areas of IT, Human Resources and New Business Development
- ✓Expanded operations to Minas Gerais through a regional office in Belo Horizonte
  - ✓As Rossi takes out opportunities in the Belo Horizonte, Brasília and Campo Grande markets, team should be progressively built up
- ✓IT Platform (SAP) being upgraded to generate additonal controlling reports as operation grows



ROSSI

The Rossi Advantage

The Right Time

- Decrease in interest rates
- Credit expansion
- Mortgage terms increasing

The Right Product Mix

- Leader in middle-income residential developments
- Flexibility to adjust portfolio mix to market cycles
- Exposure to different markets


ROSSI

The Right Place

- Geographic diversification through presence in 22 cities
- Presence in regions with large housing deficit and economic growth
- Regional offices extend the knowledge of local markets

The Right Management

- Experienced management team
- SAP - Integrated operations
- Ability to manage wide portfolio of developments
- Strong brand recognition

Foundations Behind a Successful Model



Decentralized Operations - 5 Regional Offices
Successful Development
Centralized Controls and Financial Management
Partnerships with Local Developers

- Over 30 officers with more than 15 years experience in real estate sector
- Fully implemented cutting-edge technology (SAP)

Typical Real Estate Project



Land Acquisitio
Project Launch
Start of Constructio
Key Delivery
1
6
12
24
42
162
Prospecting for Land Areas
Market Surveys
Business Analysis
Product Development
Legal Approvals
Registrations
Marketing Campaign
Sales Strategy
City Govt. Project
Financing Approval
Sales
Credit Score
Portfolio Management
Executive Projects
Contracting of Financing
Construction
Portfolio Management
Sales
Arrangements for customer financing
Assignment for Bank Financing (up to 20 years)
Securitization (Up to 20 years
ROSSI

A Typical Rossi Project



Launch
Go Ahead
Delivery
Securitization
Construction

	0M	6M	12M	18M	24M	30M	36M
Accumulated Pre-Sales (a)	0%	60%	80%	85%	90%	95%	100%
% Budgeted Costs (b)	0%	20%	29%	56%	86%	100%	100%
Revenues Recognized (a x b)	0	12%	23%	48%	78%	95%	100%
% PMTs Received	-	8%	17%	24%	33%	44%	100%

Assumptions

(1) Potential Sales Volume: R$ 100 million (nominal)
(2) Land Swap: R$ 15 million
(3) Does not include any financial revenues (INCC) during construction



ROSSI

Financing Flows in a Typical Project



With Construction Financing
Without Construction Financing
2.200.000
1.950.000
1.700.000
1.450.000
1.200.000
950.000
700.000
450.000
200.000
(50.000)
(300.000)
(550.000)
(800.000)
(1.050.000)
(1.300.000)
(1.550.000)
(1.800.000)
(2.050.000)
(2.300.000)
(2.550.000)
• 30% of the Construction completed
• 80% of Units Sold
Intensive use of Capital to expand Growth
Months
Purchase of Land
Commercial Launch
Start of Construction
Completion of Construction
Delivery of the keys
Secutirization
Investment financed with Working Capital

Contact IR

Rossi Residencial S.A.

Address: Av. Major Sylvio de Magalhães Padilha, 5200, Miami Building, 4th floor
Jardim Morumbi - São Paulo – SP – 05693-000
Brazil

Sérgio Rossi

Investor Relations Officer

Phone: +55 (11) 3759-7232
Fax : +55 (11) 3759-0559
e-mail : sergiorossi@rossiresidencial.com.br

www.rossiresidencial.com.br




ROSSI

Company's Presentation

2Q06














RECEIVED
2009 JAN -3 A 11:35


ROSSI

Forward-looking Statements

Notice – Data and Outlook

- The material shown is a presentation of general information about Rossi Residencial S.A.'s record until the present date. It's a summary of the information with no intention of being complete, that should not be taken under consideration by potential investors as a recommendation. We make no statements nor guarantee the correctness, the conformity or the scope of the following information and any investment decision should not be based on them.

- Although ROSSI believes in the expectation and assumption contained on this statement, as well as the prospective information to be reasonable and also based on current data available to its management, ROSSI could not guarantee results nor future events. ROSSI fully exempts itself from the duty of updating any one of the prospective statement and information.


ROSSI

1. Highlights

2. Financial Information

3. Closing Remarks



Highlights

- 118% increase in launches in 1H06 vs 1H05
  - 178% increase of Rossi's share
- 25% increase in contracted sales in 1H06 vs 1H05
  - 42% increase in Rossi's share
- Land Bank - R$ 3.6 billion
  - Rossi's share corresponds to R$ 2.6 billion
- New partnerships in Curitiba and Belo Horizonte
- Exclusive sales team




ROSSI

Launches



PSV - in R$ million
156.1
339.7
388.9
513.3
395.5
150.0
Rossi
104.9
327.8
Rossi
291.5
118%
178%
2001
2002
2003
2004
2005
1H05
1H06

ROSSI

Launches breakdown


Per Regional Office
42%
45%
29%
16%
3%
31%
27%
9%
São Paulo
Campinas
Porto Alegre
Rio de Janeiro
2005
1H06

ROSSI

Launches breakdown


Per Price
18%
17%
49%
41%
0%
37%
22%
3%
11%
1%
Until R$ 200,000
Between R$ 200,100 and R$ 350,000
Between R$ 350,100 to R$ 500,000
Above R$ 500,100
Commercial Property
2005
1H06

ROSSI

Launches

Launches in 1H06	PSV (R$ 000)	Usable Area (m^2)	Number of units	% Rossi's share	% Sold	PSV Rossi's share
São Paulo and Metropolitan Region						
Gran Vita - Osasco	35,632	15,674	152	100.0%	70%	35,632
Vivanti-Ch.Sto.Antonio	33,403	12,414	80	100.0%	26%	33,403
Risevato Alto da Lapa	43,655	16,701	112	100.0%	0.0%	43,655
Authentique	36,235	19,722	140	70.0%	0.0%	25,364
Campinas and Sumaré	-					
Condominio das Violetas	3,708	3,445	58	100%	53%	3,708
Condominio das Camomilas	5,038	4,743	80	100%	29%	5,038
Praça Capital III	4,282	1,811	44	70%	82%	2,997
Jardins de Italia	18,970	10,979	192	100%	18%	18,970
Ruas da Villa Townhouse I	3,059	1,914	12	100%	8%	3,059
Ruas da Villa Townhouse II	3,070	1,914	12	100%	17%	3,070
Ruas da Villa Eco Residenza	12,739	6,441	40	100%	40%	12,739
Porto Alegre	-					
Terra Mater	45,644	25,556	119	75%	89%	34,233
Fascino	10,796	4,147	10	70%	40%	7,557
Allure	43,592	19,656	204	100%	0%	43,592
Rio de Janeiro	-					
Porto Central	9,041	5,064	79	100%	71%	9,041
Garden Up	18,904	8,060	100	50%	78%	9,452
Total	**327,768**	**158,241**	**1,434**	**89%**	**36%**	**291,511**


ROSSI

Contracted Sales – per period



Sales - in R$ million
2001 – 2005
CAGR = 38%
123.0
257.7
268.7
433.4
444.5
209.2
Rossi
159.7
261.6
Rossi
227.1
25%
42%
2001
2002
2003
2004
2005
1H05
1H06

ROSSI

Contracted Sales Breakdown

Per Regional Office



52%
34%
33%
14%
8%
25%
6%
27%
São Paulo
Campinas
Porto Alegre
Rio de Janeiro
2005
1H06

ROSSI

Contracted Sales Breakdown


Per Price
22%
30%
42%
39%
4%
18%
21%
10%
11%
3%
Until R$ 200,000
Between R$ 200,100 and R$ 350,000
Between R$ 350,100 to R$ 500,000
Above R$ 500,100
Commercial Property
2005
1H06

ROSSI

Land Bank – m²

TOTAL BUILDABLE AREA in m²......2.7MM

USABLE AREA in m² (+/- 60%)..................1.6MM

Total buildable area (m^2)	Metropolitan Region of São Paulo	Campinas and Sumaré	Rio de Janeiro and Niterói	Porto Alegre	Curitiba	Other cities	TOTAL
As of June 30, 2006	1,175,083	669,686	456,043	70,014	20,591	285,151	2,676,569
Until R$ 200,000	28,031	209,265	157,320	15,130	-	193,856	603,602
From R$ 200,100 to R$ 350,000	793,442	205,600	151,998	54,884	20,591	72,019	1,298,534
From R$ 350,100 to R$ 500,000	251,316	154,254	101,418	-	-	19,276	526,264
Above R$ 500,100	102,295	5,977	45,308	-	-	-	153,580
Commecial Property	-	4,590	-	-	-	-	4,590


ROSSI

Land Bank – R$ thousand

TOTAL POTENTIAL PSV...................*R$3.6 billion*

POTENTIAL PSV *Rossi's share (72%)...R$2.6 billion*

Average sales price estimated (*R$/m² usable area*)...R$2,250.00

Estimated PSV	Metropolitan Region of São Paulo	Campinas and Sumaré	Rio de Janeiro and Niterói	Porto Alegre	Curitiba	Other cities	TOTAL
As of June 30, 2006	1,316,569	905,044	824,158	117,779	34,221	368,719	3,566,490
Until R$ 200,000	23,325	344,923	271,564	22,172	-	226,832	888,817
From R$ 200,100 to R$ 350,000	638,290	304,910	210,919	95,607	34,221	103,426	1,387,372
From R$ 350,100 to R$ 500,000	440,990	239,916	199,195	-	-	38,461	918,562
Above R$ 500,100	213,964	9,338	142,480	-	-	-	365,781
Commercial Property	-	5,957	-	-	-	-	5,957


ROSSI

Land Bank – performance


Land Bank - in R$ MM
1,826
500
1,326
2,066
594
1,472
3,567
939
2,628
Dec'2005
Mar'2006
Jun'2006
Rossi Share
Partners

ROSSI

Joint Venture

- **Grupo THÁ – Curitiba PR**

  The Company announced a joint venture with Grupo THÁ (Curitiba – PR), to operate exclusively in the states of Paraná and Santa Catarina, through which 6 new projects, totaling R$ 200.0 million, will be launched within the next 12 months. The agreement grants Rossi first refusal in Grupo THÁ's future business undertakings.

- **Alicerce – Belo Horizonte MG**

  More recently, we formed a similar joint venture with Alicerce Empreendimentos, to operate exclusively in Belo Horizonte – MG. The agreement envisages four projects, with a joint PSV of R$ 100 million.


ROSSI

Sales Team

This quarter the Company concluded the setting of its sales team, exclusively focused on selling Rossi's developments.

The team, with 23 real estate brokers, aims to maintain the units sales liquidity after six months from the launch date.



FINANCIAL INFORMATION



ROSSI

Financial information



Net Revenue - R$ MM
170.9
175.6
1H05
1H06
Gross Income - R$ MM
30.3%
26.3%
51.8
46.2
1H05
1H06
Gross Income
Gross Margin
Net Income (Adjusted)
R$ MM
28.0
9.3
5.4%
15.9%
1H05
1H06
Net Income
Net Margin
EBITDA (Adjusted)
R$ MM
12.2%
10.9%
20.9
19.1
1H05
1H06
EBITDA
EBITDA Margin

ROSSI

Contracted Sales x Booked revenues

Year	2Q06 Contracted sales	%	Booked revenues	%	1S06 Contracted sales	%	Booked revenues	%
2006 Launches	64,311	50%	8,773	10%	119,275	46%	14,421	8%
2005 Launches	34,263	26%	11,393	13%	76,544	29%	19,848	11%
2004 Launches	10,569	8%	37,199	41%	24,529	9%	71,215	41%
2003 Launches	15,082	12%	24,263	27%	33,410	13%	60,933	35%
2002 Launches	5,669	4%	8,747	10%	7,827	3%	9,168	5%
Total	**129,894**	**100%**	**90,375**	**100%**	**261,585**	**100%**	**175,585**	**100%**

76% (2006 + 2005 Launches, 2Q06 contracted sales)

78% (2004 + 2003 + 2002 Launches, 2Q06 booked revenues)

75% (2006 + 2005 Launches, 1S06 contracted sales)

81% (2004 + 2003 + 2002 Launches, 1S06 booked revenues)



ROSSI

Source of sales and Booked revenue – 1H06


Sales versus Revenues
75%
25%
Launches in
2005 e 2006
19%
81%
Sales
Revenues

Profit to be recognized

	2Q05	1Q06	2Q06	2Q05 x 2Q06	1Q06 x 2Q06
Revenue to be recognized	349,455	351,699	388,364	11.1%	10.4%
Costs of units sold	(234,069)	(223,835)	(247,411)	5.7%	10.5%
Profit to be recognized	115,386	127,864	140,953	22.2%	10.2%
Margin - REF	33.0%	36.4%	36.3%		

ROSSI

Net Debt

Indebtedness	2Q06	1Q06	Chg (%)
Indebtedness - Short term			
Financing for construction	74,442	67,974	9.5%
Loans - working capital	2,078	1,882	10.4%
Indebtedness - Long term			
Financing for construction	24,000	25,159	-4.6%
Loans - working capital	506	1,059	-52.2%
Total debt	101,026	96,074	5.2%
Cash position			
Cash and cash equivalents	12,504	13,653	-8.4%
Investments - short term	541,520	574,626	-5.8%
Investments - long term	1,817	1,816	0.1%
Total cash position	555,841	590,095	-5.8%
Net Debt	-454,815	-494,021	-7.9%


ROSSI

CLOSING REMARKS


ROSSI

Promising Results

A question of time:

- **Start-up of the development of the recent launches;**
- **Continuity of the launch plan;**
- **Scale economy and fixed costs;**
- **Business generated by recent joint ventures.**


ROSSI



Why Rossi?

The Right Time

- Interest decrease
- Credit expansion
- Maturity extension
- Higher demand for new property

Adequate Product Mix

- Leadership at the Middle Class Segment
- Flexibility to adjust according to demand
- Exposure to different markets


ROSSI

The Right Place

- Geographic diversification
- Presence in regions with high housing deficit
- Deep local knowledge – regional offices

Experienced Management

- 30 executives with, at least, 30-year experience in the sector
- SAP / Integrated operations
- Capacity of managing a high number of projects
- Strong market acknowledgment


ROSSI

APPENDIX

Geographical diversification

- Regional offices in Porto Alegre, São Paulo, Campinas (SP), Rio de Janeiro, and Belo Horizonte.
- Projects in 20 of the main Brazilian cities (Rio de Janeiro, Niterói, São Paulo, Guarulhos, Guarujá, Santos, Praia Grande, São José dos Campos, Santo André, São Caetano do Sul, Osasco, Santana do Parnaíba, Sorocaba, Jacareí, Campinas, São Carlos, Ribeirão Preto, Sumaré, Curitiba and Porto Alegre).
- Expansion plans focused at the States of Minas Gerais, Espírito Santo, Bahia, Santa Catarina, Goiás and the Federal District, consolidating the Company's operations within the country.
- Hired (April / 2006) the Regional Officer for market development – Brasília and Belo Horizonte.



Regional offices
States of operations
Projects under development

ROSSI

A Typical Project



Commercial Launch
Incorporation Confirmation
Start up of the projects
Keys delivery
End of receivables
CONSTRUCTION
Repass

	Launch	6th Month	12th Month	18th Month	24th Month	30th Month	36th Month
Accumulated sales %	0%	60%	80%	85%	90%	95%	100%
Cost Incurred in construction %	-	-	5%	41%	82%	100%	100%
Booked revenues %	-	14%	25%	47%	77%	100%	100%
Receivables %	-	8%	17%	24%	33%	44%	100%

ROSSI

Cash Flow for a Typical Project



With financing for development
Without financing for development
2.200.000
1.950.000
1.700.000
1.450.000
1.200.000
950.000
700.000
450.000
200.000
(50.000)
(300.000)
(550.000)
(800.000)
(1.050.000)
(1.300.000)
(1.550.000)
(1.800.000)
(2.050.000)
(2.300.000)
Purchase of the site
Commercial Launch
Beginning of the development
Conclusion of the developments
Delivery of the keys
Securitization
Months
• 30% of developments completed
• 80% of units sold
Intensive use of capital for expanding growth
Investment financed by own cash or debt
ROSSI

1Q06 Earnings Results Conference Call
















ROSSI

Forward Looking Statements

Notice – Information and Outlook

- The material shown is a presentation of general information about Rossi Residencial S.A.'s record until the present date. It's a summary of the information with no intention of being complete, that should not be taken under consideration by potential investors as a recommendation. We make no statements nor guarantee the correctness, the conformity or the scope of the following information and any investment decision should not be based on them.

- Although ROSSI believes in the expectation and assumption contained on this statement, as well as the prospective information to be reasonable and also based on current data available to its management, ROSSI could not guarantee results nor future events. ROSSI fully exempts itself from the duty of updating any one of the prospective statement and information.


ROSSI

Agenda

1. Company's Highlights
2. Performance – 1st Quarter 2006
3. Financial Information
4. Closing Remarks




ROSSI

History

- In 1980, Grupo Rossi established Rossi Residencial, which enabled a new focus to the group's activities in the real estate market. Since then, Rossi Residencial became the leader, operating in all real estate segments and in several Brazilian regions.



1980
Establishment of Rossi Residencial
1992
Plano 100 Launch
1996
Launch of the Vida Nova Product Line
1997
IPO: Listing at Bovespa and NYSE
1999
Launch of a new concept for housing: Villa Flora
2000
Beginning of the corporate restructuring per region. Implementation of the SAP system.
2002
Acquisition of America Properties
2003
Issuance of R$80 million in shares and adhesion to Bovespa's Corporate Governance Level 1
2006
Public Offering above R$1 billion and adhesion to Bovespa's Novo Mercado
ROSSI

Ownership Structure

After the IPO

Free Float
56.59%

78,851,814 Shares


ROSSI

Shares Price and Traded Volume Performance



160.000.000
140.000.000
120.000.000
100.000.000
80.000.000
60.000.000
40.000.000
20.000.000
35,00
30,00
25,00
20,00
15,00
10,00
5,00
3-jan-05
14-jan-05
17-fev-05
14-mar-05
31-mar-05
15-abr-05
28-abr-05
13-mai-05
13-jun-05
2-ago-05
19-ago-05
9-set-05
22-set-05
6-out-05
14-out-05
21-out-05
28-out-05
7-nov-05
17-nov-05
24-nov-05
1-dez-05
8-dez-05
15-dez-05
22-dez-05
29-dez-05
6-jan-06
13-jan-06
20-jan-06
30-jan-06
6-fev-06
13-fev-06
20-fev-06
1-mar-06
8-mar-06
15-mar-06
22-mar-06
29-mar-06
5-abr-06
12-abr-06
20-abr-06

ROSSI

PERFORMANCE – 1Q06

Excellent Growth History

Contracted Sales – in R$ (million)



123,0
257,7
268,7
433,4
444,5
2001 – 2005
CAGR = 38%
2001
2002
2003
2004
2005
80,6
131,7
63%
1Q05
1Q06

ROSSI

Contracted Sales Segmentation

Per Region



Year 2005
1st Quarter 2006
52%
29%
33%
15%
8%
34%
6%
22%
SÃO PAULO
CAMPINAS
PORTO ALEGRE
RIO DE JANEIRO

ROSSI

Contracted Sales Segmentation

Per Property Price

Year 2005

Comm.
11%
above
R$ 500,1 thousand
21%
from R$ 350,1
thousand to
R$ 500,0 thous
4%
from R$ 200,1
thousand to R$ 350,0
thousand
42%

1st. Quarter 2006

Com.
4%
above R$500,100
8%
from R$ 350,100 to R$
500,000
36%
from R$ 200,100 to R$
350,000
39%



ROSSI

Launches

Launches 1Q06	TLV (R$ 000)	Usable area (m^2)	Number of units	% - Rossi's Share	% Sold	TLV Rossi's share
Metropolitan Region of São Paulo						
Gran Vita Parque Club	35,632	15,674	152	100.0%	23.7%	35,632
Porto Alegre						
Terra Mater Club House	45,644	25,556	119	75.0%	83.2%	34,233
Campinas and Sumaré						
Praça Capital - Fase III	4,282	1,811	44	70.0%	75.0%	2,997
Condominio das Violetas	3,708	3,445	58	100.0%	27.6%	3,708
Condominio das Camomilas	5,038	4,743	80	100.0%	7.5%	5,038
TOTAL	94,303	51,229	453	86.5%	54.1%	81,608


ROSSI

Launches



TLV - (R$ million)
156,1
339,7
388,9
513,3
395,5
5,8
94,3
2001
2002
2003
2004
2005
1Q05
1Q06

HISTORY OF THE LAUNCHES SHCEDULE

	2002	2003	2004	2005	Average
1Q.	**1.9%**	**7.5%**	**22.0%**	**1.5%**	**8.2%**
2Q.	32.4%	33.1%	12.4%	36.4%	28.6%
3Q.	19.3%	54.4%	3.1%	16.4%	23.3%
4Q	46.4%	5.0%	62.5%	45.7%	39.9%

ROSSI

Landbank

Total constructible area (m^2)	Metropolitan Region of São Paulo	Campinas and Sumaré	Rio de Janeiro and Niterói	Porto Alegre	Curitiba	Other cities	TOTAL
In December 2005	1,084,086	162,352	160,996	75,033	20,591	64,111	1,567,170
(+) Acquisitions	(48,410)	63,461	182,735	27,385	-	5,714	230,885
(-) Launches	(25,694)	(11,973)	-	(28,182)			(65,849)
On March 31, 2006	1,009,982	213,840	343,731	74,236	20,591	69,825	1,732,206

ROSSI

FINANCIAL INFORMATION

Net Indebtedness

Indebtedness	1Q05	1Q06	Chg (%)
Indebtedness – Short Term:			
Construction financing	43,229	67,974	57.2%
Loans – Working capital	30,381	1,882	-93.8%
Indebtedness – Long Term:			
Construction financing	22,932	25,159	9.7%
Loans – Working capital	10,148	1,059	-89.6%
Total Indebtedness	**106,690**	**96,074**	**-10.0%**
Cash and Cash Position:			
Cash and banks	3,696	13,653	269.4%
Short Term Investments	10,628	574,626	5,306.7%
Long Term Investments	4,111	1,816	-55.8%
Total Cash Position	**18,435**	**590,095**	**3,100.9%**
Net Debt	**88,255**	**-494,021**	


ROSSI

Solid Financial Positioning

Net Debt – in R$ (MM)



1.6 x
6,1
50,8
2.8 x
102,9
3.4 x
150,8
(490,8)
2002
2003
2004
2005
1Q06
Net Debt
Net Debt / EBITDA 12M

Receivables X Development Costs – in R$ (MM)

35%



Construction Cost
Long Term



ROSSI

Balance Sheet

Balance Sheet

ON MARCH 31, 2006 AND IN DECEMBER 2005 (in thousand reais)

ASSETS	Mar-06	AV%	Dec-05	AV%
CURRENT ASSETS				
Cash and Banks	13,653	1.0	9,641	1.2
Short term investments	574,626	42.3	6,108	0.8
Customers	133,914	9.8	149,651	18.9
Inventories	302,473	22.2	299,226	37.7
Prepaid expenses	23,711	1.7	28,244	3.6
Sundry receivables	53,736	4.0	47,780	6.0
	1,102,113	**81.1**	**540,650**	**68.1**
LONG TERM ASSETS				
Customers	172,495	12.7	183,304	23.1
Long term investments	1,816	0.1	2,133	0.3
Judicial deposits	28,841	2.1	28,373	3.6
Deferred social contributuion and income tax	47,349	3.5	29,813	3.8
Associated companies	-	-	4,508	0.6
Other receivables	-	-	182	0.0
	250,501	**18.4**	**248,313**	**31.3**
PERMANENT ASSET				
Investments	3,401	0.3	1,484	0.2
Fixed	1,695	0.1	1,757	0.2
Deffered	2,009	0.1	1,676	0.2
	7,105	**0.5**	**4,917**	**0.6**

LIABILITY	Mar-06	AV%	Dec-05	AV%
CURRENT LIABILITIES				
Financing	69,856	5.1	121,938	15.4
Suppliers	12,645	0.9	11,118	1.4
Wages and payroll chrages	3,317	0.2	3,551	0.4
Taxes and contributions receivables	7,304	0.5	11,346	1.4
Land payable	40,440	3.0	45,799	5.8
Dividend payable	4,797	0.4	4,796	0.6
Associated companies	-	-	37,701	4.7
Advance to customers	18,310	1.3	34,751	4.4
Other payables	25,119	1.8	16,799	2.1
	181,788	**13.4**	**287,799**	**36.3**
LONG TERM LIABILITIES				
Financing	26,218	1.9	18,643	2.3
Land payable	75,211	5.5	85,908	10.8
Taxes and contributions receivables	26,993	2.0	27,356	3.4
Deferred social contributuion and income tax	19,314	1.4	15,098	1.9
Associated companies	-	-	28,076	3.5
	147,736	**10.9**	**176,081**	**22.1**
MINORITY INTEREST	-	-	38,352	4.8
Shareholder's equity				
Capital stock	445,117	32.7	230,732	29.1
Capital reserve	548,115	40.3	-	-
Statutory reserve	5,902	0.4	5,902	0.7
Profit retention reserve	56,014	4.1	56,014	7.1
Period result	(24,953)	(1.8)	-	-
	1,030,195	**75.8**	**292,648**	**36.9**


ROSSI

Income Statement

ROSSI RESIDENCIAL S.A.
RESULT STATEMENT
(in R$ thousand)

	Mar-06	AV%	Mar-05	AV%
GROSS OPERATING REVENUE				
Real state and services sales	87,745	103	85,615	103
Sales deduction	(2,535)	(3)	(2,861)	(3)
Operating net income	85,210	100	82,754	100
REAL STATE AND SERVICES SALES COST	(59,667)	(70)	(57,148)	(69)
Gross profit	25,543	30	25,606	31
(EXPENSES) OPERATING INCOME				
Administrative	(8,013)	(9)	(7,579)	(9)
Commercial	(9,827)	(12)	(9,304)	(11)
Financial Income	20,552	24	18,951	23
Financial expenses	(18,808)	(22)	(19,387)	(23)
Other Operating Income (Expenses)	13	0	16	0
Operational profit (Loss)	9,460	11	8,303	10
(EXPENSES) NON OPERATING INMCOME	(46,870)	(55)	(130)	(0)
RESULT BERORE TAXATION AND INTEREST	(37,410)	(44)	8,173	10
INCOME TAX AND SOCIAL CONTRIBUTION	12,457	15	(1,354)	(2)
NET PROFIT (LOSS) BEFORE MINORITY INTEREST	(24,953)	(29)	6,819	8

ROSSI

Cash Flow

CASH FLOW STATEMENTS ON MARCH 31, 2006 AND 2005
(in thousand reais)

	Consolidated	
	2006	2005
OF THE OPERATING ACTIVITIES		
Net profit (loss)	(24,953)	6,819
Adjustments to the net profit (loss)		
Depreciation and amortization	218	399
Interest in a controlled company	-	-
Goodwill amortization	(729)	167
Deffered income tax and social contribution	(12,977)	1,000
Net interests and financing charges	(5,692)	(15,353)
Adjusted net profit	(44,133)	(6,968)
Variation on asstes and liabilities		
Customers	6,713	3,151
Real state to be sold	(28,505)	(9,022)
Prepaid expenses	201	(1,367)
Advance for suppliers	1,196	821
Customers pass on	(2,796)	(310)
Accounts receivables	(13,362)	(600)
Judicial deposits	(744)	(41)
Accounts payable for land acquisition	3,406	3,541
Accounts payable	(25,722)	187
Taxes and contribution	(2,542)	(3,571)
Advance from customers	(13,873)	(6,059)
Others	4,380	9,890
Net cash deriving from operating activities	(115,781)	(10,348)


ROSSI

Cash Flow

	Consolidated	
	2006	2005
OF INVESTMENTS ACTIVITIES		
Investments increase	-	-
Capital contribution in maneuver	(28,797)	14,592
Minority interest	-	2,735
Fixed asset acquisition	(47)	(209)
Softwares acquisition and development	(442)	(107)
Net cash deriving from investments activities	(29,286)	17,011
OF FINANCING ACTIVITIES		
Capital increase	214,385	-
Goodwill on shares issuing	548,115	-
Debt		
Funding	41,876	24,600
Amortization	(83,660)	(32,269)
Financial activities net flow	720,716	(7,669)
Net increase (decrease) of cash	575,649	(1,006)
CASH, BANKS AND FINIANCING INVESTMENTS		
At the beginning of the period	12,629	21,471
At the end of the period	588,278	20,465


ROSSI

CLOSING REMARKS

Why Rossi?

The Right Time

- Interest decrease
- Credit Expansion

Adequate Product Mix

- Leadership at the Middle Class Segment
- Flexibility to adjust according to demand
- Exposure to different markets


ROSSI

The Right Place

- Geographical diversification
- Present in areas with high housing deficit
- Regional offices with great local knowledge

Experienced Management

- 30 executives with, at least, 30-year experience in the sector
- SAP / Integrated operations
- Capacity of managing a high number of projects
- Strong market acknowledgment


ROSSI

ATTACHMENTS


ROSSI

Geographical Diversification

- Regional offices in São Paulo, Rio de Janeiro, Porto Alegre and Campinas.
- Projects in 19 of the main Brazilian cities (Rio de Janeiro, Niterói, São Paulo, Guarujá, Santos, Praia Grande, São José dos Campos, Santo André, São Caetano do Sul, Osasco, Santana do Parnaíba, Sorocaba, Jacareí, Campinas, São Carlos, Ribeirão Preto, Sumaré, Curitiba and Porto Alegre).
- Expantion plans focused at the States of Minas Gerais, Espírito Santo, Bahia, Santa Catarina, Goiás and Federal District, consolidating the Company's operations within the country.
- Hired (on April / 2006) Regional Officer for the development of new markets – Brasília and Belo Horizonte.


Regional Offices
States where we operate
Projects on going

ROSSI

A Typical Project



Commercial Launch
Incorporation Confirmation
Construction Start
Delivery of Keys
End of Receivables
CONSTRUCTION
Repass
ROSSI

	Launch	6th Month	12th Month	18th Month	24th Month	30th Month	36th Month
Accumulated Sales %	0%	60%	80%	85%	90%	95%	100%
Cost Incurred %	-	-	5%	41%	82%	100%	100%
Appropriated Revenues %	-	14%	25%	47%	77%	100%	100%
Collection %	-	8%	17%	24%	33%	44%	100%

Cash Flow for a Typical Project



With Financing for Development
Without Financing for Development
2.200.000
1.950.000
1.700.000
1.450.000
1.200.000
950.000
700.000
450.000
200.000
(50.000)
(300.000)
(550.000)
(800.000)
(1.050.000)
(1.300.000)
(1.550.000)
(1.800.000)
(2.050.000)
(2.300.000)
(2.550.000)
Purchase of the site
Commercial Launch
Beginning of the developments
Conclusion of the developments
Delivery of the keys
Securitization
Months
-5 -4 -3 -2 -1 1 2 3 4 5 6 7 8 9 11 12 13 14 15 17 18 19 20 21 22 23 26 27 29 30 31 32 33 34 35 36
• 30% of developments completed
80% of units sold
Intensive use of capital for expanding growth
Investment financed with own cash or debt
ROSSI

CALENDAR OF CORPORATE EVENTS

Denominação Social / *Company*	Rossi Residencial S/A
Endereço da Sede / *Address*	Avenida Major Sylvio de Magalhães Padilha nº 5200 Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi São Paulo – SP – CEP: 05677-000 - Brasil
Endereço na Internet / *Website*	www.rossiresidencial.com.br
Diretor de Relações com Investidores / *Investor Relations Director*	Nome / *Name*: Sérgio Pedroso Rossi Cuppoloni E-mail: sergiorossi@rossiresidencial.com.br Telefone / (s): (5511) 3759-7232 Fax: (5511) 3759-0559
Responsável pela Área de Relações com Investidores / *Investor Relations Backup*	Nome / *Name*: Ciro Piovesana E-mail: ciropiovesana@rossiresidencial.com.br Telefone(s): (5511) 3759-8551 Fax: (5511) 3759-0559
Jornais (e localidades) em que publica seus atos societários / Newspapers (and locations) where by-laws, minutes and policies are published.	Diário Oficial do Estado de São Paulo e O Estado de São Paulo (São Paulo)

A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme CláusulaCompromissória constante do seu Estatuto Social. / *The company, in accordance with its by-laws, rules and regulations, is committed to the Novo Mercado's Arbitration Chamber*

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, exercício social findo em 31/12/2005 / *Annual and Consolidated Financials as of Dec. 31, 2005*	
EVENTO / *EVENT*	DATA / *DATE*
Disponibilização aos Acionistas / *Available to Shareholders*	27/01/2006
Publicação / *Published*	27/01/2006
Envio à BOVESPA / *Sent to BOVESPA*	27/01/2006

Demonstrações Financeiras Padronizadas – DFP, exercício findo em 31/12/2005 / *DFP* (Standard Financial Statements) *as of Dec. 31, 2005*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	27/01/2006

Informações Anuais – IAN, exercício findo em 31/12/2005 / *Annual Information (IAN) as of Dec. 31, 2005*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	26/05/2006

Informações Trimestrais – ITR, relativas a 2006 / *Quarterly Financials 2006*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to Bovespa*	
Referentes ao 1º trimestre / *1 st quarter*	12/05/2006
Referentes ao 2º trimestre / *2 st quarter*	14/08/2006
Referentes ao 3º trimestre / *3 st quarter*	14/11/2006

Assembléia Geral Ordinária / *Ordinary Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Publicação do Edital de Convocação / *Call Notice Published*	12/04/2006 13/04/2006 14/04/2006
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	12/04/2006
Realização da Assembléia Geral Ordinária / *Ordinary Meeting*	28/04/2006
Envio da ata da Assembléia Geral Ordinária à BOVESPA / *Ordinary Meeting minute Sent to BOVESPA*	28/04/2006

Assembléias Gerais Extraordinárias / *Extraordinary Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Publicação do Edital de Convocação / *Call Notice Published*	11/01/2006 12/01/2006 13/01/2006
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	11/01/2006
Realização da Assembléia Geral Extraordinária / *Extraordinary Meeting*	26/01/2006
Envio da ata da Assembléia Geral Extraordinária à BOVESPA / Extra*ordinary Meeting minute Sent to BOVESPA*	26/01/2006

Reunião Pública com Analistas / *Public Meeting with Analysts & Investors*	
EVENTO / *EVENT*	DATA / *DATE*
Realização de Reunião Pública com Analistas, aberta a outros interessados (local e horário) / *Public Meeting with Annalists, open* to those interested *(location and time)*	23/11/2006

Reuniões do Conselho de Administração / *Board Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	26/01/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	26/01/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	13/02/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	13/02/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	14/02/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	14/02/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	16/03/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	16/03/2006

ROSSI RESIDENCIAL S.A.

Calendar of Corporate Events

Informações sobre a Companhia / Information about the company	
Denominação Social / Company	ROSSI RESIDENCIAL S/A
Endereço da Sede / Address	Av. Major Sylvio de Magalhães Padilha 5200, Ed. Miami, 3o andar São Paulo, SP, 05677-000, Brasil
Endereço na Internet / Website	www.rossiresidencial.com.br
Diretor de Relações com Investidores/ Investor Relation Director	Sergio Pedroso Rossi Cuppoloni , Sergiorossi@rossiresidencial.com.br Tel.: (5511) 3759-7232 e Fax.: (5511) 3759-0559
Jornais onde publica seus atos societários / Newspapers (and locations) where by-laws, minutes and policies are published.	Diário Oficial do Estado de São Paulo e O Estado de São Paulo (São Paulo)

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, exercício findo em 31/12/2005 / Annual and Consolidated Financials as of Dec. 31, 2005	
Disponibilização aos Acionistas / Available to Shareholders	27/01/2006
Publicação / Published	27/01/2006
Envio à BOVESPA / Sent to BOVESPA	27/01/2006

Demonstrações Financeiras Padronizadas - DFP, exercício social findo em 31/12/2005 / DFP (Standard Financial Statements) *as of Dec. 31, 2005*	
Envio à BOVESPA / *Sent to BOVESPA*	27/01/2006

Informações Anuais - IAN, exercício social findo em 31/12/2005 / *Annual Information (IAN) as of Dec. 31, 2005*	
Envio à BOVESPA / *Sent to BOVESPA*	26/05/2006

Informações Trimestrais – ITR, relativas a 2006 / *Quarterly Financials 2006*	
Envio à BOVESPA / *Sent to Bovespa*	
Referentes ao 1º trimestre / *1 st quarter*	12/05/2006
Referentes ao 2º trimestre / *2 st quarter*	14/08/2006
Referentes ao 3º trimestre / *3 st quarter*	14/11/2006

Assembléia Geral Ordinária / *Ordinary Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Publicação do Edital de Convocação / *Call Notice Published*	12/04/2006 13/04/2006 14/04/2006
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	12/04/2006
Realização da Assembléia Geral Ordinária / *Ordinary Meeting*	28/04/2006
Envio das principais deliberações da Assembléia Geral Ordinária à BOVESPA / *General Ordinary Meeting main resolutions sent to BOVESPA*	28/04/2006
Envio da ata da Assembléia Geral Ordinária à BOVESPA / *Ordinary Meeting minute Sent to BOVESPA*	28/04/2006

Assembléia Geral Extraordinária / *Extraordinary Meeting*	
Publicação do Edital de Convocação / *Call Notice Published*	11/01/2006 12/01/2006 13/01/2006
Envio do Edital de Convocação à BOVESPA (proposta da administração, se houver) / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	11/01/2006
Data de realização da Assembléia Geral Extraordinária / Extrao*rdinary Meeting*	26/01/2006
Envio das principais deliberações da Assembléia Geral Extraordinária à BOVESPA / *General Extraordinary Meeting main resolutions sent to BOVESPA*	26/01/2006
Envio da ata de Assembléia Geral Extraordinária à BOVESPA / Extrao*rdinary Meeting minute Sent to BOVESPA*	26/01/2006

Reunião do Conselho de Administração / Board Meeting	
Data de realização da reunião do Conselho de Administração / *Board of Directors Meeting*	26/01/2006
Envio das principais deliberações da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting main resolutions sent to BOVESPA*	26/01/2006
Envio da ata da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	26/01/2006
Data de realização da reunião do Conselho de Administração / *Board of Directors Meeting*	13/02/2006
Envio das principais deliberações da reunião do Conselho de Administração à BOVESPA /*Board of Directors Meeting main resolutions sent to BOVESPA*	13/02/2006
Envio da ata da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	13/02/2006
Data de realização da reunião do Conselho de Administração / *Board of Directors Meeting*	14/02/2006
Envio das principais deliberações da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting main resolutions sent to BOVESPA*	14/02/2006
Envio da ata da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	14/02/2006

Reunião Pública com Analistas / *Public Meeting with Analysts & Investors*	
Reunião Pública com Analistas e Investidores / *Public Meeting with Annalists and Investors*	23/11/2006

CALENDAR OF CORPORATE EVENTS

Denominação Social / *Company*	Rossi Residencial S/A
Endereço da Sede / *Address*	Avenida Major Sylvio de Magalhães Padilha nº 5200 Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi São Paulo – SP – CEP: 05677-000 - Brasil
Endereço na Internet / *Website*	www.rossiresidencial.com.br
Diretor de Relações com Investidores / *Investor Relations Director*	Nome / *Name*: Sérgio Pedroso Rossi Cuppoloni E-mail: sergiorossi@rossiresidencial.com.br Telefone / Telephone(s): (5511) 3759-7232 Fax: (5511) 3759-0559
Responsável pela Área de Relações com Investidores / *Investor Relations Backup*	Nome / *Name*: Ciro Piovesana E-mail: ciropiovesana@rossiresidencial.com.br Telefone / Telephone(s): (5511) 3759-8551 Fax: (5511) 3759-0559
Jornais (e localidades) em que publica seus atos societários / Newspapers (and locations) where by-laws, minutes and policies are published.	Diário Oficial do Estado de São Paulo e O Estado de São Paulo (São Paulo)

A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme CláusulaCompromissória constante do seu Estatuto Social. / *The company, in accordance with its by-laws, rules and regulations, is committed to the Novo Mercado´s Arbitration Chamber*

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, exercício social findo em 31/12/2005 / *Annual and Consolidated Financials as of Dec. 31, 2005*

EVENTO / *EVENT*	**DATA** / *DATE*
Disponibilização aos Acionistas / *Available to Shareholders*	27/01/2006
Publicação / *Published*	27/01/2006
Envio à BOVESPA / *Sent to BOVESPA*	27/01/2006

Demonstrações Financeiras Padronizadas - DFP, exercício social findo em 31/12/2005 / DFP (Standard Financial Statements) *as of Dec. 31, 2005*

EVENTO / *EVENT*	**DATA** / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	27/01/2006

Proventos em dinheiro na destinação do resultado relativo ao exercício social findo em 31/12/2005 / Dividend distribution in national currency, relative results of fiscal year ended in *Dec. 31, 2005*

Provento/ *Dividend*	**Evento-Data** / *Event - Date*	**Montante (R$)** / *Amount*	**Valor em R$/ação** / *Cost in R$/action*	**Data de pagamento** / *Payment Date*
			ON	
Dividendo / *Dividend*	AGO / *AUG*-28/04/2006	4.796.500,00	0.06083	14/06/2006

Informações Anuais - IAN, exercício social findo em 31/12/2005 / *Annual Information (IAN) as of Dec. 31, 2005*

EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	26/05/2006

Informações Trimestrais – ITR, relativas a 2006 / *Quarterly Financials 2006*	
EVENTO / *EVENT*	**DATA** / *DATE*
Envio à BOVESPA / *Sent to Bovespa*	
Referentes ao 1º trimestre / *1 st quarter*	11/05/2006
Referentes ao 2º trimestre / *2 st quarter*	14/08/2006
Referentes ao 3º trimestre / *3 st quarter*	14/11/2006

Assembléia Geral Ordinária / *Ordinary Meeting*	
EVENTO / *EVENT*	**DATA** / *DATE*
Publicação do Edital de Convocação / *Call Notice Published*	12/04/2006 13/04/2006 14/04/2006
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	12/04/2006
Realização da Assembléia Geral Ordinária / *Ordinary Meeting*	28/04/2006
Envio da ata da Assembléia Geral Ordinária à BOVESPA / *Ordinary Meeting minute Sent to BOVESPA*	28/04/2006

Assembléias Gerais Extraordinárias / *Extraordinary Meeting*	
EVENTO / *EVENT*	**DATA** / *DATE*
Publicação do Edital de Convocação / *Call Notice Published*	11/01/2006 12/01/2006 13/01/2006
Publicação do Edital de Convocação / *Call Notice Published*	12/04/2006 13/04/2006 14/04/2006
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	11/01/2006 12/04/2006
Realização da Assembléia Geral Extraordinária / Extrao*rdinary Meeting*	26/01/2006 28/04/2006
Envio da ata da Assembléia Geral Extraordinária à BOVESPA / Extrao*rdinary Meeting minute Sent to BOVESPA*	26/01/2006 28/04/2006

Reunião Pública com Analistas / *Public Meeting with Analysts & Investors*	
EVENTO / *EVENT*	**DATA** / *DATE*
Realização de Reunião Pública com Analistas, aberta a outros interessados (local e horário) / *Public Meeting with Annalists, open* to those interested *(location and time)*	23/11/2006

Reuniões do Conselho de Administração / *Board Meeting*

EVENTO / *EVENT*	**DATA** / *DATE*
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	26/01/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	26/01/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	13/02/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	13/02/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	14/02/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	14/02/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	16/03/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	16/03/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	26/04/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	26/04/2006

CALENDAR OF CORPORATE EVENTS

Denominação Social / *Company*	Rossi Residencial S/A
Endereço da Sede / *Address*	Avenida Major Sylvio de Magalhães Padilha nº 5200 Edifício Miami – Bloco C – Conjunto 31 – Jardim Morumbi São Paulo – SP – CEP: 05677-000 - Brasil
Endereço na Internet / *Website*	www.rossiresidencial.com.br
Diretor de Relações com Investidores / *Investor Relations Director*	Nome / *Name*: Sérgio Pedroso Rossi Cuppoloni
	E-mail: sergiorossi@rossiresidencial.com.br
	Telefone(s) / *Telephone(s)*: (5511) 3759-7232
	Fax: (5511) 3759-0559
Responsável pela Área de Relações com Investidores / *Investor Relations Backup*	Nome / *Name*: Ciro Piovesana
	E-mail: ciropiovesana@rossiresidencial.com.br
	Telefone(s) / *Telephone(s)*: (5511) 3759-8551
	Fax: (5511) 3759-0559
Jornais (e localidades) em que publica seus atos societários / Newspapers (and locations) where by-laws, minutes and policies are published.	Diário Oficial do Estado de São Paulo e O Estado de São Paulo (São Paulo)

A Companhia está vinculada à arbitragem na Câmara de Arbitragem do Mercado, conforme CláusulaCompromissória constante do seu Estatuto Social. / *The company, in accordance with its by-laws, rules and regulations, is committed to the Novo Mercado´s Arbitration Chamber*

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, exercício social findo em 31/12/2005 / *Annual and Consolidated Financials as of Dec. 31, 2005*	
EVENTO / *EVENT*	DATA / *DATE*
Disponibilização aos Acionistas / *Available to Shareholders*	27/01/2006
Publicação / *Published*	27/01/2006
Envio à BOVESPA / *Sent to BOVESPA*	27/01/2006

Demonstrações Financeiras Padronizadas - DFP, exercício social findo em 31/12/2005 / DFP (Standard Financial Statements) *as of Dec. 31, 2005*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	27/01/2006

Proventos em dinheiro na destinação do resultado relativo ao exercício social findo em 31/12/2005 / Dividend distribution in national currency, relative results of fiscal year ended in *Dec. 31, 2005*				
Provento/ *Dividend*	Evento-Data / *Event - Date*	Montante (R$) / *Amount*	Valor em R$/ação / *Cost in R$/action*	Data de pagamento / *Payment Date*
			ON	
Envio à BOVESPA / *Sent to BOVESPA*	AGO/*AUG* – 28/04/2006	4,796,500.00	0.06083	14/06/2006

Informações Anuais - IAN, exercício social findo em 31/12/2005 / *Annual Information (IAN) as of Dec. 31, 2005*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	26/05/2006

Informações Trimestrais – ITR, relativas a 2006 / *Quarterly Financials 2006*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to Bovespa*	
Referentes ao 1º trimestre / *1 st quarter*	11/05/2006
Referentes ao 2º trimestre / *2 st quarter*	14/08/2006
Referentes ao 3º trimestre / *3 st quarter*	08/11/2006

Assembléia Geral Ordinária / *Ordinary Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Publicação do Edital de Convocação / *Call Notice Published*	12/04/2006 13/04/2006 14/04/2006
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	12/04/2006
Realização da Assembléia Geral Ordinária / *Ordinary Meeting*	28/04/2006
Envio da ata da Assembléia Geral Ordinária à BOVESPA / *Ordinary Meeting minute Sent to BOVESPA*	28/04/2006

Assembléias Gerais Extraordinárias / *Extraordinary Meetings*	
EVENTO / *EVENT*	DATA / *DATE*
Publicação do Edital de Convocação / *Call Notice Published* Publicação do Edital de Convocação / *Call Notice Published*	11/01/2006 12/01/2006 13/01/2006 12/04/2006 13/04/2006 14/04/2006
Envio do Edital de Convocação à BOVESPA, acompanhado da proposta da administração, quando houver / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	11/01/2006 12/04/2006
Realização da Assembléia Geral Extraordinária / Extrao*rdinary Meeting*	26/01/2006 28/04/2006
Envio da ata da Assembléia Geral Extraordinária à BOVESPA / Extrao*rdinary Meeting minute Sent to BOVESPA*	26/01/2006 28/04/2006

Reunião Pública com Analistas / *Public Meeting with Analysts & Investors*	
EVENTO / *EVENT*	DATA / *DATE*
Realização de Reunião Pública com Analistas, aberta a outros interessados (local e horário) / *Public Meeting with Annalists, open* to those interested *(location and time)*	30/11/2006

Reuniões do Conselho de Administração / *Board Meeting*	
EVENTO / *EVENT*	DATA / *DATE*
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	26/01/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	26/01/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	13/02/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	13/02/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	14/02/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	14/02/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	16/03/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	16/03/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	26/04/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	26/04/2006
Realização de Reunião do Conselho de Administração / *Board of Directors Meeting*	01/06/2006
Envio da ata da Reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	01/06/2006

CONFIDENTIAL OFFERING CIRCULAR



36,000,000 Common Shares


ROSSI

Rossi Residencial S.A.

(incorporated in the Federative Republic of Brazil)

We are offering a total of 26,000,000 of our common shares, and Roplano S.A., or the selling shareholder, is offering a total of 10,000,000 of our common shares. We and the selling shareholder are offering the common shares to (1) the public in Brazil, (2) certain qualified institutional buyers (as defined in Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "Securities Act")) and (3) institutional and other investors outside the United States and Brazil that are not U.S. persons (as defined in Regulation S under the Securities Act ("Regulation S")).

We have registered the offering of our common shares with the Brazilian Securities Commission *(Comissão de Valores Mobiliários)*, or CVM. Our common shares have been admitted for listing on the São Paulo Stock Exchange *(Bolsa de Valores de São Paulo)*, or the BOVESPA, under the symbol "RSID3." Our common shares are listed on the *Novo Mercado* segment of the BOVESPA. The ISIN number for our common shares is "BRRSIDACNOR8." The closing price of our common shares on the BOVESPA on February 13, 2006 was R$25.55 per share, which is equivalent to approximately US$11.82 per share, based upon an exchange rate on that date of R$2.1621 to US$1.00.

The Company has granted to Banco Pactual S.A an option for a period of up to 30 days from the date of this offering circular to place up to additional 4,500,000 common shares, to cover over-allotments, if any.

Investing in the common shares involves risks. See "Risk Factors" beginning on page 13.

Price: R$25.00 per common share

The common shares have not been and will not be registered under the Securities Act or under any U.S. state securities laws. The common shares may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers. See "Transfer Restrictions" on page 133 for a description of restrictions on transfers of our common shares. Neither the United States Securities and Exchange Commission, the CVM nor any other securities commission has approved or disapproved of these securities or determined if this offering circular (or the prospectus in Portuguese used in connection with the offering of our common shares in Brazil) is truthful or complete. Any representation to the contrary is a criminal offense.

Investors residing outside Brazil, including qualified institutional buyers in the United States and institutional and other investors outside the United States and Brazil, may purchase our common shares if they comply with the registration requirements of CVM Instruction No. 325, dated January 27, 2000, and Resolution No. 2,689, dated January 26, 2000, of the Brazilian National Monetary Council *(Conselho Monetário Nacional)*, or CMN. For a description on how to comply with these registration requirements, see "Market Information — Investment in Our Common Shares by Non-residents of Brazil" on page 23.

Payment for our common shares will be required to be made to the underwriters, through the facility of the Brazilian Settlement and Custodial Company *(Companhia Brasileira de Liquidação e Custódia)*, or CBLC, and we and the selling shareholder expect to deliver our common shares through the facility of the CBLC on or about February 17, 2006.

Joint Bookrunners

Credit Suisse **Pactual Capital Corporation**

Co-Managers

Morgan Stanley **Santander Investment** **Bradesco Securities**

The date of this confidential offering circular is February 13, 2006.

TABLE OF CONTENTS

In this offering circular, references to "Rossi Residencial" and "Rossi," "Company," "we," "us" and "our" refer to Rossi Residencial S.A. and its subsidiaries, except where the context requires otherwise. References to "Rossi Group" are to the group of companies stock holdings of which are held directly or indirectly by members of the Rossi Cuppolini family. References to "common shares" refer to the common shares of Rossi Residencial S.A., except where the context requires otherwise. When used in this offering circular, the term "selling shareholder" refers to Roplano S.A., a company owned by Mr. João Rossi Cuppolini and Mr. Edmundo Rossi Cuppoloni, who are also the controlling shareholders of Rossi Residencial through their control of the holding companies RR Trust S.A., Roplano S.A. and Engeplano Participações S.A. References to "controlling shareholders" are to Mr. João Rossi Cuppolini and Mr. Edmundo Rossi Cuppoloni, who hold control of Rossi Residential directly or indirectly through their control of the companies RR Trust S.A., Roplano S.A. and Engeplano Participações S.A.. In this offering circular, references to the "underwriters" are to Banco Pactual S.A., Banco de Investimentos Credit Suisse (Brasil) S.A. and certain other underwriters that will participate in the offering of our common shares in Brazil.

References to "acquired SPEs" in this offering circular refer to the specific purpose entities, or SPEs, that were acquired by us from our controlling shareholders and from entities controlled by our controlling shareholders on an arms' length basis. For more information on the acquired SPEs, see "Related Party Transactions — SPEs Acquired from Our Controlling Shareholders."

The term "Brazil" refers to the Federative Republic of Brazil. The phrase "Brazilian government" refers to the federal government of the Federative Republic of Brazil, the term "Central Bank" refers to the *Banco Central do Brasil*, or the Central Bank of Brazil, and the term "CVM" refers to the *Comissão de Valores Mobiliários*, or the Brazilian Securities Commission.

You should rely only on the information contained in this offering circular. Neither we, the selling shareholder, the underwriters nor the agents appointed by the underwriters to facilitate the placement of common shares outside of Brazil (the "agents") have authorized anyone to provide you with information that is different or additional from that contained in this offering circular. If anyone provides you with different or additional information, you should not rely on it. You should assume that the information in this offering circular is accurate only as of the date on the front cover of this offering circular, regardless of time of delivery of this offering circular or any sale of our common shares. Our business, financial condition, results of operations and prospects may change after the date on the front cover of this offering circular. None of Rossi, the selling shareholder, the underwriters nor the agents is making an offer to sell the common shares in any jurisdiction where the offer or sale is not permitted.

This offering circular is highly confidential, and we have prepared it for use solely in connection with the proposed offering of our common shares outside Brazil. This offering circular is personal to the offeree to whom it has been delivered by the underwriters or the agents and does not constitute an offer to any other person or to the public in general to subscribe for or otherwise to acquire our common shares. Distribution of this offering circular to any person other than the offeree is unauthorized, and any disclosure of any of its contents without our prior written consent is prohibited. Each offeree, by accepting delivery of this offering circular, agrees to the foregoing and agrees to make no photocopies of this offering circular, in whole or in part.

We and the selling shareholder are relying on a exemption from registration under the Securities Act for offers and sales of securities that do not involve a public offering. Our common shares offered through this offering circular are subject to restrictions on transferability and resale, and may not be transferred or resold in the United States except as permitted under the Securities Act and applicable U.S. state securities laws pursuant to registration or exemption from them. By purchasing these securities, you will be deemed to have made the acknowledgements, representations and warranties and agreements described under the heading "Notice to Investors" in this offering circular. You should be aware that you may be required to bear the financial risks of this investment for an indefinite period of time. In making an investment decision, you must rely on your own examination of our business and the terms of this offering, including the merits and risks involved.

You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell our common shares or possess or distribute this offering circular and must obtain any consent, approval or permission required for your purchase, offer or sale of our common shares under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales, and neither we, the selling shareholder, the underwriters nor the agents will have any responsibility therefor.

We, the selling shareholder, the underwriters and the agents reserve the right to reject any offer to purchase, in whole or in part, and for any reason, our common shares offered hereby. We, the selling shareholder, the underwriters and the agents also reserve the right to sell or place less than all of our common shares offered hereby.

Unless otherwise indicated, all information contained in this offering circular assumes no exercise of Banco Pactual S.A.'s option to place up to additional 4,500,000 common shares to cover over-allotments, if any.

The offering of our common shares is being made in Brazil by a prospectus in Portuguese that has been filed with the CVM and that has the same date as this offering circular but has a different format and contains certain information generally not included in this document (the "Brazilian prospectus"). This offering is made in the United States and elsewhere outside Brazil solely on the basis of the information contained in this offering circular. Investors should take this into account when making investment decisions.

This communication is directed only at persons who (i) are outside the United Kingdom, or (ii) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act of 2000 (Financial Promotion) Order 2001 (the "Order") or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, incorporated associations etc.") of the Order (all such persons together are being referred to as "relevant persons"). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

We and the selling shareholder are not, and the underwriters and the agents are not, making any representation to any purchaser of the securities regarding the legality of an investment in the securities by such purchaser under any legal investment or similar laws or regulations. You should not consider any information in this offering circular to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the securities.

NOTICE TO INVESTORS

Notwithstanding anything in this document to the contrary, except as reasonably necessary to comply with applicable securities laws, you (and each of your employees, representatives or other agents) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to you relating to such tax treatment and tax structure. For this purpose, "tax structure" is limited to facts relevant to the U.S. federal income tax treatment of the offering.

NOTICE TO NEW HAMPSHIRE RESIDENTS

Neither the fact that a registration statement or an application for a license has been filed under Chapter 421-B of the New Hampshire Revised Statutes with the state of New Hampshire, nor the fact that a security is effectively registered or a person is licensed in the state of New Hampshire constitutes a finding by the secretary of state that any document filed under RSA 421-B is true, complete and not misleading. Neither any such fact nor the fact that an exemption or exception is available for a security or a transaction means that the secretary of state has passed in any way upon the merits or qualification of, or recommended or given approval to, any person, security, or transaction. It is unlawful to make, or cause to be made, to any prospective purchaser, customer, or client any representation inconsistent with the provisions of this paragraph.

FORWARD-LOOKING STATEMENTS

This offering circular includes forward-looking statements, which are subject to risks and uncertainties, since they are based on the beliefs and assumptions of our management, and on information currently available to us. Forward-looking statements include statements regarding our intent, belief or current expectations with respect to several matters, including:

- general economic, political and business conditions in Brazil and particularly in the geographic markets we serve;
- the interests of our controlling shareholders;
- our level of indebtedness and other financial obligations, and our ability to arrange financing when required and on reasonable terms;
- our ability to implement our investment plans;
- inflation in Brazil and fluctuation in the value of the *real* versus the U.S. dollar, as well as interest rate fluctuations;
- increases in costs;
- changes in real estate market prices, customer demand and preferences, the financial condition of our customers and competitive conditions;
- our ability to enter into contracts for sale of properties that we develop at the prices at which sales of the properties are launched, which is referred to in this offering circular as total value of units launched of such properties;
- our ability to obtain material and services from suppliers without interruption, at reasonable prices and with economies of scale;
- our ability to continue to implement our strategy of selling, on attractive financial terms, the accounts payable to us by our customers at the time they take delivery of their property from us;
- the offering of credit to our customers;
- the continued success of our marketing and sales efforts and our ability to successfully implement our growth strategy; and
- the risk factors discussed under section "Risk Factors."

Investors should understand that the above-mentioned factors, in addition to others discussed in this offering circular, could affect our business, financial condition, results of operations or prospects and could cause results to differ materially from those expressed in the forward-looking statements we make in this offering circular. We undertake no responsibility to update these statements.

Forward-looking statements also include information concerning our likely or assumed results of operations. This information is set forth under the sections "Summary," "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere, as well as statements preceded by, followed by, or that include the words "believe," "could," "may," "will," "would," "estimate," "continue," "anticipate," "intend," "expect," "plan" or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur. Our business, financial condition, results of operations, strategies, market share and competitive position in the market may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors which will determine these results and values are beyond our ability to control or predict. Investors are warned not to place undue reliance on any forward-looking statements.

PRESENTATION OF FINANCIAL AND CERTAIN OTHER INFORMATION

Financial Information

Our consolidated financial statements included in this offering circular beginning on page F-1, consist of our consolidated financial statements at and for the years ended December 31, 2003, 2004 and 2005 which were audited by Deloitte Touche Tohmatsu Auditores Independentes and reflect the consolidated financial condition and results of our operations. We refer to these financial statements as our "consolidated financial statements."

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which is based on the Brazilian Corporate Law (Law No. 6,404, as amended), the rules and regulations issued by the CVM, and certain accounting standards issued by the Brazilian Institute of Independent Accountants *(Instituto dos Auditores Independentes do Brasil)*, or IBRACON. Brazilian GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. See "Annex A — Summary of Significant Differences Between U.S. GAAP and Brazilian GAAP" for a description of the principal differences between Brazilian GAAP and U.S. GAAP, as they relate to us.

The consolidated financial statements at and for the years ended December 31, 2003, 2004 and 2005, included in this offering circular beginning on page F-1, were prepared in accordance with Brazilian GAAP and audited by Deloitte Touche Tohmatsu Auditores Independentes.

Under Brazilian GAAP, specific rules apply to companies in the real estate industry such as ourselves, in particular in the context of revenue recognition. Pursuant to *Conselho Federal de Contabilidade* (CFC) Resolution No. 963/2003, in the case of sales for unfinished units, the revenue for a project is recognized based on construction costs already incurred as a percentage of total budgeted construction costs. In the case of sales of finished units, revenue is recognized at the time of sale, regardless of the timing of the receipt of the sales price. Following the trend in the real estate industry and to facilitate the comparability of our financial statements with those of our main competitors, we adopted, as from the year 2005, the procedures described above. The financial statements relating to the years 2003 and 2004 in this offering circular have been reclassified to conform to these procedures, as had originally been prepared according to CVM/SEP/SNC Official Letter No. 05/95, as amended by CVM/SEP/SNC Official Letter No. 01/05. The differences between the two procedures appear only in balance sheet accounts (i.e., accounts receivables from customers, prepaid expenses, budgeted costs to be incurred, advances from customers, and sales revenues to be recognized), and therefore have no effect on our recognition of income or net equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" for a more complete description of the accounting principles applicable to companies in the real estate industry.

In this offering circular, all references to "net revenues" are to revenues calculated under Brazilian GAAP. All references to "contracted sales" are to sales to be realized pursuant to agreements that were executed with customers relating to the sale of finished and unfinished units. All references to "total value of units launched" correspond to the amount of sales that we anticipate we will realize from the sale of all units launched of a certain development based upon the price at which sales of such units have been launched by us. The total value of units launched corresponds to the number of units launched multiplied by the launching price of each development unit. Investors should be aware that the total value of units launched may not be realized or may be materially lower than the amount of the contracted sales for the units if the units are sold at less than the price originally anticipated or if the units are not sold at all. There is no definition of "contracted sales" and "total value of units launched" under Brazilian GAAP.

All references to *"real," "reais"* or "R$" are to the legal currency of Brazil, and all references to "U.S. dollar," "U.S. dollars" or "US$" are to the legal currency of the United States.

We consolidate the results of all our subsidiaries in our financial statements. The results of our subsidiaries are fully consolidated.

We have translated some of the *real* amounts contained in this offering circular into U.S. dollars. The rate used to translate such amounts in respect of the years ended December 31, 2005, 2004 and 2003 was R$2.34 to US$1.00, which was the commercial rate for the purchase of U.S. dollars in effect as of December 31, 2005 as reported by the Central Bank. The U.S. dollar equivalent information presented in this offering circular is provided solely for convenience of investors and should not be construed as implying that the *real* amounts represent, or could have been or could be converted into, U.S. dollars at such rates or at any other rate. See "Exchange Rates" for more detailed information regarding the translation of *reais* into U.S. dollars.

Market Estimates

We make statements in this offering circular about demographic data, market estimates, our competitive position and market share in, and the market size of, the Brazilian real estate business generally, as well as about certain sectors of the business. We have made these statements on the basis of information from third-party sources that we believe are reliable, such as the Brazilian Property Studies Company *(Empresa Brasileira de Estudos de Patrimônio)*, or EMBRAESP; the Association of Managers of Real Estate Companies *(Associação de Dirigentes de Empresas do Mercado Imobiliário)*, or ADEMI, the São Paulo Trade Association for Companies Involved in Purchase, Sale, Lease and Administration of Residential and Commercial Properties *(Sindicato das Empresas de Compra, Venda, Locação e Administração de Imóveis Residenciais e Comerciais)*, or SECOVI; a Brazilian statistical organization, the Brazilian Institute of Geography and Statistics *(Instituto Brasileiro de Geografia e Estatística)*, or IBGE; the João Pinheiro Foundation *(Fundação João Pinheiro)*, and the Central Bank, among others.

Although we have no reason to believe any of this information is inaccurate in any material respect, we have not independently verified such information.

Percentages and some amounts included in this offering circular have been rounded for ease of presentation. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Other Information

In this offering circular, all references to upper-income residential segment are to residential properties with a price greater than R$500,000; upper-middle-income residential segment are to residential properties with a price range between R$350,000 and R$500,000; middle-income residential segment are to residential properties with a price range between R$200,000 and R$350,000; and lower-middle-income residential segment are to residential properties with a price up to R$200,000.

SUMMARY

The following summary does not purport to be complete and is subject to, taken from, and is qualified in its entirety by, the information in the remainder of this offering circular. Because it is a summary, it does not contain all the information that you should consider before investing in the common shares. You should read the entire offering circular carefully, including the section entitled "Risk Factors" and the audited consolidated financial statements (and the notes thereto) included elsewhere in this offering circular.

Overview

We are one of the largest developers of residential real estate properties in Brazil. Through our regional offices located in São Paulo, Rio de Janeiro, Porto Alegre and Campinas, we are active in 15 of the main cities of Brazil. Each of these cities currently faces a significant housing deficit, has a population with purchasing power above the Brazilian average, and is enjoying economic and demographic growth. Because we have been active in different segments of the real estate market in an integrated manner since 1980, we believe that we have the flexibility to identify market fluctuations and to adjust our product portfolio to be appropriately responsive in a timely manner to changing demands for residential and commercial properties of all price ranges in the cities where we operate.

Our main focus is on the middle-income residential segment, which presents high potential for growth due to, among other reasons, an ongoing expansion of available credit to those customers, an existing housing deficit and recent tax and regulatory incentives provided by the Brazilian government. We believe that the experience we have gained over a decade of operating in this segment, combined with the scale and integration of our business, allow us to offer an attractive portfolio of innovative, well-built and affordable products, placing us in a privileged position vis-à-vis our competitors in this segment.

In addition, we believe that our "Rossi" and "America Properties" brands are among the strongest, best-known and best-respected brands in the Brazilian real estate development industry.

Since 2005, the real estate market in general, including the middle-income residential segment, has benefited from a number of government measures, including a reduction in the fees paid by the Central Bank to banks on savings funds not invested in real estate credit facilities, in order to induce these banks to provide financing for housing; simpler legal rules governing foreclosure on real estate properties; an exemption from income tax on the gain realized on the sale and purchase of real estate within 180 days of sale; and an increase in the availability of funds for real estate lending from the Salary Variation Compensation Fund *(Fundo de Compensação de Variações Salariais)*, and from the Brazilian Federal Savings Bank *(Caixa Econômica Federal)*.

In order to maximize our ability to take advantage of the different market opportunities available to us, we operate with different partners in several of our developments, including other developers (such as Cyrela Brazil Realty and Gafisa), financial investors (such as Pactual and Hedging-Griffo), landowners and construction companies. These partnerships are usually structured as specific purpose entities, or SPEs, and consortia formed with our partners.

From 1992, when we expanded our business to different regions of Brazil, through December 31, 2005, we launched 28,077 units, totaling 2,760,193 square meters in built area, of which 14,812 units were located in the metropolitan region of São Paulo, 4,601 units were located in Campinas, 2,339 units were located in Porto Alegre, 1,619 units were located in the metropolitan region of Rio de Janeiro and 4,706 units were located in other localities.

At December 31, 2005, we had 39 construction sites, with 45 projects under construction, totaling 5,667 new units and 826,627 square meters of construction to be delivered within the subsequent 24 months. At December 31, 2005, the average sales price of such units was between R$62,100 and R$1.49 million. For our residential units under construction at December 31, 2005, 17% of the total value of units launched were in the lower-middle-income residential segment, 48% were in the middle-income residential segment, 16% were in the upper-middle-income residential segment and 12% were in the upper-

income residential segment. Approximately 8% of the developments under construction in terms of our total value of units launched at December 31, 2005 were commercial properties.

Our sales revenues consist of sales of residential and commercial units in properties we developed, and in the last three years, including 2005, we sold an average of 92% of the units we developed prior to the completion of their construction.

The following tables set forth our contracted sales per price range, in terms of numbers of units and sales price, our recognized revenues per price range, as well as our net operating revenue, net income and EBITDA for the years ended at December 31, 2003, 2004 and 2005.

	Years Ended December 31,					
	2003		2004		2005	
Contracted Sales	Number of Units	In thousands of R$	Number of Units	In thousands of R$	Number of Units	In thousands of R$
Residential Properties						
Up to R$200,000	846	60,465	928	91,621	932	96,277
Greater than R$200,000 and up to R$350,000	518	101,608	1,208	238,718	880	186,297
Greater than R$350,000 and up to R$500,000	55	15,056	91	31,964	56	18,266
Greater than R$500,000	166	76,243	106	59,488	165	95,000
Commercial Properties	105	15,360	78	11,597	453	48,681
Total	1,690	268,732	2,411	433,388	2,486	444,521

Recognized Revenues	Years Ended December 31, 2003	2004	2005
	In thousands of R$		
Residential Properties			
Up to R$200,000	92,959	92,337	92,344
Greater than R$200,000 and up to R$350,000	36,499	174,380	197,234
Greater than R$350,000 and up to R$500,000	16,809	14,309	17,673
Greater than R$500,000	42,484	41,838	88,441
Commercial Properties	690	7,883	21,720
Revenues from Services Provided	146	1,079	1,328
Total	189,587	331,826	418,740

Net Operating Revenue/Net Income/EBITDA	Years Ended December 31, 2003	2004	2005
	In thousands of R$		
Net Operating Revenue	179,654	317,631	403,942
Net Income (Loss)	(6,143)	19,301	20,178
EBITDA(*)	(5,268)	36,537	44,071

(*) EBITDA, according to CVM Circular Letter No. 1/2005, means income before net financial expenses, income and social contribution taxes, depreciation and amortization and non-operating results. EBITDA is not a Brazilian GAAP measurement, does not represent cash flows for the periods presented and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. EBITDA does not have a standardized meaning, and our definition of EBITDA may not be comparable to EBITDA as used by other companies.

Our Competitive Strengths

We believe that our principal competitive strengths, which we intend to use as the basis of our strategic objectives, are the following:

- *Flexibility to operate in different segments of the market.* We believe that we are the Brazilian developer with the greatest flexibility to adjust our product portfolio to respond in a timely manner to different demands for residential and commercial properties in the cities in Brazil where we operate. This is a result of our experience operating since 1980 in an integrated manner, in different segments of the market, with different types of products, including houses, residential buildings and commercial developments, and having faced a wide variety of market conditions. We believe that the broad experience of our management team and personnel (more than 30 executives with at least 15 years of experience in the real estate and construction sector) in both residential and commercial developments and in other industries related to the real estate business gives us the ability to operate simultaneously in several cities, to develop new products and to identify the best opportunities in the different market segments.
- *Leadership and experience in the middle-income residential segment.* We are one of the Brazilian leaders in the middle-income residential segment, with a correspondingly large customer portfolio. This segment presents high potential for growth, due to, among other reasons, an ongoing expansion of the availability of credit to such customers and an existing housing deficit. The recent growth of our contracted sales and total value of units launched derives primarily from our operations in this market segment. The experience we have gained over a decade operating in this segment, coupled with the scale and integration of our business, allows us to provide innovative and well-built products at affordable prices. This experience also gives us the ability to manage a large number of developments and customer portfolios simultaneously, and expertise in building quality real estate properties at low cost, in credit analysis and in sales techniques specific to this market segment. We believe that this experience places us in a privileged position compared to our competitors to operate efficiently and better take advantage of opportunities in this segment.
- *Presence in regions with high housing deficit, population with above average purchasing power, and economic and demographic growth.* We have expanded beyond the metropolitan region of São Paulo to other sizeable urban centers of Brazil, having opened regional offices in Rio de Janeiro, Porto Alegre and Campinas. Through these regional offices, we are now present in 15 important Brazilian cities. These urban centers face significant housing deficits, have populations with purchasing power above the Brazilian average, and demonstrate economic and demographic growth. Our regional offices are key to the growth of our business, as our knowledge of the local markets enables us to better identify attractive opportunities, anticipate growth and value appreciation trends in real estate segments in the relevant local markets, and to better identify and evaluate products that are appropriate to the tastes and needs of each local market, as well as to understand local building and zoning regulations. In addition, our regional diversification helps us minimize the effects of market cycles for the demand for our products inherent to our business, as such cycles tend to be different in each region.
- *Strong reputation and brand recognition.* We believe our "Rossi" and "America Properties" brands are of great value to our business. We believe that our brands enjoy solid reputations, credibility and wide recognition in the markets in which we operate, including among potential buyers, landowners, suppliers, subcontractors, brokers and other developers, because of our solid financial background, transparency, excellent quality of construction and commitment to timely delivery. The "Rossi" brand is associated with innovative, well-built products at affordable prices. The "America Properties" brand is associated with innovative and quality products, targeted at the upper-income residential segment and commercial developments.
- *Solid financial position.* Obtaining financing on attractive terms and efficient cash flow management are critical for success in the real estate business. For this reason, we believe that one of our main competitive strengths is our solid financial position. This solid financial position, together with our excellent reputation, gives us a privileged position to obtain bank financing for our

developments through lending of funds from the Brazilian government's Housing Financing System *(Sistema Financeiro Habitacional)*, which finances real estate developments at interest rates lower than those available in the private financial market. We also participate in joint ventures with other developers, financial investors and landowners in order to broaden our sources of funds and our access to new business opportunities. Because our units sell quickly, we are successful in financing a good portion of our operations, and in particular the costs of the construction of developments, with the proceeds from our sales of real estate properties. Since 1999, an important component of our strategy has been the sale on attractive terms to financial institutions or securitization companies of most of the amounts payable to us by our customers at the time they take delivery of their property from us. This strategy allows us to use the proceeds of the sales for new developments and to maximize the return on our investments.

Our Strategy

Our strategy is to create value for our shareholders through the profitable expansion and growth of our operations and revenues from real estate developments, by building on our competitive strengths and advantages. Our key strategic points are to:

- *Explore opportunities for growth in the middle-income residential segment.* We believe that current conditions favor a substantially increased demand in this segment, due to our current expectation for an increase in the availability of credit and a reduction in interest rates for middle-income real estate financing; and our expectation of a combination of favorable macroeconomic factors, such as reduction of official interest rates, growth of Brazil's GDP, and decreased inflation and unemployment. We believe that the experience we have gained over a decade of operating in this segment gives us a privileged position vis-à-vis our competitors to efficiently explore this opportunity.
- *Expand the regions of our operations.* In addition to continuing to grow in the markets where we currently operate, we intend to expand our operations to other Brazilian urban centers to broaden our access to new business opportunities. We intend to grow in Brazilian urban centers that are close to our regional offices and present a real estate market with attractive potential for growth, especially the interior of the state of São Paulo, and the cities of Curitiba, Brasília and Belo Horizonte. We may also expand to other promising regions through partnerships with local developers. As part of our geographic expansion, we intend to replicate the products that we have successfully launched in other cities. We also intend to seek local partners that can contribute with new business opportunities, such as properties for development, and their knowledge of their region. In turn, we will add value by contributing our broad experience in managing real estate developments and in construction processes, sales strategies and financial and legal structuring, while also providing economies of scale for purchases of raw materials.
- *Maintain operating flexibility to capitalize on business opportunities in any segment.* We intend to maintain our flexibility to adjust our product portfolio to respond on a timely basis to the different demands for properties in the real estate market and in the cities where we operate, which allows us to efficiently take advantage of diverse market opportunities. In the last five years, we have resumed operations on a selective basis in the upper-middle-income and upper-income residential segments. We reduced our operations in these segments in 1992, when we turned our focus on the lower-middle-income residential segment. We believe that the majority of Brazilian families prefer to live in closed communities where they can find safety and leisure. We intend to continue developing this type of property, making use of our knowledge in constructing well-built properties at affordable prices. In addition, in 2002, we acquired America Properties from our controlling shareholders, and became active in the segment of commercial developments.
- *Maintain discipline and financial solidity, while seeking efficient sources of financing.* The real estate business depends substantially on credit facilities both to cover construction costs and to finance long-term costs. Our financial strategy seeks to preserve our solid financial position. We intend to maintain our strict valuation and budgeting discipline, as well as to keep strict control of the financial structuring and execution of developments to manage our cash flow efficiently. We

will continue to seek construction funds from the Brazilian government's Housing Financing System to benefit from its low interest rates. We intend to use a portion of the proceeds from this offering to expand the amount of our own resources invested in our developments, thereby increasing our participation in the proceeds from sales, and to seize new business opportunities. In order to maximize working capital and the return on our investments, as well as to maintain our focus on new real estate developments, we intend to maintain our policy of selling on attractive terms to financial institutions and securitization companies most of the amounts payable to us by our customers at the time they take delivery of their property from us.

- *Maintain our integrated operations, with focus on cost reduction and the continued improvement of the construction process.* We intend to maintain our integrated operations, which allows us to manage and control all stages of a development. We also intend to continue reducing costs to increase our margins and profitability. In order to reduce our construction costs, we seek to centralize purchases of construction materials, thus increasing our purchasing volumes and our power to negotiate lower prices from vendors. This provides us with economies of scale that ultimately result in a reduction in the final sales price of our units. In the segments of residential properties for lower-middle-income and middle-income customers, we use relatively standardized products that result in greater efficiency and quicker construction. We believe that maintaining our construction activities in most of our developments is essential for the success of our activity as developers because it assures that we can control and continuously improve our planning, construction and construction control techniques, our purchasing processes and economies of scale to reduce construction costs.

Background and Development

Our operating history shows our flexibility to operate in different segments of the real estate business and to adjust our product portfolio to the demand cycles and changes in the market.

The Rossi Group began its activities in 1913, and has been operating in the real estate and construction business since 1961. Rossi Residencial was founded in 1980 to develop residential properties. We have consolidated our presence in the construction and development market throughout the past 25 years, first with upper-income developments in the metropolitan region of São Paulo and, since 1992, in the middle-income residential segment.

In 1992, given the scarcity of real estate credit, we were successful in maintaining our sales by granting long-term financing to our customers in the lower-middle-income residential segment, which we called our "Plano 100." Later, when bank financing was again available to our customers, "Plano 100" was discontinued, but this experience gave us the ability to manage simultaneously a high number of developments and customer portfolios.

In 1993, we began our expansion to other regions of Brazil, including the cities of Campinas, Rio de Janeiro and Porto Alegre, where we now have regional offices.

In 1997, we completed an initial public offering of our common shares on the BOVESPA.

In 1999, we launched the *Villa Flora* product line, a new concept in residential properties, consisting of planned communities of residential condominiums, with complete infrastructure that includes streets, sewage treatment facilities, squares and parks, commercial centers, churches, day-care centers, schools, sports clubs and police stations.

In 2002, we purchased America Properties from our controlling shareholders, and strengthened our operations in the upper-income residential segments and the upper-middle-income residential segments. In addition, we also began to operate in the commercial development segment.

In 2003, we adhered to the Level I Differentiated Corporate Governance Practices of the BOVESPA.

On December 23, 2005, we purchased the interests in the acquired SPEs held by our controlling shareholders for an aggregate price of R$35.4 million, payable on March 30, 2006, with a portion of the

net proceeds from this offering. This transaction was carried out at arms' length based on a valuation by an independent appraiser. For more information on the acquired SPEs, see "Related Party Transactions — SPEs Acquired from Our Controlling Shareholders."

On January 27, 2006, we adhered to the rules of the *Novo Mercado*, indicating our commitment to strengthened corporate governance practices.

Corporate Structure

The organizational chart below presents our corporate structure and that of our subsidiaries, on the date of, but prior to completion of this offering. For information on our subsidiaries, see "Business." The percentages represent the participation in voting and total capital of the companies indicated in the boxes.



João Rossi Cuppoloni
Edmundo Rossi Cuppoloni
50.00%
100%
100%
Rossi S.A.
50.00%
Arpoador Adm. Part. Ltda
Paradiso Adm. Part. Ltda
25.50%
19.01%
25.50%
48.12%
48.12%
27.35%
RR Trust S.A.
2.64%
Roplano S.A.
1.88%
1.88%
23.27%
99.99%
.63%
Engeplano Participações S.A.
60.54%
6.20%
ROSSI RESIDENCIAL S.A.
99.99%
America Properties S.A.
SPEs *

* Non-operating companies used for our developments, in the majority of which we hold a majority of the equity interests.

Our registered office is located at Av. Major Sylvio de Magalhães Padilha, No. 5200, Miami Building, Block C, 3rd floor, Suite 31, São Paulo — State of São Paulo, Brazil, and our main telephone number is +55 11 3759-8500. The telephone number of the Investor Relations Department is +55 11 3759-7232.

THE OFFERING

Issuer	Rossi Residencial S.A.
Selling shareholder	Roplano S.A., an entity controlled by our controlling shareholders.
Securities offered	This offering consists of a primary and a secondary offering of: • Common shares to the public and to institutional investors in Brazil; and • Common shares to investors in an international offering outside of Brazil. The offering of common shares in the United States will be made solely to qualified institutional buyers, as defined in Rule 144A, in reliance on exemptions from registration under the Securities Act. The offering of common shares to institutions and other investors outside the United States and Brazil that are not U.S. persons will be made in reliance on Regulation S.
Common shares	26,000,000 common shares are being offered by us (including 6,000,000 additional shares sold by us according to Article 14 Section 2 of CVM Instruction 400) and 10,000,000 common shares are being offered by the selling shareholder.
Over-allotment options	We have granted to Banco Pactual S.A. an option for a period of up to 30 days from the date of this offering circular to place up to additional 4,500,000 common shares.
Total shares outstanding after the offering	74,351,815 shares assuming no exercise of the over-allotment option, or 78,851,815 shares assuming full exercise of the option.
Voting rights	Holders of our common shares have voting rights. See "Description of Capital Stock — General — Rights of Common Shares."
Tag-along rights	Holders of our common shares are entitled to be included in a public tender offer in case our controlling shareholders sell their controlling stake in us, and the minimum price to be offered for each common share would be 100% of the price paid per share of the controlling stake.
Lock-up agreements	We, the selling shareholder, certain other direct and indirect shareholders and our directors and executive officers have agreed, subject to certain exceptions, not to issue, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, until six months after the date of this offering circular, any common shares, or any securities convertible into, or exchangeable or exercisable for, common shares.
Risk factors	See "Risk Factors" beginning on page 13 and the other information included in this offering circular for a discussion of factors you should consider before deciding to invest in our common shares.
Use of proceeds	We estimate that our net proceeds from this offering will be R$612,205,496 after deducting estimated commissions and esti-

	mated offering expenses payable by us, but assuming no exercise of Banco Pactual's over-allotment option. We intend to use the net proceeds from this offering to acquire land and launch new developments, and to pay our debt to our controlling shareholders incurred in connection with the purchase of the acquired SPEs, as well as for other corporate purposes. For more information on use of proceeds, see "Use of Proceeds." We will not receive any proceeds from the sale of common shares by the selling shareholder.
Listing	Our common shares are listed for trading on the BOVESPA under the symbol "RSID3." On January 27, 2006, we entered into an agreement with the BOVESPA to list our common shares on the *Novo Mercado*. Our common shares have been listed for trading on the *Novo Mercado* since January 27, 2006. The *Novo Mercado* segment was designed for the trading of shares issued by companies voluntarily undertaking to abide by corporate governance practices and disclosure requirements in addition to those already imposed by Brazilian law.
Dividends	Brazilian Law No. 6,404/76, as amended (the "Brazilian Corporate Law"), and our by-laws require us to distribute at least 25% of our annual adjusted net income, as calculated under Brazilian GAAP and adjusted under Brazilian Corporate Law (which differs significantly from net income as calculated under U.S. GAAP). See "Dividends and Dividend Policy."
Taxation	Dividend distributions with respect to our common shares are not currently subject to withholding of Brazilian income tax. However, payment of interest attributable to stockholders' equity (in lieu of dividends) currently is subject to withholding of Brazilian income tax. For certain Brazilian and U.S. tax consequences with respect to U.S. holders of our common shares, see "Taxation."

SUMMARY OF FINANCIAL AND OPERATING DATA

The tables below present a summary of our financial and operating data at and for the periods indicated. You should read the information below in conjunction with the financial information beginning on page F-1 herein (including in the notes thereto) and in the sections "Presentation of Financial and Certain Other Information," "Selected Financial and Operating Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this offering circular.

Under Brazilian GAAP, specific rules apply to companies in the real estate industry, in particular in the context of recognition of sales revenues. Pursuant to the CFC regulations provided for in CFC Resolution No. 963/03, our sales revenues, costs of land and construction and commercial expenses that are inherent to the respective developments are recognized as income according to the method of percentage of financial progress of each development, which is measured based on the cost incurred against the total budgeted cost of the respective developments. Following the trend in the real estate industry and to facilitate the comparability of our financial statements with those of our main competitors, we adopted, as from the year 2005, the procedures described above. The financial statements relating to the years 2003 and 2004 in this offering circular have been reclassified to conform to these procedures, as they had originally been prepared according to CVM/SEP/SNC Official Letter No. 05/95, as amended by CVM/SEP/SNC Official Letter No. 01/05. The differences between the two procedures appear only in balance sheet accounts (i.e., accounts receivables from customers, prepaid expenses, budgeted costs to be incurred, advances from customers, and sales revenues to be recognized), and therefore have no effect on our recognition of income or net equity.

The information below for the years ended on December 31, 2003, 2004 and 2005 are included in the audited consolidated financial statements prepared according to Brazilian GAAP, included elsewhere in this offering circular.

Statements of Income

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
Gross operating revenue			
Sale of real estate and services	189,587	331,826	418,740
Taxes on sales	(9,933)	(14,195)	(14,798)
Net operating revenue	179,654	317,631	403,942
Cost of real estate and services sold	(138,523)	(219,252)	(288,310)
Gross income	41,131	98,379	115,632
Operating revenues (expenses)			
Administrative expenses	(27,641)	(26,406)	(29,998)
Commercial expenses	(21,853)	(36,245)	(45,685)
Amortization and depreciation	(1,791)	(1,772)	(1,417)
Financial expenses, net	(5,742)	(10,457)	(19,247)
Employee participation in results	—	—	(173)
Revenue from customer financing	8,378	7,255	7,263
Other operating revenues	(1,917)	(2,513)	482
Operating income (loss)	(9,435)	28,241	26,857
Non-operating revenues (expenses)	(663)	2,589	2,962
Income and social contribution taxes	6,658	(5,007)	(3,229)
Profit sharing reversal	114	—	—
Minority interests in subsidiaries	(2,817)	(6,522)	(6,412)
Net income (loss) for the year	**(6,143)**	**19,301**	**20,178**

Balance Sheets

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
Current assets			
Cash and banks	6,523	4,286	9,641
Investment activities	10,003	17,185	6,108
Trade accounts receivable	74,750	138,087	149,651
Inventory of real estate for sale	169,997	191,022	299,226
Prepaid expenses	19,841	25,605	28,244
Other credits	39,560	30,865	47,780
Total current assets	**320,674**	**407,050**	**540,650**
Long-term receivables			
Trade accounts receivables	97,329	126,978	183,304
Investment activities	4,410	4,391	2,133
Judicial deposits	23,420	26,382	28,373
Deferred income tax and social contribution	20,467	18,872	29,813
Related parties	—	—	4,508
Other credits	6,650	3,418	182
Total long-term receivables	**152,276**	**180,041**	**248,313**
Permanent assets			
Investments	2,134	1,544	1,484
Property, plant and equipment	1,160	1,484	1,757
Deferred charges	3,257	2,186	1,676
Total permanent assets	6,551	5,214	4,917
TOTAL ASSETS	**479,501**	**592,305**	**793,880**

Current Liabilities

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
Construction financing — real estate credit	7,218	41,627	92,366
Working capital loans	26,998	30,287	29,572
Accounts payable from the purchase of land	17,442	23,214	45,799
Suppliers	4,623	7,590	11,118
Salaries and social charges	2,830	2,872	3,551
Taxes and contributions payable	2,524	6,051	11,346
Dividends payable	—	7,713	4,796
Advances from customers	25,399	23,112	34,751
Related Parties	—	—	37,701
Other accounts payable	6,671	7,233	16,799
Total current liabilities	**93,705**	**149,699**	**287,799**

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
Long-term liabilities			
Construction financing — real estate credit	5,400	22,815	17,014
Working capital loans	7,160	14,771	1,629
Accounts payable from the purchase of land	29,747	40,979	85,908
Related parties	25,009	19,262	28,076
Taxes and contributions payable — REFIS	28,539	28,473	27,356
Deferred income and social contribution taxes	5,446	6,441	15,098
Total long-term liabilities	**101,301**	**132,741**	**175,081**
Minority interests	**18,817**	**32,599**	**38,352**
Shareholders' equity			
Capital Stock	230,732	230,732	230,732
Legal reserve	3,928	4,893	5,902
Profit retention reserve	31,018	41,641	56,014
Total shareholders' equity	**265,678**	**277,266**	**292,648**
TOTAL LIABILITIES	**479,501**	**592,305**	**793,880**

Other Financial Data

	Years Ended December 31.		
	2003	2004	2005
	(In thousands of R$)		
EBITDA(1)	(5,268)	36,537	44,071
EBITDA margin(2)	(2.93)%	11.50%	10.91%
Other operating data			
Launching			
Developments launched	20	22	18
Usable area of units launched (m^2)	221,953	253,702	196,210
Units launched(3)	1,977	2,295	1,999
Total value of units launched (in thousands of R$)(4)	388,937	513,265	395,502
Average price per square meter launched (R$/m2)	1,752	2,023	2,016
Sales			
Total contracted sales (in thousands of R$)	268,732	433,388	444,521
Usable area sold (m^2)	152,306	229,990	214,891
Units sold	1,690	2,411	2,486

(1) EBITDA, according to CVM Circular Letter No. 1/2005, means income before net financial expenses, income and social contribution taxes, depreciation and amortization and non-operating results. EBITDA is not a Brazilian GAAP measurement, does not represent cash flows for the periods presented and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. EBITDA does not have a standardized meaning and our definition of EBITDA may not be comparable to EBITDA as used by other companies.

(2) EBITDA divided by net operating revenue.

(3) Excludes units that were exchanged as payment for the acquisition of the property where the development was built.

(4) The total value of units launched corresponds to the number of units launched multiplied by the launching price of each such unit. Investors should be aware that the total value of units launched may not be realized or may be materially different from the amount of contracted sales if units are sold at less than the price originally anticipated or if the units are not sold at all.

Indebtedness

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
Indebtedness — short-term:			
Construction financings	7,218	41,627	92,366
Loans — working capital	26,998	30,287	29,572
Indebtedness — long-term:			
Construction financings	5,400	22,815	17,014
Loans — working capital	7,160	14,771	1,629
Total indebtedness	**46,776**	**109,500**	**140,581**
Cash and cash equivalents:			
Cash and banks	6,523	4,286	9,641
Investment activities — short-term	10,003	17,185	6,108
Investment activities — long-term(1)	4,410	4,391	2,133
Total cash and cash equivalents	**20,936**	**25,862**	**17,882**
Net indebtedness	**25,840**	**83,638**	**122,699**

(1) Long-term financial investments primarily consist of liquid real estate receivables certificates issued by securitization companies.

RISK FACTORS

An investment in our common shares involves a high degree of risk. Investors should carefully consider the risks described below before making an investment decision. Our business, financial condition, results of operations and prospects could be materially and adversely affected by any of these risks. The trading price of our common shares could decline due to any of these risks or other factors, and you may lose all or a substantial part of your investment. The risks described below are those that we currently believe may adversely affect us. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also have a material adverse effect on us.

For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have a "material adverse effect" on us, we mean that the risk, uncertainty or problem may, could or would have a material adverse effect on our business, financial condition, results of operations or prospects, except as otherwise indicated or as the context may otherwise require. You should view similar expressions in this section as having a similar meaning.

RISKS RELATING TO BRAZIL

The Brazilian government has exercised, and continues to exercise, a significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could have a material adverse effect on us and on the trading price of our common shares.

The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government's actions to control inflation and other policies and regulations have often resulted in increases in interest rates, changes in tax policies, price controls, currency devaluations, capital controls and limits on imports among other measures. We may be materially adversely affected by changes in policy or regulations involving or affecting factors such as:

- interest rates;
- currency fluctuations;
- exchange controls and restrictions such as those which were briefly imposed in 1987 and 1990;
- inflation;
- liquidity of domestic financial and capital markets;
- tax policies; and
- other political, social and economic developments that may occur in or affect Brazil.

Uncertainty over whether the Brazilian government will implement changes in policies or regulations affecting these or other factors may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. Additionally, since mid-2005, members of the executive and legislative branches of the Brazilian federal government, as well as other related persons, have been investigated on the grounds of alleged illicit or unethical behavior. It is impossible to predict the outcome of these investigations and whether the outcome will adversely affect the Brazilian economy. These uncertainties and allegations of unethical or illegal conduct may have a material adverse effect on us and may also adversely affect the trading price of our common shares.

Inflation, along with the Brazilian government's measures to fight inflation, including increases in official interest rates, may significantly contribute to economic uncertainty in Brazil and may have a material adverse effect on us and on the trading price of our common shares.

Brazil has in the past experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation, coupled with public speculation about possible future governmental measures to be adopted, has had significant negative effects on the Brazilian economy, contributing to economic

uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, the annual rate of inflation, as measured by the General Market Price Index *(Índice Geral de Preços de Mercado)*, or the IGP-M, has fallen from 20.1% in 1999 to 1.2% in 2005. The Brazilian government's measures to control inflation have often included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and reducing economic growth. The official interest rates in Brazil at the end of 2001, 2002, 2003, 2004 and 2005 were 19.0%, 25.0%, 16.5%, 17.8% and 18.0%, respectively, as set forth by the Monetary Policy Committee *(Comitê de Política Monetária)*, or COPOM.

Future Brazilian government actions, including interest rate decreases, intervention in the foreign exchange market and actions to adjust or fix the value of the *real,* may trigger increases in inflation. If Brazil again experiences high inflation in the future, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure.

In the event of increase in inflation, the Brazilian government may choose to raise the official interest rates. High interest rates have a direct effect on our cost of funding, as well as on our customers' cost of financing, and may affect their payment ability and result in increased default. Higher interest rates, as described above, could have a material adverse effect on us and may also adversely affect the trading price of our common shares.

Exchange rate instability may have a material adverse effect on us and on the trading price of our common shares.

As a result of several pressures, the Brazilian currency has been devalued periodically in relation to the U.S. dollar and other strong foreign currencies during the last four decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations, periodic mini-devaluations during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. From time to time, there have been significant fluctuations in the exchange rate between the Brazilian *real* and the U.S. dollar and other currencies. For example, the *real* depreciated against the U.S. dollar by 18.7% in 2001 and 52.3% in 2002. Although the *real* appreciated 18.2%, 8.1% and 11.5% against the U.S. dollar in 2003, 2004 and 2005, respectively, no assurance can be given that the *real* will not depreciate or be devalued against the U.S. dollar again. On February 13, 2006, the exchange rate was R$2.1621 per US$1.00.

Depreciation of the *real* relative to the U.S. dollar could create additional inflationary pressures in Brazil and cause increases in interest rates, which may negatively affect the Brazilian economy as a whole and result in a material adverse effect on us. It would also reduce the dollar value of revenues and dividends and the U.S. dollar equivalent of the market price of our shares. On the other hand, an appreciation of the *real* could lead to a slowdown in export-based growth in the Brazilian economy.

Developments and the perception of risks in other countries, especially emerging market countries, may adversely affect the market price of Brazilian securities, including our common shares.

The market value of securities of Brazilian companies is affected to different degrees by economic and market conditions in other countries, including other Latin American and emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Brazil, investors' reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Crises in other emerging market countries may diminish investor interest in securities of Brazilian issuers, including our common shares. This could adversely affect the trading price of our common shares, and also make it more difficult for us to gain access to the capital markets and finance our operations in the future on acceptable terms, or at all.

RISKS RELATING TO THE REAL ESTATE BUSINESS

Real estate companies are exposed to risks associated with real estate development, construction, lease and sale.

As with the other real estate companies, we are exposed to risks such as interruptions in supply and volatility in the price of construction materials and equipment, variations in supply and demand for developments in certain areas, labor strikes and zoning and environmental regulations, in addition to the following risks:

- economic conditions in Brazil may materially adversely affect the real estate business or its growth prospects, through, among other factors, an economic slowdown, an increase in interest rates, currency fluctuations and political instability;
- we could be prevented, as a result of new regulations or market conditions, from indexing our accounts receivable to certain inflation rates, as currently permitted, possibly making a project unfeasible in economic or financial terms;
- the level of purchasers' interest in a newly launched project or the sales price per unit necessary to sell all units may be lower than expected (i.e., the actual contracted sales of such units may be substantially less than the total value of units launched), resulting in the project becoming substantially less profitable than expected;
- in the event of bankruptcy or significant financial difficulties of a major company in the real estate business, the real estate market as a whole could be materially and adversely affected, particularly if customers lose confidence in other real estate companies;
- local or regional real estate market conditions such as the oversupply or shortage of real estate or land space in a particular area;
- purchasers may have a negative perception of the security, convenience and attractiveness of our units and the areas in which they are located;
- increases in operating costs, including investment needs, real estate taxes and utilities, may affect our profit margins;
- lack of development opportunities;
- customer default levels;
- we may be unable to successfully implement our strategy of selling on attractive terms to financial institutions and securitization companies most of the amounts payable to us by our customers at the time they take delivery of their property from us, resulting in a substantial increase in the funds required by us to maintain the same level of operations;
- construction and sale of development units may not be completed on schedule, resulting in increased construction costs or termination of the sales contracts; and
- changes in the Brazilian National Monetary Council's policies regarding the application of funds from the Brazilian government's Housing Financial System may reduce the offering of credit to our customers and have a material adverse effect on us.

The occurrence of any of the above may have a material adverse effect on us.

The lack of availability of funds in the market to obtain financing and/or an increase in interest rates may adversely affect the ability or willingness of prospective buyers to finance their purchases. This, in turn, could reduce the demand for our residential and commercial properties, as well as large residential community developments, and result in a material adverse affect on us and on the trading price of our common shares.

The real estate industry in Brazil is highly competitive, and we could lose our position in the market in certain circumstances.

The real estate industry in Brazil is highly competitive and fragmented, and there are no high entry barriers restricting new competitors from entering the market. The main competitive factors in the real estate development business include availability and location of land, price, funding, design, quality, reputation and partnerships with developers. A number of residential and commercial developers and real estate service companies compete with us in seeking land for acquisition, financial resources for developments and prospective purchasers. Additional companies, including foreign companies, with alliances with local partners, may become active in the real estate development business in Brazil over the next few years, further increasing this competition. If we are not able to respond to these pressures promptly and effectively, we could suffer a material and adverse effect.

Real estate companies are subject to extensive regulation, which could increase our costs, limit the availability of our development or otherwise have a material adverse effect on us and on the trading price of our common shares.

The Brazilian real estate business is subject to extensive building and zoning regulation and to the protection of historic heritage by various federal, state and municipal authorities, which affect land acquisition and development and construction activities through zoning restrictions and license requirements, as well as consumer protection laws and regulations. We are required to obtain the approval of various governmental authorities for our development activities, and new laws or regulations could be adopted, enforced or interpreted in a manner that could have a material adverse effect on us and on the trading price of our common shares.

Our operations are also subject to Brazilian federal, state and municipal environmental laws and regulations. These environmental laws may result in delays, may cause us to incur substantial costs to comply with them and other costs, and may prohibit or severely restrict commercial and residential development activities in environmentally sensitive regions or areas.

Regulations governing the Brazilian real estate industry as well as environmental laws have tended to become more restrictive, and such increased restrictions could have a material adverse effect on us.

An increase in tax rates or the creation of new taxes during the period when our sales contracts are in force could have a material adverse effect on us and on the trading price of our common shares.

The Brazilian government has in the past changed tax rates and created new taxes, as well as modified the system of taxation with some frequency. If the Brazilian government increases tax rates or creates new taxes that are imposed on the purchase and sale of real estate while our sales contracts are in force, we may suffer a material adverse effect if we cannot amend the agreements in order to pass such increased costs on to our customers. In addition, an increase in, or the creation of, new taxes imposed on the purchase and sale of real estate that are passed on to our customers may increase the final price to our customers, thus reducing the demand for our properties or affecting our margins, including our profitability.

RISKS RELATING TO OUR COMPANY

The loss of members of our senior management or our inability to attract and retain additional senior management personnel could have a material adverse effect on us and on the trading price of our common shares.

Our ability to maintain our competitive position is dependent to a large degree upon the services of our senior management team. None of the members of our senior management team is subject to a long-term employment agreement or a non-compete agreement. There can be no assurance that we will be successful in attracting and retaining qualified personnel to make up our senior management. The loss of

any members of our senior management or our inability to attract and retain additional senior management personnel could have a material adverse effect on us and on the trading price of our common shares.

Our growth may require additional capital, which may not be available or, if available, may not be on terms acceptable to us.

Our operations require significant amounts of working capital, both for execution of the projects and for our customers' financing. We may be required to seek additional capital, from equity offerings or, to a lesser extent, from debt offerings or bank loans, due to the growth and development of our business or if we are unable to continue our strategy of selling on attractive terms to financial institutions or securitization companies most of the amounts payable to us by our customers at the time they take delivery of their property from us. We can give no assurance as to the availability of additional capital or, if available, whether it would be on terms acceptable to us. Our controlling shareholders and other companies of the Rossi Group guarantee some of our obligations to financial institutions, therefore reducing our financing cost, but are under no obligation to do so. Failure to gain access to additional capital on terms acceptable to us may restrict the growth and development of our business, which could have a material adverse effect on us.

Changes in interest rates, a reduction in the velocity of new developments or an increase in client defaults may have a material adverse affect on us and on the trading price of our common shares.

We raise capital for use in granting financing to our customers. The rate and indexes used in our capital raising may be different from those used in the financing we grant. The separation of rates and maturities between capital raised by us and the financing we offer may have a material adverse effect on us.

We generally grant financing to the buyers of our units that is repaid at the time of delivery of the unit to them. In exceptional cases, we are not repaid until long after such final delivery. This exposes us to the risks commonly associated with the business of lending, including the risk of borrower default and risk of an increase in the cost of capital raised by us, both of which can be detrimental to our cash flows and results of operations. With regard to the amounts loaned to our customers, our account receivables will be readjusted in the following manner: until the delivery of the unit, by variation of the INCC, and, if we grant additional financing to the customer after delivery, by variation of the IGP-M, with an interest rate of 12% per year from the time of delivery. In the event of an increase in inflation, the indebtedness of our customers during the course of our sales contract may increase, causing an increase in the default index. In the event that this occurs, our liquidity, financial condition and results of operations may be materially and adversely affected.

In addition, if a customer to whom we have granted a loan defaults after delivery of the underlying property, we have the right to file suit against the defaulting customer to recover amounts owed to us and to repossess the unit, subject to certain limitations. However, collection suits, in general, take at least two years before a court decision is rendered. Upon repossession of the unit, it is possible that it may be resold for a price lower than that of the original sales contract. Therefore, in the event that a customer defaults, we cannot guarantee that we will be able to receive the total amount owed to us for the unit, which may have a material adverse effect on us.

In the event of delay in the schedule of the projects, our customers could terminate their contracts.

Pursuant to our sales contracts, our customers are entitled to terminate the sales contract without penalty and to be refunded a substantial portion of the amounts paid, adjusted according to inflation, in the event that delivery is not made within 180 days of the scheduled date (except in cases of *force majeure*). No assurance can be made that we will not experience such delays and that such delays will not result in a material adverse effect on us.

RISKS RELATED TO OUR COMMON SHARES

The interests of our controlling shareholders could conflict with the interests of the investors.

Our controlling shareholders have powers to, among other things, elect the majority of the members of our board of directors and determine the result of any resolution that requires shareholders' approval, including related party transactions, corporate reorganizations, dispositions, and the amount and timing of payment of any dividends. The interest of the controlling shareholders could differ from our minority shareholders' interests.

An active and liquid market for our common shares may not develop.

Although our common shares are currently listed on the BOVESPA, there is currently a very limited market for our common shares. Therefore, no assurance can be made that a liquid and active trading market for our common shares will develop or be maintained after this offering. Liquid and active trading markets generally result in lower price volatility and higher efficiency in the performance of sale and purchase orders from persons who have no relation with the issuer. The liquidity of a securities market is frequently determined by the volume of outstanding shares.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit our investors' ability to sell our common shares at the price and time they desire.

Investing in securities that are traded in emerging markets, such as Brazil, often involves greater risk when compared to other world markets, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid, more concentrated and can be more volatile than major securities markets worldwide. BOVESPA had a market capitalization of US$482.1 billion as of December 31, 2005, and an average daily trading volume of US$666.6 million in 2005. In contrast, the New York Stock Exchange had a market capitalization of US$13.4 trillion as of December 31, 2005, and a daily trading volume of US$56.1 billion in 2005. Concentration is also significantly higher in the Brazilian securities market than in the major securities markets in the United States. The ten largest companies listed on the BOVESPA, for example, represented approximately 51.5% of the aggregate market capitalization of all companies listed on the BOVESPA as of December 31, 2005. The top ten shares in terms of trading volume accounted for approximately 56.0%, 53.0%, 53.0% of all shares traded on the BOVESPA in 2002, 2003 and 2004, respectively.

We cannot assure that after this offering there will be a significant increase in the liquidity of our common shares, which could substantially limit the ability of the buyers of our common shares to sell them at the price and time they desire.

Substantial sales of our common shares after this offering could cause the price of our common shares to decrease.

We, the selling shareholder, certain other shareholders and our directors and executive officers have agreed that, subject to certain exceptions, will not issue, offer, sell, buy, contract the sale or purchase, or otherwise dispose of or buy, until six months after the date of the final offering circular, any of our common shares, or any options or warrants regarding our common shares, or any securities convertible into, or exchangeable or exercisable for, our common shares or representing a right to receive our common shares. After the expiration of this period, such shares will be eligible for sale in the public market. The market price of our common shares could drop significantly if the holders of our common shares sell them or the market perceives that either we, the selling shareholder or entities controlled by our controlling shareholders intend to sell them.

Provisions set forth in our by-laws for protection against attempts to acquire a substantial portion of our shares in free float may cause difficulty or delay operations that may be of interest to the investors.

According to our by-laws, any shareholder who holds, directly or indirectly, 15% or more of our share capital and wants to acquire any new shares in free float (i.e., the shares not held by our controlling shareholders and management), is required to: (i) make each new acquisition on BOVESPA and not in an over-the-counter transaction or private negotiation, and (ii) at least three days prior to each new acquisition, send a written notice to our investor relations officer and the trading floor officer at BOVESPA, to be submitted by the broker-dealer that will execute the acquisition and indicating the total number of shares to be acquired, such that the trading floor officer of BOVESPA may hold an auction at BOVESPA, in which we and third parties may participate, subject to, in each case, the rules and regulations then in effect, including applicable CVM and BOVESPA regulations. These limitations may cause difficulty or delay transactions that may be of interest to the investors.

We may need to raise additional capital, through issuance of securities, which may result in dilution of investor shareholdings in our capital stock.

We may need to raise additional capital through public or private issue of common shares or securities convertible into common shares. Any funding through the public distribution of common shares or securities convertible into common shares may be held, according to Brazilian law, without preemptive rights for our shareholders, including the investors of our common shares, which may result in the dilution of these investors' shareholdings in our capital stock.

Holders of our common shares may not receive any dividends or interest on stockholders' equity.

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interests on stockholders' equity, as calculated and adjusted under the Brazilian Corporate Law Method. This adjusted net profit may be capitalized, used to absorb losses or otherwise retained as allowance under the Brazilian Corporate Law Method and may not be available to be paid as dividends or interest on stockholders' equity. Additionally, the Brazilian Corporate Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular fiscal year if our board of directors informs our shareholders that such distribution would be inadvisable in view of our fiscal condition.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of our common shares in the amount of R$612.2 million, after deducting the estimated commissions and expenses relating to this offering and payable by us, but assuming no exercise of Banco Pactual S.A.'s over-allotment option. We intend to use the net proceeds estimated above in the normal course of our business, as currently conducted, allocating them in the following manner: (1) R$65.8 million to repay the indebtedness to our controlling shareholders, outstanding from the recent purchase of acquired SPEs; (i) of this amount, R$35.4 million relate to the purchase of interests in the SPEs, which is due on March 30, 2006, with a 1% monthly interest rate; and (ii) the remaining R$30.4 million relate to obligations to related parties, accounted for by the acquired SPEs, originating from loans from the controlling shareholders to the acquired SPEs for the financing of land acquisitions, which will be reimbursed at 100% of the average inter-bank overnight rate (*Certificado de Déposito Interbancário*), or CDI, maturing in December 2007 (see "Related Party Transactions — SPEs Acquired from our Controlling Shareholders"), (2) R$31.2 million to repay bank indebtedness used for working capital, maturing on August 15, 2007, adjusted to the CDI plus an interest varying between 4.9% and 6.16% per annum; and (3) use the remaining balance to buy land and increase the total number of our new developments, in line with our current activities, as well as for working capital purposes.

We will not receive any of the proceeds from the sale of common shares by the selling shareholder in the secondary offering.

EXCHANGE RATES

Before March 14, 2005, there were two principal legal foreign exchange markets in Brazil:

- the commercial rate exchange market; and
- the floating rate exchange market.

Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. These transactions included the purchase and sale of shares or payment of dividends or interest with respect to shares. Foreign currencies could only be purchased in the commercial exchange market through a Brazilian bank authorized to operate in these markets. The floating rate exchange market generally applied to certain specific transactions to which the commercial rate did not apply, including the sale of Brazilian currency to tourists and remittances related to banking guarantees and payments in connection with the provision of technical services. In both markets, rates were freely negotiated but could be influenced by Central Bank intervention. In 1999, the Central Bank placed the commercial exchange rate and the floating rate exchange market under identical operational limits, and financial institutions operating in the commercial market were authorized to unify their positions in the two different markets, which led to a convergence in the pricing and liquidity of both markets and a reduction in the difference between their respective rates. Since February 1, 1999, the floating market rate had been substantially the same as the commercial market rate, and the system relying on the foreign exchange rate band had been eliminated.

On March 4, 2005, the Brazilian National Monetary Council enacted Resolution No. 3,265, pursuant to which the floating rate market and the commercial market were unified under the denomination "exchange market," effective as of March 14, 2005. The new regulation allows the purchase and sale of foreign currency and the international transfer of *reais* by any person or legal entity, regardless of the amount, provided, however, the transaction is legal and subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the *real*/U.S. dollar exchange rate to float freely, and, since then, the *real*/U.S. dollar exchange rate has fluctuated considerably. Since the beginning of 2001, the Brazilian exchange market has been increasingly volatile, and, until early 2003, the value of the *real* declined relative to the U.S. dollar. The *real* appreciated against the U.S. dollar in 2003, 2004 and 2005. At December 31, 2005, the exchange rate for U.S. dollars was R$2.34 per U.S.$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to let the *real* float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The *real* may depreciate or appreciate against the U.S. dollar substantially in the future. For more information on these risks, see "Risk Factors — Risks Relating to Brazil."

The following tables set forth the commercial selling rate, expressed in *reais* per U.S. dollar (R$/US$), for the periods indicated.

	Period-End	Average for Period(1)	Low	High
	(*reais* per U.S. dollar)			
Year				
2000	1.9554	1.8348	1.7234	1.9847
2001	2.3204	2.3532	1.9357	2.8007
2002	3.5333	2.9183	2.2709	3.9552
2003	2.8892	3.0715	2.8219	3.6623
2004	2.6544	2.9253	2.6544	3.2051
2005	2.3407	2.4352	2.1633	2.7621
Month				
1st half 2005	2.3504	2.5735	2.3504	2.7621
July 2005	2.3905	2.3735	2.3304	2.4656
August 2005	2.3637	2.3603	2.2767	2.4316
September 2005	2.2222	2.2944	2.2222	2.3623
October 2005	2.2543	2.2564	2.2339	2.2886
November 2005	2.2070	2.2108	2.1633	2.2516
December 2005	2.3407	2.2855	2.1800	2.3735
January 2006	2.2160	2.3739	2.2116	2.3460
February (through February 13)	2.1621	2.1922	2.1575	2.2219

Source: Central Bank

(1) Average of the lowest and highest rates in the period.

Exchange rate fluctuations will affect the U.S. dollar equivalent of the *real* price of the common shares on the BOVESPA as well as the U.S. dollar equivalent of any distributions we make in *reais* with respect to our common shares.

MARKET INFORMATION

Market Price of Our Shares

Our common shares were listed for trading on the BOVESPA on July 22, 1997. On the same date, American Depositary Receipts, or ADRs, each representing five common shares of the Company, were listed for trading on the U.S. over-the-counter market. Since February 5, 2003, our common shares have been traded on Level I of Differentiated Corporate Governance Practices of the BOVESPA. Since January 27, 2006, our common shares have been listed for trading on the *Novo Mercado.* We have issued no securities other than those described above.

The table below sets forth, for the periods indicated, the high, low and average sale prices, in *reais,* of our common shares on the BOVESPA. Our common shares have not been traded every day on which the BOVESPA has been open.

	Price Per Common Share* (in R$)			Average Weekly Trading Volume of Common Shares (in R$)
	High	Average	Low	
2001	0.84	0.56	0.26	90,481
2002	0.42	0.31	0.15	10,423
2003	0.47	0.27	0.16	81,979
2004	0.59	0.43	0.33	175,900
2005	2.70	1.0	0.46	90,481

Sources: Economática and BOVESPA.

* Does not reflect the 8:1 reverse stock split approved at our special shareholders' meeting on January 26, 2006.

	Price Per Common Share* (in R$)			Average Weekly Trading Volume of Common Shares (in R$)
	High	Average	Low	
2004				
First Quarter	0.44	0.38	0.33	132,078
Second Quarter	0.40	0.38	0.35	49,603
Third Quarter	0.55	0.45	0.38	194,094
Fourth Quarter	0.59	0.54	0.50	386,458
2005				
First Quarter	0.58	0.52	0.48	83,318
Second Quarter	0.65	0.56	0.50	38,891
Third Quarter	0.85	0.59	0.51	160,980
Fourth Quarter	2.70	1.50	0.72	4,554,723

Sources: Economática and BOVESPA.

* Does not reflect the 8:1 reverse stock split approved at our special shareholders' meeting on January 26, 2006.

	Price Per Common Share (in R$)			Average Weekly Trading Volume of Common Shares (in R$)
	High	Average	Low	
August 2005*	0.56	0.54	0.51	8,945
September 2005*	0.85	0.64	0.55	466,383
October 2005*	1.15	0.99	0.72	2,009,895
November 2005*	1.70	1.35	1.10	2,139,588
December 2005*	2.70	2.04	1.67	9,006,476
January 2006**	27.20	24.65	21.12	19,338,839
February 2006 (through February 13)**	25.99	23.02	21.12	12,320,282

Sources: Economática and BOVESPA.

* Does not reflect the 8:1 reverse stock split approved at our special shareholders' meeting on January 26, 2006.

** As adjusted to reflect the 8:1 reverse stock split approved at our special shareholders' meeting on January 26, 2006.

On January 27, 2006, we had approximately 800 holders of common shares and, on such date, the closing sales price of our common shares on the BOVESPA was R$24.70. This value reflects the 8:1 reverse stock split approved at our special shareholders' meeting on the same date. On February 13, 2006, the closing price of our common shares at the BOVESPA was R$25.55.

Trading on the BOVESPA

In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding among the Brazilian stock exchanges. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

The trading of securities listed on the BOVESPA, including the Novo Mercado segment and the Levels 1 and 2 Differentiated Corporated Governance Practices *(Níveis Diferenciados de Governança Corporativa 1 e 2)* can be executed outside these exchanges, in the over-the-counter market or in private transactions except under specific circumstances.

The BOVESPA is a not-for-profit entity owned by its member brokerage firms. Trading on the BOVESPA may be only carried out by member brokerage firms and by a limited number of authorized non-members. BOVESPA trading sessions take place from 10:00 a.m. to 5:00 p.m., and from 11:00 p.m. to 6:00 p.m., São Paulo time, during daylight saving time in Brazil, on an electronic negotiation system called Megabolsa. BOVESPA also allows trading from 5:45 p.m. to 7:00 p.m., or between 6:45 p.m. and 7:30 p.m., São Paulo time, during daylight saving time in Brazil, in an online system known as "after market," which is connected to traditional and internet brokers. After market trading is subject to regulatory limits on price volatility and on the volume of shares transacted through internet brokers. Currently Pactual Corretora de Títulos e Valores Mobiliários S.A. is the market maker for our common shares in Brazil.

On December 31, 2005, the market capitalization of the 334 companies listed on the BOVESPA was US$1,128.5 billion. The ten largest companies listed on the BOVESPA then represented approximately 51.5% of the aggregate market capitalization of all companies listed on the BOVESPA. Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public. See "Risk Factors — Risks Related to Our Common Shares." It is possible that an active trading market for the shares will not develop, which might limit the capacity of an investor to resell the shares.

To control the fluctuation of the BOVESPA index, BOVESPA has adopted a system called "circuit breaker" pursuant to which the trading session is suspended for a period of 30 minutes or an hour whenever the BOVESPA index falls below the limit of 10% or 15%, respectively, with respect to the index of closing of the session in the previous trading.

The settlement of transactions involving the sale of shares on the BOVESPA occurs within three business days after the trading date, and incurs no adjustments for inflation. The delivery and the payment of the shares are made through BOVESPA's clearing house, the CBLC. Generally, the seller should deliver the shares to the BOVESPA on the second business day after the trading date.

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated by the CVM, which has general authority over the stock exchanges and securities markets, as well as by the CMN and by the Central Bank, which has, among other powers, licensing authority over brokerage firms, and also regulatory authority over foreign investments and foreign exchange transactions. The Brazilian securities market is governed by Law No. 6835/76, by the Brazilian Corporate Law and by rules and regulations issued by the Central Bank, the CMN and the CVM.

Under Brazilian Corporate Law, a company is either publicly-held and listed, a *companhia aberta,* such as our Company, or privately-held and unlisted, a *companhia fechada.* A company is deemed to be public whenever it trades its securities on a stock exchange or the over-the-counter market. All public companies are registered with the CVM and are subject to reporting requirements. See "Description of Capital Stock — Disclosure Requirements." A public company may trade its securities on the Brazilian stock exchanges or over-the-counter market. The shares of a public company, such as our common shares, may also be traded privately, subject to certain limitations.

The over-the-counter market is divided into two categories: (1) the organized over-the-counter market, in which trading activities are overseen by self-regulatory entities authorized by the CVM; and (2) the non-organized over-the-counter market, in which trading activities are not overseen by self-regulatory entities authorized by the CVM. Whether or not organized, the over-the-counter market consists of direct off-stock exchange trades between investors, through a financial institution registered with the CVM. No special application, other than registration with the CVM (and, for organized over-the-counter markets, with the relevant over-the-counter market), is necessary for securities of a public company to be traded in the over-the-counter market.

The trading of securities on the BOVESPA may be suspended under certain circumstances, including as a result of a material announcement. Trading may also be suspended on the initiative of the BOVESPA or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or BOVESPA.

Law No. 6385/76, the Brazilian Corporate Law and the regulations issued by the CVM provide, among other things, for disclosure requirements, restrictions on insider trading and price manipulation, in addition to protection of minority shareholders. See "Description of Capital Stock — Withdrawal Rights and Redemption — Policy on The Trading of Our Securities by Us and Our Controlling Shareholders, Directors and Executive Officers; and — Disclosure Requirements."

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to certain restrictions under the Brazilian foreign investment legislation. See "— Investment in our Common Shares by Non-Residents of Brazil."

The *Novo Mercado*

On January 27, 2006, our Company executed an "Agreement for Participation in the *Novo Mercado*" with the BOVESPA, which became effective on the same date. The *Novo Mercado* is a special segment of the BOVESPA intended exclusively for companies meeting certain minimum requirements and agreeing to

adhere to differentiated corporate governance rules. The items below summarize the key points characterizing the *Novo Mercado* and apply to our Company:

- the capital stock must consist exclusively of common shares; the issuance or maintenance of so-called founder's shares is prohibited;
- the Company is prevented from issuing preferred stock or founders' shares;
- the number of shares issued by the Company held by investors other than treasury shares or shares held by a controlling shareholder or management (free float shares), must be at least 25%;
- in the event of a transfer of control, holders of common stock of the Company (other than the selling shareholder) will be entitled to sell their shares in a tender offer to be launched by the acquirer of control at the same price (tag along) paid to the selling shareholder;
- the board of directors must be composed of at least five members, of which at least 20% should be independent directors elected during the shareholders' meeting for a term of up to two years, with re-election permitted;
- new members of the board of directors and the executive officers must undertake to comply with the *Novo Mercado* regulations and submit to the *Novo Mercado* Arbitration Chamber;
- a statement of cash flow (both the company's and consolidated) must be included in the quarterly financial reports and annual financial statements;
- all financial statements, related notes and management reports must be disclosed in the English language and prepared according to Brazilian GAAP and accompanied by additional notes demonstrating the reconciliation of the balance sheet and income statement under Brazilian GAAP with the International Financing Report Accounting Standards ("IFRS") or U.S. GAAP, respectively, outlining the main differences between each of these accounting principles from the point of view of an independent auditor;
- as of the second year after the listing of the shares on the *Novo Mercado*, the Company must publish financial statements in English, as prepared in accordance with Brazilian GAAP, reconciled with U.S. GAAP or IFRS with respect to year-end results and the shareholders' net equity;
- the Company must annually publish an agenda of corporate events to the shareholders;
- the controlling shareholder must launch a tender offer to acquire all free float shares, at their fair price, as determined by an independent valuation firm, prior to delisting the shares from the *Novo Mercado* or taking the Company private;
- the company, the controlling shareholders, management and members of the fiscal council must submit to the *Novo Mercado* Arbitration Chamber regulations.

See "Description of Capital Stock — Delisting from the *Novo Mercado* and — Disclosure Requirements."

Investment in Our Common Shares by Non-Residents of Brazil

The right to convert dividend payments and proceeds from the sale of shares into foreign currency and to remit such amounts abroad is subject to restrictions under foreign investment legislation which generally requires, among other things, that the relevant investment be registered with the Central Bank and the CVM. Moreover, investments and remittances outside Brazil of gains, dividends, profits or other payments, including under preferred shares, are made through the new unified exchange rate market.

Non-Brazilian investors must register their investment in shares under Law No. 4,131 of September 3, 1962, or CMN Resolution No. 2,689 and CVM Instruction No. 325, both as amended. CMN Resolution No. 2,689 affords favorable tax treatment to non-Brazilian investors who are not residents in a tax haven jurisdiction (i.e., countries that do not impose income tax or where the maximum income tax rate is lower

than 20%), as defined by Brazilian tax laws. See "Taxation" for further description of tax benefits extended to non-Brazilian holders who qualify under CMN Resolution No. 2,689.

Under CMN Resolution No. 2,689, non-Brazilian investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are met. In accordance with CMN Resolution No. 2,689, the definition of non-Brazilian investor includes individuals, companies, mutual funds and other collective investment entities domiciled or headquartered abroad.

Under CMN Resolution No. 2,689, a non-Brazilian investor must:

- appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
- appoint an authorized custodian in Brazil for its investment, which must be a financial institution duly authorized by the Central Bank and CVM;
- through its representative, register as a non-Brazilian investor with the CVM; and
- register its foreign investment with the Central Bank.

Additionally, an investor operating under the provisions of CMN Resolution No. 2,689 must be registered with the Brazilian internal revenue service (*Receita Federal*) pursuant to its Regulatory Instruction No. 200. This registration process is undertaken by the investor's legal representative in Brazil.

Securities and other financial assets held by non-Brazilian investors pursuant to CMN Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will.

CAPITALIZATION

The following table sets forth (1) our actual capitalization as of December 31, 2005, and (2) our capitalization as adjusted to reflect the proceeds received in this offering in an estimated amount of R$612.2 million after deducting the estimated commissions and offering expenses, without including the common shares that may be sold under the over-allotment option but as adjusted to reflect the repayment of the indebtedness as set forth under "Use of Proceeds". The table is derived from the financial statements prepared in accordance with Brazilian GAAP. It should be read in conjunction with "Selected Financial and Operating Data," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as our financial statements and related notes included elsewhere in this offering circular. We will receive no proceeds from the secondary offering.

	December 31, 2005	
	Actual	As Adjusted
	(In thousands of R$)	
Loans and financing in local currency — short-term		
Construction financing — real estate credit	92,366	92.366
Working capital loans	29,572	0
Loans and financing in local currency — long-term		
Construction financing — real estate credit	17,014	17,014
Working capital loans	1,629	0
Debts with related parties — short-term and long-term	65,777	0
Total loans and financing	**206,358**	**109,380**
Total shareholders' equity	**292,648**	**904,853**
Total capitalization(1)	**499,006**	**1,014,233**

(1) The total capitalization corresponds to the sum of the total loans and financings and the total shareholders' equity.

DILUTION

As of December 31, 2005, our stockholders' equity book value was R$292.6 million and our equity book value per common share corresponded, on the same date, to R$6.05 per common share (adjusted to reflect the 8:1 reverse stock split approved on January 26, 2006). Such stockholders' net equity book value per common share represents the total book value of our assets less the total book value of our liabilities, divided by 48,351,814 common shares issued by our Company on December 31, 2005, adjusted to reflect the 8:1 reverse stock split approved on January 26, 2006.

After giving effect to the sale of 26,000,000 common shares issued by us in this offering, at R$25.00 per common share, but assuming no exercise of the over allotment option, and after deducting the estimated commissions and expenses of this offering to be paid by us, we estimate that our stockholders' equity value at December 31, 2005 would be approximately R$904.9 million, or R$12.17 per common share as adjusted to reflect the 8:1 reverse stock split. This represents an immediate increase in the equity book value per common share of R$6.12 for the current common shareholders, and an immediate dilution in the equity book value per common share of R$12.83 for new investors purchasing common shares in this offering. Such dilution represents the difference between the price per common share paid by such new investors and the equity book value per common share of our Company immediately after giving effect to this offering.

The following table illustrates this dilution:

Offering price (per common share)	R$25.00
Equity value per share at December 31, 2005	R$ 6.05*
Increase in the stockholders' equity value per share attributed to current shareholders	R$ 6.12
Stockholders' equity value per common share after this offering	R$12.17
Dilution per common share for new investors	R$12.83
Percentage dilution per common share for new investors	51.32%

* Adjusted to reflect the 8:1 reverse stock split approved on January 26, 2006.

The Company has no options, convertible debt or other securities or agreements that could require it to issue additional common shares and no stock options have been exercised in the last five years.

On February 23, 2003, the controlling shareholders jointly purchased 258,064,516 new common shares at the issuance price of R$0.31 per common share (which, upon adjustment to reflect the 8:1 reverse stock split approved on January 26, 2006, corresponds to R$2.48 per common share). In the last five years, neither the controlling shareholders nor any of our directors or executive officers have made any other purchases of shares issued by the Company. For information on purchases in the open market by our controlling shareholders, see "Principal Shareholders and Selling Shareholder."

SELECTED FINANCIAL AND OPERATING DATA

The financial information as of December 31, 2003, 2004 and 2005 presented below is derived from our financial information prepared according to Brazilian GAAP, audited by Deloitte Touche Tohmatsu Auditores Independentes, and included elsewhere in this offering circular. You should read and analyze this information in conjunction with our consolidated financial statements that were audited by Deloitte Touche Tohmatsu Auditores Independentes and related notes, beginning on page F-1 herein, as well as with the information included in the section "Presentation of Financial and Certain Other Information" of this offering circular.

Statements of Income

	For the Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
GROSS OPERATING REVENUE			
Sale of real estate and services	189,587	331,826	418,740
Taxes on Sales	(9,933)	(14,195)	(14,798)
NET OPERATING REVENUE	179,654	317,631	403,942
Cost of real estate and services sold	(138,523)	(219,252)	(288,310)
GROSS INCOME	41,131	98,379	115,632
OPERATING REVENUES (EXPENSES)			
Administrative expenses	(27,641)	(26,406)	(29,998)
Commercial expenses	(21,853)	(36,245)	(45,685)
Amortization and depreciation	(1,791)	(1,772)	(1,417)
Financial expenses, net	(5,742)	(10,457)	(19,247)
Employee Participation in Results	—	—	(173)
Revenue from customer financing	8,378	7,255	7,263
Other operating revenues	(1,917)	(2,513)	482
OPERATING INCOME (LOSS)	(9,435)	28,241	26,857
Non-operating revenues (expenses)	(663)	2,589	2,962
Income and Social Contribution Taxes	6,658	(5,007)	(3,229)
Profit sharing reversal	114	—	—
Minority interests in subsidiaries	(2,817)	(6,522)	(6,412)
NET INCOME (LOSS) FOR THE YEAR	(6,143)	19,301	20,178

Balance Sheets

	As of December 31,		
	2003	2004	2005
	(In thousands of R$)		
Current assets			
Cash and banks	6,523	4,286	9,641
Investment activities	10,003	17,185	6,108
Trade accounts receivable	74,750	138,087	149,651
Inventory of real estate for sale	169,997	191,022	299,226
Prepaid expenses	19,841	25,605	28,244
Other credits	39,560	30,865	47,780
Total current assets	320,674	407,050	540,650
Long-term receivables			
Trade accounts receivable	97,329	126,978	183,304
Investment activities	4,410	4,391	2,133
Judicial deposits	23,420	26,382	28,373
Deferred Income Tax and Social Contribution	20,467	18,872	29,813
Related Parties	—	—	4,508
Other credits	6,650	3,418	182
Total long-term receivables	152,276	180,041	248,313
Permanent assets			
Investments in Underwriters	2,134	1,544	1,484
Property, plant and equipment	1,160	1,484	1,757
Deferred charges	3,257	2,186	1,676
Total permanent assets	6,551	5,214	4,917
TOTAL ASSETS	479,501	592,302	793,880
Current liabilities			
Construction financing — real estate credit	7,218	41,627	92,366
Working capital loans	26,998	30,287	29,572
Accounts payable from the purchase of land	17,442	23,214	45,799
Suppliers	4,623	7,590	11,118
Salaries and social charges	2,830	2,872	3,551
Taxes and contributions payable	2,524	6,051	11,346
Budgeted cost to be incurred	106,870	183,368	0
Dividends payable	—	7,713	4,796
Advances from customers	25,399	23,112	34,751
Related parties	—	—	37,701
Other accounts payable	6,671	7,233	16,799
Total current liabilities	93,705	149,699	287,799

	As of December 31,		
	2003	2004	2005
	(In thousands of R$)		
Long-term liabilities			
Construction financing — real estate credit	5,400	22,815	17,014
Working capital loans	7,160	14,771	1,629
Accounts payable from the purchase of land	29,747	40,979	85,908
Related parties	25,009	19,262	28,076
Taxes and contributions payable — REFIS	28,539	28,473	27,356
Deferred income and social contribution taxes	5,446	6,441	15,098
	101,301	132,741	175,081
Result from real estate sales to be recognized	0	0	0
Total long-term liabilities	73,639	132,741	175,081
Minority interest	18,817	32,599	38,352
Shareholders' equity			
Capital Stock	230,732	230,732	230,732
Legal reserve	3,928	4,893	5,902
Profit retention reserve	31,018	41,641	56,014
Total shareholders' equity	265,678	277,266	292,648
TOTAL LIABILITIES	479,501	592,305	793,880

Other Financial Data:

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
EBITDA(1)	(5,268)	36,537	44,071
EBITDA margin(2)	(2.93)%	11.50%	10.91%
Other operating data			
Projects launched			
Developments launched	20	22	18
Usable area of units launched (m^2)	221,953	253,702	196,210
Units launched(3)	1,977	2,295	1,999
Total value of units launched (in thousands of R$)	388,937	513,265	399,502
Average price per square meter launched (R$/$m^2$)	1,752	2,023	2,016
Sales			
Total contracted sales (in thousands of R$)	268,732	433,388	444,521
Units sold	1,690	2,411	2,486

(1) EBITDA, according to CVM Circular Letter No. 1/2005, means income before net financial expenses, income and social contribution taxes, depreciation and amortization and non-operating results. EBITDA is not a Brazilian GAAP measurement, does not represent cash flows for the periods presented and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. EBITDA does not have a standardized meaning and our definition of EBITDA may not be comparable to EBITDA as used by other companies.

(2) EBITDA divided by net operating revenue.

(3) Excludes units that were exchanged as payment for the acquisition of the property where the development was built.

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
Indebtedness — short-term:			
Construction financings	7,218	41,627	92,366
Loans — working capital	26,998	30,287	29,572
Indebtedness — long-term:			
Construction financings	5,400	22,815	17,014
Loans — working capital	7,160	14,771	1,629
Total indebtedness	46,776	109,500	140,581
Cash and cash equivalents:			
Cash and banks	6,523	4,286	9,641
Investment activities — short-term	10,003	17,185	6,108
Investment activities — long-term(1)	4,410	4,391	2,133
Total cash and cash equivalents	20,936	25,862	17,882
Net indebtedness	25,840	83,638	122,699

(1) Long-term financial investments primarily consist of liquid real estate receivables certificates issued by securitization companies.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The discussion below is based on and should be read together with our audited consolidated financial statements and related notes, beginning on page F-1 of this offering circular, as well as "Presentation of Financial and Certain Other Information," "Selected Financial and Operating Data" and other financial data appearing elsewhere in this offering circular. The consolidated financial statements audited by Deloitte Touche Tohmatsu Auditores Independentes were prepared in accordance with Brazilian GAAP, which differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. See "Annex A — Summary of Significant Differences Between U.S. GAAP and Brazilian GAAP".

We consolidate the results of all our subsidiaries in our financial statements. Upon consolidation, we eliminate investments in subsidiaries, receivable and payable balances, revenues, expenses and unrealized income derived from transactions among such companies. Minority shareholders' interests are included in a specific line item of the consolidated financial statements. The complete listing of our investments in subsidiaries, including shareholders' equity, profit (loss) for the year and our interest in each subsidiary, is detailed in Note 8 to the financial statements beginning on page F-1 of this offering circular.

Critical Accounting Policies

Our financial statements include various estimates related to budgeted costs of the developments, the choice of the term of useful lives of property and equipment, necessary provisions for contingent liabilities and calculation of provisions for taxes and other values. Our critical accounting policies and estimates related to recognition of revenues and costs and accounting of income and social contribution taxes reflect opinions and uncertainties and may potentially cause materially different results under different assumptions and conditions. The critical accounting policies adopted in the preparation of our financial statements are detailed below.

Recognition of Revenues and Costs. Under Brazilian GAAP, specific rules apply to companies in the real estate industry, in particular in the context of recognition of sales revenues. Pursuant to the CFC regulations provided for in CFC Resolution no. 963/03, our sales revenues, costs of land and construction and commercial expenses that are inherent to the respective developments are recognized to income according to the method of percentage of financial progress of each development, which is measured based on the cost incurred against the total budgeted cost of the respective developments. Thus:

- for the sale of finished units, the sales revenues, costs of land and construction and commercial expenses that are inherent to the respective unit are recognized to income at the time the sales occur, regardless of the term for receipt of the contractual amount;
- for the sale of unfinished units, the income is recognized according to the following criteria: (i) the sales revenue, costs of land and construction, and commercial expenses that are inherent to the respective unit are recognized to income according to the method of percentage of financial progress of each development; and (ii) sales revenue accrued according to item (i), including monetary adjustment, net, of the installments already received, are recorded under accounts receivables, or as advance from customers if the amounts received exceed the revenues to be recognized;
- interest on loans directly connected to the real estate developments are capitalized as cost of properties to be sold, for units in inventory, or as prepaid expenses, for units already sold, for later recognition to income, according to the method of percentage of financial progress of each development; and
- properties to be sold are evaluated on the basis of the cost of construction or acquisition, which is lower than the market value. In the development activity, the land is divided into ideal fractions, which correspond to a finished unit at the end of each development. Each ideal fraction is recorded as an inventory unit.

Following the trend in the real estate industry and to facilitate the comparability of our financial statements with those of our main competitors, we adopted, as of the year 2005, the procedures described above. The financial statements relating to the fiscal years 2003 and 2004 in this offering circular, have been reclassified to adapt to these procedures, having been originally prepared according to CVM/SEP/SNC Official Letter No. 05/95, as amended by CVM/SEP/SNC Official Letter No. 01/05, which differ, from the current criteria in the following aspects:

- at the time of the sale of the units, the total budgeted costs to be incurred, measured on the basis of estimates of the technical area in charge, are recorded as current and long-term liabilities. Any changes in the budgeted costs are recorded as they are recognized and allocated between cost of sales and result of the sales of properties to be recognized. The accounting criteria currently in use do not include any provisions for budgeted costs to be incurred;

- the line item results of sales to be recognized is represented in the net amount of the sale of units of the developments, subtracting the costs of construction and land and sales expenses of the respective developments, such results being realized according to the percentage of financial progress of each development. Under the accounting criteria currently in use, all costs of construction and land, corresponding to units sold, are recognized to income for the relevant period, to the extent incurred and the registration of accounts receivables is limited to the recognized revenues; and

- interest from loans directly connected to the real estate developments are capitalized as cost of properties to be sold, for units in inventory, or to results of sales to be recognized, for units already sold, for later recognition to income, according to the method of percentage of financial progress of each development. In the current accounting criteria, costs relating to units already sold are recorded as advance from customers for later recognition to income, following the same method of financial progress percentages for each development.

The differences mentioned above only appear in balance sheet accounts (i.e., accounts receivables from customers, prepaid expenses, budgeted costs to be incurred, advances from customers, and sales revenues to be recognized) as shown in the following table, and therefore have no effect on our recognition of income or net equity.

	2003		2004		2005	
	Current Accounting Policy	Previous Accounting Policy	Current Accounting Policy	Previous Accounting Policy	Current Accounting Policy	Previous Accounting Policy
	(In thousands of R$)		(In thousands of R$)		(In thousands of R$)	
Current Assets						
Trade account receivables	74,750	188,526	138,087	333,158	149,651	313,961
Prepaid expenses	19,841	—	25,605	—	28,244	—
Long-term Receivables						
Trade account receivables	97,329	245,475	126,978	306,356	183,304	384,564
Current Liabilities						
Budgeted costs to be incurred	—	106,870	—	183,368	—	180,647
Advances from customers	25,399	—	23,112	—	34,751	—
Long-term Liabilities						
Budgeted costs to be incurred	—	66,621	—	77,480	—	84,782
Results of property sales	—	93,988	—	111,108	—	106,647

Allowance for Doubtful Accounts. Created, when applicable, on the basis of our evaluation of any losses in the realization of accounts receivables.

PIS and COFINS. We challenged the constitutionality of the payment of the Contribution for the Financing of Social Security (*Contribuição para o Financiamento da Seguridade Social*), or COFINS, and Social Integration Program (*Programa de Integração Social*), or PIS, specifically as to the extent of the

calculation basis and the accrual of such taxes on the revenue from the sale of properties before Law No. 9.718/98 came into force, for which judicial deposits were made. The provisions were created on the basis of an analysis of the chances of loss and are supported by the opinion of our legal counsel.

Accrual for Contingencies. We are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues. We recognize contingencies only when a loss is probable and estimable. We account for contingencies based on historical experience, the nature of the claims, as well as the current status of the claims. Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability. Management's assessment of our exposure to contingencies could change as new developments occur or more information becomes available.

Current Income and Social Contribution Taxes. The calculation bases for income and social contribution taxes are ascertained according to the criteria established by Federal Revenue Office Normative Instruction No. 84, of 1979. According to this normative instruction, the Company's net operating revenue is recognized as the payments are made by the customers. In order to comply with the applicable tax legislation, our tax accounting system calculates costs and expenses according to the provisions of such instruction. Therefore, revenues from real estate developments are taxed throughout the term of receipt of the payments.

Deferred Income and Social Contribution Taxes. These result from temporary differences and tax losses carry forward, in the line item "assets", and from differences in the criteria for the recognition of revenues and expenses according to the method of cost incurred in the developments against the criteria used for taxation purposes, in liabilities accounts. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates of the time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results.

Deferred Commercial Expenses. The commercial expenses related to the developments, such as construction, decoration of the sale stands, marketing and advertising and sales commissions, are recognized to income according to the method of percentage of completion of the development, which is measured as the cost incurred against the total budgeted cost of the respective developments.

For more information about our critical accounting practices, see Note 2 to the consolidated financial statements, beginning on page F-1 to this offering circular.

Brazilian Macroeconomic Environment

Since the present administration took office, the Brazilian economy has moved towards increased stability, largely continuing the macroeconomic policies of the previous administration, which focused on fiscal responsibility. As a result, investors' confidence rebounded during 2003 and the *real* appreciated by 18.2% against the U.S. dollar to R$2.8892 per US$1.00 at December 31, 2003. Inflation for the year, as measured by the Broad Price Consumer Index *(Índice de Preço ao Consumidor)*, or IPCA, was 9.3%. In that year, Brazil's GDP only grew 0.5%. The Central Bank reduced interest rates seven times during 2003.

In 2004, the Brazilian economy showed important improvements in its main indicators. GDP grew by 4.9%, and the average unemployment rate dropped from 10.9% to 9.6% in the main metropolitan regions of the country, according to unemployment estimates disclosed by the IBGE. Brazil achieved a public sector budget primary surplus (before debt service) of 4.61%, which was above the target of 4.25% of GDP established by the International Monetary Fund as part of its loan agreement with the country at that time. During 2004, Brazil achieved a trade surplus of US$34 billion. Inflation, as measured by the IPCA, was 7.6% in 2004.

In 2004, the *real* appreciated by 8.1% against the U.S. dollar. However, the increase in economic activity raised concerns about inflation, resulting in the government maintaining a high interest rate. In addition, the tax burden increased from 35.06% to 35.67% of Brazil's GDP, according to the estimate of the Brazilian Association of Financing Secretariats of the Capital Cities *(Associação Brasileira dos Secretários de Financas das Capitais)*. The tax burden increase and the high interest rates are two factors that adversely affected the real estate industry by reducing the population's purchasing power.

The year 2005 was characterized by accusations of corruption against members of the executive and legislative branches of Brazil's federal government belonging to the current president's support base, and by the Central Bank's effort to reach the inflation target of 5.1% per year, resulting in the interest rates being kept at higher levels. However, with the economic downturn beginning in November, the government began to reduce the basic interest rate so as to foster an economic rebound. At December 31, 2005, the basic interest rate, as defined by the Central Bank, was 18.0% per year.

In 2005, the *real* appreciated by 11.5% against the U.S. dollar. Despite such appreciation, Brazil achieved a trade surplus of US$44.8 billion, its highest trade surplus ever. The average unemployment rate decreased from 11.6% to 10.0% in the main metropolitan regions of the country, according to unemployment estimates disclosed by the IBGE. Inflation, as measured by the IPCA, was 5.7% in 2005.

The following table shows data for GDP growth, inflation, interest rates and the U.S. dollar exchange rate for and in the periods indicated.

	Year Ended December 31,				
	2001	2002	2003	2004	2005
GDP growth	1.4%	1.9%	0.5%	4.9%	*
Inflation (IGP-M)(1)	10.4%	25.3%	8.7%	12.4%	1.2%
Inflation (IPCA)(2)	7.7%	12.5%	9.3%	7.6%	5.7%
INCC(3)	7.0%	10.9%	14.8%	12.4%	6.8%
CDI(4)	17.3%	19.1%	16.8%	17.5%	19%
LIBOR(5)	4.1%	4.0%	4.2%	4.9%	4.7%
Appreciation (depreciation) of the *real* vs. U.S. Dollar	(18.7)%	(52.3)%	18.2%	8.1%	11.5%
Exchange rate at year end — US$1.00	R$2.321	R$3.533	R$2.889	R$2.654	R$2.348
Average exchange rate — US$1.00(6)	R$2.352	R$2.934	R$3.071	R$2.926	R$2.433

* Not available.

Sources: Fundação Getúlio Vargas, Central Bank and Bloomberg.

(1) Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2) Inflation (IPCA) is a broad consumer price index measured by the IBGE.

(3) INCC is the National Construction Costs Index (*Índice Nacional de Custo da Construção*), one of the main indeces used to adjust the amount due under our sales contracts.

(4) The CDI rate (*Certificado de Depósito Interbancário*) is the average of inter-bank overnight rates in Brazil (accumulated for period-end month, updated).

(5) LIBOR for six-month deposits.

(6) Average of the exchange rates on the last day of each month during the period.

Effects on the Real Estate Industry and on our Results

The real estate industry is affected by prevailing general economic conditions in Brazil and the sector. The demand for new residential units is influenced by a number of factors, including job growth, long-term and short-term interest rates, federal mortgage financing programs, consumer confidence, government

policies and demographic factors. On the other hand, the development of new units is influenced by the inventory of existing units, zoning restrictions, governmental policies, cost and availability of land, various construction and sales costs, and availability of financing, among other factors.

Considerable economic and political uncertainties exist that could have adverse effects on consumer buying behavior, construction costs, availability of labor and materials and other factors affecting the real estate industry in general. Higher interest rates may affect the ability of residential property buyers to qualify for financing under reasonable conditions, and, as a result, may decrease demand for new residential properties. The lack of available financing is another factor that may also adversely affect the demand for housing and, therefore, decrease our sales.

Inflation has also had, and may continue to have, an adverse effect on our business, financial condition, results of operations and prospects. Almost all of our operating expenses are denominated in *reais* and the suppliers and service providers of these expense items generally attempt to increase their prices to reflect Brazilian inflation. We may not be able to pass these increases on to our customers. In addition, increased inflation tends to result in higher interest rates, which may adversely affect demand for housing and therefore decrease our sales.

In addition, our results of operations may be indirectly affected by currency fluctuations. Although substantially all of our revenues are denominated in *reais* and only a very small portion of our costs are linked to the U.S. dollar, depreciations of the *real* relative to the U.S. dollar could create additional inflationary pressures in Brazil and cause increases in interest rates. On the other hand, the appreciation of the *real* relative to the U.S. dollar can limit the rise in inflation, which could increase demand in the real estate industry, although such appreciation could also weaken the export-driven sector of the economy and thus weaken demand in the real estate industry. In periods of economic slowdown, clients and investors purchase fewer real estate properties, rental prices decline and the amount of available real estate increases, making investments in real estate less attractive and negatively affecting our results of operations.

New Developments and Contracted Sales Portfolio

New Developments

The following table presents selected information on our total new residential and commercial developments for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,		
	2003	2004	2005
Number of projects launched	20	22	18
Usable area of units launched (in m^2)	221,953	253,702	196,210
Units launched(1)	1,977	2,295	1,999
Total value of units launched (in thousands of R$)(2)	388,937	513,265	395,502
Average price per square meter launched (R$/$m^2$)	1,752	2,023	2,016
Participation of the Company in the total new developments (in %)(3)	89.5%	79.0%	76.9%

(1) Excludes units that were exchanged as payment for the acquisition of the property where the development was built.

(2) The total value of units launched corresponds to the number of units launched multiplied by the launching price of each such unit. Investors should be aware that the total value of units launched may not be realized or may be materially different from the amount of contracted sales if units are sold at less than the price originally anticipated or if the units are not sold at all.

(3) The percentages of participation were calculated based on our interest in the gross revenue from each development against our contracted sales. See "Presentation of Financial and Certain Other Information."

The tables below show the number of units launched and the total value of units launched for the past three years, by segment and region:

São Paulo	2003		2004		2005	
	Number of Units	Total Value of Units Launched	Number of Units	Total Value of Units Launched	Number of Units	Total Value of Units Launched
		(In thousands of R$)		(In thousands of R$)		(In thousands of R$)
Up to R$200,000	300	49,606	206	25,187	218	33,329
Greater than R$200,000 and up to R$350,000	458	93,787	852	184,448	155	44,533
Greater than R$350,000 and up to R$500,000	36	13,931	142	63,495	0	0
Greater than R$500,000	36	19,138	26	33,946	150	86,739
Commercial Properties	—	—	—	—	—	—
Total	830	176,462	1,226	307,077	523	164,602

Campinas	2003		2004		2005	
	Number of Units	Total Value of Units Launched	Number of Units	Total Value of Units Launched	Number of Units	Total Value of Units Launched
		(In thousands of R$)		(In thousands of R$)		(In thousands of R$)
Residential Properties						
Up to R$200,000	340	47,810	330	21,428	450	38,110
Greater than R$200,000 and up to R$350,000	240	58,757	0	0	119	32,244
Greater than R$350,000 and up to R$500,000	—	—	40	14,487	—	—
Greater than R$500,000	—	—	—	—	—	—
Commercial Properties	—	—	—	—	448	43,613
Total	580	106,567	370	35,915	1,107	113,966

Porto Alegre	2003		2004		2005	
	Number of Units	Total Value of Units Launched	Number of Units	Total Value of Units Launched	Number of Units	Total Value of Units Launched
		(In thousands of R$)		(In thousands of R$)		(In thousands of R$)
Residential Properties						
Up to R$200,000	156	13,138	112	22,388	—	—
Greater than R$200,000 and up to R$350,000	—	—	144	43,959	32	10,428
Greater than R$350,000 and up to R$500,000	23	10,879	91	39,230	—	—
Greater than R$500,000	—	—	—	—	—	—
Commercial Properties	88	50,128	—	—	—	—
Total	267	74,145	347	105,577	32	10,428

Rio de Janeiro	2003 Number of Units	2003 Total Value of Units Launched (In thousands of R$)	2004 Number of Units	2004 Total Value of Units Launched (In thousands of R$)	2005 Number of Units	2005 Total Value of Units Launched (In thousands of R$)
Residential Properties						
Up to R$200,000	300	31,763	251	37,790	—	—
Greater than R$200,000 and up to R$350,000	—	—	101	26,907	427	106,506
Greater than R$350,000 and up to R$500,000	—	—	—	—	—	—
Greater than R$500,000	—	—	—	—	—	—
Commercial Properties	—	—	—	—	—	—
Total	300	31,763	352	64,697	427	106,506

Total	2003 Number of Units	2003 Total Value of Units Launched (In thousands of R$)	2004 Number of Units	2004 Total Value of Units Launched (In thousands of R$)	2005 Number of Units	2005 Total Value of Units Launched (In thousands of R$)
Residential Properties						
Up to R$200,000	1,096	142,316	899	106,793	668	71,439
Greater than R$200,000 and up to R$350,000	698	152,545	1,097	255,314	733	193,711
Greater than R$350,000 and up to R$500,000	59	24,810	273	117,212	—	—
Greater than R$500,000	36	19,138	26	33,946	150	86,739
Commercial Properties	88	50,128	—	—	448	43,613
Total	1,977	388,937	2,295	513,265	1,999	395,502

The total value of units launched for 2005 declined 23% compared to 2004, from R$513.3 million in 2004 to R$395.5 million in 2005. The reduction was primarily due to the postponement of new projects until 2006, as a result of restrictions imposed by the zoning law in the City of São Paulo, which were in force from January to October 2005 and adversely affected the approval of new projects for the entire real estate market. For more information, see "Industry Overview." The reduction was also a consequence of the Company's strategy to reduce the number of new developments in Porto Alegre due to the market conditions in 2005. In 2005, no new development was launched in the R$350,000 to R$500,000 per unit price range related to the upper-middle-income residential segment. In the commercial segment, we successfully launched the first two phases of the "Praça Capital" development in Campinas.

The total value of units launched for 2004 increased 32% compared to 2003, from R$388.9 million to R$513.3 million. The variation was due to the greater number of new developments in the R$200,000 to R$350,000 per unit price range, related to the middle-income residential segment, due to the early launch in 2004 of phases of the Residencial Club Tuiuti development, in the City of São Paulo, initially planned for 2005, 2006 and 2007, as a result of successful initial sales of the development. The total value of units launched of this development in October 2004, the month of launching, was approximately R$130.3 million. The increase in 2004 was also due to the launching of two developments in the cities of São Paulo and Porto Alegre, in the R$350,000 to R$500,000 price range, related to the upper-middle-income residential segment. The price range of up to R$200,000 per unit, related to the lower-middle-income residential segment, showed a decline in the total value of units launched of 25.0%, primarily due to developments of a lower unit value in the regional areas of Campinas and São Paulo. No commercial developments were launched in 2004.

Contracted Sales Portfolio

The tables below show the evolution in number of units and the value of our contracted sales, by segment and region, for the years ended December 31, 2003, 2004 and 2005:

São Paulo	Number of Units	2003 Contracted Sales (In thousands of R$)	Number of Units	2004 Contracted Sales (In thousands of R$)	Number of Units	2005 Contracted Sales (In thousands of R$)
Residential Properties						
Up to R$200,000	250	19,264	238	25,952	212	26,712
Greater than R$200,000 and up to R$350,000	291	59,837	863	166,993	522	107,093
Greater than R$350,000 and up to R$500,000	7	2,660	30	11,372	12	4,425
Greater than R$500,000	148	68,296	103	57,809	164	94,735
Commercial Properties	—	78	—	—	—	—
Total	696	150,135	1,234	262,126	910	232,966

Campinas	Number of Units	2003 Contracted Sales (In thousands of R$)	Number of Units	2004 Contracted Sales (In thousands of R$)	Number of Units	2005 Contracted Sales (In thousands of R$)
Residential Properties						
Up to R$200,000	357	23,175	274	20,623	562	50,821
Greater than R$200,000 and up to R$350,000	150	32,957	134	27,730	212	53,181
Greater than R$350,000 and up to R$500,000	18	5,945	17	6,145	—	—
Greater than R$500,000	—	—	—	—	—	—
Commercial Properties	—	—	—	—	427	43,899
Total	525	62,077	425	54,498	1,201	147,901

Porto Alegre	Number of Units	2003 Contracted Sales (In thousands of R$)	Number of Units	2004 Contracted Sales (In thousands of R$)	Number of Units	2005 Contracted Sales (In thousands of R$)
Residential Properties						
Up to R$200,000	67	3,406	76	6,107	25	2,288
Greater than R$200,000 and up to R$350,000	8	1,449	98	21,264	89	15,555
Greater than R$350,000 and up to R$500,000	30	6,452	39	13,366	39	12,783
Greater than R$500,000	18	7,946	3	1,680	1	265
Commercial Properties	105	15,282	78	11,597	26	4,782
Total	228	34,535	294	54,014	180	35,672

Rio de Janeiro	Number of Units	2003 Contracted Sales (In thousands of R$)	Number of Units	2004 Contracted Sales (In thousands of R$)	Number of Units	2005 Contracted Sales (In thousands of R$)
Residential Properties						
Up to R$200,000	172	14,620	340	38,938	133	16,457
Greater than R$200,000 and up to R$350,000	69	7,364	113	22,731	57	10,468
Greater than R$350,000 and up to R$500,000	—	—	5	1,081	5	1,058
Greater than R$500,000	—	—	—	—	—	—
Commercial Properties	—	—	—	—	—	—
Total	241	21,984	458	62,750	195	27,983

Total	Number of Units	2003 Contracted Sales (In thousands of R$)	Number of Units	2004 Contracted Sales (In thousands of R$)	Number of Units	2005 Contracted Sales (In thousands of R$)
Residential Properties						
Up to R$200,000	846	60,465	928	91,621	932	96,277
Greater than R$200,000 and up to R$350,000	518	101,608	1,208	238,718	880	186,297
Greater than R$350,000 and up to R$500,000	55	15,056	91	31,964	56	18,266
Greater than R$500,000	166	76,243	106	59,488	165	95,000
Commercial Properties	105	15,360	78	11,597	453	48,681
Total	1,690	268,732	2,411	433,388	2,486	444,521

Contracted sales reached R$444.5 million in 2005, an increase of 3% compared to contracted sales of R$433.4 million in 2004. Despite the smaller number of launches of developments, we were able to maintain growth in sales through sales of units in the inventory launched in previous years. In addition, we were able to sell the launched development named "Praça Capital" faster than expected. The complete development was sold in only two months.

Contracted sales increased by 61.3%, from R$268.7 million in 2003 to R$433.4 million in 2004. The increase occurred primarily in the R$200,000 to R$350,000 price range, related to the middle-income residential segment, as a result of the sale of all the phases of the Residencial Club Tuiuti development, in just three months of 2004, initially planned for 2005, 2006 and 2007, and also of the successful developments in this price range in Porto Alegre and Rio de Janeiro. The R$350,000 to R$500,000 price range, related to the upper-middle-income residential segment, showed an increase of 112.3% in Porto Alegre, due to the developments launched in 2004.

Gross Operating Revenue

Our gross operating revenue is primarily composed of sales from residential and commercial real estate developments, and includes sales from units of our residential and commercial developments that are sold and resold. A portion of our income is derived from services we render to business partners in some of our developments.

The tables below show the evolution of our gross revenue from sales and services rendered, by segment and region, for the years ended December 31, 2003, 2004 and 2005:

São Paulo	2003 Revenue	2004 Revenue	2005 Revenue
	(In thousands of R$)		
Residential Properties			
Up to R$200,000	46,400	12,533	26,819
Greater than R$200,000 and up to R$350,000	3,747	115,584	111,752
Greater than R$350,000 and up to R$500,000	1,366	769	6,996
Greater than R$500,000	41,238	36,861	82,570
Commercial Properties	79	—	—
Revenue from Services Rendered	146	1,079	1,328
Total	92,976	166,826	229,466

Campinas	2003 Revenue	2004 Revenue	2005 Revenue
	(In thousands of R$)		
Residential Properties			
Up to R$200,000	24,780	29,944	33,632
Greater than R$200,000 and up to R$350,000	26,235	37,685	48,230
Greater than R$350,000 and up to R$500,000	2,057	3,855	4,475
Greater than R$500,000	—	—	—
Commercial Properties	—	—	5,293
Total	53,072	71,484	91,630

Porto Alegre	2003 Revenue	2004 Revenue	2005 Revenue
	(In thousands of R$)		
Residential Properties			
Up to R$200,000	1,895	5,362	7,149
Greater than R$200,000 and up to R$350,000	6,299	11,345	14,781
Greater than R$350,000 and up to R$500,000	13,385	9,541	5,250
Greater than R$500,000	1,246	4,977	5,871
Commercial Properties	612	7,883	16,426
Total	23,437	39,108	49,477

Rio de Janeiro	2003 Revenue	2004 Revenue	2005 Revenue
	(In thousands of R$)		
Residential Properties			
Up to R$200,000	19,884	44,499	24,744
Greater than R$200,000 and up to R$350,000	218	9,765	22,472
Greater than R$350,000 and up to R$500,000	—	144	952
Greater than R$500,000	—	—	—
Commercial Properties	—	—	—
Total	20,102	54,409	48,168

Taxes on Sales

Taxes on sales include PIS and COFINS, their calculation bases being the amount received from the relevant sales contracts.

Cost of Real Estate and Services Sold

Our costs are exclusively related to real estate development, and consist of costs of land and construction costs (including foundation, structure and finishing costs, as well as costs relating to a broad variety of raw materials and our own and outsourced labor).

The table below shows our costs of real estate and services sold, as a percentage of our net revenues, for the years ended December 31, 2003, 2004 and 2005:

	Years Ended December 31,		
	2003	2004	2005
		(In %)	
Land	15.3%	8.1%	11.4%
Construction costs	62.1%	60.9%	60.0%
Total	77.4%	69.0%	71.4%

None of our individual construction costs has a significant weight in our total costs. Our construction costs per square meter in general vary according to the National Construction Costs Index *(Índice Nacional de Custo da Construção)*, or INCC, which had a variation of 14.8% in 2003, 12.4% in 2004 and 6.8% in 2005. The INCC is used to update the credit rights resulting from real estate sales contracts up to the time our customers take delivery of their property.

Historically, our constructions begin 12 months after the commercial launch of the development. In the past three years, for most of our developments, the schedule of financial disbursements for the projects was made as follows:

Construction Period (In months)	Cost Incurred* (In % of the total cost of the projects)
1st – 6th	10.4%
7th – 12th	25.1%
13th – 18th	41.6%
19th – 26th	22.9%

* Cost of land excluded.

Operating Expenses

Our operating expenses include commercial expenses and administrative expenses, amortization and depreciation, financial expenses, net, revenue from financing, and other operational revenue.

Administrative expenses. General and administrative expenses primarily include the following items: outsourced services (auditing, consulting, legal counsel and others), employee compensation and social charges, management fees and social charges, corporate expenses (publication of minutes, balance sheets, etc.), legal expenses (registry offices, notary publics, board of trade, etc.), leases, utilities and other administrative expenses.

Commercial expenses. Commercial expenses consist of the expenses for creation of sales stands, expenses for decoration of model units, sales commissions, and other marketing and advertising. Expenses related to sales stands, decoration of model units and commissions for developments that have been launched, but are not yet built, or that are under construction, are deferred to be recognized as income based on the percentage of the financial progress of the respective development.

Amortization and depreciation. The amortization of the deferred assets is calculated by the linear method. The depreciation of the long-term assets is calculated by the linear method, considering the economic useful life of the goods.

Financial expenses, net. Financial expenses, net, include costs of loans and financing, discounts given to clients, tariffs and bank expenses, and tax on financial operations (*Impostos sobre Operações Financeiras*), or IOF.

Revenue from customer financing. Revenue from customer financing represents interest charged from clients, indexed according to the IGP-M, relating to units already delivered.

Other operating revenue. Other operating revenue (expenses) consists of provisions of legal proceedings, income or loss resulting from disposal of investments and revenue from rent and others.

EBITDA

Our EBITDA consists of income before net financial revenues (expenses), income and social contribution taxes, depreciation and amortization. EBITDA is not a Brazilian GAAP measure, does not represent cash flows for the periods indicated and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as an indicator of liquidity. EBITDA does not have a standardized meaning and our definition of EBITDA may not be comparable to EBITDA as used by other companies.

Set forth below is the calculation of our EBITDA for the years ended December 31, 2003, 2004 and 2005:

	Years Ended December 31,		
	2003	2004	2005
	(In thousands of R$)		
Net income (loss) for the year	(6,143)	19,301	20,178
(+/−) Net financial expenses (revenues)	5,742	10,457	19,247
(+) Depreciation and amortization	1,791	1,772	1,417
(+/−) Income and social contribution taxes	(6,658)	5,007	3,229
EBITDA	(5,268)	36,537	44,071

Income and Social Contribution Taxes

Income and social contribution taxes are calculated pursuant to criteria established by the applicable tax legislation in force. Some of our subsidiaries ascertain such taxes according to the real profit regime and others according to the presumed profit regime, as indicated below:

- *Real profit regime:* calculated by the regular 15% tax rates plus 10% for income tax and 9% for social contribution tax.

- *Presumed profit regime:* as provided for in the tax legislation, certain companies with gross revenues in the immediately previous year that are lower than R$48 million chose to calculate their taxes according to the presumed profit regime. For these companies, income tax is calculated at a tax rate of 8% and the social contribution tax at a tax rate of 12% on the gross revenues (100% for revenues of financial nature), on which the regular income and social contribution tax rates apply.

In addition, certain of our subsidiaries have amounts to be taxed in future years, as a result of differences in income from real estate developments taxed on a cash basis and the amounts recorded on an accrual basis, which are accounted for as deferred taxes.

Results

	2003 in thousands of R$	% of Net Revenue	2004 in thousands of R$	% of Net Revenue	2005 in thousands of R$	% of Net Revenue	Variation 2003x2004	Variation 2004x2005
GROSS OPERATING REVENUE								
Sale of properties and services	189,587	105.5%	331,826	104.5%	418,740	103.7%	75.0%	26.2%
Taxes on sales	(9,933)	(5.5)%	(14,195)	(4.5)%	(14,798)	(3.7)%	42.9%	4.2%
NET OPERATING REVENUES	179,654	100.0%	317,631	100.0%	403,942	100.0%	76.8%	27.2%
Cost of properties and services sold	(138,523)	(77.1)%	(219,252)	(69.0)%	(288,310)	(71.4)%	58.3%	31.5%
GROSS PROFIT	41,131	22.9%	98,379	31.0%	115,632	28.6%	139.2%	17.5%
OPERATIONAL REVENUE (EXPENSES)								
Administrative	(27,641)	(15.4)%	(26,406)	(8.3)%	(29,998)	(7.4)%	(4.5)%	13.6%
Commercial	(21,853)	(12.2)%	(36,245)	(11.4)%	(45,685)	(11.3)%	65.9%	26.0%
Depreciation and Amortization	(1,791)	(1.0)%	(1,772)	(0.6)%	(1,417)	(0.4)%	(1.1)%	(20.0)%
Financial Expenses, Net	(5,742)	(3.2)%	(10,457)	(3.3)%	(19,247)	(4.8)%	82.1%	84.1%
Revenue from customer financing	8,378	4.7%	7,255	2.3%	7,263	1.8%	(13.4)%	0.1%
Results of Shareholders' Equity	—	0.0%	—	0.0%	—	0.0%	0.0%	0.0%
Employee participation in results	—	0.0%	—	0.0%	(173)	0.0%	0.0%	100.0%
Other operational revenue (expenses)	(1,917)	(1.1)%	(2,513)	(0.8)%	482	0.1%	31.1%	(119.2)%
OPERATING INCOME (LOSS)	(9,435)	(5.3)%	28,241	8.9%	26,857	6.6%	(399.3)%	(4.9)%
NON-OPERATING REVENUE	(663)	(0.4)%	2,589	0.8%	2,962	0.7%	(490.5)%	14.4%
RESULTS BEFORE TRIBUTES AND PARTICIPATION	(10,098)	(5.6)%	30,830	9.7%	29,819	7.4%	(405.3)%	(3.3)%
INCOME TAX AND SOCIAL CONTRIBUTIONS	6,658	3.7%	(5,007)	(1.6)%	(3,229)	(0.8)%	(175.2)%	(35.5)%
PROFIT SHARING REVERSAL								
Administrators	114	0.1%	—	0.0%	—	0.0%	(100.0)%	0.0%
NET INCOME BEFORE MINORITIES	(3,326)	(1.9)%	25,823	8.1%	26,590	6.6%	(876.4)%	3.0%
MINORITY SHAREHOLDERS	(2,817)	(1.6)%	(6,522)	(2.1)%	(6,412)	(1.6)%	131.5%	(1.7)%
NET INCOME FOR THE YEAR	(6,143)	(3.4)%	19,301	6.1%	20,178	5.0%	(414.2)%	4.5%
NET INCOME PER SHARE OF CAPITAL STOCK AT THE END OF THE YEAR (R$)	(0.02)		0.05		0.05			

Period ended 2005 compared to period ended 2004

Gross Operating Revenue. Our gross operating revenue increased 26.2%, from R$331.8 million in 2004 to R$418.7 million in 2005, primarily as a result of the increase in launched developments and contracted sales in 2004, which resulted in a higher recognition of revenues in 2005, due to the financial development of our business, as shown in the table below:

		Accumulated Financial Progress(2)		Percentage Sold — Accumulated		Revenue Recognized		Our Participation in the Development
		Years Ended December 31,						
Developments(1)	Year of Launching	2004	2005	2004	2005	2004	2005	2005
		(In %)		(In %)		(In thousands of R$)		(In %)
Up to R$200,000								
Condomínio Vivaz	2003	9%	41%	48%	56%	5,025	16,327	100%
Vila Florença	2002	60%	94%	73%	100%	14,226	14,482	100%
Bella Carolina	2004	5%	80%	89%	92%	3,651	7,540	35%
Spazio Della Lumie	2003	7%	52%	48%	92%	451	7,062	100%
Piazza Felicità	2003	61%	100%	67%	82%	5,346	5,948	100%
Habitat Cambuí — 50%	2002	80%	100%	61%	98%	2,021	4,766	50%
Villa Florida	2004	36%	73%	23%	59%	923	4,584	100%
Condomínio Cerejeiras	2004	0%	100%	59%	96%	686	3,375	100%
Condomínio Jasmins	2004	50%	100%	32%	69%	1,033	3,290	100%
Alto das Merces	2002	92%	100%	65%	96%	4,580	3,248	100%
Califórnia — phase 5	2004	0%	29%	19%	52%	582	2,834	100%
Condomínio Prímulas	2004	31%	100%	71%	97%	1,032	2,335	100%
Jardim do Alto	2002	100%	100%	96%	98%	19,722	2,000	100%
Gerberas	2004	0%	20%	0%	91%	—	1,802	100%
Condomínio Flambovant	2003	96%	100%	72%	100%	3,411	1,565	100%
Condomínio Ipês — Type C H2-A	2004	0%	65%	0%	56%	—	1,326	100%
Caviúnas	2002	100%	100%	67%	93%	2,252	1,307	100%
Hortências	2002	100%	100%	69%	94%	1,811	1,179	100%
Other						25,586	7,376	
Total						92,337	92,344	

Developments(1)	Year of Launching	Accumulated Financial Progress(2) 2004	Accumulated Financial Progress(2) 2005	Percentage Sold — Accumulated 2004	Percentage Sold — Accumulated 2005	Revenue Recognized 2004	Revenue Recognized 2005	Our Participation in the Development 2005
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Greater than R$200,000 and up to R$350,000								
Ch. Santa Cruz	2003	25%	96%	84%	99%	12,162	45,090	69%
Arquipélago dos Açores	2003	8%	68%	46%	87%	2,329	18,948	100%
Residential Club Tuiuti	2004	30%	52%	77%	99%	65,560	19,572	49%
Spazio Della Felicità	2003	5%	73%	65%	96%	577	10,951	100%
Morada do Norte	2002	81%	100%	43%	79%	6,379	10,896	100%
Athmosfhere — Vigor — phase 1	2004	0%	32%	57%	96%	1,801	10,103	70%
Orizzonte — Gragoatá — 50%	2004	0%	75%	81%	83%	3,371	9,599	58%
Lumina — 50%	2002	81%	100%	87%	100%	12,013	9,520	52%
Palm Park	2003	56%	100%	67%	94%	6,171	8,244	50%
Spazio Della Natura	2003	61%	100%	79%	96%	6,786	8,032	100%
L'Essence	2003	22%	80%	35%	52%	1,802	7,476	100%
Carmel — 50%	2003	31%	100%	64%	98%	3,179	7,232	50%
Spazio Della Inspirazione	2003	71%	100%	88%	98%	8,724	6,100	100%
Arboreto — Alecrins	2003	45%	100%	40%	93%	1,461	5,472	100%
Villa Albani	2004	0%	65%	85%	96%	223	4,470	50%
Ilhas do Sul	2004	15%	80%	23%	32%	998	4,165	100%
Vivanti	2005	—	4%	—	100%	—	3,884	100%
Villa Lobos	2002	93%	100%	94%	100%	10,013	2,782	100%
Pantai Enseada — Guarujá	2004	0%	12%	95%	98%	2,520	1,951	100%
L'Espace Consorcio	2001	100%	100%	70%	89%	658	1,565	50%
Other						27,653	1,182	
Total						**174,380**	**197,234**	

Developments(1)	Year of Launching	Accumulated Financial Progress(2) 2004	Accumulated Financial Progress(2) 2005	Percentage Sold — Accumulated 2004	Percentage Sold — Accumulated 2005	Revenue Recognized 2004	Revenue Recognized 2005	Our Participation in the Development 2005
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Greater than R$350,000 and up to R$500,000								
Villaggio da Serra — Araucaria — 50%	2003	36%	100%	25%	50%	769	5,387	50%
Casas Brasileiras — 70%	2003	45%	100%	85%	92%	2,987	5,181	100%
Bosque Rio Branco — Dona Leonor	2004	0%	12%	27%	55%	644	2,920	100%
Solar do Mediterrâneo	2002	100%	100%	88%	100%	7,529	2,082	100%
Landscape — Jenipapo	2004	0%	17%	37%	38%	—	1,609	100%
Other						2,380	494	
Total						**14,309**	**17,673**	

Developments(1)	Year of Launching	Accumulated Financial Evolution(2) 2004	2005	Percentage Sold — Accumulated 2004	2005	Revenue Recognized 2004	2005	Our Participation in the Development 2005
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Greater than R$500,000								
Villa Natura	2002	58%	99%	88%	96%	—	33,305	100%
Provence — Carlos Weber	2002	77%	100%	94%	97%	23,183	10,870	100%
Condominio Verveine	2002	58%	100%	88%	83%	—	10,805	100%
Portofino Tabocas	2002	56%	100%	68%	86%	10,642	10,687	100%
Villaggio da Serra Flamboyant — 50%	2003	24%	100%	47%	69%	1,795	6,612	52%
Eternity — 50%	2004	0%	40%	38%	58%	—	6,310	50%
Passeo Higienópolis	2003	58%	100%	91%	78%	4,977	5,871	100%
Giardino	2005	0%	6%	0%	78%	—	2,359	61%
Image — SP Antigo	2004	0%	20%	25%	34%	1,241	1,622	100%
Total						41,838	88,441	

Developments(1)	Year of Launching	Accumulated Financial Evolution(2) 2004	2005	Percentage Sold — Accumulated 2004	2005	Revenue Recognized 2004	2005	Our Participation in the Development 2005
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Commercial								
Iguatemi — cj. lojas salas	2003	40%	97%	65%	67%	7,883	16,426	100%
Praça Capital 1	2005	0%	0%	0%	93%	—	2,917	70%
Praça Capital 2	2005	0%	0%	0%	98%	—	2,376	70%
Total						7,883	21,720	
Provision of Service						1,079	1,328	
Total of Developments						331,826	418,740	

(1) In decreasing order of amount of revenue recognized at December 31, 2005.

(2) Recognition of revenue from real estate development is based on the percentage of the financial progress of each development. See "— Critical Accounting Policies."

Taxes on Sales. Taxes on sales increased by 4.2%, from R$14.2 million in 2004 to R$14.8 million in 2005, as a result of an increase in our gross operating revenue. Taxes on sales represented 4.5% of net operating revenue in 2004 and 3.7% of net operating revenue in 2005.

Net Operating Revenue. Our net operating revenue increased by 27.2% from R$317.6 million in 2004 to R$403.9 million in 2005, in line with the increase in our gross operating revenue.

Cost of Real Estate and Services Sold. The cost of real estate and services sold increased 31.5%, from R$219.3 million in 2004 to R$288.3 million in 2005. This increase derived from the greater volume of projects under construction during this period.

Gross Profit. Gross profit increased 17.5%, from R$98.4 million in 2004 to R$115.6 million in 2005, as a result of the factors described above. Our gross margin decreased from 31% in 2004 to 28.6% in 2005. This reduction is related to the accrual of the costs of developments that are less profitable based on the financial progress of such developments.

Administrative Expenses. Administrative expenses increased 13.6%, from R$26.4 million in 2004 to R$30.0 million in 2005, primarily as a result of the increase in outsourced labor, an increase in the provision for labor and fiscal contingencies and, to a lesser extent, as a result of the increase in expenses relating to external counsel. Administrative expenses represented 8.3% of net operating revenue in 2004 and 7.4% in 2005. This decrease was a result of dilution of fixed costs because of the growth in the recognized revenue.

Commercial Expenses. Our commercial expenses increased by 26.0% from R$36.2 million in 2004 to R$45.7 million in 2005. This increase resulted from the greater volume of projects in production, since commercial expenses are recognized based on the percentage of the financial progress of the developments. As a percentage of our net operating revenue, the commercial expenses were 11.4% in 2004 and 11.3% in 2005.

Depreciation and Amortization. The depreciation and amortization reduced by 20.0%, from R$1.8 million in 2004 to R$1.4 million in 2005. This reduction is a result of the amortization and depreciation of the current assets.

Financial Expenses, Net. Our financial expenses, net, increased 84.1% from R$10.5 million in 2004 to R$19.2 million in 2005. This variation was primarily a result of the higher charges on loans and financing of the projects, due to the greater volume of financings for the construction of new developments, in line with the greater volume of projects.

Revenue from Customer Financing. The revenue from customer financing totaled R$7.3 million in both 2004 and 2005 as a result of our strategy of transferring the accounts receivables of our clients to banks and financial institutions at the time of delivery of the unit.

Employee Participation in Results. Employee participation in the results totaled R$173,000 in 2005 and relates to the distribution of participation results from 2004. Because of the negative results of 2003, there was no distribution of participation in 2004.

Other Operational Revenues. Other operational revenue (expenses) increased, from an expense of R$2.5 million in 2004 to a revenue of R$0.5 million in 2005, resulting from the sale of equity holdings in SPEs.

Non-Operational Revenue (Expenses). Non-operational revenue (expenses) increased by 14.4%, from R$2.6 million in 2004 to R$3.0 million in 2005, as a result of the profit gained in 2005 from the sale of interests held in the SPEs.

Income and Social Contribution Taxes. Our expenses for income and social contribution taxes in 2005 decreased 35.5%, from R$5.0 million in 2004 to R$3.2 million in 2005, represented by R$5.5 million in provisions related to income for 2005 and R$2.3 million corresponding to the realization and adjustments in the provisions for deferred taxes resulting from temporary differences and differences in the criteria for assessment of the taxes, as described above. See "— Income and Social Contribution Tax."

Net Income. Net income increased 4.5% from R$19.3 million in 2004 to R$20.2 million in 2005, partially due to the impact of the recognition of extraordinary expenses resulting in a provision in the amount of R$3.7 million to cover a tax liability for payment to be made in 60 installments in the approximate monthly amount of R$62,000, beginning in January 2006.

Period ended December 31, 2004 compared to period ended December 31, 2003

Gross Operating Revenue. Our gross operating revenue increased 75.0%, from R$189.6 million in 2003 to R$331.8 million in 2004, primarily as a result of the increase in launched developments and contracted sales during the years 2003 and 2002, which resulted in higher recognition of revenues in 2004 due to the financial development of our business, as shown in the following table:

		Accumulated Financial Progress(2)		Percentage Sold — Accumulated		Revenue Recognized		Our Participation in the Development
		Years Ended December 31,						
Developments(1)	Year of Launching	2003	2004	2003	2004	2003	2004	2004
		(In %)		(In %)		(In thousands of R$)		(In %)
Up to R$200,000								
Jardim do Alto	2002	56%	100%	73%	96%	9,357	19,722	100%
Vila Florença	2002	15%	60%	51%	73%	2,604	14,226	100%
Campobello	2003	23%	100%	50%	98%	1,302	6,459	100%
Piazza Felicità	2003	0%	61%	21%	67%	81	5,346	100%
Vivaz	2003	0%	9%	36%	48%	1,441	5,025	100%
Alto das Mercês	2002	13%	92%	36%	65%	864	4,580	100%
Bella Carolina	2004	0%	5%	0%	89%	—	3,651	35%
Accanto Due	2002	33%	100%	94%	100%	2,616	3,636	100%
Flamboyant	2003	0%	96%	38%	72%	264	3,411	100%
Accanto Uno	2002	30%	100%	97%	100%	2,451	3,370	100%
Lavandas	2002	66%	100%	89%	94%	2,682	1,609	100%
Califórnia Premium	2001	92%	100%	97%	98%	7,872	702	100%
Park Vilage	2002	100%	100%	95%	100%	6,109	403	100%
Villa Galicia	2001	100%	100%	98%	100%	6,702	76	100%
Torino	1994	100%	100%	100%	100%	18,430	—	100%
Montana Gardens	1996	100%	100%	99%	100%	3,590	(0)	100%
Chacara Flora	2001	100%	100%	88%	100%	2,673	757	100%
Other						23,919	19,365	
Total						92,959	92,337	

Developments(1)	Year of Launching	Accumulated Financial Progress(2) 2003	2004	Percentage Sold — Accumulated 2003	2004	Revenue Recognized 2003	2004	Our Participation in the Development 2004
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Greater than R$200,000 up to R$350,000								
Club Tuiuti	2004	0%	30%	0%	77%	—	65,560	49%
Lumina	2002	22%	81%	81%	87%	5,645	12,013	52%
Villa Lobos	2002	31%	93%	92%	94%	5,241	10,013	100%
Cittá di Positano	2002	54%	100%	96%	98%	8,440	9,881	100%
Bosque de Bragança	2002	46%	100%	98%	98%	6,738	9,186	100%
Spazio Della Ispirazione	2003	15%	71%	79%	88%	1,670	8,724	100%
Spazio Della Natura	2003	8%	61%	62%	79%	953	6,786	100%
Morada do Norte	2002	22%	81%	30%	43%	1,494	6,379	100%
Palm Park	2003	0%	56%	62%	67%	218	6,171	50%
Other						6,101	39,666	
Total						36,499	174,380	

Developments(1)	Year of Launching	Accumulated Financial Progress(2) 2003	2004	Percentage Sold — Accumulated 2003	2004	Revenue Recognized 2003	2004	Our Participation in the Development 2004
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Greater than R$350,000 up to R$500,000								
Solar do Mediterrâneo	2002	80%	100%	77%	88%	11,623	7,529	100%
Casas Brasileiras	2003	0%	45%	69%	85%	2,057	2,987	100%
Other						3,128	3,793	
Total						16,808	14,309	

Developments(1)	Year of Launching	Accumulated Financial Progress(2) 2003	2004	Percentage Sold — Accumulated 2003	2004	Revenue Recognized 2003	2004	Our Participation in the Development 2004
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Greater than R$500,000								
Provence	2002	13%	77%	63%	94%	7,400	23,183	100%
Portofino	2002	15%	56%	46%	68%	3,867	10,642	100%
Other						31,218	8,012	
Total						42,484	41,838	

Commercial Developments(1)	Year of Launching	Accumulated Financial Evolution(2) 2003	Accumulated Financial Evolution(2) 2004	Percentage Sold — Accumulated 2003	Percentage Sold — Accumulated 2004	Revenue Recognized 2003	Revenue Recognized 2004	Our Participation in the Development 2004
		Years Ended December 31,						
		(In %)		(In %)		(In thousands of R$)		(In %)
Iguatemi Corporate	2003	5%	40%	0%	65%	612	7,883	100%
America Business Park ..	1997	100%	100%	100%	100%	78	—	100%
Other						690	7,883	
Total								
Provision of Service						146	1,079	
Total of Developments ..						189,581	331,826	

(1) In decreasing order of amount of revenue recognized at December 31, 2004.

(2) Recognition of revenue from real estate development is based on the financial evolution of the projects. See "— Critical Accounting Policies."

Taxes on Sales. Taxes on sales increased by 42.9%, from R$9.9 million in 2003 to R$14.2 million in 2004, as a result of an increase in our gross operating revenue. Taxes on sales as a percentage on our net operating revenue declined from 5.5% to 4.5% from 2003 to 2004, as a result of the increase in the amounts received, since taxation accrues on the amounts actually received.

Net Operating Revenue. Our net operating revenue increased by 76.8%, from R$179.7 million in 2003 to R$317.6 million in 2004, in line with the increase in our gross operating revenue.

Cost of Real Estate and Services Sold. The cost of real estate and services sold increased 58.3%, from R$138.5 million in 2003 to R$219.3 million in 2004. This increase derived from the greater volume of projects under construction in the period.

Gross profit. Gross profit increased 139.2%, from R$41.1 million in 2003 to $98.4 million in 2004, as a result of the factors described above. Our gross margin increased from 22.9% of our net operating revenue in 2003 to 31.0% in 2004, as a result of the financial evolution of our projects and the strategy to diversify products and markets where we operate, which was put in practice together with the developments launched in 2002 and which had a more significant impact on our results beginning in 2004.

Administrative Expenses. Our administrative expenses decreased by 4.5%, from R$27.6 million in 2003 to R$26.4 million in 2004. As a percentage of our net operating revenue, administrative expenses decreased from 15.4% in 2003 to 8.3% in 2004. This reduction resulted from the successful implementation of the SAP system for process management and the benefits realized from such system.

Commercial Expenses. Our commercial expenses increased 65.9%, from R$21.9 million in 2003 to R$36.2 million in 2004. This increase resulted from the greater volume of projects in production, since commercial expenses are recognized in proportion to the financial evolution of the developments. As a percentage of our net operating revenue, the commercial expenses declined from 12.2% in 2003 to 11.4% in 2004.

Financial Expenses, Net. Our financial expenses, net, increased by 82.1%, from R$5.7 million in 2003 to R$10.5 million in 2004. This variation was primarily a result of the higher charges on loans and financings of the projects, due to the greater volume of financings for the construction of new developments, in line with the greater volume of projects. Another factor that led to higher financial expenses in 2004, although in a smaller proportion, was the increased number of securitizations (and resulting increase in the discounts realized in such transactions) of our receivables from finished units.

Depreciation and Amortization. The depreciation and amortization was unchanged from year to year, totaling R$1.8 million in 2003 and 2004.

Revenues from Customer Financing. Our revenues from customer financings decreased by 13.4%, from R$8.4 million in 2003 to R$7.3 million in 2004. This variation resulted from our strategy to transfer our sales receivables portfolio to banks and/or securitization companies at the time our customers take delivery of their property.

Other operational revenues (expenses). Other operational revenue (expenses) increased by 31.1%, from an expense of R$1.9 million in 2003 to an expense of R$2.5 million in 2004, resulting from an increase in provisions for contingencies.

Non-Operational Revenue (Expenses). Non-operational revenue (expenses) changed from an expense of R$663,000 in 2003 to a revenue of R$2.6 million in 2004, as a result of gains from the sale of permanent assets.

Income and Social Contribution Taxes. Income and social contribution taxes increased by 175%, from a revenue of R$6.7 million in 2003, resulting from the provisions for deferred income tax and social contribution, to an expense of R$5.0 million in 2004. The variation results from the provision for deferred taxes, which occurred in 2003, because of differences in timing and criteria for accrual of taxes when we acquired America Properties in 2003, as America Properties utilized accounting practices that were different from ours.

Net Income. The net income of R$19.3 million in 2004 reverted the loss of R$6.1 million in 2003, due to the reasons described above.

Liquidity and Capital Resources

Obtaining credit facilities on attractive terms and the efficient management of our developments' cash flow are critical factors to our success in the real estate development business. Due to the quick sale of our units, we manage to finance a large part of our activities, and in particular the costs of the construction of our developments, with the proceeds from the sales of our properties. We generally use strategies to reduce the cash flow required for each development, such as: (1) partnerships with other developers; (2) financing the total purchase price of land acquisition or a portion of it by granting the seller a certain number of units to be built on the land or a percentage of the proceeds from the sale of the units in such development; and (3) financing the construction of the development with funds from institutions that are part of the Brazilian government's Housing Financing System. When necessary, we incur indebtedness for working capital that may be guaranteed by our trade accounts receivables.

Sources and Use of Funds

We rely primarily on the cash flow from our operations to generate working capital for our current and future transactions. Our operating cash flow for the periods ended December 31, 2003, 2004 and 2005 were negative R$16 million, negative R$38.3 million and negative R$17.3 million, respectively. Our negative operating cash flow in these years, and the variation in such amounts, was primarily due to the volume of new developments in each period.

Investments in our business consumed R$0.7 million in 2003, resulting from the acquisition and development of software, along with expenses relating to research on new projects. During the years 2004 and 2005, our investments generated positive cash flow of R$5.3 million and R$3.2 million, respectively, resulting primarily from the sales of equity holdings in SPEs. In 2004 and 2005, funds from the disposal of investments were primarily used in the acquisition of new land areas and in the advances of new developments.

Cash flow from financings consumed R$2.2 million of funds in 2003 due to the amortization of financing of bank loans. The cash flow from financings generated in 2004 and 2005 was R$37.9 million and R$8.4 million, respectively. The positive cash flow from financings in 2004 and 2005 was primarily due to amounts received under credit facilities for the construction of the new developments.

The table below indicates the evolution of our accounts receivable from the development and sale of units at December 31, 2003, 2004 and 2005:

	December 31,		
	2003	2004	2005
	(In thousands of R$)		
Current assets	74,750	138,087	149,651
Long-term assets	97,329	126,978	183,304
Balance	172,079	265,065	332,955

As to amounts loaned by us to our customers, our accounts receivable are adjusted as follows: up to the time our customers take delivery of their property, according to the variation of the INCC and, subsequently to the time our customers take delivery of their property, according to the variation of the IGP-M, plus 12% interest per year.

At December 31, 2005, our overdue accounts receivable represented 2.97% of our total accounts receivable balance, compared to 2.6% in 2004 and 4.4% in 2003. These overdue accounts receivable are reduced when we repossess units from customers in default and sell them to third parties, thereby mitigating our possible losses. We do not maintain provisions for losses in the realization of our accounts receivable resulting from our sales activities relating to real estate developments because we face low risks of default and because all sales are secured by the unit being purchased.

Capital Investments

We have not made, and do not anticipate the need to make in the future, significant investments in property, plant and equipment. In 2003, 2004 and 2005, we invested R$0.1 million, R$0.6 million and R$0.7 million, respectively, in information technology, consisting of the acquisition and development of management software for improvement and adequacy of internal controls. As to property, plant and equipment, no significant investments were made in 2003, and in 2004 we invested R$0.6 million in the acquisition of construction machinery and equipment and computer equipment as well as installation of this equipment. At December 31, 2003, 2004 and 2005, respectively, our total property, plant and equipment represented 0.2%, 0.3% and 0.2% of our total assets.

Indebtedness

To the extent necessary, we incur indebtedness, preferably through the Brazilian government's Housing Financing System, which offers lower interest rates than the private market, pre-payment options and the possibility to assign our debt to our customers. We always seek to minimize our exposure to interest and exchange rate risks.

At December 31, 2005, our loan and financing outstanding balance was R$140.6 million, an increase of 28.4% from the amount of R$109.5 million at December 31, 2004 as a result of the increase in construction financings from R$64.4 million in 2004 to R$109.4 million in 2005, due to the larger volume of executed developments (as described above) and the increased supply of capital by financial agents motivated by new policies of the CMN and the Central Bank regarding the allocation of resources in the area of the Brazilian government's Housing Financing System. Our indebtedness at December 31, 2005 amounted to R$109.4 million in specific financings for the execution of our business. At December 31, 2004, our outstanding indebtedness balance was R$109.5 million, compared to R$46.8 million at December 31, 2003, due to the greater volume of incurred financing for the construction of new developments.

Our loans have basically three kinds of collateral: (1) guarantee granted by our controlling shareholders; (2) mortgage on the properties under development; and (3) pledge on the accounts receivable and the proceeds from the sales of the properties under construction.

Our indebtedness is solely comprised of obligations in Brazilian currency and presents the following breakdown:

	December 31,		
	2003	2004	2005
	(In thousands of R$)		
Construction financing — Brazilian government's Housing Financing System	12,618	64,442	109,380
Working capital loans	34,158	45,058	31,201
Total	46,776	109,500	140,581

The following table contains the schedule for repayment of outstanding loans and financing as of December 31, 2005:

Year	Total Amount
	(In thousands of R$)
2006	121,938
2007	18,520
2008	123
Total indebtedness	140,581

Financing Agreements

Real Estate Financings

In some developments, we incurred indebtedness, directly or through a subsidiary, for the construction of the units that were subject to rates of interest ranging from 12% to 18% per year, and adjusted according to the rate of reference *(Taxa de Referência)*, or TR, to be repaid in installments maturing up to 2007. These financings are secured by mortgages on the respective units. For more information on these financing agreements, see "Business — Relevant Agreements."

Working Capital Loans

Working capital loans are subject to rates of interest ranging from 4.90% to 6.16% per year, plus the variation of the CDI index, when applicable, to be repaid in installments maturing until 2007. These loans are secured by a pledge on our receivables becoming due within a term of over one year and by promissory notes guaranteed by our controlling shareholders. For more information on these loans, see "Business — Relevant Agreements — Financing Agreements."

Contractual Obligations

Our non-cancelable contractual obligations at December 31, 2005 included the following:

	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years
	(In thousands of R$)				
Land acquisition — short-term	45,800	45,800			—
Land acquisition — long-term	85,907	—	68,522	17,385	—
Total	131,707	45,800	68,522	17,385	—

We believe that the generation of cash from contracted sales receivables will be sufficient to meet such commitments. See "— Sources and Use of Funds."

Off-Balance Sheet Arrangements

We do not have any off-balance sheet transactions or arrangements. We have no subsidiaries that are not included in our consolidated financial statements, nor do we have any interests in, or relationships with, any special purpose entities that are not reflected in our consolidated financial statements.

Quantitative and Qualitative Assessments About Market Risks

Interest Rate Risk. Our results are affected by changes in interest rates due to the impact that these changes have on interest expense from variable-rate debt instruments, variable-rate purchase contracts and on interest revenue generated from our cash and investment balances.

We raise capital for use in granting financing to our customers. The rate and indexes used in our capital raising may be different from those used in the financings we grant. The separation of rates and maturities between capital raised by us and the financing we offer may have an effect on us.

At December 31, 2005, we had R$140,6 million of indebtedness, of which 22% was indexed to floating interest rates and we had financial investments at the same rates in the amount of R$3.4 million. If the interest rates during 2006 were 10.0% higher than those of January 1, 2005 to December 31, 2005, our financial results will increase by approximately R$0.5 million. On the other hand, if the interest rates in 2006 were 10.0% lower than those in 2005, our financial results will decrease by approximately R$0.5 million. These amounts are determined by the impact of the hypothetical interest rates on our variable-rate debt, variable-rate purchase contracts and cash balances at December 31, 2005.

Exchange Risk. None of our indebtedness and none of our relevant costs are denominated in U.S. dollars. As our exchange risk is very low, we do not enter into derivative contracts to manage this risk.

INDUSTRY OVERVIEW

Introduction

The Brazilian construction industry accounted for approximately 7.2% of the country's GDP in 2003, according to data compiled and published by the IBGE. A survey conducted by the business school Getúlio Vargas Foundation *(Fundação Getúlio Vargas)*, or FGV, reports that the building supply chain averaged 13.2% of the Brazilian GDP in the 1998-2000 period. Brazil's total investment in the real estate industry, however, has not been sufficient to eliminate its housing deficit. According to the *Fundação João Pinheiro*, there was a shortage of approximately 7.2 million housing units in 2000, 3.3 million of which were located in our regions of operations. This deficit is particularly severe in the lower-middle-income housing sectors.

Demographic and socio-cultural factors

The growth in the Brazilian population, the high percentage of young people (vis-à-vis the total population), the population's aging trend, the declining number of residents per household, the greater participation of women in the labor market and the socio-cultural preference for home ownership in Brazil all combine to support a potentially high demand for residential properties in the coming decades.

According to the IBGE, the Brazilian population increased from 146.8 million to 169.8 million between 1991 and 2000, representing an annual compound growth of 1.6%. Historically however, the growth rates of the Brazilian population have been decreasing. From 1970 to 1980, the population growth rate was 2.4% and from 1980 to 1991, the growth rate declined to 1.9%. In spite of this trend, Brazilian population growth rates are still much higher than the average growth rate of the main Western European countries (Germany, United Kingdom, Italy, France and Spain), which was 0.3% from 1990 to 2000, and of the U.S. population, which was 1.2% from 1990 to 2000, both according to the U.S. Census Bureau.

According to the IBGE, the progressive reduction in mortality rates combined with a natural slowdown in birth rates has resulted in a gradual aging trend of the Brazilian population. This is evidenced by the ratio of people over the age of 60 for every 100 children under the age of 5. This indicator stood at 48.3 in 1981, rose to 76.5 in 1993 and reached 114.7 in 2003. In 2002, the number of people over the age of 60 had already surpassed the number of children under the age of 5.

Despite a narrowing age structure, the total young population of Brazil still represents a large potential for housing demand over the coming decades. In 2000, the population under the age of 25 represented 49.7% of Brazil's total population versus 35.4% in the U.S. and the 28.9% in the main Western European countries.

Age Profile of the Brazilian Population (2000)



16.5
17.3
17.0
16.1
13.8
13.0
12.3
10.5
8.7
7.1
5.4
4.6
3.6
2.7
1.8
1.6
5-9
10-14
15-19
20-24
25-39
30-34
35-39
40-44
45-49
50-54
55-59
60-64
65-69
70-74
75-79
80+

Source: IBGE (Population Census of 2000).

The number of residents per household in Brazil is also decreasing. Between 1991 and 2000, the number of households increased by 12.4 million, representing a growth rate of 3.6%, compared with a population growth of 1.6% in the same period. Read together, the indicators reflect a reduction in the

average number of individuals per household. In 1970, the average number of residents per household was 5.28. In 2000, this number dropped to 3.79. This reduction is mainly due to the decline in the average number of children per family and to an increase in single-person households. In ten years, the percentage of single-person households rose from 7.5% to 10.2% of the total number of households.

Finally, home ownership reflects a socio-cultural preference among Brazilians and plays a significant role in the total number of housing units sold. Despite the high interest rates during the 1990s, home ownership as a percentage of total households increased from 70.8% to 73.7% from 1993 to 2003, while rental homes dropped from 15.3% to 15.0% and "assigned homes" (involving the transfer of property from one party to another) dropped from 13.4% to 10.7%.

Real Estate Development in Brazil

Brazil is almost as large as the continental United States. Although each region in Brazil has its peculiarities in terms of economic conditions and supply and demand for real estate, it is possible to identify some nationwide demographic, economic, financial, and socio-cultural factors that support the potential for growth of the Brazilian real estate market. These factors are explained in more detail below.

São Paulo and Rio de Janeiro are the two largest and most densely populated cities in Brazil. The Greater São Paulo and Greater Rio de Janeiro areas cover approximately 284,176.7 km^2 and 43,797.4 km^2, respectively, representing 2.9% and 0.5%, respectively, of the Brazilian landmass. As of December 31, 2004, the IBGE estimated that the populations of São Paulo and Rio de Janeiro were 11.0 million and 6.2 million, respectively, representing 6.1% and 3.4% of the total Brazilian population. In 2002, GDP in the cities of São Paulo and Rio de Janeiro were R$140.0 billion and R$62.0 billion, respectively, representing 10.4% and 4.7%, respectively, of Brazilian GDP, according to the IBGE. Each of these cities has its own characteristics; in Rio de Janeiro, for example, income is more concentrated than in São Paulo. In addition, the real estate market in São Paulo is more fragmented in comparison with Rio de Janeiro. The availability of land in Rio de Janeiro, in areas where we have developed real estate, continues to be restricted and concentrated with landowners. Nevertheless, both cities may be divided into various regions, with similar characteristics such as income level, customer profiling, availability of land and competition.

Porto Alegre and Curitiba are capital cities in the southern region of Brazil and share common traits; they have a similar population of 1.4 million and 1.7 million, respectively, representing 0.8% and 0.94% of the total population of Brazil. Both of them also have a high GDP per capita, as compared to other regions of the country, and high education indexes.

The two cities have recently adopted master plans in step with modern urbanization concepts. Because it is more flexible concerning the height of buildings and the use of land, Curitiba presents a more competitive final building cost than Porto Alegre, resulting in a lower final price of buildings in Curitiba. This does not, however, mean less profitable operations. Traditional neighborhoods in both cities are beginning to become saturated, thus leading to an expansion to new urban areas that have been steadily appearing. In addition, land ownership in both cities is substantially fragmented so that prices tend to be set through open and fair competition.

Brazilian Real Estate Credit Policy

Financial and Economic Factors

The difficult economic situation in Brazil during the first half of the 1990s, when inflation and interest rates were high, led to an almost total disappearance of financing for residential properties. According to data from the Central Bank, financing for residential property through the Brazilian government's Housing Financing System fell from an average of approximately 500,000 units per year during the early 1980s to an average of approximately 120,000 units per year by the late 1980s. In the first half of the 1990s, this average fell to 50,000 units per year.

With the introduction of the *Plano Real* (the Real Plan) in July 1994, the average purchasing power of the Brazilian population increased: after inflation was drastically reduced, wages rose in real terms

(particularly for lower-middle-income consumers) and interest rates fell. However, a series of crises in the international markets eventually prompted the Brazilian government (in early 1999) to change the exchange policy in effect since the introduction of the *Plano Real.* This led to a sharp depreciation of the Brazilian currency versus the U.S. dollar and brought new uncertainties as to how much longer the low inflation rates that had been observed since the plan's introduction would continue, and as to the possibility of lower interest rates. The year 2002 was characterized by a crisis of investors' confidence in international markets and uncertainties in relation to the U.S. economy, which significantly affected flows of funds to emerging market countries such as Brazil.

Beginning in June 2003, the Federal Government began to ease monetary policy and reduce interest rates, which raised the availability of credit in Brazil. As a result of improvements in the important variables for the real estate industry, lower interest rates and higher consumer income, there was a recovery in the economy in 2004.

The following chart shows some of Brazil's economic indicators for the years specified:

	2005	2004	2003	2002	2001
			(In %)		
IGP-M	1.2	12.4	8.7	25.3	10.4
INCC	6.8	10.9	14.8	12.4	9.0
SELIC	18.0	16.4	23.5	19.2	17.3

The volume of financing for real estate development and the interest shown by purchasers have varied according to interest rates and requirements imposed by the CMN regarding banks using funds deposited in savings accounts in order to provide financing. Starting in 1997, both private banks and the Brazilian Federal Savings Bank, through the Brazilian government's Housing Financing System, played an important role in providing real estate loans, particularly for lower-middle-income housing. More recently, the CEF introduced a new system with more rigorous selection and client analysis procedures that led to lower availability of financing for lower-income groups. Economic and political uncertainties prompted private banks to restrict credit in general, which created purchasing difficulties for consumers with low purchasing power.

In response to the reduced amount of bank financing available, new types of financing have emerged, such as the issue of Real Estate Receivables Certificate *(Certificado de Recebíveis Imobiliários)*, or CRI, Real Estate Receivables Letter *(Cédula de Crédito Imobiliário)*, or CCI, Real Estate Credit Note *(Letra de Crédito Imobiliário)*, or LCI, and real estate funds, among others.

The Brazilian real estate industry, especially the residential and commercial developments business, is subject to numerous federal, state and municipal laws, rules and regulations. However, other than the provisions of the Unit Developments Law, there is currently no systematization or codification of the other rules applying to the real estate industry and/or to the development and construction of buildings, so that they are just a set of substantially scattered, sometimes vague, rules.

The development and construction of buildings is subject to rules and regulations on land use and development, state and municipal zoning, construction, consumer credit, consumer protection and government measures relating to installment adjustments for inflation in the event of sales on credit, and other rules. In addition, such activities are also subject to environmental, labor, social security and tax laws and regulations.

The regulations can especially affect the development and construction of buildings in three areas: (i) regulation applying to a company as a developer and builder; (ii) regulation applying to development and construction activities; and (iii) regulation applying to the financing and sales of properties.

The legal restrictions relating to the development and construction of buildings, such as those applying to zoning and the environment, have a relevant role in the design of buildings and can affect or even set the market profile of the products that are offered to the consumers.

The Brazilian Civil Code governs development obligations. Due to the importance given to real estate, transfers by deed between living persons are only possible if certain legal formalities are fulfilled, such as the registration of the transfer property with the proper real estate registry office. The process of registration with the real estate registry is regulated by the law of public registers.

As a general rule, the Civil Code requires that the transfers of properties be carried out by means of a public deed, except for the cases related to the Real Estate Finance System *(Sistema Financeiro Imobilário)*, or SFI, the Brazilian government's Housing Financing System, and some other exceptions provided for by law, for the purpose of offering greater security to the market. In addition, all transfers of title or real property encumbering are subject to annotation with the relevant real estate registry.

Purchase and Sale Commitments

Transfers of real property are completed through registration of the title with the real estate registry office. Usually, however, if the sale is made on credit, it is up to the parties (the 'committed seller' and the 'committed purchaser') to execute a contract called real property purchase and sale commitment.

Registering the purchase and sale commitment contract with the real estate registry office renders any sale made by the committed seller to third parties void. If the price is paid in installments, late monthly payments will not imply prompt termination of the agreement. The committed purchaser must first be notified of the event of default.

Developments

Real estate development is regulated by the Unit Developments Law, pursuant to which real estate development is defined as an activity performed for the purpose of fostering and carrying out construction for either full or partial sale of buildings or group of buildings made up of independent units.

A developer in turn is an individual or legal entity that sells the independent units making up a development, irrespective of their construction. The owners or holders of purchasing rights on the development area are also considered developers.

The main duties of the developer are to (i) register the building with the real estate registry office; (ii) indicate the number of the building registration in advertising materials and the agreements executed with unit purchasers; (iii) make arrangements for the building construction, unless the developer discontinues the development; (iv) transfer the unit to the purchaser exactly as described in the sales contract; and (v) register the construction blueprint, the specifications and the agreement of joint ownership at the real estate registry office. To complete a development, the developer may define a grace period within which the development may legally be discontinued, but such period is limited to the term of effectiveness of the registration (180 days) or, as the case may be, its revalidation. Within 60 days of the end of the grace period, a developer should also execute the contract concerning the notional fraction of interest in the land, the construction contract and the condominium agreement.

The construction of a building may be agreed to and paid for by the developer or the final unit owners. Brazilian legislation foresees two building construction systems in the event of developments, implying construction under (i) a turnkey contract, or (ii) a construction management contract.

Constructions under a turnkey contract may be for a fixed price, meaning the price is set before the construction begins, or for a price adjusted for inflation, pursuant to indexes previously set by the parties.

In the case of a construction management contract, also called "construction at cost," purchasers of units in a building under construction pay the total cost of the production in monthly proportional payments. Hence, the sales contracts will not set a final unit sales price, as the law requires only the inclusion of an estimate. We do not engage in construction management.

Asset Appropriation

Law No. 10.931, of August 2, 2004, altered the Unit Developments Law and created a "Special Tax System of Asset Appropriation." Under such system, developers may choose to submit a development to the special asset appropriation tax system by means of (i) the delivery of an instrument opting for the special tax regime to the federal revenue office, and (ii) the filing of this instrument with the relevant real estate registry office, thus subjecting the land and accretions comprising the development to the special tax regime. Choosing to submit to the special tax regime is an irrevocable decision, effective for as long as the developer may have credits or liabilities against unit purchasers.

In addition, under such system, the land, and whatever is built on it, the construction, any financial contributions, as well as any other rights and assets pertaining to the development, are to be kept separate from the remaining assets of the developer, thus constituting separate and specific assets. Therefore, the appropriated assets only answer for liabilities of the development itself, while having no connection with the other assets, rights and obligations of the developer, or with other assets previously appropriated. The developer is legally liable for losses it may cause to the assets allocated for appropriation.

In the event of bankruptcy or civil insolvency of the developer, joint ownership of the construction under a condominium must be instituted by resolution of the unit purchasers gathered in a meeting called by the committee of representatives, by a judicial decision, or by the financing institution, in the event that the construction had been financed. The joint owners of the construction may resolve on whether to proceed or liquidate the appropriated assets.

The developer's bankruptcy or civil insolvency do not affect the appropriated assets, as neither the land, nor whatever may have been built on it, nor the assets, rights, obligations or charges of the development are included in the bankrupt estate.

Credit Policy Regulations

Brazilian Government's Housing Finance System

The influence of the government's credit policy on the development and construction business may become even more substantial as the real estate industry, as a general rule, largely depends on sources of financing. The Brazilian government's Housing Financing System was created in 1964, under Law No. 4.380, to enable and promote the construction and acquisition of homes by the population, especially the lower-income population.

The following are members of the Brazilian government's Housing Financing System, as financial agents: (i) multiservice banks with a real estate credit portfolio; (ii) the federal savings bank, or CEF; (iii) real estate credit companies; (iv) savings and loans associations; (v) housing companies; (vi) housing foundations; (vii) social security institutions; (viii) mortgage lenders; (ix) mortgage funds of military clubs and pension fund associations; (x) state and municipal pension fund associations; and (xi) private pension funds and foundations. The source of the financing within the context of the Brazilian government's Housing Financing System is the funds deposited in the Unemployment Compensation Fund *(Fundo de Garantia por Tempo de Serviço)*, or FGTS, and those deposited in savings accounts.

The main requirements pertaining to credit extended within the context of the Brazilian government's Housing Financing System for the purchase of homes by the population are:

- real property units are financed for the borrower's own use as a home;
- the maximum amount of each loan, comprising the principal and accessory charges, is R$245,000;
- the maximum sales price per unit is R$350,000;
- the maximum actual cost for the borrower, including charges such as interest, fees and other financial costs, except certain insurance policies and monthly management fees under the loan, may not exceed 12.0% per year;

- if there is an outstanding balance at the end of the agreed term for the loan, the debtor is liable for it and the agreement may be extended by half of the initial term; and
- the borrower should provide one of the following guarantees: (i) first-degree mortgage over property unit; (ii) first-degree mortgage or conditional sale of another property of either the borrower or a third party; or (iii) other guarantees, at the discretion of the financial agent. The guarantees, however, may be replaced.

Mortgage Portfolio

As indicated, the financing funds in the Brazilian government's Housing Finance System derive from the Unemployment Compensation Fund and from savings accounts. Nevertheless, not all the funds derived from deposits in savings accounts are allocated to the Brazilian government's Housing Financing System. At least 65% of the deposits should be used for real estate loans as follows:

- at least 80% for loans within the context of the Brazilian government's Housing Finance System, including investments in securities, such as the LCI, the CCI, the CRI, or the Mortgage Bill *(Letra Hipotecária)*, or LH, which derive from credits existing under loans granted within the context of the Brazilian government's Housing Financing System; and
- the remaining 20% for real estate loans granted at market rates.

The 20% remaining balance indicated above, and used for real estate loans granted at market rates, includes the mortgage portfolio used by banks to grant housing loans. In this type of loan, the rates and loan amounts are usually higher than those practiced in the Brazilian government's Housing Financing System.

Real Estate Finance System

The Real Estate Finance System was created in 1997 under Law No. 9.514, after the development of primary markets (loans) and secondary markets (negotiation of securities backed by receivables) for the financing of real estate by means of the creation of advantageous remunerations and special instruments for the protection of creditors' rights. One of the primary innovations was the permission to charge capitalized interest, formerly prohibited. In addition, the former prohibition on charging adjustments for inflation at intervals of less than twelve months no longer applies for real estate loans extending for more than 36 months.

Operations involving real estate sales on credit, lease, or property financing, as a rule, may be agreed under the same capital remuneration conditions laid down for the financing of real estate. In such events, non-financial entities are authorized to charge capitalized interest rates in excess of 12% per year on the monthly payments.

One of the main innovations of Law No. 9.514/97 was the creation of real estate conditional sales *(alienação fiduciária)*, now consolidated as the prime guarantee in real estate financing. This type of conditional sale is similar to that adopted in Brazil for the financed sale of durable consumer goods. A real estate conditional sale is defined as "a legal transaction pursuant to which the debtor, or conditional purchaser, renders a guarantee whereby he/she/it agrees to transfer title to the real estate to the creditor, or conditional seller." Conditional sales may be adopted by any individual or legal entity, rather than just the entities that operate in the Real Estate Finance System.

In the event of a real estate conditional sale, such as in the case of conditional sales of other goods, if the debt is paid as agreed, the lender loses the property title previously transferred by the conditional seller, which recovers the title to the property used as collateral. Otherwise, if the debt is due and unpaid, the lender holds the title to the property, which nonetheless must be sold at a public auction within 30 days in order for the credit to be liquidated. In contrast with what occurs in conditional sales of other goods, in real estate conditional sales the debt is liquidated and the borrower released from any further obligation even if the proceeds from the auction are insufficient to repay the lender. On the other hand,

any of the proceeds from the auction in excess of the amount of the debt must be returned to the borrower within five days.

The following types of guarantee apply to loans classified as a real estate financing: (i) mortgages; (ii) fiduciary assignment of rights under a credit resulting from real estate sales contracts; and (iii) pledge of credits resulting from real estate sales contracts or purchase and sale commitments.

Finally, Law No. 9.514/97 regulated the securitization of real estate credits. Although it was already possible to securitize real estate credits before the creation of the real estate finance system, the securitization authorized under Law No. 9.514 allowed the creation of a specific vehicle for such type of securitization, with its own traits, such as the fiduciary regime, thereby making financing under this system less costly and more attractive.

Credit securitization within the context of the Real Estate Finance System occurs through real estate credit securitization companies that are non-financial institutions organized as corporations and registered with the CVM as publicly held companies. The business purposes of such companies is to purchase and securitize real estate credits by issuing CRIs or other securities, including debentures and notes, backed by the real estate credits.

The Real Estate Receivables Certificates, or CRIs, are credit instruments, or bonds, issued solely by real estate securitization companies, backed by real estate credits, freely negotiable, and are the equivalent of cash payments. These securities have certain characteristics, such as: (i) being issued in book-entry form; (ii) the possibility of payment parceling; (iii) the possibility of carrying either fixed or floating interest rates; (iv) the possibility of including adjustments for inflation; (v) registration and trading through centralized systems of custody and financial settlement of private securities; (vi) the possibility of adopting a fiduciary regime for the appropriation of credits and certain issued CRIs (thus constituting separate appropriated assets similar to the real estate asset appropriation system); and (vii) carrying a floating charge backed by the assets of the issuer.

Municipal Legislation

São Paulo

The Construction and Building Code was enacted in 1992. It regulates all administrative and executive procedures, and sets forth general and specific rules applying to construction and building planning, licensing, execution, maintenance and use of works and construction of properties located in the municipality of São Paulo, in addition to establishing penalties and fines that apply in the event of noncompliance with such rules.

The new zoning law in force in the municipal area of São Paulo, as published in 2004 and in effect since February 3, 2005, governs the parceling, use and occupation of the soil. It contains technical and urban planning requirements for parceling and establishes that any subdivision, land parceling or separation of tracts of land will be contingent upon the prior authorization of the municipal administration. It describes the types of permitted use of the soil and their respective characteristics, having divided São Paulo into areas of use with fixed locations, limits and boundaries. It also provides for fines and penalties in the event of noncompliance.

The current master plan and the planning system of the municipal area of São Paulo were adopted in 2002. A city master plan is the guiding tool used in urban areas and in zoning changes, and constitutes a reference to all public and private agents acting in the municipal area of São Paulo. In this regard, it establishes the strategic goals and general guidelines for urban construction, the objectives and guidelines for differentiated areas of planning and the instruments for their implementation.

Rio de Janeiro

The zoning, parceling, and construction and building laws of the municipal area of Rio de Janeiro regulate the use of the soil in the municipality, including urban zoning, use of properties, intended

activities, and construction and building types and conditions per zone. In 1992, a ten-year plan was adopted, establishing urban policy rules and procedures in the municipal area of Rio de Janeiro, defining guidelines and creating instruments for enforcing that policy, as well as having set sectorial policies and programs. In 2002, a supplementary law extended the effectiveness of the plan until a specific law is enacted upon a review of the existing one, which, as of the date of this offering circular, is still pending.

In 1999, new legislation was enacted providing for rules on the construction of apart-hotel buildings (called "flats" in Brazil), which are fully serviced apartments fitted for short-term rentals in the municipal area of Rio de Janeiro. It allows the construction of units with a minimum area of 30 to $50m^2$ and two parking spaces in the garage for use as service apart-hotels, amending a prior rule that required a minimum area of $70m^2$ for such units.

A bill of law dated October 5, 2001, for a new master plan in the municipal area of Rio de Janeiro, had not yet been approved on the date of this offering circular.

Campinas

Municipal Law No. 6.031, of December 28, 1988, regulates the use of the soil, urban zoning, use of certain areas, intended activities, as well as construction and building types and conditions in the urban zones of the municipality of Campinas, which has since then been amended by supplementary laws.

Porto Alegre

The urban and environmental development master plan of the municipal area of Porto Alegre, approved by Municipal Supplementary Law No. 434, of November 5, 1999, regulates the use of the soil in Porto Alegre, its urban zoning, the use of certain areas and intended activities, construction and building types and conditions, and the environmental protection of each of the urban zones it establishes. That law has since then been amended by other supplementary laws.

The Building Code of Porto Alegre, conveyed by Municipal Supplementary Law No. 284, of October 27, 1992, regulates administrative and executive procedures, and sets general and specific rules applying to construction and building planning, licensing, execution, maintenance and use.

Environmental Legislation

The civil construction industry is subject to a set of federal, state and municipal laws, decrees, regulations and directives concerning the environment. For the most part, such rules govern the conservation of green areas, preservation of water sources and the control of solid waste and effluent disposal.

As a rule, the states are more proactive in controlling developments that are actually or potentially deemed to be polluting. Such role may be performed directly by state environment offices or by their departments. In the state of São Paulo, the Environmental Sanitary Technology Company (*Companhia de Tecnologia de Saneamento Ambiental*), or CETESB, as the environmental agency of the state government, is responsible for the pollution control. In the state of Rio Grande do Sul, the Henrique Luis Roessle State Foundation for Protection of the Environment (*Fundação Estadual de Proteção Ambiental*), or FEPAM, is responsible for pollution control; in the state of Rio de Janeiro it is the State Foundation of Environmental Engineering (*Fundação Estadual de Engenharia do Meio Ambiente*), or FEEMA. The protection of the environment is also exercised through municipal environmental offices and a federal agency, the Brazilian Institute of the Environment and Renewable Natural Resources (*Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis*), or IBAMA.

Environmental Penalties

Irrespective of the obligation to redress possible environmental damages, noncompliance with the laws and regulations on the environment may result in penalties of a criminal and administrative nature.

Pursuant to Federal Law No. 9.605/98 (the Environmental Crimes Law), the penalties applying to individuals, including professionals in the exercise of their duties, and directors, officers and managers of legal entities, may encompass restricted rights and prison time. Legal entities in turn are subject to fines, restricted rights, and provision of services to the community. From an administrative point of view, the penalties may range from warnings and fines to partially or fully suspended operations, and also the loss of, or limitation of tax incentives, and the termination of credit facilities extended by official financing institutions, as well as a prohibition on transactions with the government.

Environmental Licensing

Environmental licensing is a mandatory requirement for any kind of activity the environmental agencies may consider actually or potentially polluting, or that in any way may imply environmental degradation. Any enterprise or development that has a local impact should be licensed by the municipalities. If they have a regional impact, such enterprises or developments are subject to licensing by state agencies.

If any such enterprise or development subject to environmental licensing, for its size, nature and peculiarities, can have a substantial impact on the environment, then the licensing depends, for approval by the relevant authorities, on an environmental impact assessment and the submission of the corresponding report (called EIA/RIMA), which must be carried out and prepared by professionals specializing in different areas.

In this event, the licensing proceeding should contemplate an environmental compensation, which translates into an investment to be made in either the creation or support of conservation units. The amount of the investments inherent to such compensation is arbitrated by the environmental authority and should not be lower than 0.5% of the total amount estimated to implement the enterprise or development.

Main Real Estate Markets in Brazil

The Brazilian residential development market has not shown significant growth in the last ten years, particularly in respect to residential properties for lower-middle-income and lower-income customers for the reasons stated below:

- in the last ten years, the Brazilian GDP increased in the aggregate approximately 26.0%, a relatively low rate for a country that showed a population growth of approximately 1.6% per year in the same period;
- in the last ten years, with the exception of 1996 and 2005, unemployment increased while salaries declined;
- except for the years 2003 to 2005, there has been a shortage of credit facilities for the construction of real estate, and there was a general lack of financing policies for lower income consumers; and
- the high interest rates accruing on long-term consumer financing inhibited the population from entering into real estate credit facilities with financial institutions, particularly the middle-income population that does not have access to the Brazilian government's Housing Financing System.

The sales prices per square meter in the sale of real estate have been declining lately, because the companies engaged in such activities have been unable to adjust them for the inflation rates prevailing in the industry, due to the increased cost of inputs and increase of the tax burden.

São Paulo and Rio de Janeiro are the two largest and most densely populated cities in Brazil, accounting for the highest share of the Brazilian GDP. As a result, they also concentrate the highest potential demand for real estate in the country. As of December 31, 2004, in accordance with IBGE's estimate, the population in São Paulo, Rio de Janeiro, Campinas and Porto Alegre was 11.0, 6.1, 1.0 and 1.4 million representing 5.9%, 3.3%, 0.8% and 0.8%, respectively, of the total Brazilian population. Each of these cities has its own particularities. In Rio de Janeiro, for example, income is more concentrated than in São Paulo, and the higher real estate demand areas near the seashore belong to only a few owners. In

São Paulo, the demand is more fragmented in comparison with Rio de Janeiro, and the supply and ownership of land in high demand areas is less concentrated.

São Paulo Metropolitan Area

The tables below contain certain data for new residential and commercial developments in the São Paulo metropolitan area and show the effects on the industry of changes in the levels of economic activity, income, interest rates and financing policy by the public and private sectors.

Year	New Residential Developments (Number of Developments)	New Residential Developments (Number of Units)	Average Sales Price (in R$ per m^2) (1)	Average Sales Price (in US$ per m^2) (2)
1994	456	30,572	543	638
1995	497	33,871	734	757
1996	479	54,936	683	657
1997	451	63,410	739	660
1998	335	28,600	859	710
1999	319	32,946	861	478
2000	448	37,963	996	511
2001	421	32,748	975	422
2002	478	31,545	1,416	400
2003	533	34,938	1,254	434
2004	479	27,143	1,410	531

Source: EMBRAESP.

(1) The average sales price per square meter is calculated by dividing the total sales price per unit by the total area of the unit measured in square meters (defined as the total inhabitable area of the apartment, plus any share of collective area in the property).

(2) The total U.S. dollar amount was calculated based on the exchange rate of the last day of each year.

Year	New Commercial Developments (Number of Developments)	New Commercial Developments (Number of Units)	Average Sales Price (in R$ per m^2) (1)	Average Sales Price (in US$ per m^2) (2)
1994	26	1,609	2,348	2,775
1995	32	2,571	2,280	2,346
1996	47	4,472	2,658	2,559
1997	57	6,169	2,134	1,912
1998	42	3,624	2,913	2,411
1999	22	2,201	2,681	1,490
2000	19	1,257	3,869	1,984
2001	20	1,725	5,457	2,362
2002	22	1,766	6,255	1,767
2003	15	1,044	5,624	1,945
2004	13	1,428	4,034	1,370

Source: EMBRAESP.

(1) The average sales price per square meter is calculated by dividing the total sales price per commercial unit by the total area of the unit measured in square meters (defined as the total habitable area of the apartment, plus any share of collective area in the property).

(2) The total U.S. dollar amount was calculated based on the exchange rate of the last day of each year.

According to the "Balanço Anual do Mercado Imobiliário de 2004" (Annual Real Estate Market Balance for 2004) published by SECOVI, in 2004 there was a 15.4% decrease in new units available in the market in São Paulo, as compared to 2003, which may ultimately be traced to the new master plan and the 2002 zoning regulation. For more detailed information, see "Municipal Legislation — São Paulo." According to the same study, between January 2004 and September 2004, there was an increase of approximately 40.0% in the total units sold.

Rio de Janeiro Metropolitan Area

The tables below contain certain data for new residential and commercial developments in the Rio de Janeiro metropolitan area and show the effects on the industry of the changes in financing policies by the public and private sectors.

Year	New Residential Developments (Number of Developments)	New Residential Developments (Number of Units)	Average Sales Price (in R$ per m^2) (1)	Average Sales Price (in US$ per m^2) (2)
1999	10	838	2,217	1,231
2000	13	1,860	2,612	1,339
2001	42	3,656	2,898	1,254
2002	56	4,517	2,639	745
2003	113	8,287	3,141	1,086
2004	91	7,162	3,276	1,231

Source: ADEMI.

(1) The average sales price per square meter is calculated by dividing the total sales price per unit by the total area of the unit measured in square meters (defined as the total habitable area of the apartment, plus any share of collective area in the property).

(2) The total U.S. dollar amount was calculated based on the exchange rate of the last day of each year.

Year	New Commercial Developments (Number of Developments)	New Commercial Developments (Number of Units)	Average Sales Price (in R$ per m^2) (1)	Average Sales Price (in US$ per m^2) (2)
1999	3	212	1,837	1,020
2000	—	—	—	—
2001	1	408	5,309	2,288
2002	2	81	1,295	365
2003	6	451	3,484	1,205
2004	5	1,414	3,396	1,276

Source: ADEMI.

(1) The average sales price per square meter is calculated by dividing the total sales price per commercial unit by the total area of the unit measured in square meters (defined as the total inhabitable area of the apartment, plus any share of collective area in the property).

(2) The total U.S. dollar amount was calculated based on the exchange rate of the last day of each year.

According to "Annual Real Estate Report of 2004" published by ADEMI, there was an increase of 12.0% in the number of new units launched in Rio de Janeiro in 2004, in comparison to the same period in 2003. Pursuant to such report, between November 2003 and November 2004, 8,452 units were launched and 4,036 units were sold, of which 43.0% had an average price between R$100,000.00 and R$250,000.00.

BUSINESS

Overview

We are one of the largest developers of residential real estate properties in Brazil. Through our regional offices located in São Paulo, Rio de Janeiro, Porto Alegre and Campinas, we are active in 15 of the main cities of Brazil. Each of these cities currently faces a significant housing deficit, has a population with purchasing power above the Brazilian average, and is enjoying economic and demographic growth. Because we have been active in different segments of the real estate market in an integrated manner since 1980, we believe that we have the flexibility to identify market fluctuations and to adjust our product portfolio to be appropriately responsive in a timely manner to changing demands for residential and commercial properties of all price ranges in the cities where we operate.

Our main focus is on the middle-income residential segment, which presents high potential for growth due to, among other reasons, an ongoing expansion of available credit to those customers, an existing housing deficit and recent tax and regulatory incentives provided by the Brazilian government. We believe that the experience we have gained over a decade of operating in this segment, combined with the scale and integration of our business, allow us to offer an attractive portfolio of innovative, well-built and affordable products, placing us in a privileged position vis-à-vis our competitors in this segment.

In addition, we believe that our "Rossi" and "America Properties" brands are among the strongest, best-known and best-respected brands in the Brazilian real estate development industry.

Since 2005, the real estate market in general, including the middle-income residential segment, has benefited from a number of government measures, including a reduction in the fees paid by the Central Bank to banks on savings funds not invested in real estate credit facilities, in order to induce these banks to provide financing for housing; simpler legal rules governing foreclosure on real estate properties; an exemption from income tax on the gain realized on the sale and purchase of real estate within 180 days of sale; and an increase in the availability of funds for real estate lending from the Salary Variation Compensation Fund *(Fundo de Compensação de Variações Salariais)*, and from the Brazilian Federal Savings Bank *(Caixa Econômica Federal)*.

In order to maximize our ability to take advantage of the different market opportunities available to us, we operate with different partners in several of our developments, including other developers (such as Cyrela Brazil Realty and Gafisa), financial investors (such as Pactual and Hedging-Griffo), landowners and construction companies. These partnerships are usually structured as specific purpose entities, or SPEs, and consortia formed with our partners.

From 1992, when we expanded our business to different regions of Brazil, through December 31, 2005, we launched 28,077 units, totaling 2,760,193 square meters in built area, of which 14,812 units were located in the metropolitan region of São Paulo, 4,601 units were located in Campinas, 2,339 units were located in Porto Alegre, 1,619 units were located in the metropolitan region of Rio de Janeiro and 4,706 units were located in other localities.

At December 31, 2005, we had 39 construction sites, with 45 projects under construction, totaling 5,667 new units and 826,627 square meters of construction to be delivered within the subsequent 24 months. At December 31, 2005, the average sales price of such units was between R$62,100 and R$1.49 million. For our residential units under construction at December 31, 2005, 17% of the total value of units launched were in the lower-middle-income residential segment, 48% were in the middle-income residential segment, 16% were in the upper-middle-income residential segment and 12% were in the upper-income residential segment. Approximately 8% of the developments under construction in terms of our total value of units launched at December 31, 2005 were commercial properties.

Our sales revenues consist of sales of residential and commercial units in properties we developed, and in the last three years, including 2005, we sold an average of 92% of the units we developed prior to the completion of their construction.

The following tables set forth our contracted sales per price range, in terms of numbers of units and sales price, our recognized revenues per price range, as well as our net operating revenue, net income and EBITDA for the years ended at December 31, 2003, 2004 and 2005.

	Years Ended December 31,					
	2003		2004		2005	
Contracted Sales	Number of Units	In thousands of R$	Number of Units	In thousands of R$	Number of Units	In thousands of R$
Residential Properties						
Up to R$200,000	846	60,465	928	91,621	932	96,277
Greater than R$200,000 and up to R$350,000	518	101,608	1,208	238,718	880	186,297
Greater than R$350,000 and up to R$500,000	55	15,056	91	31,964	56	18,266
Greater than R$500,000	166	76,243	106	59,488	165	95,000
Commercial Properties	105	15,360	78	11,597	453	48,681
Total	1,690	268,732	2,411	433,388	2,486	444,521

	Years Ended December 31,		
Recognized Revenues	2003	2004	2005
	In thousands of R$		
Residential Properties			
Up to R$200,000	92,959	92,337	92,344
Greater than R$200,000 and up to R$350,000	36,499	174,380	197,234
Greater than R$350,000 and up to R$500,000	16,809	14,309	17,673
Greater than R$500,000	42,484	41,838	88,441
Commercial Properties	690	7,883	21,720
Revenues from Services Provided	146	1,079	1,328
Total	189,587	331,826	418,740

	Years Ended December 31,		
Net Operating Revenue/Net Income/EBITDA	2003	2004	2005
	In thousands of R$		
Net Operating Revenue	179,654	317,631	403,942
Net Income (Loss)	(6,143)	19,301	20,178
EBITDA(*)	(5,268)	36,537	44,071

(*) EBITDA, according to CVM Circular Letter No. 1/2005, means income before net financial expenses, income and social contribution taxes, depreciation and amortization and non-operating results. EBITDA is not a Brazilian GAAP measurement, does not represent cash flows for the periods presented and should not be considered an alternative to net income as an indicator of our operating performance or as an alternative to cash flows as an indicator of liquidity. EBITDA does not have a standardized meaning, and our definition of EBITDA may not be comparable to EBITDA as used by other companies.

Our Competitive Strengths

We believe that our principal competitive strengths, which we intend to use as the basis of our strategic objectives, are the following:

- *Flexibility to operate in different segments of the market.* We believe that we are the Brazilian developer with the greatest flexibility to adjust our product portfolio to respond in a timely manner to different demands for residential and commercial properties in the cities in Brazil where we operate. This is a result of our experience operating since 1980 in an integrated manner, in different

segments of the market, with different types of products, including houses, residential buildings and commercial developments, and having faced a wide variety of market conditions. We believe that the broad experience of our management team and personnel (more than 30 executives with at least 15 years of experience in the real estate and construction sector) in both residential and commercial developments and in other industries related to the real estate business gives us the ability to operate simultaneously in several cities, to develop new products and to identify the best opportunities in the different market segments.

- *Leadership and experience in the middle-income residential segment.* We are one of the Brazilian leaders in the middle-income residential segment, with a correspondingly large customer portfolio. This segment presents high potential for growth, due to, among other reasons, an ongoing expansion of the availability of credit to such customers and an existing housing deficit. The recent growth of our contracted sales and total value of units launched derives primarily from our operations in this market segment. The experience we have gained over a decade operating in this segment, coupled with the scale and integration of our business, allows us to provide innovative and well-built products at affordable prices. This experience also gives us the ability to manage a large number of developments and customer portfolios simultaneously, and expertise in building quality real estate properties at low cost, in credit analysis and in sales techniques specific to this market segment. We believe that this experience places us in a privileged position compared to our competitors to operate efficiently and better take advantage of opportunities in this segment.
- *Presence in regions with high housing deficit, population with above average purchasing power, and economic and demographic growth.* We have expanded beyond the metropolitan region of São Paulo to other sizeable urban centers of Brazil, having opened regional offices in Rio de Janeiro, Porto Alegre and Campinas. Through these regional offices, we are now present in 15 important Brazilian cities. These urban centers face significant housing deficits, have populations with purchasing power above the Brazilian average, and demonstrate economic and demographic growth. Our regional offices are key to the growth of our business, as our knowledge of the local markets enables us to better identify attractive opportunities, anticipate growth and value appreciation trends in real estate segments in the relevant local markets, and to better identify and evaluate products that are appropriate to the tastes and needs of each local market, as well as to understand local building and zoning regulations. In addition, our regional diversification helps us minimize the effects of market cycles for the demand for our products inherent to our business, as such cycles tend to be different in each region.
- *Strong reputation and brand recognition.* We believe our "Rossi" and "America Properties" brands are of great value to our business. We believe that our brands enjoy solid reputations, credibility and wide recognition in the markets in which we operate, including among potential buyers, landowners, suppliers, subcontractors, brokers and other developers, because of our solid financial background, transparency, excellent quality of construction and commitment to timely delivery. The "Rossi" brand is associated with innovative, well-built products at affordable prices. The "America Properties" brand is associated with innovative and quality products, targeted at the upper-income residential segment and commercial developments.
- *Solid financial position.* Obtaining financing on attractive terms and efficient cash flow management are critical for success in the real estate business. For this reason, we believe that one of our main competitive strengths is our solid financial position. This solid financial position, together with our excellent reputation, gives us a privileged position to obtain bank financing for our developments through lending of funds from the Brazilian government's Housing Financing System, which finances real estate developments at interest rates lower than those available in the private financial market. We also participate in joint ventures with other developers, financial investors and landowners in order to broaden our sources of funds and our access to new business opportunities. Because our units sell quickly, we are successful in financing a good portion of our operations, and in particular the costs of the construction of developments, with the proceeds from our sales of real estate properties. Since 1999, an important component of our strategy has been the sale on attractive terms to financial institutions or securitization companies of most of the amounts payable

to us by our customers at the time they take delivery of their property from us. This strategy allows us to use the proceeds of the sales for new developments and to maximize the return on our investments.

Our Strategy

Our strategy is to create value for our shareholders through the profitable expansion and growth of our operations and revenues from real estate developments, by building on our competitive strengths and advantages. Our key strategic points are to:

- *Explore opportunities for growth in the middle-income residential segment.* We believe that current conditions favor a substantially increased demand in this segment, due to our current expectation for an increase in the availability of credit and a reduction in interest rates for middle-income real estate financing; and our expectation of a combination of favorable macroeconomic factors, such as reduction of official interest rates, growth of Brazil's GDP, and decreased inflation and unemployment. We believe that the experience we have gained over a decade of operating in this segment gives us a privileged position vis-à-vis our competitors to efficiently explore this opportunity.
- *Expand the regions of our operations.* In addition to continuing to grow in the markets where we currently operate, we intend to expand our operations to other Brazilian urban centers to broaden our access to new business opportunities. We intend to grow in Brazilian urban centers that are close to our regional offices and present a real estate market with attractive potential for growth, especially the interior of the state of São Paulo, and the cities of Curitiba, Brasília and Belo Horizonte. We may also expand to other promising regions through partnerships with local developers. As part of our geographic expansion, we intend to replicate the products that we have successfully launched in other cities. We also intend to seek local partners that can contribute with new business opportunities, such as properties for development, and their knowledge of their region. In turn, we will add value by contributing our broad experience in managing real estate developments and in construction processes, sales strategies and financial and legal structuring, while also providing economies of scale for purchases of raw materials.
- *Maintain operating flexibility to capitalize on business opportunities in any segment.* We intend to maintain our flexibility to adjust our product portfolio to respond on a timely basis to the different demands for properties in the real estate market and in the cities where we operate, which allows us to efficiently take advantage of diverse market opportunities. In the last five years, we have resumed operations on a selective basis in the upper-middle-income and upper-income residential segments. We reduced our operations in these segments in 1992, when we turned our focus on the lower-middle-income residential segment. We believe that the majority of Brazilian families prefer to live in closed communities where they can find safety and leisure. We intend to continue developing this type of property, making use of our knowledge in constructing well-built properties at affordable prices. In addition, in 2002, we acquired America Properties from our controlling shareholders, and became active in the segment of commercial developments.
- *Maintain discipline and financial solidity, while seeking efficient sources of financing.* The real estate business depends substantially on credit facilities both to cover construction costs and to finance long-term costs. Our financial strategy seeks to preserve our solid financial position. We intend to maintain our strict valuation and budgeting discipline, as well as to keep strict control of the financial structuring and execution of developments to manage our cash flow efficiently. We will continue to seek construction funds from the Brazilian government's Housing Financing System to benefit from its low interest rates. We intend to use a portion of the proceeds from this offering to expand the amount of our own resources invested in our developments, thereby increasing our participation in the proceeds from sales, and to seize new business opportunities. In order to maximize working capital and the return on our investments, as well as to maintain our focus on new real estate developments, we intend to maintain our policy of selling on attractive terms to financial institutions and securitization companies most of the amounts payable to us by our customers at the time they take delivery of their property from us.

- *Maintain our integrated operations, with focus on cost reduction and the continued improvement of the construction process.* We intend to maintain our integrated operations, which allows us to manage and control all stages of a development. We also intend to continue reducing costs to increase our margins and profitability. In order to reduce our construction costs, we seek to centralize purchases of construction materials, thus increasing our purchasing volumes and our power to negotiate lower prices from vendors. This provides us with economies of scale that ultimately result in a reduction in the final sales price of our units. In the segments of residential properties for lower-middle-income and middle-income customers, we use relatively standardized products that result in greater efficiency and quicker construction. We believe that maintaining our construction activities in most of our developments is essential for the success of our activity as developers because it assures that we can control and continuously improve our planning, construction and construction control techniques, our purchasing processes and economies of scale to reduce construction costs.

Background and Development

Our operating history shows our flexibility to operate in different segments of the real estate business and to adjust our product portfolio to the demand cycles and changes in the market.

The Rossi Group began its activities in 1913, and has been operating in the real estate and construction business since 1961. Rossi Residencial was founded in 1980 to develop residential properties. We have consolidated our presence in the construction and development market throughout the past 25 years, first with upper-income developments in the metropolitan region of São Paulo and, since 1992, in the middle-income residential segment.

In 1992, given the scarcity of real estate credit, we were successful in maintaining our sales by granting long-term financing to our customers in the lower-middle-income residential segment, which we called our "Plano 100." Later, when bank financing was again available to our customers, "Plano 100" was discontinued, but this experience gave us the ability to manage simultaneously a high number of developments and customer portfolios.

In 1993, we began our expansion to other regions of Brazil, including the cities of Campinas, Rio de Janeiro and Porto Alegre, where we now have regional offices.

In 1997, we completed an initial public offering of our common shares on the BOVESPA.

In 1999, we launched the *Villa Flora* product line, a new concept in residential properties, consisting of planned communities of residential condominiums, with complete infrastructure that includes streets, sewage treatment facilities, squares and parks, commercial centers, churches, day-care centers, schools, sports clubs and police stations.

In 2002, we purchased America Properties from our controlling shareholders, and strengthened our operations in the upper-income residential segments and the upper-middle-income residential segments. In addition, we also began to operate in the commercial development segment.

In 2003, we adhered to the Level I Differentiated Corporate Governance Practices of the BOVESPA.

On December 23, 2005, we purchased the interests in the acquired SPEs held by our controlling shareholders for an aggregate price of R$35.4 million, payable on March 30, 2006, with a portion of the net proceeds from this offering. This transaction was carried out at arms' length based on a valuation by an independent appraiser. For more information on the acquired SPEs, see "Related Party Transactions — SPEs Acquired from Our Controlling Shareholders."

On January 27, 2006, we adhered to the rules of the *Novo Mercado*, indicating our commitment to strengthened corporate governance practices.

Corporate Structure

The organizational chart below presents our corporate structure and that of our subsidiaries, on the date of, but prior to completion of this offering. For information on our subsidiaries, see "Business." The percentages represent the participation in voting and total capital of the companies indicated in the boxes.



João Rossi Cuppoloni
Edmundo Rossi Cuppoloni
50.00%
100%
100%
Rossi S.A.
50.00%
Arpoador Adm. Part. Ltda
Paradiso Adm. Part. Ltda
25.50%
19.01%
25.50%
48.12%
48.12%
27.35%
RR Trust S.A.
2.64%
Roplano S.A.
1.88%
1.88%
23.27%
99.99%
.63%
Engeplano Participações S.A.
60.54%
6.20%
ROSSI RESIDENCIAL S.A.
99.99%
America Properties S.A.
SPEs *

* Non-operating companies used for our developments, in the majority of which we hold a majority of the equity interests.

Capital Investments and Divestments

We have not made and do not expect the need to make, significant investments in permanent assets. In 2003, 2004 and 2005, we invested R$0.1 million, R$0.6 million and R$0.7, respectively, in information technology consisting of the acquisition and development of management software for improvement and adjustment of internal controls. Regarding permanent investment, no relevant investments were made in 2003, while, in 2004, we invested R$0.6 million in the acquisition of construction machinery and equipment and data processing equipment.

Products

Our businesses basically consist of the activities related to development and construction of residential and commercial properties.

Our projects result from continuous research, which focuses on both the preferences and demands of the consumer market, and on new processes for construction, aiming at optimizing quality and increasing credibility, while simultaneously ensuring affordable prices. In order to assure the efficiency of this task, we created the Rossi Innovation and Strategy Center, our area responsible for development and monitoring of our new products, services, corporate marketing and relationship marketing at a nationwide level in Brazil.

We currently use standardized construction processes, which were developed by us using the most recent technology and exploiting the most modern resources available in the market. Our architects and engineers add value to our experience and training by studying the social, economic and environmental conditions of each region. Our properties are built subject to rigorous safety and quality standards.

Our products are mainly residential property projects, targeted to all of the economic segments of the population. Since the commencement of our activities, our product portfolio has undergone an intense process of growth and diversification. Our principal products currently consist of properties for the middle-income residential segment.

Our developments are divided between residential and commercial projects. Our residential projects are divided by price range and in accordance with their conceptual characteristics. Division by price is according to four residential segments: up to R$200,000, for lower-middle-income customers; from R$200,001 to R$350,000, for middle-income customers; from R$350,001 to R$500,000, for upper-middle-income customers; and over R$500,000, for upper-income customers. Division by conceptual characteristics is according to seven categories, so called "product lines," with the following designations: "Alto Padrão" (High Standard), "Noblesse," "Residenciais com Serviços" (Residential with Services), "Casas D'Itália," "Villa Flora," "Plano 100" and "Vida Nova". One product line may be used in more than one price range, depending on its characteristics. The projects themselves have distinct names, and are identified by each building or condominium.

Our High Standard line consists of apartments of more than R$500,000, with an area of between $200m^2$ and $450m^2$, in prime areas, with differentiated projects and exclusive characteristics and sophisticated detailing. This line is designed by well-known architects.

Our Noblesse line offers apartments and houses with a useful area of between $90m^2$ and $180m^2$, with prices ranging between R$150,000 and R$450,000, set in large land areas, with an ample leisure space, in traditional neighborhoods, with quality details at affordable prices.

Our Residential with Services line has characteristics in common with the Noblesse line; the units have a useful area between $60m^2$ and $100m^2$ and prices of approximately R$250,000, in prime areas of the cities, next to the urban centers, targeted mainly at small families and singles who benefit from the services offered, which include cleaning, laundry, and delivery services.

Our Casas D'Itália line is intended for families in the middle-income and upper-middle-income residential segments, and consists of property located in traditional neighborhoods, with the advantage of the security provided by private condominiums. The developments have homes with 3 to 4 bedrooms, with a number of blueprint options and finish kits, priced between R$250,000 and R$500,000 and a useful area between $110m^2$ and $190m^2$.

Our Villa Flora line consists of planned communities made up of residential condominiums, mostly houses that have 1 to 3 bedrooms, with a price range of R$50,000 to R$110,000, and a useful area of between $44m^2$ and $90m^2$. These condominiums have an infrastructures, including: sewage collection and treatment plants, water distribution systems, electric power, telephones, paving, landscaping, leisure facilities, child care facilities, school, stores, squares and community centers.

Our Plano 100 and Vida Nova lines consist of apartments with a useful area of $46m^2$ to $96m^2$, available with two, three or four bedrooms, for the lower-middle-income residential segment.

Our tables below show the evolution of sales of the aforementioned products in 2003, 2004 and 2005, based on the value and quantity of units sold:

CLASSIFICATION ACCORDING TO PRODUCT PRICES:	2003		2004		2005	
	Number of Units	Contracted Sales (In thousands of R$)	Number of Units	Contracted Sales (In thousands of R$)	Number of Units	Contracted Sales (In thousands of R$)
Residential Properties						
Up to R$200,000	846	60,465	928	91,621	932	96,277
Greater than R$200,000 and up to R$350,000	518	101,608	1,208	238,718	880	186,297
Greater than R$350,000 and up to R$500,000	55	15,056	91	31,964	56	18,266
Greater than R$500,000	166	76,243	106	59,488	165	95,000
Commercial Properties	105	15,360	78	11,597	453	48,681
Total	1,690	268,732	2,411	433,388	2,486	444,521

CLASSIFICATION BY PRODUCT TYPES:	2003		2004		2005	
	Number of Units	Contracted Sales (In thousands of R$)	Number of Units	Contracted Sales (In thousands of R$)	Number of Units	Contracted Sales (In thousands of R$)
Residential Properties						
Noblesse and High Standard	657	172,215	1,187	279,612	947	263,581
Plano 100	294	24,504	397	46,924	289	35,595
Villa Flora	205	11,470	228	14,765	339	23,402
Casas D'Itália	75	22,933	90	20,469	320	59,351
Residential with Services	23	3,195	229	46,286	67	7,873
Vida Nova	329	19,000	201	13,692	61	4,239
Others	2	55	1	43	10	1,799
Commercial Properties	105	15,360	78	11,597	453	48,681
Total	1,690	268,732	2,411	433,388	2,486	444,521

CLASSIFICATION BY GEOGRAPHICAL REGION:	2003		2004		2005	
	Number of Units	Contracted Sales (In thousands of R$)	Number of Units	Contracted Sales (In thousands of R$)	Number of Units	Contracted Sales (In thousands of R$)
São Paulo	696	150,135	1,234	262,126	910	232,966
Campinas	525	62,077	425	54,498	1,201	147,901
Porto Alegre	228	34,536	294	54,014	180	35,672
Rio de Janeiro	241	21,984	458	62,750	195	27,983
Total	1,690	268,732	2,411	433,388	2,486	444,521

At December 31, 2005 we were entitled, on average, to approximately 80% of the gross revenue from our developments, with the remaining 20% held by investors and partners. The percentages that we hold in the relevant projects may vary over the course of time, depending on the partnerships established for each project.

Land Area Inventory

On December 31, 2005 we had the following land areas available in inventory for our future development projects:

Description	Location	Useful Area (in m²)	Form of Purchase	Date of Acquisition	Accounting Value (in R$)	Planned/ Completed Launch
Metropolitan Premium	São Paulo	28,031	Cash	Sept. 99	3,720,053	no date
Chacara Jacarei	São Paulo	9,220	Cash	Apr. 04	2,658,716	Oct. 06
Manah	São Paulo	19,793	Exchange for revenue	May 03	8,139,415	Aug. 06
Vigor S J dos Campos	São Paulo	38,059	Cash/exchange	Nov. 03	1,150,158	Mar. 06
GM São Caetano	São Paulo	69,354	Exchange for revenue	Jan. 05	15,507,202	Apr. 06
Alphaville	São Paulo	650,000	Cash/Exchange for revenue	May 05	24,174,545	no date
Pantai II-Praia Enseada ...	São Paulo	16,832	Cash	Sept. 05	9,243,084	Oct. 06
Rua São Benedito	São Paulo	16,958	Cash	Nov. 05	5,482,874	Aug. 06
Av.Vereador José Diniz ...	São Paulo	23,184	Cash	Nov. 05	6,741,776	Aug. 06
Osasco-Dep.Emilio Carlos	São Paulo	24,103	Cash	Jul. 05	3,026,818	Feb. 06
Rua Alexandre Dumas	São Paulo	19,516	Cash	Oct. 05	4,592,283	Apr. 06
Terreno Morumbi-Basile ..	São Paulo	158,653	Cash	Jan. 05	12,374,124	Oct. 06
Faustolo	São Paulo	50,388	Cash	Aug. 05	2,777,675	Jun. 06
camandulas	São Paulo	24,107	Cash	Jul. 05	3,610,060	May 06
Feliciano Pena I	Rio de Janeiro	11,944	To be negotiated	Dec. 02	165,466	no date
Feliciano Pena II	Rio de Janeiro	11,944	To be negotiated	Dec. 02	7,273	no date
Estrada dos Bandeirantes ..	Rio de Janeiro	5,969	Cash/exchange	Jul. 03	1,087,665	no date
Morro do Gragoatá	Rio de Janeiro	46,078	Cash	Oct. 04	4,396,585	no date
Pinheiro Machado	Rio de Janeiro	18,077	Cash	Mar. 05	9,433,067	no date
Alvares Azevedo-Icarai ...	Rio de Janeiro	10,734	Cash/exchange	Jun. 05	2,029,717	Jun. 06
Pau-Ferro 2 (Gulf)	Rio de Janeiro	9,590	Exchange	Oct. 05	1,006,919	May 06
Pau-Ferro 3 (Riovix)	Rio de Janeiro	8,368	Cash/exchange	Dec. 05	3,892,857	Apr. 06
Projetol (Saldanha)	Rio de Janeiro	6,998	Exchange	Dec. 05		Mar. 06
Camboinhas	Rio de Janeiro	31,293	Exchange	Dec. 05		Oct. 06
Malcon Quadra H	Porto Alegre	10,078	Exchange for other developments	Apr. 01	4,651,192	no date
Pateo Guadalupe	Porto Alegre	5,052	Exchange	Mar. 01	867,232	no date
Miguel Couto	Porto Alegre	8,668	Exchange for other developments	May 03	3,436,809	no date
Itaboraí	Porto Alegre	23,980	Exchange for revenue	Nov. 04	93,268	May 06
Camarata	Porto Alegre	21,130	Cash/exchange	Apr. 05	4,093,512	Jan. 06
Curitiba Lotel	Porto Alegre	16,041	Cash	May 05	1,080,000	Apr. 06
Curitiba Lote2	Porto Alegre	4,550	Cash	May 05	1,530,000	Apr. 06
Melnick-Fascino	Porto Alegre	6,125	Exchange	Nov. 05	314,259	Jan. 06
Habitat Privilege	Campinas	6,781	Cash	May 04	1,556,094	no date
Pateo São Bernardo	Campinas	9,978	Cash/exchange	Aug. 00	860,300	no date
Joaquim Gomes Pinto 81 ..	Campinas	5,977	Cash	Feb. 02	1,346,765	no date
Valencia-Ilhas Gregas	Campinas	15,579	Cash	Mar. 97	1,753,856	no date
Boni/Anhumas	Campinas	23,824	Exchange	Jun. 03	1,430,453	Mar. 06
Praça Capital	Campinas	8,607	Cash/exchange	May 02	90,676	Feb. 06
Terra Brasilis	Campinas	6,589	Cash/exchange for other developments	Jan. 04	3,717,059	Sept. 06
Villa Bella QB	Campinas	4,768	Exchange	Aug. 04	462,691	Apr. 06
Sumaré (SP)	Sumaré	80,249	Cash/payment in kind	Jul. 98	8,227,866	Feb. 06
Ventura	Rio de Janeiro	55,760	Exchange	2,779,769		
Total		**1,622,930**			**163,510,133**	

Projects in Progress

Lower-Middle-Income Residential Segments

At December 31, 2005 we had an inventory of 15 projects under construction, established in the price range per unit of up to R$200,000. These projects are mainly located in São Paulo, Rio de Janeiro, Campinas and Porto Alegre. The table below shows the aforementioned projects:

Development	Line	Location	Company's Participation in Gross Revenue of Development (%)	Total Value of Units Launched	% Completed
				(In thousands of R$)	
Santa Felicidade	Casas D'Itália	Campinas	65%	6,542	0%
Vila Florida	Casas D'Itália	Campinas	100%	11,786	69%
Cond.das Palmeiras.......	Casas D'Itália	São Paulo	73%	18,565	0%
Pateo das Alamedas	Casas D'Itália	Campinas	47%	16,315	0%
Gerberas	Villa Flora	Campinas	100%	6,463	25%
Amoreira	Villa Flora	Campinas	100%	4,981	13%
Gardenia................	Villa Flora	Campinas	100%	6,691	0%
Ipês	Villa Flora	Campinas	100%	3,892	65%
Cond.Pitangueiras	Villa Flora	Campinas	100%	5,110	0%
Laranjeiras	Villa Flora	Campinas	100%	5,377	0%
Lume	Noblesse and High Standard	Campinas	100%	14,884	58%
Vivaz...................	Noblesse and High Standard	São Paulo	100%	83,766	41%
Florença-T.2.............	Plano 100	Rio de Janeiro	100%	13,667	94%
Bella Carolina	Plano 100	Rio de Janeiro	35%	20,863	80%
California T.5............	Plano 100	São Paulo	100%	19,236	29%

Middle-Income Residential Segment

At December 31, 2005 we had an inventory of 19 projects under construction, established in the price range per unit of R$200,001 to R$350,000. These projects are mainly located in São Paulo, Rio de Janeiro, Campinas and Porto Alegre. The table below shows the aforementioned projects:

Development	Line	Location	Company's Participation in Gross Revenue of Development (%)	Total Value of Units Launched	% Completed
				(In thousands of R$)	
Home Land	Casas D'Itália	Campinas	45%	19,888	0%
Noth York	Casas D'Itália	Porto Alegre	56%	11,072	0%
Jardins de Londres	Casas D'Itália	Rio de Janeiro	100%	11,267	0%
Felicita	Noblesse and High Standard	Campinas	100%	18,367	73%
L'Essence.........	Noblesse and High Standard	Campinas	100%	27,496	80%
Reserva Petropolis..	Noblesse and High Standard	Porto Alegre	97%	51,381	7%
Villa Sollo	Noblesse and High Standard	Rio de Janeiro	100%	6,623	55%
Sta.Cruz..........	Noblesse and High Standard	São Paulo	69%	83,002	96%

Development	Line	Location	Company's Participation in Gross Revenue of Development (%)	Total Value of Units Launched	% Completed
				(In thousands of R$)	
Arquipelogoacores	Noblesse and High Standard	São Paulo	100%	36,514	68%
Athmosfhere	Noblesse and High Standard	São Paulo	70%	35,993	32%
Vivanti Ipiranga	Noblesse and High Standard	São Paulo	100%	37,533	4%
Tuiuti	Noblesse and High Standard	São Paulo	49%	149,238	22%
Olympia	Noblesse and High Standard	São Paulo	100%	16,564	0%
Ilhas do Sul	Plano 100	Porto Alegre	100%	27,623	80%
Villa Albani	Plano 100	Rio de Janeiro	50%	10,704	65%
Residencial Gaia	Plano 100	Rio de Janeiro	100%	15,759	0%
Orizzonte	Residential with Services	Rio de Janeiro	58%	23,980	75%
Pantai Enseada	Residential with Services	São Paulo	100%	28,482	12%
Natura — Barra Bonita (Fase 1)	Residential with Services	Rio de Janeiro	100%	81,827	0%

Upper-Middle-Income Residential Segments

At December 31, 2005 we had an inventory of five projects under construction, established in the price range per unit of R$350,001 to R$500,000. These projects are mainly located in São Paulo, Rio de Janeiro, Campinas and Porto Alegre. The table below shows the aforementioned projects:

Development	Line	Location	Company's Participation in Gross Revenue of Development (%)	Total Value of Units Launched	% Completed
				(In thousands of R$)	
Terra Brasilis	Casas D'Itália	Campinas	100%	30,315	16%
Bosque do rio Branco	Noblesse and High Standard	Porto Alegre	100%	44,672	12%
Landscape	Noblesse and High Standard	São Paulo	100%	45,797	17%
Villa Natura	Noblesse and High Standard	São Paulo	100%	93,083	99%
Parnaso Eco Residenza	Noblesse and High Standard	Campinas	48%	16,385	0%

Upper-Income Residential Segments

At December 31, 2005 we had an inventory of three projects under construction, established in the price range per unit of over R$500,000. These projects are mainly located in São Paulo and Porto Alegre. The table below shows the aforementioned projects:

Development	Line	Location	Company's Participation in Gross Revenue of Development (%)	Total Value of Units Launched	% Completed
				(In thousands of R$)	
Image	Noblesse and High Standard	São Paulo	100%	34,169	20%
Giardino Paraiso	Noblesse and High Standard	São Paulo	61%	92,790	6%
Eternity	Noblesse and High Standard	São Paulo	52%	38,978	40%

Commercial Projects

At December 31, 2005 we had an inventory of three commercial projects under construction. These projects consist of office suites and commercial properties in the cities of Campinas and Porto Alegre. The table below shows the aforementioned projects.

Development	Line	Location	Company's Participation in Gross Revenue of Development (%)	Total Value of Units Launched	% Completed
				(In thousands of R$)	
Iguatemi	Commercial	Porto Alegre	100%	60,340	97%
Praça Capital I	Commercial	Campinas	70%	24,609	0%
Praça Capital II	Commercial	Campinas	70%	22,725	0%

Awards

In the last three years we have received the following awards:

Year	Award	Institution
2005	Top Marketing — Case "Orizzonte Self Living"	ADVB(1) — Rio de Janeiro
2005	Master Real Estate — Case "Orizzonte Self Living"	ADEMI(2)
2005	Top Real Estate Developer and Constructing Company	O Estado de São Paulo Newspaper/Embraesp(3)
2005	Top Marketing — Case "Pantai Enseada"	ADVB — São Paulo
2005	Master Real Estate Award — Case "Residencial Club Tuiuti"	Secovi(4)/Fiabci(5)
2004	2nd Place in the National Construction Ranking	"Tem Construção" Magazine
2004	3rd Place in the Vertical Real Estate Ranking of São Paulo	"Tem Construção" Magazine
2004	Top Marketing — Case "Condomínio Vila Florença"	ADVB — Rio de Janeiro
2004	Folha Real Estate Quality Award — Constructor Category	Folha de São Paulo Newspaper
2004	Folha Real Estate Quality Award — Developer Category	Folha de São Paulo Newspaper
2004	Top Real Estate — Constructor Category	O Estado de São Paulo Newspaper/Embraesp
2004	Top Real Estate — Developer Category	O Estado de São Paulo Newspaper/Embraesp
2003	Master Real Estate Award — Integrated Management — Cases Vila Real and Vila Florença	ADEMI — Rio de Janeiro
2003	Top Marketing — Civil Construction — Case "Iguatemi Corporate"	ADVB — Rio Grande do Sul
2003	Top Marketing — Promotional Marketing — Case "Iguatemi Corporate"	ADVB — Rio Grande do Sul
2003	Folha Real Estate Quality Award — Developer Category	Folha de São Paulo Newspaper
2003	Folha Real Estate Quality Award — Constructor Category	Folha de São Paulo Newspaper
2003	Top Real Estate — Constructor Category	O Estado de São Paulo Newspaper/Embraesp
2003	Top Real Estate — Developer Category	O Estado de São Paulo Newspaper/Embraesp
2003	Top de Marketing — Case "Casas D' Itália"	ADVB — São Paulo

(1) Brazilian Association of Sales and Marketing Directors.

(2) Association of Real Property Companies.

(3) Brazilian Corporation for Studies of Property.

(4) Association of Sales, Purchases and Administration of Real Property.

(5) International Federation of Real Property Professions.

Development Activity

In general terms, real estate development means to develop a real property project, sell the units that will be built and construct the project, either by using the developer's own means or by contracting third parties.

We have more than 25 years of experience in activities related to real estate development. This experience provides us with the required expertise to control all of the relevant stages of the development process, including identification, appraisal and purchase of land areas, planning of the development, securing government licenses, permits and approvals, design of the project, commercialization and sale of the property units, construction of the project and performance of related services during and after sales to customers.

We divide our development activity into two phases: pre-development and development.

Pre-Development

Pre-development involves the following stages: (i) search, appraisal and acquisition of land areas; (ii) determination of the type of development to be carried out; (iii) preparation of the preliminary project for the development; and (iv) determining the type of and obtaining the financing to carry out the project.

We continuously are in touch with potential consumers and realtors to remain aware of market trends and reflect these trends in the characteristics of our product launches. This research affects our policy for acquisition of property for development. Given the importance that the property has for the characterization of a project, we use our market surveys to select among the many offers of properties that we receive, as well as to guide the search for properties for new developments.

When we identify a property that might represent a good opportunity for development, we carry out a market survey to assess the potential demand and the type of product that is most suitable for the region. This survey consists of analyzing the demand for the specific area and its marketing characteristics, such as the income levels of the region, occupation profile and available offering of competing products. Upon completion of the survey, we conduct a study of the economic feasibility of the project comprised of a preliminary budget with an estimate of costs, revenues and forecast of results of the project. This feasibility study is essential prior to making a decision to purchase a property. Once the survey and these studies have been carried out, the transaction is submitted to our land acquisition committee, which discusses the risks of the business and the legal aspects of the acquisition in light of the economic and marketing analyses presented.

Once we decide to proceed with the acquisition, we execute an option agreement for the purchase of the land area and make a cash payment to the property owner. Subsequently, we carry out a study of the legal status of the property. The study consists of checking, in registry offices or government agencies, whether there are any encumbrances on the land or restrictions for the implementation of the project. If there is no restriction for the implementation of the project, we acquire ownership of the property, in most cases subject to the condition that all of the necessary government approvals and licenses for the development are duly granted. Payment of the outstanding balance for purchase of the property is only made upon granting of these licenses. With this structure we seek to avoid the risk of acquiring a property that is not fit for the proposed project. The purchase of the property is structured either through a purchase and sale as such, or through an exchange of properties. In this latter case, in order to acquire the property, instead of a cash payment, we make a transfer to the seller of a unit that we have in inventory, or we agree upon a future transfer of units of the project that will be built on the purchased land.

Partnership — Structures Involving SPEs

We work with the following structures for acquisition of land and financing of the project: projects funded solely of our own funds; projects that include co-participation in the project of the original landowner; and projects that include investing partners. Following this model of business, depending on the circumstances and peculiarities of each project, we may choose to develop the project on our own or to associate ourselves with one or more partners, including landowners, investment funds and developers.

Our partnerships are usually structured by means of SPEs and consortia created with our partners, which increase the number of developments in which we participate while clearly separating the participation of each party in the partnership. In addition, this business model enables us to more easily obtain loans and financing by segregating our equity from that of the SPE, therefore minimizing the risk to our creditors.

Investments in our SPEs totaled R$2.1 million in 2003, R$1.9 million in 2004 and R$36.9 million in 2005. On December 31, 2005, 94 SPEs participated in our developments, of which 43 were land-owners, and 51 were financial investors in the partnerships. In certain cases we sell equity participations in our SPEs to partners. The sales of equity participations in our SPEs totaled R$7.4 million in 2004 and R$4.1 million in 2005. In 2003 there were no sales or acquisitions of SPEs.

In line with our business model, throughout 2005 we established various partnerships with our controlling shareholders to acquire land for our projects from third parties, based on the funds that were available from our controlling shareholders at the time. On December 23, 2005, we purchased the acquired SPEs from our controlling shareholders for R$35.4 million, payable on March 30, 2006, with a portion of the proceeds from this offering. Such transaction was carried out on an arms' length basis as attested by two independent appraisers. See "Related Party Transactions — SPEs Acquired from Our Controlling Shareholders."

To implement the various options for partnership, we normally use three distinct SPEs, which then execute a consortium agreement for the development of the project. One of the SPEs is responsible for contributing the land to the project ("Initiator"), the second is responsible for contributing the capital that is necessary for the project ("Investor") and the third is responsible for the development, including the construction of the project ("Developer"). In addition to the equity participations that we hold in these companies, we normally become direct parties to the consortium agreement in the capacity of project manager ("Manager").

The consortium agreement establishes the obligations of each of the participating SPEs (obligations of contribution of funds, materials or services), without any type of joint liability between the consortium members, as well as the rights of participation of each of them in the project's revenues. The parties decide on the main issues involving the consortium by consensus. Each party in the consortium has a vote, regardless of the party's participation in the consortium. The Manager carries out the decisions.

For projects that we operate by ourselves, we hold the total equity of all three SPEs and perform all their functions. For projects where we work in association with a landowners or a developer to have access to a given property, we normally hold a participation in the Initiator and the balance is held by the partner. For cases where we work in association with a financial investor or an investment fund, to have access to funds that are necessary for the development of the project, we normally share with the partner in the participation in the Investor. In some specific cases, certain financial investors prefer to hold a participation in the Initiator and not in the Investor (see "Related Party Transactions").

The participation of the partners in the SPEs is set forth in shareholders' agreements. The participation of each shareholder in the SPEs and the relevant participation in the profits are defined according to the amount attributed to the contribution of the shareholder in relation to the total investment necessary for the relevant project.

Upon completion of the project, after sale of all constructed units, the total net revenue earned is distributed among the partners according to their relevant contributions, and the SPEs are terminated.

The Development

After approval by our land acquisition committee to acquire the property and to continue with the project, we start the development stage. In this phase we conclude the specifics of the project, with an estimate of the total cost of the project and the preparation of a memorandum of development, and we also obtain the necessary legal approvals and, in most cases, we contract financing (see "— Financing").

The development of a real property project comprises three stages: (i) launch; (ii) construction (generally including financing of the construction); and (iii) management of the sales receivables portfolio during the phase that precedes the completion of the project and, at the time our customers take delivery of their property, payment of the outstanding balance owed to us by the customers through bank financings or financings directly from us. Payments are made in cash by our customer's financing agent with assignment of the property to the financing agent through a mortgage.

The flow chart below shows the stages of our development process:

Real Property Project



PURCHASE OF LAND
LAUNCH
COMMENCEMENT OF PROJECT
DELIVERY OF THE REAL PROPERTY
1
6
12
24
42
162
Searching for Land Areas
Market Surveys
Business Analysis
Product Development
Legal Approvals
Registrations
Marketing Campaign
Sales Strategy
City Govt. Project
Financing Approval
Sales
Credit Score
Portfolio Management
Executive Projects
Contracting of Financing
Construction
Portfolio Management
Sales
Preparation of Financing for Costumer
Assignment for Bank Financing (up to 15 years)
Securitization (up to 10 years)

The development cycles vary according to the target consumer-market for the project. This is because the term scheduled for construction changes in accordance with the financial condition of the targeted consumers. Our objective is that on the date of delivery of the property to the client, the client's outstanding balance for the total purchase price of the property is not higher than the maximum amount of financing that a bank or other provider of financing will offer to the customer. This limit is generally approximately 65% of the appraised value of the property. For this reason, the development of projects targeted at middle-income customers usually requires more time (between 18 and 36 months) when compared to projects for lower-income customers (between 12 and 24 months).

Once we obtain all the necessary approvals, including the filing of the project with the real estate registry, we commence sales of the project units. We sell our products with the support of realty company brokers that we hire (see "— Sales and Marketing"). The remuneration of the brokers and of the realty company consists of a commission fee on the amount received from the sale of the property.

In order to reduce the need for allocation of our own funds and minimize our risk, we focus our sales efforts during the launching phase of the project and in the initial stages of the construction. In the last three years, we have become able to sell approximately 92% of the available units prior to the completion of the construction.

Under Brazilian law, there is a term of 180 days (renewable for an equal period), starting on the date of registration of the development, for the developer to cancel the project. Based on these laws, if we are unable to sell a portion of the units within the period of 180 days from the launch of a new project, we have the right to cancel the project. For our projects this portion corresponds to 60% of the units. When we exercise this right, we consider changing the project or selling the land; however, in any event, we must pay back the amount previously paid by our customers. This amount must be adjusted based on the inflation index established in the sale agreement. However, if the cancellation of the development occurs within the 180-day term, the customers have no rights to indemnification for losses and damages.

Sales and Marketing

We have a fully-dedicated team exclusively devoted to the sale of new projects, and the sale of units is carried out by outsourced service providers (major realty companies), through real estate brokers who are assigned to the sales stands of the various projects. During the launching phase of the projects, the outsourced realty companies operate on an exclusive basis for each project, and are hired by the team that manages the sales of our projects. The sale of remaining units (either ready or about to be completed) is entrusted to smaller-sized realty companies, located close to each project, who operate on a non-exclusive basis.

Our own team and certain outsourced service providers also carry out marketing activities. Our marketing and sales structure is distributed through our four regional offices. The marketing department and the advertising agency participate in periodic meetings to be updated about our customer service process, marketing techniques, market strategies, products development, planning of marketing and advertising campaigns.

The members of the marketing department and the outsourced real estate brokers also participate in periodic meetings to be updated about the process for service to the customer, marketing techniques, market strategies, products development, planning of marketing and advertising campaigns.

The realty companies carry out the major part of the property sales. The companies participate intensely in the development of the project, conveying to us their thoughts concerning the local market and granting their brokers access to the project in its early stages. We believe that the outsourcing of our brokerage activities benefits us by eliminating the fixed cost of maintaining a team of brokers, who are remunerated by a commission fee on sales generated, and by facilitating sales, due to the knowledge of the local market of brokers hired in the district or region in which they operate. We believe that we are not dependent on any particular realty company.

We generally use newspapers as the principal means of advertisement for our projects, and also distribute advertising materials such as brochures, displays and signs in regions that are close to our projects. Furthermore, whenever possible, we affix our logo in a visible place at our project sites.

Every two months we publish the "Notícias Rossi" magazine, where we announce Company news, new launches, matters of general interest and particularly disclosure of the evolution of the working schedule of our projects.

Sales Strategy and Process

The housing units are sold for future delivery, and as of the launch of the project, our strategy is to focus our sales effort before the commencement of the construction. At this stage, we conduct analysis of the potential customers' credit using our credit score system, which includes personal interviews and careful monitoring of payments, in order to minimize the financial risks of the launch. We believe that our credit score system is one of the best in the market.

It is common practice in Brazil to try to sell the largest possible number of units when launching a new development and to focus the efforts of sales on the initial stages of construction. This practice contributes to the reduction of our financial exposure. We have been very successful with this strategy in the last three years, having been able to sell approximately 92% of the available units prior to completing the construction. In the past, pre-construction sales and payments of installments enabled us to fulfill a significant portion of our cash needs for our real property development and construction activities. We cannot guarantee that we will maintain the same rates of pre-construction sales and payments in the future.

Prior to the launch, we make a presentation of the product to all brokers at a brokers' convention that offers details of the location, characteristics of the project, services offered, blueprint options and forms of financing for the customer.

Our stands include a sample fully furnished apartment with decoration and household appliances. The stand is staffed by our commercial and sales team, as well as outsourced brokers, who answer questions and invite the customers to visit the sample apartment. Our commercial and sales team and the outsourced brokers are trained in attracting customers within our targeted profile, providing customer service, understanding the construction schedule and explaining the various plans available. During all of the stages of our commercialization and sales efforts we emphasize our commitment to delivery within the

established deadline and also that our apartments are built with high-quality materials, provided by renowned suppliers. We also hold special promotional events when we launch new projects.

During the customer's visit to our sales stand, the realty company registers the visitor's record data in our system and the customer then becomes a recipient of direct mail, periodically receiving information on the new projects in the region. The record data also enables us to perform a survey on the product's adequacy given local demand. The realty company uses a socio-economic form to be completed by the customer at the stand to ascribe a credit score and verify any credit restrictions.

We adopt a transparent sales system to develop a relationship with our customers based on trust, partnership and loyalty. The purchase documentation is standardized to enable agile, efficient and convenient processing for the buyer. In addition, the agreement and related documentation is drafted in simple and accessible language. We have a team that is responsible for checking the documentation provided by the realty company. We verify the customer's payment capabilities, credit restrictions and ancillary documentation. We believe that our low default rate can be attributed in part to our sales system.

Post-Sales

Our customer service department is responsible for maintaining a strong relationship with our customers even after the sale is consummated. It analyzes and deals to the extent possible with customers' criticisms, suggestions, complaints, questions and requests, and aims to solve the problems with efficiency and agility.

Our program of visits to the worksite during the construction process gives the customers the opportunity to monitor the evolution of their property, and usually takes place on the first Saturday of each month. The customer receives an invitation for breakfast at the worksite to meet with the engineers in charge, who will answer any questions. The visits also allow the customers to closely monitor the quality of the materials used in the construction of their future homes. We believe that this program is an important sales tool, because it creates publicity for our products among our customers' acquaintances, and because it creates a link between the customer and the Company which ultimately becomes an advertisement for potential new customers. We publish an informative bulletin entitled "Em dia com a Obra" (Being Up-to-Date with the Project) that is sent to the customers on a quarterly basis and contains information on the progress of the working schedule and photos of the worksite. The customers can also obtain this information on our internet website (www.rossiresidencial.com.br).

After issuance of the occupancy permit, we schedule an inspection with the customers and an event is held for inspection of the apartment. On the date of inspection of the property, if the customer has already paid the full price of the unit, the delivery of the property takes place. Alternatively, the property is delivered at the moment of our assignment of the receivables outstanding from the customer to a bank or other institution providing financing. At the moment of delivery we provide the buyer with an owner's manual that includes explanations on the use of the installed improvements in the home and a plan of preventive maintenance for the property.

Construction Activity

We are continually looking to improve our technology, including technology related to new construction techniques that provide advantages over traditional techniques. We use rigorous quality control methods, involving procedure manuals that describe in detail each phase of construction of the project. The manuals are followed by all workers of the contractors working in the construction. Likewise, the buyers receive, upon delivery of the property, a manual that specifies the warranties for each service performed. We permanently monitor problems relating to completed projects, through a specialized department, aiming at taking preventive measures in projects that are in progress.

We are committed to delivery of our projects to the customers before the stipulated deadline. According to our sales agreements, the customer has the right to terminate the sales agreement, without incurring any penalties, and to be reimbursed for a portion of the amount paid, with monetary restatement,

in the event of delay of delivery of more than 180 days after the scheduled date (except for cases of *force majeure*). We have never had a delay of more than 180 days for any of our projects.

The construction of our properties is carried out and supervised by our team of engineers, who coordinate the activities of the subcontractors and of the suppliers, submitting their services to our rigorous quality control, so as to ensure that the project conforms to regulations and zoning and construction rules.

We continually invest in the enhancement of adequate information systems and software to support the planning and control of construction, as well as the administrative processes. In this regard, we make significant investments in the area of information technology. The implementation of SAP R/3 software, completed in 2002, had as its main purpose the integration of the engineering areas in order to control the projects through real time networks and working schedules. With the implementation of this system, it became possible to more precisely manage each stage of each project. Upon diagnosing deviations from the work schedule and the financial budget, corrective measures can be taken promptly.

We have developed a system of project management, supported by a modern construction quality program, which permits the use of multiple construction techniques. The program provides us with the ability to implement, consolidate and work with different technologies at our various worksites.

Regions of Operation

The markets for our products (see "— Products") are in several of Brazil's major urban centers, in more than 15 cities, but primarily in the cities of São Paulo, Campinas, Porto Alegre, Rio de Janeiro and Curitiba. These cities have real property markets that are in constant growth. Each geographic operating market is coordinated and directed by one of our regional executive offices.

In the metropolitan region of São Paulo we have been active in a number of regions for over 25 years. Since 1992, we have launched a total of 14,812 units through December 31, 2005. In the Campinas region we have been active for over a decade (with our own regional office since 1996), and have launched 4,601 units from 1994 through December 31, 2005. In Porto Alegre we have been active for 15 years (with our own regional office since 1999), having launched 2,339 units from 1993 through December 31, 2005. In Rio de Janeiro, we established our branch in 2000 and have already launched 1,619 units through December 31, 2005. We have launched 4,706 units in other cities from 1993 through December 31, 2005.

In addition to the aforementioned cities, we also operate in Osasco, São Caetano do Sul, São José dos Campos, Jacareí, Santana de Parnaíba, Sorocaba and Guarujá through our São Paulo regional office; in Sumaré and Ribeirão Preto through our Campinas regional office; in Curitiba through our Porto Alegre regional office; and in Niterói through our Rio de Janeiro regional office.

We believe that knowledge of the market in which our projects are implemented is a critical factor for our success. The economic and social characteristics of the location in which the land being developed is located define the potential consumers for each product, which in turn characterizes the types of construction. It is essential that our personnel are qualified to identify and complete the acquisition of properties. In this regard, we believe that we have in-depth knowledge of the markets where we operate. This is due to the fact that we have professionals who are highly qualified and have experience in the real property industry. In addition, our regional executive officers have freedom to seek new developments and to seek new properties to be acquired, acting in accordance with the peculiarities and characteristics of their region, thus attaining a higher percentage of success with the purchase of the land and launching of the project. As a form of assuring the success of our projects in the locations where we operate through our regional executive offices, we establish partnerships with the local developers, who become responsible for (i) transforming our product into a viable project in their cities, according to local custom, and (ii) adding the value of their brand to our projects.

The industry of development and construction of residential projects in the cities of São Paulo and Rio de Janeiro is extremely fragmented, and no single developer or builder has a major market share. In the cities of Porto Alegre and Campinas this fragmentation is less pronounced, which enables us to have a more significant market share.

In addition to continued investments in São Paulo, we anticipate substantial potential for growth of our business in Rio de Janeiro, Campinas and Curitiba, based on the sales success that we achieved in our recent projects. This view is also justified by the potential of the regions surrounding these cities which have not yet been fully exploited.

We are analyzing expansion to other metropolitan regions that present development characteristics that are compatible with our profitability targets, demonstrate solid population and income growth trends and solid income, and have suppliers and subcontractors present that are qualified to meet our standards for quality in the execution of projects. We can execute this expansion either directly or through partnerships with successful local real property developers, but in any event intend to do so only after carrying out thorough surveys of the new markets.

Inputs and Services Necessary for Development and Construction Activities

The principal inputs and services that are necessary for development and construction activities are divided into five different groups: land, labor, construction materials, marketing and sales (see "— Sales and Marketing") and financing.

Land

We conduct meticulous searches for locations that are appropriate for new projects. We believe that potential project sites must be located within, or very close to, the urban perimeter of a city so as to permit easy access to local facilities and infrastructure, and must also have topography that is suitable for implementation of the project. Prior to the purchase of a property, we carry out detailed research focused on the target public to analyze their needs and preferences. In addition to the legal analysis of each property to be acquired, the feasibility proposal for the project is submitted in advance to financial analysis, in order to determine whether the proposed project for the area can be expected to have the expected return on investment and profit margin. Additionally, we carefully consider land regulation, in order to verify whether the intended project is compatible with the legal restrictions that are applicable to the region. See "— Pre-Development."

We acquire property for future projects with either cash payments or in installments, through a system of exchange, or through a combination of the two previous alternatives. When acquiring through the exchange system, we offer to the sellers of the property a certain number of units in the project to be built, or a percentage of the revenue to be generated by the project, or units in the inventory of other developments. In this way we reduce our required cash investments and increase our rates of return. This strategy has enabled us to implement a greater number of projects at the same time. When we are not successful with this strategy, or with the aim of obtaining better terms or prices, we also acquire property through cash payments, either on our own or in partnership with other developers and constructors. This occurs more frequently when the property is located in a region with excess of demand.

As we prefer to use cash generated by our operations, or to grant the seller of the property a certain number of units to be built on the land area, or a percentage of the proceeds of the sale of the units built, we generally do not incur any indebtedness to purchase land. For cash flow purposes, we give priority to the launch of new projects on properties that we have acquired through cash payment. We intend to build projects on all properties that we have acquired.

Labor

For our construction activity we rely on our staff employees who are qualified professionals such as engineers, architects, project designers, and worksite project managers, which allows us to have a reduced number of workers on our payroll, or we contract companies that are specialized in providing civil construction workers. There are a number of companies in the market that provide this type of service, and the market for providing such labor is fragmented, which allows us to choose the company that assures us with the best cost/benefit ratio.

We follow strict criteria in choosing and monitoring payments of taxes owed by the companies that provide labor services, as we are jointly liable for labor and social security issues that may be raised by employees of these companies.

We also sponsor courses for qualification of our employees and employees of the companies that we contract to provide us with civil construction services, as we believe that these courses enable us to optimize production and minimize the possibility of accidents at our worksites.

Construction Materials

We use an extremely large variety of construction materials, none of which individually represents a significant portion of the total cost of construction. There are a large number of companies in the market that are qualified to provide us with construction materials, and as a result we are not dependent on any specific supplier. Despite the availability of potential suppliers, we seek to optimize our costs and choose to maintain a partnership relation with certain suppliers. In this connection, we maintain contracts with certain major suppliers and manufacturers of high-quality construction materials. We have good relationships with our suppliers and in recent years have not experienced any significant work delays due to shortage of materials. We do not maintain significant construction material inventories.

As we are a major consumer of construction materials that are necessary for execution of a real estate property project, we have the advantage of buying the materials in bulk, which allows us to optimize the production costs of each project and to reduce the overall costs we incur with raw materials.

Although the raw materials have, in the aggregate, represented an average of 40% of our total costs over the last three years, none of the raw materials individually is a significant percentage of our total costs. Thus, price fluctuation of any specific material has no material effect on our results.

During the last three years the prices for some of the principal raw materials that we use have increased significantly more than the rate of inflation, and the index that measures the fluctuation of construction costs in the city of São Paulo, the Sinduscon index, reached an aggregate variation of 26%, generating an increase of civil construction costs. Among the main raw materials, steel had an increase of 55%, copper, 37%, iron, 57%, decorative wall tiles, 51%, iron window frames, 41%, and elevators, 55%. During the last several years we have had success in reducing some major raw material costs by developing and implementing new construction techniques and processes, and by using, when possible, alternative materials.

As part of our marketing strategy we use brands that have recognized quality, as well as rigid specifications for selection of our suppliers. In some cases we participate in the development of products and construction materials in partnership with the relevant supplier. This rigid quality control ensures that the materials meet the required specifications prior to being installed, so as to minimize the costs of future repairs. We have rigorous specifications as to the choice of our suppliers, which are based not only on the quality and price of products but also on the reputation and financial situation of the suppliers. In addition, we maintain rigid quality controls so as to ensure that the materials meet the specifications prior to being installed, minimizing reworking and warranty costs.

We periodically evaluate our suppliers based on scores ascribed by our employees and on reports prepared by our customer services department, which summarize the evaluations and complaints of our customers. If any problems occur, we either replace the supplier or work with the supplier to solve problems that have occurred in previous jobs.

Financing

Traditionally our developments are financed with funds of private banks or with our own funds.

Financing by lending of funds of the Brazilian government's Housing Financing System by private banks. For financing by private banks, the banks normally finance a percentage of the cost of our

projects by lending funds of the Brazilian government's Housing Financing System. Payments are made to us in proportion to the completion of construction.

Financing with funds of the Company. Funds of the Company used for our projects derive from our core activities, particularly the sale of units of other projects.

Other forms of financing. We also develop financing alternatives through partnerships with institutional investors, among others. For more information on regulations concerning real property financing, see "Industry Overview."

Financing for customers. We usually finance the sale of the units of our projects to our customers up to the moment of delivery of the property, as adjusted for the INCC index, referencing the variations in construction costs, and the corresponding assignment of ownership of the property to the customer. Thereafter, the customer's outstanding balance is normally sold to a third party financial institution or to a securitization company as part of a transaction for issuance of real estate receivables certificates, and the customer starts financing the real estate at an interest rate of 12% per year, adjusted for the IGP-M index.

Customers

The consumer market for developments is extremely fragmented. The purchase of a real property is not a routine activity and often an individual purchases only one property in the course of his or her entire life.

Management of the Agreements Portfolio and Default

The agreements management team assists, hosts and monitors the customers from the moment of execution of the agreement up to the moment of its final settlement. The team is also active with the customer during the period of construction, in respect to prepayments, monthly installments, and the outstanding balance. All payments are monitored by a rigid collection procedure, which after the fifth day of delay initiates a number of actions for recovery of the past due amounts.

The major focus is recovery of the owed amounts, seeking to resolve the customer's problem according to our parameters. For this, we attempt to negotiate late payments with the customer, and may even carry out an exchange of units during construction.

We believe that the principal causes of default are unemployment and consequent loss of purchasing power, as well as high interest rates. The default situation of our customers can be split into two distinct phases for the Company: financing granted up to 2000, and financing granted during and after 2000. In the first case, when we directly financed the customer until the full payment of all amounts borrowed in connection with the customer's purchase, the level of default was higher, varying between 5% and 7%. In our present model of financing, however, where the customer generally is no longer a debtor to the Company following delivery of the property, and instead obtains financing directly from a bank or other financial intermediary, our default rates have been significantly lower. On December 31, 2005, default rates were below 3% (taking into account installments unpaid as from 90 days). We believe that this rate is lower than the market average, and is the result of our strict credit score policy and monitoring of the payment performance of our customers, aiming at continued decrease in the levels of default. Currently, we are a market reference in respect to our credit score policy, which enhances the quality of the receivables related to our projects.

Information Technology

We believe that the use of state-of-the-art information technology systems is essential for the management and competitiveness of our activities and for the reduction of operating costs. With this focus, we have developed our information technology area with the purpose of implementing systems that provide a solid information base, and seek to ensure that the available information is properly used. The major objectives of our information technology team are to (i) implement new processes so as to gain agility, identify opportunities and reduce costs; (ii) implement the software for customer relationship management;

(iii) implement the documentation for processes and procedures; and (iv) enhance functional and technical knowledge in order to respond to our needs.

Competition

Local Competition

The Brazilian real estate market, both for development and for construction activities, is extremely fragmented, and we believe that no single participant holds more than 1% of the Brazilian market. Competition is more intense in the metropolitan regions of São Paulo and Rio de Janeiro, where we have strong participation. The majority of our competitors operate mainly in the segments targeted at upper-middle-income customers, either residential condominiums, office building complexes or other projects for commercial use.

In the São Paulo market our principal competitors are Cyrela Brazil Realty, Gafisa, Company and Brascan. In the Rio de Janeiro market our principal competitors are Cyrela-RJZ, Gafisa, Brascan, Servenco, João Fortes, Bulhões de Carvalho da Fonseca and Agenco. In Campinas the principal competitors are Concima and Lix da Cunha, and in Porto Alegre Goldsztein and Bortoncello.

Despite the highly fragmented nature of the real estate development market, we have a significant share of the major Brazilian markets, i.e., São Paulo and Rio de Janeiro, as described in the tables below:

São Paulo Metropolitan Area

	Total Market		Rossi		Rossi's Share	
Year	New Residential Developments (Number of Developments)	New Residential Developments (Number of Units)	New Residential Developments (Number of Developments)	New Residential Developments (Number of Units)	Of the Developments	Of the Units
1994	456	30,572	8	1,624	1.8%	5.3%
1995	497	33,871	4	812	0.8%	2.4%
1996	479	54,936	13	2,392	2.7%	4.4%
1997	451	63,410	8	1,932	1.8%	3.0%
1996	335	28,600	7	954	2.1%	3.3%
1999	319	32,946	6	998	2.5%	3.0%
2000	446	37,963	12	1,763	2.7%	4.6%
2001	421	32,746	4	355	1.0%	1.1%
2002	476	31,545	9	738	1.9%	2.3%
2003	533	34,936	5	644	0.9%	2.4%
2004	479	27,143	9	1,263	1.9%	4.7%

Source: EMBRAESP

Rio de Janeiro Metropolitan Area

	Total Market		Rossi		Rossi's Share	
Year	New Residential Developments (Number of Developments)	New Residential Developments (Number of Units)	New Residential Developments (Number of Developments)	New Residential Developments (Number of Units)	Of the Developments	Of the Units
2001	42	3,656	1	96	2.4%	2.6%
2002	56	4,517	3	552	5.4%	12.2%
2003	113	8,287	3	320	2.7%	3.9%
2004	91	7,162	5	424	5.5%	5.9%

Source: ADEMI.

International Competition

The local dynamics and practices (combined with regulatory mechanisms and difficulties in purchasing land) are barriers for the entry of foreign competitors. However, should there be a drop in the interest rates in Brazil, other companies, including foreign ones, either directly or through alliances with local partners, may enter the Brazilian civil construction market in coming years, since it is a business that can offer attractive return rates.

Intellectual Property

We hold a number of brands that are important for our activities. We believe that our most valuable brands registered with the National Industrial Property Institute *(Instituto Nacional da Propriedade Industrial)*, or INPI, are: "Rossi," "America Properties" and "Villa Flora."

Relevant Agreements

Except for the agreements indicated below, we have no material agreements.

Operating Agreements

The real estate development and civil construction activities in which we are engaged are characterized by intense fragmentation of suppliers of the materials that are necessary for our activities. We currently have no operating agreements that could individually be considered to be material, and that, in the event of renegotiation or termination could materially affect, our business, financial condition, results of operations or prospects. See "Related Party Transactions" and "— Development Activity."

Financing Agreements

Due to the velocity with which we sell our units, we have been able to finance a substantial portion of our activities, especially the construction of our units, with the receipts from sales, which has made us less dependent on third parties. In this sense, our financing agreements are very diversified, so that we are not dependent on any material financing agreements for the performance of our activities.

The table below sets forth the principal characteristics of our financing agreements.

COMPOSITION OF THE FINANCING ARRANGEMENTS

Bank	Type	Beginning	Maturity	Index	Interest Rate	Balances at December 31, 2005
						(In R$)
Unibanco	Real Estate Credit	06/04/04	01/04/06	TR	12.00%	4,837,759
Unibanco	Real Estate Credit	06/11/04	01/11/06	TR	12.00%	3,229,717
Santander	Real Estate Credit	12/15/03	01/15/06	TR	12.00%	1,593,648
Unibanco	Real Estate Credit	01/14/05	02/14/06	TR	12.00%	4,626,478
Santander	Real Estate Credit	12/15/03	02/15/06	TR	12.00%	549,184
Brazilian Mortgages	Real Estate Credit	11/25/04	02/15/06	TR	14.00%	4,249,189
Bradesco	Real Estate Credit	05/13/05	03/13/06	TR	12.00%	2,920,696
Bradesco	Real Estate Credit	11/16/04	05/16/06	TR	12.00%	5,098,076
HSBC	Real Estate Credit	11/18/04	07/13/06	TR	12.00%	3,918,938
HSBC	Real Estate Credit	03/08/05	07/14/06	TR	12.00%	2,339,606
Bradesco	Real Estate Credit	07/04/05	08/04/06	TR	12.00%	1,528,220
Bradesco	Real Estate Credit	01/27/04	09/27/06	TR	12.00%	3,811,893
Bradesco	Real Estate Credit	01/27/04	09/27/06	TR	18.00%	10,634,858
HSBC	Real Estate Credit	11/18/04	10/13/06	TR	12.00%	5,131,203
Sudameris	Real Estate Credit	11/28/03	11/04/06	TR	12.00%	14,252,271
Santander	Real Estate Credit	03/10/05	11/10/06	TR	12.00%	4,586,704
HSBC	Real Estate Credit	12/01/03	11/14/06	TR	13.62%	4,208,360
Bankboston	Real Estate Credit	06/30/04	12/01/06	TR	12.00%	2,350,970
Unibanco	Real Estate Credit	06/09/05	12/09/06	TR	12.00%	4,433,045
Santander	Real Estate Credit	03/10/05	12/10/06	TR	12.00%	4,847,729
Bradesco	Real Estate Credit	07/04/05	01/04/07	TR	12.00%	1,427,326
Brazilian Mortgages	Real Estate Credit	05/27/05	02/27/07	TR	14.00%	2,544,639
Unibanco	Real Estate Credit	09/08/05	04/08/07	TR	12.00%	6,790,453
HSBC	Real Estate Credit	03/08/05	05/14/07	TR	12.00%	7,238,261
HSBC	Real Estate Credit	03/08/05	11/14/07	TR	12.00%	1,738,338
HSBC	Real Estate Credit	02/02/05	02/17/08	TR	12.00%	492,143
						109,379,704
Bradesco	**Line of Credit**	**08/11/05**	**02/07/06**	**CDI**	**6.16%**	**5,342,912**
ABC Brasil	**Working Capital**	**05/06/05**	**05/02/06**	**CDI**	**4.90%**	**10,202,944**
ABC Brasil	**Working Capital**	**09/17/04**	**08/10/06**	**CDI**	**4.90%**	**8,609,568**
ABC Brasil	**Working Capital**	**09/11/03**	**09/11/06**	**CDI**	**4.90%**	**3,727,590**
Brascan	**Working Capital**	**08/19/04**	**08/15/07**	**CDI**	**5.53%**	**3,317,992**
						31,201,006
TOTAL INDEBTEDNESS						**140,580,710**

Employees

The table below shows the number of our employees for as of December 31, 2003, 2004 and 2005.

Employees

	December 31,		
	2003	2004	2005
Head Office Administration	67	65	65
São Paulo Regional Office Administration	21	20	33
Campinas Regional Office Administration	28	29	20
Porto Alegre Regional Office Administration	20	20	14
Rio de Janeiro Regional Office Administration	11	16	20
Worksites	332	454	416
Total	**479**	**604**	**568**

In the last two years we had a monthly personnel turnover rate of 0.5%, which we believe is lower than that of most of our competitors and results in significant savings in recruitment, training and termination of employment agreement costs.

We attempt to maintain the minimum possible number of employees on payroll, relying mainly on specialized personnel and certain permanent employees for construction, which totaled 248 as of December 31, 2005. Thus, we outsource the major part of the labor used at our worksites and they are directly contracted by our contractors, while we are responsible for the supervision. Our construction department currently has 34 engineers.

Because we contract companies that provide labor, all outsourced workers involved in the construction of our projects are also trained by us prior to initiating the tasks for which they were contracted. Our resident engineers provide continuous supervision at our worksites of the tasks that are carried out by the outsourced workers. According to prevailing case law, we are jointly liable with regards to labor and social security issues that could be raised by employees of contracted third parties.

Unions and Collective Bargaining Agreements

Our employees are mainly represented by five unions: the Civil Construction Workers' Union of the State of São Paulo, the Engineers' Union of the State of São Paulo, the Civil Construction Industry Union of the State of Rio Grande do Sul, the Civil Construction Industry Union of the State of Rio de Janeiro and the Construction and Furniture Industry Workers' Union of the Campinas region. Although not all of our employees are union members, by law they have the same benefits provided under the collective bargaining agreements, according to the provisions of Brazilian labor law.

We believe that we have a good relationship with our employees and unions; there have been no strikes or any significant stoppages in our activities in the last three years.

In 2005 the employers' associations and the workers' unions negotiated collective bargaining agreements that, among other rights, granted salary adjustments in relation to salaries that were in effect in 2004. The adjustments were of 8.12% in the State of São Paulo, 8.0% in the State of Rio de Janeiro and 7.5% in the State of Rio Grande do Sul.

Profit Sharing Plan and Other Benefits

In 1997, we implemented a profit sharing plan for all employees, with the purpose of stimulating individual performance and commitment to business goals. In 2005 we paid our employees approximately R$173,000, on account of profit sharing.

In order to enable personal development of the employees, we maintain a policy for support to education, by which monthly educational fees are reimbursed to employees for graduate and postgraduate courses. In 2005 we disbursed a total of approximately R$71,000 for this program.

Occupational Health and Safety

Each city government has its own Code of Constructions and Buildings, which governs the administrative and executive procedures, as well as establishes general and specific rules to be followed for the planning, licensing, execution, maintenance and use of construction and buildings on properties in each location. In addition, this code sets forth sanctions and fines that are applicable in the event of failure to comply with such rules. We follow the rules concerning prevention of accidents at the worksite and we believe that our investments in this area, the frequent training programs for our employees and for our contractors' employees, as well as the rigid criteria that we require to be followed by the contractors, have assured us a low rate of accidents at worksites.

Environmental Aspects

The activities that we perform in the civil construction area are subject to a set of laws, decrees, regulations and federal, state and municipal resolutions concerning protection of the environment. See "Industry Overview — Environmental Legislation."

As part of our policy for compliance with this legislation, when we acquire a property to develop a project, we consider in advance all of the environmental aspects involved, particularly those relating to the existence of water supply basins, and trees and vegetation in the locality, as well as specific aspects concerning areas of environmental preservation.

Consequently, upon approval of the project, the environmental aspects have already been considered and, therefore, the project contemplates a legal solution for any potential environmental issue.

In order to avoid the risk of acquiring a property and subsequently not being able to develop a project due to environmental issues, we have a policy of conditioning our acquisition of property to the obtaining of necessary licenses and authorizations issued by government authorities. On the date of this offering circular there is no relevant environmental judicial or administrative proceeding brought against us.

Institutional Environmental Policy and Measures for Environmental Control

Our institutional environmental policy has the task of fulfilling environmental needs, thus contributing to the improvement of the quality of life of the population. To this end, our projects aim at the following guidelines: rational use and sustained development of the resources involved in the projects; preservation, protection and recovery of the environment; technical, economic/financial, environmental and social feasibility; and compliance with environmental legislation.

Social Action

Our Villa Flora project in Sumaré, in the State of São Paulo, is an example of our engagement and our investment in the social and environmental fields. Through a partnership with the University of Campinas — UNICAMP and with the non-governmental organization Girasonhos we are helping in the identity development in this planned community, focusing on preservation of the environment (environmental preservation and reforesting of the park, 30% more green space than required by law) and on life within the community. We believe that this type of partnership adds value to our product by offering dignity, respect and better living conditions to the residents through an effort favoring community development and human values.

Properties

At December 31, 2003, 2004 and 2005, our long-term assets totaled R$1.2 million, R$1.5 million and R$1.8 million, respectively, and consisted mainly of data processing equipment, machines and construction

equipment, furniture, tools and facilities. On December 31, 2003, 2004 and 2005, our total long-term assets represented 0.2%, 0.3% and 0.2% of our total assets, reflecting the fact that in our normal course of business we do not make investments in long-term assets.

Our principal properties consist of undeveloped properties and housing units held in inventory (not sold) and are recorded as current assets. As of December 31, 2005 we were owners of 41 undeveloped properties and approximately 185 finished housing units held in inventory. Our headquarters and our regional units are installed in leased properties.

Insurance

Our insurance policy seeks to maximize coverage with adequate premium cost, as well as compliance with legislation.

Civil Liability. We have a civil liability policy that covers the risks of material damages and personal injury caused involuntarily to third parties, deriving from the execution of construction, installations and assemblies at the worksite that is the subject-matter of the insurance. In view of the confinement of the worksites, we believe that the insurance contracted for coverage of engineering risks and property damages to third parties is adequate.

Physical Damage to the Property. We maintain an insurance policy for physical damages to the property that is subject to financing while in construction. The insurance comprises coverage for breakage, losses and property damages deriving from sudden and unpredictable accidents in the development.

Fire Insurance. We maintain an insurance policy for the risks of fire, lightning, explosion and electrical damages, including damages to furniture, machinery and utensils. The content of administrative establishments (head and regional offices) and of warehouses used by the Company is also covered by the policy. The properties used have corporate insurance policies that are adequate for each specific situation.

Insurance for Non-Completion of Works. We have insurance for liabilities arising out of failure to deliver the units to the buyers for amounts that are adjusted to the obligations assumed with the third parties involved.

Other Aspects Concerning Insurance. We do not have insurance coverage for the risk of interruption of business, because we do not believe that the high premiums for this type of insurance are justifiable, based on the low risk of occurrence of large scale interruptions. In the event of a casualty, we believe that the coverage of assets and damages caused to third parties is adequate and the continuity of business is feasible.

Legal Proceedings

We are parties to a number of legal and administrative proceedings in the civil, tax or labor areas, resulting from the ordinary course of our business. As of December 31, 2005 we were defendants in civil lawsuits for a total of R$3.3 million and labor lawsuits for a total of R$3.1 million. These amounts correspond to our counsel's risk assessment for the lawsuits and our provisions for these lawsuits based on the expectations of our legal advisors amounted to approximately R$1.0 million. We believe that our provisions for legal and administrative proceedings are sufficient to cover any probable losses. We do not believe that any individual pending legal action or administrative proceeding, in the case of an unfavorable decision, could cause a material adverse effect on our business, financial condition or results of operations. We do not believe that any unfavorable decision could significantly affect our activities or our corporate reputation.

Our provisioning policy is based on the opinion of counsel to the Company. In the case of civil and labor lawsuits, if an unfavorable decision is not considered to be probable, the amounts involved are not provisioned in our financial statements. If such decisions are unfavorable to us, there will be no immediate impact on our cash flow, since the amounts will be payable in the course of time, as the decisions are rendered.

Tax Proceedings

As of December 31, 2005 we were parties to 12 tax claims, six of them concern the charge of PIS and COFINS and one concerns offset of credits against income tax debits. We describe below the principal tax claims:

PIS and COFINS on revenues earned with the sale of real property of the Company.

Like the majority of the companies in our industry, we challenge judicially the charge of PIS and COFINS on revenues that we earn from the sale of property of the Company. According to our counsel's opinion, the prospect of loss in these legal actions is probable. The total amount involved in these lawsuits is R$17.8 million and it is provisioned and deposited in court.

Law No. 9718/98 — Changes in the system of levy of PIS and COFINS.

We filed writs of mandamus challenging the system of levy instituted by Law No. 9718/98, which increased the tax calculation base for PIS and COFINS and raised the rate for the latter by 1%. We deposited a portion of the amount under discussion, corresponding to R$1.4 million, in court. The remainder, which corresponds to R$6.4 million, has not been deposited because of an injunction maintaining the charge in suspense. The full amount has been provisioned.

The discussion concerning the increase of the tax calculation base, according to our counsel's opinion, represents a remote loss based on the decision of the Plenary of the Supreme Federal Court in the judgment of Extraordinary Appeals Nos. 346.084, 357.950, 358.273 and 390.840.

Offset of debits with income tax credits of the Company.

Based on legislation in force, we use income tax credits of the Company to liquidate, by offsetting, debits for income tax for the year 1990. Such debits (R$3.5 million — principal, interest and penalty restated up to December 31, 2005) are currently being enforced by tax foreclosure. We believe that the administrative authorities did not consider the offsetting that we carried out. Therefore, we are defending ourselves from this collection in court, and at the same time requesting analysis and administrative validation of the offsets effected. We did not establish a provision for this proceeding because we believe we will be able to use any losses from this proceeding as tax credit for other tax charges.

Labor Proceedings

As of December 31, 2005 we were defendants in 126 labor claims filed in Porto Alegre, 171 in Campinas, four in Ribeirão Preto, 221 in the City of São Paulo and 30 in the City of Rio de Janeiro, and the total amount claimed in these proceedings is approximately R$9.0 million. Of this total number of labor claims, 502 were filed by employees of subcontractors (i.e., outsourced service providers that we contracted), and 50 are labor claims filed by our ex-employees. On the terms of Brazilian labor legislation, we are jointly liable for compliance with labor obligations concerning employees of companies contracted to provide civil construction services.

The total amount claimed in these proceedings as of December 31, 2005 was R$9.0 million. According to counsel's opinion, however, the amount should be approximately R$3.1 million, based on the risk of the claims. If these lawsuits are decided against us, and the relevant sub-contractors compensate us for a part of the amount we are determined to owe, we believe that the provisioned amount is sufficient to cover possible losses arising out of these contingencies.

Civil Proceedings

We are defendants in approximately 270 civil lawsuits, involving a great variety of issues. The majority of the actions are claims related to termination of agreements for sale of residential units. In the event of an adverse decision, we will have to return to the buyers a portion of the installments that we received, and return the properties to our assets. Our counsel believes that the chances of loss relating to

termination of agreements for sale of residential units are remote. Therefore, the relevant amounts have not been provisioned.

Among the existing legal actions, as a result of the amounts involved, we highlight:

- We filed three claims of consignment of payment against Caixa de Previdência dos Funcionários do Banco do Brasil — PREVI, aiming at consigning amounts relating to periods of contractual lease guarantee established in the agreement for sale of units of the America Business Park project, entered into between the Company and PREVI. The total amount as of December 31, 2005 was R$2.5 million. This amount is deposited in court. Based on the opinion of our counsel, we believe that the risk of loss in these lawsuits is remote.
- We filed a claim for contractual revision, together with a claim for undue amount paid by the Company and anticipatory relief against Fundação Vale do Rio Doce de Seguridade Social — VALIA, aiming at substituting the restatement index and the return by VALIA of the undue amounts paid by the Company deriving from rents of office suites. If we lose this proceeding, the amount of the contingency will be assessed upon settlement of the judicial decision. Based on the opinion of our counsel, we believe that the risk of loss in this lawsuit is probable.

MANAGEMENT

Pursuant to our by-laws, we are managed by a board of directors, which is currently composed of six members, and a board of executive officers, which is composed of a chief executive officer, an investor relations officer and other executive officers without specific title. Our by-laws provide for the existence of a non-permanent fiscal council, to be composed of a minimum of three and a maximum of five members, with an equal number of alternates, and to be installed in any year upon request of our shareholders.

Board of Directors

Our by-laws provide that our board of directors shall be composed of a minimum of five and a maximum of eleven members, of which at least 20% should be independent directors. The members of the board of directors are elected at the annual shareholders' meeting for a unified one-year term, re-election being permitted. The members of the board of directors must be shareholders of the Company, and may or may not be residents of Brazil. The duties of the board of directors include defining our overall strategic guidelines, electing the executive officers and supervising management. Our board of directors is currently composed of effective members who will serve until the annual shareholders' meeting to be held after the end of the year 2007. The table below sets forth the name, age and position of the current members of our board of directors, followed by a brief biographical description for each of them:

Name	Age	Position
João Rossi Cuppoloni	71	Chairman
Edmundo Rossi Cuppoloni	69	Vice-Chairman
João Paulo Rossi Cuppoloni	35	Director
Roosevelt Sanches Cruz	53	Director
Marcelo Serfaty(*)	44	Director
Eleazar de Carvalho Filho(*)	48	Director

* Independent Director.

João Rossi Cuppoloni is the chairman of the board of directors. He received a civil engineering degree from the Escola Politécnica da Universidade de São Paulo in 1957, and a qualification in business administration in 1973, marketing in 1979 and foreign trade in 1981 from Fundação Getúlio Vargas. He is one of the founders of Rossi and currently holds the position of president of the Rossi Group.

Edmundo Rossi Cuppoloni is the vice-chairman of the board of directors. He received a civil engineering degree from the Escola Politécnica da Universidade de São Paulo in 1961, and a qualification in economics from the Fundação Getúlio Vargas in 1981. He is one of the founders of Rossi and holds the position of vice-president of the Rossi Group.

João Paulo Franco Rossi Cuppolini is a member of the board of directors. He holds a degree in electrical and production engineering from the Pontifícia Universidade Católica of Rio de Janeiro and a post-graduate degree in financial engineering from CCE/PUC of Rio de Janeiro. He earned the degree of Chartered Financial Analyst — CFA from the Association of Investment, Management and Research — AIMR. Mr. João Paulo Franco Rossi Cuppolini is the son of Mr. João Rossi Cuppolini.

Roosevelt Sanches Cruz is a member of the board of directors. He holds a degree in accounting science and received his MBA in marketing and finance from the Faculdade de Economia e Administração da Universidade de São Paulo, and a master's degree in finance from Fundação Getúlio Vargas. He has a qualification in Management of Civil Construction Companies from the Universidade de São Paulo.

Marcelo Serfaty is a member of the board of directors. He holds a degree in business administration from Fundação Getúlio Vargas and a degree in law from Universidade do Estado do Rio de Janeiro, and also received master's and doctorate's degrees in economics from Fundação Getúlio Vargas. He is currently a partner and president of Fidúcia Asset Management.

Eleazar de Carvalho Filho is a member of the board of directors. He holds a degree in economics from New York University and post-graduate degree in international relations at John Hopkins University. Former president of Banco Nacional de Desenvolvimento Econômico e Social — BNDES, he currently is a partner of Iposeira Gestão de Ativos Ltda.

Board of Executive Officers

Our executive officers are responsible for implementing the decisions adopted by the board of directors and for the direct management of the Company. Our board of executive officers is currently composed of five officers, who may or may not be shareholders, elected by the board of directors for a three-year term, reelection being permitted. The current members of the board of executive officers were elected in January 2006 to serve until January 2009.

The table below shows our current executive officers, along with a brief biographical description for each of them:

Name	Age	Position
Heitor Cantergiani	54	Chief Executive Officer
Sérgio Pedroso Rossi Cuppoloni	36	Investor Relations Officer
Renata Rossi Cuppoloni	36	Executive Officer
Marco Antonio Dini Pedroso	59	Executive Officer
Alcides Gonçalves Júnior	47	Executive Officer

Heitor Cantergiani is our current chief executive officer. His career began in one of the companies of the Rossi Group 27 years ago. He holds a degree in civil engineering and occupational safety engineering from Fundação Armando Álvares Penteado and a master's degree in business administration from Universidade Mackenzie.

Sérgio Pedroso Rossi Cuppoloni is our investor relations officer. He holds a degree in business administration from Fundação Armando Álvares Penteado and a master's degree from Thunderbird, American School of International Management. He was a capital market analyst for DLJ Donaldson, Lufkin, and Jenrette and the financial officer of Brazilian Securities Cia. Securitization de Créditos from 2001 through 2004. Mr. Sérgio Cuppoloni is the son of Mr. Edmundo Rossi Cuppoloni.

Renata Rossi Cuppoloni is one of our executive officers. She holds an accounting science degree from Faculdade Candido Mendes and a master's degree in macroeconomics and mathematics from Harvard University, and received her MBA in business administration from IBMEC. She held the positions of financial transactions officer at Mentor Distribuidora de Títulos e Valores Mobiliários, senior investment analyst at Banco Econômico S.A., and CPA at PriceWaterhouseCoopers. Ms. Renata Cuppoloni is the daughter of Mr. João Rossi Cuppoloni.

Marco Antonio Dini Pedroso is one of our executive officers. He received a degree in economic science from the Faculdade de Ciências Econômicas e Administração de Empresas Dom Pedro II. He joined the Rossi Group in 1966, and simultaneously held different positions in the companies Rossi Engenharia S.A., CCBE Rossi Servix Engenharia S.A., Icopasa Indústria e Comércio de Produtos de Aço S.A. From 1976 to 2002 he held the position of financial officer of Engemix S.A.

Alcides Gonçalves Júnior is one of our executive officers. He received a degree in buildings technology from the Escola de Engenharia de São Paulo, a post-graduate degree in production engineering from Fundação Vanzolini and Escola Politécnica de São Paulo, and a professional MBA from Fundação Cabral — INSEAD.

Fiscal Council

Under Brazilian Corporate Law, the fiscal council is a corporate body independent of the management and of external auditors. The fiscal council may be either permanent or non-permanent, in which case it

will be installed at the request of shareholders representing at least 2% of the voting shares to perform its duties until the first general shareholders' meeting held subsequent to its creation. The primary duties of the fiscal council are monitoring management activities, reviewing the company's financial statements, and reporting its findings to the company's shareholders. Brazilian Corporate Law requires fiscal council members to receive as remuneration at least 10% of the average annual amount paid to the company's officers. Brazilian Corporate Law also requires a fiscal council to be composed of a minimum of three and a maximum of five members and their respective alternates.

Under Brazilian Corporate Law, our fiscal council may not include members that are on our board of directors; are on our board of executive officers; are employed by us or a controlled company or a company under the same control as ours; or are spouses or up to third-degree relatives of any member of our management. Our by-laws provide for a non-permanent fiscal council to be elected only at our shareholders' request at a shareholders' meeting. The fiscal council, when elected, will be comprised of a minimum of three and a maximum of five effective members, and an equal number of alternates. We currently do not have an installed fiscal council, and, therefore, no members have been appointed.

Compensation

According to our by-laws, our shareholders are responsible for establishing, at the shareholders' meeting, the aggregate or individual amount of compensation that we pay to the members of our board of directors, board of executive officers and fiscal council, if installed.

At the special shareholders' meeting held on January 26, 2006, the aggregate annual compensation set for our board of directors was up to R$0.6 million for the year 2006. The aggregate annual compensation for our executive officers for that year was set at up to R$1.8 million. For the year 2005, the aggregate annual compensation of our board of directors and executive officers was R$0.4 million.

Shares Held by Management

Currently, Mr. Edmundo Rossi Cuppoloni holds 308,500 shares. The other members of the board of directors hold one share each. The members of the board of executive officers do not hold any shares.

Mr. João Rossi Cuppoloni and Mr. Edmundo Roni Cuppolini still control our shareholders RR Trust S.A., Roplano S.A. and Engeplano S.A. See "Principal Shareholders and Selling Shareholder — Principal Shareholders."

Stock Option Plan

We currently do not have any stock option plans.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

Principal Shareholders

The following table contains information relating to the ownership of our common shares by each holder of 5% or more of our common shares and all of our directors and officers as a group, as well as treasury stock, on the date of this offering circular.

The table below describes our ownership structure before and after the public offering of 36,000,000 common shares within the context of this offering, without considering the exercise of the over-allotment option but including 6,000,000 additional shares sold by us according to Article 14 section 2 of CVM instruction 400.

	Shares as of the Date of this Offering Circular(1)		Shares After the Offering(1)	
Shareholders	Shares	(%)	Shares	(%)
RR Trust S.A.(2)	29,281,089	60.56%	29,281,089	39.38%
ROPLANO S.A.(2)	11,250,000	23.27%	1,250,000	1.68%
Engeplano Participações S.A.(2)	2,999,479	6.20%	2,999,479	4.03%
Hilda Maria Rossi Cuppoloni	388,450	0.80%	388,450	0.52%
Edmundo Rossi Cuppoloni	308,500	0.64%	308,500	0.41%
Directors	5	0.00%	5	0.00%
Other Shareholders	4,124,182	8.53%	40,124,182	53.97%
Total	48,351,814	100%	74,351,814	100%

(1) All share amounts adjusted to reflect the 8:1 reverse stock split approved at our special shareholders' meeting on January 26, 2006.

(2) Companies controlled by Messrs. João Rossi Cuppoloni and Edmundo Rossi Cuppoloni.

Selling Shareholder

The selling shareholder is Roplano S.A. It holds 11,250,000 common shares representing approximately 23.3% of our common shares and is offering to sell 10,000,000 of its common shares within the context of the secondary offering.

Shares Purchased by Our Controlling Shareholders

In the last five years our controlling shareholders, directly or through entities controlled by our controlling shareholders, have purchased and sold shares issued by the Company as indicated below.

Date	Transaction Purchase/Sale	Number of Shares(1)	Unit Cost(1) (In R$)	Total Purchase — R$
07/23/02	Purchase	20,000	0.23	4,649.81
11/01/02	Purchase	3,469,454	0.25	1,230,836.20
05/22/03	Purchase	443,000	0.22	98,006.61
10/02/03	Purchase	1,025,000	0.32	329,780.01
10/15/03	Purchase	3,000	0.35	1,050.00
10/16/03	Purchase	2,000	0.35	700.00
10/08/04	Sale	(5,000)	(0.39)	(1,950.00)
10/11/04	Sale	(420,000)	(0.34)	(142,791.44)
11/25/04	Sale	(10,000)	(0.34)	(3,399.80)
		4,507,454	0.44	1,516,881.39

(1) Not adjusted to reflect the reverse 8:1 stock-split approved at our special shareholders' meeting on January 26, 2006.

RELATED PARTY TRANSACTIONS

As a general rule, we, our controlling shareholders and our subsidiaries carry out financial and business transactions amongst ourselves pursuant to usual market practices in the development, construction and real estate sales industries.

As of December 31, 2005, the Company maintained the following related party transactions:

Service Provision Not Formalized in Agreements

Rossi S.A., a company of the Rossi Group, usually provides legal and financial structuring services to us. The amount of the compensation for these services is calculated based on the cost of the employees of Rossi S.A. who provide us with services and are allocated to our departments. In the years ended at December 2003, 2004 and 2005, the remuneration we paid for these services amounted to R$0.9 million, R$1.0 million and R$1.0 million, respectively.

SPEs Acquired from Our Controlling Shareholders

In the process of implementing our developments and as part of our business model, we use holding companies, called specific purpose entities, or SPEs. For more information on the SPEs, see "Business — Pre-Development" and "Business — Structures Involving SPEs." In line with our business model, in 2005, we established partnerships with our controlling shareholders to acquire new properties for our developments.

On December 23, 2005, we purchased the interest in the acquired SPEs held by our controlling shareholders for the amount of R$35.4 million. Payment is due on March 31, 2006, with an interest rate of 1% per month, and will be made with a portion of the proceeds from this offering. The objective of this purchase was to increase our participation in the projects that are being developed on such properties using our larger availability of capital after the offering. In addition, we also intend to eliminate the participation of related parties in our developments. As a result of this transaction, we consolidated on our balance sheet R$30.4 million in obligations with related parties accounted by the acquired SPEs. Such obligations arose out of loans made by the controlling shareholders to the acquired SPEs for the financing of land acquisitions at an interest rate of 100% of CDI.

Such transactions were carried out on an arm's length basis, attested by two independent recognized appraisers, Appraisal Avaliações e Engenharia, which prepared valuation reports on the land at market price, and Socival Auditoria Independente, which prepared valuation reports on the acquired SPEs by means of the methodologies of discounted cash flow and net asset value. In all cases, the lowest amount established by the appraisers was used to set the price. The valuation reports are available for review at our head office, Investor Relations Department.

The table below sets forth the name of each of the acquired SPEs, the shares that we acquired, the value in *reais* of the purchase and the activity of each of the acquired SPEs within the context of our developments.

	Acquisition				
	Rossi Residencial		America Properties(1)		
Acquired SPE	Shares	Value (In R$)	Shares	Value (In R$)	Activity
Alpínia Desenvolvimento Imobiliário S.A.(1)(2)	1,400	1,266.71	0	0	Landowner of 62,581 m² at Av. Presidente Kennedy, 3486/3600, in the City São Caetano do Sul/SP.
Apuléia Empreendimentos S.A.(1)	999	799.20	1	0.80	Landowner of 11.581 m² at Av. Miguel Estefno, 5,374/5,392, Praia da Enseada, in the City of Guarujá/SP.
Bosque Rio Branco Empreendimentos S.A.(1)	2,501,999	2,698,091.53	1	1.26	Participant in the Development *Bosque do Rio Branco.*
Calêndula Desenvolvimentos Imobiliários S.A.(1)(2)	641,987	641,987.00	0	0.00	Landowner of 4,950 m² at Rua São Benedito córner with Rua General Deodoro, in the City of São Paulo/SP.
Calêndula Empreendimentos S.A.(1)	1,999	1,999.00	1	1.00	Landowner of 9,790 m² at Rua Vereador José Diniz with Rua da Fraternidade and Rua Gal. Deodoro, in the City of São Paulo/SP.
Ciclame Desenvolvimento Imobiliário S.A.(1)	1,999	1,925.69	1	0.96	Landowner of 8,016 m² in Distrito Campo Comprido, in the City of Curitiba/PR.
Flor de Abril Desenvolvimento Imobiliário S.A.(1)	1,999	1,918.28	1	0.96	Landowner of 3,682 m² at Rua Camândulas, 128, in the City of São Paulo/SP.
Flor de Abril Empreendimentos S.A.(1)	1,999	1,921.18	1	0.96	Landowner of 5,000 m² at Rua Dep. Emílio Carlos, in the City of Osasco/SP.
Giardino Desenvolvimentos Imobiliários S.A.(1)(2)	320,004	733,723.47	0	0.00	Participant in the Development *Giardino Paraíso.*
Glicínia Desenvolvimentos Imobiliários S.A.(1)	1,999	1,999.00	1	1.00	Landowner of 9,577 m², in Distrito Campo Comprido, in the City of Curitiba/PR.
Gramínea Desenvolvimentos Imobiliários S.A.(1)(2)	1,051,000	1,050,960.79	0	0.00	Landowner of 54,200 m² at Av. do Anastácio, in the City of São Paulo/SP.
Guazuma Empreendimentos S.A.(1)(2)	330,400	330,226.81	0	0.00	Landowner of 8,994 m², between Rua Roma 323/339, Rua Faustolo, Rua Catão and Rua Scipião, in the City of São Paulo/SP.

Acquired SPE	Acquisition				Activity
	Rossi Residencial		America Properties(1)		
	Shares	Value (In R$)	Shares	Value (In R$)	
Helicônias Desenvolvimento Imobiliário S.A.(1)	1,999	2,274.45	1	1.36	Participant in the Development *North York.*
Horizonte Empreendimentos S.A.(1)	1,999	617,302.30	1	308.81	Participant in the Development *Horizonte.*
Iguatemi Porto Alegre Desenvolvimento Imobiliário S.A.(1)	5,333,179	6,632,924.94	1	1.26	Participant in the Development *Iguatemi Porto Alegre.*
Image Empreendimentos S.A.(1)	1,999	94,382.82	1	47.21	Participant in the Development *Image.*
Morsiera Empreendimentos S.A(1)....................	999	934.07	1	0.94	Landowner of 2,612 m^2 at Rua Alexandre Dumas, 1,419, in the City of São Paulo/SP.
Pantai Empreendimentos S.A.(1)	1,999	451,555.13	1	225.89	Participant in the Development *Pantai.*
Peônia Empreendimentos S.A.(1)(2)	15,515,413	15,503,546.84	0	0.00	Landowner of 1,871,466 m^2 in Quinhão 04, Sítio Tamboré/Paiol Velho, in the City of Santana de Parnaíba/SP.
Sândalo Desenvolvimentos Imobiliários S.A.(1)	1,999	1,984.02	1	1.00	Landowner of 160,024 m^2 at Rua Doutor Silvio de Campos, next to Charco Grande, Gleba 6, in the City of São Paulo/SP.
Sândalo Empreendimentos S.A.(1)	1,999	1,969.03	1	1.00	Landowner of 160,024 m^2 at Rua Doutor Silvio de Campos, next to Charco Grande, Gleba 6, in the City of São Paulo/SP.
Sibipurana Empreendimentos S.A.(1)	6,469,999	6,242,000	1	1.00	Participant in the Development Chácara Santa Cruz.
Terra Brazilis Empreendimentos S.A.(1)	1,999	37,951.28	1	18.98	Participant in the Development *Terra Brazilis.*
Vivanti Empreendimentos S.A.(1)	1,999	372,628.19	1	186.41	Participant in the Development *Vivanti.*

(1) America Properties acquired one common share of the SPEs that previously were completely held by the Rossi Group, because applicable law provides that every partnership have at least two partners. Shares of the SPEs in which America Properties did not acquire any share are already held by us and one of our partners.

(2) In partnership with other companies not affiliated to the Rossi Group.

For more information on related party transactions for the years ended December 31, 2003, 2004 and 2005, see Note 15 to our consolidated financial statements.

DESCRIPTION OF CAPITAL STOCK

Set forth below is a brief summary of certain significant provisions of our by-laws, Brazilian Corporate Law and the rules and regulations of the CVM. This description does not purport to be complete and is qualified by reference to our by-laws, Brazilian Corporate Law and the rules and regulations of CVM.

General

We are a publicly-held corporation *(sociedade por ações de capital aberto)*, incorporated under the laws of Brazil and registered with the CVM under n° 1630-6 since July 1, 1997. At the closing of this offering, without considering the exercise of the over-allotment option, our capital structure will consist of 228,351,815 book-entry, registered common shares without par value.

Share Capital

As of the date of this offering circular, our share capital was R$230,732,270.61, all of which had been fully paid-in and divided into 48,351,814 common registered and book-entry shares, without par value. Under our by-laws, and upon resolution of our board of directors, our share capital may be increased, regardless of any need to amend our by-laws, by up to R$100,000,000 common shares, totaling 148,351,814 common shares. All capital increases in excess of the authorized limit must be approved at a shareholders' meeting. Pursuant to the rules of the *Novo Mercado* segment of the BOVESPA, our share capital must consist exclusively of common shares.

History of Share Capital

As of December 31, 2003, 2004 and 2005 our share capital was R$230,732,270.61.

On January 26, 2006, a special shareholders' meeting approved an amendment to our by-laws to comply with the rules of the *Novo Mercado.*

On January 27, 2006, we entered into an agreement with the BOVESPA to list our common shares on the *Novo Mercado*, effective as of the same date.

Treasury Stock

We do not have treasury stock.

Corporate Purpose

Article 3 of our by-laws *(estatuto social)* provides that our corporate purpose is the purchase and sale of real estate and development of land areas, as well as development and construction of real estate for sale.

Rights of Common Shares

Each of our common shares entitles its holder to one vote on all matters submitted to vote of shareholders at our annual general shareholders' meetings or special shareholders' meetings. Upon our liquidation, our common shares are entitled to a return of capital in proportion to their share of our net worth, after the payment of all our liabilities. Except for specific situations contemplated under Brazilian Corporate Law and under "— Preemptive Rights," our shareholders are entitled to participate in increases in proportion to their holdings.

Stock Options

As of the date of this offering circular, the Company had granted no stock options.

Other Securities

See "Market Information" for a more detailed description of our securities offerings.

Shareholders' Agreement

As of the date of this offering circular, our shareholders had not entered into any shareholders' agreement.

Shareholders' Meetings

At shareholders' meetings regularly called and convened, our shareholders are generally empowered to take any action relating to our corporate purpose and to adopt such resolutions as they may deem necessary. Shareholders at the annual general shareholders' meeting have the exclusive power to approve our financial statements and to determine the allocation of our net profits and the payment of dividends with respect to the fiscal year ended immediately prior to the shareholders' meeting. The election of our directors typically takes place at the annual shareholders' meeting, although Brazilian Corporate Law provides that directors may also be elected at a special shareholders' meeting. Members of our fiscal council, if the necessary number of shareholders require its establishment, may be elected at any shareholders' meeting.

A special shareholders' meeting may be held at any time, concurrently with our annual general shareholders' meeting. At shareholders' meetings, without prejudice to other matters under their authority, our shareholders may take decisions concerning several matters, including:

- amendment of our by-laws;
- election and dismissal of the members of our board of directors;
- determination of the aggregate compensation of the members of the board of directors, the board of executive officers, and the fiscal council, if the necessary number of shareholders require its establishment;
- granting of stock awards;
- approval of share splits;
- approval of stock option plans;
- approval of management accounts and our financial statements;
- approval of the distribution of our profits and the payment of dividends, in accordance with a proposal submitted by our board of executive officers;
- election of the liquidator and election of the members of the fiscal council, which shall be installed in the event of our liquidation;
- delisting from the *Novo Mercado* segment of the BOVESPA;
- retention, from a list of institutions identified by our board of directors, of a specialized firm to prepare a valuation report with respect to the value of our shares for the purposes of any public offering as set forth in our by-laws;
- authorization of the issuance of convertible and/or secured debentures;
- suspension of the rights of a shareholder who has violated Brazilian Corporate Law or our by-laws;

- appraisal of assets offered by a shareholder in consideration for the subscription of shares of our share capital;

- approval of our transformation into a limited liability company *(sociedade limitada)* or into any other corporate form contemplated by Brazilian Corporate Law;

- approval of our merger, consolidation or spin-off;

- approval of our dissolution or liquidation, and the appointment and dismissal of the respective liquidator and review of the reports prepared by the liquidator; and

- authorization to file for bankruptcy, whether or not voluntarily, or file for judicial or extra-judicial restructuring.

According to Brazilian Corporate Law, our by-laws and the resolutions of our shareholders' meetings may not deprive our shareholders of the following rights:

- the right to cast a vote in resolutions of the shareholders' meetings;

- the right to participate in dividend distributions;

- the right to participate, in proportion to their holdings in our share capital, in the distribution of any remaining residual assets in case of our liquidation;

- preemptive rights in the event of subscription of shares, convertible debentures and subscription warrants, except under certain circumstances under Brazilian Corporate Law described below in "— Preemptive Rights"; and

- the right to withdraw from the Company in the cases specified in the Brazilian Corporate Law, as described below in "— Withdrawal Rights and Redemption."

Quorum

As a general rule, Brazilian Corporate Law sets forth that a quorum for purposes of a shareholders' meeting consists of shareholders representing no less than 25% of a company's issued and outstanding voting share capital on the first call and, if that quorum is not reached, any number of our voting share capital on the second call. A quorum for purposes of amending our by-laws consists of shareholders representing at least two-thirds of our issued and outstanding share capital on the first call and any percentage on the second call.

As a general rule, the affirmative vote of shareholders representing at least the majority of our issued and outstanding common shares present at a shareholders' meeting in person, or represented by a proxy, is required to approve any proposed action, with abstentions not being taken into account. However, the affirmative vote of shareholders representing at least 50% of our total issued and outstanding voting capital is required to approve the following:

- a reduction in the percentage of minimum mandatory dividends to be distributed to our shareholders;

- a change in our corporate purpose;

- our merger into or consolidation with another company;

- our spin-off;

- our participation in a centralized group of companies (as defined in the Brazilian Corporation Law);

- application for cancellation of any voluntary liquidation;

- our dissolution;

- merging all our shares into another Brazilian company, so that we become a wholly owned subsidiary of such company; and

- delisting from the *Novo Mercado.*

Our share capital must consist exclusively of common shares as long as we are listed on the *Novo Mercado.* In order to delist and apply for a registration to trade out of the *Novo Mercado,* our controlling shareholder must conduct a public tender offer to acquire shares from the other shareholders. See "— Delisting from the *Novo Mercado.*"

Notice of Our Shareholders' Meeting

Brazilian Corporate Law requires that all shareholders' meetings be called by means of at least three publications in the *Diário Oficial do Estado de São Paulo,* the official newspaper of the State of São Paulo, and in another widely circulated newspaper, currently the newspaper *O Estado de São Paulo.* The first notice must be published no later than 15 days before the date of the meeting, and the second, no later than eight days before the date of the meeting. However, in certain circumstances, at the request of any shareholder and after hearing us, the CVM may require that the first notice be published 30 days in advance of the shareholders' meeting.

Location of a Shareholders' Meeting

Our shareholders' meetings are held at our head office in the city of São Paulo, State of São Paulo. Brazilian Corporate Law allows our shareholders to hold meetings outside our head office in the event of *force majeure,* provided that the meetings are held in the area of our head office and the relevant notice contains a clear indication of the place where the shareholders' meeting will take place.

Who May Call Our Shareholders' Meeting

In addition to our board of directors, shareholders' meetings may be called by:

- any shareholder, if our directors fail to call a shareholders' meeting within 60 days after the date they were required to do so under applicable laws and our by-laws;

- shareholders holding at least 5% of our share capital, if our directors fail to call a meeting within eight days after receipt of a justified request to call the meeting by those shareholders indicating the proposed agenda;

- shareholders holding at least 5% of our shares if our directors fail to call a meeting within eight days after receipt of a request to call the meeting for the creation of the fiscal council; and

- our fiscal council, if one is created, if the board of directors fails to call an annual shareholders' meeting within one calendar month after the date it was required to do so under applicable law.

The fiscal council, if created, may also call a special shareholders' meeting if it believes that there are important or urgent matters to be addressed.

Conditions of Admission to a Shareholders' Meeting

In order to attend a shareholders' meeting, our shareholders must prove their status as shareholders and ownership of the shares they intend to vote.

Our shareholders may be represented at shareholders' meetings by a proxy, as long as the proxy is appointed less than one year before the meeting and is also (i) a shareholder, (ii) one of our directors or officers, (iii) a lawyer, or (iv) a financial institution. Investment funds must be represented by their manager.

Board of Directors

Election

Our by-laws require that our board of directors consist of a minimum of five and a maximum of 12 directors. The exact number of directors is set by a vote of a majority of our common shares. Brazilian Corporate Law and the applicable CVM instruction allow cumulative voting at the request of at least 5% of our voting share capital. If there is no request for cumulative voting, directors are elected by a majority of our issued and outstanding common shares present in person or represented by proxy, being ensured that any shareholders that, individually or in the aggregate, hold at least 15% of the common shares have the right to appoint, by separate voting, one director and his or her alternate. Such rights may only be exercised by those shareholders who prove that they have held the required stake with no interruption during at least the three months directly preceding our shareholders' meeting. Directors are elected by our shareholders at the annual shareholders' meeting for a term of one year.

According to the regulations of the *Novo Mercado*, at least 20% of the members of the board of directors should be independent directors.

Brazilian Corporate Law requires that each director owns at least one share of our Company. There is no mandatory retirement age for directors.

Transactions in Which Directors Have an Interest

Brazilian Corporate Law prohibits a director from:

- performing any act of generosity using corporate assets to our detriment, as well as obtaining any loan with, or borrowing any corporate assets from, us; or using the benefits from our assets, services or credits, according to his own and personal interests, or benefit any company through which he has any interest without prior written authorization of the shareholders or the board of directors;
- by virtue of his or her position, receiving any type of direct or indirect personal advantage from third parties without authorization in the by-laws or from a shareholders' meeting; and
- taking part in any corporate transaction in which he or she has an interest that conflicts with an interest of the corporation, or in the decisions made by other directors on the matter.

The compensation of directors is determined by the shareholders.

Withdrawal Rights and Redemption

Withdrawal Rights

Shareholders who dissent from certain actions taken by our shareholders at a shareholders' meeting have the right to withdraw from our Company and to receive the net worth value of their shares.

According to Brazilian Corporate Law, shareholder withdrawal rights may be exercised in the following circumstances, among others:

- a spin-off from our Company (in the specific circumstances described below);
- a reduction in our minimum mandatory dividends;
- a change in our corporate purpose;
- our merger into or consolidation with another company (in the specific circumstances described below);
- our participation in a centralized group of companies (as defined in the Brazilian Corporate Law and in the specific circumstances described below);
- a change in our corporate form;

- the purchase of all our shares by another Brazilian company, so that we become a wholly owned subsidiary of such company; and
- the acquisition by us of the control of another company for a price that exceeds certain limits provided by law.

Brazilian Corporate Law further provides that a spin-off of any of our assets will not trigger withdrawal rights unless the spin-off:

- causes a change in our purpose, except if the equity is spun off to a company whose primary activities are consistent with our corporate purpose;
- reduces our minimum mandatory dividends; or
- results in our participation in a centralized group of companies (as defined in the Brazilian Corporate Law).

In the case of our (i) merger into or consolidation with another company, or (ii) our participation in a centralized group of companies (as defined in the Brazilian Corporate Law), our shareholders will not be entitled to withdraw if our shares:

- are liquid, that is, are part of the BOVESPA Index or other stock exchange index (as defined by the CVM), and
- are widely held, such that the controlling shareholder or its affiliates hold less than 50% of our common shares.

The right to withdraw expires 30 days after publication of the minutes of the relevant shareholders' meeting. Additionally, we are entitled to reconsider any action giving rise to withdrawal rights for 10 days after the expiration of this period if we deem that the payment of the refunding amount to the dissenting shareholders would jeopardize our financial stability.

Upon the exercise of withdrawal rights, shareholders are entitled to receive the book value for the shares, based on our most recent balance sheet approved by our shareholders. If the resolution giving rise to the withdrawal rights is made more than 60 days after the date of our most recent approved balance sheet, the shareholder may demand, together with the refunding, that his or her shares be valued according to a new balance sheet dated no less than 60 days before the resolution date.

In this case, we must immediately pay 80% of the refunding amount, calculated on the basis of the most recent balance sheet approved by our shareholders, and the balance within 120 days after the date of the resolution of the shareholders' meeting.

Redemption

According to Brazilian Corporate Law, we are permitted to redeem our shares upon resolution of our shareholders at a special shareholders' meeting. The redemption must be made through a drawing.

Mechanism to Promote Widespread Ownership of Our Shares

According to our by-laws, any shareholder who holds, directly or indirectly, 15% or more of our share capital and wants to acquire any new shares in free float (i.e., shares not held by our controlling shareholders or management), is required to: (i) make each new acquisition on BOVESPA and not in an over-the-counter transaction or private negotiation, and (ii) at least three days prior to each new acquisition, send a written notice to our investor relations officer and to the trading floor officer of BOVESPA, to be submitted by the broker-dealer that will execute the acquisition and indicating the total number of shares to be acquired, such that the trading floor officer of BOVESPA may hold an auction at BOVESPA, and in which we and third parties may participate, subject to, in each case, the rules and regulations then in effect, including applicable CVM and BOVESPA regulations.

Registration of Our Common Shares

Our common shares are held in book-entry form with Banco Itaú S.A. Transfer of our shares is carried out by means of an entry by Banco Itaú S.A. in its accounting system, debiting the share account of seller and crediting the share account of purchaser, upon a written order of the transferor or a judicial authorization or order.

Preemptive Rights

Except as described in the paragraph below, our shareholders have a general preemptive right to subscribe for common shares in any capital increase according to the proportion of their shareholdings at the time of such capital increase. Our shareholders also have a general preemptive right to subscribe for any convertible debentures, rights to acquire our shares and subscription warrants that we may issue. A period of at least 30 days following the publication of notice of the capital increase is allowed for the exercise of the preemptive right, which may be disposed of by the shareholder.

However, according to Brazilian Corporate Law and our by-laws, our board of directors is authorized to exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into shares and subscription warrants up to the limit of the authorized share capital if the distribution of those shares, debentures or warrants is effected through a stock exchange, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company.

Policy on the Trading of Our Securities by Us and Our Controlling Shareholders, Directors and Officers

We adopted the rules set forth on CVM Instruction No. 358, dated January 2, 2002, for the trading of our securities. As a result, we, our controlling shareholders, whether direct or indirect, directors, officers and members of our fiscal council, when in operation, and of any committees or bodies performing technical or advisory functions, created under our by-laws (who are considered insiders under the Brazilian securities regulation), are prohibited from trading in our securities, including derivatives based on our securities, as follows:

- before the public disclosure of any material act or fact with respect to our business;
- persons that are no longer members of our management are prohibited from trading in our securities, including derivatives based on our securities, before the disclosure of material information regarding us that happened during their term of office and the prohibition from trading our securities is extended (i) for a period of six months as from the date on which such persons quit their positions or (ii) up to the date of disclosure to the public of such material information unless the trading in our securities may interfere in the conditions of the business in detriment to us or our shareholders;
- whenever there is in course a procedure for purchase or sale of our shares by us or our affiliates or an option or mandate has been granted for the same purpose, or there is an intention to merge us into another company or to carry out our total or partial spin-off, consolidation, transformation or corporate reorganization;
- during the 15-day period before the disclosure of our quarterly ("ITR") and annual financial statements ("IAN"), as required by CVM; or
- with respect only to our controlling shareholders, directors and officers, in the event of acquisition or sale of our shares by us or the acquisition or sale of our shares by any of our controlled or affiliated companies or any other company under our common control.

Pursuant to agreements restricting the sale of our common shares, we, the selling shareholder, certain other shareholders and some of our directors have agreed that, subject to certain exceptions, we and they will not issue, offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, until

180 days after the date of this offering circular, any common shares, or any securities convertible into, or exchangeable or exercisable for, common shares.

In addition, pursuant to the *Novo Mercado* rules, until six months after our common shares begin trading on this segment of the BOVESPA, our controlling shareholders, directors and officers are prohibited from selling and/or offering to sell any of our common shares or securities traded on futures markets or other assets backed by our common shares held by them prior to the date that our common shares begin trading on the *Novo Mercado* segment of the BOVESPA.

Purchases of Our Own Shares by Our Company

Our by-laws entitle our board of directors to approve the acquisition of our own shares. The decision to acquire our shares or maintain the acquired shares in treasury or to cancel them may not, among other things:

- result in the reduction of our share capital;
- require the use of resources greater than our retained earnings or reserves recorded in our most recent financial statements, except the legal reserve (as defined in the applicable regulation);
- create, directly or indirectly, any artificial demand, supply or share price condition, or use any unfair practice as a result of any action or omission;
- be used for the acquisition of shares held by our controlling shareholders; or
- be conducted during the course of a public offering for the acquisition of our common shares.

We may not keep in treasury more than 10% of our outstanding shares, excluding the shares held by our controlling shareholders, but including the shares held by subsidiaries and affiliates.

Any acquisition of our own shares must be made on a stock exchange, except where the shares are registered for negotiation only in the over-the-counter market, and cannot be made in a private transaction unless prior approval is received from the CVM. We may also purchase our own shares for the purpose of going private. Moreover, we may acquire or issue put or call options related to our shares.

Disclosure Requirements

As a publicly held corporation, we are subject to the reporting requirements established by Brazilian Corporate Law and the CVM. Further, once we are listed on the *Novo Mercado*, we must also follow the disclosure requirements set forth in the rules of the *Novo Mercado*.

Periodical and Occasional Publication of Information

Pursuant to the Brazilian securities regulation and CVM Instruction 358, we must provide certain information to the CVM and BOVESPA on a periodic basis, including annual information, quarterly information and the quarterly management reports and reports of the independent auditors. Brazilian securities regulations also require public companies to file with the CVM all shareholders' agreements and notices and minutes of the shareholders' meetings.

In addition to the disclosure requirements imposed by the Brazilian Corporate Law and the CVM, we must also observe the following:

- no later than six months following the listing of our shares on the *Novo Mercado*, we must disclose the Company's financial statements and consolidated financial statements to be prepared at the end of each quarter (except for the last quarter of each year) and at the end of each year, including a statement of our cash flow, which must indicate, at least, the changes in our cash and cash equivalents, divided into operational, finance and investment cash flow for the relevant quarter or year;

- after the release of our financial statements relating to the second fiscal year after the listing of our shares on the *Novo Mercado*, we must, no later than four months after the end of the fiscal year, (i) release financial statements and consolidated financial statements in accordance with the U.S. GAAP or IFRS, in *reais* or U.S. dollars, which must be disclosed in their entirety, in the English language, together with (a) the management report, (b) the explanatory notes which shall include the net income and stockholders' equity calculated at the end of such fiscal year, prepared in accordance with Brazilian GAAP, as well as management's proposal for allocation of net income, and (c) the independent auditors' report; or (ii) disclose, in the English language, the full financial statements, management report and explanatory notes, prepared in accordance with Brazilian GAAP, accompanied by (a) an additional explanatory note regarding the conciliation of the year-end results and stockholders' equity calculated in accordance with Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, which shall include the main differences between the accounting principles used, and (b) the independent auditors' report; and

- by no later than 15 days following the term established by Brazilian law for disclosure of our quarterly information, we must: (i) disclose our full quarterly information translated into the English language; or (ii) disclose our financial statements and consolidated financial statements in accordance with U.S. GAAP or IFRS, accompanied by the independent auditors' report.

According to the *Novo Mercado* regulations, we must send to the BOVESPA and disclose information regarding every agreement entered into between us and our controlling shareholders, directors and officers, and controlled companies and affiliates of the controlling shareholders and directors and officers, as well as other companies in the same group as those persons or entities, which amounts to or is greater than R$0.2 million or one percent of our net equity, whichever is greater.

Disclosure of Quarterly Information

In addition to the information required pursuant to applicable legislation, a company with shares listed on the *Novo Mercado*, such as us, must disclose the following information:

- a consolidated balance sheet, a consolidated statement of results and the accompanying letter to shareholders, if the company is obligated to disclose consolidated financial statements at year-ends;

- any direct or indirect ownership interest exceeding five percent of its share capital, looking through to any ultimate individual beneficial owner;

- the number and characteristics of the securities held directly or indirectly by controlling shareholders and members of the board of directors, board of executive officers and fiscal council, when installed;

- changes in the number of securities held by the controlling shareholders and members of the board of directors, board of executive officers and fiscal council, when installed, within the immediately preceding 12 months;

- include, in the explanatory notes, a cash flow statement;

- the number of shares in free float and their respective percentage in relation to the total number of shares issued; and

- the existence and link to any applicable arbitration clauses.

The information relating to the second, third, fourth and seventh bullets above must also be included in the section "Additional Information Deemed Relevant by the Company" of the quarterly report, and the information relating to the third, fourth and seventh bullets above must be included in the section "Additional Information Deemed Relevant by the Company" of the annual report.

Disclosure of Trading by Controlling Shareholders, Directors, Officers or Members of the Fiscal Council

Our management and members of our fiscal council, when installed, or of any technical or advising body are required to disclose to us, to the CVM and to the BOVESPA the number, type and manner of acquisition of securities issued by us, our subsidiaries and our controlling companies that are held by them or by persons closely related to them and any changes in their respective ownership positions. The information regarding the acquisition of such securities (name of person providing the information, amount and characteristics of the securities, form, price and date of acquisition) must be provided to us within ten days following the end of the month in which they were traded.

In addition, the regulations of the *Novo Mercado* require our controlling shareholders, our directors, officers and members of our fiscal council, when installed, to disclose the above-mentioned information to the BOVESPA, including information regarding derivatives.

According to CVM Instruction No. 358, of January 3, 2002 ("CVM Instruction No. 358"), if any controlling shareholder, whether direct or indirect, or any shareholder electing members of the board of directors increases or decreases participation in our share capital by more than 5%, such person or entity must disclose to the CVM and to the BOVESPA the following information:

- name and qualification of the person acquiring the shares;
- reason for the participation and quantity aimed;
- number of shares, subscription bonuses, rights of subscription of shares, call options and debentures convertible into shares directly or indirectly held by the acquirer or any person related to him, as well as the acquisition of rights of such securities; in the case of debentures, disclose also the number of shares subject to the conversion; and
- information regarding any agreement providing for the exercise of voting rights or the purchase and sale of the securities.

Disclosure of Material Developments

CVM Instruction No. 358 requires the disclosure and use of information related to material facts and acts of publicly-held companies. Such requirements include provisions that:

- establish the concept of a material fact, which includes decisions made by the controlling shareholders, resolutions of the general shareholders' meeting and of the management bodies of publicly-held companies, or any other facts of a political-administrative, technical, business or financial and economic nature that are related to the company's business and that may significantly influence (i) the price of its publicly traded securities; (ii) the decision of investors to buy, sell or keep such securities; and (iii) the decision of investors to exercise any of such securities' underlying rights;
- specify examples of facts that are considered to be material, which include, among others, the execution of shareholders' agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;
- oblige the officer of investor relations, controlling shareholders, other officers, directors, members of the fiscal council and of any technical or advising bodies to disclose material facts to the CVM;
- require simultaneous disclosure of material facts to all markets in which the corporation's securities are admitted for trading;
- require the acquiror of a controlling stake in a corporation to publish material facts, including its intentions as to whether or not to delist the corporation's shares, within one year;

- establish rules regarding disclosure requirements in the acquisition and disposal of a material stockholding stake; and
- restrict the use of insider information.

According to the CVM Instruction No. 358, under special circumstances, we may submit to the CVM a request for confidential treatment for certain material developments when our controlling shareholders or officers believe that disclosure would place our legitimate interest at risk.

Going Private Process

We may become a private company if we or our controlling shareholders conduct a public tender offer for the acquisition of all of our outstanding shares, subject to the conditions below:

- the price offered for the shares in the public tender offer must be the fair value of those shares, as established in the Brazilian Corporate Law; and
- shareholders holding more than two-thirds of our outstanding shares shall have expressly agreed with our decision to become a private company or accepted the offer, provided that for such purposes, outstanding shares shall mean only those shares whose holders expressly agreed to our decision to become a private company or qualify to take part in the public offer auction.

Brazilian Corporate Law defines fair value as calculated on the basis of the following criteria, adopted in isolated or combined form: shareholders' equity book value, shareholders' equity at market price, discounted cash flow, multiple comparisons, market price of our shares or any other criteria accepted by the CVM.

According to the *Novo Mercado* regulations and our by-laws, the minimum price for the shares in a public tender offer for the acquisition of the outstanding shares in connection with the going private of a company is the economic value of those shares, as determined in a valuation report prepared by an independent and specialized institution of recognized experience and independent from persons with decision-making power within the company, such as directors or the controlling shareholder. In addition, the requirements set forth in Articles 1, Paragraphs 6 and 8 of Brazilian Corporate Law must be met. The independent institution shall be chosen at a shareholders' meeting from a list of three institutions presented by our board of directors. Not including blank votes, the decision should be made with the majority of votes present and, in a first shareholders' meeting, with at least 20% of the present shares being shares in free float. In the second shareholders' meeting, there is no minimum requirement with respect to shares in free float present.

According to the terms set forth in the *Novo Mercado* regulations, if the economic value of the shares is higher than the price presented by the bidder, the decision of the company to go private may be revoked unless the bidder decides to accept the public tender offer for the economic value of the shares, in which case it is responsible for informing the market of its decision.

Shareholders holding at least 10% of our outstanding shares may require our management to review the price offered for the shares, and in this event our management shall call a special shareholders' meeting to determine whether to perform another valuation using the same or a different valuation method. Such request must be made within 15 days following the disclosure of the price to be paid for the shares in the public offering, and shall be duly justified. The shareholders who make such request, as well as those who vote in its favor, shall reimburse us for any costs involved in preparing the new valuation if the valuation price is lower than or equal to the original valuation price. If the new valuation price is higher than the original valuation price, the public offering shall be made at the new valuation price.

Arbitration

As our common shares are listed on the *Novo Mercado*, the BOVESPA, we, our controlling shareholders, our directors and officers, and the members of our fiscal council must commit to resolve any and all disputes and controversies related to or originating from the regulation of the *Novo Mercado*, our

listing agreement with the *Novo Mercado*, and any arbitration clauses, especially relating to their application, validity, effectiveness, interpretation, violation and effects, by means of arbitration before the *Novo Mercado*'s Arbitration Chamber in accordance with the terms of the applicable arbitration regulations.

According to our by-laws, we, our shareholders, directors and officers and members of the fiscal council must commit to resolve by means of arbitration any and all disputes or controversies which may arise amongst themselves relating to or originating from the application, validity, effectiveness, interpretation, violations and effects of arrangements contained in Law n. 6,404/76, our by-laws, rules and regulations of the CMV, the Central Bank, and the CVM, as well as other rules and regulations applicable to the Brazilian capital markets, listing regulations of the *Novo Mercado*, the listing agreement with the *Novo Mercado*, and arbitration regulations determined by the *Novo Mercado*'s Arbitration Chamber in accordance with the terms of the applicable arbitration regulations.

Delisting from the *Novo Mercado*

We may, at any time, delist from the *Novo Mercado*, provided that the delisting is previously approved by shareholders at a shareholders' meeting and that we give at least 30 days' prior written notice to the BOVESPA.

If we delist from the *Novo Mercado*, in order for our shares to be traded outside of the *Novo Mercado*, our controlling shareholder shall conduct a public tender offer for the acquisition of shares of other shareholders of the Company, at a minimum price per share equivalent to the economic value of those shares as determined in a valuation report prepared by an independent and specialized appraiser of recognized experience, which will be chosen at a shareholders' meeting based on a list of three appraisers presented by the board of directors, provided that applicable laws and regulations are followed, as described above.

If our delisting from the *Novo Mercado* occurs as a result of the going private process of the Company: (i) all applicable legal procedures should be observed, and a public tender offer must take place with the minimum bidding price being that of the economic value of the shares, determined as described above, but (ii) the aforementioned shareholders' meeting will not be necessary.

Delisting of common shares from the *Novo Mercado* does not indicate the loss of status as a public company on the BOVESPA.

In the event that we delist from the *Novo Mercado* as a result of a corporate reorganization, in which the surviving company is not listed on the *Novo Mercado*, our controlling shareholders shall make a public tender offer to acquire the shares held by other shareholders of the Company for a minimum price of the economic value of the shares as determined according to the methods described above, in accordance with the applicable rules and regulations. The notification that the public tender offer will take place should be sent to BOVESPA and disclosed to the market immediately after the shareholders' meeting approving the aforementioned reorganization.

In the event that in the 12 months following our delisting from the *Novo Mercado* control in the Company is transferred, the controlling shareholder transferring and the shareholder acquiring control should jointly offer to buy the shares of the additional shareholders, under the same conditions and for the same price paid to the controlling shareholder for its shares.

Upon delisting from the *Novo Mercado*, the Company may not list its shares in the *Novo Mercado* for a period of two years from the date the delisting becomes effective, unless the controlling shareholder transfers its shares after such delisting.

DIVIDENDS AND DIVIDEND POLICY

Calculation of Distributable Amounts

At each annual shareholders' meeting, our board of directors is required to recommend how to allocate our net profits for the preceding fiscal year. The allocation is subject to approval by our shareholders. Brazilian Corporate Law defines "net profits" for any fiscal year as the results of operations of a fiscal year after the deduction of income tax and social contribution for that fiscal year and any amount allocated to profit-sharing payments to the employees and management, as authorized by our by-laws.

Consistent with Brazilian Corporate Law, our by-laws provide that the amounts available for the distribution of dividends to our shareholders should correspond to our results of operations in each year, as adjusted pursuant to Article 202 of the Brazilian Corporate Law, taking into account:

- deduction of accrued losses and the provisions for income tax and social contribution on net profits;
- profit-sharing payments to management, as set forth by Brazilian Corporate Law;
- allocation of 5% to 20% to the legal reserve;
- allocation to the contingency reserve, as proposed by our board of executive officers, pursuant to Article 195 of the Brazilian Corporate Law;
- allocation to the unrealized profit reserve, as proposed by our board of executive officers, pursuant to Article 197 of the Brazilian Corporate Law;
- allocation of at least 25% to the payment of the minimum mandatory dividend,
- allocation to the expansion reserve, formed by up to 90% of our net profits after the above allocations, limited to the amount of our share capital; and
- allocation of the remainder may be distributed as dividends, in addition to the mandatory dividend, to our shareholders.

Our calculation of net profits and allocations to reserves for any fiscal year, as well as the amounts available for distribution, are determined on the basis of our unconsolidated financial statements prepared in accordance with Brazilian GAAP.

Reserve Accounts

Companies incorporated under Brazilian law usually present two main reserve accounts: profit reserve account and capital reserve account.

Profit Reserves

Our profit reserve accounts are comprised of the legal reserve, unrealized profit reserve, contingency reserve, retained profit reserve and by-laws reserve.

Legal Reserve

Under Brazilian Corporate Law, we are required to maintain a legal reserve to which we must allocate 5% of our net profits for each fiscal year until the aggregate amount of the reserve equals 20% of our share capital. However, we are not required to make any allocations to our legal reserve in a year in which the legal reserve, when added to our other established capital reserves, exceeds 30% of our share capital. Any net loss may be offset with the amounts allocated to the legal reserve. The amounts allocated to such reserve must be approved by our shareholders in a shareholders' meeting, and may only be used to increase our share capital or to offset losses. Therefore, they are not available for payment of dividends. As of December 31, 2005, our legal reserve amounted to R$5.9 million, equivalent to approximately 3% of our share capital on that date.

Unrealized Profit Reserve. Under Brazilian Corporate Law, the amount by which the mandatory dividend exceeds the realized net profits in a given year may be allocated to an unrealized profit reserve account. Brazilian Corporate Law defines "realized net profits" as the amount by which our net profits exceeds the sum of (i) our net positive results, if any, from the equity method of accounting; and (ii) the profits, gains or returns that will be received by our Company after the end of the next fiscal year. Profits recorded in the unrealized profit reserve, if realized and not absorbed by losses in subsequent years, must be added to the next mandatory dividend distributed after the realization. As of December 31, 2005, we did not have an unrealized profit reserve.

Contingency Reserve. Under Brazilian Corporate Law, a percentage of our net profits may be allocated to a contingency reserve for anticipated losses that are deemed probable in future years, if their amount may be estimated. Any amount so allocated must be reversed in the fiscal year in which a loss that had been anticipated fails to occur as projected or charged off in the event that the anticipated loss occurs. The allocations to the contingency reserve are also subject to approval of our shareholders in a shareholders' meeting. As of December 31, 2005, we did not have any contingency reserves.

Retained Profit Reserve. Under Brazilian Corporate Law, our shareholders may decide at the annual general shareholders' meeting to retain a portion of our net profits, as provided for in a capital expenditure budget that has been previously approved. As of December 31, 2005, we did not have a retained profit reserve.

Statutory Reserve. Under Brazilian Corporate Law, we are permitted to provide for the allocation of part of our net profits to discretionary reserve accounts that may be established in accordance with our by-laws, which must also indicate the purpose, allotment criteria and maximum amount of the reserve. The allocation of our net profits to discretionary reserve accounts may not be made if it affects the payment of the minimum mandatory dividend.

Our by-laws require that we keep a reserve of income called "expansion reserve" that assures funds to finance additional allocations of fixed capital and assets. This reserve consists of up to 90% of net income that is the remaining balance after legal deductions and deductions according to our by-laws. Such reserve cannot exceed our share capital. As of December 31, 2005, the balance of the expansion reserve, previously denominated income withholding, totaled R$56 million.

The balance of our profit reserve accounts, except for the contingency reserve and the unrealized profits reserve, may not exceed our share capital. If so, a shareholders' meeting would vote on whether the excess should be used to pay in subscribed and unpaid capital, or to increase the share capital or to distribute dividends.

Capital Stock Reserve. Under Brazilian Corporate Law, capital reserves may only be applied to, among other things, (i) absorb losses that exceed accumulated earnings and profit reserves; (ii) redeem, repay or buy our common shares; and (iii) increase our share capital. Amounts eventually destined for our capital reserves are not included in the calculation of the minimum mandatory dividend. As of December 31, 2005, we did not have a provision for capital reserve.

Income Withholding

Pursuant to Brazilian Corporate Law, our shareholders in a shareholders' meeting may deliberate to withhold part of the net income for the year as set forth in the previously approved capital budget. As of December 31, 2005, we did not withhold income.

Payment of Dividends and Interest on Shareholders' Equity

Brazilian Corporate Law requires that the by-laws of a Brazilian corporation specify a minimum percentage of the available amounts for the yearly distribution of dividends by the company, known as minimum mandatory dividend, which must be paid to shareholders as either dividends or interest on shareholders' equity.

The minimum mandatory dividend takes as its basis a percentage of the adjusted net income, as adjusted pursuant to Brazilian Corporate Law, instead of a fixed monetary value per share. Under our by-laws and Brazilian Corporate Law, the mandatory distributable amount is at least 25% of our adjusted net income, as explained above in "— Calculation of Distributable Amounts," to the payment of the mandatory dividend to our shareholders.

According to our by-laws, the annual shareholders' meeting may decide to pay to our management, as participation in our results, up to 10% of the results of a fiscal year after the deduction of income tax and social contribution on net profits, according to criteria set forth by our board of directors. The payment of such profit sharing to our management may only occur after the payment of the minimum mandatory dividend to our shareholders.

While under Brazilian Corporate Law we are required to pay mandatory dividends every year, we are also allowed to suspend such dividend distribution if our board of directors reports to our annual shareholders' meeting that the distribution would be inadvisable given our financial condition. The fiscal council, if one is in place at the time, must review any suspension of the mandatory dividend distribution. In addition, our management must submit a report to the CVM setting out the reasons for the suspension. Net profits not distributed by virtue of a suspension are allocated to a separate reserve and, if not absorbed by subsequent losses, are required to be distributed as dividends as soon as the financial condition of the company permits such payment. Pursuant to Brazilian Corporate Law, the shareholders' meeting of a publicly-held company, such as we are, provided there is no objection from any shareholder in attendance, may decide to distribute dividends in an amount lower than the minimum mandatory dividend, or decide to retain the whole net income solely to raise funds by issuing debentures that are not convertible into shares.

The mandatory dividend may be paid in the form of interest on shareholders' equity, which is a deductible expense for purposes of calculating our income tax and social contribution obligations.

Dividends

We are required by Brazilian Corporate Law and our by-laws to hold an annual shareholders' meeting no later than April 30 of each year, at which time the allocation of the results of operations in any year and the distribution of an annual dividend are reviewed. The payment of annual dividends is based on our unconsolidated, audited financial statements prepared for the immediately preceding fiscal year.

Any holder of record of shares at the time a dividend is declared is entitled to receive dividends. Under Brazilian Corporate Law, dividends are generally required to be paid within 60 days following the date on which the dividend is declared, unless the shareholders' resolution established another payment date, which, in any event, must occur before the end of the year in which the dividend is declared.

Shareholders have a three-year period from the date of the dividend payment to claim the dividends or interest on shareholders' equity with respect to their shares, after which the aggregate amount of any unclaimed dividend shall legally revert to us.

Pursuant to our by-laws, our board of directors may declare interim dividends based on semiannual financial statements or financial statements prepared for shorter periods. The total amount of dividends paid in each semester may not exceed the amounts accounted for in our capital reserve accounts. Payments of interim dividends may be offset against the amount of the mandatory dividend relating to the net profits earned in the year in which the interim dividends were paid.

Interest on Shareholders' Equity

Since January 1, 1996, Brazilian companies have been authorized to pay interest on shareholders' equity to holders of equity securities, and to treat those payments as a deductible expense for purposes of calculating corporate income tax and, since 1997, the social contribution tax. The amount of the tax deduction in each year is limited to the greater of (i) 50% of our net income (after the deduction of any allowances for social contribution taxes but before taking into account allowances for income tax and the interest on shareholders' equity) for the period in respect of which the payment is made; and 50% of our

accumulated profits and profit reserve at the beginning of the relevant period. The rate applied in calculating interest on shareholders' equity cannot exceed the *pro rate die* variation of the long-term interest rate (TJLP). Payments of interest on shareholders' equity, net of withholding income tax, may be considered as part of the mandatory dividend distribution. Under applicable law, we are required to pay to our shareholders an amount sufficient to ensure that the net amount they receive in respect of interest on shareholders' equity, after payment of any applicable withholding tax, plus the amount of distributed dividends, is at least equivalent to the minimum mandatory dividend amount.

Any payment of interest on shareholders' equity to our shareholders, whether or not residing in Brazil, is subject to Brazilian withholding tax at the rate of 15%, provided that a tax rate of 25% applies if the shareholder receiving such interest on shareholders' equity is a resident of a tax haven jurisdiction (i.e., a country where income tax is not levied or is levied at a maximum rate lower than 20% or where the local legislation imposes restrictions on disclosing the shareholding composition or the ownership of the investment).

In accordance with Article 32 of Law No. 4,357 of July 16, 1964, Brazilian corporations who were in debt by a failure to collect taxes, which debt was not guaranteed by the Union and its autonomous entities for Social Security, will not be able to distribute any amount to shareholders or give or confer participation or profits to partners or quotaholders, nor to directors and other members of directing bodies, whether fiscal or advisory.

The applicable penalty for a corporation that fails to observe this determination is 50% over the amount distributed or paid to beneficiaries, having recently been limited by Law No. 11,051 of December 29, 2004 ("Law No. 11,051/04") to 50% of the amount of the debt. Due to the fact that Law No. 11,051/04 was recently edited and there is no case law about it, it is not possible to predict that any interpretation that such law applies to the payment of dividends shall prevail in the Brazilian courts.

Dividend Policy

We intend to declare and pay each year dividends and/or interest on shareholders' equity in amounts equivalent to approximately 25% of our net income, as adjusted pursuant to Brazilian Corporate Law and our by-laws.

The yearly distribution of dividends, including dividends in excess of the minimum mandatory dividend, requires approval by a majority vote of the holders of our common shares and will depend on many factors. These factors include our results of operations, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors and shareholders. Within the context of our tax planning, we may in the future determine that it is to our benefit to distribute interest on shareholders' equity.

The table below shows the dates and amounts paid as dividends in the years from 2000 to 2005 without adjustment for the 8:1 reverse stock split that was approved at our special shareholders' meeting on January 26, 2006.

	Year					
	2000	**2001**	**2002**	**2003**	**2004**	**2005**
Dividends	3,213,000		1,040,300	—	7,713,081	4,796,500
Number of shares	128,750,000	128,750,000	128,750,000	386,814,516	386,814,516	386,814,516
R$ per share	0.02496	—	0.00808	—	0.01994	0.0124

According to the rules of the *Novo Mercado*, our share capital must be represented solely by common shares. Therefore, we are not authorized to issue preferred shares. On January 26, 2006, we held a special shareholders' meeting that, among other things, approved an amendment adjusting our by-laws to the rules of the *Novo Mercado*. On January 27, 2006, we entered into an agreement with the BOVESPA to list our common shares on the *Novo Mercado*, effective as of the same date.

TAXATION

The following discussion addresses the material Brazilian and United States federal income tax consequences of acquiring, holding and disposing of our common shares.

Although there presently is no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. We cannot assure you, however, as to whether or when a treaty will enter into force or how it will affect holders of our common shares.

Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and United States federal income tax consequences to it of an investment in our common shares.

Any discussion of U.S. tax issues set forth in this offering circular was written in connection with the promotion and marketing of the transactions described in this offering circular. Such discussion was not intended or written to be used, and it cannot be used, by any person for the purpose of avoiding any tax penalties that may be imposed on such person. Each investor should seek advice based on its particular circumstances from an independent tax advisor.

Material Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of common shares by a holder that is not domiciled in Brazil (a "Non-Resident Holder"). The following discussion summarizes the principal tax consequences applicable under Brazilian law to a Non-Resident Holder of common shares in general, and, therefore, it does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Resident Holder. It is based upon the tax laws of Brazil as in effect on the date of this offering circular, which are subject to change, possibly with retroactive effect, and to differing interpretations. Any change in that law may change the consequences described below. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian tax consequences to it of an investment in our common shares.

Income Tax

Dividends

Dividends paid by a Brazilian corporation, such as ourselves, including stock dividends and other dividends paid to a Non-Resident Holder of shares, are currently not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated as of January 1, 1996.

Interest Attributable to Stockholders' Equity

Law No. 9,249, dated December 26, 1995, as amended, permits a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian income tax, and, since 1997, social contribution tax as well. These distributions may be paid in cash. For tax purposes this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

- 50% of net income (after social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; and
- 50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Tax Haven — that is, a country or location that does not impose income tax or where the income tax rate is lower than 20% or where the laws of that

country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment ("Tax-Haven Residents"). These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Gains

The capital gain on the disposition or sale of the common shares is defined as the difference between the sale price in *reais* and the acquisition cost of the shares sold (without correction for inflation). It is uncertain whether the acquisition cost of a security registered as a direct investment with the Central Bank is calculated on the basis of (i) the foreign currency amount so registered, translated into *reais* at the commercial market rate on the date of such sale or exchange, or (ii) the *reais* amount registered. There are legal grounds and precedents issued by Brazilian Administrative Court to support that the capital gain should be measured in foreign currency. However, tax authorities are not bound by these precedents and, accordingly, may assess taxpayers who adopt such line of interpretation.

For purposes of taxation of gains earned in a sale or disposition of common shares, two situations should be considered:

- gains earned by Non-Resident Holders registered under Resolution No. 2,689, other than Tax-Haven Residents, are not subject to income tax (unless the sale takes place outside a Brazilian stock exchange, in which case the gains are subject to a 15% income tax), see "Market Information — Investment in Our Common Shares by Non-Resident Investors" for more information regarding registration pursuant to Resolution No. 2,689; and
- gains earned by Non-Resident Holders who invest in Brazil through any means other than under Resolution No. 2,689 ("Non-Registered Investors") or are located in a tax haven jurisdiction (in accordance with the Brazilian Tax legislation in force, the United States is not considered a tax haven jurisdiction), are subject to income tax, as explained below. Accordingly, the gains are subject to income tax in Brazil regardless of whether the sale or the disposition is made by the Non-Resident Holder to a resident or person domiciled in Brazil or not (Law No. 10,833/03).

In this last situation, gains derived from the sale of the common shares on the Brazilian stock exchange by Non-Registered Investors and Tax-Haven Investors are subject to income tax at a rate of 15%. The sale or disposal of common shares will also be subject to withholding income tax at a rate of 0.005% (to be offset against tax due on eventual capital gains). Furthermore, a sale of common shares outside a Brazilian stock exchange will be subject to income tax at a rate of 15% or, in case of Tax Haven Residents, 25%.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference in *reais* between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of common shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25% (in case of Tax-Haven Residents).

Tax on Foreign Exchange and Financial Transactions ("IOF TAX")

Foreign Exchange Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange Tax, due on the conversion of *reais* into foreign currency and on the conversion of foreign currency into *reais*. Although the current applicable rate for almost all foreign currency exchange transactions is zero, the Ministry of Finance is permitted to increase the rate at any time, up to 25%. However, any increase in rates may only apply to future transactions.

Tax on Transactions Involving Bonds and Securities

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds Tax, on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF applicable to transactions involving stocks is currently zero, although the Minister of Finance is permitted to increase such rate at any time up to 1.5% per day, but only in respect to future transactions.

Temporary Contribution on Financial Transactions ("CPMF Tax")

Any transaction carried out by a holder of securities in Brazil that results in the transfer of *reais* from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38%. Currently, the funds transferred by residents and non residents in Brazil for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

When applicable, the CPMF tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of stocks, except for gift and inheritance taxes imposed by some Brazilian states on gifts or bequests by individuals or entities not domiciled or residing in Brazil to individuals or entities domiciled or residing within such states. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of shares.

Material U.S. Federal Income Tax Consequences

ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFERING CIRCULAR WAS WRITTEN IN CONNECTION WITH THE PROMOTION AND MARKETING OF THE COMMON SHARES BY THE ISSUER AND THE BRAZILIAN AND INTERNATIONAL UNDERWRITERS, AND IT CANNOT BE USED BY ANY HOLDER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE ASSERTED AGAINST THE HOLDER UNDER THE INTERNAL REVENUE CODE. PROSPECTIVE PURCHASERS OF THE COMMON SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

The following discussion is a summary of the material U.S. federal income tax consequences of purchasing, holding and disposing of our common shares. This discussion applies only to beneficial owners of common shares that are "U.S. Holders," as defined below, that hold the common shares as "capital assets" (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the U.S. Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation. The discussion does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

- insurance companies;

- tax-exempt organizations;
- broker-dealers;
- traders in securities that elect to mark to market;
- banks or other financial institutions;
- partnerships or other pass through entities;
- persons whose functional currency is not the U.S. dollar;
- U.S. expatriates;
- persons that hold our common shares as part of a hedge, straddle or conversion transaction; or
- persons that own, directly, indirectly, or constructively, 10% or more of the total combined voting power, if any, of our common shares.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Please see the discussion under "— Passive Foreign Investment Company Rules" below. Further, this discussion does not address the alternative minimum tax consequences of holding common shares or the indirect consequences to holders of equity interests in partnerships or other entities that own our common shares. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our common shares.

You are a "U.S. Holder" if you are a beneficial owner of common shares and you are for U.S. federal income tax purposes:

- an individual who is a citizen or resident of the United States;
- a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;
- an estate the income of which is subject to U.S. federal income tax regardless of its source; or
- a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a United States person.

Distributions on Common Shares

Distributions made by us of cash or property (including distributions paid in the form of interest of capital for Brazilian tax purposes and amounts withheld to pay Brazilian tax) with respect to common shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A U.S. Holder of common shares generally will be taxed on such dividend as ordinary income. Distributions in excess of our current or accumulated earnings and profits will be treated first as a non-taxable return of capital reducing such U.S. Holder's adjusted tax basis in the common shares. Any distribution in excess of such adjusted tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held the common shares for more than one year. Distributions of additional common shares to U.S. holders that are part of a pro rata distribution to all our shareholders generally will not be subject to U.S. federal income tax. Any deemed distribution will be taxed as a dividend to the extent of our earnings and profits, as discussed above. As used below, the term "dividend" means a distribution that constitutes a dividend for U.S. federal income tax purposes.

A U.S. Holder will be entitled, subject to a number of complex limitations and conditions, to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on common shares. U.S. Holders who do not elect to claim a credit for any foreign taxes paid during the taxable year may instead claim a deduction in respect of such Brazilian withholding taxes. For purposes of

the foreign tax credit limitations rules, dividends generally will constitute foreign source "passive" income. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Brazilian taxes withheld from payment.

Dividends paid by us generally will not be eligible for the dividends received deduction available under the Code to certain U.S. corporate shareholders. Also, dividends paid by us generally will not be eligible for the preferential tax rates available to U.S. individual shareholders for certain qualified dividend income.

The amount of any cash distribution paid with respect to our common shares in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the U.S. Holder. A U.S. Holder should not recognize any foreign currency gain or loss in respect of such distribution if such Brazilian currency is converted into U.S. dollars on the date received by the U.S. Holder. If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss. U.S. Holders should consult with their tax advisors regarding the treatment of any foreign currency gain or loss, if any Brazilian currency received is not converted into U.S. dollars on the date of receipt.

Sale, Exchange or Other Taxable Disposition of Common Shares

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange or other taxable disposition of common shares measured by the difference between the amount realized on the sale, exchange or other taxable disposition of the common shares and the U.S. Holder's adjusted tax basis in the common shares. Any gain or loss will be long-term capital gain or loss if the common shares have been held for more than one year. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

If a Brazilian tax is withheld on the sale or other disposition of common shares, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other disposition before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of common shares generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Consequently, in the case of a disposition of a common share that is subject to Brazilian tax imposed on the gain (or, in the case of a deposit, in exchange for a common share that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see "— Material Brazilian Tax Considerations — Income Tax — Gains")), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax because the income or loss on the disposition generally would be U.S. sourced, unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. For purposes of the foreign tax credit limitations rules, the Brazilian tax on gains may be creditable against U.S. federal income taxes payable in respect of other foreign source "passive" income. Alternatively, the U.S. Holder may take a deduction for the Brazilian tax if it does not elect to claim a foreign tax credit for any foreign taxes paid during the taxable year. The rules relating to computing foreign tax credits or deducting foreign taxes are extremely complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of foreign tax credits with respect to any Brazilian taxes withheld from payment.

Passive Foreign Investment Company Rules

Special U.S. federal income tax rules apply to U.S. persons owning shares of a PFIC. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any

taxable year in which, after applying the relevant look-through rules with respect to the income and assets of subsidiaries, either:

- at least 75% of its gross income is "passive income"; or
- on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties, gains from the disposition of passive assets and gains from commodities transactions.

Based on current estimates of our income and assets, we do not believe that we were classified for our most recently ended taxable year, or will be classified for our current taxable year, as a PFIC for U.S. federal income tax purposes, and we intend to continue our operations in such a manner that we do not expect that we would become a PFIC in the future. However, there can be no assurance in this regard, because the PFIC determination is made annually and is based on the portion of our assets (including goodwill) and income that is characterized as passive under the PFIC rules. If we are or become a PFIC, unless a U.S. Holder elects to be taxed annually on a mark-to-market basis with respect to its common shares, any gain realized on a sale or other taxable disposition of our common shares and certain "excess distributions" (generally distributions in excess of 125% of the average distribution over a three-year period or shorter holding period for our common shares) would be treated as realized ratably over the U.S. Holder's holding period for our common shares, and amounts allocated to prior years while we are a PFIC would be taxed at the highest tax rate in effect for each such year. An additional interest charge may apply to the portion of the U.S. federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the U.S. Holder.

If we are treated as a PFIC, the rules above can be avoided by a U.S. Holder that makes a mark-to-market election. A U.S. Holder may make a mark-to-market election for our common shares if our common shares constitute "marketable stock" as defined in the Treasury Regulations. We cannot provide any assurance that our common shares are or will be considered "marketable stock" for this purpose. If a mark-to-market election were made, a U.S. Holder would take into account each year the appreciation or depreciation in value of its common shares as if the common shares were sold at fair market value. Such appreciation or depreciation generally would be treated as ordinary income or (subject to limitations) ordinary loss, as would gains or losses on actual dispositions of common shares.

Any U.S. Holder who owns common shares during any year that we are a PFIC would be required to file IRS Form 8621. U.S. Holders should consult their own tax advisors regarding the application of the PFIC rules to the common shares and the availability and advisability of making a mark-to-market election should we be considered a PFIC for any taxable year.

Backup Withholding and Information Reporting

In general, dividends on common shares, and payments of the proceeds of a sale, exchange or other disposition of common shares, paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current rate of 28% unless the holder (i) establishes that it is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is a U.S. person and that no loss of exemption from backup withholding has occurred.

Backup withholding is not an additional tax. The amount of any backup withholding tax from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed its U.S. federal income tax liability by filing a refund claim with the IRS.

CERTAIN ERISA CONSIDERATIONS

This disclosure was written in connection with the promotion and marketing of the common shares by us, the underwriters and the agents, and it cannot be used by any holder for the purpose of avoiding penalties that may be asserted against the holder under the Internal Revenue Code. Prospective purchasers of the common shares should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations.

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), imposes certain requirements on employee benefit plans subject to Title I of ERISA and on entities that are deemed to hold the assets of such plans ("ERISA Plans"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code"), prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, "Plans")) and certain persons (referred to as "parties in interest" or "disqualified persons") having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.

Any Plan fiduciary that proposes to cause a Plan to purchase the common shares should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

Foreign plans, governmental plans (as defined in Section 3(32) of ERISA) and certain church plans (as defined in Section 3(33) of ERISA), while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to other federal, state, local or foreign laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code ("Similar Law"). Fiduciaries of any such plans should consult with their counsel before purchasing the common shares to determine the need for, if necessary, and the availability of, any exemptive relief under any Similar Law.

PLAN OF DISTRIBUTION

We and the selling shareholder intend to offer common shares through the underwriters in Brazil and through the agents outside Brazil in an international offering.

General

Banco de Investimentos Credit Suisse (Brasil) S.A. and Banco Pactual S.A. are acting as representatives of each of the underwriters named below. Under the Brazilian underwriting agreement dated February 13, 2006 by and among Rossi, the selling shareholder and the underwriters, the underwriters have severally agreed to place the following respective numbers of common shares:

Underwriters	Number of Common Shares
Banco de Investimentos Credit Suisse (Brasil) S.A.	18,000,000
Banco Pactual S.A.	18,000,000
Total	36,000,000

Under the placement facilitation agreement dated February 13, 2006, by and among us, the selling shareholder, the underwriters and the agents, Credit Suisse Securities (USA) LLC, Pactual Capital Corporation and certain other parties named therein are acting as agents on behalf of the offering of our common shares outside Brazil. All placements of common shares in the United States will be made by U.S. registered broker-dealers.

We have been advised by the underwriters that they propose initially to offer the common shares to the public in Brazil and, through the agents, to qualified institutional buyers (as defined in Rule 144A) in the United States in reliance on Rule 144A and elsewhere outside the United States and Brazil in reliance on Regulation S promulgated under the Securities Act.

Our common shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except to qualified institutional buyers, and to non-U.S. persons outside the United States in offshore transactions in reliance on Regulation S. Resales of the common shares are restricted as described under "Transfer Restrictions."

Until 40 days after the commencement of the offering of the common shares, an offer or sale of common shares within the United States by a broker-dealer that is participating in the offering may violate the registration requirements of the Securities Act if such offer to sell is made otherwise than in accordance with Rule 144A.

Pursuant to the Brazilian underwriting agreement and the placement facilitation agreement, we have agreed to indemnify the underwriters and the agents against liabilities under the Securities Act or contribute to payments that the underwriters and the agents may be required to make in respect thereof.

Our common shares are listed on the *Novo Mercado* segment of BOVESPA under the symbol "RSID3.".

The common shares may be offered outside of Brazil only to investors registered with the CVM and acting through custody accounts managed by local agents pursuant to CMN Resolution No. 2,689 or as foreign direct investment pursuant to Law 4131/62. See "Market Information — Investment in Our Common Shares by Non-residents of Brazil."

The Brazilian underwriting agreement provides that the obligation of the underwriters to place common shares is subject to, among other conditions, the delivery of certain legal opinions by our and their legal counsel and comfort letters from our auditors. The Brazilian underwriting agreement also provides that, if any of the common shares are not placed, the underwriters are obligated to purchase them on a firm commitment basis on the settlement date, subject to certain conditions and exceptions.

The underwriters have agreed to purchase any common shares placed outside of Brazil that are not taken up by purchasers who have agreed to do so, other than those common shares covered by the over-allotment option described below. The common shares will initially be offered by the underwriters and the agents at the price indicated on the cover page of this offering circular. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the underwriters and the agents.

Underwriting Discounts

The following table shows the per share offering price, underwriting discount to be paid by us and the selling shareholder to the underwriters and the agents and proceeds, before expenses, to us and the selling shareholder. This information is presented assuming either no exercise or exercise in full of the over-allotment option.

	Per Share	Without Over-allotment Option	With Over-allotment Option
		(In *reais*)	
Offering price	R$25.00	R$900,000,000	R$1,012,500,000
Underwriting discount to be paid by us	R$(1.38)	R$ 35,750,000	R$ 41,937,500
Underwriting discount to be paid by the selling shareholder	R$(1.38)	R$ 13,750,000	R$ 13,750,000
Our proceeds, after expenses	R$23.63	R$612,205,496	R$ 720,562,500
Proceeds, after expenses, to the selling shareholder	R$23.63	R$236,250,000	R$ 236,250,000

The total expenses for this offering, exclusive of the underwriting discount, are estimated at approximately R$3.1 million.

The underwriters have informed us and the selling shareholder that the price at which the common shares are being offered is based primarily on the demand they have encountered at various price levels in the course of the bookbuilding process.

Over-allotment Option

We have granted to Banco Pactual S.A. a 30-day option, exercised by Banco Pactual S.A., to purchase up to 4,500,000 additional common shares at the initial offering price, less the underwriting discounts and commissions. This option may be exercised to cover over-allotments of common shares, if any.

Price Stabilization

In connection with the offering, Banco Pactual S.A., acting through its affiliate Pactual Corretora de Títulos e Valores Mobiliários S.A., may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, Banco Pactual S.A.'s representative may over-allot in connection with the offering, creating a short position. In addition, Banco Pactual S.A.'s representative may bid for, and purchase, common shares in the open market to cover syndicate short positions or stabilize the price of the common shares. Finally, Banco Pactual S.A. may reclaim selling concessions allowed for distributing the common shares in the offering, if it exercises its option to cover over-allotments or repurchases previously distributed shares in short positions covering transactions, in stabilization transactions or otherwise.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the absence of these transactions. Banco Pactual S.A. is not required to engage in these activities and, if commenced, may end any of these activities at any time. Reports on stabilization activity are required to be furnished to the CVM. Such stabilizing transactions shall be in compliance with all applicable laws, regulations and rules.

Transfer Restrictions

Other than with respect to the public offering of the common shares listed on the *Novo Mercado* segment of the BOVESPA, no action has been or will be taken in the United States, the United Kingdom or any country or jurisdiction by us or the underwriters or the agents that would permit a public offering of the common shares, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the common shares may be distributed, published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This offering circular does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful. Persons in possession of this offering circular are advised to inform themselves about and to observe any restrictions relating to the offering of the common shares, the distribution of this offering circular and resale of the common shares. See "Transfer Restrictions."

No Sale of Similar Security

We, the selling shareholder, certain of our other shareholders and each of our directors and executive officers have agreed with the underwriters and the agents, for a period of 180 days following the date of the final offering circular, not to issue, offer, sell, contract to sell, pledge, loan, grant any option to purchase, make any short sale or otherwise dispose of, or grant any rights or, in the case of us, file a registration statement under the Securities Act or Brazilian laws, in all cases with respect to, any common shares or any options or warrants to purchase any common shares, or any securities convertible into, or exchangeable for, or that represent the right to receive common shares. We call such actions, other than issuance, "transfer."

Under this agreement, transfers of these securities could be made under the following circumstances:

- pursuant to any merger, tender offer or other change of control transaction involving us on terms available to our shareholders generally;
- with the prior consent of the underwriters and the agents, which consent shall not be unreasonably withheld;
- if the shareholder is a natural person, to members of the shareholder's immediate family or in connection with a *bona fide* gift or gifts; or
- if the shareholder is a corporation, to any controlled subsidiary of the shareholder.

In either of the last two cases, it will be a condition of the transfer that the transferee agrees that it is receiving and holding the transferred securities subject to the provisions of the lock-up agreement and that the transferee will not transfer the securities except in accordance with the lock-up agreement for the remainder of its term. It will also be a condition that any such transfer of securities will not involve a disposition for value.

We cannot assure you that the underwriters and the agents will not waive these lock-up obligations, in which case these common shares would become eligible for sale earlier.

We cannot predict the effect, if any, that future sales of the common shares, or the availability of such common shares for future sale, will have on the market price of the common shares prevailing from time to time or on our ability to raise capital in the future. Sales of substantial amounts of common shares in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of the common shares and our ability to sell shares in the future at a time and at a price that we deem appropriate.

Relationship with Underwriters

Relationship Between the Company and Banco de Investimentos Credit Suisse (Brasil) S.A.

With the exception of this offering, Banco de Investimentos Credit Suisse (Brasil) S.A. and/or other companies of its group, do not maintain a commercial relationship with us. In the future, Banco de Investimentos Credit Suisse (Brasil) S.A., and/or other companies of its group may render additional investment banking, financial advisory, or other services to us, for which they will receive customary fees.

Relationship Between the Selling Shareholder and Banco de Investimentos Credit Suisse (Brasil) S.A.

With the exception of this offering, Banco de Investimentos Credit Suisse (Brasil) S.A., and/or companies of its group do not maintain a commercial relationship the selling shareholder. In the future, Banco de Investimentos Credit Suisse (Brasil) S.A., and/or companies of its group may render additional investment banking, financial advisory, or other services to the selling shareholder, for which they will receive customary fee.

Relationship Between the Company and Banco Pactual S.A.

Besides this offering, Banco Pactual S.A. and/or other companies of its group, maintain commercial relationships with us, which is in accordance with market practices. In addition to interests held by the mutual fund Participações Pactual Desenvolvimento de Gestão I in the following specific purpose entities set up in connection with our developments: Giardino Desenvolvimento Imobiliário, Giardino Empreendimentos Imobiliários, Clube Tuiuti Empreendimento S.A., Gardênia Participações S.A., Gramínea Empreendimentos S.A. and Amesiça Piqueri Incorporadora S.A., Banco Pactual S.A. grants letters of credit to the SPEs and Pactual Corretora de Títulos e Valores Imobiliários S.A. was hired to render services as market-maker in our stock.

Relationship Between the Selling Shareholder and Banco Pactual S.A.

With the exception of this offering, Banco Pactual S.A., and/or other companies of its group, do not maintain a commercial relationship with the selling shareholder. In the future, Banco Pactual S.A., and/or other companies of its group may render additional investment banking, financial advisory, or other services to the selling shareholder, for which they will receive customary fees.

Relationship Between the Company and Banco Santander Brasil S.A.

Besides this offering, Banco Santander Brasil S.A. and/or companies of its group, maintain commercial relationships with us, including by providing us with the following banking products: credit for working capital, real estate credit, letters of credit, investment of funds, and collection procedures.

Relationship Between the Selling Shareholder and Banco Santander Brasil S.A.

Besides this offering, Banco Santander Brasil S.A. and/or companies of its group, maintain commercial relationships with the selling shareholder, which makes financial investments with Banco Santander Brasil S.A.

Relationship Between the Company and Banco Morgan Stanley Dean Witter S.A.

Besides this offering, Banco Morgan Stanley Dean Witter S.A., and/or companies of its group, do not maintain commercial relationship with us. In the future, Banco Morgan Stanley Dean Witter S.A. and/or companies of its group may render investment banking, financial consulting and other similar services to us, for which they will receive fees.

Relationship Between the Selling Shareholder and Banco Morgan Stanley Dean Witter S.A.

Besides this offering, Banco Morgan Stanley Dean Witter S.A., and/or companies of its group, do not maintain commercial relationship with the selling shareholder. In the future, Banco Morgan Stanley Dean Witter S.A. and/or companies if its group may render investment banking, financial consulting and other similar services to the selling shareholder, for which they will receive fees.

Relationship Between the Company and Banco Bradesco S.A.

The Company, its affiliates and/or subsidiaries maintain commercial relationships with Banco Bradesco S.A., which renders general banking services to us such as: lines of credit, real estate credit, payroll services, and collection and payment to suppliers.

Relationship Between the Selling Shareholder and Banco Bradesco S.A.

Besides this offering, Banco Bradesco S.A. and/or companies of its group maintain commercial relationships with the selling shareholder, which maintains a checking account with Banco Bradesco S.A.

Relationship Between the Company and BB Banco de Investimento S.A.

Besides the offering, BB Banco de Investimento S.A. and/or companies of its group do not maintain commercial relationship with us. In the future, BB Banco de Investimento S.A. and/or companies of its group may render investment banking, financial consulting and other similar services to us, for which they will receive fees.

Relationship Between the Selling Shareholder and BB Banco de Investimento S.A.

Besides the offering, BB Banco de Investimento S.A. and/or companies of its group do not maintain commercial relationship with the selling shareholder. In the future, BB Banco de Investimento S.A. and/or companies of its group may render investment banking, financial consulting and other similar services to the selling shareholder, for which they will receive fees.

Settlement of the Common Shares

Payment for the common shares will be required to be made to us through the facility of the CBLC, and we expect to deliver the common shares through the facility of the CBLC on or about February 17, 2006.

Selling Restrictions

Other than with respect to the public offering of the common shares listed on the *Novo Mercado* segment of the BOVESPA, no action has been or will be taken in the United States, the United Kingdom or any country or jurisdiction by us or the underwriters or the agents that would permit a public offering of the common shares, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, the common shares may not be offered or sold, directly or indirectly, and neither this offering circular nor any other offering material or advertisements in connection with the common shares may be distributed, published, in or from any country or jurisdiction, except in compliance with any applicable rules and regulations of any such country or jurisdiction. This offering circular does not constitute an offer to sell or a solicitation of an offer to purchase in any jurisdiction where such offer or solicitation would be unlawful.

TRANSFER RESTRICTIONS

The following information relates to the form and transfer of our common shares. Because of the following restrictions, purchasers of the shares offered in the United States in reliance on an exemption from the Securities Act are advised to consult legal counsel prior to making any offer, resale, pledge or transfer of our common shares.

Our common shares have not been registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act), except:

- in compliance with the registration requirements of the Securities Act and all applicable securities laws of the states of the United States; or
- in accordance with an applicable exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of the states of the United States.

Accordingly, our common shares are being offered and sold only:

- inside the United States to qualified institutional buyers ("QIBs") in compliance with an exemption from the Securities Act; or
- outside the United States, to non-U.S. persons in reliance upon Regulation S under the Securities Act.

Each purchaser of our common shares offered hereby or its duly authorized agent or representative, by virtue of its acquisition of the common shares, will be deemed to acknowledge, represent to and agree with us, the selling shareholder, and the underwriters and the agents as follows:

- It understands and acknowledges that the shares have not been registered under the Securities Act or any other applicable securities law, are being offered for resale in transactions not requiring registration under the Securities Act or any other securities laws, and unless so registered, may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act, or any other applicable securities law, pursuant to an exemption from registration or in a transaction not subject to registration. It understands that no action has been taken to permit a public offering in any jurisdiction outside Brazil where action would be required for such purpose.
- It is not an affiliate (as defined in Rule 144 under the Securities Act) of us or acting on behalf of us; it is aware that any sale of our common shares to it will be made in reliance on an exemption from the Securities Act; and it is either (i) a QIB and is aware that any sale of our common shares to it is being made in reliance on an exemption from the Securities Act and that such acquisition will be for its own account or for the account of another QIB; or (ii) a person who, at the time the buy order for the common shares was originated, was outside the United States and was not a U.S. person (and was not purchasing for the account or benefit of a U.S. person) within the meaning of Regulation S under the Securities Act.
- If it is a purchaser in a sale that occurs outside the United States within the meaning of Regulation S under the Securities Act, it agrees that until the expiration of a 40-day "distribution compliance period" within the meaning of Rule 903 of Regulation S under the Securities Act, no offer or sale of the common shares shall be made by it to a U.S. person or for the account or benefit of a U.S. person within the meaning of Rule 902(k) of the Securities Act except to a QIB and in compliance with the applicable selling restriction. Such purchaser agrees that, during such 40-day distribution compliance period, it will not cause any advertisement with respect to the common shares (including any "tombstone" advertisement) to be published in any newspaper or periodical or posted in any public place and will not issue any circular relating to the Securities, except such advertisements as permitted by and include the statements required by Regulation S.

- Pursuant to Brazilian Resolution No. 2,689, transfers of common shares, including by or between residents of jurisdictions outside Brazil, may be affected only in Brazil. See "Market Information — Investment in Our Common Shares by Non-residents of Brazil."

- It acknowledges that neither we, the selling shareholder, nor the underwriters or the agents or any person representing us, the selling shareholder or the underwriters or the agents have made any representation to it with respect to us or the offering or sale of any shares, other than the information contained or incorporated by reference in this offering circular, which has been delivered to it and upon which it is relying in making its investment decision with respect to the shares. It acknowledges that no representation or warranty is made by the underwriters or the agents or their respective representatives as to the accuracy or completeness of such materials. It has had access to such financial and other information concerning us and the shares as it has deemed necessary in connection with its decision to purchase the shares, including an opportunity to ask questions of and request information from us, the selling shareholder, the underwriters and the agents or their respective representatives.

- It represents and agrees that: (a) it has not offered or sold and will not offer or sell any of our common shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any of our common shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our common shares in, from or otherwise involving the United Kingdom.

- It acknowledges that we, the selling shareholder, the underwriters and the agents and their respective representatives and counsel will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements and agrees that, if any of the acknowledgements representations or warranties deemed to have been made by its purchase of shares are no longer accurate, it shall promptly notify us, the selling shareholder, the underwriters and the agents and their respective representatives. If it is acquiring any shares as a fiduciary or agent for one or more investors' accounts, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgements, representations and agreements on behalf of each such account. Each purchaser of our common shares, by purchasing our common shares, will be deemed to have made the acknowledgements, representations and agreements set forth above. If an agent or representative of the purchaser is making any acknowledgement, representation or agreements on behalf of the purchaser, such agent or representative represents that it is duly authorized to execute the subscription agreement on behalf of the purchaser and has confirmed the foregoing acknowledgements, representations and agreements with the purchaser.

Other Jurisdictions

Italy

Neither the common shares, this offering circular nor any other material relating to the common shares will be offered, sold, delivered, distributed or made available in the Republic of Italy other than to professional investors (*"investitori professionali"*) as defined in Article 30, Paragraph 2, of Legislative Decree No. 58, of 24 February 1998 (the "Financial Laws Consolidation Act"), as subsequently amended and supplemented, which refers to the definition of *"operatori qualificati"* as defined in Article 31,

Paragraph 2, of CONSOB Regulation No. 11,522, of 1 July 1998, as subsequently amended and supplemented, or pursuant to Article 100 of the Financial Laws Consolidation and Article 33, Paragraph 1, of CONSOB Regulation n. 11,971, of 14 May 1999, as subsequently amended and supplemented and in accordance with applicable Italian laws and regulations.

Any offer of the common shares to professional investors in the Republic of Italy shall be made only by banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Consolidated Banking Act, to the extent that they are duly authorized to engage in the placement and/or underwriting of financial instruments in the Republic of Italy in accordance with the relevant provisions of the Financial Laws Consolidation Act and/or any other applicable laws and regulations and in compliance with Article 129 of the Consolidated Banking Act.

Insofar as the requirements above are based on laws that are superseded at any time pursuant to the implementation of the Directive 2003/71/CE ("Prospectus Directive"), such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

The Netherlands

Each of the placement agents represents and agrees that (a) it is a professional market party ("PMP") within the meaning of Section 1(e) of the Exemption Regulation of 26 June 2002 in respect of the Act on the Supervision of the Credit System 1992 (*Vrijstellingsregeling Wet toezicht kredietwezen* 1992), as amended from time to time (the "Exemption Regulation"), where applicable, read in conjunction with the policy rules of the Dutch Central Bank (*de Nederlandsche Bank N.V.*) on key concepts of market access and enforcement of the Act on the Supervision of the Credit System 1992 (*Wet toezicht kredietwezen* 1992) published on 29 December 2004 (*Beleidsregel* 2005 *kernbegrippen markttoetreding en handhaving Wtk* 1992) (the "Policy Rules"), and Section 2 of the Policy Rules, as amended, supplemented and restated from time to time, and (b) it has offered or sold and will offer or sell, directly or indirectly, as part of the initial distribution or at any time thereafter, the common shares exclusively to PMPs.

Spain

Neither the common shares nor this offering circular have been approved or registered in the administrative registries of the Spanish Securities Markets Commission (*Comisión Nacional del Mercado de Valores*). Accordingly, the common shares may not be offered in Spain except in circumstances which do not constitute a public offer of securities in Spain within the meaning of Article 30bis of the Spanish Securities Market Law, of 28 July 1988 (*Ley 24/1988, de 28 de julio, del Mercado de Valores*), as amended and restated, and supplemental rules enacted thereunder.

France

The common shares have not been and will not be offered or sold to the public in France (*"appel public à l'épargne"*), and no offering or marketing materials relating to the common shares must be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in the Republic of France.

The common shares may only be offered or sold in the Republic of France to qualified investors (*"investisseurs qualifies"*) and/or to a limited group of investors (*"cercle restreint d'investisseurs"*) as defined in and in accordance with Articles L.411-1 and L.411-2 of the French Code *monétaire et financier* and Decree n°98-880, dated October 1, 1998.

Prospective investors are informed that:

- this offering circular has not been submitted for clearance to the French financial market authority (*Autorité des Marchés Financiers*);
- in compliance with the Decree n° 8-880, dated October 1, 1998 any investors subscribing for the common shares should be acting for their own account; and
- the direct and indirect distribution or sale to the public of the common shares acquired by them may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 of the French Code *monétaire et financier.*

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

By purchasing common shares in Canada and accepting a purchase confirmation, a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that:

- the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws,
- where required by law, that the purchaser is purchasing as principal and not as agent,
- the purchaser has reviewed the text above under "Resale Restrictions," and
- the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common shares to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action — Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this offering circular during the period of distribution will have a statutory right of action for damages, or while still the owner of the common shares, for rescission against us and the selling shareholder in the event that this offering circular contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the common shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder will have no liability. In the case of an action for damages, we and the selling shareholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholder are located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets

of those persons are located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

Pinheiro Neto Advogados, Brazilian counsel to us and the selling shareholder, has advised us and the selling shareholder in connection with the offering, and will pass on the validity of the common shares. Shearman & Sterling LLP, U.S. counsel to us and the selling shareholder, will pass on certain legal matters for us and the selling shareholder. Machado, Meyer, Sendacz, Opice e Advogados, Brazilian counsel to the underwriters, and Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel to the underwriters, will pass on certain legal matters for the underwriters.

INDEPENDENT ACCOUNTANTS

The financial statements of the Company as of and for the years ended December 31, 2003, 2004 and 2005 included in this offering circular have been audited by Deloitte Touche Tohmatsu Auditores Independentes, independent accountants, as stated in their reports appearing herein.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Rossi Residencial S.A. is formed under the laws of the state of Brazil. All of our directors and officers and certain advisors named herein reside in Brazil. Substantially all of our assets and those of these other persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them or us in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Brazilian counsel, Pinheiro Neto Advogados, that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be, subject to the requirements described below, enforced in Brazil. A judgment against us, the selling shareholder or the persons described above obtained outside Brazil would be enforceable in Brazil without reconsideration of the merits, upon confirmation of that judgment by the Brazilian Superior Court of Justice. That confirmation will occur if the foreign judgment:

- fulfills all formalities required for its enforceability under the laws of the country where the foreign judgment is granted,
- is issued by a competent court after proper service of process on the parties, which service must be in accordance with Brazilian law if made in Brazil, or after sufficient evidence of the parties' absence has been given, as established pursuant to applicable law,
- is not subject to appeal,
- is for the payment of a determined sum of money,
- is authenticated by a Brazilian consular office in the country where the foreign judgment is issued and is accompanied by a sworn translation into Portuguese, and
- is not against Brazilian public policy, good morals, national sovereignty or public morality.

Notwithstanding the foregoing, we cannot assure you that confirmation will be obtained, that the process described above will be conducted in a timely manner or that Brazilian courts will enforce a monetary judgment for violation of the U.S. securities laws with respect to the common shares.

We have also been advised that:

- original actions based on the federal securities laws of the United States may be brought in Brazilian courts and that, subject to applicable law, Brazilian courts may enforce liabilities in such actions against us (provided that provisions of the federal securities laws of the United States do not contravene Brazilian policy, good morals or national sovereignty and provided further that Brazilian courts can assert jurisdiction over the particular action); and
- the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or of the selling shareholder, respectively, is limited by provisions of Brazilian law.

A plaintiff, whether Brazilian or non-Brazilian, who resides outside Brazil during the course of litigation in Brazil, must provide a bond to guarantee the payment of the defendant's legal fees and court expenses if the plaintiff owns no real property in Brazil that could secure that payment, except in the case of collection claims based on an instrument that may be enforced in Brazilian courts without the review of its merit *(título executivo extrajudicial)* or counterclaims as established under Article 836 of the Brazilian Code of Procedure. The bond must have a value sufficient to satisfy the payment of court fees and the defendant's attorney's fees, as determined by a Brazilian judge. This requirement does not apply to the enforcement of foreign judgments which have been duly confirmed by the Brazilian Superior Court of Justice.

WHERE YOU CAN FIND MORE INFORMATION

On February 13, 2006, our board of directors authorized the issuance and offering of the common shares as set forth in this offering circular and the Brazilian prospectus. The capital stock increase is expected to be ratified by the board of directors' meeting to be held on February 14, 2006. The offering of shares by the selling shareholder has also been approved at the special shareholders' meeting of the selling shareholder held on February 13, 2006.

We file annual and current reports and other information with the CVM. Copies of our latest audited consolidated annual financial statements and unaudited consolidated quarterly financial statements, if any, may be obtained, and copies of other information that we file, including our by-laws *(estatuto social)*, may be obtained free of charge on our website at http://www.rossiresidencial.com.br. We will also make available upon request all annual and current reports and other information that we file with the CVM. However, none of the information on our site, including the reports and other information filed with the CVM, is incorporated by reference in this offering circular.

We are not currently subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. Pursuant to the rules governing the *Novo Mercado*, we will eventually be required to make certain periodic disclosures in English. See "Description of Capital Stock-Disclosure Requirements — Periodical and Occasional Publication of Information."

Except as disclosed herein, there has been no material adverse change in our financial position on a combined basis since December 31, 2005, the date of our latest audited financial statements included in this offering circular.

INDEX TO FINANCIAL STATEMENTS

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A.

Financial Statements for the Years Ended
December 31, 2005, 2004 and 2003 and
Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Rossi Residencial S.A.
São Paulo — SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Rossi Residencial S.A. and subsidiaries as of December 31, 2005, 2004 and 2003, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Rossi Residencial S.A. and subsidiaries as of December 31, 2005, 2004 and 2003, and the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. The supplemental information included in the Attachment — Supplemental Data, related to the statements of cash flows, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been audited by us in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 26, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Ismar de Moura
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

BALANCE SHEETS
As of December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais — R$)

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
ASSETS						
CURRENT ASSETS						
Cash and banks	4,468	1,147	2,988	6,523	4,286	9,641
Cash investments	7,637	4,709	3,400	10,003	17,185	6,108
Accounts receivable	66,509	128,308	110,547	74,750	138,087	149,651
Real estate for sale	119,463	123,196	132,582	169,997	191,022	299,226
Prepaid expenses	13,518	15,540	16,430	19,841	25,605	28,244
Other assets	32,742	25,816	41,972	39,560	30,865	47,780
Total current assets	244,337	298,716	307,919	320,674	407,050	540,650
LONG-TERM ASSETS						
Accounts receivable	72,052	69,089	86,858	97,329	126,978	183,304
Cash investments	4,410	4,391	2,133	4,410	4,391	2,133
Escrow deposits	16,847	18,329	20,828	23,420	26,382	28,373
Deferred taxes	16,468	16,459	27,606	20,467	18,872	29,813
Related parties	—	—	—	—	—	4,508
Other assets	6,650	3,418	182	6,650	3,418	182
Total long-term assets	116,427	111,686	137,607	152,276	180,041	248,313
PERMANENT ASSETS						
Investments	57,608	82,932	126,456	2,134	1,544	1,484
Property and equipment, net	1,003	1,355	1,659	1,160	1,484	1,757
Intangible assets, net	3,118	2,086	1,624	3,257	2,186	1,676
Total permanent assets	61,729	86,373	129,739	6,551	5,214	4,917
TOTAL ASSETS	422,493	496,775	575,265	479,501	592,305	793,880
LIABILITIES AND SHAREHOLDERS' EQUITY						
CURRENT LIABILITIES						
Financing for construction — mortgage loans	6,498	37,094	47,371	7,218	41,627	92,366
Working capital loans	26,998	30,287	29,572	26,998	30,287	29,572
Accounts payable for land acquisition	10,537	5,025	8,626	17,442	23,214	45,799
Accounts payable, trade	2,974	5,319	6,541	4,623	7,590	11,118
Accrued salaries and related charges	2,534	2,581	3,315	2,830	2,872	3,551
Taxes payable	1,192	3,190	5,546	2,524	6,051	11,346
Dividends payable	—	7,713	4,796	—	7,713	4,796
Advances from customers	19,814	26,010	21,564	25,399	23,112	34,751
Related parties	—	—	37,701	—	—	37,701
Other accounts payable	12,668	14,480	28,441	6,671	7,233	16,799
Total current liabilities	83,215	131,699	193,473	93,705	149,699	287,799
LONG-TERM LIABILITIES						
Financing for construction — mortgage loans	4,657	10,453	9,731	5,400	22,815	17,014
Working capital loans	7,160	14,771	1,629	7,160	14,771	1,629
Accounts payable for land acquisition	15,998	8,654	13,022	29,747	40,979	85,908
Taxes payable	22,082	22,082	22,082	28,539	28,473	27,356
Related parties	19,912	27,530	29,168	25,009	19,262	28,076
Deferred taxes	3,791	4,320	13,512	5,446	6,441	15,098
Total long-term liabilities	73,600	87,810	89,144	101,301	132,741	175,081
MINORITY INTEREST	—	—	—	18,817	32,599	38,352
SHAREHOLDERS' EQUITY						
Capital	230,732	230,732	230,732	230,732	230,732	230,732
Legal reserve	3,928	4,893	5,902	3,928	4,893	5,902
Reserve for profit retention	31,018	41,641	56,014	31,018	41,641	56,014
Total shareholders' equity	265,678	277,266	292,648	265,678	277,266	292,648
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	422,493	496,775	575,265	479,501	592,305	793,880

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
For the Years Ended December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais — R$, except earnings per share)

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
GROSS REVENUES						
Revenues from sales of properties and services	138,034	220,781	250,986	189,587	331,826	418,740
Taxes on sales and services	(8,413)	(10,833)	(9,199)	(9,933)	(14,195)	(14,798)
NET REVENUES	129,621	209,948	241,787	179,654	317,631	403,942
COST OF SALES AND SERVICES	(108,744)	(148,864)	(170,170)	(138,523)	(219,252)	(288,310)
GROSS PROFIT	20,877	61,084	71,617	41,131	98,379	115,632
OPERATING INCOME (EXPENSES)						
Administrative	(22,484)	(20,687)	(26,100)	(27,641)	(26,406)	(29,998)
Selling	(17,404)	(28,672)	(31,404)	(21,853)	(36,245)	(45,685)
Depreciation and amortization	(1,702)	(1,684)	(1,338)	(1,791)	(1,772)	(1,417)
Financial expenses, net	(5,692)	(11,568)	(20,587)	(5,742)	(10,457)	(19,247)
Income from customer financing	5,938	6,000	7,263	8,378	7,255	7,263
Equity in subsidiaries	5,612	14,961	16,305		—	—
Employee profit sharing	—	—	(173)		—	(173)
Other operating income (expenses)	—	38	1,276	(1,917)	(2,513)	482
INCOME (LOSS) FROM OPERATIONS	(14,855)	19,472	16,859	(9,435)	28,241	26,857
NONOPERATING INCOME (LOSS)	(748)	435	2,999	(663)	2,589	2,962
INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(15,603)	19,907	19,858	(10,098)	30,830	29,819
PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	9,346	(606)	320	6,658	(5,007)	(3,229)
PROFIT SHARING REVERSAL						
Management	114	—	—	114	—	—
INCOME (LOSS) BEFORE MINORITY INTEREST	(6,143)	19,301	20,178	(3,326)	25,823	26,590
MINORITY INTEREST		—	—	(2,817)	(6,522)	(6,412)
NET INCOME (LOSS)	(6,143)	19,301	20,178	(6,143)	19,301	20,178
EARNINGS (LOSS) PER SHARE OUTSTANDING AT YEAR END — R$	$ (0.02)	0.05	0.05			

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais — R$)

		Profit Reserves			
	Capital	Legal Reserve	Reserve for Profit Retention	Retained Earnings	Total
BALANCES AS OF DECEMBER 31, 2002	150,732	3,928	37,161	—	191,821
Net loss	—	—	—	(6,143)	(6,143)
Proposed allocation of net loss:					
Reserve for profit retention	—	—	(6,143)	6,143	—
Capital contribution	80,000	—	—	—	80,000
BALANCES AS OF DECEMBER 31, 2003	230,732	3,928	31,018	—	265,678
Net income	—	—	—	19,301	19,301
Proposed allocation of net income:					
Legal reserve	—	965	—	(965)	—
Payment of dividends	—	—	—	(7,713)	(7,713)
Reserve for profit retention	—	—	10,623	(10,623)	—
BALANCES AS OF DECEMBER 31, 2004	230,732	4,893	41,641	—	277,266
Net income	—	—	—	20,178	20,178
Proposed allocation of net income:					
Legal reserve	—	1,009	—	(1,009)	—
Payment of dividends	—	—	—	(4,796)	(4,796)
Reserve for profit retention	—	—	14,373	(14,373)	—
BALANCES AS OF DECEMBER 31, 2005	230,732	5,902	56,014	—	292,648

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
For the Years Ended December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais — R$)

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
SOURCES OF FUNDS						
From operations		—	—	—	15,225	20,050
Increase in long-term loans and financing	—	10,957	—		20,369	4,977
Increase in long-term accounts payable for land acquisition	—	—	3,651	18,928	8,676	42,432
Increase in long-term related parties	16,832	7,618	1,638	21,929	—	4,306
Tranfers from long-term assets to current assets	48,938	—	5,494	45,686	—	5,494
Other sources	6,090	5,995	—	4,678	3,165	—
Minority interest	—	—	—	—	7,259	(659)
	71,860	24,570	10,783	91,221	39,469	56,550
Total sources	71,860	24,570	10,783	91,221	54,694	76,600
USES OF FUNDS						
In operations	31,309	1,668	676	29,306	—	—
Increase in long-term accounts receivable	—	(21,399)	5,878	—	6,823	42,301
Escrow deposits		1,482	2,499	1,039	2,962	1,991
Increase in property and equipment	74	597	557	97	604	557
Increase in intangible assets	281	407	628	300	422	627
Increase in investments	2,531	20,144	31,151	1,026	42	815
Proposed dividends	—	7,713	4,796	—	7,713	4,796
Transfers from long-term liabilities to current liabilities	—	8,063	17,169	—	5,746	23,920
Other	—	—	—		—	6,093
	2,886	17,007	62,678	2,462	24,312	81,100
Total uses	34,195	18,675	63,354	31,768	24,312	81,100
INCREASE (DECREASE) IN WORKING CAPITAL	37,665	5,895	(52,571)	59,453	30,382	(4,500)
REPRESENTED BY						
Increase in current assets	32,213	54,379	9,203	50,595	86,377	133,600
Increase in current liabilities	5,452	(48,484)	(61,774)	8,858	(55,995)	(138,100)
INCREASE (DECREASE) IN WORKING CAPITAL	37,665	5,895	(52,571)	59,453	30,382	(4,500)
Statement of funds provided by (used in) operations						
Net income (loss)	(6,143)	19,301	20,178	(6,143)	19,301	20,178
Items not affecting working capital						
Deferred taxes	(9,390)	537	(1,955)	(8,078)	2,591	(2,284)
Equity in subsidiaries	(5,612)	(14,961)	(16,305)	—	—	—
Net monetary variations on long-term items	(12,498)	(15,248)	(7,869)	(20,701)	(15,593)	(6,552)
Minority interest	—	—	—	3,193	6,522	6,412
Cost of investments sold	—	6,387	3,458	—	—	—
Goodwill amortization	632	632	474	632	632	875
Depreciation and amortization	1,702	1,684	1,343	1,791	1,772	1,421
Total funds provided by (used in) operations	(31,309)	(1,668)	(676)	(29,306)	15,225	20,050

The accompanying notes are an integral part of these financial statements.

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the Years Ended December 31, 2003, 2004 and 2005
(Amounts in thousands of Brazilian reais — R$)

1. OPERATIONS

Rossi Residencial S.A. (the "Company") is engaged in the development, construction and sale of residential and commercial properties, tracts of land, and the provision of civil engineering services.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in accordance with Brazilian accounting practices, as follows:

a) Cash investments

Represented by bank certificates of deposit and savings accounts, stated at cost plus income earned through the balance sheet dates.

b) Real estate for sale

Stated at construction or acquisition costs, which are lower than market value.

c) Allowance for doubtful accounts

Recognized when applicable based on management's evaluation as to possible losses on realization of receivables.

d) Investments

Equity in subsidiaries is accounted for under the equity method. Other investments are stated at cost. Goodwill on investments is amortized using the same criterion for recognizing income from developments, as mentioned in item (g).

e) Property and equipment

Stated at acquisition cost, less depreciation calculated under the straight-line method based on the estimated useful lives of the assets.

f) Intangible assets

Represented by costs related to the acquisition and development of software, and projects under development, amortized over five years under the straight-line method from the time benefits begin to be generated.

g) Recognition of revenue from development and sale of real estate

For installment sales of a completed unit, revenue is recognized at the time the sale is performed, regardless of the term for receipt of the amount established by contract.

Fixed-rate interest is recognized in income under the accrual basis, regardless of its receipt.

For sales of uncompleted units, revenue is recognized in accordance with criteria established by Resolution No. 963/03 of the Federal Accounting Council (CFC), detailed below:

(i) sales revenues, costs of tracts of land and construction and selling expenses related to the respective developments are recognized in income under the percentage of completion method, where the percentage is measured in proportion to the cost incurred in relation to the total estimated cost of the respective projects; and

(ii) sales revenues computed in accordance with item (i), including monetary restatement, net of installments already received, are recorded as accounts receivable or advances from customers, according to the ratio between recorded revenues and received amounts.

h) Capitalized interest

Interest on loans directly related to property development is capitalized as cost of real estate for sale, in the case of units for sale, and as prepaid expenses, in the case of units sold, for future allocation to income, in accordance with the percentage of completion method of accounting for each project.

i) Income and social contribution taxes

Income and social contribution tax bases are calculated in accordance with the criteria established by the tax law in effect. Deferred taxes are based on the criteria discussed in Note 17.

j) Accounting estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts (for example, reserves for contingencies, allowances for doubtful accounts, etc.). Actual results could differ from those estimates.

k) Earnings (loss) per share

Calculated based on the number of shares outstanding at the balance sheet dates.

l) Comparability of financial statements

The financial statements for the years ended December 31, 2003 and 2004 have been reclassified, when applicable, for comparative purposes, due to the change in the criterion for recognizing 2005 real estate transactions in balance sheet accounts, for full compliance with Resolution No. 963/03 of the CFC, as detailed in Note 19.

m) Presentation of financial statements

The balances and the amounts of the financial statements are being presented in inverse order to that usually adopted, with the objective of conforming with the order adopted in the Offering Circular of Rossi Residencial S.A.

3. CONSOLIDATION CRITERIA

The consolidated financial statements include the accounts of the Company and its subsidiaries, detailed in Note 8. In consolidation, investments in subsidiaries, intercompany balances and transactions, and unrealized intercompany profit have been eliminated. Minority interest is shown in a separate caption in the consolidated financial statements.

The investments in which the Company is in charge of the real estate and financial management of its projects and of the construction of the buildings were fully consolidated.

4. ACCOUNTS RECEIVABLES

Summarized as follows:

	2003			2004			2005		
Company	Current	Long-term	Total	Current	Long-term	Total	Current	Long-term	Total
Accounts receivables for property development	80,907	87,651	168,558	154,890	83,402	238,292	130,101	102,222	232,323
Unearned income	(14,398)	(15,599)	(29,997)	(26,582)	(14,313)	(40,895)	(19,554)	(15,364)	(34,918)
	66,509	72,052	138,561	128,308	69,089	197,397	110,547	86,858	197,405

	2003			2004			2005		
Consolidated	Current	Long-term	Total	Current	Long-term	Total	Current	Long-term	Total
Accounts receivables for property development	92,627	119,149	211,776	170,021	152,290	322,311	174,733	207,505	382,238
Unearned income	(17,877)	(21,820)	(39,697)	(31,934)	(25,312)	(57,246)	(25,082)	(24,201)	(49,283)
	74,750	97,329	172,079	138,087	126,978	265,065	149,651	183,304	332,955

a) Accounts receivables for property development

The accounts receivables for completed properties updated according to the contracts, as follows:

- Up to delivery of the keys for property units sold, based on the National Civil Construction Index (INCC).

- After delivery, based on the General Market Price Index (IGP-M), plus interest of 12% per year.

b) Unearned income

Represents the portion of accounts receivables related to interest to be accrued in future periods.

The allowance for doubtful accounts was not recognized as of December 31, 2003, 2004 and 2005, considering that the accounts receivables are collateralized by the negotiated properties.

As established by Resolution No. 963/03 of the CFC, accounts receivables must be recorded up to the amount of revenue recognized in the period, and the received amounts higher than the recognized amounts must be recorded as advances from customers. As of December 31, 2003, 2004 and 2005, advances from customers arising from the application of this criterion are R$19,814 (R$25,399 consolidated), R$26,010 (R$23,112 consolidated) and R$21,564 (R$34,751 consolidated), respectively, and are classified in current liabilities under the caption "Advances from customers".

5. REAL ESTATE FOR SALE

Represented by apartments, homes and commercial units to be sold, land for future development and materials to be used in construction, as follows:

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Completed units	9,816	16,524	18,048	11,523	18,592	34,403
Units under construction	51,718	55,668	70,932	76,033	112,891	97,879
Lands for future development	56,671	48,986	41,674	81,134	56,969	163,510
Materials	1,258	2,018	1,928	1,307	2,570	3,434
	119,463	123,196	132,582	169,997	191,022	299,226

The book value of land of a development is transferred to "Units under construction" at the time the development is launched.

6. ESCROW DEPOSITS

Escrow deposits, representing legal deposits in connection with litigation (Note 13), consist of the following:

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Cofins (tax on revenue)	12,140	13,837	15,485	16,284	18,238	19,159
PIS (tax on revenue)	4,203	4,273	4,122	5,548	5,687	5,279
Other	504	219	1,221	1,588	2,457	3,935
	16,847	18,329	20,828	23,420	26,382	28,373

7. OTHER ASSETS

Represented by:

7.1 Other assets — current

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Notes receivable	—	690	2,326	—	990	2,585
Accounts receivable	6,707	6,057	16,921	7,547	6,659	17,460
Advances to suppliers	4,556	8,253	10,283	5,900	10,331	11,972
Recoverable taxes	1,177	859	1,068	3,927	2,541	4,290
Assignment of receivables	16,009	6,376	3,302	16,009	6,376	3,302
Transfer from customers	2,022	2,660	4,098	2,022	2,710	4,147
Other	2,271	921	3,974	4,155	1,258	4,024
	32,742	25,816	41,972	39,560	30,865	47,780

a) Accounts receivable

Refer to receivables from consortiums.

b) Assignment of receivables

	Company and Consolidated		
	2003	2004	2005
Accounts receivable from customers assigned to financial institutions	22,079	10,366	5,117
Advances on assignments	(6,070)	(3,990)	(1,815)
	16,009	6,376	3,302

c) Transfer from customers

Represented by funds to be released, arising from transfer of bank financing.

7.2 Other assets — long-term

	Company and Consolidated		
	2003	2004	2005
Accounts receivable from customers assigned to financial institutions	11,898	5,294	280
Advances on assignments	(5,248)	(1,876)	(98)
	6,650	3,418	182

8. INVESTMENTS

	2003				Investment Balances 2003	
	Adjusted Shareholders' Equity	Adjusted Net Income (loss)	Equity Interest %	Equity in Subsidiaries	Company	Consolidated
SCP Campinas	43	—	99.99	—	43	—
Rossi-GNO Incorporadora Ltda.	3,453	1,308	70.00	916	2,417	—
Rossi Securities Ltda.	1,033	105	99.99	105	1,034	—
Rossi Trust e Participações Ltda.	2,577	1,107	99.99	1,107	2,578	—
Dália Empreendimentos Imobiliários Ltda.	11,047	1,399	50.00	699	5,523	—
Rossi — AEM Incorporadora Ltda.	11,166	1,869	50.00	935	5,583	—
Orquídea Incorporadora Ltda.	2,446	1,301	99.99	1,301	2,446	—
Caliandra Incorporadora Ltda.	23	21	99.95	21	23	—
Gardênia Participações S.A.	6,823	1,668	50.00	834	3,412	—
Begônia Incorporadora Ltda.	—	(2)	99.95	(2)	—	—
Hibisco Incorporadora Ltda.	27	25	50.00	13	14	—
LT Incorporadora Ltda.	17	16	50.00	8	9	—
Scon Rossi Incorporadora S.A.	375	(1)	50.00	—	187	—
América Properties S.A.	20,120	465	99.99	465	20,120	—
Gerânio Incorporadora Ltda.				—	—	—
Other				(790)	3,183	—
Goodwill in investments				—	1,895	2,924

	2003				Investment Balances 2003	
	Adjusted Shareholders' Equity	Adjusted Net Income (loss)	Equity Interest %	Equity in Subsidiaries	Company	Consolidated
Amortization of goodwill				—	(790)	(790)
Advances for future capital increase:						
América Properties S.A.				—	4,417	—
LT Incorporadora Ltda.				—	433	—
Orquídea Incorporadora Ltda.				—	329	—
Gardênia Participações S.A.				—	900	—
Begônia Incorporadora Ltda.				—	1,143	—
Caliandra Incorporadora Ltda.				—	1,408	—
Rossi Securities Ltda.				—	1,071	—
Hibisco Incorporadora Ltda.				—	230	—
				5,612	57,608	2,134

	2004				Investment Balances 2004	
	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Equity Interest %	Equity in Subsidiaries	Company	Consolidated
SCP Campinas	43	—	99.99	—	43	—
SCP Verona	18	(8)	50.00	(4)	9	—
SCP Guarujá	812	(466)	92.00	(429)	747	—
Rossi-GNO Incorporadora Ltda.	4,385	931	70.00	652	3,069	—
Rossi Securities Empreendimentos Imobiliários S.A.(1)	1,296	798	35.00	901	337	—
Rossi Trust e Participações Ltda.	4,500	1,923	99.99	1,923	4,500	—
Dália Empreendimentos Imob. Ltda.	14,735	1,895	50.00	948	7,367	—
Rossi — AEM Incorporadora Ltda.	12,462	1,296	50.00	648	6,231	—
Orquídea Incorporadora Ltda.	2,478	31	99.99	31	2,478	—
Caliandra Incorporadora Ltda.	1,658	1,088	99.95	1,088	1,657	—
Gardênia Participações S.A.	12,204	(770)	50.00	(385)	6,102	—
Begônia Incorporadora Ltda.	290	290	99.95	290	290	—
Hibisco Incorporadora Ltda.	876	848	50.00	424	438	—
LT Incorporadora Ltda.	1,108	1,091	50.00	545	554	—
Scon Rossi Incorporadora S.A.	1,306	931	50.00	466	653	—
América Properties S.A.	35,882	4,568	99.99	4,568	35,882	—
São Ferdinando Constr. Adm. Ltda.	—	(2)	99.95	(2)	—	—
Rossi Montante Incorporadora S.A.	525	523	70.00	366	367	—
Rossi Incorporação e Constr. S.A.	153	143	99.99	143	153	—
Rossi Empreendimentos Imobiliários S.A.	30	20	99.99	20	30	—
Bromélia Incorporadora S.A.	—	(1)	99.95	(1)	1	—
Girassol Incorporadora S.A.	1,907	(147)	50.00	(74)	953	—
Pantai Desenvolvimento Imob. S.A.	1,050	1,048	99.95	1,047	1,050	—

	2004				Investment Balances 2004	
	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Equity Interest %	Equity in Subsidiaries	Company	Consolidated
América Piqueri Incorporadora S.A.	11,673	8,983	20.00	1,796	2,335	—
Other					44	42
Goodwill on investments					1,895	2,924
Goodwill amortization					(1,422)	(1,422)
				14,961	75,763	1,544
Advances for future capital increase:						
América Properties S.A.				—	—	—
Gardênia Participações S.A.				—	—	—
Hibisco Incorporadora Ltda.				—	282	—
LT Incorporadora Ltda.				—	434	—
Orquídea Incorporadora Ltda.				—	570	—
Begônia Incorporadora Ltda.				—	2,231	—
Caliandra Incorporadora Ltda.				—	734	—
Rossi Securities Empreend. Imob. S.A.				—	—	—
São Ferdinando Constr. Adm. Ltda.				—	521	—
Rossi Montante Incorporadora S.A.				—	962	—
Pantai Desenvolvimento Imob. S.A.				—	812	—
Atmosfera Desenv. Imob. S.A.				—	105	—
Scon Rossi Incorporadora S.A.				—	44	—
Guapuruvu Desenv. Imob. S.A.				—	474	—
				—	7,169	—
				14,961	82,932	1,544

	2005				Investment Balances 2005	
	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Equity Interest %	Equity in Subsidiaries	Company	Consolidated
Acer Participação S.A.	518	366	99.99	366	518	—
América Piqueri Incorporadora S.A.	8,000	(3,673)	20.00	(735)	1,600	—
América Properties S.A.	19,738	1,209	99.99	1,209	19,738	—
Barão do Café Empreendimentos Imobiliários S.A.	47	46	50.00	23	24	—
Begônia Incorporadora Ltda.	4,687	4,397	99.95	4,395	4,685	—
Bosque Rio Branco Empreendimentos S.A.	2,461	—	99.99	—	2,461	—
Calendula Desenvolvimento Imobiliário S.A.	917	—	70.00	—	642	—
Caliandra Incorporadora Ltda.	2,750	1,092	99.95	1,092	2,749	—
Dália Empreendimentos Imob. Ltda.	12,973	1,953	50.00	977	6,487	—

	2005				Investment Balances	
					2005	
	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Equity Interest %	Equity in Subsidiaries	Company	Consolidated
Gaia Desenvolvimento Imobiliário S.A.	79	77	99.95	77	79	—
Gardênia Participações S.A.	7,728	444	50.00	222	3,864	—
Girassol Incorporadora S.A.	2,681	116	99.99	116	2,681	—
Gramínea Desenvolvimento Imobiliário S.A.	2,102	—	50.00	—	1,051	—
Gramínea Empreendimentos S.A.	917	—	50.00	—	459	—
Guazuma Empreendimentos S.A.	990	—	33.33	—	330	—
Hibisco Incorporadora Ltda.	2,236	1,361	50.00	680	1,118	—
Horizonte Empreendimentos S.A.	1,658	—	99.95	—	1,657	—
Iguatemi Porto Alegre Des. Imobiliário S.A.	7,091	—	99.99	—	7,091	—
Image Empreendimentos S.A.	456	—	99.95	—	456	—
LT Incorporadora Ltda.	3,857	2,999	50.00	1,500	1,929	—
Natura Recreio Des. Imobiliário S.A.	496	(154)	50.00	(77)	248	—
Orquídea Incorporadora Ltda.	2,552	74	99.99	74	2,552	—
Pantai Desenvolvimento Imob. S.A.	938	(112)	99.95	(112)	938	—
Pátio das Alamedas Empreendimentos S.A.	87	86	50.00	43	43	—
Peônia Empreendimentos S.A.	45,768	—	33.70	—	15,424	—
Praça Capital Desenvolvimento Imobiliário S.A.	2,506	968	70.00	678	1,754	—
Praça Capital Empreendimentos S.A.	182	181	70.00	127	128	—
Praça Capital Negócios Imobiliários S.A.	1,117	(789)	70.00	(553)	782	—
Reserva Petrópolis Empreendimentos S.A.	899	897	99.90	897	898	—
Rossi AEM Incorporadora Ltda.	13,327	1,545	50.00	773	6,663	—
Rossi Empreendimentos Imobiliários S.A.	86	56	99.99	56	86	—
Rossi GNO Incorporadora Ltda.	4,638	692	99.99	692	4,638	—
Rossi Montante Incorporadora S.A.	1,963	903	70.00	632	1,374	—
Rossi Securities Empreend. Imob. S.A.	2,448	1,486	35.00	520	857	—
Rossi Trust e Participações Ltda.	4,206	(295)	99.99	(295)	4,206	—
Santa Felicidade Empreendimentos S.A.	28	26	70.00	19	20	—
Santa Felicidade Incorporadora S.A.	423	96	70.00	67	296	—
Scon Rossi Incorporadora S.A.	5,280	3,975	50.00	1,987	2,640	—
SCP Campinas	43	—	99.99	—	43	—
Sibipuruna Empreendimentos S.A.	6,493	—	99.99	—	6,493	—
Vivanti Desenvolvimento Imobiliário S.A.	857	855	99.95	855	857	—
Other				—	79	28

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS — (Continued)

	2005				Investment Balances	
					2005	
	Adjusted Shareholders' Equity	Adjusted Net Income (Loss)	Equity Interest %	Equity in Subsidiaries	Company	Consolidated
Goodwill on investments				—	829	1,456
				16,305	111,467	1,484
Advances for future capital increase:						
Alpinia Desenvolvimento Imobiliário S.A.				—	1,757	—
Begônia Incorporadora Ltda.				—	3,862	—
Calendula Desenvolvimento Imobiliário S.A.				—	8	—
Flor de Abril Des. Imobiliário S.A.				—	81	—
Guazuma Empreendimentos S.A.				—	100	—
LT Incorporadora Ltda.				—	434	—
Pantai Desenvolvimento Imob. S.A.				—	959	—
Peônia Empreendimentos Imobiliários S.A.				—	305	—
Porto Paradiso Incorporadora S.A.				—	1,601	—
Praça Capital Negócios Imobiliários S.A.				—	679	—
Rossi Montante Incorporadora S.A.				—	2,974	—
Scon Rossi Incorporadora S.A.				—	44	—
Vivanti Desenvolvimento Imobiliário S.A.				—	2,185	—
				—	14,989	—
				16,305	126,456	1,484

Special partnerships (SCP) and other investees have the specific purpose of carrying out property developments for the construction and sale of residential and commercial properties, similar to the Company.

The financial statements of subsidiaries, used for determining equity in subsidiaries and for consolidation purposes, have been adjusted to comply with the accounting practices adopted by the Company, as described in Note 2.

9. PROPERTY AND EQUIPMENT

Composed of:

	Annual Depreciation Rate %	Company			Consolidated		
		2003	2004	2005	2003	2004	2005
Machinery and equipment	10	5	423	632	5	423	632
Furniture and fixtures	10	236	236	232	350	352	348
Installations	10	311	311	593	311	311	593
IT equipment	20	1,112	1,262	1,332	1,250	1,405	1,475
Vehicles	20	—	32	32	—	32	32
Telephone line use rights	—	80	80	80	94	94	94
Trademarks and patents	—	108	108	108	119	119	119
Works of art	—	6	6	6	6	6	6
		1,858	2,458	3,015	2,135	2,742	3,299
Accumulated depreciation		(855)	(1,103)	(1,103)	(975)	(1,258)	(1,542)
		1,003	1,355	1,659	1,160	1,484	1,757

10. INTANGIBLE ASSETS

Represented by:

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Costs for projects under development	1,177	1,177	1,177	1,177	1,177	1,177
Software	6,121	6,528	7,156	5,960	6,838	7,465
Accumulated amortization	(4,180)	(5,619)	(6,709)	(2,858)	(5,829)	(6,966)
	3,117	2,086	1,624	4,278	2,186	1,676

11. LOANS AND FINANCING

Represented by:

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Current:						
Mortgage loans	6,498	37,094	47,371	7,218	41,627	92,366
Working capital loans	26,132	30,287	29,572	26,132	30,287	29,572
Financial instruments	338	—	—	338	—	—
BNDES	528	—	—	528	—	—
	33,496	67,381	76,943	34,216	71,914	121,938

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Long-term:						
Mortgage loans	9,731	10,453	9,731	17,014	22,815	17,014
Working capital loans	1,629	14,771	1,629	1,629	14,771	1,629
	11,360	25,224	11,360	18,643	37,586	18,643

a) Mortgage loans

Loans for financing the construction of real estate, subject to interest ranging from 12% to 18% per year, restated based on the TR (a managed prime rate) and payable in installments through 2008. These loans are collateralized by mortgages on the underlying real estate.

b) Working capital loans

These loans are subject to interest at rates ranging from 4.9% to 6.16% per year, plus monetary variation, when applicable, and are payable in installments maturing through 2007. These loans are collateralized by receivables with maturities over one year and promissory notes of majority shareholders (see item (d) Collaterals).

c) Consolidated schedule of maturities

The table below shows the consolidated schedule of maturities of loans and financing as of December 31, 2005:

Year	R$
2007	18,520
2008	123
Total	18,643

d) Collaterals

Loans and financing are collateralized by:

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Pledge of accounts receivable	14,098	29,206	15,655	14,098	29,206	15,655
Mortgages on properties under mortgage loans	11,155	47,547	57,102	12,618	64,442	109,380
Promissory notes of majority shareholders	20,060	15,852	15,546	20,060	15,852	15,546
	45,313	92,605	88,303	46,776	109,500	140,581

12. ACCOUNTS PAYABLE FOR LAND ACQUISITION

As of December 31, 2003, represented by land purchase contracts for property development. Of the total of R$26,536 (R$47,189, consolidated), the amount of R$11,179 (R$0, consolidated) will be settled through share in the revenue from the development launched in the related land. The remaining amount of $26,535 (R$36,010, consolidated) will be paid in cash, monetarily restated.

As of December 31, 2004, represented by land purchase contracts for property development. Of the total of R$26,536 (R$47,189, consolidated), the amount of R$10,035 (R$42,432, consolidated) will be settled through share in the revenue from the development launched in the related land. The remaining amount of $3,644 (R$21,760, consolidated) will be paid in cash, monetarily restated.

As of December 31, 2005, represented by land purchase contracts for property development. Of the total of R$21,648 (R$131,707, consolidated), the amount of R$10,835 (R$77,641, consolidated) will be settled through share in the revenue from the development launched in the related land. The remaining amount of $10,813 (R$54,066, consolidated) will be paid in cash, monetarily restated.

13. TAXES PAYABLE

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Current Cofins	1,253	2,185	495	1,363	2,957	1,647
Cofins contingency	17,563	18,334	18,334	22,225	23,009	22,150
Current PIS	525	475	108	542	636	356
PIS contingency	3,750	3,748	3,748	4,650	4,653	4,491
Accrued social contribution tax	16	32	8	293	521	938
IRPJ (corporate income tax)	27	45	3,728	675	1,061	5,826
Tax Debt Refinancing Program (Refis)	—	—	—	1,020	968	887
Other taxes	140	453	1,207	295	719	2,407
	23,274	25,272	27,628	31,063	34,524	38,702
Current	1,192	3,190	5,546	2,524	6,051	11,346
Long-term	22,082	22,082	22,082	28,539	28,473	27,356

The Company is challenging the constitutionality of federal taxes (COFINS and PIS), especially as regards the expansion of the tax bases and tax levy on sales revenues, prior to Law No. 9718/98, for which there are escrow deposits (Note 6). The Company has accrued such taxes based on the chances of loss according to the opinion of legal counsel.

Tax Debt Refinancing Program (Refis)

On January 12, 2001, the subsidiary América Properties S.A. opted for the REFIS Program.

The balance due as of December 31, 2003, 2004 and 2005, included in the REFIS Program, is R$1,020, R$968 and R$887, respectively, resulting from payables to the São Paulo Municipal Government (property transfer tax [ITBI]).

The Company requested payment in 120 monthly installments, with 62 installments remaining as of December 31, 2005. The amounts payable are recorded in current and long-term liabilities.

14. OTHER ACCOUNTS PAYABLE

Composed of:

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Payables from contract terminations	2,426	2,559	4,899	2,601	2,751	6,235
Accounts payable	8,278	9,515	19,454	1,838	1,901	5,136
Contractual retentions with suppliers....	1,638	2,160	3,042	1,886	2,335	4,382
Reserve for contingencies	326	246	1,046	346	246	1,046
	12,668	14,480	28,441	6,671	7,233	16,799

a) Payables from contract terminations

Represented by letters of credit issued to customers as a result of sales contract terminations. The letters are valid for three years and can be utilized by the assignee for the purchase of another real estate unit from the Company. The letters are nontransferable and expire after the aforementioned term, when the amounts revert to the Company. Balances are monetarily restated pursuant to the contract clauses.

b) Accounts payable

Amounts to be passed on to consortiums, related parties and financial institutions, from collection of installments from customers and assignment of receivables.

c) Reserve for contingencies

Recognized in an amount considered sufficient by management to cover probable losses on ongoing labor and civil lawsuits, based on the opinion of its legal counsel.

15. RELATED-PARTY TRANSACTIONS

The balances of transactions with related parties are as follows:

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Advances for future capital increase — Assets	9,931	7,169	14,989	—	—	—
Receivables from sales of tracts of land — Assets	—	580	355	—	580	355
Payables referring to the acquisition of equity interests in December 2005 based on prices supported by third-party assessments — Current liabilities	—	—	37,701	—	—	37,701
Payables to individuals and related parties referring to checking account credits, under market conditions — long-term liabilities	19,912	27,530	29,168	25,009	19,262	28,076
Financial expenses on the amounts payable mentioned above — Statement of Income	3,080	1,859	615	3,686	2,251	615
Expenses on planning, legal and other services — Statement of Income	883	982	1,045	883	982	1,045
Receivables for sale of properties, in prior periods, under market terms and conditions — Assets	—	734	1,842	—	5,738	2,251
Effect of above sales transactions:						
Revenue from sales — Statement of Income	—	5,694	5,608	—	9,202	9,881
Cost of assets — Statement of Income	—	(2,895)	(2,297)	—	(4,910)	(5,549)
Equity in subsidiaries — Statement of Income	—	1,493	1,721	—	—	—
Negative goodwill on assignment of receivables — Statement of Income	—	—	(675)	—	—	(675)

16. SHAREHOLDERS' EQUITY

a) Capital

As of December 31, 2003, 2004 and 2005, capital is R$230,732, represented by 386,814,516 registered common shares. Authorized capital is represented by 986,814,516 common shares.

b) Profit reserves and dividends

As of December 31, 2004 and 2005, a legal reserve of R$965 and R$1,009, respectively, equivalent to 5% of net income for the year was recognized, in conformity with legal and statutory requirements.

The calculation of proposed dividends is as follows:

	2004	2005
Net income	10,301	20,178
Legal reserve of 5%	(965)	(1,009)
Calculation basis	18,336	19,169
Dividends provided for in bylaws (%)	25%	25%
	4,584	4,792
Additional	3,129	4
Proposed dividends	7,713	4,796

The Company's management will propose to the Annual Shareholders' Meeting the approval of the allocation of retained earnings in the amount of R$14,373 as retention of profits for reinvestment in its operations, according to the investment plan.

17. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred income and social contribution taxes (Company and consolidated) included in the financial statements arise from temporary differences and tax loss carryforwards, in assets, and differences in criteria for recording income and expenses under the cost incurred method and criteria used for tax purposes, in liabilities. Management of the Company and its subsidiaries, based on projected future results, estimate realization within five years.

As of December 31, 2005, the Company has tax loss carryforwards to be utilized against income tax in the amount of R$60,818, and against social contribution tax in the amount of R$63,010 (R$63,402 and R$65,594, respectively, consolidated). The balance of temporary differences is R$19,797 (R$23,705, consolidated).

Additionally, as of December 31, 2005, R$39,743 (R$44,406, consolidated) represents amounts recorded in income under the cost incurred method and which will be subject to taxation in future periods.

The calculation of deferred and current taxes for 2003, 2004 and 2005 is as follows:

	2003					
	Company			Consolidated		
	December 31, 2003	December 31, 2002	Variation	December 31, 2003	December 31, 2002	Variation
Deferred income and social contribution taxes — assets:						
On tax loss carryforwards	9,768	9,795	(27)	10,743	12,130	(1,387)
On temporary differences — taxes (Note 13)	6,700	6,736	(36)	9,724	8,179	1,545
	16,468	16,531	(63)	20,467	20,309	158
Deferred income and contribution taxes — liabilities:						
On difference between revenue taxed on the cash basis (Regulatory Instruction No. 84/79) and the amount according to the completion of the project	3,791	13,244	9,453	5,446	13,366	7,920
Deferred taxes, net			9,390			8,078
Current income and social contribution tax expenses			(44)			(1,420)
Income and social contribution taxes credited (charged) to income			9,346			6,658

	2004					
	Company			Consolidated		
	December 31, 2004	December 31, 2003	Variation	December 31, 2004	December 31, 2003	Variation
Deferred income and social contribution taxes — assets:						
On tax loss carryforwards	9,728	9,768	(40)	10,646	10,743	(97)
On temporary differences — taxes (Note 13)	6,731	6,700	31	8,226	9,724	(1,498)
	16,459	16,468	(9)	18,872	20,467	(1,595)
Deferred income and contribution taxes — liabilities:						
On difference between revenue taxed on the cash basis (Regulatory Instruction No. 84/79) and the amount according to the completion of the project	4,320	3,791	(529)	6,441	5,446	(995)
Deferred taxes, net			(538)			(2,590)
Current income and social contribution tax expenses			(68)			(2,417)
Income and social contribution taxes credited (charged) to income			(606)			(5,007)

	2005					
	Company			Consolidated		
	December 31, 2005	December 31, 2004	Variation	December 31, 2005	December 31, 2004	Variation
Deferred income and social contribution taxes — assets:						
On tax loss carryforwards	20,875	9,728	11,147	21,753	10,646	11,107
On temporary differences — taxes (Note 13)	6,731	6,731	—	8,060	8,226	(166)
	27,606	16,459	11,147	29,813	18,872	10,941
Deferred income and contribution taxes — liabilities:						
On difference between revenue taxed on the cash basis (Regulatory Instruction No. 84/79) and the amount according to the completion of the project	13,512	4,320	(9,192)	15,098	6,441	(8,657)
Deferred taxes, net			1,955			2,284
Current income and social contribution tax expenses			(1,635)			(5,513)
Income and social contribution taxes credited (charged) to income			320			(3,229)

Deferred income and social contribution taxes were calculated at the combined rate of 34%.

As of December 31, 2005, Management prepared estimates of the generation of future taxable income based on the expected results from operations for subsequent years, discounted to present value at the monthly rate of 1%. This technical study has been approved by the Executive Board and the Board of Directors and assumes the realization of deferred income and social contribution taxes, as follows:

Years	Company	Consolidated
Amounts as of December 31, 2005:		
2006	—	—
2007	1,317	1,317
2008	5,534	5,534
2009	14,024	14,902
Deferred taxes on tax loss carryforwards	20,875	21,753
Deferred taxes on temporary differences(*)	6,731	8,060
	27,606	29,813

(*) Will be realized upon the outcome of lawsuits in progress, as described in Notes 6 and 13.

18. NONOPERATING INCOME (LOSS)

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Gain on sale and amortization of goodwill on investments	(632)	359	2,910	(632)	359	2,926
Other	(116)	76	89	(31)	2,230	36
	(748)	435	2,999	(663)	2,589	2,962

19. CHANGE IN ACCOUNTING PRACTICE

As mentioned in Note 2, in 2005 the Company and its subsidiaries started to adopt the criteria established by Resolution No. 963/03 of the Federal Accounting Council (CFC) for recognition of property development transactions in the balance sheet.

For information purposes, the balances of sales of real estate already contracted, related to property development and resale of real estate, estimated costs to complete construction projects in process and deferred profit on sales of properties under the previously adopted criteria, are as follows:

a) Accounts receivable

	2003			2004			2005		
Company	Current	Long-Term	Total	Current	Long-term	Total	Current	Long-term	Total
Accounts receivable for property development	165,686	179,494	345,180	269,828	145,292	415,120	228,014	179,154	407,168
Unearned income	(14,398)	(15,599)	(29,997)	(26,582)	(14,313)	(40,895)	(19,554)	(15,364)	(34,918)
	151,288	163,895	315,183	243,246	130,979	374,225	208,460	163,790	372,250

	2003			2004			2005		
Consolidated	Current	Long-Term	Total	Current	Long-term	Total	Current	Long-term	Total
Accounts receivable for property development	206,403	267,295	473,698	365,092	331,668	696,760	339,043	408,765	747,808
Unearned income	(17,877)	(21,820)	(39,697)	(31,934)	(25,312)	(57,246)	(25,082)	(24,201)	(49,283)
	188,526	245,475	434,001	333,158	306,356	639,514	313,961	384,564	698,525

b) Estimated costs to complete construction projects in process

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Materials	53,087	57,293	55,160	77,898	117,122	119,008
Subcontractors and outside services	61,197	66,045	64,132	85,010	127,815	129,859
Own labor	8,602	9,283	9,085	10,583	15,911	16,562
	122,886	132,621	128,377	173,491	260,848	265,429
Current liabilities	76,189	92,835	99,903	106,870	183,368	180,647
Long-term liabilities	46,697	39,786	28,474	66,621	77,480	84,782

c) Deferred profit on sales of properties

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
Revenues from sale of properties	196,120	202,838	196,410	283,135	397,561	400,319
Construction costs	(111,274)	(119,687)	(119,014)	(150,630)	(222,123)	(236,925)
Land	(11,093)	(12,935)	(9,363)	(19,972)	(38,725)	(28,504)
Selling and marketing expenses	(13,692)	(15,044)	(15,970)	(18,474)	(24,928)	(27,763)
Interest on financing	(29)	(496)	(460)	(71)	(677)	(480)
Deferred profit, net	60,032	54,676	51,603	93,988	111,108	106,647

20. FINANCIAL INSTRUMENTS

The Company's financial instruments are currently restricted to temporary cash investments, working capital loans and mortgage loans, under normal market conditions, reflected in the financial statements under the criteria described in Note 2.

21. INSURANCE

As of December 31, 2005, the Company has the following insurance coverage considered compatible with the risks involved:

a) Civil liability — covers material damages and unintentional bodily injuries caused to third parties during construction, installations and assembling at the site covered by the insurance.

b) Physical damage to properties (financed projects) — covers damages, losses and material damages resulting from sudden and unforeseen accidents to the property.

c) Fire — covers fire, lightning and explosions in the head office and regional offices.

d) Construction completion insurance — guarantees the delivery of the property to qualified buyers.

22. OTHER SERVICES PROVIDED BY THE INDEPENDENT AUDITORS

In accordance with CVM Instruction No. 381, of January 14, 2003, we inform that the Company did not contract services other than external audit with the independent auditor responsible for the audit of the financial statements.

23. EMPLOYEE PROFIT SHARING PLAN AND OTHER BENEFITS

In 1997, we implemented a profit sharing plan for all employees with the purpose of encouraging individual performance and employees' commitment to corporate goals. In 2005, we paid our employees approximately R$173 as Profit Sharing.

In order to boost motivation and allow the improvement of the employees, in addition to maintaining, on a continuous basis, an internal training course program, we also offer an education support policy carried out through the reimbursement of monthly tuition fees (undergraduate and graduate studies). In 2005, we disbursed the approximate amount of R$71 for this program.

SUPPLEMENTAL DATA

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003, 2004 and 2005
(In thousands of Brazilian reais — R$)

	Company			Consolidated		
	2003	2004	2005	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES						
Receipts						
Sale of properties	157,998	181,808	280,790	211,533	251,179	392,529
Services rendered	70	1,721	3,731	146	1,199	1,249
Payments:						
Cost of construction	(95,435)	(148,634)	(167,078)	(116,368)	(183,254)	(270,324)
Payment of land	(14,999)	(6,809)	(4,030)	(24,910)	(16,832)	(16,421)
Administrative expenses	(22,484)	(20,687)	(25,300)	(27,641)	(26,406)	(29,198)
Marketing and selling expenses	(26,193)	(28,678)	(59,923)	(39,342)	(45,585)	(70,129)
Contract terminations	(3,226)	(3,863)	(3,956)	(5,098)	(5,177)	(4,010)
Employee profit sharing	—	—	(173)	—	—	(173)
Taxes	(9,289)	(10,164)	(13,236)	(14,317)	(13,378)	(20,833)
Net cash provided by operating activities	(13,558)	(35,306)	10,825	(15,997)	(38,254)	(17,310)
CASH FLOWS FROM INVESTING ACTIVITIES						
Receipts (Payments):						
Dividends received	—	585	752	—	—	292
Sale of permanent assets	—	27	—	—	27	—
Sale of investments	—	7,378	4,096	—	7,378	4,096
Capital contributions in investees	(2,148)	(1,903)	(1,455)	—	—	—
Additions to property and equipment	(96)	(600)	(328)	(118)	(608)	(328)
Purchase and development of software	(361)	(407)	(626)	(361)	(415)	(626)
Project research and development costs	(229)	(1,057)	(229)	(248)	(1,057)	(241)
Net cash used in investing activities	(2,834)	4,023	2,210	(727)	5,325	3,193
CASH FLOWS FROM FINANCING ACTIVITIES						
Receipts (Payments):						
Bank loans, net of amortization	(1,690)	33,742	(10,943)	(11,709)	48,109	19,419
Payment of dividends	(467)	—	(2,672)	(1,040)	—	(2,672)
Related parties	9,163	(1,773)	13,248	11,126	(3,043)	9,529
Financial expenses, net	(1,680)	(6,935)	(12,136)	(561)	(7,192)	(17,881)
Net cash used in financing activities	5,326	25,034	(12,503)	(2,184)	37,874	8,395
Cash flow for the year	(11,066)	(6,249)	532	(18,908)	4,945	(5,722)
CASH, BANKS AND CASH INVESTMENTS						
At beginning of year	23,171	12,105	5,856	35,434	16,526	21,471
At end of year	12,105	5,856	6,388	16,526	21,471	15,749

ANNEX A

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN U.S. GAAP AND BRAZILIAN GAAP

Our financial statements are prepared and presented in accordance with accounting practices adopted in Brazil (Brazilian GAAP). Brazilian GAAP comprises the accounting guidelines provided by Law 6,404 dated December 15, 1976, as amended, complemented by accounting regulations issued by the *Comissão de Valores Mobiliários* (CVM), standards issued by the CFC and interpretation statements issued by the *Instituto dos Auditores Independentes do Brasil* (Brazilian Institute of Independent Auditors or IBRACON), the Brazilian accounting professional body. There are certain significant differences between Brazilian GAAP and generally accepted accounting principles in the United States (U.S. GAAP) which may be relevant to the financial information presented herein. We have made no attempt to identify or quantify the impact of these differences. We have summarized certain aspects of those differences, but this summary should not be construed to be exhaustive.

Furthermore, investors should also consider the following aspects with respect to this summary:

- future differences between Brazilian GAAP and U.S. GAAP resulting from changes in accounting standards or from transactions or events that may occur in the future have not been taken into account in this summary, and we have not attempted to identify them;
- ongoing projects of the regulatory bodies that promulgate Brazilian GAAP and U.S. GAAP can affect future comparisons between Brazilian GAAP and U.S. GAAP such as this summary;
- this summary does not purport to be complete and is subject and qualified in its entirety by reference to the respective pronouncements of the Brazilian and United States accounting professional bodies; and
- in making an investment decision, investors must rely upon their own examination of the business, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the differences between Brazilian GAAP and U.S. GAAP and how those differences might impact the financial information contained herein.

Consolidation and Proportional Consolidation

Under Brazilian GAAP, as per CVM Instruction No. 247 of March 27, 1996, as amended, the financial statements of publicly listed companies are required to consolidate the following entities: (a) entities in which the company has voting rights that provide it with the ability to have the majority on social decisions and to elect the majority of the members of the Board; (b) overseas branches; and (c) companies under common control or controlled by shareholders' agreements irrespective of the participation in voting stock joint ventures (including investees in which the Company exerts significant influence through its participation in a shareholders' agreement in which such group controls the investee). In August 2004, CVM issued CVM Instruction No. 408 addressing criteria for consolidation of special purpose entities.

Under U.S. GAAP, except as noted below, the usual condition for consolidation is the ownership of a majority voting interest. Therefore, as a general rule, the condition for consolidation is the ownership by one company, directly or indirectly, of over 50% of the outstanding voting shares of another company. Joint ventures are usually accounted for following the equity method of accounting. Proportional consolidation generally is not allowed under U.S. GAAP.

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation, or FIN, No. 46, "Consolidation of Variable Interest Entities — An Interpretation of APB No. 51." FIN No. 46 requires consolidation of "variable interest entities." Variable interest entities are entities with any of the following characteristics: (a) the equity at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, (b) the equity investors as a group lack one or more of the following essential characteristics of a controlling financial interest: (i) the direct or indirect ability to make decisions about the entity's activities through voting rights or

similar rights; (ii) the obligation to absorb the expected losses of the entity if they occur; or (iii) the right to receive the expected residual returns of the entity. Variable interest entities required to be consolidated by the "primary beneficiary" which is the party that will absorb the majority of the entity's expected losses.

Equity Method of Accounting

Under the equity method of accounting, a company is required to record an original investment in the equity of another entity at cost, which is thereafter periodically adjusted to recognize the investor's share of the investee's earnings, losses and dividend payments after the date of original investment. A Brazilian parent company is required to use the equity method of accounting to record investments on its stand-alone financial statements in its subsidiaries (companies that are controlled by the parent company) and its affiliates (companies in which the parent company owns at least 10% of the issued share capital without controlling it) over whose management it exerts influence or in which it owns 20% or more of the capital, if the aggregate book value of all such investments is equal to or greater than 15% of the net worth of the parent company or if the book value of an investment in any single subsidiary or affiliate is equal to or greater than 10% of the net worth of the parent company. If the parent company is registered with the CVM, the subsidiary companies must be consolidated if their aggregate book values exceed 30% of stockholders' equity of the parent company, if the parent company has control over management decisions of any single affiliate or if the investee is financially dependent on the parent company.

Under U.S. GAAP, the equity method of accounting is applicable only to those investments in which the investor has the ability to exercise significant influence, which is presumed to be a participation through common voting shares greater than 20% but less than 50% of the share capital of the subsidiary or affiliate, and where the parent company does not have control.

Business Combinations, Purchase Accounting and Goodwill

Under Brazilian GAAP, business combinations are not specifically addressed by accounting pronouncements. Application of the purchase method is based on book values. Goodwill or negative goodwill recorded on the acquisition of a company is calculated as the difference between the cost of acquisition and the net book value of equity of the investee. Goodwill is subsequently amortized to income over a period not to exceed 10 years. Negative goodwill may be recorded in income over a period consistent with the period over which the investee is expected to incur losses or otherwise is normally only realized upon disposal of the investment.

Under U.S. GAAP, until June 2001 in accordance with Accounting Principles Board Opinion No. 16, or APB No. 16, "Business Combinations," business combinations were accounted for as either purchases or pooling of interests. However, these two methods were not alternatives for the same transaction, and distinctive conditions had to be met to require pooling of interests. The FASB issued Statement of Financial Accounting Standard, or SFAS, No. 141, "Business Combinations," which amends APB No. 16 and which requires, among other things, that all business combinations, except those involving entities under common control, be accounted for by a single method — the purchase method.

Under the purchase method, the acquiring company records identifiable assets and liabilities acquired based on their fair values. If the purchase price exceeds the amount of such fair value, the excess is recorded as goodwill in the books of the acquiring company. Under SFAS No. 141, more detailed guidelines have been provided as to the recognition of "intangible assets." Goodwill and other intangible assets with indefinite lives are no longer amortized. Under SFAS No. 142, the amount of goodwill will be evaluated for impairment annually, and, if an impairment exists, its recorded value will be adjusted accordingly. Purchase price includes direct costs of acquisition. If assets other than cash are distributed as part of the purchase price, such assets should be valued at fair value. When securities traded in the market are issued as part of the purchase price by the acquiring entity, the market price for a reasonable period before and after the date the terms of the acquisition are agreed to and announced should be considered in the determining purchase price. Under SFAS No. 141, any excess of net assets of the purchase price is

first allocated to reduce the allocated amount of long-term assets, and any unallocated amount is recognized as an extraordinary gain in the statement of operations.

Accounting for Sale of Real Estate Under Construction

Under Brazilian GAAP, results from the sale of real estate still under construction are recognized as income during the construction period following the percentage of completion of the project.

Pursuant to CFC Resolution No. 963/03, the percentage of completion of the project measured as the proportion of costs incurred at any reporting date to the total costs incurred and expected to be incurred.

At each reporting date, receivables are recognized against revenue for an amount determined as the percentage of completion of the project applied to the total sale price for the unit (which includes contractual adjustments). Costs incurred are recognized as cost of properties sold when incurred. At each reporting date, if receivables recognized less advances received from a customer results in a net receivable, the net amount is recorded on "account receivables." Conversely, if the amount results in net credits, the net amount is recorded on "advances from customers."

Under U.S. GAAP, for sale of real estate or of other retail land sales, SFAS No. 66 "Accounting for Sales or Real Estate," as interpreted, provides for profit recognition by the full accrual or by several other methods, depending on whether (i) a sale has been concluded or not, (ii) the extent of the buyer's investment in the property being sold, (iii) whether the seller's receivable is subject to future subordination, and (iv) the degree of the seller's continuing involvement with the property after the sale.

Accounting for Sale or Real Estate Already Constructed

Under Resolution 963 of CFC, revenue on sale of real estate once construction has been finalized should be recognized when the legal document transferring title has been signed unless it is subject to conditions precedent. If conditions precedent exist, revenue should be recognized once the conditions are met.

Under U.S. GAAP, for sale or real estate other than retail land sales, SFAS No. 66 "Accounting for Sales or Real Estate," as interpreted, provides for profit recognition by the full accrual or several other methods, depending on (i) whether a sale has been consummated or not, (ii) the extent of the buyer's investment in the property being sold, (iii) whether the seller's receivable is subject to future subordination, and (iv) the degree of the seller's continuing involvement with the property after the sale.

Under U.S. GAAP, revenue can only begin to be recognized if certain conditions are met, which include:

- the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated. Collectibility of the sales price is demonstrated by the buyer's commitment to pay, which in turn is supported by substantial initial and continuing investments that give the buyer a stake in the property sufficient that the risk of loss through default motivates the buyer to honor its obligation to the seller, and

- the earnings process is virtually complete.

Investments in Debt and Equity Securities

Under Brazilian GAAP, marketable debt and equity securities are generally stated at the lower of cost and market value less interest or dividends received. Gains and losses are reflected in earnings. Certain specific investments, such as mutual fund investments, may be carried at market value.

Under U.S. GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities are as follows:

i. debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and are reported at amortized cost;

ii. debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; and

iii. debt and equity securities not classified as either held-to-maturity or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity.

Inventories

Under Brazilian GAAP, inventories are valued at the lower of average cost of purchase or production and replacement and realizable values.

Under U.S. GAAP, inventories are valued at the lower of cost and market.

Property, Plant and Equipment — Impairment Analysis

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event that such operating income is insufficient, within the context of the fixed asset group, to recover the depreciation due to permanent impairment of assets, the assets, or groups of assets, are written down to recoverable values, preferably, based on the projected discounted cash flows of future operations.

Under U.S. GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long lived Assets," requires companies to periodically evaluate the carrying value of long lived assets to be held and used and for long lived assets to be disposed of when events and circumstances require such a review. The carrying value of long lived assets is considered impaired when the anticipated undiscounted cash flow from identified asset groups, representing the lowest level for which identifiable cash flows are largely independent of the cash flows of other group of assets and liabilities, is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets, which is generally calculated as the discounted cash flows generated by the assets.

Revaluation of Property, Plant and Equipment

Companies may opt to carry property, plant and equipment at cost, inflation indexed up to December 31, 1995, or at appraised values, in which case the revaluations must be performed at least every four years and should not result in an amount higher than the value expected to be recovered through future operations. Deferred taxes must be recognized on revaluation increments as from July 1, 1995. Amortization of the asset revaluation increments are charged to income and an offsetting portion is relieved from the revaluation reserve in stockholders' equity and transferred to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, property, plant and equipment are reported at their historical cost less accumulated depreciation. Revaluations are not permitted.

Organizational and Pre-Operating Costs

Under Brazilian GAAP, pre-operating expenses incurred in the construction or expansion of a new facility may be deferred until the facility begins commercial operations. Subsequently all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. The deferred charges are amortized over a period of five to 10 years.

Under U.S. GAAP, the rules are very restrictive as to the costs that can be capitalized and the periods over which such costs are amortized, and, therefore, these expenses are charged to operations.

Capitalization of Finance Costs During Construction or Production

Under Brazilian GAAP, the CVM requires capitalization of interest costs during the construction or acquisition period of qualified assets; capitalized interest is depreciated over the respective useful lives of the productive assets. Capitalization normally includes foreign exchange losses.

Under U.S. GAAP, interest cost incurred during the period that assets are under construction must be included in the cost of such assets. SFAS No. 34, "Capitalization of Interest Cost," states that interest cost should be included as a component of the historical cost of (1) facilities for a company's own use and (2) assets intended for sale or lease that are constructed as separate projects and discrete projects. Foreign exchange losses are not subject to capitalization. Capitalized interest should be amortized over the life of the facilities or included in cost of sales when the inventories are sold.

Software for Internal Use

Under Brazilian GAAP, external computer development costs are capitalized at cost.

Under U.S. GAAP, Statement of Position, or SOP, 98-1 requires identified costs related to the development and installation of software for internal use to be capitalized as fixed assets, including design of the chosen path, software configuration, software interfaces, coding, installation of hardware and testing. Costs incurred for conceptualization and formulation of alternatives, training and application maintenance should be expensed as incurred.

Leasing Transactions

Under Brazilian GAAP, leases normally are treated for accounting purposes as operating leases, and the expense is recognized at the time that each lease installment falls due. Disclosure regarding leases is more limited than under U.S. GAAP.

Under U.S. GAAP, leases which transfer substantially all the benefits and risks of ownership related to the leased property from the lessor to the lessee are treated as capital leases, the corresponding assets or liabilities are recognized, as appropriate, and the effects of depreciation and interest expense are recognized in income. All other leases are classified as operating leases and the lease expenses are charged to income on a straight-line basis over the leasing period.

Interest on Receivables and Payables

Under Brazilian GAAP, non-interest-bearing debt instruments or instruments carrying interest rates different from market interest rates are not generally presented with an imputed rate of interest in order to recognize the economic substance of the underlying transaction.

Under U.S. GAAP, APB No. 21, "Interest on Receivables and Payables," requires the imputation of a reasonable, market-based, rate of interest for non-interest-bearing debt instruments or instruments bearing non market interest rates over the maturity period of the note. In addition, the carrying value of the debt instrument is reported net of any resulting discount or premium.

Share-based Compensation

Under Brazilian GAAP, no expense is recognized in relation to share-based compensation in the financial statements.

Under U.S. GAAP, SFAS No. 123, "Accounting for Share-based Compensation," as amended, requires, effective the fiscal year beginning after June 15, 2005, companies to recognize compensation cost for grants of shares, share options and other equity instruments based on the fair value based method of accounting. Companies not choosing this method may, up to the fiscal year beginning after June 15, 2005,

recognize compensation costs measured using the intrinsic value based method of accounting prescribed by APB No. 25, "Accounting for Stock Issued to Employees." If they elect to apply the provisions of APB No. 25, companies are required to provide pro forma disclosure of the compensation expense that would have been recognized under the fair value based method of accounting.

Income Taxes

Under Brazilian GAAP, the methods adopted for the recording of income taxes are similar to U.S. GAAP, but their practical application may lead to different results in certain circumstances. Under Brazilian GAAP, the deferred income tax asset represents the probable estimated amount to be recovered. Deferred income taxes are presented as gross rather than being netted. Pursuant to CVM Deliberation No. 273/98 and Instruction No. 371/02, management is required to present its best estimate of expected realization of tax assets arising from income tax and social contribution tax loss carryforwards based on a discounted cash flow model approved by a meeting of the board of directors and limit recognition of the tax assets that will be realized within a ten-year period.

Under U.S. GAAP, the liability method is used to calculate the income tax provision, as specified in SFAS No. 109, "Accounting for Income Taxes." Under the liability method, deferred tax assets or liabilities are recognized with a corresponding charge or credit to income for differences between the financial and tax bases of assets and liabilities to each year/period-end. Deferred taxes are computed based on the enacted tax rate of income taxes. Net operating loss carryforwards arising from tax losses are recognized as assets. A valuation allowance is recognized as a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Deferred income tax assets and liabilities are netted rather than presented gross.

Option to Prepay Debt/Classification

Under Brazilian GAAP, debts are classified according to their final maturity regardless of the existence of rights to prior redemption.

Under U.S. GAAP, debts subject to redemption prior to maturity at the option of the holders thereof must be classified according to the date the redemption right is exercisable.

Contingent Liabilities

Under Brazilian GAAP, the accounting and disclosure requirements are generally not as comprehensive as found under U.S. GAAP.

Tax Incentive Investments

Under Brazilian GAAP, these investments, which are approved by the government in economic development regions of Brazil or in specific projects and are available without additional cost in lieu of the partial payment of certain taxes, are recorded at the lower of cost and fair value, as an asset, with a corresponding credit to a reserve in stockholders' equity.

Under U.S. GAAP, the credit would be made to income.

Accounting Changes

Under Brazilian GAAP, the cumulative effect of changes in accounting principles is generally applied as an adjustment to the current year's opening equity balance. However, certain changes may be applied prospectively. In certain instances, changes in estimates may be accounted for as changes in accounting principles.

Under U.S. GAAP, the cumulative effect of changes in accounting principles is generally disclosed as an adjustment to earnings in the year of the change, along with pro forma disclosure of the effects of such

change on prior years' financial statements. The effects of changes in accounting estimates are generally reflected prospectively.

Prior Period Adjustments

Under Brazilian GAAP, prior period adjustments encompass corrections of errors in previously issued financial statements and the effects of changes in accounting principles. Brazilian GAAP does not permit restatement of previous financial statements to provide consistency in reporting, which is required under U.S. GAAP in certain circumstances.

Under U.S. GAAP, prior period adjustments are effectively limited to corrections of errors which are effected by adjusting current and prior periods' financial statements and appropriate footnote disclosure regarding the effects of the errors on current and prior periods.

Dividends and Interest on Own Capital

Under Brazilian GAAP, at each year-end, management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under Brazilian GAAP, at each balance sheet date, the directors are required to propose a dividend distribution from earnings, subject to ratification by the shareholders' meeting, and accrue for this in the financial statements. Under Brazilian GAAP, companies are permitted to distribute or capitalize an amount of interest, subject to certain limitations, calculated based on a government interest rate, on stockholders' equity. Such amounts are deductible for tax purposes and are presented as a deduction from stockholders' equity.

Under U.S. GAAP, since proposed dividends may be ratified or modified at the annual Shareholders' Meeting, such dividends would not be considered as declared at the balance sheet date and would therefore not be accrued. However, interim dividends paid or interest credited to shareholders as capital remuneration under Brazilian legislation would be considered as declared for U.S. GAAP purposes.

Classification of Statement of Operations

Under Brazilian GAAP, financial income and expenses and equity in earnings of investees are normally included in operating profit. Extraordinary items are classified in accordance with their operating or nonoperating nature.

Under U.S. GAAP, financial income and expenses and profit and equity in earnings of investees are excluded from operating profit. Extraordinary items are classified as a separate line item net of income tax effects.

Statement of Cash Flows

Under Brazilian GAAP, a statement of cash flows is not required and may be presented as supplemental information. Instead, under Brazilian GAAP, a Statement of Changes in Financial Position is provided which demonstrates the source and application of working capital.

Under U.S. GAAP, pursuant to SFAS No. 95, "Cash Flow Statements," cash receipts and payments are classified by investing, financial and operating activities.

Extraordinary Items

Under Brazilian GAAP, extraordinary items may be disclosed separately in the income statement, but normally gross of the income tax effect.

Under U.S. GAAP, extraordinary items (i.e., items of unusual nature and infrequent occurrence) are disclosed separately in the income statement, net of the income tax effect, if applicable.

Segment Information

Under Brazilian GAAP, there is no requirement for financial reporting of operating segments.

Under U.S. GAAP, publicly held companies should report both financial and descriptive information about their reportable operating segments. Reportable operating segments are defined as those about which separate financial information is available and is regularly evaluated by the chief decision maker. Segment information is given about any operating segment that broadly accounts for 10% or more of all segment revenue, results of operating activities, or total assets. Generally, companies will report financial information on the basis used internally for evaluating segment performance. Financial information to be disclosed includes segment profit or loss, certain specific revenue and expense items and segment assets, as well as reconciliation of total segment revenues, profit or loss and assets to the corresponding amounts in the financial statements.

Related Parties

Under Brazilian GAAP, related parties are generally defined in a more limited manner and require fewer disclosures than under U.S. GAAP. As a result, many of the disclosures required in the United States are not required under Brazilian GAAP.

Financial Derivatives Instruments

Under Brazilian GAAP, there are no specific requirements for financial derivative instruments accounting other than in specialized industries such as financial institutions.

Under U.S. GAAP, SFAS No. 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities," requires that a company recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as:

- a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
- a hedge of the exposure to variable cash flows of a forecasted transaction;
- a hedge of the foreign currency exposure of a net investment in a foreign operation;
- an unrecognized firm commitment;
- an available-for-sale security; or
- a foreign-currency-denominated forecasted transaction.

The accounting for changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. Certain robust conditions must be met in order to designate a derivative as a hedge. If the derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge's change in fair value is either (1) offset against the change in fair value of the hedged asset, liability or firm commitment through income or (2) held in equity until the hedged item is recognized in income. The ineffective portion of a hedge's change in fair value is immediately recognized in income. If the hedge criteria are no longer met, the derivative instrument would then be accounted for as a trading instrument. If a derivative instrument designated as a hedge is terminated, the gain or loss is deferred and amortized over the shorter of the remaining contractual life of the terminated risk management instrument and the maturity of the designated asset or liability.

Right of Offset

Brazilian GAAP permits offsetting amounts due or payable among parties for purposes of presenting balances in the financial statements based on management's expectation of being able to offset the amounts.

Under U.S. GAAP, the conditions to be met require the parties to agree to the offset and the legal right of offset to exist.

Disclosures on Financial Instruments and Concentration of Credit Risk

Under Brazilian GAAP, there are less detailed requirements regarding the disclosure of information on financial instruments not reflected on the balance sheet or on concentration of financial instruments with credit risk.

U.S. GAAP requires disclosures prescribed by SFAS No. 107, "Disclosure about Fair Market Value of Financial Instruments," SFAS No. 119, "Disclosure about Derivative Financial Instruments and Fair Value of Financial Instruments," and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

SFAS No. 133 requires that an entity that holds or issues derivative instruments (or nonderivative instruments that are designated and qualify as hedging instruments) shall disclose its objectives for holding or issuing those instruments, the context needed to understand those objectives, and its strategies for achieving those objectives. The description shall distinguish between derivative instruments (and nonderivative instruments) designated as fair value hedging instruments, derivative instruments designated as cash flow hedging instruments, derivative instruments (and nonderivative instruments) designated as hedging instruments for hedges of the foreign currency exposure of a net investment in a foreign operation, and all other derivatives. The description also shall indicate the entity's risk management policy for each of those types of hedges, including a description of the items or transactions for which risks are hedged. For derivative instruments not designated as hedging instruments, the description shall indicate the purpose of the derivative activity.

Transfer of Financial Assets

No specific pronouncement addresses the accounting for transfers of financial assets under Brazilian GAAP.

Under U.S. GAAP, SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides a consistent application of a financial-components approach that focuses on control to account for transfers of financial assets. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, but does not recognize financial assets when control has been surrendered and does not recognize liabilities when extinguished. SFAS No. 140 provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings from an accounting perspective.

A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration is received in exchange. Under SFAS No. 140, it is considered that the transferor has surrendered control over transferred assets if and only if all of the following conditions are met:

- The transferred assets have been isolated from the transferor, put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

- Each transferee (or, if the transferee is a qualifying special-purpose entity, or SPE, each holder of its beneficial interest) has the right to pledge or exchange the assets (or beneficial interest) it

received, and no condition both constrains the transferee (or holder) from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor.

- The transferor does not maintain effective control over the transferred assets through either (1) an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity or (2) the ability to unilaterally cause the holder to return specific assets, other than through a clean-up call.

Under SFAS No. 140, liabilities and derivatives incurred or obtained by transferors as part of a transfer of financial assets are initially measured at fair value, if practicable. It also requires that servicing assets and other retained interest in the transferred assets be measured by allocating the previous carrying amount between the assets sold, if any, and retained interest, if any, based on their relative fair values at the date of the transfer.

Accounting for Guarantees by a Guarantor

Under Brazilian GAAP, guarantees granted to third parties are recorded in memorandum accounts. When fees are charged for issuing guarantees, the fee is recognized in income over the period of the guarantee. When the guaranteed party has not honored its commitments and the guarantor should assume a liability, a credit is recognized against the guaranteed party representing the right to seek reimbursement for such party with recognition of the related allowance for losses when considered appropriate.

Under U.S. GAAP, FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," is effective for guarantees issued or modified after December 31, 2002. FIN No. 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. Specific disclosures of guarantees granted are also required under FIN No. 45.

Comprehensive Income

Brazilian GAAP does not recognize the concept of comprehensive income.

SFAS No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and "other comprehensive income" that includes charges or credits directly to equity which are not the result of transactions with owners. Examples of other comprehensive income items are cumulative translation adjustments under SFAS No. 52, unrealized gains and losses under SFAS No. 115, and the effects of cash flow hedge accounting under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Earnings Per Share

Under Brazilian GAAP, disclosure of earnings per share is normally computed based on the number of shares outstanding at the end of the year, although a weighted-average basis is acceptable.

Under U.S. GAAP, in accordance with SFAS No. 128, "Earnings per Share," the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the income statement, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the income statement or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data should be based on the weighted average number of common shares outstanding during the period and all dilutive potential common shares outstanding during each period presented, respectively.

Financial Statement Note Disclosure

Brazilian GAAP in general requires less information to be disclosed in financial statement footnotes than U.S. GAAP. Disclosures required under U.S. GAAP not typically found in Brazilian GAAP financial statements include, but are not limited to, the following:

- general business, political and economic risks;
- off-balance sheet risks and commitments, concentration of credit risk and major customers;
- details of guarantees provided to third parties;
- irrevocable commitments such as take-or-pay or minimum sales contracts;
- reconciliation of the statutory tax rate to the effective tax rate;
- advertising expense and assets;
- research and development costs;
- environmental related costs, liabilities and proceedings;
- analysis of sales by geographical area;
- financing facilities and terms; and
- footnote disclosure of summarized financial statements of affiliated companies which meet certain tests of significance.

Brazilian GAAP generally requires more disclosure than U.S. GAAP with respect to insurance coverage, parent company financial statements and details of investments in affiliated and subsidiary companies.

ROSSI RESIDENCIAL S.A.

Calendar of Corporate Events

Informações sobre a Companhia / Information about the company	
Denominação Social / Company	ROSSI RESIDENCIAL S/A
Endereço da Sede / Address	Av. Major Sylvio de Magalhães Padilha 5200, Ed. Miami, 3o. andar São Paulo, SP, 05677-000, Brasil
Endereço na Internet / Website	www.rossiresidencial.com.br
Diretor de Relações com Investidores/ Investor Relation Director	Sergio Pedroso Rossi Cuppoloni , Sergiorossi@rossiresidencial.com.br Tel.: (5511) 3759-7232 e Fax.: (5511) 3759-0559
Jornais onde publica seus atos societários / Newspapers (and locations) where by-laws, minutes and policies are published.	Diário Oficial do Estado de São Paulo e O Estado de São Paulo (São Paulo)

Demonstrações Financeiras Anuais e Demonstrações Financeiras Consolidadas, exercício findo em 31/12/2004 / Annual and Consolidated Financials as of Dec. 31, 2004	
Disponibilização aos Acionistas / Available to Shareholders	21/03/2005
Publicação / Published	21/03/2005
Envio à BOVESPA / Sent to BOVESPA	21/03/2005

Demonstrações Financeiras Padronizadas - DFP, exercício social findo em 31/12/2004 / DFP (Standard Financial Statements)*as of Dec. 31, 2004*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	21/03/2005

Informações Anuais - IAN, exercício social findo em 31/12/2004 / *Annual Information (IAN) as of Dec. 31, 2004*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to BOVESPA*	18/05/2005

Informações Trimestrais – ITR, relativas a 2005 / *Quarterly Financials 2005*	
EVENTO / *EVENT*	DATA / *DATE*
Envio à BOVESPA / *Sent to Bovespa*	
Referentes ao 1º trimestre / *1 st quarter*	11/05/2005
Referentes ao 2º trimestre / *2 st quarter*	11/08/2005
Referentes ao 3º trimestre / *3 st quarter*	09/11/2005

Assembléia Geral Ordinária / Ordinary Meeting	
Publicação do Edital de Convocação / *Call Notice Published*	14/04/2005 15/04/2005 16/04/2005
Envio do Edital de Convocação à BOVESPA (proposta da administração, se houver) / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	14/04/2005
Data de realização da Assembléia Geral Ordinária / *Ordinary Meeting*	29/04/2005
Envio das principais deliberações da Assembléia Geral Ordinária à BOVESPA / *General Ordinary Meeting main resolutions sent to BOVESPA*	29/04/2005

Envio da ata de Assembléia Geral Ordinária à BOVESPA / *Ordinary Meeting minute Sent to BOVESPA*	29/04/2005

Assembléia Geral Extraordinária / Extraordinary Meeting	
Publicação do Edital de Convocação / *Call Notice Published*	11/01/2006 12/01/2006 13/01/2006
Envio do Edital de Convocação à BOVESPA (proposta da administração, se houver) / *Call Notice Sent to BOVESPA, followed by possible administration proposal*	11/01/2006
Data de realização da Assembléia Geral Extraordinária / *Extraordinary Meeting*	26/01/2006
Envio das principais deliberações da Assembléia Geral Extraordinária à BOVESPA / *General Extraordinary Meeting main resolutions sent to BOVESPA*	26/01/2006
Envio da ata de Assembléia Geral Extraordinária à BOVESPA / *Extraordinary Meeting minute Sent to BOVESPA*	26/01/2006

Reunião do Conselho de Administração / Board Meeting	
Data de realização da reunião do Conselho de Administração / *Board of Directors Meeting*	29/04/2005
Envio das principais deliberações da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting main resolutions sent to BOVESPA*	29/04/2005
Envio da ata da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	29/04/2005
Data de realização da reunião do Conselho de Administração / *Board of Directors Meeting*	26/01/2006
Envio das principais deliberações da reunião do Conselho de Administração à BOVESPA /*Board of Directors Meeting main resolutions sent to BOVESPA*	26/01/2006
Envio da ata da reunião do Conselho de Administração à BOVESPA / *Board of Directors Meeting minute Sent to BOVESPA*	26/01/2006

Reunião Pública com Analistas / *Public Meeting with Analysts & Investors*	
Reunião Pública com Analistas e Investidores / *Public Meeting with Annalists and Investors*	23/11/2006

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Rossi Residencial S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2006 and 2005 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

MANAGEMENT REPORT

Dear shareholders, customers and investors:

In compliance with legal provisions, bylaws and stock market regulations, we submit for your appreciation the management report and financial statements of Rossi Residencial S.A. ("Rossi") and its subsidiaries for the year ended December 31, 2006.

The real estate industry had quite favorable performance in 2006. Major contributions to the industry's growth include the decline in interest rates, increased real estate credit and extension of financing terms. We cannot forget the noteworthy role played by the capital market in the capitalization of the industry's companies, generating a quite positive expectation in the generation of new business and growth of real estate activity in Brazil.

Within this context of market expansion, Rossi had very significant growth during the year. We overcame major challenges, having greatly increased our volumes launched, contracted sales and our inventories of land for future launches compared to 2005.

We remain committed to our strategy of regional diversification, certain that every day we achieve an important market differential. Thus, we ended the year in 27 cities, in 9 Brazilian States. We opened our fifth regional office, in Belo Horizonte. We invested a great deal in improving our technological platform, in order to enhance our internal controls and processes, vital to growing securely and reliably. We reinforced our personnel to better face the constant challenges of managing a larger business volume in various regions of the country.

We always have the mentality and disposition to be one of the market's leading companies. We will continue seeking to be an innovative company and a market reference for many other real estate agents, gaining increasingly more customers through a ceaseless process of delivering good service and good quality of our products.

We take this opportunity to thank you for the confidence placed in our Company. We present our results, certain that we are following a long path full of challenges, but with the conviction that we are increasingly more committed and responsible in the generation of value.

CAPITAL MARKET - BOVESPA RSID3

In February 2006, we concluded the primary and secondary public offering of shares, corresponding to 40,500,000 shares, including the supplementary lot and the offering of additional shares provided for in the offering prospectus, at the price of R$25.00 per share, totaling R$1.012 billion. After the offering, the Company's capital began being represented by 78,851,814 shares, of which 56.6% are outstanding.

During the year we adopted a stock buyback program equivalent to 5% of the Company's outstanding shares. We sought to signal to the market our strong belief in the Company's fundamentals, having ended the year with 391,700 shares in treasury.

In September 2006, Rossi's shares were included in the IBrX portfolio, composed of the 100 most liquid shares, and in January 2007 they were included in the IBrX-50, composed of the spot market's 50 most liquid shares and a reference for the performance of stock funds and managed portfolios.

PERFORMANCE

Rossi ended 2006 with net income of R$43.7 million, 116.6% higher than the prior year. Excluding expenses on the public offering of shares, adjusted net income was R$93.6 million, equivalent to 22.8% of net revenue. EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) grew 25.6%, totaling R$51.4 million, with a margin of 12.5%.

EBITDA	2006	2005	Variance - %
Income from operations	97,934	19,091	413.0
(+) Depreciation and amortization	865	1,417	(39.0)
(+/-) Financial income (expenses), net	(47,439)	20,379	(332.8)
EBITDA	51,360	40,887	25.6

Launches

The volume of launches by Rossi was 192% higher than in the prior year, totaling R$1.158 billion in overall sales value, of which R$883 million corresponds to Rossi's share (76.2%). In all, 48 projects were launched with a 120.6% increase in the number of units, totaling 4,409 units launched at the average prices of R$2,415 per m².


Overall Sales Value - Consolidated
R$ 000
1,400
1,200
1,000
800
600
400
200
0
+192 %
396
1,158
2005
2006


Overall Sales Value - Rossi's Share
R$ 000
1,000
900
800
700
600
500
400
300
200
100
0
+190 %
304
883
2005
2006

SALES

Consolidated sales reached R$730.0 million.Of this total, Rossi's share reached R$584 million, of which R$393.0 million refers to projects launched in 2006. The speed of sales over supply, accordingly, was 44.5%, that is, the Company sold nearly half of all the volume launched in 2006.



Sales
Consolidated
800
700
600
500
400
300
200
100
0
+64 %
445
730
2005
2006



Sales
Rossi's Share
R$ 000
+76 %
700
600
500
400
300
200
100
0
332
584
2005
2006

INDEBTEDNESS

Rossi ended 2006 with total indebtedness of R$126.6 million, of which R$125.0 million, or 98.7%, is represented by specific financing for the development of projects. Rossi's strategy is to obtain real estate credit lines for the development of projects considering that the funding cost is TR + 12% per year, and the debt is self-repaying, through the passing on of customers' debit balance to the financing banks.

CONSTRUCTION IN PROGRESS

As of December 31, 2006, Rossi had 51 construction sites, comprising 73 projects in a total of 7,885 units, equivalent to 1,187,925 m² of area under construction. Since 1992, Rossi has launched 32,666 units, equivalent to 3,445,151 m² of built-up area, of which 24,781 units, corresponding to 2,257,226 m² of built-up area, have already been delivered.

LAND FOR PROPERTY DEVELOPMENT

We ended 2006 with 88 lots for future launches. This land for property development equals a potential overall sales value of R$8.6 billion, and Rossi's share corresponds to R$6.4 billion (74.4%). Rossi has been consistently investing in land for property development of the highest quality, capable of offering a future launch horizon of approximately 4 to 5 years.



10,000
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
+ 375 %
8,673
1,826
6,407
1,331
2,266
Dec. 05
Dec. 06

Pursuant to CVM Instruction No. 381, of January 14, 2003, we inform that Rossi did not contract other services from the independent auditor responsible for the audit of the financial statements besides those related to audit work.

São Paulo, February 14, 2007

Management

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
ASSETS	Notes	2006	2005	2006	2005
CURRENT ASSETS					
Cash and banks		12.498	2.988	18.983	7.512
Cash investments	4	297.538	3.400	308.064	5.117
Accounts receivable	5	88.800	110.547	148.773	144.471
Real estate for sale	6	144.371	105.792	498.659	173.617
Dividends receivable		3.832	-	-	-
Prepaid expenses		7.982	12.786	25.096	16.912
Intercompany receivables	16	48.363	14.408	45.615	4.839
Other receivables	8	32.598	27.564	47.126	36.874
Total current assets		635.982	277.485	1.092.316	389.342
NONCURRENT					
Noncurrent assets:					
Accounts receivable	5	128.899	86.858	243.264	157.771
Cash investments	4	1.644	2.133	1.644	2.133
Real estate for sale	6	1.507	26.790	52.853	100.352
Escrow deposits	7	2.381	1.221	5.155	3.935
Deferred income and social contribution taxes	18	47.396	27.606	53.131	29.454
Intercompany receivables	16	949	-	-	460
Other receivables	8	1.556	182	1.556	182
Prepaid expenses		7.544	3.644	13.666	7.001
Investments	9	488.475	126.456	21.498	1.484
Property and equipment, net	10	2.441	1.659	2.517	1.757
Intangible assets	11	2.751	1.624	2.766	1.676
Total noncurrent assets		685.543	278.173	398.050	306.205
TOTAL ASSETS		1.321.525	555.658	1.490.366	695.547

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

		Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	Notes	2006	2005	2006	2005
CURRENT LIABILITIES					
Financing for construction - mortgage loans	12	33.013	47.371	87.693	84.161
Working capital loans	12	1.639	29.572	1.639	29.572
Accounts payable for land acquisition	13	27.205	8.626	101.844	39.266
Accounts payable, trade		8.358	6.541	12.916	9.634
Accrued salaries and related chages		3.417	3.315	3.734	3.483
Taxes payable	14	5.199	5.546	9.302	9.210
Dividends payable	17	10.380	4.797	10.380	4.797
Advances from customers	5	1.419	12.076	1.578	15.384
Intercompany payables	16	51.111	45.897	32.681	23.760
Deferred income and social contribution taxes	18	12.068	7.567	13.850	5.452
Other payables	15	11.079	20.243	13.295	28.986
Total current liabilities		164.888	191.551	288.912	253.705
NONCURRENT					
Noncurrent liabilities:					
Financing for construction - mortgage loans	12	33.329	9.732	37.278	16.764
Working capital loans	12	-	1.629	-	1.629
Accounts payable for land acquisition	13	7.745	13.022	48.008	73.525
Taxes payable	14	2.475	2.475	4.476	3.467
Advances from customers	5	10.386	9.488	9.369	16.800
Intercompany payables	16	5.508	29.168	-	28.065
Deferred income and social contribution taxes	18	17.517	5.945	22.646	8.944
Total noncurrent liabilities		76.960	71.459	121.777	149.194
SHAREHOLDERS' EQUITY					
Capital		445.117	230.732	445.117	230.732
Capital reserve - goodwill		548.115	-	548.115	-
Legal reserve		8.087	5.902	8.087	5.902
Treasury shares		(8.792)	-	(8.792)	-
Reserve for profit retention - investments		87.150	56.014	87.150	56.014
Total shareholders' equity	17	1.079.677	292.648	1.079.677	292.648
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1.321.525	555.658	1.490.366	695.547

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$, except earnings per share)

		Company		Consolidated	
	Notes	2006	2005	2006	2005
GROSS REVENUES					
Revenues from sales of properties and services		218.589	250.986	425.023	374.743
Taxes on sales and services		(6.577)	(9.199)	(13.765)	(13.263)
NET REVENUES		212.012	241.787	411.258	361.480
COST OF SALES AND SERVICES		(151.824)	(170.170)	(282.914)	(256.632)
GROSS PROFIT		60.188	71.617	128.344	104.848
OPERATING (EXPENSES) INCOME					
Administrative expenses		(36.221)	(26.501)	(38.630)	(30.297)
Selling expenses		(31.885)	(31.176)	(45.705)	(41.582)
Depreciation and amortization		(803)	(1.338)	(865)	(1.417)
Equity in subsidiaries		47.012	16.306	-	-
Other operating income		15	1.276	15	482
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)		38.306	30.184	43.159	32.034
Financial income (expenses), net	20	45.890	(20.588)	47.439	(20.379)
Income from customer financing		6.949	7.263	6.949	7.263
INCOME FROM OPERATIONS		91.145	16.859	97.547	18.918
NONOPERATING (EXPENSES) INCOME	19	(51.161)	2.999	(51.742)	2.989
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		39.984	19.858	45.805	21.907
INCOME AND SOCIAL CONTRIBUTION TAXES					
Current	18	-	(1.785)	(3.681)	(4.542)
Deferred	18	3.717	2.105	1.577	2.813
NET INCOME		43.701	20.178	43.701	20.178
EARNINGS PER SHARE OUTSTANDING AT YEAREND - R$		0,55	0,05		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (COMPANY)
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Capital	Capital reserve - goodwill	Legal reserve	Reserve for profit retention - investments	Treasury shares	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2004	230.732	-	4.893	41.641	-	-	277.266
Net income	-	-	-	-	-	20.178	20.178
Proposed allocation of net income:							
Legal reserve	-	-	1.009	-	-	(1.009)	-
Proposed dividends						(4.796)	(4.796)
Reserve for profit retention	-	-	-	14.373	-	(14.373)	-
BALANCES AS OF DECEMBER 31, 2005	230.732	-	5.902	56.014	-	-	292.648
Issuance of shares:							
Capital increase	214.385	-	-	-	-	-	214.385
Share premium	-	548.115	-	-	-	-	548.115
Net income	-	-	-	-	-	43.701	43.701
Proposed allocation of net income:							
Treasury shares	-	-	-	-	(8.792)	-	(8.792)
Legal reserve	-	-	2.185	-	-	(2.185)	-
Proposed dividends	-	-	-	-	-	(10.380)	(10.380)
Reserve for profit retention	-	-	-	31.136	-	(31.136)	-
BALANCES AS OF DECEMBER 31, 2006	445.117	548.115	8.087	87.150	(8.792)	-	1.079.677

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	2005	2006	2005
SOURCES OF FUNDS				
From operations	-	-	37.342	13.128
Increase in loans and financing - noncurrent	18.409	-	12.878	-
Increase in accounts payable for land acquisition - noncurrent	-	3.652	-	47.482
Increase in intercompany - noncurrent	-	1.638	-	9.438
Transfers from noncurent to current assets	25.772	8.169	48.448	5.494
Other	898	385	1.009	8.874
	45.079	13.844	99.677	84.416
From shareholders:				
Capital increase	214.385	-	214.385	-
Share premium	548.115	-	548.115	-
	762.500	-	762.500	-
Total sources	807.579	13.844	862.177	84.416
USES OF FUNDS				
In operations	11.846	762	-	-
Treasury shares	8.792	-	8.792	-
Increase in accounts receivable - noncurrent	29.560	5.878	71.739	55.332
Escrow deposits	1.160	637	1.220	2.077
Additions to property and equipment	1.160	556	1.162	556
Increase in intangible assets	1.562	626	1.562	626
Increase in investments	317.801	31.066	20.595	1.031
Proposed dividends	10.380	4.796	10.380	4.796
Transfers from noncurrent to current liabilities	33.936	26.597	70.921	28.490
Other	6.222	228	8.039	65.311
	422.419	71.146	194.410	158.219
Total uses	422.419	71.146	194.410	158.219
INCREASE (DECREASE) IN WORKING CAPITAL	385.160	(57.302)	667.767	(73.803)
REPRESENTED BY				
Increase in current assets	358.497	11.653	702.974	39.451
(Increase) decrease in current liabilities	26.663	(68.955)	(35.207)	(113.254)
INCREASE (DECREASE) IN WORKING CAPITAL	385.160	(57.302)	667.767	(73.803)
Statement of funds provided by (used in) operations:				
Net income	43.701	20.178	43.701	20.178
Items not affecting working capital:				
Deferred income and social contribution taxes, net	(3.717)	(1.955)	(1.577)	(2.254)
Equity in subsidiaries	(47.012)	(16.305)	-	-
Monetary variations on noncurrent items	(8.425)	(7.868)	(6.237)	(7.091)
Cost of investments sold	1.532	3.458	-	-
Goodwill amortization	157	389	581	875
Gains on investments	1.106	-	-	-
Depreciation and amortization	812	1.341	874	1.420
Total funds provided by (used in) operations	(11.846)	(762)	37.342	13.128

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$, except per share data)

1. OPERATIONS

Rossi Residencial S.A. (the "Company") is engaged in the development, construction and sale of residential and commercial properties, tracts of land, and the provision of civil engineering services, through its own operations, interests in Special Purpose Companies - SPCs and consortiums.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

a) Presentation basis

The financial statements have been prepared and are presented in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM). These financial statements reflect the changes introduced by the following accounting standards: (i) Accounting Standards and Procedures No. 27 (NPC No. 27), "Presentation and Disclosures", and (ii) Accounting Standards and Procedures No. 22 (NPC No. 22), "Provisions, Liabilities, Contingent Liabilities and Contingent Assets", both issued by the Brazilian Institute of Independent Auditors (IBRACON) on October 3, 2005, and approved by CVM Resolutions No. 488 and No. 489, respectively, on the same date. Certain reclassifications have been made to the financial statements for the year ended December 31, 2005, presented for comparative purposes, to conform them to the aforementioned accounting standards and allow comparability with the current year. The main changes resulting from applying these standards are as follows:

- Presentation of the group "Noncurrent" in assets and liabilities.
- Presentation of the account "Intangible assets", classified in the group "Noncurrent".
- Reclassification of escrow deposits, previously classified in assets, to liabilities as a reduction of the account "Reserve for contingencies", when applicable.

The financial statements have been prepared in accordance with Brazilian accounting practices.

b) Cash investments

Represented by bank certificates of deposit (CDBs), balanced funds and savings accounts, stated at cost plus income earned through the balance sheet dates.

c) Real estate for sale

Stated at construction or acquisition cost, lower than market value.

d) Allowance for doubtful accounts

Recognized, when applicable, based on management's evaluation of possible losses on realization of receivables.

e) Investments

Investments in subsidiaries are accounted for under the equity method. Other investments are stated at cost. Goodwill on investments is based on expected future earnings and is amortized proportionally to the realization of income from developments.

f) Property and equipment

Stated at acquisition cost, less depreciation calculated under the straight-line method based on the estimated useful lives of assets.

g) Intangible assets

Represented by costs related to the acquisition and development of software, and projects under development, amortized over five years under the straight-line method from the time benefits begin to be generated.

h) Revenue from development and sale of real estate

For installment sales of completed units, revenue is recognized upon the sale, regardless of the term for receipt of the amount established by contract.

Fixed-rate interest is recognized in income on the accrual basis, regardless of its receipt.

For sales of uncompleted units, revenue is recognized under the criteria established by Resolution No. 963/03 of the Federal Accounting Council (CFC), detailed below:

(i) Sales revenues, costs of tracts of land and construction and selling expenses related to the respective developments, substantially represented by promotion and sales booth expenses, are recognized in income under the percentage of completion method, where the percentage is measured in proportion to the cost incurred in relation to the total estimated cost of the respective projects.

(ii) Sales revenues computed in accordance with item (i), including monetary adjustment, net of installments already received, are recorded as accounts receivable or advances from customers, according to the ratio between recorded revenues and received amounts.

i) Capitalized interest

Interest on loans directly related to property development is capitalized as cost of real estate for sale, in case of units for sale, and as prepaid expenses, in case of units sold, for future allocation to income, under the percentage of completion method for each project.

j) Income and social contribution taxes

Income and social contribution tax bases are calculated under the criteria established by the tax legislation in effect. Deferred taxes are based on the criteria mentioned in Note 18.

k) Accounting estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts (for example, reserves for contingencies, etc.). Actual results could differ from those estimates.

l) Earnings and dividends per share

Calculated based on the number of shares outstanding at the balance sheet dates.

m) Comparability of financial statements

The consolidated financial statements for the year ended December 31, 2005 have been reclassified, when applicable, for comparative purposes, due to review of the concepts for definition of joint control.

As a result of such reclassifications, total assets, working capital, gross profit and income from operations for 2005 decreased by R$98,333, R$111,762, R$10,784 and R$7,766, respectively, without effect on shareholders' equity and net income.

3. CONSOLIDATION CRITERIA

The consolidated financial statements include the accounts of the Company and its subsidiaries, listed in Note 9. In consolidation, investments in subsidiaries, intercompany balances and transactions and unrealized intercompany profit have been eliminated. Exclusive investment funds are consolidated into cash investments.

4. CASH INVESTMENTS

Cash investments refer mainly to shares of a balanced fund at Banco Pactual, with yield between 100% and 101% of the interbank deposit rate (CDI). These shares are exclusively held by the Company and, as of December 31, 2006, all the fund's proceeds were invested in other nonexclusive funds.

As mentioned in Note 17, in February 2006 funds were received, derived from the public offering of the Company's shares, whose balance as of December 31, 2006 is substantially invested in said fund.

5. ACCOUNTS RECEIVABLE

Summarized as follows:

Company	2006			2005		
	Current	Noncurrent	Total	Current	Noncurrent	Total
Accounts receivable for property development	103,880	150,790	254,670	130,101	102,222	232,323
Unearned income	(15,080)	(21,891)	(36,971)	(19,554)	(15,364)	(34,918)
	88,800	128,899	217,699	110,547	86,858	197,405

Consolidated	2006			2005		
	Current	Noncurrent	Total	Current	Noncurrent	Total
Accounts receivable for property development	169,895	265,155	435,050	167,372	177,829	345,201
Unearned income	(21,122)	(21,891)	(43,013)	(22,901)	(20,058)	(42,959)
	148,773	243,264	392,037	144,471	157,771	302,242

a) Accounts receivable for property development

The amounts receivable for completed properties are adjusted according to the contracts, as follows:

- Up to delivery of the keys for property units sold, based on the national civil construction index (INCC).
- After delivery, based on the general market price index (IGP-M), plus interest of 12% per year (Price table).

b) Unearned income

Represents the portion of accounts receivable related to interest to be accrued in future periods.

The allowance for doubtful accounts was not recognized as of December 31, 2006 and 2005, considering that the amounts receivable are collateralized by the negotiated properties.

As established by CFC Resolution No. 963/03, accounts receivable must be recorded up to the amount of revenue recognized in the year, and received amounts higher than recognized amounts must be recorded as advances from customers. As of December 31, 2006 and 2005, advances from customers arising from the application of this criterion are R$11,805 (R$10,947 - consolidated) and R$21,564 (R$32,184 - consolidated), respectively, and are classified in current and noncurrent liabilities under the caption "Advances from customers".

6. REAL ESTATE FOR SALE

Represented by apartments, homes and commercial units to be sold, land for future development and materials to be used in construction, as follows:

	Company		Consolidated	
	2006	2005	2006	2005
Current:				
Completed units	38,886	18,048	47,033	27,757
Units under construction	60,213	70,932	125,274	92,507
Land for future development	42,841	14,884	321,975	50,379
Materials	2,431	1,928	4,377	2,974
	144,371	105,792	498,659	173,617
Noncurrent-				
Land for future development	1,507	26,790	52,853	100,352
	145,878	132,582	551,512	273,969

The book value of land of a development is transferred to the caption "Units under construction" at the time the development is launched.

7. ESCROW DEPOSITS

Refer to amounts deposited in court in connection with litigation, for which no reserve for contingencies was recorded, as follows:

	Company		Consolidated	
	2006	2005	2006	2005
Other escrow deposits	2,381	1,221	5,155	3,935

8. OTHER RECEIVABLES

Represented by:

	Company		Consolidated	
	2006	2005	2006	2005
Current assets:				
Notes receivable	-	2,326	-	2,476
Accounts receivable	-	2,513	2,037	7,649
Advances to suppliers	5,287	10,283	8,924	11,608
Recoverable taxes	9,971	1,068	13,115	3,419
Assignment of receivables	187	3,302	187	3,302
Transfer from customers	10,639	4,098	12,672	4,147
Other	6,514	3,974	10,191	4,273
	32,598	27,564	47,126	36,874
Noncurrent assets-				
Other	1,556	182	1,556	182
	34,154	27,746	48,682	37,056

a) Accounts receivable

Refer to receivables from consortiums.

b) Assignment of receivables

	Company and consolidated	
	2006	2005
Accounts receivable from customers assigned to financial institutions	288	5,117
Advances on assignments	(101)	(1,815)
	187	3,302

c) Transfer from customers

Represented by funds to be released, arising from transfer of bank financing.

9. INVESTMENTS

	2006					Investment balances			
	Adjusted shareholders' equity	Adjusted net income (loss)	Ownership interest - %	Equity in subsidiaries	Allowance for investment losses	2006 Company	2006 Consolidated	2005 Company	2005 Consolidated
Abelia Empreend. Imob. Ltda.	1,135	-	33.93	-	-	385	-	-	-
Acer Participações S.A.	518	-	99.99	-	-	518	-	518	-
Acidamera Empreend. Imob. Ltda.	1,135	-	33.93	-	-	385	-	-	-
Adenium Empreend. Imob. Ltda.	1,135	-	33.93	-	-	385	-	-	-
Agave Empreend. Imob. Ltda.	1,135	-	33.93	-	-	385	-	-	-
Alcea Empreend. Imob. Ltda.	26,053	-	99.99	-	-	26,050	-	-	-
Allure Des. Imob. S.A.	1,892	1,891	99 90	1,889	-	1,890	-	-	-
América Piqueri Incorporadora S.A.	15,362	5,891	20.00	1,178	-	3,072	-	1,600	-
América Properties Ltda.	42,581	4,486	99 99	4,486	-	42,577	-	19,738	-
Arundina Empreend. Imob. Ltda	1,510	-	33.93	-	-	512	-	-	-
Astilbe Empreend. Imob. Ltda.	1,510	-	33.93	-	-	512	-	-	-
Autentic Des. Imob. S.A.	217	215	70.00	151	-	152	-	-	-
BCP Empreend. Imob. Ltda.	11,494	(3)	99.99	(3)	-	11,493	-	-	-
Begônia Incorporadora Ltda.	5,920	1,233	99.95	1,232	-	5,917	-	4,685	-
Bétula Empreend. S.A.	12,329	-	70.00	-	-	8,630	-	-	-
Bosque Rio Branco Empreend. Ltda.	1,711	(180)	99.99	(180)	-	1,711	-	2,461	-
Brassica Empreend. S.A.	802	(2)	70.00	(1)	-	561	-	-	-
Bromélia Incorporadora S.A.	955	959	99.95	959	-	955	-	-	-
Buglossa Empreend. S.A.	714	16	70 00	11	-	500	-	-	-
Calêndula Des. Imob. S.A.	2,701	1,411	70 00	988	-	1,891	-	642	-
Calêndula Empreend. S.A.	3,101	2,275	99 95	2,274	-	3,099	-	-	-
Caliandra Incorporadora S.A.	1,192	(1,559)	99.95	(1,558)	-	1,191	-	2,749	-
Celebrity Icaraí Des. Imob. Ltda.	5,481	3,446	80.00	2,757	-	4,385	-	-	-
Chác. Santo Antônio Vivanti Des. Imob. S.A.	4,882	4,881	99 90	4,876	-	4,877	-	-	-
Ciclame Des. Imob. Ltda.	6,096	521	99.99	521	-	6,095	-	-	-
Cond. das Palmeiras Empreend. S.A.	(723)	(532)	70 00	(372)	506	-	-	-	-
Dália Empreend. Imob. Ltda.	11,714	77	50.00	39	-	5,857	-	6,487	-
Del Monte Des. Imob. S.A.	1,675	1,674	70.00	1,172	-	1,173	-	-	-
Del Monte Negócios Imob. S.A.	523	522	70.00	365	-	366	-	-	-
Dipladênia Empreend. Ltda.	3,834	-	50.00	-	-	1,912	-	-	-
Dueto Des. Imob. Ltda.	3,930	1,640	50 00	820	-	1,965	-	-	-
Gaia Des. Imob. S.A.	(199)	(279)	99.95	(279)	199	-	-	79	-
Galeria Boulevard Negócios Imob. S.A.	1,236	1,235	50 00	618	-	618	-	-	-
Garden Up Des. Imob. Ltda.	2,343	1,286	50 00	643	-	1,172	-	-	-
Gardênia Participações S.A.	8,076	348	50.00	174	-	4,038	-	3,864	-
Gelsemino Empreend. Ltda.	4,497	930	99.99	930	-	4,497	-	-	-
Girassol Incorporadora Ltda.	2,666	(18)	99.99	(18)	-	2,666	-	2,681	-
Glicinia Des. Imob. S.A.	1,122	160	99 95	160	-	1,121	-	-	-
Gramínea Des. Imob. S.A.	2,090	(11)	50 00	(6)	-	1,045	-	1,051	-
Gramínea Empreend. S.A.	911	(6)	50.00	(3)	-	456	-	459	-
Gran Vita Des. Imob. Ltda.	5,201	807	99 99	807	-	5,200	-	-	-
Helicônias Des. Imob. S.A.	1,130	210	99.95	210	-	1,129	-	-	-
Hibisco Incorporadora Ltda.	1,894	(22)	50.00	(11)	-	947	-	1,118	-
Horizonte Empreend. S.A.	113	(345)	99.95	(345)	-	113	-	1,657	-
Iguatemi Porto Alegre Des. Imob. Ltda.	2,473	(335)	99.99	(335)	-	2,473	-	7,091	-
Image Empreend. S.A.	(682)	(1,072)	99.95	(1,071)	682	-	-	456	-
Jardins de Londres Des. Imob. S.A.	815	810	99.90	809	-	814	-	-	-
Klabin Segal Empreend. Imob. Ltda.	9,362	2,362	50.00	1,181	-	4,681	-	-	-
Lt Incorporadora SPE Ltda.	2,772	(81)	50.00	(41)	-	1,386	-	1,929	-
Mansões Santo Antônio Des. Imob. S.A.	2,044	1,909	70 00	1,336	-	1,431	-	-	-
Marshall Empreend. Ltda.	17,300	-	99.99	-	-	17,298	-	-	-
Natura Recreio Des. Imob. S.A.	396	395	99.90	395	-	396	-	-	-
Natura Recreio Empreend. S.A.	1,189	1,188	99.90	1,187	-	1,188	-	-	-
Nidus Empreend. S.A.	239	(3)	70.00	(2)	-	167	-	-	-
North York Empreend. S.A.	329	453	50.00	227	-	165	-	-	-
North York Negócios Imob. S.A.	562	66	50.00	33	-	281	-	248	-
Orquídea Incorporadora Ltda.	2,487	(64)	99.99	(64)	-	2,487	-	2,552	-
Pantai Des. Imob. S.A.	803	(136)	99.95	(136)	-	803	-	938	-
Pantai Empreend. S.A.	1,205	1,559	99.95	1,558	-	1,204	-	-	-

	2006					Investment balances			
						2006		2005	
	Adjusted shareholders' equity	Adjusted net income (loss)	Ownership interest - %	Equity in subsidiaries	Allowance for investment losses	Company	Consolidated	Company	Consolidated
Parnaso Des. Imob. S.A.	1,109	48	99.99	48	-	1,109	-	-	-
Páteo das Alamedas Des. Imob. S.A.	1,056	64	99.99	64	-	1,056	-	-	-
Pátio Alamedas Incorporadora S.A.	(211)	(146)	99.90	(146)	211	-	-	-	-
Pebnia Empreend. Imob. S.A.	45,727	(41)	33.70	(14)	-	15,410	-	15,424	-
Piper Empreend. S.A.	8,914	(90)	60.00	(54)	-	5,348	-	-	-
Piracanta Empreend. S.A.	2,058	(1)	33.33	-	-	686	-	-	-
Plinia Empreend. Ltda.	6,039	(1)	99.99	(1)	-	6,038	-	-	-
Porto Central Des. Imob. S.A.	340	339	99.90	339	-	340	-	-	-
Porto Paradiso Empreend. S.A.	841	1,360	75.00	1,020	-	631	-	-	-
Praça Capital Des. Imob. Ltda.	4,302	1,840	70.00	1,288	-	3,011	-	1,754	-
Praça Capital Empreend. Dois S.A.	1,232	2,145	70.00	1,502	-	862	-	-	-
Praça Capital Empreend. S.A.	803	620	70.00	434	-	562	-	128	-
Praça Capital Negócios Imob. S.A.	516	(601)	70.00	(421)	-	361	-	782	-
Praça Paris Des. Imob. S.A.	839	(362)	80.00	(290)	-	671	-	-	-
Praça Vila Romana Des. Imob. Ltda.	11,076	(160)	33.33	(53)	-	3,692	-	330	-
Prunus Empreend. S.A.	18,621	1,523	42.50	647	-	7,914	-	-	-
Reserva Petrópolis Empreend. S.A.	1,031	133	99.90	133	-	1,030	-	898	-
Riservato Alto da Lapa Des. Imob. Ltda.	10,283	5,893	99.99	5,892	-	10,282	-	-	-
Rossi Empreend. Imob. S.A.	581	495	99.99	495	-	581	-	86	-
Rossi Montante Incorporadora S.A.	3,600	1,638	70.00	1,147	-	2,520	-	1,374	-
Rossi Securities Empreend. Imob. S.A.	1,112	601	99.99	601	-	1,112	-	857	-
Rossi Trust e Participações Ltda.	779	39	99.99	39	-	779	-	4,206	-
Rossi-AEM Incorporadora Ltda.	3,511	157	50.00	79	-	1,756	-	6,663	-
Rossi-GNO Incorporadora Ltda.	4,852	213	99.99	213	-	4,852	-	4,638	-
RRTI Participações Ltda.	4,007	-	99.99	-	-	4,007	-	-	-
Sândalo Des. Imob. S.A.	(122)	(124)	99.95	(124)	122	-	-	-	-
Sanquezia Empreend. S.A.	24,860	(798)	70.00	(559)	-	17,402	-	-	-
Santa Felicidade Empreend. S.A.	679	651	70.00	456	-	475	-	20	-
Santa Felicidade Incorporadora S.A.	296	(127)	70.00	(89)	-	207	-	296	-
SCON-Rossi Incorporadora Ltda.	4,968	269	50.00	135	-	2,484	-	2,640	-
Sibipiruna Empreend. S.A.	(417)	(433)	99.99	(433)	417	-	-	6,493	-
SPE Pier Empreend. Imob. Ltda.	10,646	(13)	50.00	(7)	-	5,323	-	-	-
Terra Brazilis Empreend. S.A.	701	556	99.95	556	-	701	-	-	-
Tibouchina Empreend. S.A.	7,898	(313)	50.00	(157)	-	3,949	-	-	-
Vernonia Empreend. Ltda.	12,247	(18)	99.99	(18)	-	12,246	-	-	-
Vila Albani Empreend. Ltda.	8,157	3,563	99.99	3,563	-	8,156	-	-	-
Vivanti Des. Imob. S.A.	921	64	99.95	64	-	921	-	857	-
Vivanti Empreend. Ltda.	3,524	736	99.99	736	-	3,524	-	-	-
Other				366	726	5,419	4,317	189	28
Goodwill in investments				-	-	17,135	17,181	829	1,456
				47,012	2,863	349,729	21,498	111,467	1,484
Advances for future capital increase.									
Allure Des. Imob. S.A.						266	-	-	-
Alpínia Des. Imob. S.A.						3,721	-	1,757	-
Alquemila Empreend. S.A.						934	-	-	-
Alteia Empreend. S.A.						17,438	-	-	-
Apuléia Empreend. S.A.						10,321	-	-	-
Arquitotis Empreend. S.A.						227	-	-	-
Begônia Incorporadora Ltda.						-	-	3,862	-
Bromélia Incorporadora S.A.						1,763	-	-	-
Calêndula Des. Imob. S.A.						-	-	8	-
Calêndula Empreend. S.A.						1,038	-	-	-
Califórnia 5 Empreend. S.A.						2,173	-	-	-
Caroba Empreend. S.A.						113	-	-	-
Cartatica Empreend. S.A.						1,561	-	-	-
Caudata Empreend. S.A.						1,561	-	-	-

	2006					Investment balances			
						2006		2005	
	Adjusted shareholders' equity	Adjusted net income (loss)	Ownership interest - %	Equity in subsidiaries	Allowance for investment losses	Company	Consolidated	Company	Consolidated
Cedrela Empreend. S.A.						1,597	-	-	-
Celebrity Icaraí Des. Imob. Ltda.						484	-	-	-
Celebrity Icaraí Negócios Imob. S.A.						210	-	-	-
Centela Empreend. S.A.						78	-	-	-
Chác. Santo Antônio Vivanti Des. Imob. S.A.						4,537	-	-	-
Chefiera Empreend. S.A.						6	-	-	-
Citrus Empreend. S.A						6,100	-	-	-
Colorata Empreend. S.A						1,261	-	-	-
Pasciata Empreend. S.A.						1,502	-	-	-
Galeria Boulevard Des. Imob. S.A.						735	-	-	-
Galeria Boulevard Negócios Imob. S.A.						1,053	-	-	-
Garden Up Negócios Imob. S.A.						298	-	-	-
Gestia Empreend. S.A.						4,814	-	-	-
Glicinia Des. Imob. S.A						257	-	-	-
Gustávia Empreend. S.A						90	-	-	-
Helicônias Des. Imob. S.A.						656	-	-	-
Image Empreend. S.A.						3,991	-	-	-
Jardins de Londres Des. Imob. S.A.						1,779	-	-	-
Jetirana Empreend. S.A.						2,593	-	-	-
Klabin Segal Empreend. Imob. Ltda.						1,019	-	-	-
Laciniata Empreend. S.A.						834	-	-	-
Landscape Empreend. S.A.						5,195	-	-	-
Lt Incorporadora SPE Ltda.						434	-	434	-
Mandevila Empreend. S.A.						1,486	-	-	-
Mansões Santo Antônio Des. Imob. S.A.						1,074	-	-	-
Natura Recreio Empreend. S.A.						69	-	-	-
Pantai Des. Imob. S.A.						1,065	-	959	-
Pantai Empreend. S.A.						1,517	-	-	-
Peônia Empreend. Imob. S.A.						305	-	305	-
Petrea Empreend. S.A						1,486	-	-	-
Porto Central Des. Imob. S.A.						526	-	-	-
Porto Paradiso Incorporadora S.A.						3,595	-	1,601	-
Praça Capital Negócios Imob. S.A.						679	-	679	-
Praça Paris Des. Imob. S.A.						3,898	-	-	-
Praça Vila Romana Des. Imob. Ltda.						-	-	100	-
Purpurata Empreend. S.A.						6,642	-	-	-
Raritá Negócios Imob. S.A.						447	-	-	-
Riservato Alto da Lapa Des. Imob. Ltda.						-	-	81	-
Rossi Montante Incorporadora S.A.						3,173	-	2,974	-
Rossi Morumbi Incorporadora S.A.						1,405	-	-	-
Ruelia Empreend. S.A.						1,469	-	-	-
Sândalo Des. Imob. S.A.						6,280	-	-	-
Sândalo Empreend. S.A.						924	-	-	-
Sanquezia Empreend. S.A.						-	-	-	-
SCON-Rossi Incorporadora Ltda.						44	-	44	-
SPE Pier Empreend. Imob. Ltda.						2,401	-	-	-
Terra Brazilis Empreend. S.A.						2,557	-	-	-
Tumbergia Empreend. S.A.						2,726	-	-	-
Venusta Empreend. S.A.						1,501	-	-	-
Vila Solo Empreend. S.A.						11,450	-	-	-
Vivanti Des. Imob. S.A.						1,388	-	2,185	-
				-	-	138,746	-	14,989	-
				47,012	2,863	488,475	21,498	126,456	1,484

SCPs and other investees have the specific purpose of carrying out property developments for the construction and sale of residential and commercial properties, similar to the Company's operations.

The financial statements of subsidiaries, used for determining equity in subsidiaries and for consolidation purposes, have been adjusted to comply with Brazilian accounting practices, described in Note 2.

10. PROPERTY AND EQUIPMENT

Represented by:

	Annual depreciation rate - %	Company		Consolidated	
		2006	2005	2006	2005
Machinery and equipment	10	636	632	636	632
Furniture and fixtures	10	289	232	407	348
Installations	10	1,346	593	1,346	593
IT equipment	20	1,678	1,332	1,821	1,475
Vehicles	20	32	32	32	32
Telephone lines	-	80	80	94	94
Trademarks and patents	-	108	108	119	119
Works of art	-	6	6	6	6
		4,175	3,015	4,461	3,299
Accumulated depreciation		(1,734)	(1,356)	(1,944)	(1,542)
		2,441	1,659	2,517	1,757

11. INTANGIBLE ASSETS

Represented by:

	Company		Consolidated	
	2006	2005	2006	2005
Costs for projects under development	1,177	1,177	1,177	1,177
Software	8,716	7,156	9,026	7,465
Accumulated amortization	(7,142)	(6,709)	(7,437)	(6,966)
	2,751	1,624	2,766	1,676

12. LOANS AND FINANCING

Represented by:

	Company		Consolidated	
	2006	2005	2006	2005
Current:				
Mortgage loans	33,013	47,371	87,693	84,161
Working capital loans	1,639	29,572	1,639	29,572
	34,652	76,943	89,332	113,733
Noncurrent:				
Mortgage loans	33,329	9,732	37,278	16,764
Working capital loans	-	1,629	-	1,629
	33,329	11,361	37,278	18,393

a) Mortgage loans

Loans for financing the construction of real estate, subject to interest ranging from 11% to 14% per year, adjusted based on the managed prime rate (TR) and payable in installments through 2009. These loans are collateralized by mortgages on the respective real estate.

b) Working capital loans

These loans are subject to interest of 5.53% per year, plus monetary variation and are payable in installments maturing through 2007. The loans are collateralized by receivables with maturities of more than one year (see item d)).

c) Consolidated schedule of maturities

The table below shows the consolidated schedule of maturities of loans and financing as of December 31, 2006:

Year	Company	Consolidated
2007	34,652	89,332
2008	33,328	37,277
2009	1	1
	67,981	126,610

d) Collaterals

Loans and financing are collateralized by:

	Company		Consolidated	
	2006	2005	2006	2005
Pledge of accounts receivable	1,639	15,655	1,639	15,655
Mortgages on properties under mortgage loans	66,342	57,102	124,971	100,925
Promissory notes of majority shareholders	-	15,546	-	15,546
	67,981	88,303	126,610	132,126

13. ACCOUNTS PAYABLE FOR LAND ACQUISITION

Refer to purchases of land for property development. Of the total of R$34,950 (R$149,852 - consolidated), the amount of R$10,800 (R$52,585 - consolidated) will be settled through share in the revenue from the development launched in the related land. The remaining amount of R$24,150 (R$97,267 - consolidated) will be paid in cash, monetarily adjusted, according to the flow.

Year	Company	Consolidated
2007	27,205	101,844
2008	7,745	21,492
2009	-	9,040
2010	-	8,738
2011	-	8,738
	34,950	149,852

14. TAXES PAYABLE

	Company		Consolidated	
	2006	2005	2006	2005
Current Cofins	820	495	1,528	1,471
Cofins contingency	18,316	18,334	21,882	21,939
Current PIS	161	108	313	318
PIS contingency	3,748	3,748	4,416	4,428
Accrued social contribution tax	-	8	824	658
Corporate income tax (IRPJ) - installment payment	3,167	3,728	4,913	5,148
Tax Debt Refinancing Program (Refis)	-	-	758	887
Other taxes	1,069	1,207	3,789	1,990
	27,281	27,628	38,423	36,839
Escrow deposits:				
Cofins	(15,485)	(15,485)	(19,434)	(18,951)
PIS	(4,122)	(4,122)	(5,211)	(5,211)
	(19,607)	(19,607)	(24,645)	(24,162)
	7,674	8,021	13,778	12,677
Current	5,199	5,546	9,302	9,210
Noncurrent	2,475	2,475	4,476	3,467

The Company is challenging the constitutionality of Federal taxes (Cofins and PIS), especially regarding the expansion of the tax basis and tax levy on revenues from sale of properties, prior to Law No. 9,718/98, for which there are escrow deposits. The Company has accrued such taxes based on the likelihood of loss according to the opinion of the Company's legal counsel.

Refis

On January 12, 2001, the subsidiary América Properties S.A. applied for the Refis Program with the São Paulo Municipal Government.

The debt balance due as of December 31, 2006 is R$758, resulting from payables to the São Paulo Municipal Government (property transfer tax - ITBI).

The Company requested payment in 120 monthly installments, with 50 installments remaining as of December 31, 2006. The amounts payable are recorded in current and noncurrent liabilities.

During the years there was no significant change in the reserve.

15. OTHER PAYABLES

Composed of:

	Company		Consolidated	
	2006	2005	2006	2005
Payables from contract terminations	348	4,038	767	4,610
Accounts payable	3,256	12,117	6,550	18,948
Allowance for investment losses	2,863	-	-	-
Contractual retentions with suppliers	3,066	3,042	4,432	4,382
Reserve for contingencies	1,546	1,046	1,546	1,046
	11,079	20,243	13,295	28,986

a) Payables from contract terminations

Represented by letters of credit issued to customers as a result of sales contract terminations. The letters are valid for three years and can be utilized by the assignee for the purchase of another real estate unit from the Company. The letters are nontransferable and expire after the aforementioned term, when the amounts revert to the Company. Balances are monetarily adjusted pursuant to contract clauses.

b) Accounts payable

Refer to amounts to be passed through to consortiums, associated companies and financial institutions, from collections of installments from customers, and assignment of receivables.

c) Reserve for contingencies

Recognized in an amount considered sufficient by management to cover probable losses on ongoing labor and civil lawsuits, based on the opinion of the Company's legal counsel. The increase in 2006 refers mainly to new lawsuits.

16. RELATED-PARTY TRANSACTIONS

The balances of transactions with related parties are as follows:

	Company		Consolidated	
	2006	2005	2006	2005
Advances for future capital increase - assets	138,746	14,989	-	-
Intercompany receivables referring to bank account credits - assets	49,312	14,408	45,615	5,299
Intercompany payables referring to bank account credits - liabilities	56,619	75,065	32,681	51,825
Expenses on planning, legal and other services - statement of income	656	1,045	656	1,045
Receivables for sale of properties, in prior periods, under market terms and conditions - assets	441	1,842	1,072	2,251
Advances from customers for sale of properties, in prior periods, under market terms and conditions - liabilities	9	-	9	-
Effect of above sales transactions:				
Revenues from sales - statement of income	662	5,608	720	9,881
Cost of sales - statement of income	(380)	(2,297)	(476)	(5,549)
Equity in subsidiaries - statement of income	(38)	1,721	-	-

17. SHAREHOLDERS' EQUITY

a) Capital

As of December 31, 2006, capital is R$445,117, represented by 78,851,814 registered common shares. Authorized capital is represented by 100,000,000 common shares.

In the first quarter of 2006, the Company made a public offering of shares, issuing 30,500,000 registered common shares without par value, at the issue price of R$25.00 per share, of which R$214,385 is intended for capital and R$548,115 is intended for the capital reserve, in the account "Share premium".

b) Profit reserves and dividends

A legal reserve of R$2,185, equivalent to 5% of net income for the year, was recognized, in conformity with legal and statutory requirements.

The calculation of proposed dividends for 2006 is as follows:

Net income for the year	43,701
Legal reserve of 5%	(2,185)
Calculation basis	41,516
Proposed dividends	25%
	10,380

The Company's Board of Directors will propose to the Shareholders' Meeting the approval of the allocation of retained earnings in the amount of R$31,136 as retention of profits for reinvestment in its operations, according to the investment plan.

c) Treasury shares

In the meeting held on June 1, 2006, the Board of Directors approved the purchase of the Company's shares to be held in treasury for subsequent sale or cancellation, without capital reduction. The term is 365 days.

As of December 31, 2006, 391,700 common shares, in the amount of R$8,792, had been acquired and were held in treasury. The minimum, weighted average and maximum costs per share are R$19.25, R$23.68 and R$24.39, respectively, and the market value of these shares as of December 31, 2006 is R$27.30 per registered common share.

The net proceeds from the sales for the period was R$664 thousand.

18. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred income and social contribution taxes (Company and consolidated) arise from temporary differences and tax loss carryforwards, in assets, and differences in criteria for recording income and expenses under the percentage-of-completion method and criteria used for taxation purposes, in liabilities. Management of the Company and its subsidiaries, based on projected future results, estimates realization within five years.

As of December 31, 2006, the Company has tax loss carryforwards to be utilized against income tax in the amount of R$118,225, and against social contribution tax in the amount of R$120,416 (R$129,616 and R$131,807 - consolidated, respectively). The balance of temporary differences is R$20,597 (R$26,070 - consolidated).

Additionally, as of December 31, 2006, R$87,015 (R$107,341 - consolidated) represents amounts recorded under the percentage-of-completion method, which will be subject to taxation in future years.

The calculation of deferred and current taxes for the period is as follows:

	Company			Consolidated		
	December 31, 2006	December 31, 2005	Variation	December 31, 2006	December 31, 2005	Variation
Deferred income and social contribution taxes - assets:						
On tax loss carryforwards	40,393	20,875	19,518	44,267	21,394	22,873
On temporary differences - taxes	7,003	6,731	272	8,864	8,060	804
	47,396	27,606	19,790	53,131	29,454	23,677
Deferred income and social contribution taxes - liabilities:						
On difference between revenue taxed on the cash basis (Regulatory Instruction No. 84/79) and the amount according to the completion of the project	29,585	13,512	(16,073)	36,496	14,396	(22,100)
Deferred taxes, net			3,717			1,577
Current income and social contribution tax expenses			-			(3,681)
Income and social contribution taxes credited (charged) to income			3,717			(2,104)

Deferred income and social contribution taxes were calculated at the combined rate of 34%.

The Company's management prepared estimates of the generation of future taxable income based on the expected results from operations for next years, discounted to present value at the monthly rate of 1%. This technical study was approved by the Executive Board and the Board of Directors and assumes the realization of deferred income and social contribution taxes, as follows:

Years	Company	Consolidated
Amounts as of December 31, 2006:		
2007	(11,388)	(11,388)
2008	2,991	2,991
2009	9,101	9,101
2010	9,288	9,288
After 2011	30,401	34,275
Deferred taxes on tax loss carryforwards	40,393	44,267
Deferred taxes on temporary differences (*)	7,003	8,864
	47,396	53,131

(*) These taxes will be realized upon the outcome of ongoing lawsuits, as described in Note 14.

Income and social contribution taxes in the statement of income present the following reconciliation at statutory rate:

	Company		Consolidated	
	2006	2005	2006	2005
Income before taxes	39,984	19,858	45,805	21,907
Statutory rate	34%	34%	34%	34%
Expected income and social contribution taxes	(13,595)	(6,752)	(15,574)	(7,448)
Equity in subsidiaries	15,984	5,544	-	-
Effect of subsidiaries' income taxed based on deemed income	-	-	10,469	2,888
Other permanent differences	1,328	1,528	3,001	2,831
	3,717	320	(2,104)	(1,729)

19. NONOPERATING (EXPENSES) INCOME

Composed of:

	Company		Consolidated	
	2006	2005	2006	2005
Cost on share subscription	(49,876)	-	(49,876)	-
Gain (loss) on sale and amortization of goodwill on investments	(1,285)	2,910	(1,866)	2,900
Other income, net	-	89	-	89
	(51,161)	2,999	(51,742)	2,989

20. FINANCIAL INCOME (EXPENSES)

Composed of:

	Company		Consolidated	
	2006	2005	2006	2005
Investment yield	55,511	329	56,727	1,788
Exchange variation on accounts receivable	13,261	9,718	29,657	14,170
Negative goodwill on assignment of receivables	(2,996)	(5,465)	(2,996)	(5,465)
Charges on financing	(13,331)	(18,611)	(26,657)	(26,609)
Banking expenses	(6,737)	(3,525)	(8,916)	(4,503)
Other	182	(3,034)	(376)	240
	45,890	(20,588)	47,439	(20,379)

21. REAL ESTATE DEVELOPMENT AND SALE

a) Accounts receivable

Company	2006 Current	2006 Noncurrent	2006 Total	2005 Current	2005 Noncurrent	2005 Total
Accounts receivable for property development	202,766	294,332	497,098	228,014	179,154	407,168
Unearned income	(15,080)	(21,891)	(36,971)	(19,554)	(15,364)	(34,918)
	187,686	272,441	460,127	208,460	163,790	372,250

Consolidated	2006 Current	2006 Noncurrent	2006 Total	2005 Current	2005 Noncurrent	2005 Total
Accounts receivable for property development	362,100	579,437	941,537	310,195	333,797	643,992
Unearned income	(21,122)	(21,891)	(43,013)	(22,901)	(20,058)	(42,959)
	340,978	557,546	898,524	287,294	313,739	601,033

b) Budgeted costs to be incurred

	Company 2006	Company 2005	Consolidated 2006	Consolidated 2005
Materials	75,665	55,160	143,074	92,026
Subcontractors and outside services	88,283	64,132	166,348	106,996
Company's labor	12,489	9,085	23,540	15,141
	176,437	128,377	332,962	214,163
Current	104,698	99,903	200,726	151,464
Noncurrent	71,739	28,474	132,236	62,699

c) Unearned income from real estate sale

	Company 2006	Company 2005	Consolidated 2006	Consolidated 2005
Revenues from sales of properties	254,232	196,410	517,433	330,973
Construction costs	(171,389)	(119,014)	(319,694)	(192,542)
Land	(5,049)	(9,363)	(13,268)	(21,622)
Selling expenses	(14,841)	(15,970)	(37,917)	(23,434)
Interest on financing	(685)	(460)	(844)	(478)
Unearned income	62,268	51,603	145,710	92,897

22. FINANCIAL INSTRUMENTS

The Company and its subsidiaries conduct transactions involving financial instruments with the purpose of financing their operations or investing their available funds. These risks are managed by means of definition of conservative strategies, aiming at liquidity, profitability and security. The control policy consists of ongoing monitoring of contracted rates compared to market rates. Transactions involving financial instruments with speculative purposes are not conducted.

The main financial instruments recorded in balance sheet accounts are represented by short and long-term temporary cash investments and loans and financing, whose estimated fair values approximate the carrying amounts.

23. INSURANCE

As of December 31, 2006, the Company has the following insurance contracts at amounts in line with the risks involved:

a) Civil liability - covers property damages and unintentional bodily injuries caused to third parties during construction, installations and assembling at the site covered by the insurance.

b) Physical damage to properties (financed projects) - covers damages and losses resulting from sudden and unforeseen accidents to the property.

c) Fire - lightning and explosion at head office and regional offices.

d) Construction completion insurance - guarantees the delivery of the property to buyers.

24. REISSUANCE OF THE FINANCIAL STATEMENTS

These financial statements are being reissued to include a summary of the differences between the Brazilian accounting practices and U.S. GAAP., as disclosed in Note 25.

25. SUMMARY OF DIFFERENCES BETWEEN BRAZILIAN ACCOUNTING PRACTICES AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA - U.S. GAAP

The accompanying consolidated financial statements are prepared in accordance with Brazilian accounting practices, which differ in certain significant respects from U.S. GAAP. Following is a reconciliation of net income and shareholders' equity of the differences between Brazilian accounting practices and U.S. GAAP as of December 31, 2006 and 2005 and for the corresponding net income for these two fiscal years.

I - Reconciliation of the differences between Brazilian accounting practices and U.S. GAAP

	Note	Consolidated 2006	Consolidated 2005
Net income under Brazilian accounting practices		43,701	20,178
Revenue recognition - revenues from sales of properties and services	III.a)	(82,366)	31,419
Revenue recognition - tax on sales and services - PIS/COFINS	III.a)	1,943	(1,262)
Revenue recognition - cost of sales and services	III.a)	43,904	(16,567)
Reversal of selling expenses capitalized	III.b)	(21,958)	1,108
Discounting of receivables	III.c)	1,495	(816)
Capitalization of interest	III.d)	15	4,954
Amortization of capitalized interest	III.d)	(2,422)	(7,403)
Deferred charges - cost	III.e)	(1,555)	(978)
Deferred charges - amortization	III.e)	978	106
Reversal of amortization of goodwill and negative goodwill generated in transactions under common control	III.f)	15	875
Reversal of costs related to public offering	III.g)	49,876	-
Deferred tax effects		10,134	(3,402)
Net income under U.S. GAAP		43,760	28,212
Comprehensive income under U.S. GAAP		43,760	28,212
Basic and diluted earnings per share computation	III.j)	43,760	28,212
Income attributable to common shareholders		43,760	28,212
Basic and diluted earnings per share		0.481	0.073
Weighted average common thousand shares outstanding during the year		91,022	386,815
Shareholders' equity under Brazilian accounting practices		1,079,677	292,648
Revenue recognition - revenues from sales of properties and services	III.a)	(109,740)	(27,374)
Revenue recognition - tax on sales and services - PIS/COFINS	III.a)	2,035	93
Revenue recognition - cost of sales and services	III.a)	65,013	21,109
Reversal of selling expenses capitalized	III.b)	(57,633)	(35,676)
Discounting of receivables	III.c)	(8,908)	(10,403)
Capitalization of interest	III.d)	18,643	18,627
Amortization of capitalized interest	III.d)	(17,187)	(14,764)
Deferred charges - cost	III.e)	(1,555)	(978)
Reversal of goodwill and negative goodwill generated in transactions under common control	III.f)	(1,440)	(1,455)
Deferred tax effects		24,261	14,127
Shareholders' equity under U.S. GAAP		993,166	255,954

II - Statement of changes in shareholders' equity in accordance with U.S. GAAP

	Consolidated	
	2006	2005
Shareholders' equity under U.S. GAAP as of the beginning of the year	255,954	232,538
Net income	43,760	28,212
Net proceeds from public offering	164,509	-
Additional paid-in capital	548,115	-
Treasury stock	(8,792)	-
Interest on shareholders' equity and dividends	(10,380)	(4,796)
Shareholders' equity under U.S. GAAP as of the end of the year	993,166	255,954

III - Description of GAAP differences

a) Revenue recognition

Under Brazilian accounting practices, revenues from sales of properties (development revenues), costs and related expenses are recognized using the percentage-of-completion method of accounting by measuring progress towards completion in terms of actual financial costs incurred versus total budgeted expenditures for each stage of a development. Land is treated as a portion of budgeted construction costs and is appropriated proportionally to development.

Under U.S. GAAP, in accordance with the provisions of Statement of Financial Accounting Standards - SFAS No. 66, "Accounting for Sales of Real Estate", the earnings process is not complete if a seller is obliged to complete the construction process, if those obligations are significant in relation to total costs, and if they remain unperformed at the time the sale is recognized. Therefore, revenue (as in Brazilian accounting practices by the percentage-of-completion method) is only recognized when all the following criteria are met:

i) Construction is beyond a preliminary stage, if engineering and design work, execution of construction contracts, site clearance and preparation, excavation, and completion of the building foundation are all completed.

ii) The buyer is committed to the extent of being unable to require a refund, and sales price is collectible.

iii) Costs can be reasonably estimated. Construction costs include all direct material, labor and borrowing costs and those indirect costs related to contract performance, such as indirect labor, supplies, tools and repairs costs.

For U.S. GAAP reconciliation purposes, the adjusted amounts as of December 31, 2006 and 2005 do not meet the condition of the preliminary stage accomplishment.

The respective indirect sales taxes and cost of sales that were reversed under U.S. GAAP as discussed above were also reversed for reconciliation purposes.

b) Selling expenses capitalized

Under Brazilian accounting practices, all costs incurred to sell real estate projects, including costs of model units and their furnishings, sales facilities, sales brochures, legal fees for preparation of prospectuses, semipermanent signs, advertising, "grand openings", and sales overhead including sales salaries, are capitalized as prepaid expenses and amortized based on the percentage of completion method.

Under U.S. GAAP, costs incurred to sell real estate projects (the same costs mentioned above) are capitalized only if they: (i) are reasonably expected to be recovered from the sale of the project or from incidental operations; and (ii) are incurred for: (1) tangible assets that are used directly throughout the selling period to aid in the sale of the project; or (2) services that have been performed to obtain regulatory approval of sales.

For U.S. GAAP reconciliation purposes certain costs related to advertising costs do no meet the conditions for capitalization and were reversed.

c) Discounting of receivables

Certain receivables of the Company are subject only to monetary adjustment (without interest) until the units are delivered (generally during the period of construction) and, thereafter, they are subject to monetary adjustment plus interest (considered the industry's "market interest"). The sales price includes estimated interest for the construction period. Under Brazilian accounting practices, these amounts are stated at face value.

Under U.S. GAAP and APB No. 21, "Interest on Receivables and Payables", receivables arising from transactions with customers in the normal course of business which are due in customary trade terms exceeding approximately one year are discounted to present value.

d) Capitalization and amortization of interest

Under Brazilian accounting practices, the Company capitalizes only interest from loans raised for specific development projects as part of the cost of property incurred during its construction.

Under U.S. GAAP, in accordance with the provisions of SFAS No. 34, "Capitalization of Interest Costs", interest incurred on borrowings during the construction period of capital projects is capitalized and added to the cost of the underlying assets and amortized over the useful lives of the corresponding asset. The credit is a reduction of interest expense.

e) Deferred charges

Brazilian accounting practices permit the deferral of research and development costs and of preoperating expenses. Deferred charges are amortized over a period of five years and are classified as intangible assets in the Company's balance sheet.

For U.S. GAAP reconciliation purposes, such amounts do not meet the conditions established for deferral and, accordingly, have been charged to operations, and the related amortization under Brazilian accounting practices has been reversed.

f) Goodwill and negative goodwill generated in transactions under common control

The Company acquired certain subsidiaries that were under common control and management. Under Brazilian accounting practices, the Company recorded a goodwill or negative goodwill that represented the price paid for the acquisition less the net book value of these subsidiaries. The goodwill and negative goodwill originating from these acquisitions are classified as investments and are being amortized in the statement of income on a straight-line basis over a period of five years.

Under U.S. GAAP, these acquisitions are accounted for at the historical book values of the respective companies acquired, since these companies were under common control and common management. For U.S. GAAP purposes, the excess of price paid over the book value or vice-versa was treated as capital distributions or contributions, respectively, at the time of such acquisitions.

g) Costs related to the public offering

Under Brazilian accounting practices, costs related to public offering of shares are charged to expenses as incurred. Under U.S. GAAP, costs related to public offering of shares are deducted from the proceeds received from such offering.

This difference has no net effect on shareholders' equity.

h) Consolidation practices

Under Brazilian accounting practices, through CVM Instruction No. 247/96, and in conformity with shareholders' agreements, certain investees and subsidiaries were proportionally consolidated. The shareholders' agreements establish that decisions must be jointly made in administrative operations and activities of these entities.

Under U.S. GAAP, certain investments in subsidiaries, although in compliance with the consolidation criteria defined by SFAS No. 94, "Consolidation of All Majority-Owned Subsidiaries", provide for substantive participation rights to minority shareholders, thus preventing the Company from consolidating these entities. For U.S. GAAP purposes, these investments are accounted for under the equity method. In addition, under U.S. GAAP, the proportional consolidation is permitted only in limited circumstances, including the construction and development industry. In the case of the Company's investees, these conditions, however, are not met.

Although these U.S. GAAP differences do not affect the net income or shareholders' equity, the balance sheet and statement of income accounts are affected.

Summarized balance sheet and the statement of income information for jointly-controlled subsidiaries of amounts proportionally consolidated in the Company's Brazilian accounting practices are presented below:

	As of and for the year ended December 31,	
	2006	2005
Current assets	392,820	82,680
Noncurrent assets	5,682	60,324
Total assets	398,502	143,004
Current liabilities	183,155	50,457
Noncurrent liabilities	95,590	62,225
Total current and noncurrent liabilities	278,745	112,682
Net Assets proportionally consolidated that would be classified as investments under U.S. GAAP	119,757	30,322
Operating revenues	68,352	37,895
Income from operations	17,874	8,348
Net income proportionally consolidated that would be classified as equity under U.S. GAAP	15,597	7,621

i) Interest income (expenses)

Under Brazilian accounting practices, interest income and interest expenses, including foreign exchange and monetary variations, are required to be shown as part of operating income.

Under U.S. GAAP, such interest income and interest expenses would be shown after operating income.

j) Earnings per share

The computation of earnings per share under Brazilian accounting practices is based on shares outstanding at end of each year and it is not adjusted retroactively for the effects of stock dividends and stock splits.

Under U.S. GAAP, earnings per share are determined based upon the weighted average number of shares outstanding at the end of year, giving retroactive effect to stock dividends and stock splits. The calculation of earnings per share under U.S. GAAP is shown together with the reconciliation of net income between Brazilian accounting practices and U.S. GAAP. The Company does not have any potentially dilutive securities.

	Consolidated	
	2006	2005
Net income under U.S. GAAP	43,760	28,212
Weighted average common thousand shares outstanding during the year	91,022	386,815
Basic and diluted earnings per share - U.S. GAAP	0.481	0.073

k) Financial statement note disclosures

Under Brazilian accounting practices, a certain set of information is required to be disclosed in the notes to the financial statements. The additional disclosures required by U.S. GAAP, which are relevant to the accompanying financial statements, are included herein.

IV - Supplemental disclosures required by the U.S. GAAP

a) Impairment of long-lived assets

For U.S. GAAP purposes, beginning January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets". In accordance with this standard, the Company periodically evaluates the carrying value of its long-lived assets held and in use, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the expected undiscounted cash flows from such assets are less than the carrying value of the assets. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets. No impairment has been recorded for all years presented.

b) Changes in number of shares

The following table presents changes in number of shares issued and outstanding at each year ended, adjusted retroactively for the reverse stock split of 8,000000083 common shares to 1 share occurred on February 3, 2006:

Common shares issued and outstanding	In thousands of shares
Shares at December 31, 2004	48.351.814
Issuance of shares	-
Shares at December 31, 2005	48.351.814
Issuance of shares	30.500.000
Shares at December 31, 2006	78.851.814

c) Statement of cash flows

The disclosure of the statements of cash flows as required by U.S. GAAP is presented as a supplementary information to the Brazilian accounting practices.

d) Concentration of risk

The Company maintains bank accounts and temporary cash investments with financial institutions approved by management based on objective criteria for diversification of credit risks. There are no concentration of risk on trade accounts receivable and revenues.

e) Segments

In accordance with U.S. GAAP, SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", it is required that public entities to disclose certain information about its business segments, which are utilized by management to allocate resources between segments and to assess the performance of them. The Company operates principally in sale and development of real estate properties. Other activities performed by the Company are not considered significant.

f) New pronouncements

The Financial Accounting Standards Board - FASB recently issued a number of SFAS and interpretations; neither of the standards or interpretations described below had or are expected to have a material impact on the financial position and results of the Company's operations.

1) In December 2006, the FASB issued FASB Staff Position (FSP) No. EITF 00-19-2, "Accounting for Registration Payment Arrangements", which includes most registration rights agreements in security issuances and certain "contingent interest" features in debt instruments. The FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with SFAS No. 5, Accounting for Contingencies. The FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to December 21, 2006. The Company will apply this statement as the need arises.

2) In September 2006, the FASB issued SFAS No.158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, which requires employers to recognize the over funded or under funded status of defined benefit postretirement plans as an asset or a liability and to recognize the changes in the funded status through comprehensive income. This statement also requires that defined benefit plan assets and obligations be measured as of the fiscal year-end. The Company will apply this statement as circumstances arise.

3) In September 2006, the FASB issued SFAS No.157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expand disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements. The Company will apply this statement as of November 15, 2007 as the need arises.

4) In July 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes", which prescribes a comprehensive model for how a company should recognize, measure, update and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the Interpretation, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. The Company will apply this Interpretation for its 2007 financials and does not expect any material impact resulting from this application.

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

SUPPLEMENTAL DATA
STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	43,701	20,178	43,701	20,178
Adjustments to net income:				
Depreciation and amortization	812	1,341	874	1,420
Reserve for contingencies	500	800	500	800
Investments in subsidiaries	(47,012)	(16,305)	-	-
Goodwill amortization	1,263	389	581	874
Deferred income and social contribution taxes, net	(3,717)	(1,955)	(1,577)	(2,254)
Interest and financial charges, net	(10,571)	(9,631)	(17,599)	(3,170)
Adjusted net income (loss)	(15,024)	(5,183)	26,480	17,848
Changes in current and noncurrent assets and liabilities				
Decrease (increase) in cash investments - noncurrent	490	2,257	490	2,257
Decrease (increase) in accounts receivable	(3,716)	23,352	(58,930)	(28,418)
Decrease (increase) in real estate for sale	(13,295)	(9,386)	(277,543)	(103,245)
Decrease (increase) in prepaid expenses	903	(889)	(14,849)	(2,263)
Decrease (increase) in advances to suppliers	4,996	(2,030)	2,684	(1,314)
Decrease (increase) in other receivables, net of items classified in liabilities	(38,757)	43,075	(41,522)	34,800
Decrease (increase) in intercompany, net of items classified in liabilities	(24,611)	1,638	(27,608)	8,977
Decrease (increase) in other receivables	(8,387)	(4,802)	(11,546)	(2,080)
Increase (decrease) in accounts payable for land acquisition	12,185	6,767	33,415	60,574
Increase (decrease) in taxes payable	(346)	2,356	(4,707)	3,297
Increase (decrease) in advances from customers	(9,760)	(4,446)	(21,236)	10,300
Increase (decrease) in other payables	798	(3,641)	7,356	(2,532)
Net cash provided by (used in) operating activities	(94,524)	49,068	(387,516)	(1,799)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of investments	(192,512)	(19,788)	(20,595)	(1,031)
Capital contribution in investees	(123,757)	(7,820)	-	-
Additions to property and equipment	(1,160)	(556)	(1,162)	(556)
Software development costs	(1,562)	(626)	(1,562)	(626)
Net cash used in investing activities	(318,991)	(28,790)	(23,319)	(2,213)

	Company		Consolidated	
	2006	2005	2006	2005
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital increase	214,385	-	214,385	-
Share premium	548,115	-	548,115	-
Treasury shares	(8,792)	-	(8,792)	-
Payment of dividends	(4,797)	(2,917)	(4,797)	(2,917)
Debt:				
Funding	89,557	101,364	145,214	165,327
Amortization	(121,305)	(118,192)	(168,872)	(161,500)
Net cash from financing activities	717,163	(19,745)	725,253	910
Increase (decrease) in cash and cash investments	303,648	533	314,418	(3,102)
CASH, BANKS AND CASH INVESTMENTS				
At beginning of year	6,388	5,855	12,629	15,731
At end of year	310,036	6,388	327,047	12,629

(Convenience Translation into English from the Original Previously Issued in Portuguese)

To the Board of Directors and Shareholders of
Rossi Residencial S.A.
São Paulo – SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Rossi Residencial S.A. and subsidiaries as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity (Company), and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Rossi Residencial S.A. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations, the changes in shareholders' equity (Company), and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying statements of cash flows are presented for purposes of additional analysis and are not a required part of the basic financial statements in conformity with Brazilian accounting practices. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for the years ended December 31, 2006 and 2005 taken as a whole.

5. Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The Company has presented the nature and effect of such differences in Note 25 to the consolidated financial statements.

6. These financial statements were originally prepared on February 9, 2007. However, as disclosed in note 24, the Company's management decided to reissue these statements to include additional information, which is disclosed in Note 25.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil

São Paulo, February 9, 2007, except for notes 24 and 25 as to which the date is May 14, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Ismar de Moura
Engagement Partner



(Convenience Translation into English from the Original Previously Issued in Portuguese)

Rossi Residencial S.A. and Subsidiaries

Financial Statements for the Years Ended December 31, 2005 and 2004 and Independent Auditors' Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Rossi Residencial S.A.
São Paulo - SP

1. We have audited the accompanying individual (Company) and consolidated balance sheets of Rossi Residencial S.A. and subsidiaries, as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company and its subsidiaries, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the individual and consolidated financial positions of Rossi Residencial S.A. and subsidiaries as of December 31, 2005 and 2004, the results of their operations, the changes in shareholders' equity, and the changes in their financial positions for the years then ended in conformity with Brazilian accounting practices.

4. The supplemental information included in the Attachment - Supplemental Data, related to the statements of cash flow, is presented for purposes of additional analysis and is not a required part of the basic financial statements. This information has been audited by us in accordance with the auditing procedures mentioned in paragraph 2 and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

5. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, January 26, 2006

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Ismar de Moura
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Amounts in thousands of Brazilian reais - R$)

1. OPERATIONS

Rossi Residencial S.A. (the "Company") is engaged in the development, construction and sale of residential and commercial properties, tracts of land, and the provision of civil engineering services.

2. PRESENTATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING PRACTICES

The financial statements have been prepared in accordance with Brazilian accounting practices, as follows:

a) Cash investments

Represented by bank certificates of deposit and savings accounts, stated at cost plus income earned through the balance sheet dates.

b) Real estate for sale

Stated at construction or acquisition cost, lower than market value.

c) Allowance for doubtful accounts

Recognized, when applicable, based on management's evaluation as to possible losses on realization of receivables.

d) Investments

Equity in subsidiaries is accounted for under the equity method. Other investments are stated at cost. Goodwill on investments is amortized using the same criterion for recognizing income from developments, as mentioned in item g).

e) Property and equipment

Stated at acquisition cost, less depreciation calculated under the straight-line method based on the estimated useful lives of the assets.

f) Intangible assets

Represented by costs related to the acquisition and development of software, and projects under development, amortized over five years under the straight-line method from the time benefits begin to be generated.

g) Recognition of revenue from development and sale of real estate

For installment sales of a completed unit, revenue is recognized at the time the sale is performed, regardless of the term for receipt of the amount established by contract.

Fixed-rate interest is recognized in income under the accrual basis, regardless of its receipt.

For sales of uncompleted units, revenue is recognized in accordance with criteria established by Resolution No. 963/03 of the Federal Accounting Council (CFC), detailed below:

(i) Sales revenues, costs of tracts of land and construction and selling expenses related to the respective developments are recognized in income under the percentage of completion method, where the percentage is measured in proportion to the cost incurred in relation to the total estimated cost of the respective projects.

(ii) Sales revenues computed in accordance with item (i), including monetary restatement, net of installments already received, are recorded as accounts receivable or advances from customers, according to the ratio between recorded revenues and received amounts.

h) Capitalized interest

Interest on loans directly related to property development is capitalized as cost of real estate for sale, in case of units for sale, and as prepaid expenses, in case of units sold, for future allocation to income, in accordance with the percentage of completion method of accounting for each project.

i) Income and social contribution taxes

Income and social contribution tax bases are calculated in accordance with the criteria established by the tax law in effect. Deferred taxes are based on the criteria discussed in Note 17.

j) Accounting estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts (for example, reserves for contingencies, allowance for doubtful accounts, etc.). Actual results could differ from those estimates.

k) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates.

l) Comparability of financial statements

The financial statements for the year ended December 31, 2004 have been reclassified, when applicable, for comparative purposes, due to the change in the criterion for recognizing 2005 real estate transactions in balance sheet accounts, for full compliance with CFC Resolution No. 963/03, as detailed in Note 19.

3. CONSOLIDATION CRITERIA

The consolidated financial statements include the accounts of the Company and its subsidiaries, detailed in Note 8. In consolidation, investments in subsidiaries, intercompany balances and transactions and unrealized intercompany profit have been eliminated. Minority interest is shown in a separate caption in the consolidated financial statements.

The investments in which the Company is in charge of the real estate and financial management of its projects and of the construction of the buildings were fully consolidated.

4. ACCOUNTS RECEIVABLE

Summarized as follows:

	2005			2004		
Company	Current	Long term	Total	Current	Long term	Total
Accounts receivable for property development	130,101	102,222	232,323	154,890	83,402	238,292
Unearned income	(19,554)	(15,364)	(34,918)	(26,582)	(14,313)	(40,895)
	110,547	86,858	197,405	128,308	69,089	197,397

	2005			2004		
Consolidated	Current	Long term	Total	Current	Long term	Total
Accounts receivable for property development	174,733	207,505	382,238	170,021	152,290	322,311
Unearned income	(25,082)	(24,201)	(49,283)	(31,934)	(25,312)	(57,246)
	149,651	183,304	332,955	138,087	126,978	265,065

a) Accounts receivable for property development

The amounts receivable for completed properties are updated according to the contracts, as follows:

- Up to delivery of the keys for property units sold, based on the National Civil Construction Index (INCC).
- After delivery, based on the General Market Price Index (IGP-M), plus interest of 12% per year (Price table).

b) Unearned income

Represents the portion of accounts receivable related to interest to be accrued in future periods.

The allowance for doubtful accounts was not recognized as of December 31, 2005 and 2004, considering that the amounts receivable are collateralized by the negotiated properties.

As established by CFC Resolution No. 963/03, accounts receivable must be recorded up to the amount of revenue recognized in the period, and the received amounts higher than the recognized amounts must be recorded as advances from customers. As of December 31, 2005 and 2004, advances from customers arising from the application of this criterion are R$21,564 (R$34,751 - consolidated) and R$26,010 (R$23,112 - consolidated), respectively, and are classified in current liabilities under the caption "Advances from customers".

5. REAL ESTATE FOR SALE

Represented by apartments, homes and commercial units to be sold, land for future development and materials to be used in construction, as follows:

	Company		Consolidated	
	2005	2004	2005	2004
Completed units	18,048	16,524	34,403	18,592
Units under construction	70,932	55,668	97,879	112,891
Land for future development	41,674	48,986	163,510	56,969
Materials	1,928	2,018	3,434	2,570
	132,582	123,196	299,226	191,022

The book value of land of a development is transferred to the caption "Units under construction" at the time the development is launched.

6. ESCROW DEPOSITS

Escrow deposits, representing legal deposits in connection with litigation (Note 13), consist of the following:

	Company		Consolidated	
	2005	2004	2005	2004
Cofins (tax on revenue)	15,485	13,837	19,159	18,238
PIS (tax on revenue)	4,122	4,273	5,279	5,687
Other	1,221	219	3,935	2,457
	20,828	18,329	28,373	26,382

7. OTHER ASSETS

Represented by:

7.1. Other assets - current

	Company		Consolidated	
	2005	2004	2005	2004
Notes receivable	2,326	690	2,585	990
Accounts receivable	16,921	6,057	17,460	6,659
Advances to suppliers	10,283	8,253	11,972	10,331
Recoverable taxes	1,068	859	4,290	2,541
Assignment of receivables	3,302	6,376	3,302	6,376
Transfer from customers	4,098	2,660	4,147	2,710
Other	3,974	921	4,024	1,258
	41,972	25,816	47,780	30,865

a) Accounts receivable

Refer to receivables from consortiums.

b) Assignment of receivables

	Company and consolidated	
	2005	2004
Accounts receivable from customers assigned to financial institutions	5,117	10,366
Advances on assignments	(1,815)	(3,990)
	3,302	6,376

a) Accounts receivable for property development

The amounts receivable for completed properties are updated according to the contracts, as follows:

- Up to delivery of the keys for property units sold, based on the National Civil Construction Index (INCC).
- After delivery, based on the General Market Price Index (IGP-M), plus interest of 12% per year (Price table).

b) Unearned income

Represents the portion of accounts receivable related to interest to be accrued in future periods.

The allowance for doubtful accounts was not recognized as of December 31, 2005 and 2004, considering that the amounts receivable are collateralized by the negotiated properties.

As established by CFC Resolution No. 963/03, accounts receivable must be recorded up to the amount of revenue recognized in the period, and the received amounts higher than the recognized amounts must be recorded as advances from customers. As of December 31, 2005 and 2004, advances from customers arising from the application of this criterion are R$21,564 (R$34,751 - consolidated) and R$26,010 (R$23,112 - consolidated), respectively, and are classified in current liabilities under the caption "Advances from customers".

5. REAL ESTATE FOR SALE

Represented by apartments, homes and commercial units to be sold, land for future development and materials to be used in construction, as follows:

	Company		Consolidated	
	2005	2004	2005	2004
Completed units	18,048	16,524	34,403	18,592
Units under construction	70,932	55,668	97,879	112,891
Land for future development	41,674	48,986	163,510	56,969
Materials	1,928	2,018	3,434	2,570
	132,582	123,196	299,226	191,022

The book value of land of a development is transferred to the caption "Units under construction" at the time the development is launched.

8. INVESTMENTS

	2005				Investment balances			
					2005		2004	
	Adjusted shareholders' equity	Adjusted net income (loss)	Equity interest - %	Equity in subsidiaries	Company	Consolidated	Company	Consolidated
Acer Participação S.A.	518	366	99.99	366	518	-	153	-
América Piqueri Incorporadora S.A.	8,000	(3,673)	20.00	(735)	1,600	-	2,335	-
América Properties S.A.	19,738	1,209	99.99	1,209	19,738	-	35,882	-
Barão do Café Empreendimentos Imobiliários S.A.	47	46	50.00	23	24	-	-	-
Begônia Incorporadora Ltda.	4,687	4,397	99.95	4,395	4,685	-	290	-
Bosque Rio Branco Empreendimentos S.A.	2,461	-	99.99	-	2,461	-	-	-
Calêndula Desenvolvimento Imobiliário S.A.	917	-	70.00	-	642	-	-	-
Caliandra Incorporadora Ltda.	2,750	1,092	99.95	1,092	2,749	-	1,657	-
Dália Empreendimentos Imob. Ltda.	12,973	1,953	50.00	977	6,487	-	7,367	-
Gaia Desenvolvimento Imobiliário S.A.	79	77	99.95	77	79	-	-	-
Gardênia Participações S.A.	7,728	444	50.00	222	3,864	-	6,102	-
Girassol Incorporadora S.A.	2,681	116	99.99	116	2,681	-	953	-
Gramínea Desenvolvimento Imobiliário S.A.	2,102	-	50.00	-	1,051	-	-	-
Gramínea Empreendimentos S.A.	917	-	50.00	-	459	-	-	-
Guazuma Empreendimentos S.A.	990	-	33.33	-	330	-	-	-
Hibisco Incorporadora Ltda.	2,236	1,361	50.00	680	1,118	-	438	-
Horizonte Empreendimentos S.A.	1,658	-	99.95	-	1,657	-	-	-
Iguatemi Porto Alegre Des. Imobiliário S.A.	7,091	-	99.99	-	7,091	-	-	-
Image Empreendimentos S.A.	456	-	99.95	-	456	-	-	-
LT Incorporadora Ltda.	3,982	2,999	50.00	1,500	1,929	-	554	-
Natura Recreio Des. Imobiliário S.A.	496	(154)	50.00	(77)	248	-	-	-
Orquídea Incorporadora Ltda.	2,552	74	99.99	74	2,552	-	2,478	-
Pantai Desenvolvimento Imob. S.A.	938	(112)	99.95	(112)	938	-	1,050	-
Pátio das Alamedas Empreendimentos S.A.	87	86	50.00	43	43	-	-	-
Peônia Empreendimentos S.A.	45,768	-	33.70	-	15,424	-	-	-
Praça Capital Desenvolvimento Imobiliário S.A.	2,506	968	70.00	678	1,754	-	-	-
Praça Capital Empreendimentos S.A.	182	181	70.00	127	128	-	-	-
Praça Capital Negócios Imobiliários S.A.	1,117	(789)	70.00	(553)	782	-	-	-
Reserva Petrópolis Empreendimentos S.A.	899	897	99.90	897	898	-	-	-
Rossi AEM Incorporadora Ltda.	13,327	1,545	50.00	773	6,663	-	6,231	-
Rossi Empreendimentos Imobiliários S.A.	86	56	99.99	56	86	-	30	-
Rossi GNO Incorporadora Ltda.	4,638	692	99.99	692	4,638	-	3,069	-
Rossi Montante Incorporadora S.A.	1,963	903	70.00	632	1,374	-	367	-
Rossi Securities Empreend. Imob. S.A.	2,448	1,486	35.00	520	857	-	337	-
Rossi Trust e Participações Ltda.	4,206	(295)	99.99	(295)	4,206	-	4,500	-
Santa Felicidade Empreendimentos S.A.	28	26	70.00	19	20	-	-	-
Santa Felicidade Incorporadora S.A.	423	96	70.00	67	296	-	-	-
Scon Rossi Incorporadora S.A.	5,280	3,975	50.00	1,987	2,640	-	653	-
SCP Campinas	43	-	99.99	-	43	-	43	-
Sibipuruna Empreendimentos S.A.	6,493	-	99.99	-	6,493	-	-	-
Vivanti Desenvolvimento Imobiliário S.A.	857	855	99.95	855	857	-	-	-
Other				-	79	28	801	42
Goodwill on investments				-	829	1,456	473	1,502
				16,305	111,467	1,484	75,763	1,544

	2005				Investment balances			
					2005		2004	
	Adjusted shareholders' equity	Adjusted net income (loss)	Equity interest - %	Equity in subsidiaries	Company	Consolidated	Company	Consolidated
Advances for future capital increase:								
Alpinia Desenvolvimento Imobiliário S.A.				-	1,757	-	-	-
Atmosfera Des. Imob. S.A.				-	-	-	105	-
Begônia Incorporadora Ltda.				-	3,862	-	2,231	-
Calêndula Desenvolvimento Imobiliário S.A.				-	8	-	-	-
Caliandra Incorporadora Ltda.				-	-	-	734	-
Condomínio das Palmeiras Des. Imob. S.A.				-	-	-	521	-
Flor de Abril Des. Imobiliário S.A.				-	81	-	-	-
Guazuma Empreendimentos S.A.				-	100	-	-	-
Hibisco Incorporadora Ltda.				-	-	-	282	-
LT Incorporadora Ltda.				-	434	-	434	-
Orquidea Incorporadora Ltda.				-	-	-	570	-
Pantai Desenvolvimento Imob. S.A.				-	959	-	812	-
Peônia Empreendimentos Imobiliários S.A.				-	305	-	-	-
Porto Paradiso Incorporadora S.A.				-	1,601	-	-	-
Praça Capital Negócios Imobiliários S.A.				-	679	-	-	-
Rossi Montante Incorporadora S.A.				-	2,974	-	962	-
Scon Rossi Incorporadora S.A.				-	44	-	44	-
Vivanti Desenvolvimento Imobiliário S.A.				-	2,185	-	474	-
				-	14,989	-	7,169	-
				16,305	126,456	1,484	82,932	1,544

Special partnerships (SCP) and other investees have the specific purpose of carrying out property developments for the construction and sale of residential and commercial properties, similar to the Company.

The financial statements of subsidiaries, used for determining equity in subsidiaries and for consolidation purposes, have been adjusted to comply with the accounting practices adopted by the Company, as described in Note 2.

9. PROPERTY AND EQUIPMENT

Composed of:

	Annual	Company		Consolidated	
	depreciation rate - %	2005	2004	2005	2004
Machinery and equipment	10	632	423	632	423
Furniture and fixtures	10	232	236	348	352
Installations	10	593	311	593	311
IT equipment	20	1,332	1,262	1,475	1,405
Vehicles	20	32	32	32	32
Telephone line use rights	-	80	80	94	94
Trademarks and patents	-	108	108	119	119
Works of art	-	6	6	6	6
		3,015	2,458	3,299	2,742
Accumulated depreciation		(1,356)	(1,103)	(1,542)	(1,258)
		1,659	1,355	1,757	1,484

10. INTANGIBLE ASSETS

Represented by:

	Company		Consolidated	
	2005	2004	2005	2004
Costs for projects under development	1,177	1,177	1,177	1,177
Software	7,156	6,528	7,465	6,838
Accumulated amortization	(6,709)	(5,619)	(6,966)	(5,829)
	1,624	2,086	1,676	2,186

11. LOANS AND FINANCING

Represented by:

	Company		Consolidated	
	2005	2004	2005	2004
Current:				
Mortgage loans	47,371	37,094	92,366	41,627
Working capital loans	29,572	30,287	29,572	30,287
	76,943	67,381	121,938	71,914

	Company		Consolidated	
	2005	2004	2005	2004
Long term:				
Mortgage loans	9,731	10,453	17,014	22,815
Working capital loans	1,629	14,771	1,629	14,771
	11,360	25,224	18,643	37,586

a) Mortgage loans

Loans for financing the construction of real estate, subject to interest ranging from 12% to 18% per year, restated based on the TR (a managed prime rate) and payable in installments through 2008. These loans are collateralized by mortgages on the underlying real estate.

b) Working capital loans

These loans are subject to interest at rates ranging from 4.9% to 6.16% per year, plus monetary variation, when applicable, and are payable in installments maturing through 2007. These loans are collateralized by receivables with maturities over one year and promissory notes of majority shareholders (see item d) below).

c) Consolidated schedule of maturities

The table below shows the consolidated schedule of maturities of loans and financing as of December 31, 2005:

Year	R$
2007	18,520
2008	123
Total	18,643

d) Collaterals

Loans and financing are collateralized by:

	Company		Consolidated	
	2005	2004	2005	2004
Pledge of accounts receivable	15,655	29,206	15,655	29,206
Mortgages on properties under mortgage loans	57,102	47,547	109,380	64,442
Promissory notes of majority shareholders	15,546	15,852	15,546	15,852
	88,303	92,605	140,581	109,500

12. ACCOUNTS PAYABLE FOR LAND ACQUISITION

Represented by land purchase contracts for property development. Of the total of R$21,648 (R$131,707 - consolidated), the amount of R$10,835 (R$77,641 - consolidated) will be settled through share in the revenue from the development launched in the related land. The remaining amount of R$10,813 (R$54,066 - consolidated) will be paid in cash, monetarily restated.

13. TAXES PAYABLE

	Company		Consolidated	
	2005	2004	2005	2004
Current Cofins	495	2,185	1,647	2,957
Cofins contingency	18,334	18,334	22,150	23,009
Current PIS	108	475	356	636
PIS contingency	3,748	3,748	4,491	4,653
Accrued social contribution tax	8	32	938	521
IRPJ (corporate income tax)	3,728	45	5,826	1,061
Tax Debt Refinancing Program (Refis)	-	-	887	968
Other taxes	1,207	453	2,407	719
	27,628	25,272	38,702	34,524
Current	5,546	3,190	11,346	6,051
Long term	22,082	22,082	27,356	28,473

The Company is challenging the constitutionality of federal taxes (Cofins and PIS), especially as regards the expansion of the tax bases and tax levy on sales revenues, prior to Law No. 9,718/98, for which there are escrow deposits (Note 6). The Company has accrued such taxes based on the chances of loss according to the opinion of Company's legal counsel.

Refis

On January 12, 2001, the subsidiary América Properties S.A. opted for the Refis Program.

The balance due as of December 31, 2005, included in the Refis Program, is R$887 (R$968 as of December 31, 2004), resulting from payables to the São Paulo Municipal Government (property transfer tax - ITBI).

The Company requested payment in 120 monthly installments, with 62 installments remaining as of December 31, 2005. The amounts payable are recorded in current and long--term liabilities.

14. OTHER ACCOUNTS PAYABLE

Composed of:

	Company		Consolidated	
	2005	2004	2005	2004
Payables from contract terminations	4,899	2,559	6,235	2,751
Accounts payable	19,454	9,515	5,136	1,901
Contractual retentions with suppliers	3,042	2,160	4,382	2,335
Reserve for contingencies	1,046	246	1,046	246
	28,441	14,480	16,799	7,233

a) Payables from contract terminations

Represented by letters of credit issued to customers as a result of sales contract terminations. The letters are valid for three years and can be utilized by the assignee for the purchase of another real estate unit from the Company. The letters are nontransferable and expire after the aforementioned term, when the amounts revert to the Company. Balances are monetarily restated pursuant to the contract clauses.

b) Accounts payable

Amounts to be passed on to consortiums, related parties and financial institutions, from collections of installments from customers, and assignment of receivables.

c) Reserve for contingencies

Recognized in an amount considered sufficient by management to cover probable losses on ongoing labor and civil lawsuits, based on the opinion of its legal counsel.

15. RELATED-PARTY TRANSACTIONS

The balances of transactions with related parties are as follows:

	Company		Consolidated	
	2005	2004	2005	2004
Advances for future capital increase - assets	14,989	7,169	-	-
Receivables from sales of tracts of land - assets	355	580	355	580
Payables referring to the acquisition of equity interests in December 2005 based on prices supported by third-party assessments - current liabilities	37,701	-	37,701	-
Payables to individuals and related parties referring to checking account credits, under market conditions - long-term liabilities	29,168	27,530	28,076	19,262
Financial expenses on the amounts payable mentioned above - statement of income	615	1,859	615	2,251
Expenses on planning, legal and other services - statement of income	1,045	982	1,045	982
Receivables for sale of properties, in prior periods, under market terms and conditions - assets	1,842	734	2,251	5,738
Effect of above sales transactions:				
Revenue from sales - statement of income	5,608	5,694	9,881	9,202
Cost of assets - statement of income	(2,297)	(2,895)	(5,549)	(4,910)
Equity in subsidiaries - statement of income	1,721	1,493	-	-
Negative goodwill on assignment of receivables - statement of income	(675)	-	(675)	-

16. SHAREHOLDERS' EQUITY

a) Capital

As of December 31, 2005 and 2004, capital is R$230,732, represented by 386,814,516 registered common shares. Authorized capital is represented by 986,814,516 common shares.

b) Profit reserves and dividends

A legal reserve of R$1,009, equivalent to 5% of net income for the year, was recognized, in conformity with legal and statutory requirements.

The calculation of proposed dividends for 2005 is as follows:

Net income	20,178
Legal reserve of 5%	(1,009)
Calculation basis	19,169
Dividends provided for in bylaws	25%
	4,792
Additional	4
Proposed dividends	4,796

The Company's management will propose to the Annual Shareholders' Meeting the approval of the allocation of retained earnings in the amount of R$14, 373 as retention of profits for reinvestment in its operations, according to the investment plan.

17. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

Deferred income and social contribution taxes (Company and consolidated) included in the financial statements arise from temporary differences and tax loss carryforwards, in assets, and differences in criteria for recording income and expenses under the cost incurred method and criteria used for tax purposes, in liabilities. Management of the Company and its subsidiaries, based on projected future results, estimate realization within five years.

As of December 31, 2005, the Company has tax loss carryforwards to be utilized against income tax in the amount of R$60,818, and against social contribution tax in the amount of R$63,010 (R$63,402 and R$65,594 - consolidated, respectively). The balance of temporary differences is R$19,797 (R$23,705 - consolidated).

Additionally, as of December 31, 2005, R$39,743 (R$44,406 - consolidated) represent amounts recorded in income under the cost incurred method and which will be subject to taxation in future periods.

The calculation of deferred and current taxes for 2005 and 2004 is as follows:

	Company			Consolidated		
	December 31, 2005	December 31, 2004	Variation	December 31, 2005	December 31, 2004	Variation
Deferred income and social contribution taxes - assets:						
On tax loss carryforwards	20,875	9,728	11,147	21,753	10,646	11,107
On temporary differences - taxes (Note 13)	6,731	6,731	-	8,060	8,226	(166)
	27,606	16,459	11,147	29,813	18,872	10,941
Deferred income and social contribution taxes - liabilities:						
On difference between revenue taxed on the cash basis (Regulatory Instruction No. 84/79) and the amount according to the completion of the project	13,512	4,320	(9,192)	15,098	6,441	(8,657)
Deferred taxes, net			1,955			2,284
Current income and social contribution tax expenses			(1,635)			(5,513)
Income and social contribution taxes credited (charged) to income			320			(3,229)

Deferred income and social contribution taxes were calculated at the combined rate of 34%.

Company's management prepared estimates of the generation of future taxable income based on the expected results from operations for subsequent years, discounted to present value at the monthly rate of 1%. This technical study has been approved by the Executive Board and the Board of Directors and assumes the realization of deferred income and social contribution taxes, as follows:

Years	Company	Consolidated
Amounts as of December 31, 2005:		
2006	-	-
2007	1,317	1,317
2008	5,534	5,534
2009	14,024	14,902
Deferred taxes on tax loss carryforwards	20,875	21,753
Deferred taxes on temporary differences (*)	6,731	8,060
	27,606	29,813

(*) It will be realized upon the outcome of lawsuits in progress, as described in Notes 6 and 13.

18. NONOPERATING INCOME

	Company 2005	Company 2004	Consolidated 2005	Consolidated 2004
Gain on sale and amortization of goodwill on investments	2,910	359	2,926	359
Other income, net	89	76	36	2,230
	2,999	435	2,962	2,589

19. CHANGE IN ACCOUNTING PRACTICE

As mentioned in Note 2, in 2005 the Company and its subsidiaries started to adopt the criteria established by CFC Resolution No. 963/03 for recognition of property development transactions in the balance sheet.

For information purposes, the balances of sales of real estate already contracted, related to property development and resale of real estate, estimated costs to complete construction projects in process and deferred profit on sales of properties under the previously adopted criteria, are as follows:

a) Accounts receivable

Company	2005 Current	2005 Long term	2005 Total	2004 Current	2004 Long term	2004 Total
Accounts receivable for property development	228,014	179,154	407,168	269,828	145,292	415,120
Unearned income	(19,554)	(15,364)	(34,918)	(26,582)	(14,313)	(40,895)
	208,460	163,790	372,250	243,246	130,979	374,225

Consolidaded	2005 Current	2005 Long term	2005 Total	2004 Current	2004 Long term	2004 Total
Accounts receivable for property development	339,043	408,765	747,808	365,092	331,668	696,760
Unearned income	(25,082)	(24,201)	(49,283)	(31,934)	(25,312)	(57,246)
	313,961	384,564	698,525	333,158	306,356	639,514

b) Estimated costs to complete construction projects in process

	Company		Consolidated	
	2005	2004	2005	2004
Materials	55,160	57,293	119,008	117,122
Subcontractors and outside services	64,132	66,045	129,859	127,815
Own labor	9,085	9,283	16,562	15,911
	128,377	132,621	265,429	260,848
Current liabilities	99,903	92,835	180,647	183,368
Long-term liabilities	28,474	39,786	84,782	77,480

c) Deferred profit on sales of properties

	Company		Consolidated	
	2005	2004	2005	2004
Revenues from sale of properties	196,410	202,838	400,319	397,561
Construction costs	(119,014)	(119,687)	(236,925)	(222,123)
Land	(9,363)	(12,935)	(28,504)	(38,725)
Selling and marketing expenses	(15,970)	(15,044)	(27,763)	(24,928)
Interest on financing	(460)	(496)	(480)	(677)
Deferred profit, net	51,603	54,676	106,647	111,108

20. FINANCIAL INSTRUMENTS

The Company's financial instruments are currently restricted to temporary cash investments, working capital loans and mortgage loans, under normal market conditions, reflected in the financial statements under the criteria described in Note 2.

21. INSURANCE

As of December 31, 2005, the Company has the following insurance coverage considered compatible with the risks involved:

a) Civil liability - covers material damages and unintentional bodily injuries caused to third parties during construction, installations and assembling at the site covered by the insurance.

b) Physical damage to properties (financed projects) - covers damages, losses and material damages resulting from sudden and unforeseen accidents to the property.

c) Fire - covers fire, lightning and explosions in the head office and regional offices.

d) Construction completion insurance - guarantees the delivery of the property to qualified buyers.

22. OTHER SERVICES PROVIDED BY THE INDEPENDENT AUDITORS

In accordance with CVM Instruction No. 381, of January 14, 2003, we inform that the Company did not contract services other than external audit with the independent auditor responsible for the audit of the financial statements.

23. EMPLOYEE PROFIT SHARING PLAN AND OTHER BENEFITS

In 1997, we implemented a profit sharing plan for all employees with the purpose of encouraging individual performance and employees' commitment to corporate goals. In 2005, we paid our employees approximately R$173 as profit sharing.

In order to boost motivation and allow the improvement of the employees, in addition to maintaining, on a continuous basis, an internal training course program, we also offer an education support policy carried out through the reimbursement of monthly tuition fees (undergraduate and graduate studies). In 2005, we disbursed the approximate amount of R$71 for this program.

ATTACHMENT

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

SUPPLEMENTAL DATA

STATEMENTS OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES				
Receipts:				
Sale of properties	280,790	181,808	392,529	251,179
Services rendered	3,731	1,721	1,249	1,199
Payments:				
Cost of construction	(167,078)	(148,634)	(270,324)	(183,254)
Payment of land	(4,030)	(6,809)	(16,421)	(16,832)
Administrative expenses	(25,300)	(20,687)	(29,198)	(26,406)
Marketing and selling expenses	(59,923)	(28,678)	(70,129)	(45,585)
Contract terminations	(3,956)	(3,863)	(4,010)	(5,177)
Employee profit sharing	(173)	-	(173)	-
Taxes	(13,236)	(10,164)	(20,833)	(13,378)
Net cash from operating activities	10,825	(35,306)	(17,310)	(38,254)
CASH FLOWS FROM INVESTING ACTIVITIES				
Receipts (Payments):				
Dividends received	752	585	292	-
Sale of permanent assets	-	27	-	27
Sale of investments	4,096	7,378	4,096	7,378
Capital contributions in investees	(1,455)	(1,903)	-	-
Additions to property and equipment	(328)	(600)	(328)	(608)
Purchase and development of software	(626)	(407)	(626)	(415)
Project research and development costs	(229)	(1,057)	(241)	(1,057)
Net cash from investing activities	2,210	4,023	3,193	5,325
CASH FLOWS FROM FINANCING ACTIVITIES				
Receipts (Payments):				
Bank loans, net of amortization	(10,943)	33,742	19,419	48,109
Payment of dividends	(2,672)	-	(2,672)	-
Related parties	13,248	(1,773)	9,529	(3,043)
Financial expenses, net	(12,136)	(6,935)	(17,881)	(7,192)
Net cash from financing activities	(12,503)	25,034	8,395	37,874
Cash flow for the year	532	(6,249)	(5,722)	4,945
CASH, BANKS AND CASH INVESTMENTS				
At beginning of year	5,856	12,105	21,471	16,526
At end of year	6,388	5,856	15,749	21,471

* * * * *

Management Report

To our Shareholders, Customers and Investors:
In accordance with legal and statutory provisions and securities market regulations, we submit this report for your appreciation, together with the financial statements of Rossi Residencial S.A. and subsidiaries ("Rossi"), for the year ended December 31, 2005.

Capital Market – Bovespa RSID3

Recent incentive measures for the real estate sector, approved by the Federal government through Law No. 11,196, of November 21, 2005, combined with the inflation control policy, the process of lowering interest rates and increasing supply of credit for the sector, have awaken investor interest in investing in the sector through the capital market.
Rossi Residencial shares have appreciated more than 380% in the last 12 months, notably beginning in September 2005, and trading volume in the year reached R$ 62.6 million, compared to the volume of R$ 9.3 million in 2004. The percentage of outstanding shares as of December 2004 and 2005 correspond to 8.45%, represented by 32,668,440 shares, of a total of 386,814,516 common shares.



Price and Volume Traded in 2005
Volume Traded
Unit Price - R$
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
3.6
3.4
3.2
3
2.8
2.6
2.4
2.2
2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Price
Volume Traded

In December 2005, Rossi Residencial S.A. filed for CVM (Brazilian Securities Commission) registration of an initial and secondary public offering of shares, through which Rossi Residencial S.A. and Roplano S.A. will offer common shares issued by Rossi Residencial S.A., together representing at least 25% of total and voting capital.

In an Extraordinary Shareholders' Meeting held on January 26, 2006, a 1-for-8 reverse stock split of Rossi Residencial S.A. shares, and adherence to Bovespa's differentiated practices of corporate governance, named *Novo Mercado* ("New Market") was approved.

In order to stimulate share liquidity, in January 2006 Rossi Residencial S.A. contracted Pactual Corretora de Títulos e Valores Mobiliários S.A. as market maker for its shares ("RSID3") on Bovespa, for the period of one year, automatically renewable for equal periods.

Performance

Rossi closed 2005 with net income of R$ 20.2 million and EBITDA of R$ 44.1 million, representing growth of 5% and 21%, respectively, in relation to 2004.


Net Income
(in R$ 000)
19,301
20,178
2003
2004
2005
(6,143)
EBITDA
(in R$ 000)
44,071
36,538
2003
2004
2005
(5,269)

Launches

Over the course of 2005, 18 projects were launched, totaling R$ 395.5 million in overall sales value, of which R$ 304.2 million corresponds to Rossi's share, and the remainder to the shareholders' share. The 23% decrease was mainly due to the postponement of launches until 2006, due to zoning restrictions in the city of São Paulo, in effect from January to October 2005 and adversely affected the approval of projects for the entire development market.



Launches
R$ 000
Units
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
2,500
2,000
1,500
1,000
500
-
2,088
2,295
1,999
388,937
513,265
395,502
Rossi's share 348,013
Rossi's share 405,314
Rossi's share 304,218
2003
2004
2005
Overall Sales Value Launches
Units

Sales

Contracted sales for 2005 totaled R$ 444.5 million. Despite the decrease in the volume of launches, we successfully maintained growth in sales through the sale of properties from previous years' launches. In addition, we obtained better-than-expected sales performance in the launch of the project named "Praça Capital" in the city of Campinas, which was totally sold in just two months.



Sales
R$ 000
Units
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
-
2,500
2,000
1,500
1,000
500
-
1,690
2,411
2,486
268,732
433,388
444,521
Rossi's share 247,951
Rossi's share 350,704
Rossi's share 332,085
2003
2004
2005
Amount of Sales
Units

In an Extraordinary Shareholders' Meeting held on January 26, 2006, a 1-for-8 reverse stock split of Rossi Residencial S.A. shares, and adherence to Bovespa's differentiated practices of corporate governance, named *Novo Mercado* ("New Market") was approved.

In order to stimulate share liquidity, in January 2006 Rossi Residencial S.A. contracted Pactual Corretora de Títulos e Valores Mobiliários S.A. as market maker for its shares ("RSID3") on Bovespa, for the period of one year, automatically renewable for equal periods.

Performance

Rossi closed 2005 with net income of R$ 20.2 million and EBITDA of R$ 44.1 million, representing growth of 5% and 21%, respectively, in relation to 2004.


Net Income
(in R$ 000)
19,301
20,178
2003
2004
2005
(6,143)
EBITDA
(in R$ 000)
44,071
36,538
2003
2004
2005
(5,269)

The graph below presents the balance of accounts receivable according to the current accounting practice.


Accounts Receivable
(in R$ 000)
172,079
265,065
332,955
2003
2004
2005

Total accounts receivable related to contracted sales and, according to the accounting practice, not reflected in the balance sheet are detailed in note 19 – Change in Accounting Practice.

Indebtedness

Rossi closed 2005 with total indebtedness of R$ 140.6 million, of which R$ 109.4 million, or 78%, represented by specific financing for the projects. It is Rossi's strategy to obtain lines of mortgage loans for the projects considering that the cost of funding is TR (a managed prime rate) + 12% p.a., and the debt is self-repaying, through the passing on of customers' debit balance to the financing banks.

Working capital transactions decreased 31%, from R$ 45.1 million to R$ 31.2 million.


Indebtedness
(in R$ 000)
12,618
14,098
20,060
64,442
29,206
15,851
109,380
25,858
5,343
2003
2004
2005
working capital
pledge of receivables
mortgage loan

Construction in Progress

As of December 31, 2005, Rossi had 39 construction sites, comprising 45 projects in a total of 5,667 units, equivalent to 826,627m² of area under construction. Since 1992, Rossi has launched 28,077 units, equivalent to 2,760,193m² of built-up area, of which 22,410 units, corresponding to 1,933,567 m² of built-up area, have already been delivered.

São Paulo, January 26, 2006

Management

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

BALANCE SHEETS AS OF DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
ASSETS	2005	2004	2005	2004
CURRENT ASSETS				
Cash and banks	2.988	1.147	9.641	4.286
Cash investments	3.400	4.709	6.108	17.185
Accounts receivable	110.547	128.308	149.651	138.087
Real estate for sale	132.582	123.196	299.226	191.022
Prepaid expenses	16.430	15.540	28.244	25 605
Other assets	41.972	25.816	47.780	30.865
Total current assets	307.919	298.716	540.650	407.050
LONG-TERM ASSETS				
Accounts receivable	86.858	69.089	183.304	126.978
Cash investments	2.133	4.391	2.133	4.391
Escrow deposits	20.828	18.329	28.373	26 382
Deferred taxes	27.606	16.459	29.813	18.872
Related parties	-	-	4.508	-
Other assets	182	3.418	182	3.418
Total long-term assets	137.607	111.686	248.313	180.041
PERMANENT ASSETS				
Investments	126.456	82.932	1.484	1.544
Property and equipment, net	1.659	1.355	1.757	1.484
Intangible assets, net	1.624	2.086	1.676	2.186
Total permanent assets	129.739	86.373	4.917	5.214
TOTAL ASSETS	575.265	496.775	793.880	592.305

	Company		Consolidated	
LIABILITIES AND SHAREHOLDERS' EQUITY	2005	2004	2005	2004
CURRENT LIABILITIES				
Financing for construction - mortgage loans	47.371	37.094	92.366	41.627
Working capital loans	29.572	30.287	29.572	30.287
Accounts payable for land acquisition	8.626	5.025	45.799	23.214
Accounts payable, trade	6.541	5.319	11.118	7.590
Accrued salaries and related chages	3.315	2.581	3.551	2.872
Taxes payable	5.546	3.190	11.346	6.051
Dividends payable	4.796	7.713	4.796	7.713
Advances from customers	21.564	26.010	34.751	23.112
Related parties	37.701	-	37.701	-
Other accounts payable	28.441	14.480	16.799	7.233
Total current liabilities	193.473	131.699	287.799	149.699
LONG-TERM LIABILITIES				
Financing for construction - mortgage loans	9.731	10.453	17.014	22.815
Working capital loans	1.629	14.771	1.629	14.771
Accounts payable for land acquisition	13.022	8 654	85.908	40.979
Taxes payable	22.082	22.082	27.356	28.473
Related parties	29.168	27.530	28.076	19.262
Deferred taxes	13.512	4.320	15.098	6.441
Total long-term liabilities	89.144	87.810	175.081	132.741
MINORITY INTEREST	-	-	38.352	32.599
SHAREHOLDERS' EQUITY				
Capital	230.732	230.732	230.732	230.732
Legal reserve	5.902	4.893	5.902	4.893
Reserve for profit retention	56.014	41.641	56.014	41.641
Total shareholders' equity	292.648	277.266	292.648	277.266
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	575.265	496.775	793.880	592.305

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$, except earnings per share)

	Company		Consolidated	
	2005	2004	2005	2004
GROSS REVENUES				
Revenues from sales of properties and services	250.986	220.781	418.740	331.826
Taxes on sales and services	(9.199)	(10.833)	(14.798)	(14.195)
NET REVENUES	241.787	209.948	403.942	317.631
COST OF SALES AND SERVICES	(170.170)	(148.864)	(288.310)	(219.252)
GROSS PROFIT	71.617	61.084	115.632	98.379
OPERATING INCOME (EXPENSES)				
Administrative	(26.100)	(20.687)	(29.998)	(26.406)
Selling	(31.404)	(28.672)	(45.685)	(36.245)
Depreciation and amortization	(1.338)	(1.684)	(1.417)	(1.772)
Financial expenses, net	(20.587)	(11.568)	(19.247)	(10.457)
Income from customer financing	7.263	6.000	7.263	7.255
Equity in subsidiaries	16.305	14.961	-	-
Employee profit sharing	(173)	-	(173)	-
Other operating income (expenses)	1.276	38	482	(2.513)
INCOME FROM OPERATIONS	16.859	19.472	26.857	28.241
NONOPERATING INCOME	2.999	435	2.962	2.589
INCOME BEFORE TAXES AND MINORITY INTEREST	19.858	19.907	29.819	30.830
PROVISION FOR INCOME AND SOCIAL CONTRIBUTION TAXES	320	(606)	(3.229)	(5.007)
INCOME BEFORE MINORITY INTEREST	20.178	19.301	26.590	25.823
MINORITY INTEREST	-	-	(6.412)	(6.522)
NET INCOME	20.178	19.301	20.178	19.301
EARNINGS PER SHARE OUTSTANDING AT YEAREND - R$	0,05	0,05		

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

		Profit reserves			
	Capital	Legal reserve	Reserve for profit retention	Retained earnings	Total
BALANCES AS OF DECEMBER 31, 2003	230.732	3.928	31.018	-	265.678
Net income	-	-	-	19.301	19.301
Proposed allocation of net income:					
Legal reserve	-	965	-	(965)	-
Payment of dividends	-	-	-	(7.713)	(7.713)
Reserve for profit retention	-	-	10.623	(10.623)	-
BALANCES AS OF DECEMBER 31, 2004	230.732	4.893	41.641	-	277.266
Net income	-	-	-	20.178	20.178
Proposed allocation of net income:					
Legal reserve	-	1.009	-	(1.009)	-
Payment of dividends	-	-	-	(4.796)	(4.796)
Reserve for profit retention	-	-	14.373	(14.373)	-
BALANCES AS OF DECEMBER 31, 2005	230.732	5.902	56.014	-	292.648

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

ROSSI RESIDENCIAL S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In thousands of Brazilian reais - R$)

	Company		Consolidated	
	2005	2004	2005	2004
SOURCES OF FUNDS				
From operations	-	-	20.050	15.225
Increase in long-term loans and financing	-	10.957	4.977	20.369
Increase in long-term accounts payable for land acquisition	3.651	-	42.432	8.676
Increase in long-term related parties	1.638	7.618	4.306	-
Transfers from long-term assets to current assets	5.494	-	5.494	-
Other sources	-	5.995	-	3.165
Minority interest	-	-	(659)	7.259
	10.783	24.570	56.550	39.469
Total sources	10.783	24.570	76.600	54.694
USES OF FUNDS				
In operations	676	1.668	-	-
Increase in long-term accounts receivable	5.878	(21.399)	42.301	6.823
Escrow deposits	2.499	1.482	1.991	2.962
Increase in property and equipment	557	597	557	604
Increase in intangible assets	628	407	627	422
Increase in investments	31.151	20.144	815	42
Proposed dividends	4.796	7.713	4.796	7.713
Transfers from long-term liabilities to current liabilities	17.169	8.063	23.920	5.746
Other	-	-	6.093	-
	62.678	17.007	81.100	24.312
Total uses	63.354	18.675	81.100	24.312
INCREASE (DECREASE) IN WORKING CAPITAL	(52.571)	5.895	(4.500)	30.382
REPRESENTED BY				
Increase in current assets	9.203	54.379	133.600	86.377
Increase in current liabilities	(61.774)	(48.484)	(138.100)	(55.995)
INCREASE (DECREASE) IN WORKING CAPITAL	(52.571)	5.895	(4.500)	30.382
Statement of funds provided by (used in) operations:				
Net income	20.178	19.301	20.178	19.301
Items not affecting working capital:				
Deferred taxes	(1.955)	537	(2.284)	2.591
Equity in subsidiaries	(16.305)	(14.961)	-	-
Net monetary variations on long-term items	(7.869)	(15.248)	(6.552)	(15.593)
Minority interest	-	-	6.412	6.522
Cost of investments sold	3.458	6.387	-	-
Goodwill amortization	474	632	875	632
Depreciation and amortization	1.343	1.684	1.421	1.772
Total funds provided by (used in) operations	(676)	(1.668)	20.050	15.225

The accompanying notes are an integral part of these financial statements.

Rossi Residencial S/A
Apimec SP Meeting
November 23, 2005



Real Estate Industry
Investment Opportunity

Risk Factor	Trend	Impact to the Sector
Credit	Increase of offer	Positive
Income	Growth	Positive
Inflation	Reduction	Positive
Interests	Reduction	Positive

Real Estate Industry
Investment Opportunity

- Favorable economic scenario

Increase of credit – release of FCVS (Salary Variation Compensation Fund) funds
Interest reduction
Income improvement
Unemployment reduction
Inflation drop

- Free market – pure and simple competition

- Regional characteristics – local partner

- Entrance and interest of entrepreneurial groups and investors by means of associations and partnerships –attractiveness of TIR (Internal Rate of Return)

Brief history

- *1980* Foundation, with focus on residential undertakings for medium and high class;
- *1992* Launching of the line of products Plano 100;
- *1996* Launching of the line of products Vida Nova;
- 1997 IPO / Went public with stock traded at BOVESPA and level I ADRs;
- 1999 Launching of a new residential concept, Villa Flora;
- 2000 Beginning of organizational restructuring by regional offices / Implementation of SAP System;
- 2001 Diversification of product portfolio, again operating also in the medium-high and high classes segment;
- 2002 Acquisition of América Properties: operation in world class commercial and residential segment;
- 2003 Issuance of shares (R$ 80 million) and adhesion to the Level I of Corporate.

Rossi Differentials

Solidity

Rossi is proud of its financial solidity, as it knows that the developer/builder financial balance will show if the company has the capability to conclude the works in conditions and period previously stipulated. In 1997, we started to trade shares at Bovespa and ADRs overseas. We are also the first company in the industry to adhere to the Level I of Corporative Governance. A company that deserves the trust of such demanding professional investor also deserves your trust.

Transparency

Transparency and respect guide Rossi's philosophy. All documentation even before signing the contract is available to the client to be carefully examined. Additionally, all of our collaborators are committed to our philosophy and ready to serve you.

Quality

Quality is present in every detail, even in those you do not see. They are the result of constant investments in research that generate beautiful and functional products, standardization of procedures and waste reduction.

SAP

The company uses SAP to plan and manage areas with more efficiency and control, by means of a modern information technology system

Rossi Differentials

Contracts

To avoid losses and guarantee client will receiving of the contract, Rossi lays great emphasis on delivering personally the documentation at the indicated address. Thus, one of our collaborators, dully identified, delivers your contract.

Insurances

1. Unemployment Insurance: if unemployed, the purchaser might suspend the payment for up to six months, in compliance with contractual conditions.

2. Life Insurance: it is offered to clients, assuring tranquility to your family.

Internet

Through the website www.rossiresidencial.com.br, it is possible to access launchings, institutional and financial information, works schedules, news about prizes and deliveries. Our clients may refer to their contracts (outstanding balance and payments carried out), issue payment slip and change details.



Rossi Magazine

National editorial publication every two months, delivered to clients' home and distributed in Rossi's sales stands. It includes articles about interior design, architecture, travelling, well-being, business, gastronomy and celebrities who talk about their habits, after all, living well is our focus. Additionally, it announces Rossi's most recent launchings and the advance of works in progress.

Rossi Differentials

Visit to the construction works

By visiting the works, clients are able to personally follow all phases of the construction along with our Engineering and Customers Service teams. Visits are booked in several different stages of the works, so that clients check the quality of the construction.

Installments anticipation program

Clients may reduce their debit balance through a simple and safe procedure, with advantageous discounts.

Inspection

To clients' convenience and tranquility, before handing the keys, our engineering team personally escorts them to inspect the estate, ensuring that everything will be according to their expectations.

Owner's manual

Rossi delivers Property Manual in CD-ROM, with information about:

1. Maintenance and conservation of estate
2. Setting up and finishing
3. Floor plans and visits
4. Janitor's procedures

Rossi Differentials

Guarantee

All of Rossi's estates, as of the date when the "Habite-se" [Dwelling Permit], has the structural part guaranteed for 5 years as well as other Guarantees, pursuant to specific legislation.

Maintenance

After the property delivery, Rossi makes available to the owner a qualified maintenance team for occasional repairs that need to be done.

Property Delivery

Rossi lays great emphasis on delivering their estates with the same attention dedicated throughout the entire sale and construction period.

Condominium Arrangement

The Customer Service Team follows the condominium arrangement along with the Managing Company.

Capital Stock 2005, Sept. 30

Represented by 386,814,516 common shares

Adhesion to the Level 1 of BOVESPA Corporate Governance in 2003, February

Capital Stock Evolution (R$)	
• Capital antes do IPO	63,907,271
• IPO (1997)	86,825,000
•Capital after IPO	150,732,271
• Issuance of shares (Feb/03)	80.000.000
• Current Capital Stock	230,732,271


8,45%
91,55%

* Grupo Rossi *

Outstanding shares

Track Record

Total of launchings (1992 to September, 2005)

- No. of units: 26.872 un.
- Built area: 2.639.571 m^2

Already delivered

- No. of units: 22.212 un.
- Built area: 1.901.520 m^2

In progress

- No. of developments: 42
- No. of building sites: 37
- No. of units: 4.660 un.
- Built area: 738.051 m^2

Operation in different Regions...

Regional	Regions Comprehended
São Paulo	Grande São Paulo
63%	Baixada Santista Vale do Paraíba
Campinas	Sumaré
16%	Ribeirão Preto
Porto Alegre	Curitiba
14%	*Florianópolis*
Rio de Janeiro	Niterói
7%	*Baixada Fluminense* *Norte Fluminense*

Regional Office – Regions Comprehended

Rio de Janeiro
2001
Campinas
1996
São Paulo
1980
Porto Alegre
1999

(% VGV development in progress)

... and different product.
Segmentation according to price range



16,5%
44,6%
18,8%
15,5%
4,6%
até MR$ 200
de MR$ 200 a MR$ 350
de MR$ 350 a MR$ 500
acima de MR$ 500
Comerciais

Backlog of developments in progress –R$ 1.3 bi VGV
(in thousand R$)


823,7
202,4
182,3
91,2
1.299,5
Reg. SP
Reg. CS
Reg. PA
Reg. RJ

Backlog of developments in progress

(in thousand R$)



Reg. São Paulo
101,7
380,5
153,8
187,7
823,7
até MR$ 200
de MR$ 200 a MR$ 350
de MR$ 350 a MR$ 500
acima de MR$ 500
Comerciais
Total



Reg. Campinas
78,3
63,6
46,5
13,9
202,4
até MR$ 200
de MR$ 200 a MR$ 350
de MR$ 350 a MR$ 500
acima de MR$ 500
Comerciais
Total

Reg. Porto Alegre


78,8
43,9
59,6
182,3
até MR$ 200
de MR$ 200 a MR$ 350
de MR$ 350 a MR$ 500
acima de MR$ 500
Comerciais
Total

Reg. Rio de Janeiro


34,4
56,8
91,2
até MR$ 200
de MR$ 200 a MR$ 350
de MR$ 350 a MR$ 500
acima de MR$ 500
Comerciais
Total

Launchings -VGV
(in thousand R$)



156,1
148,5
442,9
302,2
388,9
348,0
513,3
405,3
192,1
158,7
214,8
153,5
2001
2002
2003
2004
Jan - Sep 2004
Jan - Sep 2005
100%
Rossi Share

Launchings
(in units and average price)


Lançamentos - em Unidades
1.977
2.497
2.088
2.295
863
892
2001
2002
2003
2004
Jan - Set 2004
Jan - Set 2005


Preço Médio R$ mil por unidade
79,0
177,4
186,3
223,6
222,6
240,8
2001
2002
2003
2004
Jan - Set 2004
Jan - Set 2005

Sales
(in thousand R$)



433,4
304,5
257,7
268,7
350,7
206,0
123,0
235,1
248,0
226,4
186,7
122,7
2001
2002
2003
2004
Jan - Set 2004
Jan - Set 2005
100%
Parte Rossi

Rossi Share

Sales
(in units and average price)



Vendas - em Unidades
1.621
2.026
1.690
2.411
1.224
1.494
2001
2002
2003
2004
Jan - Set 2004
Jan - Set 2005



Preço Médio - R$ mil por unidade
75,9
127,2
159,0
179,8
168,3
203,8
2001
2002
2003
2004
Jan - Set 2004
Jan - Set 2005

Net income earned
(in thousand R$)



137,7
163,9
179,7
317,6
203,2
290,4
2001
2002
2003
2004
Jan - Set 2004
Jan - Set 2005

Unearned Result
(in thousand R$)



26,1
57,7
94,0
111,1
86,9
88,3
dez - 01
dez - 02
dez - 03
dez - 04
set - 04
set - 05

Indebtedness
(in thousand R$)



12,6
14,1
20,1
64,4
29,2
15,9
97,8
18,7
18,1
Dez' 2003
Dez' 2004
Set' 2005

Working capital

pledged receivables credit

real estate

Business Portfolio
Land Stock

Regional	Land Stock	Units	M² -total area	Global Sales Amount – thousand R$
São Paulo	6	2,790	829,977	624.8
Campinas	7	2,309	109,584	241.6
Porto Alegre	5	567	68,908	98.4
Rio de Janeiro	10	748	203,815	208.9
Total	**28**	**6.414**	**1.212.283**	**1.173.7**

Clarification on accounting practices

Circular Letter CVM –SEP no. 05/95

Acknowledgement of income according to the percentile of conclusion of the development;

Commercial and financings costs and expenses directly related to the development are differed and appropriated to the result in the same proportion of the income appropriation;

Estimate costs to be incurred –corresponds to the cost estimate for the construction of the universities sold;

Result of sales of properties to be appropriated –estimated net result of estates sols, which shall be appropriated until the completion of the construction of the respective developments.

Normative Instruction of the Internal Revenue Service no. 84/79

Revenues, land and construction costs proportionally appropriated to the receipt of sales price;

Used as calculation base to all taxes assessed.

Example of result appropriation

development with the following characteristics:

- Sales global value –VGVR$ 100.000
- Land Cost R$ 10.000
- Estimated Cost R$ 50.000
- Commercialization of expenses R$ 5.000

Supposing:

- 90% of units sold
- 10% of unit in stock during construction

Example of result appropriation

EVENTO		Accounts	Debit	Credit
1 - Land acquisition	D – C -	Land Stock Payable Lands	10.000	10.000
2 - Sale of 90% of Units				
Sales Prices	D – C -	Accounts receivable from customers Fut. Tax Yr Results – Revenue	90.000	9 0.000
Estimated Construction Cost	D – C -	Fut. Tax Yr Results - Const. Estimate Cost to Incur	4 5.000	4 5.000
Write-off of Land from Stock	D – C -	Fut. Tax Yr Results -Lands Land Stock	9.000	9.000
Commercial Expenses Incurred	D – C -	Fut. Tax Yr Results -Commerc. Stocks Cash	4.500 500	5.000
3 - Accomplishment of REF proportional to the Land Cost	9.000 land cost = 16,67% (45.000 constr. + 9.000 land)			
	D – C -	Fut. Tax Yr Results –Revenue Sales Revenue	15.000	15.000
	D – C -	Sales Cost - Lands Fut. Tax Yr Results -Lands	9.000	9.000
	D – C -	Commercial expenses Fut. Tax Yr Results -Comerc.	750	750

Example of result appropriation

EVENTO		Accounts	Debit	Credit
4 – Internal Construction Cost Incurred	D	Estimated cost to be incurred	900	
	D	Stocks	100	
	C	Cash		1000
5 -Accomplishment of REF proportional to Cost Incurred		(9.000 land + 900 constr.) (-16,67% already appropriated) = 1.67% (45,000 constr. + 9,000 land)		
	D	Result Fut. Tax Yrs – Revenues	1500	
	C	Sales Income		1500
	D	Sales Cost – Constr. Works	900	
	C	Result Fut. Tax Yrs - Constr. Works		900
	D	Commercial Expenses	75	
	C	Result Fut. Tax Yrs - Commercial		75
BALANCE IN THE PERIOD		Assets *(Clients, Stocks, etc)*	85,600	
		Liabilities		
		Payable Land		10,000
		Estimated Cost to be Incurred		44,100
		Result Fut. Tax Yrs – Revenues		73,500
		....Result Fut. Tax Yrs - Constr. Works		(44,100)
		.... Result Fut. Tax Yrs - Commercial		(3,675)
			85,600	85,600
RESULT IN THE PERIOD		Financial Statement		
		Sales Income		16,500
		Sales Cost – Constr.		(900)
		Sales Cost – Lands		(9000)
		Gross Profit		6,600
		Commercial Expenses		(825)
		Operating Profit		**5,775**

Undertaking launched in 2005

Santa Felicidade

(www.rossiresidencial.com.br/santafelicidade)

Development comprising 48 houses with 2 and 3 bedrooms and 40 apartments de 2 bedrooms, average private area 59,60 m_2 and average price de R$ 66 thousand, totaling global sales value (VGV) of R$ 5.834 thousand, launched in February 2005 in the city of Campinas –SP, of which Rossi's share is R$ 4,084 thousand.



Undertaking launched in 2005

Giardino Paraíso

(www.giardinoparaiso.com.br)

Development comprising 150 apartments de 3 and 4 bedrooms, with private area of 167 m_2 and average price de R$ 578 thousand, totaling global sales value (VGV) of R$ 86.739 thousand, launched in April 2005, in the city of São Paulo –SP, of which Rossi's share is R$ 43.370 thousand.



Undertaking launched in 2005

Vivanti

(www.rossiresidencial.com.br/vivanti)

Development comprising 102 apartments de 4 bedrooms, with private area of 148 m_2 and average price de R$ 322 thousand, totaling global sales value (VGV) of R$ 32.864 thousand, launched in April 2005, in the city of São Paulo -SP.



Undertaking launched in 2005

Condomínio Amoreira

(www.rossiresidencial.com.br/
villaflora)

Development comprising 56 houses with 2 and 3 bedrooms, with private area of 67 m_2 and average price de R$ 74 thousand, totaling global sales value (VGV) of R$ 4.141 thousand, launched in April 2005, in the city of Sumaré-SP.



Undertaking launched in 2005

Residencial Gaia

(www.rossiresidencial.com.br/gaia)

Development comprising 72 apartments de 2, 3 and 4 bedrooms, with private area of 88 m_2 and average price de R$ 203 thousand, totaling global sales value (VGV) of R$ 14.582 thousand, launched in May, 2005, in the city of Rio de Janeiro -RJ.



Undertaking launched in 2005

Condomínio Gardênias

(www.rossiresidencial.com.br/villaflora)

Development comprising 78 houses with 2 and 3 bedrooms, with private area of 67 m_2 and average price de R$ 75 thousand, totaling global sales value (VGV) of R$ 5.827 thousand, launched in May 2005, in the city of Sumaré-SP.



Undertaking launched in 2005

Parnaso Eco Residenza

(www.rossiresidencial.com.br/
parnazo)

Development comprising 60 apartments de 4 bedrooms, with private area of 130 m^2 and average price de R$ 245 thousand, totaling global sales value (VGV) of R$ 14.678 thousand, launched in July 2005, in the city of Campinas –SP, of which Rossi's share is R$ 7.339 thousand.



Undertaking launched in 2005

Condomínio das Pitangueiras
(www.rossiresidencial.com.br/
villaflora)

Development comprising 74 houses with 2 bedrooms, with private area of 57m² and average price de R$ 59 thousand, totaling global sales value (VGV) of R$ 4.347 thousand, launched in August 2005, in the city of Sumaré-SP.



Undertaking launched in 2005

Olympia Self Living

(www.rossiresidencial.com.br/olympia)

Development comprising 53 apartments de 2 bedrooms, with private area of 69 m^2 and average price de R$ 220 thousand, totaling global sales value (VGV) of R$ 11.669 thousand, launched in September 2005, in the city of São Paulo -SP.



Undertaking launched in 2005

Homeland

(www.rossiresidencial.com.br/
homeland)

Development comprising 59 houses with 4 bedrooms, with private area of 169 m^2 and average price de R$ 298 thousand, totaling global sales value (VGV) of R$ 17.566 thousand, launched in September 2005, in the city of Campinas -SP, of which Rossi's share is R$ 8.783 thousand.



Undertaking launched in 2005

Vivaz
(www.rossiresidencial.com.br/vivaz)

Development comprising 100 apartments de 3 bedrooms, with private area of 89 m^2 and average price de R$ 165 thousand, totaling global sales value (VGV) of R$ 16.535 thousand, launched in September 2005, in the city of São Paulo -SP.



Rossi Residencial S/A
Apimec SP Meeting
November 23, 2005



tonio Dini Pedroso
marcopedroso@ros
/ri

Rossi Residencial S/A
Marco Antonio DiniPedroso
Investors Relations Officer
+55 11 3759-8541
www.rossiresidencial.com.br/ri
marcopedroso@rossiresidencial.com.br

END